
11006962

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 6, 2011

Commission File Number: 001-10306


SEC Mail Processing
Received
MAY 06 2011
Wash., D.C.
200
Section

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE ROYAL BANK OF SCOTLAND GROUP plc

TABLE OF CONTENTS

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2011

THE ROYAL BANK OF SCOTLAND GROUP plc
(Registrant)

By: 

Name: ANGELA MCENTEE
Title: ASSISTANT SECRETARY

RBS

The Royal Bank of Scotland Group

Annual Report and Accounts 2010


Citizens Bank
RBS
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Item 1

What's inside

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We have met, and in some cases exceeded, the targets for the second year of our Strategic Plan.

2010 business achievements

Good progress against Strategic Plan targets

Core bank becoming stronger

Non-Core run-off progressing well

Significant progress on EC disposals

2010 financial highlights

£1.9bn
Group operating profit [1]

13%
Core return on equity [2]

10.7%
Group Core Tier 1 ratio

33%
Impairment losses reduction

2.01%
Group net interest margin

56%
Core cost:income ratio

Notes:

(1) Group operating profit/(loss) before tax, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap – fair value changes, gains on persions curtailment, write-down of goodwill and other intangible assets and RFS Holdings minority interest and excluding movement in the fair value of own debt (FVOD). Statutory operating loss before tax of £399 million for the year ended 31 December 2010.

(2) Indicative Core attributable profit, excluding fair value of own debt, taxed at 28% on Core average tangible equity (circa 70% of Group tangible equity based on risk-weighted assets).

Our 2013 vision

Enduring customer franchises

- A universal bank, anchored by retail and commercial activities with strong, complementary investment banking capability
- A top-tier competitor in our main markets

Safer and more focused

- Capital and liquidity strength meeting the highest international standards
- Gross reduction in funded assets of £500 billion

A valuable, private sector bank

- Consistently profitable, with sustainable shareholder returns targeted at 15% on our tangible equity capital
- The Government will have begun to sell its shares at a profit

Philip Hampton, Chairman

Watch or listen to
Philip Hampton at www.rbs.com/AnnualReport

For biographies
see pages 226-229



Rebuilding and Recovery

There was a step-change in our overall financial performance last year. The return to operating profit[1] reflects both the internal rebuilding process at RBS and the external recovery in market and economic conditions. We are still a good way from where we want to be in terms of our performance but 2010 represents another big stride towards that goal.

[1] As defined on page 1.

Business achievements

There are two dimensions to the internal rebuilding process at RBS: reducing our exposure to certain assets and risks, and strengthening our core businesses. On asset and risk reduction, we are ahead of schedule. Our programme of business disposals has attracted the most attention, with 20 agreements signed or completed in 2010. But our asset restructuring deals and run-off programme are also contributing to making RBS a stronger and safer bank, with a greatly improved capital position and lower funding needs.

This progress means we can increasingly focus on the core businesses that will drive our future. It has been pleasing to see the early results of our efforts to strengthen them. For example, we have increased our share of the mortgage and savings markets in the UK, with account numbers rising by 44,000 and 579,000, respectively. We are investing heavily in our core businesses, with a strong emphasis on serving customers better and improving our efficiency.

Economic backdrop – getting better

The global economy rebounded strongly in 2010, but the strength of the recovery was unevenly spread across countries, and over time. Among our core markets, the UK and the US both returned to fairly modest growth. Conditions in Ireland remained very challenging.

This general improvement must be viewed against a backdrop of financial market turbulence at various points in the year, especially in Europe. So while our expectation is that the return of economic growth in 2010 will be sustained in 2011, and that interest rates will gradually start to rise during the year, we are vigilant about the downside risks and the possibility of spill-over effects from political uncertainties in some countries and regions.

Public policy – lending and remuneration

In the public policy debate, two issues attracted controversy for UK banks in 2010: lending to companies, especially small and medium enterprises; and remuneration. In February 2011, the leading UK banks reached an agreement with the UK Government with the intention of reducing public controversy and improving constructive relationships.

The agreement involves a series of commitments by the larger banks, including on lending, remuneration and capital support, which are a positive reaction to issues of concern in our communities. We welcome the UK Government's recognition of the contribution of financial services to the economy, and its commitment to support the creation of a level international playing field to promote effective competition.

On lending, it is important that banks give customers confidence that requests for funds for viable businesses will be met. RBS has been active in support of our customers over the last two years of significant downturn. For example, we are on track to meet our current targets for UK lending availability, agreed in March 2010. In the UK, we lent £52 billion to businesses over the first eleven months of the March 2010 – February 2011 period, well ahead of our full year target of £50 billion. Over the same eleven month period we lent over £15 billion to mortgage customers, resulting in net balance growth of more than £8 billion, in excess of our full year mortgage net lending target of £8 billion.

Our lending goals to businesses will now continue in 2011, with additional capacity available to support further growth if demand is higher than expected. This time, we will be joined by the other large UK banks. We hope this initiative will help give confidence to stimulate economic growth. In addition, the banks have agreed to support a new major equity fund targeted at small businesses, and provide capital to the UK Government's "big society" bank.

Our support for business extends beyond lending. This is particularly true in tough economic times when it is even more important to preserve economic activity and jobs. A 500-strong team of our most experienced relationship managers provides intensive support to new and fast-growing companies, who may be experiencing a recession and its aftermath for the first time. We have also grown our team of restructuring specialists who help struggling businesses back to health. We helped around 950 UK businesses to restructure successfully in 2010. We work with companies of all shapes and sizes across the country – from a small road haulage business to higher-profile examples, such as Liverpool Football Club, and large multinationals.

On remuneration, we have been a leading advocate of international, industry-wide reform in the banking sector over the last two years, having focused early on the need for deferrals, clawback and strong alignment of rewards to shareholders' interests by using equity instead of cash.

Following an extensive consultation with both our institutional shareholders and UK Financial Investments, the Board has decided our approach on the key aspects of 2010 remuneration, including performance-related awards, and has balanced the need to attract and retain talented people to serve customers effectively with other key drivers, including regulatory compliance and the control of costs. It will again include a £2,000 cap on immediate cash bonuses.

On tax, the Government will introduce a levy on banks' balance sheets from 1 January 2011. This policy was announced by the Chancellor of the Exchequer in the June Budget, with the details finalised as part of the February 2011 agreement outlined above. If the levy had been applied to the balance sheet at 31 December 2010, the cost of the levy to RBS would be in the region of £350 to £400 million in 2011.

We made a gross contribution of £3.9 billion to the UK Government in 2010. The bulk of this was taxes, including £1.5 billion paid on behalf of employees, directly or indirectly. We also paid around £1.5 billion fees, including £700 million for the Asset Protection Scheme.

Governance – building on the changes we made last year

We made comprehensive changes to the Board and the Executive Management team in 2009, so last year was one of relative stability. I remain confident that the Board has the right blend of skills and experience to succeed. Our management team, under the experienced leadership of Stephen Hester, is doing an excellent job in moving RBS forward.

Penny Hughes joined the Board on 1 January, as a Non-executive Director, and took over as Chair of our Remuneration Committee from 1 June 2010. Brendan Nelson was appointed as a Non-executive Director with effect from 1 April, and took over as Chair of the Group Audit Committee following the 2010 AGM.

Archie Hunter left the Board at the 2010 AGM after six years and I would like to thank him for his work as a director and Chair of the Audit Committee. The commitment he provided during a time of major changes on the Board was very professional and valuable.

Finally, Colin Buchan will stand down from the Board in the summer, after nine years. Again, his commitment as a director and, last year, as chairman of the Remuneration Committee, has been greatly appreciated by the Board.

Sustainable Banking – serving local communities

Financial services provide important benefits to society when they are delivered responsibly and efficiently. Having learned the lessons from the past, the challenge for RBS is to deliver these services in a way that our communities value and that our people can be proud of. I am confident that the changes we are making at RBS in the way we do business, as well as the business we do, will help to achieve this. Much of this work is overseen by the Group's Sustainability Committee, which is chaired by our Senior Independent Director, Sir Sandy Crombie, and reports to our Board.

For example, NatWest and RBS introduced Customer Charters in 2010. These are based on the issues that customers have told us are important to them, such as making banking easy (we will extend our opening hours in our busiest branches). Similarly, Ulster Bank in Ireland and Citizens in the US launched their own commitments, which are already delivering tangible benefits to our customers.

We are also committed to investing in and developing our community programmes. Our long-running MoneySense programme continues to provide education on basic financial matters to thousands of schoolchildren in the UK, and is actively supported by employee volunteers. The Citizens 'Gear for Grades' programme in the US provides school supplies for children whose families are unable to afford them. Since the programme's inception in 2003, Citizens has served over 150,000 school children in the US. Our community activities also include business start-up support and microfinance programmes. Our annual Sustainability Report contains extensive information on our activities in this key area for us in the UK, USA, India and many other countries where we operate.

Value for our shareholders

It is vital that we make a proper financial return on the large amounts of new capital that RBS has raised in recent years, mainly from the UK Government. To make that return, we know that we have to run the businesses efficiently and support our customers effectively. An intrinsic part of our effectiveness comes from being a healthy and safe bank, with sufficient capital and liquidity to meet the demands of customers, markets and regulation. Many banks in the UK and elsewhere, including RBS, operated for a number of years with levels of capital and liquidity which, certainly in hindsight, left them weak and vulnerable. Our job is to make sure RBS remains strong and safe, but also to reward shareholders appropriately through improving financial results. I hope you will agree that the progress we have made is evident in our 2010 Results. Much remains to be done, but we are another important step closer to realising the potential in the businesses that make up the RBS Group.

Philip Hampton
Chairman

Stephen Hester, Group Chief Executive

Watch or listen to
Stephen Hester at www.rbs.com/AnnualReport

For biographies
see pages 226-229



Two years on from the global financial crisis, our recovery is ahead of schedule. In 2010 we made big strides in risk reduction and an early return to operating profits. We have much work still to do and there are significant obstacles still to overcome. We aim for continued progress this year.

Our goals

Our overriding focus is on achieving three things:

- to serve customers well;
- to restore the Bank to undoubted standalone strength; and
- to rebuild sustainable value for all shareholders, and in so doing to enable the UK Government to sell its holding profitably over time.

Strategy

RBS's strategy, announced in 2009, remains our best route to achieving these goals. It is serving us well in meeting the twin challenges of continuing change in our external environment and the need for radical internal restructuring at RBS.

The new RBS is built upon customer franchises with substantial competitive strengths in their respective markets, our "Core" businesses. Each is being reshaped to provide improved and enduring performance. The Core businesses all generate strong value in their own right, and a still stronger, balanced and more valuable mix together. The business shape and new management disciplines we are establishing can drive RBS to success as a leading bank in its markets for many years to come.

The weaknesses uncovered by the financial crisis – of leverage, risk concentration and business stretch – are being fixed. The successful and continuing run-down and sale of assets which weakened us, or businesses where we have no competitive advantage, illustrates this. These assets were placed in our Non-Core Division and give a focus to our risk reduction objectives. We are changing a balance sheet which could not withstand the crisis and, importantly, the culture that created it.

2010 Results against goals

2010 was a year of good progress and the Group is on or ahead of its published goals for this stage of our Plan. There have been and still are challenges to face into, whether economic, regulatory or political. Our resilience to such events is increasing steadily.

Customers: We are completely clear – success in serving customers is the key to our business future. Overdue investment in service, technology and a changing cultural approach is starting to roll out across RBS. Most of our Core franchises showed gains on a variety of customer measures during the year though we are conscious that much remains to be done. It will take time for our actions to have full effect, in particular where business restructuring has been most marked.

In each of our retail businesses we have re-energised and invested in our customer offering around the organising thought of 'helpful banking'. The proposition in each market is tailored to suit local customers: NatWest has 'Helpful Banking'; RBS has 'Here for You'; Citizens has 'Good Banking is Good Citizenship', and; Ulster Bank has 'Help For What Matters'. This is supporting improved customer attraction and retention and has resonated positively with staff, customers, and the broader communities we serve.

Risk: Excellent progress has been made on the journey towards bringing RBS's risk profile in line with the highest standards of our industry. Our funding and liquidity profile is much improved and no longer an outlier for our industry. Non-Core assets are down a further £63 billion, the loan-to-deposit ratio is 117%, down from 154% at peak and our Core businesses now take in over £1 of deposits for every £1 of loans made – the "gold standard" we are targeting. Improvements in risk are also evident through reductions in single name and sectoral credit concentrations.

RBS has strong capital ratios – with a Core Tier 1 ratio of 10.7%. The additional protection of the Asset Protection Scheme, as expected, is unlikely to be called upon and we target scheme exit by the end of 2012, subject to continued progress on risk reduction and to regulatory approvals.

Shareholder value: This vital part of our goals is on track but inevitably will take the most time to deliver fully. The potential is there and the performance of the Bank will increasingly speak for itself. 2010 results were a large improvement on 2009 and our budgets for the year. At Group level RBS posted £1.9 billion of operating profits, excluding fair value of own debt (from a £6.1 billion loss in 2009). It was only after the post tax effect of APS (£1.1 billion) that we reported a net attributable loss of £1.1 billion. We are taking significant steps toward repaying the support we have received.

The RBS Core business posted operating profits of £7.4 billion and return on equity of 13%, above its cost of capital. Importantly the quality of results also improved. While still significantly impacted by high credit costs, low interest rates and other economic challenges, our Retail and Commercial businesses increased operating profits by 66% to £3.8 billion with a 10% ROE. Our Irish bank and our Insurance business remained in loss as a result of prior risk exposures which we are working down. Our investment banking arm, despite tough markets, posted £3.4 billion operating profits and a 17% ROE – a competitive result when compared with peers, though down from the record prior year. Adding the related parts of our GTS business gives still stronger returns for our wholesale client activity as a whole.

2010 results were achieved with strong attention to efficiency – beating our cost targets and allowing vital investment right across the Group to enhance future growth and business quality.

In Non-Core progress was also pleasing, though losses will continue in this division during the remaining Plan period as assets are sold and run down. Non-Core assets reduced by £63 billion to £138 billion during 2010, beating our targets. Losses narrowed sharply though they are still significant.

People

Our people are doing a great job in producing the turnaround we have targeted despite great stresses and challenges. I thank all of my colleagues at RBS for this.

Our ability to attract, retain and motivate the best people is still not what we want it to be. Our business challenges and the external environment lead to management compromises that add risk to the achievement of our business goals. We are working hard to move forward and balance staff motivation with external acceptance that past mistakes have been addressed.

Regulation

We support the revolution in regulatory standards that, when complete, and coupled with the dramatic industry changes taking place, will make for a safer financial services industry for everyone. But a safer economy also needs global macro-economic imbalances to be successfully addressed.

The Basel-led process seems likely to get to the right place on bank safety and there is good progress in the design of bank resolution and recapitalisation ("bail-in") mechanisms, which should remove the need for future state capital support. The impact of these measures materially impacts bank costs and return prospects. These in turn impact cost and availability of customer service, including credit provision. There is an important balance to be struck by policy-makers.

2011 will be noteworthy in the UK for the conclusion of the Independent Commission on Banking (ICB). The ICB has the opportunity to reflect on all of the change under way and to determine if additional measures would be beneficial. There are traps to avoid in areas where UK reform, which is not followed elsewhere, might bring more cost than benefit, hamper banks and the economy and give the illusion of more safety without its reality. The Commission's work is continuing thoughtfully and we are co-operating fully to give insights wherever helpful.

Outlook

RBS is on track to meet its ambitious goals. These goals set out the path for our recovery period but also establish the foundations for the "new" RBS to enjoy strong and enduring prospects well into the future. For 2011, we target continued progress toward published targets. We continue to prioritise risk reduction, strengthening of customer service and building the quality and quantity of Core profits.

We are alert to the risks facing our businesses. In 2010, our results were accomplished despite eurozone market volatility, additional Irish impairments and higher than expected insurance provisioning. 2011 will doubtless have its own challenges as the global economic recovery seeks a firmer footing. Our plans might also face further substantial impacts from national and international regulatory changes.

And, as visible exemplars of the financial crisis, RBS remains vulnerable to "public mood". The journey from "problem" to "opportunity" is important and our progress will aid customer trust, staff stability and investor confidence. In that context we hope that the opportunity to sell part of the UK Government's shareholding becomes increasingly visible and appealing – a "win win" for the taxpayer and for RBS. That moment will be an emblem of our progress and, in some respects, of progress in the wider UK economy.

RBS in 2011

Our goals for 2011 are clear. External events can still blow us off course and caution is needed until these clarify. But for our part, the strategy is delivering. We are focussing on serving our customers well and better. We are stripping away excess risk inherited from the past. We are building enduring strength and value in the new RBS and supporting the economies we serve.

In conclusion, I would like to thank all of our staff, our shareholders and other stakeholders for their continued support as we build the new RBS.

Stephen Hester
Group Chief Executive

Q&As on progress

When we speak to our investors, some questions are asked more often than others. Below we provide a selection of those frequently asked questions – and answers.

Where are you in the impairment cycle?
The level of Group impairments fell by 33 per cent in 2010, reflecting improvements in the economic environment. Impairments fell in all core businesses, except Ulster Bank, where asset default levels and loss rates remained high in both the retail and corporate portfolios, reflecting difficult economic conditions in Ireland.

We currently expect impairments in Ulster Bank to stabilise in 2011, and to continue falling in our other businesses, assuming the global economic recovery is sustained.

When will the UK Government sell its shareholding?
The UK Government set up UK Financial Investments Ltd (UKFI) to manage its investments in financial institutions, including RBS. UKFI has been given a clear mandate by the Government, to protect and create value for the taxpayer as shareholder. As such, decisions around the timing of any sale are outside the remit of the RBS Group. We are acutely aware of our responsibility as part of this process. By successfully implementing our Strategic Plan, we will serve our customers well and achieve the business success needed to attract new investors.

Can you explain the treatment of the APS and fair value of own debt?
Our financial performance is affected by two items that do not reflect the day-to-day business of the Group – the Asset Protection Scheme and the fair value of own debt. Both can exhibit counter-cyclical behaviour, in that improving market conditions result in a charge, and vice versa.

The APS is a credit derivative and so must be accounted for at fair value; fluctuations in this value are reflected in the results. If market circumstances are getting better and credit spreads for the assets in the covered portfolio narrow, the value of the protection decreases and a loss is recognised. If spreads widen, the protection is more valuable, giving rise to a gain.

For accounting purposes, the Group values some of its issued debt (e.g. bond issues) at the current market price. Changes in this value are recorded in profit or loss. Part of this change results from market movements in the price of the Group's credit: when the Group's credit spreads tighten a loss is recorded, when they widen a gain is recorded.

What has been happening to margins, and why?
We need to rebuild net interest margins (NIMs) if we are to produce adequate profits to service the capital our shareholders have invested in RBS. Encouragingly, we made further progress in 2010: the Group NIM rose by 25 basis points to 2.01 per cent. This improvement was driven by the Retail & Commercial business, where asset margins recovered across a number of markets, primarily due to the run-off of older business written at unsustainably lower margins.

Progress on liability margins has been more difficult. This reflects strong competition for customer deposits, as the banking sector tries to narrow its funding gap, and the low interest rate environment.

What recommendations have you made to the Independent Commission on Banking (ICB)?
The Commission inquiry is a major event for our industry in the UK, and we have sought to engage thoughtfully. Our response was published on the ICB website.

In our view, the debate about banking size and structure can often generate more heat than light. The banks that failed during the crisis didn't fail because they were too big, or because they had an investment bank. They failed because they had some form of concentration risk: in funding, in lending to property, in geography or in proprietary trading.

We should aim for a financial system where the probability of future crises is substantially reduced and there is an effective resolution regime for those institutions that do still fail. If this can be achieved then the size and shape of banks can be driven by the choices of customers and shareholders, within the context of strong and effective regulation.

How much progress have you made towards the cost reduction target you set?
Our cost reduction programme continues to deliver material savings. Annualised savings are now just ahead of the £2.5 billion target for 2011 and are forecast to exceed £3 billion by 2013. This reflects better cost control in our day-to-day operations, as well as a number of business disposals.

These cost savings will help to finance the £6 billion of essential investments we have committed to make as part of our five-year recovery plan. These will strengthen our core businesses. Examples include the provision of an integrated Wealth IT platform and enhanced electronic trading facilities for GBM.

How much exposure do you have to the sovereign debt crisis?
Our exposure to sovereign bonds in the two countries most deeply embroiled in the crisis – Greece and Ireland – is relatively low (£895 million and £104 million, respectively at 31 December 2010). But we clearly have significant exposure to the Republic of Ireland economy through our Ulster Bank subsidiary (total lending was £43.2 billion at 31 December 2010). To help manage this exposure, we placed c.£15 billion of assets in our Non-Core Division, the vast majority of which relates to commercial property. We are managing this down over time and, where assets are currently non-performing, they are being heavily provisioned.

Our key targets

Key performance indicator	Why?	How are we doing? worst point	2009	2010	2013 target
Return on equity[1]	We need to cover our cost of capital in the long-run, and justify our shareholders' support.	(31%)	13%	13%	Core >15%
Cost:income ratio[3]	We cannot achieve a 15% RoE without cost control and margin re-pricing to ensure income is efficiently generated.	97%	53%	56%	Core <50%
Core Tier 1 ratio	We need a strong capital ratio to meet society's expectations of a safer banking system.	4%	11.0%	10.7%	>8%
Loan:deposit ratio	We want to put our balance sheet on a more secure footing by lending only as much as we have in deposits.	154%	135%	117%	c.100%
Short-term wholesale funding[7]	We want to reduce our reliance on short-term money market funding to make our balance sheet less volatile.	£343bn	£250bn	£157bn	<£150bn
Liquidity portfolio[9]	We want to hold strong liquidity buffers, to guard against unexpected funding difficulties.	£90bn	£171bn	£155bn	c.£150bn
Leverage ratio[10]	We target a much lower leverage ratio than before. A <20x ratio means that our assets are less than 20 times as large as our equity capital.	28.7x	17.0x	16.9x	<20x

Notes:

(1) Based on indicative Core attributable profit, excluding fair value of own debt, taxed at 28% and Core average tangible equity per the average balance sheet (c.70% of Group tangible equity based on RWAs). The 2009 return is based on Core tangible equity as at 31 December 2009 which included the full amount of the B Share investment by HM Treasury in December 2009.

(2) Group return on tangible equity for 2008.

(3) Cost:income ratio excluding fair value of own debt and net of insurance claims.

(4) 2008.

(5) As at 1 January 2008.

(6) As at October 2008.

(7) Amount of unsecured wholesale funding under 1 year (£157 billion) of which bank deposits are currently £63 billion, target £65 billion, other unsecured wholesale funding currently £94 billion, target £85 billion.

(8) As at December 2008.

(9) Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other eligible securities with central banks.

(10) Funded tangible assets divided by total Tier 1 capital.

(11) As at June 2008.

Operational Objectives	
Customer satisfaction scores	Serving our customers better must be the foundation of everything we do. We have favourable customer satisfaction scores, but our aspirations are higher still.
Market position metrics	We aim to have top five positions in the main customer markets we choose to be in. We will not compete where we cannot succeed for our customers and shareholders.
Employee satisfaction scores	We cannot succeed without a team of motivated employees working towards a common set of goals. Engagement has improved but further progress is required.


RBS

Our business and our strategy

Our approach to business

Our core businesses

Progress on our strategic plan

The economic environment



Our approach to risk management



Our over-riding focus is on achieving three things:

to serve customers well;

to restore the Bank to undoubted standalone strength; and

to rebuild sustainable value for all shareholders.

In the second year of our five-year plan, we made progress on all three counts.

We have three over-riding goals:

- to serve customers well
- to restore the Bank to undoubted standalone strength
- to rebuild sustainable value for all shareholders

There are important inter-dependencies between these goals. We cannot serve customers well if the Bank is not safer and more resilient. We cannot achieve standalone strength without rebuilding shareholder value. And we cannot rebuild shareholder value if we do not serve customers well. So while each of these goals is important on its own, we will succeed only if we consistently achieve them together.

Customers

Serving our customers well is the cornerstone of the Group's strategy. It is embedded in our Operational Objectives, our Customer Charters and in our 'How we do business' framework, which we describe below. It is encouraging that most of our core franchises showed gains on a variety of customer measures during the year. But we are not complacent. Our customers' needs and preferences change over time, so good service today does not guarantee good service tomorrow. And financial services is a competitive, dynamic industry. So it is important that we work hard to streamline and enhance our customer service proposition.


Customers
We understand our customers
We know who we are dealing with
We treat our customers fairly
We treat all customer information as confidential
Reputation
We conduct ourselves in a way that protects our reputation
We work within all relevant laws and regulations
We are a responsible and engaged member of the community
We conduct our business in a sustainable manner
We deliver essential customer services and critical business processes at all times
People
We value our people
We recruit, develop and reward people based on their ability to do the job
We manage our people responsibly and fairly

Standalone strength

Restoring the Bank to standalone strength is crucial. The first part of the challenge is fixing the problems of the past. We took a large step towards this goal in 2009, with significant improvements on both capital and liquidity. We made further progress in 2010. The second part of the challenge is to make RBS safer for the future. To achieve this, we launched a new vision for RBS Risk Management in 2010. That vision is about adopting a more holistic approach towards risk – across the business, the risk function and audit – to create a safe, sustainable and valuable bank for our customers, staff and shareholders.

Sustainable value

Of our three goals, building the sustainable value for all shareholders will inevitably take the most time to deliver fully. We have a strong foundation in our core businesses, which generated a 13% return on equity in 2010, just short of our 2013 target of greater than 15%. We are confident that our core businesses will generate strong value both in their own right and as a cohesive whole, given cross-business synergies and the balance they bring. We outline how they are each performing against their own targets, and together to deliver our Strategic Plan, on pages 12-15.

Rebuilding sustainable value will enable the UK Government to sell its holding profitably over time. We are acutely aware of our responsibility to repay the support we've received from the UK taxpayer. By successfully implementing our Strategic Plan, we will achieve the business success needed to attract new investors.

How we do business

We deliver products and services to millions of customers around the world. So it is important that we are consistent in the way we do business – from how we manage our risks, to how we treat both our customers and our employees.

To achieve this, we have made six statements that describe how we do business. These relate to: our customers, our people, our reputation, the security of our environment, the risks we take, and our finances.

Security

We operate in a secure environment

We protect access to our premises, systems and data

We operate our processes, systems and controls to minimise loss from fraud or error

Finances

We manage our finances carefully

We use the Group's capital and resources efficiently

We account for and report our transactions properly

Risk

We understand and manage the risks we are taking

We identify and manage the level of risk we are prepared to take

Progress on our Strategic Plan

Strategy and business objectives	How are we going to do this?
RBS to generate a sustainable 15% return on equity, powered by market-leading businesses in large customer-driven markets	**Market-leading franchises** Target and measure market positions and customer satisfaction in all core businesses. **Income growth** Focus on businesses capable of delivering sustainable growth and achieve market-level growth in each. **Cost control** Deliver on the Group's cost programmes, whilst making essential investments in our businesses. Achieve a cost:income ratio that places RBS among the most efficient of its global peers. **Rigorous capital and cost allocation** Accurately deploy the Group's capital and allocate appropriate costs to focus the divisions on returns, as well as on profit growth.
RBS to deliver its strategy from a stable AA category risk profile and balance sheet	**Reduced balance sheet scale** Continue to de-risk and shrink the Group's balance sheet, including careful control of future asset growth. **Funding programme** Limit over-reliance on wholesale markets to meet the Group's funding requirements, while building up an appropriate liquidity reserve. **Stable and robust capital support** Focus on implementing state of the art risk controls, run-off of excess risk concentrations and maintenance of strong equity capital.
The chosen business mix to produce an attractive blend of profitability, stability and sustainable growth	**Strong retail and commercial banking** Activity focused on UK, US and Ireland and supported by significant business investment plans. **Sustain focused customer-driven wholesale banking** GBM's strategic plan is progressing well. Having refocused the business on its core franchises, disciplined deployment of capital, technology and human resources support our targeted global client base. **Exit Non-Core business lines** Expeditious run-off or sale of businesses and asset portfolios while maximising the value obtained for the Group.
RBS management hallmarks to include an open, investor-friendly approach, discipline and proven execution effectiveness, strong risk management and central focus on the customer	**Publish targets for risk/return balance** Demonstrate execution effectiveness by setting clear performance targets for risk and returns, and give regular updates on progress against them. **Improve levels of disclosure** Rebuild confidence and trust with investors by combining clear performance targets with improved disclosure. **Set customer franchise targets for every business** Maintain excellent customer service as a core objective of the Group, now defined with reference to a series of targets. **Management change** At the centre of its efforts to rebuild standalone strength, RBS is dedicated to building continually the strength of its Board and senior management teams. **Strong risk management** Embed the new set of management disciplines to ensure that the RBS of the future is adequately protected, notably by its risk management processes and frameworks.

Our progress so far	Targets by 2013
We maintained top five positions in the principal markets we compete in. For example: • Top two in UK retail and commercial banking • Top five in US retail and commercial banking in our chosen regional markets • Top five in most principal investment banking markets e.g. foreign exchange. We won't compete where we can't succeed for our customers and shareholders.	All our main Core businesses sustain positions amongst the leaders in their markets
The economic environment showed signs of improvement in 2010 but continued volatility and monetary policy interventions in some countries in which the Group operates meant 2010 was still far from a normal year. Our core businesses remain resilient, and, we believe, are strongly positioned to achieve targeted growth levels when the major economies in which they operate fully normalise.	Sustainable 5-10% organic growth in "normal" times
We have already reached our goal of delivering £2.5 billion of annualised cost savings from across the Group. Annual savings are now forecast to exceed £3 billion by 2013. The Core cost:income ratio was 56% for 2010, down from a peak of 97% in 2008, and on track to hit our 2013 target.	Core cost:income ratio <50%
In 2009, each business was made fully accountable for the costs it incurs and capital it requires through the implementation of divisional level targets for risk weighted assets, return on equity and cost:income ratios. In 2010, this enabled us to focus accurately on the individual performance of our divisions as well as capture the benefits of our universal banking model.	Implemented in 2009 and on going
In 2010, Non-Core run-off accelerated, reducing the division's funded assets to £138 billion, over £100 billion lower than the December 2008 portfolio of £258 billion. Our Tier 1 leverage ratio decreased slightly in 2010 to 16.9x, down from 17.0x in 2009.	Group leverage below 20x, in line with strongest global peers
We improved our Group loan-to-deposit ratio to 117% by the end of 2010, compared with 135% a year earlier, and, by December 2010, our Core businesses were taking in £1 of deposits for every £1 of loans made. We continued to reduce our reliance on wholesale funding, from £250 billion of short-term wholesale funding in 2009 to £157 billion in 2010. Our liquidity reserves were in line with our 2013 target at the end of 2010, at £155 billion.	Group loan:deposit ratio of c.100% Short-term wholesale funding <£150 billion Liquidity reserves of c.£150 billion
Our Core Tier 1 capital ratio was 10.7% at the end of 2010, which although marginally lower than a year earlier, is above our 2013 target and positions the Group well to deal with future regulatory changes in capital requirements.	Core Tier 1 capital ratio >8%
Retail and commercial businesses generated around 51% of the Core operating profit for 2010, moving towards the achievement of our 2013 target. In the UK, we exceeded our £8 billion mortgage net lending target and £50 billion gross business lending target for the 12 month period to February 2011.	Two-thirds of Group profit and revenue to come from retail and commercial banking
GBM reported 2010 performance that was down from a highly unusual 2009. The division sustained its core product and market strengths, supporting its target customer franchises whilst continuing to implement its substantial change programme and invest for future growth. GBM third party assets, excluding derivatives, were down £15.5 billion compared with 31 December 2009 and its proportion of our Core operating profit has reduced during 2010 to 45%.	GBM to account for approximately one-third of Group profit and revenue
We made substantial progress in our disposal programme over the course of 2010; 20 business disposals were signed or completed. The disposal programme reduced Non-Core funded assets by £33 billion over the course of 2010, with a further £12 billion of Non-Core disposals signed and due to complete in the course of 2011. By 31 December 2010 the Group had also completed the sales of GMS and substantially all of its interest in RBS Sempra Commodities, and had agreed the sale of RBS England and Wales and NatWest Scotland branch-based businesses to Santander. This demonstrates solid progress towards the achievement of our EC divestment commitments.	Run-down of the Non-Core Division
We have announced clearly defined financial targets, at both individual division and Group level which we report against on a quarterly basis. Performance against the Group's strategy, as announced in 2009, can be tracked at our "Changing the bank" website (https://changingthebank.rbs.com). We provide financial information to the market quarterly. We continue to track customer satisfaction scores and market position metrics, for each of our core businesses, to make sure we achieve our goal of serving customers well. We made comprehensive changes to the Board and Executive Management team in 2009, so 2010 was a year of relative stability. Brendan Nelson was appointed as a new Non-executive Director with effect from 1 April 2010, and is now Chair of the Group Audit Committee. Penny Hughes joined the Group Board on 1 January 2010, also as a Non-executive Director, and assumed the responsibility of Chair of our Remuneration Committee. RBS Risk Management is aligned to support the Group's stated objective of standalone strength by 2013, as measured by reaching, and retaining, a standalone credit rating in line with the strongest international peer group. For an overview of how this is working in practice, see pages 17 to 19.	All implemented in 2009 and continuing to 2013

Our Core businesses

The new RBS is built upon our Core businesses, which have substantial competitive strengths in their respective markets. Each is being reshaped to provide improved and enduring performance. They will generate attractive value in their own right, and a still stronger, balanced and more valuable mix together.

UK Retail

We offer a comprehensive range of banking products and related financial services to the personal market. We serve customers through the RBS and NatWest networks of branches and ATMs, and also through telephone and internet channels.

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2009	3	60	115
2010	18	52	110
2013	>15	c.50	<105

UK Corporate

We are the leading provider of banking, finance and risk management services to the corporate and SME sector. We offer a full range of banking products and related financial services.

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2009	9	43	126
2010	12	43	110
2013	>15	<35	<130



Business Services
Global Transaction Services
Target 2013
Leading global player serving Group clients and with a central role in deposit gathering.
UK Retail
Target 2013
Becoming the most helpful retail bank in the UK.
Global Banking & Markets
Target 2013
Strong wholesale bank, built around clients in chosen markets, with much lower risk.
Ulster Bank
Target 2013
Restructuring to sustainable profitability as the Irish economy recovers.
US Retail & Commercial
Target 2013
A leading US super-regional bank.
Wealth
Target 2013
Leading UK provider with global reach, providing growth and substantial funding to the Group.
UK Corporate
Target 2013
Leading provider focused on re-building sustainable value for customers and the bank.
RBS Insurance
Target 2013
Our 2009 settlement with the European Commission requires that we must divest, at least, the controlling interest in RBS Insurance by the end of 2013.
Non-Core

Wealth

We provide private banking and investment services in the UK through Coutts & Co and Adam & Company; offshore banking through RBS International, NatWest Offshore and Isle of Man Bank; and international private banking through RBS Coutts.

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2009	30	59	38
2010	**19**	**70**	**44**
2013	—	<50	<30

Global Transaction Services

We offer global payments, cash and liquidity management, trade finance, and commercial card products and services. We are able to support and connect customers across 128 countries.

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2009	42	59	21
2010	**43**	**57**	**21**
2013	—	<50	<20

Ulster Bank

We are a leading retail and commercial bank in Northern Ireland and the Republic of Ireland. We provide a comprehensive range of financial services through our Retail Markets and Corporate Markets divisions.

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2009	(12)	73	177
2010	**(21)**	**59**	**152**
2013	>15	c.50	<150

US Retail & Commercial

We provide financial services primarily in the North Eastern United States through the Citizens Bank, Charter One and RBS Citizens brands. We are engaged in retail and corporate banking activities. We rank among the top five banks in New England.

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2009	(1)	78	80
2010	**4**	**72**	**81**
2013	>15	<55	<90

Global Banking & Markets

We provide financing, risk management and advisory services to major corporations, financial institutions and public sector clients in 39 countries.

	Return on equity (%)	Cost:income ratio (%)
2009	30	42
2010	**17**	**56**
2013	>15	c.55

RBS Insurance

We sell and underwrite retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Our brands include Direct Line, Churchill, Privilege, Green Flag and NIG.

	Return on equity (%)	Cost:income ratio (%)
2009	2	92
2010	**(8)**	**172**
2013	>20	<60

Core revenue by division – 2010


GBM 32%
UK Retail 22%
UK Corporate 16%
Wealth 4%
GTS 10%
US R&C 12%
Ulster Bank 4%
Retail & Commercial 68%
Internationally operating R&C business 30%

Total revenue by geographic split – 2010


RoW 8%
EU 15%
US 23%
UK 54%

Note: Excluding Fair Value of Own Debt (FVOD), excluding RBS Insurance.

Keep up with our latest economic research and analysis at www.rbs.com/economics

Current position	Possible risks
• UK and US economies in recovery • Outlook for gradual improvement • Indebtedness still a headwind • Emerging economies still outperforming	• Interest rates stay near zero bound, or rise too rapidly • Economic growth falters • Sovereign credit risks not controlled • Wholesale funding conditions deteriorate

Sterling exchange rates


$ to £1
€ to £1
1.75
1.60
1.45
1.30
1.15
1.00
Jan 2010
Dec 2010

GDP growth (%, real terms)


4
2
0
-2
-4
-6
-8
-10
UK
-4.9
1.3
UK
US
-2.6
2.8
US
2009
2010

Source: Datastream

Our markets
In the UK, which is our largest market, economic conditions improved in 2010. Total economic activity, as measured by gross domestic product (GDP), grew by 1.3 per cent in 2010. This followed a contraction of 4.9 per cent in 2009. However, a fall in activity in the final quarter of 2010 served as a timely reminder that, while conditions are generally improving, the recovery is fragile.

The recovery has helped many of our customers. Company trading profits grew for the first time since 2008. The unemployment rate levelled off at around 8 per cent, which is much higher than at the start of the recession, but still relatively low compared with the peak in other recessions. These factors supported commercial property prices, which were 6 per cent higher in December 2010 than they were a year earlier, according to International Property Databank. Most of those gains came in the first half of the year. The residential market was less robust: house prices fell in the second half of the year, dragging the year-on-year growth rate to -1 per cent in December 2010, according to the Nationwide index.

The US economy registered the fastest growth among our main markets. GDP grew by 2.8 per cent, following a contraction of 2.6 per cent in 2009. Despite this, the unemployment rate remained stubbornly high, which prompted a further loosening of monetary and fiscal policy. In Ireland, GDP contracted by an estimated 0.5 per cent in 2010, following a 7.6 per cent reduction in 2009, though there were tentative signs of strengthening towards the end of the year.

The general improvement in economic conditions must be viewed against a backdrop of financial market turbulence at various points in the year, most notably the sovereign debt crisis that affected the Eurozone periphery. This led to a marked fall in risk appetite in Q2 and, again, in Q4. Equity prices fell in the banking sector and there was a 'flight to quality', which pushed down long-term interest rates on government debt in some countries. This included the UK, where the 10-year gilt rate fell from more than 4 per cent at the start of 2010, to less than 3 per cent in October. UK gilt yields subsequently rose in the final months of 2010, in anticipation of interest rate rises in 2011.

The increase in risk aversion also caused some sharp currency movements. At one point the pound was 11 per cent down against the dollar, but sterling rallied in the second half of 2010, to end the year just slightly lower than where it started ($1.57 from $1.61). Sterling rose by 10 per cent against the euro in the first half of the year, before giving up most of these gains, to end the year at €1.17 (from €1.13).

The economic outlook
We expect the global recovery to be maintained, but to remain uneven. The pace of growth in the major developed economies – including the UK and the US – is likely to remain sluggish by historic standards, and volatile. This reflects high levels of indebtedness and the expectation that interest rates will gradually rise. Emerging markets, especially Asia, will continue to outperform as they are less encumbered by balance sheet strains. Moreover, growth in countries like China and India will continue to be underpinned by the process of 'catch-up' with industrial nations.

N.B. All data are from Thomson Datastream unless otherwise indicated.

Our approach to risk management

A new vision for RBS Risk Management

At RBS, Risk Management plays an integral role in delivering the Strategic Plan by embedding appropriate frameworks. With the need for financial strength and resilience at the heart of this, RBS Risk Management is aligned to support the Group's stated objective of standalone strength by 2013, as measured by reaching and then retaining credit standing in line with the strongest international peer group. The Group Board agreed in 2009 four risk objectives which are aligned to the Plan. These are to:

- maintain capital adequacy;
- maintain market confidence;
- deliver stable earnings growth; and
- ensure stable and efficient access to funding and liquidity.

Strategy and policy

These strategic risk objectives are the bridge between the Group-level business strategy and the frameworks, measures and metrics we use to set appetite and manage risk in our business divisions. Our Risk Appetite Framework is aligned with business objectives, with underlying and cascading frameworks and limits.

Appropriate and effectively implemented policy standards are a pre-requisite to achieving a standalone credit rating in line with the strongest in our international peer group, and unless we maintain an upper quartile control framework we will not succeed in this objective. In 2010, we began work on a revised Group Policy Framework (GPF) and this will continue to be rolled out as a key component of Risk Appetite during 2011. It has two very specific but correlated objectives which will apply at the individual policy level as well as the aggregate policy standard level:

- to ensure that Risk Appetite is set in accordance with strong standalone credit ratings on a consistent basis; and
- to ensure an upper quartile control environment is maintained against relevant external benchmarks.

An enhanced approach to embedding policies will form an integral part of our communication and training with both our frontline staff and across RBS Risk Management. Our revised GPF is structured to require policy standard owners and policy sponsors to re-assess their policies on a regular basis and where shortfalls against industry practice are identified these are documented and addressed within an agreed timeframe.

Operating model

The risk and liquidity balance sheet management strategies are owned and set by the Group's Board of directors, and implemented by executive management led by the Group Chief Executive. A number of committees supports the execution of the business plan and strategy. Interaction between them helps to promote cross-risk linkages. The roles and responsibilities fulfilled by the key risk committees have been reviewed and more clearly defined during the course of 2010 and further enhancements are planned in 2011.

Equally important as improved governance is strengthening the capabilities of our people and rebuilding trust with our external stakeholders to convince them that the culture which allowed the old RBS to fail has changed and changed for good. Our people agenda is tackling this through our performance management process and the way we incentivise our people as well as our risk skills and capabilities programme. These are as important for our customer facing staff as they are for our risk and control functions.

Risk appetite

Risk appetite is an expression of the maximum level of risk that we are prepared to accept to deliver our business objectives. Risk and balance sheet management across the Group is based on the Risk Appetite approved by the Board, who ultimately will agree this for each division and regularly reviews the Group's performance in relation to risk. Risk appetite is defined in both quantitative and qualitative terms, which serve as a way of setting appetite and managing risk performance as we implement an agreed strategy.

- Quantitative: encompassing capital, funding and liquidity, credit, country, market, operational, regulatory and business risks underpinned by stress testing.
- Qualitative: ensuring that the Group applies the correct principles, policies and procedures, manages reputational risk with sound controls and a strong risk culture.

Risk architecture

A key deliverable on our journey to a standalone credit rating in line with our strongest international peer group by 2013 is the design and building of a risk architecture that will support this, and we are doing this as a partnership between the Risk, Finance and Treasury functions. When fully implemented this will provide RBS with consistent reference data and definitions across our three functions and significantly improve the quality of management information and analytical capability we have to manage our major risks.


Strategy and Policy
Risk Architecture
Deliver 5 year plan with strong risk and balance sheet management
Operating Model
Risk Appetite and Framework
Strategy and Policy
• Alignment – risk and business strategy
• Group policy framework
• Capital/risk adjusted performance
Risk Architecture
• Risk, finance and treasury architecture
• Risk data quality
• Analytics and modelling
• Risk information and reporting
Operating Model
• Governance
• Organisation, people and culture
• One risk community
• Regulatory and operational risk coverage
Risk Appetite and Framework
• Credit risk approval and control
• Market risk limits and controls
• Risk concentrations
• Asset and product class
• Country risk
• Treasury risk management
• Scenario testing

Our approach to risk management continued

The main risk types facing the Group, which are covered by the risk appetite framework are shown below:

Risk Type	Credit risk (including counterparty, country and political risks)	Funding and liquidity risk	Market risk	Insurance risk
Definition	The risk that the Group will incur losses owing to the failure of customers to meet their financial obligations to the Group.	The risk that the Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost.	The risk that the value of an asset or liability may change as a result of a change in market factors.	The risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.
Features	**Loss characteristics vary materially across portfolios.** **Significant correlation between losses and the macroeconomic environment.** **Concentration risk – potential for large material losses.**	**Potential to disrupt the business model and stop normal functions of the Group.** **Potential to fail to meet the supervisory requirements of regulators.** **Significantly correlates with credit risk losses.**	**Potential for large material losses.** **Potential for losses due to stress events.**	**Frequent small losses which are material in aggregate.** **Infrequent large material losses.**

How we manage them

Key developments in 2010	Asset quality has broadly stabilised, resulting in aggregate loan impairments 33% lower than in 2009. However, weakness in the Irish economy and falling property values have resulted in the doubling of Ulster Bank Group impairments (Core and Non-Core) in 2010.	Against a backdrop of further market instability, we made progress in meeting our strategic objectives: reduced reliance on short-term wholesale funding; expanded customer deposit franchise; and increased maturity of term debt issuance.	Due to the extended period of market volatility since August 2007, the level of modelled market risk has increased, despite a reduction in trading book exposure.	There were significant losses as a result of bodily injury claims in the UK motor insurance business impacting RBS Insurance.
Risk mitigation	We made further enhancements to the Group's credit risk frameworks as well as the systems and tools that support credit risk management processes. We reduced the risk associated with legacy exposures through further reductions in Non-Core assets.	We strengthened the structural integrity of the balance sheet through active management of both asset and liability portfolios. Also, we have constructed a significant centrally-managed liquidity portfolio (£155 billion).	We have continued to enhance our market risk management framework. We have reduced trading and banking book exposures (with asset sales and write-downs within Non-Core and banking book available-for-sale assets in Core).	In our motor business, we increased pricing in response to bodily injury trends and we made significant progress in removing higher-risk business through targeted rating actions.



Operational risk	Regulatory risk	Compliance risk	Reputational risk	Pension risk
The risk of loss resulting from inadequate or failed processes, people, systems or from external events.	The risks arising from regulatory changes and enforcement.	Risks arising from non-compliance with laws, rules, regulations or other standards applicable to the Group.	The risks arising from the failure to meet stakeholders' perceptions and expectations.	The risk that the Group may have to make additional contributions to its defined benefit pension schemes.
Frequent small losses. **Infrequent material losses.**	**Adverse impacts on business/operating models, including increased complexity.** **Financial costs adapting to changes or from penalties.** **Reputational damage from enforcement action.**	**Breach or alleged breach could result in public or private censure or fine, could have an adverse impact on the Group's business model (including applicable authorisations and licenses), reputation, results of operations and/or financial condition.**	**Failure of the business to provide an experience which meets customers', regulators' and other stakeholders' expectations.**	**Volatile funding position caused by the uncertainty of future investment returns and the projected value of schemes' liabilities.**
The economic environment improved but continued to impact the level of operational risk in areas such as the scale of structural change occurring across the Group, increased external scrutiny and external threats (e.g. e-crime).	The scale and scope of regulatory change remains at unprecedented levels, particularly in the area of prudential regulation (capital, liquidity, governance and risk management). Increased attention was paid to the treatment of systemically important areas such as recovery and resolution plans, remuneration and capital.	The Group, other global financial institutions and the banking industry have faced increased legal, regulatory and public scrutiny. We have continued to engage in discussions with relevant stakeholders regarding our Group's efforts to satisfy all relevant standards and ensure compliance with applicable existing and prospective laws, rules and regulations.	Government support brings heightened public scrutiny of the way we manage our business including: staff remuneration, how we manage our customers, the levels of lending in the UK and our environmental impact.	The triennial funding valuation for the main scheme was undertaken in 2010 with a schedule of contributions to be agreed with the Trustees.
Our Group Policy Framework (GPF) supports the risk appetite setting process and underpins the control environment. The three lines of defence model gives assurance to the standards in GPF are being adhered to.	We manage regulatory change through active engagement with the FSA, other regulators and governments. The most material risks from new regulations, or changes to existing legislation, are assigned an executive sponsor.	We continue to review and enhance our regulatory policies, procedures and operations. During 2010, there has been specific, targeted focus on enhancing arrangements for handling customer complaints and managing the risks associated with Money Laundering and Sanctions and Terrorism Financing.	In 2010, we established the Group Sustainability Committee. We have also developed a framework for managing environmental, social and ethical risks to support our lending decisions. Businesses consider potential reputational risks and appropriate mitigants.	During 2010, we implemented an enhanced reporting and modelling framework to improve the identification and management of key pension risks. In early 2010 the main scheme increased its bond allocation to better match liabilities.


Citizens

Divisional review

UK Retail
UK Corporate
Wealth
Global Transaction Services
Ulster Bank
US Retail & Commercial
Global Banking & Markets
RBS Insurance



Business Services
and Central Functions
Non-Core Division
Asset Protection Scheme (APS)



The balance of the Core business is an asset to our customers, shareholders and risk profile – even before cross-business synergies are taken into account.

The changes we are making to strengthen the Core business further can drive RBS to success as a leading bank in its markets for many years to come.

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through the RBS and NatWest networks of branches and ATMs, and also through telephone and internet channels.

Key business highlights

- Operating profit recovered strongly
- Net interest income increased by 18%
- Non-interest income decreased by 11%
- Expenses decreased by 5%
- Impairment losses decreased by 31%
- Risk-weighted assets decreased by 5%

Performance highlights	2010 £m	2009 £m
Net interest income	4,078	3,452
Non-interest income	1,327	1,495
Total income	5,405	4,947
Expenses	(2,873)	(3,039)
Operating profit before impairment losses	2,532	1,908
Impairment losses	(1,160)	(1,679)
Operating profit	1,372	229
Risk-weighted assets (£bn)	48.8	51.3
Return on equity	18.0%	3.0%
Net interest margin	3.91%	3.59%
Cost:income ratio	52%	60%
Loan:deposit ratio	110%	115%

10%
growth in customer deposits

£1,372m
operating profit

	Return on equity (%)	Cost:income (%)	Loan:deposit ratio (%)
2010	18	52	110
2013 target	>15	c.50	<105



Brian Hartzer
Chief Executive, UK Retail, Wealth and Ulster Bank

For biographies see pages 226-229

2010 was another challenging year for our customers and for UK Retail, against a backdrop of slow economic recovery, but our results reflect solid progress. We are open for business and we are here to help. Customer lending is up and we are on course to achieve our £8 billion mortgage net lending target for the period to February 2011. Mortgage balances increased by 9% during the year. At the same time, our impairments are down substantially because of our commitment to responsible lending. Customer deposits grew by 10%, faster than the market average, and savings balances grew by 13%. We have lowered our cost to serve by helping our customers understand and make better use of direct channels, as well as addressing inefficiencies through the roll-out of Lean techniques in our branches.

Changing how we work so that we serve our customers better

As part of our determination to become Britain's most helpful bank, in 2010 we changed the way we work:

- we created a single Consumer Distribution business, reflecting the importance we place on delivering a great multi-channel experience to our customers;
- we reorganised our Retail Centre so it's now better set up to support the people serving our customers; and
- we reshaped our Private Banking business so that we can meet better the needs of our affluent customers.

Listening to our customers and being clear about our commitments to them: our Customer Charter

Our customer satisfaction already compares well with our competitors' but we know we can do more. In June, we launched our Customer Charter setting out our commitment to delivering helpful banking.
The views of more than 30,000 customers contributed to the Charter, consisting of 14 long-term customer promises. We are now working hard to deliver on the commitments we have made. This won't happen overnight but our Customer Charter is our pledge that we will be held to account against the progress we make, publishing an independently-assured report on our performance every six months.


The RBS Customer Charter
RBS
NatWest
RBS

We have trained over 10,000 designated complaints handlers to ensure we are resolving customer complaints fairly, consistently and promptly.

We launched our Community Fund, providing £1.6 million of financial support to local charities and community projects nominated by our customers.

Listening is what a helpful bank does and we now have a programme in place to ensure our staff, including our Executives, hear first hand about the needs and frustrations of our customers. Through our Customer Charter we will show clearly what we're doing as a result of what our customers tell us. In 2010, we opened early morning and late evening in our 200 busiest branches. In addition, we open 846 branches on a Saturday because customers told us that would make life easier. They also told us to keep things simple so this year we have rewritten all our banking hall literature and improved our customer review process, making it easier for customers to choose the right product for them. We have also simplified our overdraft charging structure for customers who go overdrawn without agreement and introduced 'Act Now' pre-emptive text and e-mail alerts.

While these are early days for the Charter, initial progress has been encouraging. We asked Deloitte LLP to track our progress in the first six months. They told us that we achieved 80% of the goals during that time.

Highlights of their findings include:
- answering 91.4% of calls in under 60 seconds in our UK telephone banking call centres against a target of 90%;
- meeting a commitment to maintain local banking services where we are 'last bank in town', keeping 146 'last bank' branches open across the country, against a target of 100; and
- sending replacement cards within 24 hours to 97% of customers whose debit cards were lost or stolen, against a target of next working day delivery.

Our goals are stretching and we still have work to do as we missed five of our 20 goals, including:
- against a goal of nine out of 10 customers being very satisfied with service, eight out of 10 were very satisfied; and
- against a target of simplifying and rewriting all our branch literature in line with customer feedback, we managed to make available the new literature from end of February 2011.

We will strive to do better, but these first results are a good start and demonstrate our commitment to be a better bank for our customers.

Resolving customer complaints fairly, consistently and promptly

The treatment of complaints was a big focus for the industry in 2010. We worked hard to get better at this. We have trained over 10,000 designated complaint handlers so that we can resolve customer complaints more fairly and consistently and address the root causes of complaints. Through our Customer Charter we are also going one step further by committing to be completely transparent about the top five customer complaints.

Playing an active role in the communities we serve

We know that playing an active role in supporting the communities where we live and work is an important part of rebuilding our reputation. We launched our Community Fund, providing £1.8 million worth of financial support to local charities and community projects nominated by our customers. In addition, all of our employees now have the option of a day's leave to get involved in local volunteering. Our commitment to financial education remains as important as ever. We delivered 30,653 lessons in schools right across the country through our independently accredited MoneySense programme.

Committing to maintaining local banking services

Many of our customers, particularly in Scotland, live in rural areas. Through our Customer Charter, we have made a firm commitment to maintain local banking services in the communities we serve, pledging to stay open if we are the last bank in town and continuing to run our mobile bank service. We have also extended access to our accounts through Post Office counters.

Addressing the legacy of the past

In August 2010, we reached an early agreement on the sale of 318 branches to Santander UK Plc. The sale was required as part of the State Aid agreement reached with the European Commission. It provides greater clarity for our staff and customers and represents another significant step forward in our restructuring for the future. We expect the process to be completed by the end of March 2012. RBS Group remains committed to the UK retail banking market and, even after the sale we will continue to operate the second largest retail branch network in the UK.

Striving to become Britain's Most Helpful and Sustainable Bank

We expect 2011 to be another challenging year but we know that we will succeed as a business by helping our customers through good times and bad. Our commitment to becoming Britain's most Helpful and Sustainable Bank is a long-term one and we are confident we are creating a new kind of retail bank.

UK Corporate is the leading provider of banking, finance and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship mangers, and also through telephony and online channels. The product range includes asset finance through the Lombard brand and invoice finance through RBS Invoice Finance.

Key business highlights

- Operating profit grew by 30%
- Net interest income increased by 12%
- Non-interest income increased by 3%
- Expenses increased by 9%
- Impairment losses were 18% lower
- Risk-weighted assets decreased by 10%

Performance highlights	2010 £m	2009 £m
Net interest income	**2,572**	2,292
Non-interest income	**1,323**	1,290
Total income	**3,895**	3,582
Expenses	**(1,671)**	(1,530)
Operating profit before impairment losses	**2,224**	2,052
Impairment losses	**(761)**	(927)
Operating profit	**1,463**	1,125
Risk-weighted assets (£bn)	**81.4**	90.2
Return on equity	**12.1%**	9.4%
Net interest margin	**2.51%**	2.22%
Cost:income ratio	**43%**	43%
Loan:deposit ratio	**110%**	126%

>5,000

loans to UK businesses each week

>4,000

hours spent listening to our customers and people designing Genesis

	Return on equity (%)	Cost:income (%)	Loan:deposit ratio (%)
2010	12	43	110
2013 target	>15	<35	<130



Chris Sullivan, Chief Executive, UK Corporate

For biographies **see pages 226-229**

Our success rests on how well we support our customers. We have a responsibility to help them through difficult and uncertain times. That's why our charter for SME customers, published in November 2009, sets out clear commitments on what customers can expect from us and on how we will behave. In 2010, we put it into practice.

We achieved that while boosting operating profit by 30% compared with 2009, a result that reflects strong income growth, as well as lower impairments, partially offset by higher costs.

Helping businesses to start-up and grow

We know that new businesses are vital to the recovering UK economy. In 2010, we opened on average more than 2,200 start-up accounts per week. Each one benefits from free transactional banking services in their first two years of operation.

We launched the Start-Up Hotline, which received nearly 1,700 calls by the end of 2010. It provides practical help and advice to budding entrepreneurs. Business experts can discuss with potential start-ups the factors that affect their market. Our Business Planning Software enables new firms to prepare a business plan, and our free business plan review service provides constructive feedback on its development.

Along with our partners, including the British Chambers of Commerce and Smarta, we launched the 'Fitness for Growth' campaign. It provides firms with information and advice that will be useful as they try to grow. In October, we launched the first of a series of training seminars in conjunction with the Federation of Small Businesses.

Our SME Business Knowledge Hub provides free access to a range of excellent business guides and support materials, including an Online Business Review tool. We recognise that financial management is important for our customers and have produced a practical guide with information on cashflow management. It also highlights the factors the Bank will look at when assessing credit requests.

In times of heightened financial pressures, we know we have to provide more intensive support for some customers. Our Specialised Relationship


RBS

We are currently opening more than 2,200 start-up accounts per week.

To date, we have led the field in taking applications for the Enterprise Finance Guarantee, accounting for over 40% of all loans drawn under the scheme.

Management team of over 500 experienced employees continued to provide locally based, hands-on support where needed. In 2010, over 5,600 customers were successfully managed back to financial health.

Giving customers access to finance

Getting access to finance is a key concern for many of our customers. We continue to be open for business. In 2010, we provided on average over 5,000 loans to UK businesses each week. Our approval rate remains high: we continue to accept over 85% of the credit applications we receive.

For the period from March 2010 to February 2011, RBS Group had agreed to make £50 billion of gross new lending facilities available to customers through its Business & Commercial, Corporate and Institutional Banking and GBM businesses. We launched a number of initiatives to ensure firms and their advisers know we are making lending available.

In January, we announced our Manufacturing Fund, pledging to make £1 billion of new loans available on competitive and flexible terms to UK manufacturing businesses.

The Manufacturing Fund won the 'Innovation in Product Design – Business Banking' category at the *Financial World* Financial Innovation Awards. We also created £2.15 billion of specific lending programmes to support infrastructure and public sector developments, including social housing, local authorities and renewable energies.

We supported the creation of the Enterprise Finance Guarantee (EFG) in 2008, which aims to improve the availability of working capital to SME firms. Initially available until March 2010, it was extended to March 2011. By December 2010, we led the field in taking applications for the EFG, accounting for over 40% of all loans drawn under the scheme.

In 2008, we agreed a £250 million funding agreement with the European Investment Bank, whereby funds were provided to eligible customers at preferential borrowing rates. The success of the scheme led to a second £300 million tranche being agreed in July 2010.

We remain a leader in helping UK corporate clients to raise funds from the stock market, as well as a range of debt products. In 2010, we led on the arrangements for two of the top three UK corporate equity deals.

Being fair and transparent in how we treat our customers

In our SME charter, we extended our committed overdraft and price promises to cover 2010. This ensured that a customer's overdraft facility remained in place for the duration of their agreement, unless they breached conditions or there was a significant deterioration in their risk profile. Our price promise ensures that we will not increase overdraft margins at renewal times, unless there is a significant change in the firm's risk profile. By October 2010, over nine out of 10 small businesses had benefited from overdraft renewals at the same or a lower rate.

Meeting our customer needs

Our customers like the steps we have taken and the support we provide. RBS Group is in the top three banks in the UK for business customer satisfaction. The percentage of our corporate customers describing themselves as 'very satisfied' has remained consistently high. In March, Lombard won Best Leasing and Asset Finance Provider at the Business Moneyfacts Awards for the second consecutive year. Our Invoice Finance business works closely with customers providing products to meet their changing needs. For example, in October, RBS Invoice Finance finalised its first asset backed lending deal for the retail sector, with a flexible £9 million facility to DM London Limited trading under the brand 'Time 2'.

However, we continue to look for ways to improve how we deliver services. A major contribution to that is our transformation programme, which we call Genesis. When we put it together, we spent over 4,000 hours listening to our customers and people in developing the programme's design. We believe that Genesis will make our customers' banking experience simpler, more responsive and better suited to their needs.

Contributing towards the new RBS

The progress we made in 2010 contributes to the wider objectives of making RBS a stronger and safer Bank. We increased our customer deposits by 14%, helping to reduce the gap between loans and deposits by 16%. We continued to enhance our risk control systems, including implementing specific new guidance for Real Estate Finance.

We also took steps to deal with the legacy of the past. In line with the EU's divestment requirements, in August 2010 we announced a sale agreement with Santander UK plc for 318 branches. This includes the SME accounts attached to these branches, as well as our Direct SME business and certain mid-sized corporate customers. Our plans for separating and segregating this business are well advanced and we expect the process to be completed by the end of March 2012. We will try to keep any disruption for customers and staff to a minimum.

2010 was a year of delivering the commitments we have made to support our customers. We are taking the necessary steps to restore the reputation of the Bank, brick by brick, and putting our customers at the heart of everything we do.

Wealth Management provides private banking and investment services in the UK through Coutts & Co and Adam & Company; offshore banking through RBS International, NatWest Offshore and Isle of Man Bank; and international private banking through RBS Coutts.

Key business highlights

- Total income fell by 5%
- Expenses increased by 12%, reflecting additional strategic investment
- Operating profit fell by 28%
- Assets under management grew by 5%

Performance highlights	2010 £m	2009 £m
Net interest income	**609**	663
Non-interest income	**447**	446
Total income	**1,056**	1,109
Expenses	**(734)**	(656)
Operating profit before impairment losses	**322**	453
Impairment losses	**(18)**	(33)
Operating profit	**304**	420
Risk-weighted assets (£bn)	**12.5**	11.2
Net interest margin	**3.37%**	4.38%
Cost:income ratio	**70%**	59%
Loan:deposit ratio	**44%**	38%

c.£1m

donated to worthwhile causes by Coutts Charitable Trust

>£68bn

of assets under management

	Cost:income (%)	Loan:deposit ratio (%)
2010	70	44
2013 target	<50	<30



Rory Tapner
Chief Executive, Wealth

Our Wealth Management business contains some of our most valuable brands, including Coutts, RBS Coutts and RBS International. The depth of relationship they have with our clients is at the heart of everything they do. These businesses have an international presence, offer a proven suite of products, and between them manage over £68 billion of assets for 290,000 clients in jurisdictions around the world.

Operating profit fell in 2010, driven by lower net interest income and higher expenses – as we invested in the future of the businesses – partly offset by lower impairments. Assets under management grew by 5% and deposits were up, too.

Investing to improve service to our clients

In 2010, we took a hugely important step to enhance the service we give clients by investing in a new IT platform. Although it is invisible to our clients, it will transform how we do business and free our private bankers to spend more time providing a high quality service. This significant investment reflects the Group's commitment to the division, something further demonstrated by support for our ambitious hiring strategy, which enabled us to recruit high quality people across all of our businesses.

Investing to communicate effectively with our clients

We try to communicate with our clients in the ways that best suit them. Demand for online access has been growing. In response to client feedback, our Coutts & Co and Adam & Company websites were completely rebuilt, enabling clients to navigate our products and services in a smarter, simpler way.

2010 also saw Coutts embrace social media. A Twitter service was launched in January and the Coutts YouTube channel went live in December. These steps on the social media ladder enable us to share our knowledge around investments and financial markets faster then ever before.

Many clients like to keep in touch by phone and our specialist service, Coutts24, which provides round-the-clock support, handled over one million calls in 2010. Client feedback on the service is extremely positive



Our sponsorship of London Fashion Week is part of a programme designed to build our profile with young entrepreneurs.

Our investment in new systems is designed to improve the service we give our clients.

and the Coutts24 team pride themselves in 'going the extra mile' when responding to enquiries. This was evident during the volcanic ash cloud restrictions. Stranded clients experienced a range of financial and travel issues but received support from Coutts24 with payments, short-term credit sanctioning, booking new journeys and reserving hotels.

Supporting entrepreneurs

In 2010, we hosted our 5th annual Coutts Prize for Family Businesses, with MI Dickson and Shepherd Neame winning the top awards in their turnover category.

Our launch of the Coutts Social Enterprise Advisory service demonstrated our commitment to entrepreneurs. It aims to match clients with social entrepreneurs looking for funding and/or mentoring. The Entrepreneurs' magazine and Coutts Entrepreneur's video were launched – the former reached 1,500 clients, the latter showcased the breadth of industries across which our entrepreneurs work. In RBS Coutts, our businesses on the Isle of Man and Jersey continued to focus on entrepreneurs, sponsoring awards and events to raise our profile. And our sponsorship of London Fashion Week was part of a programme designed to build our profile with entrepreneurs from the creative industries, which play such a vital role in their contribution to our economy.

Focusing on women clients

We ran more than 60 events solely for women, which were attended by around 1,900 clients and prospects. The continuing success of the Coutts Woman website has led to plans for a global roll-out in 2011. The RBS Coutts FT "Women in Asia" awards helped us to build on the launch of the RBS Coutts Woman initiative and lay the foundations for a global approach to targeting this valuable segment. The year also saw the creation of the Coutts Women Network (CWN), a series of tailored events. Using mentoring and professional development programmes, it aims to create an inclusive and supportive environment for women.

Being recognised for the quality of our service

RBS International launched its three customer promises in 2010, a campaign which saw the business achieve world class levels of Net Promoter Scores. It was also shortlisted in five categories at the National Customer Service awards, with a Jersey employee winning 'Frontline Professional of the Year'. In addition, two RBS International products, Autopilot and Navigator, won the Innovation Award in the 2010 Investment Life and Pensions Moneyfacts awards.

Supporting good causes

In 2010, the Coutts Charitable Trust donated around £1 million to worthwhile causes and Wealth Management staff in the UK have raised around £300,000 for charities like the NSPCC, Maggie's Cancer Centres and the Prince's Trust. The Coutts Senior Client Partners chose ChildLine as their nominated charity in 2010, raising over £215,000, which would fund a ChildLine supervisor for three years.

The team at RBS International led an active sustainability programme in their business and raised more than £160,000 for Macmillan Cancer Support.

The MoneySense for Schools programme is an online, interactive financial education programme to help 11–18 year olds prepare to manage their finances in the future. Specially trained RBS International employees helped to deliver over 100 lessons in schools and colleges during the year.

Our tradition of supporting the performing arts goes back over 150 years and continued in 2010. This included Coutts' principal sponsorship of the Almeida Theatre in London (for the eighth successive year) and Adam & Company's sponsorship of the Scottish Ballet's Autumn Season, Geometry and Grace, for which it received a Commendation in the Arts & Business Scotland Awards. These sponsorships are an important element of our client centric service. It's an approach that has helped us to acquire new clients across Wealth Management. In Coutts for example, there were 4,833 new clients in 2010. And of these, over 1,000 were referred to us from other divisions within RBS, demonstrating the breadth of relationships we have across the Group.

Looking ahead

In 2011, we have a strategy for growth and a desire to develop further a well-balanced business across all of our jurisdictions. The second phase of our IT project will also see us roll out the platform in Coutts. It promises to be a busy and exciting year.

Global Transaction Services (GTS) ranks among the top tier of global transaction banks, offering payments, cash and liquidity management, trade finance, and commercial card products and services. Through our network and our extensive partner bank agreements we are able to support and connect customers across 128 countries and we offer Merchant Acquiring Services via our association with WorldPay.

Key business highlights

- Income increased by 3%
- Expenses broadly in line with 2009
- Operating profit increased by 12%
- Risk-weighted assets fell by 4%

Performance highlights	2010 £m	2009 £m
Net interest income	974	912
Non-interest income	1,587	1,575
Total income	2,561	2,487
Expenses	(1,464)	(1,475)
Operating profit before impairment losses	1,097	1,012
Impairment losses	(9)	(39)
Operating profit	1,088	973
Risk-weighted assets (£bn)	18.3	19.1
Net interest margin	6.73%	9.22%
Cost:income ratio	57%	59%
Loan:deposit ratio	21%	21%

>4.6bn
worldwide payments per year

16
product innovations in the year

	Cost:income ratio (%)	Loan:deposit ratio (%)
2010	57	21
2013 target	<50	<20



Brian Stevenson, Chairman, Global Transaction Services

GTS helps our customers manage their cash and liquidity, make and receive payments and support their trade requirements across the world. Our vision is to be the leading transaction bank of choice for the Group's clients. We have laid the foundations to achieve this, by strengthening our close working relationships with other divisions and offering innovative products based on our customers needs, now and in the future.

Healthy income growth, combined with lower impairments and good cost control led to an increase in operating profit of 12%. With a 21% loan-to-deposit ratio, GTS remains an important source of liquidity for the wider Group.

Leveraging our global network

GTS processes over 4.6 billion worldwide payments per year in 43 different currencies and we administer 4,600 global trade transactions each day. We use our international branch network to help customers do more business in more countries.

We established a new UK exporter initiative which recognises the key role that exports can have in the UK economic recovery. This provides a package of business support for potential exporters, including online training, help and advice, and telephone hotlines.

We partnered with the Government's UK Trade & Investment initiative, through their Asia Task Force, to present a series of events entitled Doing Business in Asia: Meet the Experts. The events helped British businesses explore opportunities in Asia, and our Global Trade Advisory and Asia experts provided advice. We expect over 1,500 firms to have attended these events by the time they conclude in early 2011, of which around half will be considering doing business in Asia for the first time.

We worked closely with colleagues in Global Banking & Markets (GBM), Citizens, Ulster Bank and UK Corporate to develop and fine-tune our products and services. Following its 2009 launch, our Global Network Banking (GNB) business, a joint initiative with GBM, has concentrated on fast-growing markets, such as China and India, and set up an international network advisory team. It also introduced a joint programme with UK Corporate to showcase our business capabilities in China.


NatWest
Servicecard 100
1234
RBS

We partnered with the Government's UK Trade & Investment initiative, through their Asia Task Force, to present a series of events entitled Doing Business in Asia: Meet the Experts.

We administer 4,600 global trade transactions each day.

Innovating to enhance customer service

In 2010, we embarked on a significant investment programme, designed to drive innovation and deliver new technologies to our customers. Our new products and services provide customers with greater flexibility and transparency, and in many cases help to improve risk management and lower costs.

We were one of the first global banks to facilitate cross-border trade settlement in Chinese Renminbi (RMB) and to offer RMB accounts, currency exchange and trade finance services. For financial institutions, we unveiled the new Euro Trade Deduct product that maximises the benefits available from our cash and trade services.

The launch of the RBS SWIFT Service Bureau throughout our Global Payments network enables us to offer comprehensive, global solutions to large corporate customers. Users can become quickly established on the universal banking platform and with less capital investment than before.

Other innovations included:

- *PayAway-IP Direct*, a remote access web-based payment service for RBS and NatWest customers.
- *GTS Salesline*, which since its launch in May 2010 has helped more than 1,000 customers to arrange and complete transactions.
- accessMOBILE, introduced by Citizens as an easy-to-use smartphone application enabling clients to manage commercial banking transactions on a convenient and portable basis.
- Our Netherlands investment product, the Yield Call Demand Account, rewards longer-term deposits while also ensuring funds are accessible if needed. It has also been successfully rolled out in Singapore.
- MaxTrad Digisuite provides a secure online service for firms with global supply chains and reduces the need for expensive documentation and courier services.

Being recognised for the quality of our service

Our awards in 2010 reflect the quality and international coverage of our businesses. Global Finance magazine awarded us:

- Best Bank for Liquidity Management (Western Europe)
- Best Continuous Linked Settlement Bank (Western Europe and North America)
- Best Trade Finance Bank (Netherlands)
- Best Supply Chain Finance Provider

Positioning for the future

We continued to build upon the foundation of the Group's 2009 Strategic Plan. Our risk management programmes have been enhanced, with the first phase of a new model for credit risk and portfolio management. This provides a more streamlined credit approval process for customers and strengthens accountability across business divisions.

Our people agenda seeks to align employees with customer needs and our business strategy. In 2010, we identified a set of values for GTS based upon empowered leaders, customer focus, the drive to succeed, connectivity, and risk awareness. Our employees are encouraged to engage fully through discussion forums, focus groups and roadshows. Fostering teamwork throughout our business creates an inclusive workplace and we are active in creating a trusted adviser role with our clients.

In April, we completed the legal separation and integration of the former ABN AMRO NV businesses. The parts acquired by RBS now operate under a unified brand which gives us greater opportunities for our business and our clients. Our new banking platform in the Netherlands successfully migrated more than 40,000 corporate accounts to RBS.

In line with the settlement agreed with the EC in 2009, we announced and completed the divestment of our Global Merchant Services ('WorldPay') business to Advent International and Bain Capital. Under the terms of the sale, RBS will retain a 19.99% stake in the business, and will refer our customers to WorldPay for merchant acquiring products and services.

Going onto the front foot

The launch of our new customer proposition highlights the strengths of our business, enhances our market profile and helps to differentiate us from the competition. The combined strengths of our business include our global reach, product expertise, customer service, technology platforms and most importantly our people. These are underpinned by our continuing commitment to customers and our ability to generate new ideas and products.

In 2011, we will continue to build on the momentum of 2010 and to position GTS as a stable and powerful transaction bank for our customers and our shareholders. GTS will move forward under new leadership, with Scott Barton taking over as CEO in January 2011. Brian Stevenson will work with Scott in his new capacity as Chairman, GTS.

Ulster Bank is a leading bank in Northern Ireland and the Republic of Ireland. It provides a comprehensive range of financial services through both its Retail Markets division, which has a network of branches and operates in the personal and bancassurance sectors, and its Corporate Markets division which provides services to business customers, corporates and institutional markets.

Key business highlights

- Net interest income decreased by 1%
- Non-interest income decreased by 14%
- Expenses decreased by 24%
- Impairment losses increased by £512 million

Performance highlights	2010 £m	2009 £m
Net interest income	**761**	780
Non-interest income	**214**	254
Total income	**975**	1,034
Expenses	**(575)**	(753)
Operating profit before impairment losses	**400**	281
Impairment losses	**(1,161)**	(649)
Operating loss	**(761)**	(368)
Risk-weighted assets (£bn)	**31.6**	29.9
Return on equity	**(21.0%)**	(11.7%)
Net interest margin	**1.84%**	1.87%
Cost:income ratio	**59%**	73%
Loan:deposit ratio	**152%**	177%

8%

increase in customer deposit balances in constant currencies

45

branches opened on Saturday for the first time

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2010	(21)	59	152
2013 target	>15	c.50	<150



Cormac McCarthy, Chief Executive, Ulster Bank

Conditions in Ireland's economy remained very challenging indeed throughout 2010 and our results reflect that. Continuing stresses in property markets, together with pressure on borrowers who depend on consumer spending resulted in increased losses on corporate lending. Higher unemployment and lower disposable incomes contributed to higher mortgage impairments. In Northern Ireland too, the economy was weak and unemployment increased over the year.

These factors lie behind the increase in our impairment losses to £1.2 billion and our operating loss of £761 million. Despite lower income, an impressive 24% reduction in costs contributed to a pre-impairment operating profit of £400 million.

Lower costs was one objective of the five-year strategy we published in 2009. We will continue to make changes inside our business to help us achieve those aims. But we recognise that if 2010 was tough for us, it was just as difficult for our customers and we have tried hard to support them. In 2010, we said that we wanted to become Ireland's most helpful bank, across the whole island. Helping our customers helps our business too, making it stronger and more resilient for the future.

Listening to customers and providing 'Help For What Matters'

In September, we launched the 'Help For What Matters' programme. We listened to what our customers need and developed commitments that focus on the issues that matter to them.

For personal customers this means:

- making banking easy, including extended branch opening hours, Saturday openings, less queuing and helpful service;
- treating our customers fairly, including text alerts to avoid unnecessary charges and assistance with debt problems; and
- local support, including no branch closures, a community fund and a 'Give a Day' volunteering programme.



We became the first bank in the Republic of Ireland to launch an iPhone mobile banking application.

Our online business resource initiative www.smallbusinesscan.com attracts over 15,000 SME visitors each month.

For SME business customers this means:
- access to credit and working capital. We will continue to make credit available to viable businesses and maintain overdrafts for their full term, unless there is a breach of terms. An appeals process is available for unsuccessful applications;
- clarity about what customers can expect concerning the costs, terms and conditions of credit and the factors that influence the price of a loan; and
- understanding and support for businesses, including two-year free transactional banking for start-ups and an on-line business support programme.

We are still at an early stage in the programme, but we are already delivering on these commitments. For example, in 2010 we opened 45 branches on Saturdays for the first time. We now have more branches open on Saturdays across Ireland than any other bank. By opening on Saturdays and extending our weekly opening hours, we are giving our customers an extra 30,000 hours each year to visit our branches.

Focusing on customers and service

We are working with our personal and business customers every day to support them in dealing with any financial difficulties they may be experiencing. Initiatives such as Flex and Breathing Space in retail banking demonstrate to our customers that we are committed to them over the long-term. Our *smallbusinesscan* online community in business banking is well received and continues to grow. It now attracts over 15,000 small and medium enterprise visitors each month, allowing them to access knowledge and share insights, ideas and experiences with like-minded peers to assist the survival and growth of their businesses.

In 2010, we increased the numbers of new retail customers to Ulster Bank and made strong progress in growing our deposit franchise. We also extended our Private Banking business into the Republic of Ireland, with new relationship managers based in Dublin and Cork.

We became the first bank in the Republic of Ireland to launch an iPhone mobile banking application. In October, we extended our mobile phone banking services to a wider range of mobile phones, enabling our customers to manage their money on the move and helping them reduce avoidable current account charges.

In business banking, over the course of 2010 we achieved an average Customer Satisfaction Index of 89% for all our business banking touchpoints. We continued to forge strong links with key small business support and lobbying bodies island-wide through our business engagement programme.

In September, we launched a new campaign to support early-stage businesses, including access to a Start Up Knowledge Centre and Start Up Live events in 14 different locations.

Investing in our people

Our employees are central to our ambition of becoming Ireland's most helpful bank. Through the Ulster Bank People Plan, we are taking steps to ensure our people feel engaged, motivated and that we give them opportunities to develop to their full potential. In January, we launched the Ulster Bank Academy, with over 3,500 of our people attending learning and development courses throughout the year.

Getting fit for the future

The 'Lean' programme is part of our strategy to transform the way we do business so that we can serve customers better. It will also help us to become more efficient. Behind every interaction with a customer is a process and it is important to get this process right from start to finish. If we do that, it will help us to be Ireland's most helpful bank.

We're using the experience of our people in making these changes, for example in designing new procedures for call-handling, feeding back on call quality and coaching the telephony agents. As a result, we've reduced the Average Handling Time of a call by 23% since January 2010. This means we are able to speak to more customers each day. It has also provided stronger links between our businesses, with our telephony agents able to hand over more customer leads to the Retail Direct Sales Centre.

Significant economic and business challenges remain. However, over the last two years we have proven our ability to adapt to change and support our customers. This, combined with the continued strong support of RBS, leaves us very well positioned for the future.

US Retail & Commercial provides financial services primarily through the Citizens Bank, Charter One and RBS Citizens brands. It is engaged in retail and corporate banking activities through its 1,500 branch network in 12 states in the northeastern quadrant of the United States and through non-branch offices in other states. It ranks among the top five banks in New England (based on deposit market share).

Key business highlights

- Net interest income increased by 8%
- Non-interest income increased by 8%
- Expenses decreased by 1%
- Impairment losses decreased by 26%
- Operating profit increased by £419 million

Performance highlights	2010 £m	2009 £m
Net interest income	1,917	1,775
Non-interest income	1,029	949
Total income	2,946	2,724
Expenses	(2,123)	(2,135)
Operating profit before impairment losses	823	589
Impairment losses	(517)	(702)
Operating profit/(loss)	306	(113)
Risk-weighted assets (£bn)	57.0	59.7
Return on equity	3.6%	(1.3%)
Net interest margin	2.85%	2.37%
Cost:income ratio	72%	78%
Loan:deposit ratio	81%	80%

50%
reduction in average time to answer a customer call over the last two years

81%
loan to deposit ratio

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2010	4	72	81
2013 target	>15	<55	<90



Ellen Alemany
Chief Executive, Citizens and Head of Americas

For biographies **see pages 226-229**

In 2009, we set out our five-year plan to create a stronger, more resilient business. 2010 saw us take significant steps along this path, with investments in products, customer service, infrastructure and people.

We have seen a return to operating profitability and a substantial increase in new accounts opened. We are better placed to respond to external factors, such as regulatory changes and a subdued and uncertain US economic recovery. Though we are still at the early stages of our plan, momentum is building towards our aim of being a leading super-regional bank.

Strengthening customer relationships

In May, Citizens Bank and Charter One launched the "Good Banking is Good Citizenship" brand platform. The initiative underscores our long-standing heritage and helps to restore trust in the banking industry, and has received a positive response from new and existing customers. It brings to life our central and long-standing belief that a bank should contribute to the growth and vibrancy of its communities, operating through all of the channels in which the bank interacts with its customers and the community.

US Retail & Commercial added more than 52,500 new customer accounts and 12,500 small business accounts in the year to 30 September 2010. Commercial Banking has expanded its reach into niche markets with significant growth opportunities, including Commercial Enterprise Banking, Health-Care Banking, Capital Markets/Debt Syndication and Franchise Finance.

Our Home Lending Solutions first mortgage business is ranked nationally among the top 20 retail originators by Inside Mortgage Finance, having moved up the rankings in the past two years. In addition, we see well-managed home-equity lending as a strategic product, attracting new customers and serving as an anchor for stronger customer relationships. Nearly 90% of home-equity customers also have deposit relationships with us.

Good customer service is at the heart of our ability to attract and retain customers. Citizens' Contact Centers have made significant improvements in the customer experience, reducing the average time to answer a customer call by 50% over the last two years.

In September, we launched a new Mobile Banking application for the iPhone. It allows retail customers to check account balances, transfer funds, find ATM and branch locations, and make payments. We also



New client acquisition in the Commercial Enterprise Banking segment tripled from the prior year.

Citizens was named second in the US in delivering the best experience for small business customers, moving up from No.10 in 2009.

launched the Student Money Bundle, a new packaged account offering a range of services and incentives for students. GoalTrack Savings is a programme that allows customers to set their own savings goals and earn a bonus for achieving them. Since it was introduced in December 2009 it has seen over 26,000 new enrolments, with more than $42 million in committed savings goals.

Re-investing in the core franchise
We are committed to upgrading our infrastructure, with a 41% increase in capital investment in 2010 compared with the previous year. Key initiatives include new commercial loan and mortgage systems, a new teller system with image capture at our branches, and online banking enhancements, as well as the iPhone mobile banking.

Restructuring for the future
In line with the settlement agreed with the EC in 2009, we announced and completed the divestment of our Global Merchant Services (GMS) business, including RBS WorldPay in Atlanta. Under the terms of the sale to Advent International and Bain Capital, RBS will retain a 19.9% stake in the business, and can refer its customers to them for global merchant products and services. In May 2010, we also completed the exit of our joint arrangement with Kroger Personal Finance.

Strengthening risk management
Enhancing our risk-management capabilities is a critical business objective within our Strategic Plan. We have created two new Risk Management groups and made several appointments to our risk leadership team, including a Chief Risk Officer for Citizens Financial Group. We're being swift and strategic as we respond to the changing environment we face.

Leveraging commercial capabilities
Through Global Transaction Services (GTS), we introduced accessMOBILE, an easy-to-use smart phone application that enables clients to manage commercial banking transactions on a convenient and portable basis. We were the first bank in our footprint area to offer such a service. We also worked closely with GTS on a fall sales campaign, strengthening our partnership for the benefit of serving our customers.

Commercial Banking has partnered with Business Services to implement AFS, our new loan origination and servicing platform. This will enhance our relationship managers' ability to respond quickly to their customers' needs. We also invested in over 150 days of training programmes aimed at enhancing sales management skills across different products and areas. More than 700 staff from Commercial Banking, GTS and Foreign Exchange desks participated in the training.

The Commercial teams are capitalizing on market disruption, as three in five mid-sized companies ($10 million to $500 million in annual sales) are actively seeking a new provider or would consider it if presented with a compelling offer. We are also leveraging strong client loyalty, with 86% of the $5 million to $25 million client segment and 75% of the $25 million to $500 million client segment saying they would continue using Citizens for future banking needs.

Our new Commercial Enterprise Banking division addresses the needs of companies with $5 million to $25 million in annual revenues. CEB's $10 million in technology and people investments included Citizens' first shared, uniform credit delivery and portfolio management business model, as well as a larger sales force to improve market coverage and better serve existing clients.

Community response
Often we experience events outside our control. A profound example is the historic flooding that occurred in New England in late March and early April. Citizens responded with special financing and grants for local businesses, non-profit agencies and individual customers.
We supported our colleagues who suffered damages of their own through the company's Emergency Assistance Fund. This event was more than a disaster recovery exercise – it was leadership at its finest.

Recognition
We received a range of awards that recognised our industry leadership and commitment to staff, customers and the communities where we do business:

- Citizens was named second in the US in delivering the best experience for small-business customers by the ath Power 2010 Small Business Banking Study™, moving up from No.10 in 2009.
- In New Hampshire, Citizens Bank was named the Business of the Decade in the financial services category by Business NH Magazine.
- In Connecticut, we received a Green Business Award from Business New Haven for our Green$ense programme. The RBS Americas Headquarters building in Stamford also received a Climate Change Leadership Award from Connecticut's Governor.
- Citizens Financial Group was recognised by Conceive magazine, for the third consecutive year, as the top company nationwide for offering family-building benefits to its staff, including fertility treatment and adoption assistance. For the fourth consecutive year, we were also recognised by the Dave Thomas Foundation as the Best Adoption-Friendly workplace in financial services.

Global Banking & Markets (GBM) provides financing, risk management and advisory services to major corporations, financial institutions and public sector clients in 39 countries.

Key business highlights

- Operating profit excluding fair value of own debt fell by 42%, reflecting sharply reduced revenue, partially offset by lower costs and a significant improvement in impairment losses
- Expenses fell by 6%
- Impairment losses were £489 million lower than in 2009

Performance highlights	2010 £m	2009 £m
Net interest income	1,276	2,243
Non-interest income	6,636	8,815
Total income	7,912	11,058
Expenses	(4,397)	(4,660)
Operating profit before impairment losses and fair value of own debt	3,515	6,398
Impairment losses	(151)	(640)
Operating profit before fair value of own debt	3,364	5,758
Fair value of own debt	139	(49)
Operating profit	3,503	5,709
Risk-weighted assets (£bn)	146.9	123.7
Return on equity	16.6%	29.8%
Net interest margin	1.05%	1.38%
Cost:income ratio	56%	42%
Loan:deposit ratio	193%	194%

39

GBM is present in 39 countries

16.6%

return on equity

	Return on equity (%)	Cost:income ratio (%)
2010	17	56
2013 target	>15	c.55



John Hourican
Chief Executive,
Global Banking & Markets

For biographies see pages 226-229

"Only by truly understanding our clients' needs can we apply our expertise to its best effect. That is why long-term customer relationships are so important at RBS."

In 2010, we made good progress implementing the GBM strategy and achieving our ambitions. Our people found ways to work more intelligently to help clients rebuild from the financial downturn at a time when competition was fierce, the regulatory landscape changed and market conditions were subdued.

GBM had a reasonable set of financial results. Even as the make-up of our business made the revenue environment challenging, we reduced costs and impairments to post an above-target return on equity of 16.6 per cent. We invested in reinforcing our core platforms and contributed to the restructure of the RBS Group, working with the Non-Core Division on the sale of a GBP1.4 billion portfolio of primarily senior leveraged loans and of GBP3.9 billion of project finance assets.

Focusing on clients

We continued to focus on improving our client offering. We refined how we interact with clients to make it more customer focused and efficient, including aligning operations in our core Fixed Income, Currencies & Commodities business. We deployed our expertise to support our customer's ambitions, leading to notable transactions including:

- The World Bank: Joint bookrunner for the first US dollar global benchmark bond launched by The World Bank in 2010, a USD3.5 billion, three-year deal.
- Cheung Kong Infrastructure and Power Assets Holdings: Sole financial advisor and lead mandated arranger in the GBP5.8 billion purchase of EDF's UK electricity distribution networks.
- SAS AB: Joint lead manager and joint bookrunner on a SEK5 billion fully underwritten rights issue.
- RWE: Joint bookrunner on the largest ever euro corporate hybrid bond sale.
- CIBC: Inaugural USD2 billion three-year and USD1.85 billion five-year covered bonds, which re-opened the US market after a three-year hiatus.
- Scottish and Southern Energy: Structuring advisor and joint lead manager on the GBP750 million and EUR500 million corporate hybrid for SSE. It was the first ever hybrid in sterling from a UK-listed company and reopened the global market.



Our clients voted us in the global top five for foreign exchange and one of the top five dealers for derivatives.

Our debt and capital markets business was voted Euromoney Best Debt House in the UK and the Netherlands.

Our clients valued the work we did for them in 2010 and rewarded us accordingly. They voted us in the global top five for foreign exchange (2010 Euromoney FX Survey) and one of the top five dealers for derivatives (2010 Risk Interdealer Poll). Our debt capital markets business was voted Euromoney Best Debt House in the UK and the Netherlands. The Banker magazine gave us the Deal of the Year award for equities and sovereign bonds in Europe, financial institutions in the Middle East and loans in Asia.

GBM engaged with regulators to help our clients, and our own people, fully understand the various changes proposed to banking supervision. We invited expert regulatory speakers to client meetings in cities in Europe, Asia Pacific and the US, giving our customers the rare opportunity to ask technical questions on how changes will affect their businesses. We also acted as bookrunner on the first Solvency II-compliant issue in the market.

Making global connections

We maximised our 39-country network to help customers manage risks between regions and access funding around the world, cementing our position in the world's biggest economies and increasing our presence in high-growth markets.

In Europe, we delivered some of the largest transactions of the year. These included Switzerland-based Glencore's USD2.5 billion repurchase of the Prodeco coal mine in Colombia and the EUR3.6 billion sale of German drugs producer Ratiopharm. Improvements in the equities business led to Greenwich Associates ranking us number one in Overall Service Quality for retail structured products in Europe.

In the US, GBM cemented our place as a leader in the bond market. We were ranked the Number Two Manager by Asset-Backed Alert after the US ABS team closed 73 deals worth USD58 billion and we executed covered bonds that re-opened the US market after a three-year gap. In September alone, GBM was active bookrunner on about USD11 billion of investment grade debt offerings.

In India, we completed one out of every three foreign-currency bond issues in 2010, including the country's biggest corporate and financial institutions bond sales. In November, we became the first UK bank given preliminary permission to form a joint venture securities company in China, which will allow us to underwrite equity and bond sales in the domestic market.

Investing in risk management

We continued to improve how we manage risk, introducing systems and processes that optimised capital and made us more efficient. We improved the way in which we manage our exposure to derivatives and introduced an Operational Data Cache, which consolidated all sources of data into a single real-time database. A global investment programme, launched in 2009, is nearly complete and on target to deliver its objective of establishing front-to-back systems that improve client transactions and support business growth. We envisage further investment.

Investing in our people and communities

Our achievements in 2010 were made possible by our people. We focused on attracting the best talent – welcoming more than 200 new graduates globally. We nurtured almost 300 new joiners through our revamped induction programme and hired experienced leaders. We combined these efforts with activities that embedded our GBM Values of accountability, connectivity, thoughtful decisions and success among employees.

We helped GBM reach out in our local communities and make a difference to young people from disadvantaged backgrounds. The GBM in the Community programme, launched in September, provided an avenue through which employees volunteered their time and donated money. Together we gave GBP1.7 million to communities in which we operate and donated more than 16,000 hours of employee time.

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Its brands include Direct Line, Churchill and Privilege, which sell general insurance products direct to the customer, as well as Green Flag and NIG. Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy.

Key business highlights

- Performance was adversely affected by significant weather events in Q1 and Q4 and the impact of bodily injury claims
- Net claims were 9% higher than in 2009
- International own brands in-force policies grew by 15%
- Expenses were reduced by 7%

Performance highlights	2010 £m	2009 £m
Insurance net premium income	**4,311**	4,354
Total income	**4,092**	4,155
Expenses	**(703)**	(759)
Net claims	**(3,961)**	(3,635)
Impairment losses	**—**	(8)
Investment income	**277**	305
Operating (loss)/profit	**(295)**	58
Return on equity	**(7.9%)**	1.7%
Expense ratio	**13%**	14%
Combined operating ratio	**115%**	106%

250,000
Direct Line for Business Customer policies

220,000
times that Green Flag was called to reach and help stranded customers in January and February 2010

	Return on equity (%)	Cost:income ratio less claims (%)
2010	(8)	172
2013 target	>20	<60



Paul Geddes
Chief Executive,
RBS Insurance

For biographies **see pages 226-229**

2010 was a disappointing year financially. A 2% fall in income and increased claims, offset partly by a 7% reduction in expenses led to a loss of £295 million. However, the actions we took to deal with the challenging environment contributed to a clear improvement in our underlying financial performance in the final quarter.

In addition, the fundamental strengths of our business enabled us to build on market leading positions, while setting out plans to transform and enhance how we do business in the future.

Working hard for customers

2010 saw some of the worst weather conditions in the UK for over 20 years. Drivers got stuck in the snow, cars failed to start and the treacherous conditions led to traffic collisions. Our accident repair centres concentrated on getting customers back on the road, repairing nearly 60,000 vehicles in January and February alone. Green Flag was called out over 220,000 times in January and February, battling through difficult conditions to reach and help stranded customers.

It was a challenging year for air travellers, too. The volcanic ash cloud brought air travel to a temporary standstill in Europe, while several holiday companies and airlines went out of business. Our travel insurance brands assisted over 12,000 customers by taking a flexible approach to their policies' terms and conditions.

The increase in bodily injury claims continued to affect our financial results. We took steps to meet genuine claims more efficiently and ensure that suspect cases can be highlighted at an earlier stage. We also implemented changes to mitigate any future impact of bodily injury claims. This included NIG exiting its personal lines broker business to focus on its expanding commercial business.

Restoring profitability

We remained the largest personal lines insurer in the UK, built around strong brands such as Direct Line, Churchill and Privilege. We are now the UK's largest home insurer, adding to the position that we already held as the UK's largest motor insurer. We continue to provide support and reassurance to millions of UK motorists through our Green Flag breakdown recovery service.



Our travel insurance brands assisted over 12,000 customers during the Icelandic volcanic ash cloud episode.

We are now the UK's largest home insurer, adding to the position that we already held as the UK's largest motor insurer.

Gross written premiums in our international business grew 25% in Euro terms compared to 2009, with the Italian business reporting 35% growth. Combined, the Italian and German businesses surpassed the landmark 1 million insured vehicles at 1.1 million. Direct Line for Business also accomplished a new landmark, growing rapidly from its launch in 2007 to reach over 250,000 customer policies. It offers insurance products direct to small business customers, providing them with a straightforward way to insure their firm.

We implemented pricing changes that reflect the increased risk and frequency of bodily injury claims. To reduce this risk further, a new 'rating engine' was implemented in the own brands motor business. It dramatically increases the flexibility in pricing risk, reducing the time required to deliver new risk and pricing strategies. It will continue to be rolled out among other products.

A pro-active programme of investment in people, processes and technology ensured that we were ready for the introduction in April of the Ministry of Justice's new insurance claims handling procedure. The reforms enable genuine personal injury claimants to receive fair compensation more quickly and provides greater control over costs for insurers.

In October, we sponsored an event at the Houses of Parliament to discuss the challenging environment the UK's 'compensation culture' has created for the insurance industry. We continue to work alongside the Association of British Insurers in support of Lord Justice Jackson's recommendations for reforming personal injury compensation claims.

Putting customers first

Our customer satisfaction ratings remain strong. We scored 85.8% for Sales and Service and received the same result for Claims. In October, our commitment to the highest standards of service and behaviour was affirmed as we signed the Aldermanbury Declaration. It sets out the professional standards we will meet in areas including: Commitment to Excellence; Training and Development; and standards for broking, underwriting, claims and management procedures.

We are committed to protecting customers from the scourge of uninsured drivers. In November, Direct Line hosted a seminar with the industry, politicians and police to promote wider discussion about the impact of uninsured drivers and potential measures to stop it.

Direct Line celebrated its 25th birthday in 2010. Its spirit of innovation continued as it launched its free "On the Road" application for the iPhone. This provides a route planner and live traffic updates to help plan journeys. Should an accident happen, it also features an easy-to-use tool to record and store key information and to send the details straight through to the Direct Line claims team.

NIG extended its free Risk Aware risk management service to new customer areas. It provides a tailored assessment of risk management procedures and assists with the implementation of any recommended improvements. NIG also rolled out a new mapping tool, covering the whole of the UK, which provides underwriters with specific geographical data on issues such as the risks of flood.

Our dedication to customers, innovative products and hard working employees was recognised through a variety of awards in 2010. We received three 'Your Money' awards, with Direct Line winning for the Best Online Travel Insurance, Churchill for Best Pet Insurance and Green Flag for Best Breakdown Cover. For the second consecutive year, Green Flag received the Institute of Transport Management's award for UK Roadside Assistance Company of the Year. RBS Insurance's investment in the learning and development of its people was honoured with a prestigious National Training Award. Our vocational training programme supports employees in their jobs and provides the opportunity to gain qualifications and strengthen key skills.

Refocusing for the future

We announced plans to restructure our UK office network to create new Centres of Excellence. This will help to make better use of our properties, lower costs and promote best practice across our functions. Fewer sites will enhance our ability to serve customers by allowing new technology and telephony systems to be introduced at a faster pace in the future.

The settlement agreed with the European Commission in 2009 means that RBS must divest, at least, the controlling interest in RBS Insurance by the end of 2013. We continue to explore the available options for meeting this commitment in the most effective way for customers, staff and investors. 2010 has been an important year for RBS Insurance in refocusing the business for an independent future and we will continue to be managed in a way that meets customer and shareholder needs.

Business Services and Central Functions

Business Services provides specialist services and expertise for the divisions, helping to provide greater value to our customers and to deliver our Strategic Plan objectives. In 2010, we focused on innovating, managing change, managing operational risk and becoming more efficient.

Central Functions comprises group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating divisions.

389,000m²
reduction in property footprint since 2009

94%
of GBM calls handled at first point of contact by our Corporate Services Centre



Ron Teerlink, Chief Administrative Officer

For biographies **see pages 226-229**

Business Services

Becoming more efficient

We work closely with the other divisions to identify efficiencies and opportunities to create value through innovation. We've played a key role in delivering on the Group's target of more than £2.5 billion of cost savings by 2011.

In 2010, several programmes helped to improve the service we provide to customers. 'Intelligent Working' is designed to improve how we use property and to give our staff flexible working opportunities. Since its 2009 launch, it has allowed us to reduce our property footprint by 389,000m², more than Heathrow Airport's Terminal 5. An upgrade to our Building Management Systems enabled us to reduce energy use in our buildings by £2.3 million, which would power 1,584 average UK households for a year.

Our 'Lean' programme is designed to become embedded in how people work, looking for ways to improve customer experience and staff engagement, whilst eliminating activities that don't add value. It has achieved significant results, including an increase in the volume of GBM customer calls handled at first point of contact by our Corporate Service Centres from 55% to 94%.

Managing change

RBS is undertaking one of the largest ever corporate restructurings, so we face a huge and varied change agenda. Helping divisions to plan, implement and adapt to change is hugely important. In 2010, Business Services provided specialist support for the processes involved with the EU mandated divestments, including the sale of 318 UK branches and associated infrastructure.

The level of restructuring that is required unfortunately involves some difficult decisions. As part of our own strategic review, we announced plans in 2010 for a further 3,500 potential redundancies in the UK, to be implemented over the next two years. We have committed to be open and transparent, communicating upfront with our staff. We have engaged with UNITE in the UK and other partners globally to explain the rationale for the change and to gain their co-operation in how it is implemented.

To minimise the need for compulsory redundancies, we try hard to redeploy affected staff within the Group.

Innovating

We focus on innovation in our operations. We use leading edge technologies in service innovation. New consumer devices and networking technologies enhance the connections between our customers and employees. Since its launch in 2009, our 'Mobile Money' application has attracted over 600,000 users and we have helped to launch similar products across other areas of the Group.

Technology Services runs a programme to deliver innovative solutions, which includes building its own RBS 'App Store' to develop new business applications that boost productivity and enhance customer value.

Managing operational risks

Our Security & Risk team aims to protect our customers, our information and our people against security and fraud threats. We help the business and our customers to understand the operational threats and to take action to minimise risks. For example, our 'Trusteer Rapport' free software has been downloaded by over four million customers, helping to protect their online banking details and reduce the risk of identity theft and fraud.



Bruce Van Saun, Group Finance Director

For biographies **see pages 226-229**



Elaine Arden, Group Human Resources Director

We provide business continuity support, enabling the Group to continue to deliver key products and services in the event of disruption.

Investing for the future

Business Services offers a range of scale benefits, including purchasing, and specialist knowledge for the Group. Our focus is on improving on these services, whilst managing risk. Together, the actions we took in 2010, and will continue to implement in future years, are designed to make the Group more efficient and enable it to provide a better service to our customers.

Central Functions

RBS Risk Management

RBS Risk Management is responsible for developing and embedding risk policy, measurement and frameworks to ensure that risk is identified, managed and controlled across the Group. The management of risk is a fundamental activity performed throughout all the Group's Businesses. It underpins the Group's performance and future success. It is critically important that the adequacy and effectiveness of our risk management processes are of the highest standard and subject to continuous review and enhancement.

Finance

Finance is responsible for the external reporting of the Group's performance and financial position, including regulatory and central bank reporting. As part of our mission to rebuild investor confidence and trust, we have greatly improved the quality and transparency of RBS's external reporting, and we provide financial information to the market quarterly. Finance has a critical role in partnering with our divisions to monitor performance against the Group Strategic Plan, and is helping the business achieve our strategic aims using enhanced forecasting tools and thoughtful analytics.

The Treasury function has focused on driving improvements to the Group's liquidity, funding and capital position. In 2010, Finance has played a central role in the initiative to dispose of EU-mandated divestments as well as assessing the implications of changes in the regulatory environment.

Finance's key objectives include a transformation programme to improve the efficiency of the function over the next three years. The programme envisages the creation of a world class finance function through a number of initiatives including substantial investment in finance and risk systems infrastructure.

Human Resources

A new leadership capability framework has been launched to ensure our leaders are assessed and developed against behaviours that support the delivery of our strategic plans and our emerging culture. The behaviours are assessed in a 360-degree feedback tool which is an integral part of how we review our Executives' performance. The behaviours we focus on include: Strategic Progress, Business Delivery & Financial Performance, Customers' Expectations, Risk, Efficiency and Control, People Management, and Personal Skills. The outputs of 360-degree feedback help to prepare personal development plans and inform leadership development priorities.

Group Strategy and Group Corporate Finance

Our Group Strategy and Corporate Finance team supports the Chief Executive, Chief Financial Officer and the Executive Committee in the development of the Group's strategy. Its objective is to ensure that the Group has the right portfolio of businesses, active in the right markets, supported by the appropriate allocation of capital and other resources. The team plays a key role in the Group's disposal activity.

Group Legal, Secretariat and Regulatory Affairs & Compliance

Our Group Legal, Secretariat and Regulatory Affairs & Compliance functions play a vital role in setting a framework within which the Group can deliver long term sustainable returns. The team works in partnership with the businesses it supports. It adopts a commercial approach but retains its independence and professional judgement in order to drive a culture of compliance and good governance designed to protect the Group's franchise.

RBS Communications

RBS Communications manages our relationships with external stakeholders and makes sure we keep our employees informed about developments in the business. RBS wants to be open to stakeholders and during the year RBS Communications helped elected officials, commentators and others gain a better understanding of our business and our plans.

The Non-Core Division separately manages assets that the Group intends to exit from by 2013. The division contains a range of businesses and asset portfolios, primarily originating from GBM, linked to proprietary trading, higher risk profile asset portfolios (including excess risk concentrations) and other illiquid portfolios. It also includes a number of portfolios and businesses that the Group has concluded are no longer part of its core strategy.

Performance highlights	2010 £m	2009 £m
Net interest income	1,959	1,534
Non-interest income	1,074	(3,835)
Total income	3,033	(2,301)
Expenses	(2,325)	(2,447)
Operating profit/(loss) before other operating charges and impairment losses	708	(4,748)
Insurance net claims	(737)	(588)
Impairment losses	(5,476)	(9,221)
Operating loss	(5,505)	(14,557)
Risk-weighted assets (£bn)	153.7	171.3
Net interest margin	1.16%	0.69%
Cost:income ratio	77%	(106%)

62%
fall in operating losses

4
wholesale country exits in the year



Nathan Bostock
Head of Restructuring & Risk

For biographies see pages 226-229

Helping to deliver the Strategic Plan

The Non-Core Division is a central pillar of the Group's Strategic Plan, helping to make RBS stronger and safer. We help to lower the Group's risk exposure, strengthen its funding position and allow management to focus on the Core Bank. As we approach the mid-point of our five-year journey, we have achieved significant progress and are on-track to meet our targets.

But we don't take further progress for granted. Our Definition to Delivery programme ensured we moved from defining and structuring the division in 2009 to delivering huge strides in reducing assets and managing risk in 2010. Moving into the next stage, we are exploring options for exiting from our assets. The division's leadership team has been strengthened. We are in a good position to continue the momentum of progress into 2011.

Exiting from Non-Core assets

In 2010, we passed the £100 billion milestone in our journey, reducing third party assets ("TPAs") to £138 billion at year-end, down from the initial December 2008 portfolio of £258 billion. We also reduced our portfolio of derivatives from an initial £85 billion to £16 billion. Despite sometimes challenging market conditions, careful preparation and asset management enabled us to take, and sometimes accelerate, exit opportunities.

While our disposal programme has attracted the most attention, the run-off programme and asset restructuring deals have also been important.

- International Businesses & Portfolios made huge progress in the disposal of non-core country or whole businesses. Sale agreements were reached for our Non-Core businesses in Latin America, India, Kazakhstan, Pakistan and the United Arab Emirates, as well as for part of our Asset Management business and for our Invoice Finance businesses in Germany and France. We completed the transfer of assets in six Asian countries to ANZ Group.
- Portfolio & Banking agreed deals to dispose of non-core portfolio assets. Examples included the sale of a portfolio of US and European private equity fund interests, the sale of Leveraged Finance assets through a Collateralised Loan Obligation and the sale of property assets, such as the Cumberland and five other hotels.
- Non-Core Markets achieved significant progress in reducing assets through sales and the unwinding of facilities and risk exposures. Markets TPAs fell from £24.4 billion at the start of the year to £13.6 billion at the end of 2010.
- Across all areas, our run-off programme has helped to deliver significant reductions through holding assets to maturity, exploring ways to achieve earlier repayment and identifying options for assets to be refinanced elsewhere.
- In line with the settlement agreed with the EC in 2009, we completed the sale of substantially all of RBS's interest in RBS Sempra Commodities.

Though the Non-Core Division was established to separately manage and exit from the portfolio of non-core assets, we work closely with other parts of RBS Group in achieving these aims. For example, colleagues in GBM have provided invaluable assistance in structuring and delivering several deals.


Rory Cullinan
Head of Non-Core Division

We passed the £100 billion milestone in our journey, reducing third party assets to £138 billion at year-end.

We continue to target an exit from the APS within the last two years of the Strategic Plan (2012-13), subject to regulatory approval.

Maximising shareholder value

We achieved a significant reduction in the division's operating loss from £14.6 billion in 2009 to £5.5 billion, largely due to improvements in income from trading activities and lower impairments.

The active management of our market risk exposures helped to achieve a significant improvement in income from trading activities, turning a £5.2 billion loss in 2009 into a £31 million loss in 2010. Our exposure to monoline insurers has been managed down, while hedging and credit protection helped to reduce day-to-day swings even when market volatility was high.

Impairments continued to fall, reflecting the reduction in assets and improvements in the underlying quality of the remaining portfolio. Impairments totalled £5.5 billion in 2010, down from £9.2 billion in 2009.

Taking risk 'off the table'

We also concentrated on strengthening risk management, through reducing risk exposures and responding to risks that emerge. In the markets area, risk management has reduced the daily income volatility of traded assets, helping to protect the Bank against sudden market changes.

However, there was upward pressure on Risk Weighted Assets from pro-cyclical increases in risk weights and from regulatory changes. Offsetting this has been the progress achieved in asset disposals, run-offs and strengthened risk management. As a result, RWAs have reduced from £171 billion at the start of the year to £154 billion at year-end.

Looking ahead

The Non-Core Division is central to the strategy that will return RBS to stand-alone strength. The encouraging progress made so far provides a solid foundation for meeting the challenges ahead.

We are ahead of our plan and gathering momentum for the further work ahead. We are confident that we have the team in place to continue to deliver one of the largest corporate restructurings ever undertaken.

Asset Protection Scheme (APS)

The APS is a key part of the UK government's measures to restore stability and confidence in the banking sector. It provides RBS with credit protection in the unlikely, though still possible, event of a severe downturn in the economy. RBS Group's participation in the APS is managed centrally within the Restructuring & Risk area.

Following the agreement of the terms of the Scheme in December 2009, we have enhanced and widened our training programme for staff and have restructured our operating procedures to accommodate the Scheme's requirements. We continue to work closely with the Asset Protection Agency (APA) with regard to the day-to-day stewardship of assets covered by the Scheme.

It is our opinion that the APS continues to provide valuable support during our restructuring, providing additional confidence to the market against the backdrop of economic uncertainty. But we continue to target an exit from the APS within the last two years of the Strategic Plan (2012-13), subject to regulatory approval.

The amount of assets covered by the scheme has fallen from an initial £282 billion to £195 billion at the end of 2010. We estimate, on the basis of expected future recoveries, the expected loss on triggered assets at 31 December 2010 to be approximately £25 billion, equivalent to 42% of the £60 billion first loss threshold under the APS. RBS does not currently expect that losses on covered assets will exceed the first loss provision over the lifetime of its participation in the Scheme.



Building a sustainable RBS

'Sustainability is fundamental to how RBS is changing the way we operate. It is a core part of our thinking and we have made improvements in this area over the last year. However, we are mindful that there is still a long way to go.'

Philip Hampton, Chairman

At RBS, sustainability means two things. First, we consider the environmental, social and ethical consequences of our activities and then we manage our business appropriately. Secondly, we look to capitalise on the opportunities for our businesses that sustainable technologies present.

Our sustainability activities focus on five themes that we chose because our stakeholders have told us that they are the topics that matter most to them. The themes are:

- **Fair banking**
- **Supporting enterprise**
- **Employee engagement**
- **Safety and security**
- **Citizenship and environmental sustainability**

In addition, we have a number of targeted community programmes that enable us to enhance our contribution to society. We aim to invest Group resources to maximise our impact, creating real and sustainable benefits in the communities in which we operate.

Taking sustainability seriously

One of the ways we show the world that we take sustainability seriously is by embedding it in the way we run the business, from the highest levels to the responsibilities of individual employees. Our Senior Independent Director, Sir Sandy Crombie chairs the Group Sustainability Committee (GSC). Other members of the GSC include the Chief Executive Officers of a number of our divisions. The GSC reviews the Group's overall sustainability strategy, values and policies.

The **Group Sustainability Forum** is a network of senior managers from each division that makes sure we put into practice the priorities the GSC sets. The executive-led **Environment Working Group** monitors environmental developments, commercial opportunities, operational impacts, and communications and engagement. The **Retail Sustainability Taskforce** focuses on the sustainability issues that most affect our Retail division. The **Microfinance Advisory Board** comprises senior members from a range of stakeholder groups and provides external oversight and support for microfinance and supporting enterprise programmes across the Group's international business.


Group Board
Group Sustainability Committee
Group Sustainability Team
Environment Working Group
Group Sustainability Forum
Retail Sustainability Taskforce
Microfinance Advisory Board

"To ensure that we are operating as a sustainable business in every sense of the word, we will have to develop and work to a set of principles which guide our management on social and ethical issues."

Sir Sandy Crombie, Senior Independent Director



Sustainability in practice

Stakeholder feedback

We work actively with stakeholders to find out what they think about us and how we do business. The table below outlines some of the ways we consulted stakeholders in 2010.

Stakeholder group	Types of consultation
Customers	We started to change how we gather our customers' opinions. We launched a new Public Opinion Survey and we spoke to over 21,000 people through surveys. This work, along with the regular feedback we receive from our customers is a key component in how we shape our business.
Employees	Our Employee Opinion Survey gathered the views of over 119,000 employees, a response rate of 81%.
Investors	Last year the Group engaged with over 1,200 institutional investors. Socially responsible investment continues to grow in importance and last year we took part in regular meetings with analysts on this issue, including meetings with our Chairman and senior executives focused exclusively upon sustainable investment.
Industry Forums	The Group is involved in a number of industry forums including both the Equator Principles (EPs) and UN Global Compact (UNGC) which have a specific focus on sustainability issues. Last year we took the lead in one of the EPs working groups and became Chair of the UK Network of the UNGC.
Consumer Groups	In 2010, we substantially increased our dialogue with consumers groups. We met a wide variety of groups to discuss a range of issues from debt advice to our Group Customer Charter.
Non-Governmental Organisations (NGOs)	We regularly consult with NGOs, which in 2010 included direct engagement with both our Chairman and the Group Sustainability Committee.


MoneySense for
Lone Parents
Ulster Bank

Ulster Bank extends MoneySense

Building on its commitment to widen access to financial education, Ulster Bank launched its own MoneySense for Single Parents Guide in 2010. This was produced with OPEN in the Republic of Ireland and Gingerbread in Northern Ireland. This is the first in a set of financial 'life guides' designed to give more practical support based on people's specific circumstances.

Our five key themes

Fair banking
We are committed to treating our customers to the highest of standards, and being transparent about the products and services they can expect from us. This theme covers: responsible lending practices, customer service (including dealing with customer complaints), access to financial services, and financial education.

Supporting enterprise
One of our main responsibilities is to provide tailored support to a broad range of businesses. There are a number of ways that we demonstrate our commitment to enterprises: from lending to small and medium enterprises (SMEs), to funding microfinance institutions in India, to making finance available to social enterprises and facilitating youth enterprise through working with partners

Employee engagement
Our employees are the core of our organisation and it is very important that we treat them fairly and responsibly. It has been a difficult year for some of them as we continue to restructure the Group. So it's vital that as we build the new RBS we support our people throughout these changes by involving and listening to them as much as possible.

Safety and security
Protecting the security of our customers' money and data is a fundamental responsibility of the Group. We have continued to invest heavily in the prevention of financial crime. This theme also includes how we safeguard the safety, health and wellbeing of our employees.

Citizenship and environmental sustainability
As a global organisation we have to manage our broader economic, social and environmental impacts. This includes wider citizenship issues such as business and human rights and bribery and corruption as well as environmental concerns. We fully support the transition to the more sustainable use of natural resources.

How others have judged us
Every year independent, external bodies judge our performance and compare us with our peers.

We received the AA1000 (2008) reporting and assurance accreditation for our 2008 and 2009 annual Sustainability Reports. We were also short-listed for the ICSA/Hermes award for best sustainability and stakeholder disclosure for the Sustainability Report 2009.

We have participated in the Carbon Disclosure Project since its inception and in 2010 received the joint highest score for financial services globally, scoring 93 and an 'A' rating for performance, a significant improvement since 2009. We were also included in the Dow Jones Sustainability Index for the third year running, scoring 75%, and in the FTSE4Good index.

Newsweek magazine placed us 27th in their recent 'Green Rankings' where three environmental research organisations ranked the world's 100 biggest listed companies across a number of environmental issues.

Our community programmes

We recognise our responsibility to play an active role in the communities we serve. This begins with providing the services our customers want, and operating in a sustainable way. We then go further through our community programmes, which allow us to make more of a difference in areas that we can have an impact. Our efforts centre on our MoneySense, Supporting Enterprise, and Employee and Community Engagement programmes.

MoneySense
The aim of our MoneySense programme is to increase financial education, capability and inclusion, which is part of our wider commitment to Fair Banking.

We continued to invest in our Group MoneySense programmes in 2010. We improved and expanded our MoneySense for Schools programmes by developing new online resources, holding teacher training days and completing the 3rd annual MoneySense Panel Research. This research revealed the attitudes towards money of over 10,000 12-19 year olds. The 2nd annual RBS Personal Finance Education Awards for Schools recognised the 2010 achievements of primary and secondary schools.

We introduced a new magazine called Pocket Money for families, reaching an audience of over 600,000 people in the UK. New Business Start-Up Guides were launched on NatWest.com, and our MoneySense booklets for adults were revised and written in plain English as part of the UK Customer Charter commitment to make banking easier.

Over the last three years our funding to Macmillan cancer support helped them to expand their benefits helpline by 50%. In 2010, three new face to face Macmillan advice services were launched. Together this helped 9,500 people unlock over £20 million of funds to help with the impact of their cancer diagnosis. At the end of 2010, the RBS Group agreed to fund Macmillan for a further three years to increase delivery of face-to-face money guidance for people living with cancer across the UK.

The Group continued to assist our key partners. We remain to be one of the largest corporate sponsors of the Money Advice Trust and in 2010 provided funding for key projects or areas of research to Mind, RNIB, Gingerbread, Transact, Toynbee Hall, and Citizen's Advice. We will continue to work with the charities in 2011 to fund projects which will improve access to information, increase the number of quality financial education and training resources available, and meet the specific needs for the members of each charity organisation.

Our Ulster Bank MoneySense for Schools programme was launched in 2007 and is already the largest financial education programme for secondary schools in Northern Ireland and Ireland, with 380 volunteers from Ulster Bank. The Youthbank programme run by Ulster Bank also helps to develop a range of skills in young people by distributing grants for youth-led projects in their communities.

The Community Reinvestment Act in the US encourages banks to lend to low and moderate income communities. In 2010, Citizens and Charter One provided more than 275 financial literacy programmes, educating over 13,000 people. Citizens has also partnered with the Federal Deposit Insurance Corporation to provide Money Smart Training, helping people outside the financial mainstream enhance their money skills and create positive banking relationships. Citizens' 'Gear for Grades' programme provides school supplies for children whose families cannot afford them. Since its inception in 2003, 'Gear for Grades' has served over 150,000 school children.

Supporting enterprise

Our Supporting enterprise programme works with partners to support potential business start-ups and helps to build the capability of alternative means of finance and support for would-be entrepreneurs who would not normally qualify for direct support from banks.

We have a long standing relationship with The Prince's Trust. We are the largest corporate sponsor of The Prince's Trust Enterprise Programme, which helped nearly 5,000 young people in 2010. We are proud sponsors of their new practical guide to starting up your own business. This book condenses the years of expertise The Prince's Trust has gained when helping young people in business and includes real life stories of success and advice from business leaders. This is just one of the ways we have supported them through our corporate partnership. We also provide support for The Prince's Scottish Youth Business Trust.

smallbusinesscan provides guidance and support to help small businesses in the UK and Ireland and is supported by Ulster Bank. This programme provides simple and practical tools to help small businesses gain insights and build a network of trusted contacts, enabling start ups to progress and promote growth.

In 2010, we launched a partnership with the British Academy of Film and Television Arts (BAFTA) and its Youth Mentoring Programme, delivered in conjunction with Media Trust. In this programme, BAFTA members, award-winners and leading practitioners volunteer as mentors to disadvantaged young people on media projects, enhancing their knowledge, skills and personal development to give them new opportunities in life.

We also sponsor Youth Business International projects in Russia, Hong Kong and France that provide opportunities for would-be young entrepreneurs in those countries.

Our microfinance programme in India goes further than simply lending to Microfinance Institutions (MFIs). We have also invested in 'technical assistance' to create and sustain robust, creditworthy MFIs in underserved regions. This programme has supported 37 MFIs, facilitating access to finance for over 200,000 households. Also in India, our Livelihood projects improve communities' income generating abilities through a range of interventions including training, investment and market linkages. We currently have 17 Livelihood projects across 14 states, reaching over 63,000 households.

2010 also saw the launch of the RBS SE100 Index, a unique report that provides information on the growth and impact of the top 100 social enterprises in the UK. This will play a vital role in promoting the success and diversity of this sector.

Employee and community engagement

Our Employee and community engagement programme supports the great work that our employees already do in their communities and encourages further involvement to strengthen our support for the communities we live in.

As part of our UK Customer Charter we launched the Community Fund in 2010, a way of putting real benefit back into the communities, at the choice of our customers. To date £1.8 million has been given to charities chosen by our customers and employees from their local branch and 7,547 days off have been given to branch staff to help support the causes important to them.

Our volunteering programme provides a range of team activities that our employees can take part in during work time. We run the activities through nine charities so that our employees can deliver the skills, services or fundraising that they need. This year 4,100 employees engaged in 225 activities.

Our Global Banking and Markets division launched a new, bespoke volunteering programme across all of its businesses, targeting four areas where it hopes to have a lasting impact on the lives of children and young people: education, health, social welfare and enterprise and employability. In 2010, over 1,000 employees volunteered their time in support of this programme.

In 2010, the Citizens Charitable Foundation invested more than $14 million in charitable grants to more than 1,000 non-profit organisations across 12 states.


MAKE IT HAPPEN
THE PRINCE'S TRUST GUIDE TO STARTING YOUR OWN BUSINESS

The Prince's Trust

We sponsored the launch of The Prince's Trust's first start-up guide book – Make It Happen. Years of expertise and knowledge have been distilled into this highly practical book, designed to get young entrepreneurs started. Our sponsorship will ensure that The Trust will be able to give a free copy to every young person they start up in business for the next three years, around 6,000 copies in total.

The Group Community Cashback scheme allows employees to claim cash for the charities they support by volunteering or fundraising in their own time. In 2010, 4,300 awards totalling £1.2 million were given to over 2,500 charities. We continue to match donations our employees make to charity via their salary, and this year we supported over 3,000 charities directly in this way.

We also launched a new recognition scheme in 2010 for our employees – Community Stars. We give £65,500 per year to support the fantastic work employees do for the causes they are passionate about and to recognise that they are great ambassadors for the Group. Citizens' Colleagues in Action also recognises community involvement and provides the opportunity for colleagues to take a three month sabbatical to serve as a volunteer on a longer-term project.

Overall, more than 39,500 employees gave their skills, time and money to make a difference in the communities that we operate in. The Group supported those efforts financially and by giving employees almost 170,000 hours off work to volunteer.

Highlights of how we focus action across our businesses

	Fair banking	Supporting enterprise	Employee engagement	Safety and security	Citizenship and environmental sustainability
Products and services	The Group Customer Charter set out 14 clear commitments to our UK retail customers in 2010. Within these, we set ourselves 25 specific and stretching goals and we achieved 20 of these outright in the first 6 months.	RBS supports the Business Finance Taskforce and its measures to increase investment, provide more business mentors and introduce new lending principles for SMEs.	We provide a suite of competitive employment policies, training and development opportunities and a bespoke benefits package and provide support when it is needed through our Employee Assistance programme.	Our free online data protection software, Rapport, currently protects 4.6 million online customers from fraud.	Since 2006, we have provided more finance to wind power projects than any other type of energy project.
	The Citizens CollegeSaver account rewards customers who save money for a child with a $1,000 bonus plus the accrued interest when the child turns 18. The enrolment age was extended from 6 to 12 years in 2010.	Our Technical Assistance programme in India facilitated work with 37 MFIs across 13 states in India, increasing the reach of microfinance to more than 100,000 additional poor families.	We measure engagement through our employee opinion survey and take action in response to employee feedback.	Customers have access to services such as SMS text alerts to inform them of any activity on their accounts, or when there has been fraudulent activity.	Our Business Mentor Environmental scheme continues to provide expert environmental advice to customers who need it, 24/7.
Corporate partnerships	We work with a range of Community Development Finance Institutions and Credit Unions as part of the Trusted Partner programme.	In order to be able to support a wide selection of different business clients, we work with partners to bridge the gap in funding for organisations such as social enterprises and charities.	We have nine charity partners: BTCV, Prince's Trust, Oxfam, Barnardo's, Fairbridge, Marie Curie, Macmillan, Help the Hospices and Cancer Research in the UK.	The Security and Risk team work closely with authorities to share information and help prevent financial crime. This includes a focused intelligence sharing partnership with Greater Manchester Police, UK.	BTCV is an environmental charity and one of our nine charity partners that provides volunteering opportunities for employees to get involved in.
	We worked with the National Housing Federation to launch a new affordable credit provider pilot, My Home Finance (MHF) in 2010. MHF provides loans to the financially excluded.	We support youth enterprise through sponsoring the Prince's Trust Enterprise Programme, the Prince's Scottish Youth Business Trust and Youth Business International in Hong Kong, France and Russia.	We work with partners that support our Diversity & Inclusion programme including Stonewall, Employers Forums on Belief; Age; and Disability, Opportunity Now, Working Families and Race for Opportunity in the UK and Asia Network (DIAN).	During 2010 we developed a global occupation health programme in partnership with International SOS to review the occupational health service provision across our international business.	We are actively involved in the management of the United Nations Global Compact and Equator Principles initiatives. We are sponsoring Climate week in the UK, a national awareness raising campaign.
Employee contribution	In 2010, 774 employees helped to deliver our MoneySense programme throughout the UK by devoting their time to give lessons in schools.	In 2010, 380 employees volunteered for The Prince's Trust, raising a total of over £250,000.	Our Group Employee Volunteering programme engaged 39,500 employees in 2010 who were given over 24,000 days off to make a contribution to the causes supported by our nine charity partners.	A number of employees get involved in Safety, Health and Wellbeing programmes.	We have over 600 environmental champions in the Group helping to engage colleagues and make a difference to our carbon footprint at a local level.
Operations and supply chain	We use a number of third-party organisations to assist with credit checking, helping to ensure that we lend responsibly.	Through our supply chain we spend nearly £8.5 billion each year on goods and services, of which £6.2 billion is spent in the UK.	We aim to extend our employee engagement activities as far as possible to temporary employees and contractors working in our organisation.	Every year we review our suppliers to ensure that the appropriate controls are in place to ensure customer information is protected.	Our ethical code for suppliers sets out our commitments to working with openness and integrity, which we also expect from out suppliers.


Report and accounts

Business review

Presentation of information

In the Report and Accounts, and unless specified otherwise, the term 'company' or 'RBSG' means The Royal Bank of Scotland Group plc, 'RBS', 'RBS Group' or the 'Group' means the company and its subsidiaries, 'the Royal Bank' means The Royal Bank of Scotland plc and 'NatWest' means National Westminster Bank Plc.

The company publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence in the United Kingdom ('UK'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively, and references to 'cents' represent cents in the US. The abbreviation '€' represents the 'euro', the European single currency, and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Certain information in this report is presented separately for domestic and foreign activities. Domestic activities primarily consist of the UK domestic transactions of the Group. Foreign activities comprise the Group's transactions conducted through those offices in the UK specifically organised to service international banking transactions and transactions conducted through offices outside the UK.

The geographic analysis in the Business Review, including the average balance sheet and interest rates, changes in net interest income and average interest rates, yields, spreads and margins in this report have been compiled on the basis of location of office - UK and overseas. Management believes that this presentation provides more useful information on the Group's yields, spreads and margins of the Group's activities than would be provided by presentation on the basis of the domestic and foreign activities analysis used elsewhere in this report as it more closely reflects the basis on which the Group is managed. 'UK' in this context includes domestic transactions and transactions conducted through the offices in the UK which service international banking transactions.

The results, assets and liabilities of individual business units are classified as trading or non-trading based on their predominant activity. Although this method may result in some non-trading activity being classified as trading, and vice versa, the Group believes that any resulting misclassification is not material.

International Financial Reporting Standards

As required by the Companies Act 2006 and Article 4 of the European Union IAS Regulation, the consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together 'IFRS') as adopted by the European Union. They also comply with IFRS as issued by the IASB.

RBS Holdings N.V. (formerly ABN AMRO Holding N.V.)

In 2007, RFS Holdings B.V., which was jointly owned by RBSG, the Dutch State (successor to Fortis) and Santander (the "Consortium Members") completed the acquisition of ABN AMRO Holding N.V..

RFS Holdings B.V. has now substantially completed the separation of the business units of ABN AMRO Holding N.V.. As part of this reorganisation, on 6 February 2010, the businesses of ABN AMRO Holding N.V. acquired by the Dutch State were legally demerged from those acquired by the Group and were transferred into a newly established company, ABN AMRO Bank N.V. (save for certain assets and liabilities acquired by the Dutch State that were not part of the legal separation and which will be transferred to the Dutch State as soon as possible).

Legal separation of ABN AMRO Bank N.V. occurred on 1 April 2010, with the shares in that entity being transferred by ABN AMRO Holding N.V (renamed RBS Holdings N.V. at legal separation) to a holding company called ABN AMRO Group N.V., which is owned by the Dutch State.

Following legal separation, RBS Holdings N.V. has one direct subsidiary, The Royal Bank of Scotland N.V. (RBS N.V.), a fully operational bank within the Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank. Certain assets within RBS N.V. continue to be shared by the Consortium Members.

Pro forma results
The pro forma financial information shows the underlying performance of the Group including the results of the ABN AMRO businesses retained by the Group. This information is prepared using the Group's accounting policies and is being provided to give a better understanding of the results of RBS operations excluding the results attributable to the other Consortium Members.

In future periods, there will be no significant differences between pro forma and statutory results other than presentation aspects discussed below.

Consistent with the manner in which the Group is managed, Group operating profit on a pro forma basis excludes:

- amortisation of purchased intangible assets;
- integration and restructuring costs;
- gain on redemption of own debt;
- strategic disposals;
- bonus tax;
- Asset Protection Scheme credit default swap - fair value changes;
- gains on pensions curtailment;
- write-down of goodwill and other intangible assets; and
- other Consortium Members' interest in shared assets.

Statutory results
The statutory results of the Group include the results and financial position of RFS Holdings, the entity that acquired ABN AMRO (see page 50). The interests of the State of the Netherlands and Santander are included in non-controlling interests.

Reconciliations between pro forma and statutory results are detailed on pages 113 to 118.

Comparative information
Following legal separation of ABN AMRO Bank NV, the results of ABN AMRO attributable to the Consortium Members are classified as discontinued operations, with consequent changes to the presentation of comparative financial information.

Glossary
A glossary of terms is detailed on pages 434 to 439.

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring plans, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets, return on equity (ROE), cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; the Group's future financial performance; the level and extent of future impairments and write-downs; the protection provided by the Asset Protection Scheme (APS); and the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the global economy and instability in the global financial markets, and their impact on the financial industry in general and on the Group in particular; the financial stability of other financial institutions, and the Group's counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the EC State Aid restructuring plan; organisational restructuring; the ability to access sufficient funding to meet liquidity needs; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; HM Treasury exercising influence over the operations of the Group; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; impairments of goodwill; pension fund shortfalls; litigation and regulatory investigations; general operational risks; insurance claims; reputational risk; general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the ability to achieve revenue benefits and cost savings from the integration of certain of RBS Holdings N.V.'s (formerly ABN AMRO Holding N.V.) businesses and assets; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the participation of the Group in the APS and the effect of the APS on the Group's financial and capital position; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Description of business

Introduction

The Royal Bank of Scotland Group plc is the holding company of a large global banking and financial services group. Headquartered in Edinburgh, the Group operates in the United Kingdom, the United States and internationally through its two principal subsidiaries, the Royal Bank and NatWest. Both the Royal Bank and NatWest are major UK clearing banks whose origins go back over 275 years. In the United States, the Group's subsidiary Citizens is a large commercial banking organisation. Globally, the Group has a diversified customer base and provides a wide range of products and services to personal, commercial and large corporate and institutional customers in over 50 countries.

Following placing and open offers in December 2008 and in April 2009, HM Treasury owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HM Treasury. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary shareholders but are convertible into ordinary shares and qualify as core tier one capital. Following the issuance of the B shares, HM Treasury's holding of ordinary shares of the company remained at 70.3% although its economic interest rose to 84.4%.

During the year, the company converted non-cumulative convertible preference shares into ordinary shares in the company. As a result, HM Treasury's holding in the company's ordinary shares reduced to 67.8% and its economic interest reduced to 82.8%.

The Group had total assets of £1,453.6 billion and owners' equity of £75.1 billion at 31 December 2010. The Group's capital ratios, were a Total capital ratio of 14.0 per cent, a Core Tier 1 capital ratio of 10.7 per cent and a Tier 1 capital ratio of 12.9 per cent, at 31 December 2010.

Organisational structure and business overview

The Group's activities are organised on a divisional basis as follows:

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through the RBS and NatWest networks of branches and ATMs in the United Kingdom, and also through telephone and internet channels. UK Retail launched the Retail Customer Charter in June 2010 and progress against the commitments made will be formally reported in March 2011.

UK Corporate is a leading provider of banking, finance, and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels. The product range includes asset finance through the Lombard brand.

Wealth provides private banking and investment services in the UK through Coutts & Co and Adam & Company, offshore banking through RBS International, NatWest Offshore and Isle of Man Bank, and international private banking through RBS Coutts.

Global Transaction Services (GTS) ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, and trade finance and commercial card products and services. It includes the Group's corporate money transmission activities in the United Kingdom and the United States.

Ulster Bank is the leading retail and business bank in Northern Ireland and the third largest banking group on the island of Ireland. It provides a comprehensive range of financial services. The Retail Markets division which has a network of 236 branches, operates in the personal and financial planning sectors. The Corporate Markets division provides services to SME business customers, corporates and institutional markets.

US Retail & Commercial provides financial services primarily through the Citizens and Charter One brands. US Retail & Commercial is engaged in retail and corporate banking activities through its branch network in 12 states in the United States and through non-branch offices in other states.

The divisions discussed above are collectively referred to as Retail & Commercial.

Global Banking & Markets (GBM) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organised along six principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit and mortgage markets and portfolio management & origination.

RBS Insurance provides a wide range of general insurance products to consumers through a number of well known brands including; Direct Line, Churchill and Privilege. It also provides insurance services for third party brands through its UKI Partnerships division. In the commercial sector, its NIG and Direct Line for Business operations provide insurance products for businesses via brokers or direct respectively. Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy. In addition to insurance services, RBS Insurance continues to provide support and reassurance to millions of UK motorists through its Green Flag breakdown recovery service and Tracker stolen vehicle recovery and telematics business.

Central Functions comprises Group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core Division manages separately assets that the Group intends to run off or dispose of. The division contains a range of businesses and asset portfolios primarily from the GBM division, linked to proprietary trading, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses including regional markets businesses that the Group has concluded are no longer strategic.

Business Services supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Business Services drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group's purchasing power and is the Group's centre of excellence for managing large-scale and complex change. For reporting purposes, Business Services costs are allocated to the divisions above. It is not deemed a reportable segment.

Business divestments

To comply with EC State Aid requirements the Group has agreed a series of restructuring measures to be implemented over a four year period from December 2009. This will supplement the measures in the strategic plan previously announced by the Group. These include divesting RBS Insurance, 80.01% of Global Merchant Services and substantially all of RBS Sempra Commodities JV business, as well as divesting the RBS branch-based business in England and Wales and the NatWest branches in Scotland, along with the Direct SME customers across the UK.

Competition

The Group faces strong competition in all the markets it serves. Banks' balance sheets have strengthened whilst loan demand has been subdued as many customers have sought to de-lever and the UK economy has proved slow to recover. Competition for retail deposits remains intense as institutions continue to target strong and diverse funding platforms for their balance sheets.

Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions who are also active and offer combined investment and commercial banking capabilities. In asset finance, the Group competes with banks and specialised asset finance providers, both captive and non-captive. In European and Asian corporate and institutional banking markets the Group competes with the large domestic banks active in these markets and with the major international banks.

In the small business banking market, the Group competes with other UK clearing banks, specialist finance providers and building societies.

In the personal banking segment, the Group competes with UK clearing banks and building societies, major retailers and life assurance companies. In the mortgage market, the Group competes with UK clearing banks and building societies. The ambitions of non-traditional players in the UK market remain strong with retailers and new entrants forming aggressive expansion plans. The Group's life assurance businesses compete with Independent Financial Advisers and life assurance companies.

In the UK credit card market large retailers and specialist card issuers, including major US operators are active in addition to the UK banks. In addition to physical distribution channels, providers compete through direct marketing activity and the internet.

In Wealth Management, The Royal Bank of Scotland International competes with other UK and international banks to offer offshore banking services. Coutts and Adam & Company compete as private banks with UK clearing and private banks, and with international private banks. Competition in wealth management remains strong as banks maintain their focus on competing for affluent and high net worth customers.

RBS Insurance competes in personal lines insurance and, to a more limited extent, in commercial insurance. There is strong competition from a range of insurance companies which now operate telephone and internet direct sales businesses. Competition in the UK motor market remains intense, and price comparison internet sites now play a major role in the marketplace. These sites are now extending their scope to home insurance and other lines. RBS Insurance also competes with local insurance companies in the direct motor insurance markets in Italy and Germany.

In Ireland, Ulster Bank competes in retail and commercial banking with the major Irish banks and building societies, and with other UK and international banks and building societies active in the market. The challenging conditions in the Irish economy persist and many of the domestic Irish banks have required State support and are engaged in significant restructuring actions.

In the United States, Citizens competes in the New England, Mid-Atlantic and Mid-West retail and mid-corporate banking markets with local and regional banks and other financial institutions. The Group also competes in the US in large corporate lending and specialised finance markets, and in fixed-income trading and sales. Competition is principally with the large US commercial and investment banks and international banks active in the US. The economic recovery in the US is proving weaker than expected and loan demand is weak in Citizens' markets which in turn has dampened the level of competitive pressure in the deposit markets as funding pressures have eased.

Risk factors

Set out below is a summary of certain risks which could adversely affect the Group. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 405 to 422.

- RBSG or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of RBSG's businesses.

- The Group's ability to implement its strategic plan depends on the success of its efforts to refocus on its core strengths and its balance sheet reduction programme. As part of the Group's strategic plan and implementation of the State Aid restructuring plan agreed with the EC and HM Treasury, the Group is undertaking an extensive restructuring which may adversely affect the Group's business, results of operations and financial condition and give rise to increased operational risk and may impair the Group's ability to raise new Tier 1 capital due to restrictions on its ability to make discretionary dividend or coupon payments on certain securities.

- The Group's businesses, earnings and financial condition have been and will continue to be affected by geopolitical conditions, the global economy, the instability in the global financial markets and increased competition. These have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

- The Group requires access to sources of liquidity, which have been constrained in recent years, and a failure to access liquidity due to market conditions or otherwise could adversely affect the Group's financial condition. In addition, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government's credit ratings.

- The actual or perceived failure or worsening credit of the Group's counterparties (including monolines or other credit insurers) or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

- The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

- The Group's insurance businesses are subject to inherent risks involving claims on insured events.

- The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by UK authorities), or if the Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

- The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations.

- Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

- The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. In addition, the Group is and may be subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

- Operational and reputational risks are inherent in the Group's operations.

- The Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group's results of operations, cash flow and financial condition.

- As a result of the UK Government's majority shareholding in the Group they can, and in the future may decide, to exercise a significant degree of influence over the Group including suspending dividends and certain coupon payments, modifying or cancelling contracts or limiting the Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

- The Group's participation in the APS is costly and complex and may not produce the benefits expected and the occurrence of associated risks may have a material adverse impact on the Group's business, capital or tax position, financial condition and results of operations. Any changes to the regulatory treatment of the APS may negatively impact the Group's capital position and any withdrawal from, or termination of, the APS will be costly.

Key financials

for the year ended 31 December	Pro forma 2010 £m	Pro forma 2009 £m	Pro forma 2008 £m	Statutory 2010 £m	Statutory 2009 £m	Statutory 2008 £m
Total income (1)	32,662	29,567	19,367	31,868	33,026	20,730
Operating profit/(loss) before impairment losses and fair value of own debt (2)	11,169	7,809	(738)	8,857	11,252	(18,252)
Loss before tax (3)	(239)	(1,928)	(8,296)	(399)	(2,647)	(25,691)
Loss attributable to ordinary and B shareholders	(1,125)	(3,607)	(24,306)	(1,125)	(3,607)	(24,306)
Cost:income ratio (4)	60%	69%	105%	57%	53%	169%
Basic loss per ordinary and B share from continuing operations (pence)	(0.5p)	(6.3p)	(146.2p)	(0.5p)	(6.3p)	(146.2p)
Adjusted earnings/(loss) per ordinary and B share (pence) (5)	0.6p	(13.2p)	(43.1p)	—	—	—

at 31 December		Pro forma 2010 £m	Pro forma 2009 £m	Pro forma 2008 £m	Statutory 2010 £m	Statutory 2009 £m	Statutory 2008 £m
Total assets		1,452,634	1,522,481	2,218,693	1,453,576	1,696,486	2,401,652
Funded balance sheet (6)		1,025,557	1,084,282	1,227,198	1,026,499	1,255,032	1,409,093
Loans and advances to customers		555,260	595,694	731,265	555,260	728,393	874,722
Deposits		609,370	636,252	781,070	609,483	756,346	897,556
Owners' equity		75,132	77,736	58,879	75,132	77,736	58,879
Risk asset ratio	- Core Tier 1	10.7%	11.0%	5.9%	10.7%	11.0%	6.6%
	- Tier 1	12.9%	14.4%	9.9%	12.9%	14.1%	10.0%
	- Total	14.0%	16.3%	14.2%	14.0%	16.1%	14.1%

Notes:
(1) Pro forma total income excludes changes in fair value of own debt, gain on redemption of own debt, strategic disposals and Asset Protection Scheme credit default swap - fair value changes. In the statutory consolidated income statement, these items are included in total income.
(2) Pro forma operating profit/(loss) excludes amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, gains on pensions curtailment, Asset Protection Scheme credit default swap - fair value changes and write-down of goodwill and other intangible assets. On a statutory basis, fair value of own debt is included in total income.
(3) Pro forma loss before tax excludes write-down of goodwill and other intangible assets.
(4) Pro forma cost:income ratio represents operating expenses excluding amortisation of purchased intangibles, write-down of goodwill and other intangible assets, bonus tax and gains on pensions curtailment expressed as a percentage of total income excluding fair value of own debt, gain on redemption of own debt, strategic disposals, Asset Protection Scheme credit default swap - fair value changes and after netting insurance claims.
(5) Adjusted loss per ordinary and B share is based on earnings from continuing operations adjusted for fair value of own debt, purchased intangibles amortisation, integration and restructuring costs, gain on redemption of own debt, strategic disposals, gains on pensions curtailment, bonus tax, write-down of goodwill and other intangible assets and Asset Protection Scheme credit default swap - fair value changes.
(6) Funded balance sheet represents total assets less derivatives.

Overview of results

The results of RFS Holdings B.V., the entity that acquired ABN AMRO, are fully consolidated in the Group's financial statements. The interests of the State of the Netherlands and Santander in RFS Holdings are included in non-controlling interests. Legal separation of ABN AMRO Bank N.V. took place on 1 April 2010. As a result, RBS presents the interests of its Consortium Members in ABN AMRO as discontinued operations and has re-presented prior periods accordingly.

Pro forma results have been prepared to include only those business units of RBS N.V. that will be retained by RBS and to reclassify certain non-operating items. The basis of preparation of the pro forma results is detailed on page 51.

Summary consolidated income statement for the year ended 31 December 2010

In the pro forma income statement set out below, fair value of own debt, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, gains on pensions curtailment, Asset Protection Scheme credit default swap - fair value changes and write-down of goodwill and other intangible assets are shown separately. In the statutory consolidated income statement set out below and on page 268, these items are included in non-interest income and operating expenses, as appropriate.

	Pro forma			Statutory		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Net interest income	14,200	13,567	15,764	14,209	13,388	15,482
Fees and commissions receivable	8,194	8,738	8,845	8,193	8,738	8,855
Fees and commissions payable	(2,211)	(2,790)	(2,411)	(2,211)	(2,790)	(2,444)
Other non-interest income	7,351	4,786	(8,540)	6,549	8,424	(6,872)
Insurance net premium income	5,128	5,266	5,709	5,128	5,266	5,709
Non-interest income	18,462	16,000	3,603	17,659	19,638	5,248
Total income	32,662	29,567	19,367	31,868	33,026	20,730
Operating expenses	(16,710)	(17,401)	(16,188)	(18,228)	(17,417)	(35,065)
Profit/(loss) before other operating charges	15,952	12,166	3,179	13,640	15,609	(14,335)
Insurance net claims	(4,783)	(4,357)	(3,917)	(4,783)	(4,357)	(3,917)
Operating profit/(loss) before impairment losses	11,169	7,809	(738)	8,857	11,252	(18,252)
Impairment losses	(9,256)	(13,899)	(7,432)	(9,256)	(13,899)	(7,439)
Operating profit/(loss) before fair value of own debt (1)	1,913	(6,090)	(8,170)	(399)	(2,647)	(25,691)
Fair value of own debt	174	(142)	1,232	—	—	—
Operating profit/(loss) (1)	2,087	(6,232)	(6,938)	(399)	(2,647)	(25,691)
Amortisation of purchased intangible assets	(369)	(272)	(443)	—	—	—
Integration and restructuring costs	(1,032)	(1,286)	(1,357)	—	—	—
Gain on redemption of own debt	553	3,790	—	—	—	—
Strategic disposals	171	132	442	—	—	—
Bonus tax	(99)	(208)	—	—	—	—
Gains on pensions curtailment	—	2,148	—	—	—	—
Asset Protection Scheme credit default swap - fair value changes	(1,550)	—	—	—	—	—
Loss before tax	(239)	(1,928)	(8,296)	(399)	(2,647)	(25,691)
Tax (charge)/credit	(663)	339	1,280	(634)	429	2,167
Loss from continuing operations	(902)	(1,589)	(7,016)	(1,033)	(2,218)	(23,524)
Loss from discontinued operations, net of tax	(28)	(72)	(86)	(633)	(105)	(11,018)
Loss for the year	(930)	(1,661)	(7,102)	(1,666)	(2,323)	(34,542)
Non-controlling interests	(61)	(648)	(412)	665	(349)	10,832
Other owners' dividends	(124)	(935)	(596)	(124)	(935)	(596)
Loss attributable to ordinary and B shareholders before write-down of goodwill and other intangible assets	(1,115)	(3,244)	(8,110)	(1,125)	(3,607)	(24,306)
Write-down of goodwill and other intangible assets, net of tax	(10)	(363)	(16,196)	—	—	—
Loss attributable to ordinary and B shareholders	(1,125)	(3,607)	(24,306)	(1,125)	(3,607)	(24,306)
Basic loss per ordinary and B share from continuing operations	(0.5p)	(6.3p)	(146.2p)	(0.5p)	(6.3p)	(146.2p)
Amortisation of purchased intangible assets	0.2p	0.4p	2.1p			
Integration and restructuring costs	0.8p	1.6p	5.9p			
Gain on redemption of own debt	(1.0p)	(6.8p)	—			
Strategic disposals	(0.1p)	(0.2p)	(2.7p)			
Bonus tax	0.1p	0.4p	—			
Gains on pensions curtailment	—	(3.0p)	—			
Asset Protection Scheme credit default swap - fair value changes	1.1p	—	—			
Write-down of goodwill and other intangible assets	—	0.7p	97.8p			
Adjusted earnings/(loss) per ordinary and B share from continuing operations	0.6p	(13.2p)	(43.1p)			

Note:
(1) Pro forma operating profit/(loss) excludes amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, gains on pensions curtailment, Asset Protection Scheme credit default swap - fair value changes and write-down of goodwill and other intangible assets.

2010 compared with 2009 - pro forma

Operating profit/(loss)

Group operating profit, excluding fair value of own debt, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, gains on pensions curtailment, fair value changes in the Asset Protection Scheme credit default swap and write-down of goodwill and other intangible assets, was £1,913 million, compared with a loss of £6,090 million in 2009. The improvement in performance is primarily driven by stronger Core Retail & Commercial operating profits offsetting more normal results from Global Banking & Markets, coupled with lower impairments in the Non-Core division.

After fair value of own debt, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, gains on pensions curtailment and write-down of goodwill and other intangible assets, the Group recorded a loss before tax of £249 million, compared with a loss before tax of £2,291 million in 2009.

After tax, non-controlling interests and preference share and other dividends, the loss attributable to ordinary and B shareholders was £1,125 million, compared with an attributable loss of £3,607 million in 2009.

Total income

Total income, excluding fair value of own debt, gain on redemption of own debt, strategic disposals and fair value changes in the Asset Protection Scheme credit default swap, increased by 10% to £32,662 million, primarily reflecting growth in net interest income coupled with lower Non-Core trading losses as underlying asset prices recovered and credit spreads tightened. Whilst income was down in Global Banking & Markets to more normal levels compared with the favourable market conditions seen in 2009, this was offset by good growth in Core Retail & Commercial and the improvement in Non-Core.

Net interest income

Net interest income increased by 5% to £14,200 million reflecting improvements in net interest margin which more than offset lower interest-earning assets and interest-bearing liabilities. Group net interest margin increased from 1.76% to 2.01% largely reflecting expanding asset margins in UK Retail and UK Corporate divisions as well as in US Retail & Commercial. The run-off of low-yielding Non-Core assets also contributed to this increase. The Group net interest margin was also affected by increased funding costs.

Non-interest income

Non-interest income increased to £18,462 million from £16,000 million in 2009, largely reflecting the sharp improvement in Non-Core from reduced trading losses. This was partially offset by lower trading revenues in Global Banking & Markets, which had seen unusually buoyant market conditions in 2009 as rapidly falling interest rates generated significant revenue opportunities.

Operating expenses

Total operating expenses, excluding amortisation of purchased intangible assets, integration and restructuring costs, bonus tax, gains on pensions curtailment and write-down of goodwill and other intangible assets, fell by 4% to £16,710 million, largely reflecting the recognition of benefits from the Group-wide efficiency programme. The programme continues to deliver material savings which have been funding investments to strengthen our Core franchises. Premises and equipment costs fell by 8% in the year largely driven by efficiency cost savings, significant one-off property impairments recognised in 2009 and country exits following Non-Core disposals. The Group cost:income ratio improved by 9 percentage points in 2010 to 60%.

Impairment losses

Impairment losses fell to £9,256 million from £13,899 million in 2009, with Core impairments falling by £898 million and Non-Core by £3,745 million. The decrease reflects an overall improvement in the economic environment. Impairments fell in all businesses, except Ulster Bank, which has faced an economic environment that remains challenging.

Impairments represented 1.7% of gross loans and advances, excluding reverse repos, in 2010 compared with 2.3% in 2009.

Risk elements in lending and potential problem loans at 31 December 2010 represented 7.4% of loans and advances, excluding reverse repos, compared with 6.2% a year earlier. Provision coverage was 46%, compared with 43% at 31 December 2009.

Non-operating items

Integration and restructuring costs decreased from £1,286 million to £1,032 million, primarily as ABN AMRO integration activity neared completion, partly offset by restructuring activity following the conclusion of the strategic review.

In 2010 the Group recorded a gain of £553 million, compared with £3,790 million in 2009, on a liability management exercise to redeem a number of Tier 1 and upper Tier 2 securities. In addition, the overall gain on strategic disposals, £171 million, primarily relates to gains on the sale of Global Merchant Services partially offset by provisions for losses on the sales of other businesses undertaken as part of the Group's strategic plan.

The Asset Protection Scheme is accounted for as a credit derivative, and movements in the fair value of the contract are taken as non-operating items. The charge of £1,550 million in 2010 reflects improving credit spreads on the portfolio of covered assets, as well as a decrease in covered assets.

Tax

The Group recorded a tax charge of £663 million in 2010, compared with a tax credit of £339 million in 2009.

Earnings

Basic loss per ordinary and B share from continuing operations improved from a loss of 6.3p to a loss of 0.5p. Adjusted loss per ordinary and B share improved from a loss of 13.2p to earnings of 0.6p per share.

2010 compared with 2009 - statutory

Operating loss
Operating loss before tax for the year was £399 million compared with a loss of £2,647 million in 2009.

Total income
Total income decreased 4% to £31,868 million in 2010.

Net interest income
Net interest income increased by 6% to £14,209 million.

Non-interest income
Non-interest income decreased to £17,659 million from £19,638 million in 2009. This included movements in the fair value of the Asset Protection Scheme - credit default swap resulting in a £1,550 million charge and gain on redemption of own debt of £553 million (2009 - £3,790 million). Excluding these items, non-interest income was up 18% primarily reflecting an increase in income from trading activities.

Operating expenses
Operating expenses increased to £18,228 million (2009 - £17,417 million) of which integration and restructuring costs were £1,032 million compared with £1,286 million in 2009. Write down of goodwill and other intangible assets was £10 million compared with £363 million in 2009.

Net insurance claims
Bancassurance and general insurance claims, after reinsurance, increased by 10% to £4,783 million.

Impairment losses
Impairment losses were £9,256 million, compared with £13,899 million in 2009.

Risk elements in lending and potential problem loans represented 7.4% of gross loans and advances to customers excluding reverse repos at 31 December 2010 (2009 - 5.5%).

Provision coverage of risk elements in lending and potential problem loans was 46% (2009 - 45%).

Tax
The tax charge for 2010 was £634 million compared with a tax credit of £429 million in 2009.

Earnings
Basic earnings per ordinary share, including discontinued operations, was a loss of 0.5p per share compared with a loss of 6.4p for 2009.

2009 compared with 2008 - pro forma

Operating loss

Group operating loss, excluding fair value of own debt, amortisation of purchased intangible assets, write-down of goodwill and other intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, gains on pensions curtailment and bonus tax was £6,090 million, compared with a loss of £8,170 million in 2008. The reduction in the loss is primarily a result of a substantial increase in non-interest income partially offset by a significant increase in impairment losses and lower net interest income.

After fair value of own debt, amortisation of purchased intangible assets, write-down of goodwill and other intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, gains on pensions curtailment and bonus tax, the Group recorded a loss before tax of £2,291 million, compared with a loss before tax of £25,207 million in 2008.

After tax, non-controlling interests and preference share and other dividends, the loss attributable to ordinary and B shareholders was £3,607 million, compared with an attributable loss of £24,306 million in 2008.

Total income

Total income, excluding the gain on redemption of own debt and strategic disposals, increased by 53% to £29,567 million, primarily reflecting a significant reduction in credit and other market losses. Increased market volatility and strong customer demand in a positive trading environment also contributed to this improvement. While income was down marginally in UK Corporate and held steady in Retail & Commercial and RBS Insurance, a significant improvement occurred in Global Banking & Markets, reflecting the reduced credit and other market losses and a more buoyant trading market during the year compared with 2008.

Net interest income

Net interest income fell by 14% to £13,567 million, with average loans and advances to customers down 4% and average customer deposits down 7%. Group net interest margin fell from 2.08% to 1.76% largely reflecting the pressure on liability margins, given rates on many deposit products already at floors in the low interest rate environment, and strong competition, particularly for longer-term deposits and the build up of the Group's liquidity portfolio.

Non-interest income

Non-interest income increased to £16,000 million from £3,603 million in 2008, largely reflecting the sharp improvement in income from trading activities, as improved asset valuations led to lower credit market losses and GBM benefited from the restructuring of its business to focus on core customer franchises. However, fees and commissions fell as a result of the withdrawal of the single premium payment protection insurance product and the restructuring of UK current account overdraft fees.

Operating expenses

Total operating expenses, excluding amortisation of purchased intangible assets, write-down of goodwill and other intangible assets, integration and restructuring costs, gains on pensions curtailment and bonus tax, increased by 7% to £17,401 million, largely resulting from increased staff costs. Staff costs were up 14% with most of the movement relating to adverse movements in foreign exchange rates and some salary inflation. Changes in incentive compensation, primarily in Global Banking & Markets, represented most of the remaining change. The Group cost:income ratio improved to 69%, compared with 105% in 2008.

Impairment losses

Impairment losses increased to £13,899 million from £7,432 million in 2008, with Core bank impairments rising by £2,182 million and Non-Core by £4,285 million. Signs that impairments might be plateauing appear to have been borne out in the latter part of the year, and there are indications that the pace of downwards credit rating migration for corporates is slowing. Nonetheless, the financial circumstances of many consumers and businesses remain fragile, and rising refinancing costs, whether as a result of monetary tightening or of increased regulatory capital requirements, could expose some customers to further difficulty.

Impairments represented 2.3% of gross loans and advances, excluding reverse repos, in 2009 compared with 0.9% in 2008.

Risk elements in lending and potential problem loans at 31 December 2009 represented 6.2% of loans and advances, excluding reverse repos, compared with 2.7% a year earlier. Provision coverage was 43%, compared with 50% at 31 December 2008 as a consequence of the growth in risk elements in lending being concentrated in secured, property-related loans. These loans require relatively lower provisions in view of their collateralised nature.

Non-operating items

Integration and restructuring costs decreased, primarily as ABN AMRO integration activity neared completion, partly offset by restructuring activity following the conclusion of the strategic review.

In 2009 the Group recorded a gain of £3,790 million on a liability management exercise to redeem a number of Tier 1 and upper Tier 2 securities. In addition, the overall gain on strategic disposals, £132 million, primarily relates to gains on the sale of Bank of China and Linea Directa partially offset by losses arising from the sale of the Retail and Commercial Asian businesses and Latin America asset portfolio.

Pension curtailment gains of £2,148 million were recognised during the fourth quarter of 2009 arising from changes to prospective pension benefits in the defined benefit scheme and certain other subsidiary schemes. A charge related to the UK Government's bonus tax proposals of £208 million was reflected in 2009 with a further £160 million deferred until 2010 and 2011.

Tax

The Group recorded a tax credit of £339 million in 2009, compared with a tax credit of £1,280 million in 2008.

Earnings

Basic loss per ordinary and B share from continuing operations improved from 146.2p to a loss of 6.3p. Adjusted loss per ordinary and B share improved from 43.1p to a loss of 13.2p per share. The number of ordinary shares in issue increased to 56,366 million at 31 December 2009, compared with 39,456 million in issue at 31 December 2008, reflecting the placing and open offer in April 2009. The Group also issued 51 billion B shares to Her Majesty's Treasury in December 2009.

2009 compared with 2008 - statutory

Operating loss
Operating loss before tax for the year was £2,647 million compared with a loss of £25,691 million in 2008.

Total income
Total income increased 59% to £33,026 million in 2009.

Net interest income
Net interest income decreased by 14% to £13,388 million.

Non-interest income
Non-interest income increased to £19,638 million from £5,248 million in 2008. This included a gain on redemption of own debt of £3,790 million. Excluding the gain on redemption of own debt, non-interest income increased by £10,600 million primarily due to the increase in income from trading activities.

Operating expenses
Operating expenses decreased from £35,065 million in 2008 to £17,417 million of which integration and restructuring costs were £1,286 million compared with £1,357 million in 2008. Write-down of goodwill and other intangible assets was £363 million compared with £16,911 million in 2008.

Net insurance claims
Bancassurance and general insurance claims, after reinsurance, increased by 11% to £4,357 million.

Impairment losses
Impairment losses were £13,899 million, compared with £7,439 million in 2008.

Risk elements in lending and potential problem loans represented 5.5% of gross loans and advances to customers excluding reverse repos at 31 December 2009 (2008 - 2.5%).

Provision coverage of risk elements in lending and potential problem loans was 45% (2008 - 51%).

Tax
The Group recorded a tax credit of £429 million in 2009, compared with a tax credit of £2,167 million in 2008.

Earnings
Basic earnings per ordinary and B share, including discontinued operations, improved from a loss of 146.7p to a loss of 6.4p.

Analysis of results

Net interest income

	Pro forma			Statutory		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Interest receivable (1,2,6)	22,693	26,390	42,197	22,703	26,377	42,606
Interest payable (1,2,7)	(8,855)	(13,107)	(26,877)	(8,856)	(13,273)	(27,568)
Net interest income	13,838	13,283	15,320	13,847	13,104	15,038

	%	%	%	%	%	%
Gross yield on interest-earning assets of the banking business (3)	3.29	3.50	5.72	3.29	3.51	5.63
Cost of interest-bearing liabilities of the banking business	(1.48)	(1.95)	(3.88)	(1.48)	(1.96)	(3.84)
Interest spread of the banking business (4)	1.81	1.55	1.84	1.81	1.55	1.79
Benefit from interest-free funds	0.20	0.21	0.24	0.19	0.19	0.20
Net interest margin of the banking business (5)	2.01	1.76	2.08	2.00	1.74	1.99

Yields, spreads and margins of the banking business	%	%	%	%	%	%
Gross yield (3)						
- Group	3.29	3.50	5.72	3.29	3.51	5.63
- UK	3.40	3.33	5.77	3.40	3.33	5.72
- Overseas	3.14	3.71	5.66	3.13	3.71	5.55
Interest spread (4)						
- Group	1.81	1.55	1.84	1.81	1.55	1.79
- UK	2.04	1.48	1.88	2.04	1.48	1.94
- Overseas	1.50	1.66	1.79	1.49	1.62	1.64
Net interest margin (5)						
- Group	2.01	1.76	2.08	2.00	1.74	1.99
- UK	2.19	1.74	2.28	2.19	1.73	2.34
- Overseas	1.76	1.80	1.86	1.75	1.75	1.64
The Royal Bank of Scotland plc base rate (average)	0.50	0.64	4.67	0.50	0.64	4.67
London inter-bank three month offered rates (average)						
- Sterling	0.70	1.21	5.51	0.70	1.21	5.51
- Eurodollar	0.34	0.69	2.92	0.34	0.69	2.92
- Euro	0.75	1.21	4.63	0.75	1.21	4.63

Notes:
(1) Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities attributable to policyholders, in view of their distinct nature. As a result, net interest receivable has been increased by £6 million (2009 - £20 million; 2008 - £84 million).
(2) Interest receivable has been increased by £11 million (2009 - £46 million; 2008 - £332 million) and interest payable has been decreased by £30 million (2009 - £350 million increase; 2008 - £860 million increase) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.
(3) Gross yield is the interest rate earned on average interest-earning assets of the banking business.
(4) Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.
(5) Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.
(6) Interest receivable has been decreased by £90 million in respect of a non-recurring receivable (2009 - nil; 2008 - nil).
(7) Interest payable has been increased by £319 million in respect of non-recurring adjustments (2009 - nil; 2008 - nil).

Average balance sheet and related interest

		Pro forma 2010			Pro forma 2009		
		Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %
Assets							
Loans and advances to banks	- UK	22,578	223	0.99	21,373	278	1.30
	- Overseas	30,143	369	1.22	30,384	553	1.82
Loans and advances to customers	- UK	311,060	11,907	3.83	333,408	11,864	3.56
	- Overseas	197,340	6,936	3.51	242,065	9,493	3.92
Debt securities	- UK	66,734	1,467	2.20	53,955	1,466	2.72
	- Overseas	62,103	1,791	2.88	71,851	2,736	3.81
Interest-earning assets	- UK	400,372	13,597	3.40	408,736	13,608	3.33
	- Overseas	289,586	9,096	3.14	344,300	12,782	3.71
Total interest-earning assets	- banking business (2,3,5)	689,958	22,693	3.29	753,036	26,390	3.50
	- trading business (4)	276,330			291,092		
Interest-earning assets		966,288			1,044,128		
Non-interest-earning assets (2,3)		657,095			815,468		
Total assets		1,623,383			1,859,596		
Percentage of assets applicable to overseas operations		42.7%			42.0%		
Liabilities							
Deposits by banks	- UK	21,816	334	1.53	24,837	675	2.72
	- Overseas	59,542	996	1.67	106,353	2,177	2.05
Customer accounts: demand deposits	- UK	120,796	621	0.51	109,756	559	0.51
	- Overseas	39,218	609	1.55	38,287	408	1.07
Customer accounts: savings deposits	- UK	68,142	935	1.37	54,048	772	1.43
	- Overseas	25,587	213	0.83	26,976	473	1.75
Customer accounts: other time deposits	- UK	42,818	431	1.01	67,728	807	1.19
	- Overseas	45,080	914	2.03	58,168	1,618	2.78
Debt securities in issue	- UK	123,729	2,186	1.77	130,002	3,162	2.43
	- Overseas	72,247	1,065	1.47	96,075	1,654	1.72
Subordinated liabilities	- UK	19,998	480	2.40	25,001	852	3.41
	- Overseas	9,336	252	2.70	10,347	458	4.43
Internal funding of trading business	- UK	(41,451)	(140)	0.34	(60,284)	(317)	0.53
	- Overseas	(6,864)	(41)	0.60	(14,845)	(191)	1.29
Interest-bearing liabilities	- UK	355,848	4,847	1.36	351,088	6,510	1.85
	- Overseas	244,146	4,008	1.64	321,361	6,597	2.05
Total interest-bearing liabilities	- banking business (2,3,6)	599,994	8,855	1.48	672,449	13,107	1.95
	- trading business (4)	293,993			331,380		
Interest-bearing liabilities		893,987			1,003,829		
Non-interest-bearing liabilities:							
Demand deposits	- UK	29,022			16,446		
	- Overseas	23,994			20,043		
Other liabilities (3,4)		599,474			761,975		
Owners' equity		76,906			57,303		
Total liabilities and owners' equity		1,623,383			1,859,596		
Percentage of liabilities applicable to overseas operations		39.4%			41.2%		

For notes relating to this table refer to page 64.

Average balance sheet and related interest continued

		Pro forma 2008		
		Average balance £m	Interest £m	Rate %
Assets				
Loans and advances to banks	- UK	19,049	978	5.13
	- Overseas	28,474	1,311	4.60
Loans and advances to customers	- UK	321,177	19,085	5.94
	- Overseas	275,000	16,030	5.83
Debt securities	- UK	36,395	1,679	4.61
	- Overseas	57,998	3,114	5.37
Interest-earning assets	- UK	376,621	21,742	5.77
	- Overseas	361,472	20,455	5.66
Total interest-earning assets	- banking business (2,3,5)	738,093	42,197	5.72
	- trading business (4)	425,454		
Interest-earning assets		1,163,547		
Non-interest-earning assets (2,3)		660,628		
Total assets		1,824,175		
Percentage of assets applicable to overseas operations		42.5%		
Liabilities				
Deposits by banks	- UK	45,123	1,507	3.34
	- Overseas	109,705	4,630	4.22
Customer accounts: demand deposits	- UK	99,840	2,794	2.80
	- Overseas	36,108	672	1.86
Customer accounts: savings deposits	- UK	42,870	1,691	3.94
	- Overseas	23,753	570	2.40
Customer accounts: other time deposits	- UK	95,181	3,964	4.16
	- Overseas	88,570	3,426	3.87
Debt securities in issue	- UK	114,234	5,281	4.62
	- Overseas	106,207	4,734	4.46
Subordinated liabilities	- UK	26,799	1,369	5.11
	- Overseas	8,068	413	5.12
Internal funding of trading business	- UK	(85,664)	(3,445)	4.02
	- Overseas	(18,090)	(729)	4.03
Interest-bearing liabilities	- UK	338,383	13,161	3.89
	- Overseas	354,321	13,716	3.87
Total interest-bearing liabilities	- banking business (2,3,6)	692,704	26,877	3.88
	- trading business (4)	466,610		
Interest-bearing liabilities		1,159,314		
Non-interest-bearing liabilities:				
Demand deposits	- UK	19,262		
	- Overseas	14,759		
Other liabilities (3,4)		572,296		
Owners' equity		58,544		
Total liabilities and owners' equity		1,824,175		
Percentage of liabilities applicable to overseas operations		43.1%		

Notes:
(1) The analysis into UK and Overseas has been compiled on the basis of location of office.
(2) Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities attributable to policyholders, in view of their distinct nature. As a result, net interest receivable has been increased by £6 million (2009 - £20 million; 2008 - £84 million).
(3) Interest receivable has been increased by £11 million (2009 - £46 million; 2008 - £332 million) and interest payable has been decreased by £30 million (2009 - £350 million increase; 2008 - £860 million increase) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.
(4) Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(5) Interest receivable has been decreased by £90 million in respect of a non-recurring receivable (2009 - nil; 2008 - nil).
(6) Interest payable has been increased by £319 million in respect of non-recurring adjustments (2009 - nil; 2008 - nil).

		Statutory 2010			Statutory 2009		
		Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %
Assets							
Loans and advances to banks	- UK	22,578	223	0.99	21,373	278	1.30
	- Overseas	30,146	369	1.22	30,403	554	1.82
Loans and advances to customers	- UK	311,060	11,907	3.83	333,408	11,864	3.56
	- Overseas	196,453	6,900	3.51	242,204	9,504	3.92
Debt securities	- UK	66,735	1,467	2.20	53,955	1,466	2.72
	- Overseas	64,011	1,837	2.87	71,152	2,711	3.81
Interest-earning assets	- UK	400,373	13,597	3.40	408,736	13,608	3.33
	- Overseas	290,610	9,106	3.13	343,759	12,769	3.71
Total interest-earning assets	- banking business (2,3,5)	690,983	22,703	3.29	752,495	26,377	3.51
	- trading business (4)	276,330			291,092		
Interest-earning assets		967,313			1,043,587		
Non-interest-earning assets (2,3)		704,891			979,893		
Total assets		1,672,204			2,023,480		
Percentage of assets applicable to overseas operations		44.1%			47.4%		
Liabilities							
Deposits by banks	- UK	21,816	334	1.53	24,837	676	2.72
	- Overseas	59,799	999	1.67	105,877	2,222	2.10
Customer accounts: demand deposits	- UK	120,796	621	0.51	109,758	559	0.51
	- Overseas	39,127	607	1.55	38,414	411	1.07
Customer accounts: savings deposits	- UK	68,142	935	1.37	54,048	772	1.43
	- Overseas	25,587	213	0.83	26,996	473	1.75
Customer accounts: other time deposits	- UK	42,818	431	1.01	68,039	827	1.22
	- Overseas	45,080	914	2.03	60,430	1,719	2.84
Debt securities in issue	- UK	123,729	2,186	1.77	130,002	3,162	2.43
	- Overseas	72,247	1,065	1.47	96,075	1,652	1.72
Subordinated liabilities	- UK	19,998	480	2.40	26,710	852	3.19
	- Overseas	9,336	252	2.70	10,333	457	4.42
Internal funding of trading business	- UK	(41,451)	(140)	0.34	(60,284)	(317)	0.53
	- Overseas	(6,864)	(41)	0.60	(14,845)	(192)	1.29
Interest-bearing liabilities	- UK	355,848	4,847	1.36	353,110	6,531	1.85
	- Overseas	244,312	4,009	1.64	323,280	6,742	2.09
Total interest-bearing liabilities	- banking business (2,3,6)	600,160	8,856	1.48	676,390	13,273	1.96
	- trading business (4)	293,993			331,380		
Interest-bearing liabilities		894,153			1,007,770		
Non-interest-bearing liabilities:							
Demand deposits	- UK	29,022			16,456		
	- Overseas	23,994			27,149		
Other liabilities (3,4)		648,129			914,802		
Owners' equity		76,906			57,303		
Liabilities and owners' equity		1,672,204			2,023,480		
Percentage of liabilities applicable to overseas operations		41.3%			45.8%		

For notes relating to this table refer to page 66.

Average balance sheet and related interest continued

		Statutory 2008		
		Average balance £m	Interest £m	Rate %
Assets				
Loans and advances to banks	- UK	18,893	939	4.97
	- Overseas	28,534	1,314	4.61
Loans and advances to customers	- UK	321,002	19,055	5.94
	- Overseas	275,177	16,041	5.83
Debt securities	- UK	35,725	1,493	4.18
	- Overseas	76,935	3,764	4.89
Interest-earning assets	- UK	375,620	21,487	5.72
	- Overseas	380,646	21,119	5.55
Total interest-earning assets	- banking business (2,3,5)	756,266	42,606	5.63
	- trading business (4)	425,454		
Interest-earning assets		1,181,720		
Non-interest-earning assets (2,3)		858,965		
Total assets		2,040,685		
Percentage of assets applicable to overseas operations		48.6%		
Liabilities				
Deposits by banks	- UK	45,684	1,659	3.63
	- Overseas	111,697	4,703	4.21
Customer accounts: demand deposits	- UK	99,840	2,794	2.80
	- Overseas	36,461	681	1.87
Customer accounts: savings deposits	- UK	42,870	1,691	3.94
	- Overseas	23,753	570	2.40
Customer accounts: other time deposits	- UK	95,181	3,998	4.20
	- Overseas	101,316	3,908	3.86
Debt securities in issue	- UK	111,099	4,617	4.16
	- Overseas	115,474	5,149	4.46
Subordinated liabilities	- UK	26,799	1,369	5.11
	- Overseas	10,577	603	5.70
Internal funding of trading business	- UK	(85,664)	(3,445)	4.02
	- Overseas	(18,090)	(729)	4.03
Interest-bearing liabilities	- UK	335,809	12,683	3.78
	- Overseas	381,188	14,885	3.90
Total interest-bearing liabilities	- banking business (2,3,6)	716,997	27,568	3.84
	- trading business (4)	466,610		
Interest-bearing liabilities		1,183,607		
Non-interest-bearing liabilities:				
Demand deposits	- UK	19,796		
	- Overseas	17,625		
Other liabilities (3,4)		761,113		
Owners' equity		58,544		
Total liabilities and owners' equity		2,040,685		
Percentage of liabilities applicable to overseas operations		47.2%		

Notes:
(1) The analysis into UK and Overseas has been compiled on the basis of location of office.
(2) Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities attributable to policyholders, in view of their distinct nature. As a result, net interest receivable has been increased by £6 million (2009 - £20 million; 2008 - £84 million).
(3) Interest receivable has been increased by £11 million (2009 - £46 million; 2008 - £332 million) and interest payable decreased by £30 million (2009 - £350 million increase; 2008 - £860 million increase) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.
(4) Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(5) Interest receivable has been decreased by £90 million for 2010 in respect of a non-recurring receivable (2009 and 2008 - nil).
(6) Interest payable has been increased by £319 million for 2010 in respect of non-recurring adjustments (2009 and 2008 - nil).

Analysis of change in net interest income - volume and rate analysis

Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. Changes due to a combination of volume and rate are allocated pro rata to volume and rate movements.

	2010 over 2009 - pro forma			2010 over 2009 - statutory		
	Increase/(decrease) due to changes in:			Increase/(decrease) due to changes in:		
	Average volume £m	Average rate £m	Net change £m	Average volume £m	Average rate £m	Net change £m
Interest-earning assets						
Loans and advances to banks						
UK	15	(70)	(55)	15	(70)	(55)
Overseas	(4)	(180)	(184)	(5)	(180)	(185)
Loans and advances to customers						
UK	(824)	867	43	(821)	864	43
Overseas	(1,637)	(920)	(2,557)	(1,679)	(925)	(2,604)
Debt securities						
UK	311	(310)	1	312	(311)	1
Overseas	(339)	(606)	(945)	(253)	(621)	(874)
Total interest receivable of the banking business						
UK	(498)	487	(11)	(494)	483	(11)
Overseas	(1,980)	(1,706)	(3,686)	(1,937)	(1,726)	(3,663)
	(2,478)	(1,219)	(3,697)	(2,431)	(1,243)	(3,674)
Interest-bearing liabilities						
Deposits by banks						
UK	74	267	341	74	268	342
Overseas	834	347	1,181	832	391	1,223
Customer accounts: demand deposits						
UK	(57)	(5)	(62)	(57)	(5)	(62)
Overseas	(10)	(191)	(201)	(8)	(188)	(196)
Customer accounts: savings deposits						
UK	(194)	31	(163)	(195)	32	(163)
Overseas	23	237	260	24	236	260
Customer accounts: other time deposits						
UK	264	112	376	269	127	396
Overseas	319	385	704	379	426	805
Debt securities in issue						
UK	146	830	976	147	829	976
Overseas	373	216	589	372	215	587
Subordinated liabilities						
UK	150	222	372	187	185	372
Overseas	41	165	206	41	164	205
Internal funding of trading business						
UK	(83)	(94)	(177)	(82)	(95)	(177)
Overseas	(75)	(75)	(150)	(76)	(75)	(151)
Total interest payable of the banking business						
UK	300	1,363	1,663	343	1,341	1,684
Overseas	1,505	1,084	2,589	1,564	1,169	2,733
	1,805	2,447	4,252	1,907	2,510	4,417
Movement in net interest income						
UK	(198)	1,850	1,652	(151)	1,824	1,673
Overseas	(475)	(622)	(1,097)	(373)	(557)	(930)
	(673)	1,228	555	(524)	1,267	743

Note:
(1) The analysis into UK and Overseas has been compiled on the basis of location of office.

Analysis of change in net interest income - volume and rate analysis continued

	2009 over 2008 - pro forma Increase/(decrease) due to changes in:			2009 over 2008 - statutory Increase/(decrease) due to changes in:		
	Average volume £m	Average rate £m	Net change £m	Average volume £m	Average rate £m	Net change £m
Interest-earning assets						
Loans and advances to banks						
UK	107	(807)	(700)	110	(771)	(661)
Overseas	83	(841)	(758)	81	(841)	(760)
Loans and advances to customers						
UK	702	(7,923)	(7,221)	710	(7,901)	(7,191)
Overseas	(1,751)	(4,786)	(6,537)	(1,754)	(4,783)	(6,537)
Debt securities						
UK	630	(843)	(213)	604	(631)	(27)
Overseas	646	(1,024)	(378)	(267)	(786)	(1,053)
Total interest receivable of the banking business						
UK	1,439	(9,573)	(8,134)	1,424	(9,303)	(7,879)
Overseas	(1,022)	(6,651)	(7,673)	(1,940)	(6,410)	(8,350)
	417	(16,224)	(15,807)	(516)	(15,713)	(16,229)
Interest-bearing liabilities						
Deposits by banks						
UK	588	244	832	635	348	983
Overseas	137	2,316	2,453	233	2,248	2,481
Customer accounts: demand deposits						
UK	(253)	2,488	2,235	(253)	2,488	2,235
Overseas	(38)	302	264	(35)	305	270
Customer accounts: savings deposits						
UK	(359)	1,278	919	(359)	1,278	919
Overseas	(70)	167	97	(71)	168	97
Customer accounts: other time deposits						
UK	908	2,249	3,157	908	2,263	3,171
Overseas	994	814	1,808	1,326	863	2,189
Debt securities in issue						
UK	(651)	2,770	2,119	(691)	2,146	1,455
Overseas	414	2,666	3,080	751	2,746	3,497
Subordinated liabilities						
UK	87	430	517	5	512	517
Overseas	(106)	61	(45)	14	132	146
Internal funding of trading business						
UK	(795)	(2,333)	(3,128)	(795)	(2,333)	(3,128)
Overseas	(112)	(426)	(538)	(112)	(425)	(537)
Total interest payable of the banking business						
UK	(475)	7,126	6,651	(550)	6,702	6,152
Overseas	1,219	5,900	7,119	2,106	6,037	8,143
	744	13,026	13,770	1,556	12,739	14,295
Movement in net interest income						
UK	964	(2,447)	(1,483)	874	(2,601)	(1,727)
Overseas	197	(751)	(554)	166	(373)	(207)
	1,161	(3,198)	(2,037)	1,040	(2,974)	(1,934)

Note:
(1) The analysis into UK and Overseas has been compiled on the basis of location of office.

Non-interest income

	Pro forma (1)			Statutory		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Fees and commissions receivable	8,194	8,738	8,845	8,193	8,738	8,855
Fees and commissions payable	(2,211)	(2,790)	(2,411)	(2,211)	(2,790)	(2,444)
Income/(loss) from trading activities						
- excluding Asset Protection Scheme credit default swap - fair value changes	6,138	3,999	(9,084)	6,067	3,761	(9,025)
- Asset Protection Scheme credit default swap - fair value changes	—	—	—	(1,550)	—	—
Gain on redemption of own debt	—	—	—	553	3,790	—
Other operating income	1,213	787	544	1,479	873	2,153
Non-interest income (excluding insurance net premium income)	13,334	10,734	(2,106)	12,531	14,372	(461)
Insurance net premium income	5,128	5,266	5,709	5,128	5,266	5,709
Total non-interest income	18,462	16,000	3,603	17,659	19,638	5,248

Note:
(1) Pro forma excludes fair value of own debt, gain on redemption of own debt, strategic disposals and Asset Protection Scheme credit default swap - fair value changes.

2010 compared with 2009 - pro forma

Net fees and commissions increased by £35 million to £5,983 million primarily due to improved performance in GBM (£160 million), driven by higher portfolio management and origination income, and UK Corporate (£94 million), principally reflecting strong refinancing levels and increased operating lease activity. These increases were partially offset by reduced fees in UK Retail (£144 million) and Ulster Bank (£72 million) due to the restructuring of current account overdraft fees in the final quarter of 2009 and a non-recurring gain in 2009 respectively.

Income from trading activities rose substantially during the year by £2,139 million to £6,138 million. Trading revenues in GBM were lower than 2009, which saw unusually buoyant market conditions as rapidly falling interest rates generated significant revenue opportunities. This was more than offset by much reduced Non-Core trading losses from £5,161 million in 2009 to £31 million in 2010 as underlying asset prices recovered and monoline spreads tightened. The unwinding of some banking book hedges also helped reduce trading losses.

Other operating income increased by £426 million to £1,213 million. This improvement principally reflected a profit on sale of securities of £533 million compared with a loss of £55 million in 2009 and higher profits from associated entities. These were partially offset by declines in the fair value of securities and investment properties.

Insurance net premium income fell by £138 million to £5,128 million principally reflecting lower general insurance premiums, driven by a managed reduction in the risk of the UK motor book, largely offset by price increases.

2010 compared with 2009 - statutory

Net fees and commissions increased by £34 million to £5,982 million primarily due to improved performance in GBM (£160 million), driven by higher portfolio management and origination income, and UK Corporate (£94 million), principally reflecting strong refinancing levels and increased operating lease activity This increase was partially offset by reduced fees in UK Retail (£144 million) and Ulster Bank (£72 million) principally reflecting the restructuring of current account overdraft fees.

Income from trading activities, excluding fair value movements in the Asset Protection Scheme credit default swap, rose substantially during the year by £2,306 million to £6,067 million. Trading revenues in GBM were lower than 2009, which saw unusually buoyant market conditions as rapidly falling interest rates generated significant revenue opportunities. This was more than offset by the improvement in Non-Core trading losses from £5,161 million for 2009 to £31 million for 2010 as underlying asset prices recovered and monoline spreads tightened. The unwinding of some banking book hedges also helped reduce trading losses.

The Asset Protection Scheme is accounted for as a credit derivative, and movements in the fair value of the contract are recorded as income from trading activities. The charge of £1,550 million in 2010 reflects improving credit spreads on the portfolio of covered assets.

A gain of £553 million was booked associated with the liability management exercise undertaken in May 2010, through which the Group strengthened its Core Tier 1 capital base by repurchasing existing Tier 1 securities and exchanging selected existing Upper Tier 2 securities for new senior debt securities. A similar series of exchange and tender offers concluded in April 2009 resulted in a gain of £3,790 million.

Other operating income increased by £606 million to £1,479 million. This improvement principally reflected a profit on sale of securities of £496 million compared with £162 million in 2009, higher profits from associated entities and an increased credit of £249 million compared with £51 million in 2009 relating to movements in fair value of own debt. These were partially offset by losses in the fair value of securities and investment properties.

Insurance net premium income fell by £138 million to £5,128 million principally reflecting lower general insurance premiums, driven by a managed reduction in the risk of the UK motor book, largely offset by price increases.

Non-interest income continued

2009 compared with 2008 - pro forma
Net fees and commissions fell by £486 million primarily due to the withdrawal of the single premium payment protection insurance product and the restructuring of current account overdraft fees within UK Retail during the year, as well as to reduced fees received in Non-Core. This was partially offset by improved performance in GBM (£112 million) and US Retail & Commercial (£50 million).

Income from trading activities rose substantially during the year by £13,083 million, principally due to lower credit market losses reflecting improved underlying asset prices compared with 2008. Increased market volatility and strong customer demand in a positive trading environment also contributed to this improvement.

Other operating income increased by £243 million. This improvement reflected a small gain in the fair value of securities and other assets and liabilities compared with a loss of £1.4 billion in 2008 partially offset by lower profits on sales of securities and properties and reduced dividend income.

Insurance net premium income fell by £443 million reflecting lower bancassurance fees, £288 million, and lower general insurance premiums, £155 million.

2009 compared with 2008 - statutory
Net fees and commissions fell by £463 million primarily due to the withdrawal of the single premium payment protection insurance product and the restructuring of current account overdraft fees within UK Retail during the year, as well as to reduced fees received in Non-Core. This was partially offset by improved performance in GBM (£112 million) and US Retail & Commercial (£50 million).

Income from trading activities rose substantially during the year by £12,786 million, principally due to lower credit market losses reflecting improved underlying asset prices compared with 2009. Increased market volatility and strong customer demand in a positive trading environment also contributed to this improvement.

In the second quarter of 2009 the Group recorded a gain of £3,790 million on a liability management exercise to redeem a number of Tier 1 and upper Tier 2 securities.

Other operating income decreased by £1,280 million. This reflected changes in the fair value of own debt of £926 million together with lower profits on sales of securities and properties and reduced dividend income. Included in 2008 is a gain of £600 million on the sale of Angel Trains.

Insurance net premium income fell by £443 million reflecting lower bancassurance fees, and lower general insurance premiums.

Operating expenses

	Pro forma (1)			Statutory		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Staff costs						
- excluding gains on pensions curtailment	8,956	9,081	7,990	9,671	9,993	8,898
- gains on pensions curtailment	—	—	—	—	(2,148)	—
Premises and equipment	2,276	2,468	2,099	2,402	2,594	2,163
Other	3,716	3,979	4,267	3,995	4,449	4,716
Administrative expenses	14,948	15,528	14,356	16,068	14,888	15,777
Depreciation and amortisation	1,762	1,873	1,832	2,150	2,166	2,377
Write-down of goodwill and other intangible assets	—	—	—	10	363	16,911
Operating expenses	16,710	17,401	16,188	18,228	17,417	35,065
General insurance	4,698	4,223	3,733	4,698	4,223	3,733
Bancassurance	85	134	184	85	134	184
Insurance net claims	4,783	4,357	3,917	4,783	4,357	3,917
Staff costs as a percentage of total income	27%	31%	41%	30%	30%	43%

Note:
(1) Pro forma excludes amortisation of purchased intangible assets, integration and restructuring costs, bonus tax, gains on pensions curtailment and write-down of goodwill and other intangible assets.

2010 compared with 2009 - pro forma
The main driver of a 4% decrease in operating expenses is the recognition of benefits from the Group-wide efficiency programme. The programme continues to deliver material savings which have been funding investments to strengthen our Core franchises. Annualised savings are now just ahead of the £2.5 billion target for 2011 and are forecast to exceed £3 billion by 2013.

Staff costs fell by £125 million to £8,956 million, principally driven by savings in Global Banking & Markets, UK Retail and Non-Core.

Premises and equipment costs fell by 8% in the year to £2,276 million largely driven by efficiency cost savings, significant one-off property impairments recognised in 2009 and country exits following Non-Core disposals.

Other expenses fell by £263 million to £3,716 million principally reflecting continued savings from the Group's efficiency programme.

Insurance net claims increased 10% to £4,783 million, driven by an overall increase in bodily injury reserves, reflecting prior year claims and more claims being settled as periodic payment orders. Severe weather experienced during the first and fourth quarters of 2010 also drove up claims in the year.

2010 compared with 2009 - statutory
The main driver of a 7% decrease in operating expenses, excluding gains on pensions curtailment, is the recognition of benefits from the Group-wide efficiency programme. The programme continues to deliver material savings which have been funding investments to strengthen our Core franchises. Annualised savings are now just ahead of the £2.5 billion target for 2011 and are forecast to exceed £3 billion by 2013.

Staff costs, excluding pension schemes curtailment gains, fell by £322 million to £9,671 million, driven by savings in Global Banking & Markets, UK Retail and Non-Core partially offset by higher costs in Group Centre.

Premises and equipment costs fell by 7% in the year to £2,402 million largely driven by efficiency cost savings, significant one-off property impairments recognised in 2009 and country exits following Non-Core disposals.

Other expenses fell by £454 million to £3,995 million principally reflecting continued savings from the Group's efficiency programme.

Insurance net claims increased 10% to £4,783 million.

2009 compared with 2008 - pro forma
Staff costs were up £1,091 million with most of the movement relating to adverse movements in foreign exchange rates and some salary inflation. Changes in incentive compensation, primarily in Global Banking & Markets, represented most of the remaining change.

Premises and equipment costs rose by £369 million due to the impact of expanded Group premises in London and the US.

Other expenses fell by £288 million due to integration benefits in GBM partially offset by increased deposit insurance levies in the US.

2009 compared with 2008 - statutory
Staff costs, excluding pension schemes curtailment gains, were up £1,095 million with most of the movement relating to adverse movements in foreign exchange rates and some salary inflation. Changes in incentive compensation, primarily in Global Banking & Markets, represented most of the remaining change.

Pension curtailment gains of £2,148 million were recognised in 2009 arising from changes to prospective pension benefits in the defined benefit scheme and certain other subsidiary schemes.

Premises and equipment costs rose by £431 million primarily due to the impact of expanded Group premises in London and the US.

Other expenses fell by £267 million due to integration benefits in GBM partially offset by increased deposit insurance levies in the US.

Integration costs

	2010 £m	2009 £m	2008 £m
Staff costs	210	365	503
Premises and equipment	3	78	25
Other administrative expenses	143	398	486
Depreciation and amortisation	20	18	36
	376	859	1,050

2010 compared with 2009

Integration costs were £376 million compared with £859 million in 2009. The fall in integration costs primarily relates to RBS N.V. (formerly ABN AMRO), as they migrate onto RBS systems.

2009 compared with 2008

Integration costs in 2009 were £859 million compared with £1,050 million in 2008. Integration costs decreased primarily due to lower RBS N.V. (formerly ABN AMRO) integration activity during the year.

Accruals in relation to integration costs are set out below.

	At 31 December 2009 £m	Charge to income statement £m	Utilised during the year £m	At 31 December 2010 £m
Staff costs - redundancy	—	55	(55)	—
Staff costs - other	—	155	(155)	—
Premises and equipment	40	3	(19)	24
Other	1	163	(164)	—
	41	376	(393)	24

Restructuring costs

	2010 £m	2009 £m	2008 £m
Staff costs	353	328	251
Premises and equipment	117	48	15
Other administrative expenses	104	51	41
	574	427	307

2010 compared with 2009

Restructuring costs were £574 million compared with £427 million in 2009. The increase is a result of the number of restructuring projects being undertaken.

2009 compared with 2008

Restructuring costs were £427 million compared with £307 million in 2008. The number of restructuring projects increased during the year, as a result of ongoing strategic review being undertaken by the Group.

Accruals in relation to restructuring costs are set out below.

	At 31 December 2009 £m	Charge to income statement £m	Utilised during the year £m	At 31 December 2010 £m
Staff costs - redundancy	255	255	(309)	201
Staff costs - other	4	98	(85)	17
Premises and equipment	37	117	(37)	117
Other	35	104	(93)	46
	331	574	(524)	381

Divestment costs

	2010 £m	2009 £m	2008 £m
Staff costs	51	—	—
Premises and equipment	6	—	—
Other administrative expenses	25	—	—
	82	—	—

2010 compared with 2009

Divestment costs of £82 million in the year relate to the European Commission mandated divestments.

Accruals in relation to divestment costs are set out below.

	At 31 December 2009 £m	Charge to income statement £m	Utilised during the year £m	At 31 December 2010 £m
Staff costs - redundancy	—	28	(6)	22
Staff costs - other	—	23	(15)	8
Premises and equipment	—	6	(6)	—
Other	—	25	(23)	2
	—	82	(50)	32

Impairment losses

	Pro forma			Statutory		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
New impairment losses	9,667	14,224	7,693	9,667	14,224	7,700
Less: recoveries of amounts previously written-off	(411)	(325)	(261)	(411)	(325)	(261)
Charge to income statement	9,256	13,899	7,432	9,256	13,899	7,439
Comprising:						
Loans and advances	9,144	13,090	6,478	9,144	13,090	6,478
Securities	112	809	954	112	809	961
Charge to income statement	9,256	13,899	7,432	9,256	13,899	7,439

2010 compared with 2009 - pro forma and statutory

Impairment losses were £9,256 million, compared with £13,899 million in 2009. The 33% decrease reflects an overall improvement in the economic environments in which the Group operates.

Impairments fell in all Core businesses, except Ulster Bank Group, which faced an economic environment that remains challenging, with rising default levels across both personal and corporate portfolios.

Impairments for Ulster Bank Group (Core and Non-Core) increased to £3,843 million compared with £1,927 million in 2009.

A significant proportion of the reduction in Core impairments relates to lower specific and latent provisions in UK Corporate, US Retail & Commercial and GBM.

Non-Core impairments fell by 41% in 2010 reflecting the gradual improvement in the economic environment through 2010 and lower specific provisions, alongside a non-repeat of the large single name losses seen in 2009.

2009 compared with 2008 - pro forma

Impairment losses were £13,899 million compared with £7,432 million. Impairment losses in the Core divisions increased by £2,182 million, while Non-Core losses increased by £4,285 million.

In the Core business, the biggest increases were in UK Retail, UK Corporate and Ulster Bank, reflecting the difficult economic environment.

Non-Core losses also increased substantially, particularly across the corporate and property sectors.

2009 compared with 2008 - statutory

Impairment losses were £13,899 million compared with £7,439 million. Impairment losses in the Core divisions increased by £2,182 million, Non-Core losses increased by £4,285 million off-set by a decrease in RFS Holdings minority interest of £7 million.

In the Core business, the biggest increases were in UK Retail, UK Corporate and Ulster Bank, reflecting the difficult economic environment.

Non-Core losses also increased substantially, particularly across the corporate and property sectors.

Credit market exposures

Credit and other market (losses)/gains (1)	2010 £m	2009 £m	2008 £m
Monoline exposures	(5)	(2,387)	(3,093)
CDPCs (2)	(141)	(957)	(615)
Asset-backed products	235	(288)	(4,778)
Other credit exotics	77	(558)	(947)
Equities	(17)	(47)	(948)
Leveraged finance	—	—	(1,088)
Banking book hedges	(82)	(1,727)	1,642
Other	(455)	(188)	(268)
Net credit and other market losses	(388)	(6,152)	(10,095)

Notes:
(1) Included in 'Income from trading activities', significantly all in Non-Core.
(2) Credit derivative product companies.

2010 compared with 2009

Tightening credit spreads, a recovery in underlying asset prices and gains on sales of asset-backed products during 2010 contributed to significantly lower losses in 2010. Unwinding of some banking book hedges in 2010 also resulted in lower losses. Monoline losses of £2,387 million in 2009 reflected the widening credit spreads and lower recovery rates. CDPC losses were higher in 2009 due to losses on market risk hedges.

Other losses include credit valuation and other reserves against derivative counterparties other than monolines and CDPCs. Losses increased due to rating downgrades as well as other losses on specific deals.

2009 compared with 2008

Losses relating to monoline exposures were £2,387 million in 2009 compared with £3,093 million in 2008.

- The credit quality of the monolines has continued to deteriorate and the level of CVA held against exposures to monoline counterparties has increased from 52% to 62% during the year. This was driven by a combination of wider credit spreads and lower recovery rates.
- The gross exposure to monoline counterparties has decreased primarily due to a combination of higher prices of underlying reference instruments and restructuring certain exposures.
- The increase in CVA resulting from the credit quality deterioration was partially offset by the decrease in CVA requirement following the reduction in gross exposure due to higher prices of underlying reference instruments. Consequently the net losses incurred in this regard were lower than in 2008 when there was both an increase in gross exposure and deterioration in credit quality.

Losses relating to CDPC exposures were £957 million in 2009 compared with £615 million in 2008.

- The credit quality of the CDPCs has continued to deteriorate and the level of CVA held against exposures to CDPC counterparties has increased from 27% to 39% during the year.
- The gross exposure to CDPC counterparties has reduced primarily due to a combination of tighter credit spreads of the underlying reference loans and bonds, and a decrease in the relative value of senior tranches compared with the underlying reference portfolios.
- The decrease in CVA requirement following the reduction in gross exposure was partially offset by the increase in CVA requirement resulting from the credit quality deterioration. Consequently there were net gains in this regard in 2009 compared with losses in 2008 when there was both an increase in gross exposure and deterioration in credit quality.
- Net losses were incurred in 2009 due to hedges put in place at the end of 2008 and during 2009 which effectively cap the exposure to certain CDPCs. As the exposure to these CDPCs has reduced, losses have been incurred on the hedges.

Losses relating to asset-backed products were £288 million in 2009 compared with £4,778 million in 2008.

- Losses reported in 2009 primarily relate to super senior CDOs. The significant price declines of the underlying predominantly mortgage-backed securities seen in 2008 were not repeated in 2009.
- Losses on other mortgage backed securities were greatly reduced in 2009 as many of these positions were sold or substantially written down in 2008 resulting in reduced net exposure in 2009.

Losses relating to other credit exotics were £558 million in 2009 compared with £947 million in 2008. These losses were reduced in 2009 as hedges were put in place to mitigate the risk.

Leveraged finance assets were reclassified on 1 July 2009. Changes in the fair value of these assets are only recognised in the income statement to the extent that they are considered impairments.

Losses relating to banking book hedges were £1,727 million in 2009 compared with profits of £1,642 million in 2008. These trades hedge counterparty risk that arises from loans and bonds on the regulatory banking book. As credit spreads have generally tightened in 2009 the value of these hedges has decreased resulting in losses. These hedges gave rise to gains in 2008 due to credit spreads generally widening.

Credit market exposures continued

Additional disclosures on these and other related exposures can be found in the following sections:

Disclosure	Section	Sub-section	Page
Further analysis of credit market exposures	Risk and balance sheet management	Other risk exposures	204
Valuation aspects	Financial statements	Note 12 Financial instruments - valuation	310
	Financial statements	Critical accounting policies	284
Reclassification of financial instruments	Financial statements	Note 11 Financial instruments - classification	306

Tax

	Pro forma			Statutory		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Tax (charge)/credit	(663)	339	1,280	(634)	429	2,167
	%	%	%	%	%	%
UK corporation tax rate	28.0	28.0	28.5	28.0	28.0	28.5
Effective tax rate	nm	17.6	15.4	nm	16.2	8.4

nm = not meaningful

The actual tax (charge)/credit differs from the expected tax credit computed by applying the standard rate of UK corporation tax as follows:

	Pro forma			Statutory		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Expected tax credit	67	540	2,364	112	741	7,322
Non-deductible goodwill impairment	—	—	—	(3)	(102)	(3,826)
Unrecognised timing differences	11	274	(274)	11	274	(274)
Items not allowed for tax						
- losses on strategic disposals and write downs	(299)	(152)	(108)	(311)	(152)	(108)
- other	(328)	(356)	(263)	(328)	(356)	(270)
Non-taxable items						
- gain on sale of Global Merchant Services	221	—	—	221	—	—
- gain on redemption of own debt	11	693	—	11	693	—
- other	341	410	491	341	410	491
Taxable foreign exchange movements	4	1	(80)	4	1	(80)
Foreign profits taxed at other rates	(516)	(332)	(271)	(517)	(276)	(509)
UK tax rate change - deferred tax impact	(82)	—	—	(82)	—	—
Losses in year where no deferred tax asset recognised	(450)	(715)	(942)	(450)	(780)	(942)
Losses brought forward and utilised	2	94	11	2	94	11
Adjustments in respect of prior years	355	(118)	352	355	(118)	352
Actual tax (charge)/credit	(663)	339	1,280	(634)	429	2,167

2010 compared with 2009 - pro forma

The high tax charge in 2010 reflects profits in high tax regimes and losses in low tax regimes, together with £450 million relating to losses in overseas subsidiaries for which a deferred tax asset has not been recognised, and £299 million mainly in respect of losses on disposal of businesses for which no tax relief if available. This was offset in part by the non-taxable gain arising on the disposal of 80.01% of the Global Merchant Services (GMS) business.

2009 compared with 2008 - pro forma

The low tax credit in 2009 reflects profits in high tax regimes and losses in low tax regimes, together with £715 million relating to losses in overseas subsidiaries for which a deferred tax asset has not been recognised, and £152 million mainly in respect of losses on disposal of businesses for which no tax relief is available.

2010 compared with 2009 - statutory

The high tax charge in 2010 reflects profits in high tax regimes and losses in low tax regimes, together with £450 million relating to losses in overseas subsidiaries for which a deferred tax asset has not been recognised, and £311 million mainly in respect of losses on disposal of businesses for which no tax relief is available. This was offset in part by the non-taxable gain arising on the disposal of 80.01% of the GMS business.

2009 compared with 2008 - statutory

The low tax credit in 2009 reflects profits in high tax regimes and losses in low tax regimes, together with £780 million relating to losses in overseas subsidiaries for which a deferred tax asset has not been recognised, and £152 million mainly in respect of losses on disposal of business for which no tax relief is available.

Divisional performance

The results of each division on a pro forma basis are set out below. The results are stated before fair value of own debt, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap - fair value changes, gains on pensions curtailment, write-down of goodwill and other intangible assets and RFS Holdings minority interest.

Business Services directly attributable costs have been allocated to the operating divisions, based on their service usage. Where services span more than one division an appropriate measure is used to allocate the costs on a basis which management considers reasonable. Business Services costs are fully allocated and there are no residual unallocated costs.

Group Centre directly attributable costs have been allocated to the operating divisions, based on their service usage. Where services span more than one division, the costs are allocated on a basis management considers reasonable. The residual unallocated costs remaining in the Group Centre relate to volatile corporate items that do not naturally reside within a division.

Treasury costs are allocated to operating divisions as follows: term funding costs are allocated or rewarded based on long term funding gap or surplus; liquidity buffer funding costs are allocated based on share of overall liquidity buffer derived from divisional stresses; and capital cost or benefit is allocated based on share of divisional risk-adjusted risk-weighted assets (RWAs).

	2010 £m	2009 £m	2008 £m
UK Retail	1,372	229	723
UK Corporate	1,463	1,125	1,781
Wealth	304	420	348
Global Transaction Services	1,088	973	1,002
Ulster Bank	(761)	(368)	218
US Retail & Commercial	306	(113)	528
Retail & Commercial	3,772	2,266	4,600
Global Banking & Markets	3,364	5,758	(2,153)
RBS Insurance	(295)	58	584
Central items	577	385	150
Core	7,418	8,467	3,181
Non-Core	(5,505)	(14,557)	(11,351)
Operating profit/(loss) before fair value of own debt	1,913	(6,090)	(8,170)
Fair value of own debt	174	(142)	1,232
Operating profit/(loss)	2,087	(6,232)	(6,938)
Amortisation of purchased intangible assets	(369)	(272)	(443)
Integration and restructuring costs	(1,032)	(1,286)	(1,357)
Gain on redemption of own debt	553	3,790	—
Strategic disposals	171	132	442
Gains on pensions curtailment	—	2,148	—
Bonus tax	(99)	(208)	—
Asset Protection Scheme credit default swap - fair value changes	(1,550)	—	—
Loss before tax	(239)	(1,928)	(8,296)

Divisional performance continued

Impairment losses by division	2010 £m	2009 £m	2008 £m
UK Retail	1,160	1,679	1,019
UK Corporate	761	927	319
Wealth	18	33	16
Global Transaction Services	9	39	54
Ulster Bank	1,161	649	106
US Retail & Commercial	517	702	437
Retail & Commercial	3,626	4,029	1,951
Global Banking & Markets	151	640	522
RBS Insurance	—	8	42
Central items	3	1	(19)
Core	3,780	4,678	2,496
Non-Core	5,476	9,221	4,936
Group before RFS Holdings minority interest	9,256	13,899	7,432
RFS Holdings minority interest	—	—	7
Group	9,256	13,899	7,439

Net interest margin by division	2010 %	2009 %	2008 %
UK Retail	3.91	3.59	3.58
UK Corporate	2.51	2.22	2.40
Wealth	3.37	4.38	4.51
Global Transaction Services	6.73	9.22	8.25
Ulster Bank	1.84	1.87	1.89
US Retail & Commercial	2.85	2.37	2.68
Retail & Commercial	3.14	2.89	3.00
Global Banking & Markets	1.05	1.38	1.34
Non-Core	1.16	0.69	0.87
Group	2.01	1.76	2.08

Risk-weighted assets by division	2010 £bn	2009 £bn	2008 £bn
UK Retail	48.8	51.3	45.7
UK Corporate	81.4	90.2	85.7
Wealth	12.5	11.2	10.8
Global Transaction Services	18.3	19.1	17.4
Ulster Bank	31.6	29.9	24.5
US Retail & Commercial	57.0	59.7	63.9
Retail & Commercial	249.6	261.4	248.0
Global Banking & Markets	146.9	123.7	151.8
Other	18.0	9.4	7.1
Core	414.5	394.5	406.9
Non-Core	153.7	171.3	170.9
Group before benefit of Asset Protection Scheme	568.2	565.8	577.8
Benefit of Asset Protection Scheme	(105.6)	(127.6)	—
Group before RFS Holdings minority interest	462.6	438.2	577.8
RFS Holdings minority interest	2.9	102.8	118.0
Group	465.5	541.0	695.8

Employee numbers at 31 December
(full time equivalents in continuing operations rounded to the nearest hundred)

	2010	2009	2008
UK Retail	23,800	25,500	28,400
UK Corporate	13,100	12,300	13,400
Wealth	5,200	4,600	5,200
Global Transaction Services	2,600	3,500	3,900
Ulster Bank	4,200	4,500	5,400
US Retail & Commercial	15,700	15,500	16,200
Retail & Commercial	64,600	65,900	72,500
Global Banking & Markets	18,700	17,900	17,500
RBS Insurance	14,500	13,900	14,500
Central items	4,700	4,200	4,300
Core	102,500	101,900	108,800
Non-Core	6,900	15,100	19,000
	109,400	117,000	127,800
Business services	38,800	43,100	46,600
Integration	300	500	900
RFS Holdings minority interest	—	300	200
Group	148,500	160,900	175,500

UK Retail

	2010 £m	2009 £m	2008 £m
Net interest income	4,078	3,452	3,187
Net fees and commissions	1,100	1,244	1,524
Other non-interest income (net of insurance claims)	227	251	227
Non-interest income	1,327	1,495	1,751
Total income	5,405	4,947	4,938
Direct expenses			
- staff costs	(778)	(845)	(924)
- other	(474)	(453)	(548)
Indirect expenses	(1,621)	(1,741)	(1,724)
	(2,873)	(3,039)	(3,196)
Operating profit before impairment losses	2,532	1,908	1,742
Impairment losses	(1,160)	(1,679)	(1,019)
Operating profit	1,372	229	723
Analysis of income by product			
Personal advances	993	1,192	1,244
Personal deposits	1,102	1,349	2,037
Mortgages	1,984	1,214	500
Bancassurance	229	246	217
Cards	962	869	831
Other	135	77	109
Total income	5,405	4,947	4,938
Analysis of impairment by sector			
Mortgages	177	124	31
Personal	682	1,023	568
Cards	301	532	420
Total impairment losses	1,160	1,679	1,019
Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector			
Mortgages	0.2%	0.1%	—
Personal	5.8%	7.5%	3.7%
Cards	4.9%	8.6%	6.7%
	1.1%	1.6%	1.1%
Performance ratios			
Return on equity (1)	18.0%	3.0%	11.1%
Net interest margin	3.91%	3.59%	3.58%
Cost:income ratio	52%	60%	62%
Adjusted cost:income ratio (2)	53%	61%	65%

	£bn	£bn	£bn
Capital and balance sheet			
Loans and advances to customers (gross)			
- mortgages	90.6	83.2	72.2
- personal	11.7	13.6	15.3
- cards	6.1	6.2	6.3
	108.4	103.0	93.8
Customer deposits (excluding bancassurance)	96.1	87.2	78.9
Assets under management (excluding deposits)	5.7	5.3	5.7
Risk elements in lending	4.6	4.6	3.8
Loan:deposit ratio (excluding repos)	110%	115%	116%
Risk-weighted assets	48.8	51.3	45.7

Notes:
(1) Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).
(2) Adjusted cost:income ratio is based on total income after netting insurance claims, and operating expenses.

The development of the RBS and NatWest Customer Charters aims to deliver those elements that customers have said are most important to them, and has been well received by both customers and staff. The division is reaping continuing benefits from investment in process improvements and automation, resulting in gains in both service quality and cost efficiency.

Serving our customers better is a key priority for RBS. While our customer satisfaction compares well with our competitors we know we can do more. In June 2010 we launched a Customer Charter setting out 14 commitments to delivering helpful banking.

The Customer Charter reflects the views and expectations of more than 30,000 customers. We are working hard to deliver on the commitments we have made. This won't happen overnight but the Customer Charter is our pledge that we will be regularly held to account against the progress we make. As part of this we will publish an independently-assured report on our performance every six months.

2010 compared with 2009

Operating profit recovered strongly from the low levels recorded in 2008 and 2009 to £1,372 million. Profit before impairments was up £624 million or 33% and impairments fell by £519 million as the economic environment continued to recover.

The division has continued to focus in 2010 on growing secured lending while at the same time building customer deposits, thereby reducing the Group's reliance on wholesale funding. Loans and advances to customers grew 5%, with a change in mix from unsecured to secured as the Group actively sought to improve its risk profile. Mortgage balances grew by 9% while unsecured lending contracted by 10%.

- Mortgage growth was due to good retention of existing customers and new business, the majority of which comes from the existing customer base. Gross mortgage lending market share remained broadly in line with 2009 at 12%, with the Group on track to meet its Government target on net mortgage lending.

- Customer deposits grew 10% on 2009, reflecting the strength of the UK Retail customer franchise, which outperformed the market in an increasingly competitive environment. Savings balances grew by £8 billion or 13% with 1.8 million accounts opened, outperforming the market total deposit growth of 3%. Personal current account balances increased by 3% on 2009.

Net interest income increased significantly by 18% to £4,078 million, driven by strong balance sheet growth and repricing. Net interest margin improved by 32 basis points to 3.91%, with widening asset margins partially offset by contracting liability margins in the face of a competitive deposit market.

Non-interest income declined 11% to £1,327 million, principally reflecting the restructuring of current account overdraft fees in the final quarter of 2009.

Expenses decreased by 5%, with the cost:income ratio (net of insurance claims) improving from 61% to 53%.

- Direct staff costs declined by 8%, largely driven by a clear management focus on process re-engineering enabling a 7% reduction in headcount.

- RBS continues to progress towards a more convenient, lower cost operating model, with over 4.8 million active users of online banking and a record share of new sales achieved through direct channels. More than 7.8 million accounts have switched to paperless statements and 276 branches now utilise automated cash deposit machines.

Impairment losses decreased 31% to £1,160 million primarily reflecting the recovery in the economic environment.

- The mortgage impairment charge was £177 million (2009 - £124 million) on a total book of £91 billion. Mortgage arrears rates marginally increased in 2010 but remain below the industry average, as reported by the Council of Mortgage Lenders. Repossessions showed only a small increase on 2009, as the Group continues to support customers facing financial difficulties.

- The unsecured lending impairment charge was £983 million (2009 - £1,555 million) on a total book of £18 billion.

Risk-weighted assets decreased by 5% to £48.8 billion, with lower unsecured lending, improving portfolio credit metrics and small procyclicality benefits more than offsetting growth in mortgages.

UK Retail continued

2009 compared with 2008

Operating profit of £229 million was £494 million lower than in 2008. Profit before impairments was up £166 million or 10%, but impairments rose by £660 million as the economic environment deteriorated, albeit with signs of conditions stabilising in the second half of the year.

The division has focused in 2009 on growing secured lending to meet its Government targets while at the same time building customer deposits, thereby reducing the Group's reliance on wholesale funding. Loans and advances to customers grew 10%, with a change in mix from unsecured to secured as the Group sought actively to reduce its risk profile, with 15% growth in mortgage lending and an 8% reduction in unsecured lending.

- Mortgage growth was due to good retention of existing customers and new business sourced predominantly from the existing customer base. Gross mortgage lending market share increased to 12% from 7% in 2008, with the Group on track to exceed its Government targets on net lending by £3 billion.

- Customer deposits grew 11% on 2008 reflecting the strength of the UK Retail customer franchise, which outperformed the market in an increasingly competitive environment. Savings balances grew by £6 billion or 11% and account acquisition saw a 20% increase, with 2.2 million accounts opened. Personal current account balances increased by 12% on 2008 with a 3% growth in accounts to 12.8 million.

Net interest income increased significantly by 8% to £3,452 million, driven by strong balance sheet growth. Net interest margin was flat at 3.59%, with decreasing liability margins in the face of stiff competition for deposits offsetting wider asset margins. The growth in mortgages and the reduction in higher margin unsecured balances also had a negative impact on the blended net interest margin.

Non-interest income declined 15% to £1,495 million, principally reflecting the withdrawal of the single premium payment protection insurance product and the restructuring of current account overdraft fees in the final quarter of 2009, with the annualised impact of the overdraft fee restructuring further affecting income in 2010. The weak economic environment presented little opportunity in 2009 to grow credit card, private banking and bancassurance fees.

Expenses decreased by 5%, with the cost:income ratio improving from 62% to 60%.

- Direct staff costs declined by 9%, as the division benefited from strong cost control, a focus on process re-engineering and a 10% reduction in headcount.

- RBS continues to progress towards a more convenient, lower cost operating model, with over 4 million active users of online banking and a record share of new sales achieved through direct channels. More than 5.5 million accounts have switched to paperless statements and 254 branches now utilise automated cash deposit machines.

Impairment losses increased 65% to £1,679 million reflecting the deterioration in the economic environment, and its impact on customer finances.

- The mortgage impairment charge was £124 million (2008 - £31 million) on a total book of £83.2 billion. Mortgage arrears rates stabilised in the second half of 2009 and remain well below the industry average, as reported by the Council of Mortgage Lenders. Repossessions show only a small increase on 2008, as the Group continues to support customers facing financial difficulties.

- The unsecured lending impairment charge was £1,555 million (2008 - £988 million) on a book of £19.8 billion. Industry benchmarks for cards arrears showed a slightly improving trend in the final quarter of 2009, which is consistent with the Group's experience. RBS continues to perform better than the market on arrears.

Risk-weighted assets increased by 12% to £51.3 billion due to higher lending and the upward pressure from procyclicality, more than offsetting the adoption of a through-the-cycle loss given default approach for mortgages.

UK Corporate

	2010 £m	2009 £m	2008 £m
Net interest income	2,572	2,292	2,448
Net fees and commissions	952	858	829
Other non-interest income	371	432	460
Non-interest income	1,323	1,290	1,289
Total income	3,895	3,582	3,737
Direct expenses			
- staff	(778)	(753)	(801)
- other	(359)	(260)	(318)
Indirect expenses	(534)	(517)	(518)
	(1,671)	(1,530)	(1,637)
Operating profit before impairment losses	2,224	2,052	2,100
Impairment losses	(761)	(927)	(319)
Operating profit	1,463	1,125	1,781
Analysis of income by business			
Corporate and commercial lending	2,598	2,131	2,094
Asset and invoice finance	617	501	312
Corporate deposits	728	986	1,266
Other	(48)	(36)	65
Total income	3,895	3,582	3,737
Analysis of impairment by sector			
Banks and financial institutions	20	15	9
Hotels and restaurants	52	98	25
House building and construction	131	106	42
Manufacturing	1	51	14
Other	127	150	53
Private sector education, health, social work, recreational and community services	30	59	15
Property	245	259	24
Wholesale and retail trade, repairs	91	76	37
Asset and invoice finance	64	113	100
Total impairment losses	761	927	319
Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector			
Banks and financial institutions	0.3%	0.2%	0.2%
Hotels and restaurants	0.8%	1.5%	0.4%
House building and construction	2.9%	2.5%	0.8%
Manufacturing	—	0.9%	0.3%
Other	0.4%	0.5%	0.1%
Private sector education, health, social work, recreational and community services	0.3%	0.9%	0.2%
Property	0.8%	0.8%	0.1%
Wholesale and retail trade, repairs	0.9%	0.7%	0.4%
Asset and invoice finance	0.6%	1.3%	1.2%
	0.7%	0.8%	0.3%
Performance ratios			
Return on equity (1)	12.1%	9.4%	15.9%
Net interest margin	2.51%	2.22%	2.40%
Cost:income ratio	43%	43%	44%

Note:
(1) Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate continued

	2010 £bn	2009 £bn	2008 £bn
Capital and balance sheet			
Total third party assets	114.6	114.9	121.0
Loans and advances to customers (gross)			
- banks and financial institutions	6.1	6.3	5.4
- hotels and restaurants	6.8	6.7	6.1
- housebuilding and construction	4.5	4.3	5.2
- manufacturing	5.3	5.9	5.3
- other	31.0	29.9	38.1
- private sector education, health, social work, recreational and community services	9.0	6.5	7.4
- property	29.5	33.0	31.8
- wholesale and retail trade, repairs	9.6	10.2	9.1
- asset and invoice finance	9.9	8.8	8.5
	111.7	111.6	116.9
Customer deposits	100.0	87.8	82.0
Risk elements in lending	4.0	2.3	1.3
Loan:deposit ratio (excluding repos)	110%	126%	142%
Risk-weighted assets	81.4	90.2	85.7

2010 compared with 2009

Operating profit grew by £338 million, 30%, compared with 2009, driven by strong income growth and significantly lower impairments, partially offset by higher costs.

UK Corporate performed strongly in the deposit market, with customer deposit balance growth of £12 billion contributing to a 16 percentage point improvement in the loan to deposit ratio in 2010. While customer lending increased only marginally (with gross lending largely offset by customer deleveraging) net interest income rose by £280 million, 12%, and net interest margin rose by 29 basis points driven primarily by the good progress made on loan repricing.

Non-interest income increased 3% reflecting strong refinancing levels and increased operating lease activity, partially offset by lower sales of financial market products.

Total costs increased 9% (£141 million) or 5% excluding the OFT penalty in 2010, legal recovery in 2009 and the normalisation of staff compensation phasing.

Impairments were 18% lower, primarily as a result of higher charges taken during the first half of 2009 to reflect potential losses in the portfolio not yet specifically identified.

Return on equity increased from 9.4% to 12.1%, reflecting higher operating profit and lower RWAs as a result of improved risk metrics.

2009 compared with 2008

Operating profit of £1,125 million was £656 million lower than in 2008, largely due to an increase of £608 million in impairments.

Net interest margin levels were rebuilt during the second half as asset pricing was amended to reflect increased funding and credit costs. For the year as a whole net interest margin was 18 basis points lower than in 2008, reflecting higher funding costs and continued competitive pricing for deposits.

Gross new lending to customers remained resilient in 2009, with a noticeable acceleration of lending activity in the second half of the year. However, as customers have deleveraged and turned increasingly to capital markets, repayments have accelerated even more sharply. Loans and advances to customers, therefore, declined by 5% to £111.6 billion.

Initiatives aimed at increasing customer deposits have been successful, with balance growth of 7%, although margins declined as a result of increased competition for balances.

Non-interest income was flat, with stable fee income from refinancing and structuring activity.

A reduction in costs of 7% was driven by lower staff expenses as a result of the Group's restructuring programme, together with restraint on discretionary spending levels.

Impairment losses increased substantially reflecting both a rise in the number of corporate delinquencies requiring a specific impairment and a higher charge to recognise losses not yet specifically identified.

Risk-weighted assets grew 5% despite the fall in customer lending, reflecting the impact of procyclicality, which was most pronounced in the first half of 2009.

Wealth

	2010 £m	2009 £m	2008 £m
Net interest income	609	663	578
Net fees and commissions	376	363	405
Other non-interest income	71	83	76
Non-interest income	447	446	481
Total income	1,056	1,109	1,059
Direct expenses			
- staff costs	(382)	(357)	(377)
- other	(142)	(144)	(178)
Indirect expenses	(210)	(155)	(140)
	(734)	(656)	(695)
Operating profit before impairment losses	322	453	364
Impairment losses	(18)	(33)	(16)
Operating profit	304	420	348
Analysis of income			
Private banking	857	916	819
Investments	199	193	240
Total income	1,056	1,109	1,059
Performance ratios			
Return on equity (1)	18.9%	30.3%	27.3%
Net interest margin	3.37%	4.38%	4.51%
Cost:income ratio	70%	59%	66%

	£bn	£bn	£bn
Capital and balance sheet			
Loans and advances to customers (gross)			
- mortgages	7.8	6.5	5.3
- personal	6.7	4.9	5.0
- other	1.6	2.3	2.1
	16.1	13.7	12.4
Customer deposits	36.4	35.7	34.1
Assets under management (excluding deposits)	32.1	30.7	34.7
Risk elements in lending	0.2	0.2	0.1
Loan:deposit ratio (excluding repos)	44%	38%	36%
Risk-weighted assets	12.5	11.2	10.8

Note:
(1) Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth continued

2010 compared with 2009

2010 operating profit fell by 28% driven by lower net interest income and higher expenses, partly offset by a 45% decline in impairments in the year.

Income declined by 5% primarily due to lower net interest income. Strong lending and investment income was offset by the impact of a competitive deposit market.

Expenses grew by 12% to £734 million. Direct expenses were up 5%, £23 million reflecting additional strategic investment. Indirect expenses increased by £55 million reflecting a change in allocation of Business Services costs.

Assets under management grew by 5% largely through improving market conditions. On a constant currency basis, assets fell 2% with valuation gains being offset by client losses in the international businesses, resulting from the private banker attrition previously experienced.

2009 compared with 2008

Wealth produced strong growth in operating profit, up 21% to £420 million, reflecting the increased value of the division's healthy deposit base in an increasingly competitive market for funding. Deposit balances increased by 5% from 2008, though the deposit market remains highly competitive.

Total income was up 5% (1% in constant currency terms), with strong growth in net interest income, up 12% in constant currency terms reflecting the increased internal pricing applied to Wealth's deposit base. This was offset by a marked decrease in investment income year on year as assets under management decreased by 8% at constant exchange rates during 2009, with investors turning to more liquid assets and away from longer term investments.

Loans and advances increased by 10% over 2008, primarily in the UK. Lending margins improved, particularly for mortgages, and credit metrics for new business remain satisfactory.

Expenses were down 6% (10% lower on a constant currency basis), reflecting a rigorous focus on cost management, with staff costs decreasing by 5% as a result of planned headcount reduction. The cost:income ratio improved from 66% to 59%.

Impairments increased by £17 million over 2008 reflecting some isolated difficulties in the UK and offshore mortgage books (representing mortgages for second properties for expatriates). Provisions as a percentage of lending to customers increased slightly to 0.25%.

Global Transaction Services

	2010 £m	2009 £m	2008 £m
Net interest income	974	912	937
Non-interest income	1,587	1,575	1,494
Total income	2,561	2,487	2,431
Direct expenses			
- staff costs	(411)	(371)	(362)
- other	(159)	(161)	(149)
Indirect expenses	(894)	(943)	(864)
	(1,464)	(1,475)	(1,375)
Operating profit before impairment losses	1,097	1,012	1,056
Impairment losses	(9)	(39)	(54)
Operating profit	1,088	973	1,002
Analysis of income by product			
Domestic cash management	818	805	795
International cash management	801	734	722
Trade finance	309	290	241
Merchant acquiring	451	505	527
Commercial cards	182	153	146
Total income	2,561	2,487	2,431
Performance ratios			
Return on equity (1)	42.8%	42.2%	44.6%
Net interest margin	6.73%	9.22%	8.25%
Cost:income ratio	57%	59%	57%

	£bn	£bn	£bn
Capital and balance sheet			
Total third party assets	25.2	18.4	22.2
Loans and advances	14.4	12.7	14.8
Customer deposits	69.9	61.8	61.8
Risk elements in lending	0.1	0.2	0.1
Loan:deposit ratio (excluding repos)	21%	21%	25%
Risk-weighted assets	18.3	19.1	17.4

Note:
(1) Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Global Transaction Services continued

2010 compared with 2009
Operating profit increased 12%, or 10% on a constant foreign exchange basis, driven by a robust income performance (which has more than compensated for the loss of Global Merchant Services (GMS) income), good cost control and lower impairments. Adjusting for the disposal operating profit increased 21%.

For the eleven months before disposal, GTS booked income of £451 million and total expenses of £244 million for GMS, generating an operating profit of £207 million.

Income was up 3%, or 6% excluding GMS, reflecting higher deposit volumes in the International Cash Management business, growth in the Trade Finance business and improved Commercial Card transaction volumes.

Expenses were broadly in line with 2009, at £1,464 million, as increased investment in front office and support infrastructure was mitigated by tight management of business costs.

Third party assets increased by £6.8 billion, or £7.6 billion excluding GMS, as Yen clearing activities were brought in-house and loans and advances increased.

2009 compared with 2008
Operating profit declined by 3%, or 6% at constant foreign exchange rates, largely reflecting pressure on deposit income. The attrition of deposit balances experienced in the first half was reversed in the second, but margins remain compressed due to both a very competitive deposit market as well as the low rate environment.

Customer deposit balances at £61.8 billion were flat on the previous year, with growth in the UK and international business offset by weaker US domestic balances. At constant exchange rates balances were up 3%. Loans and advances were down 14% (11% in constant currency terms) due to reduced overdraft utilisation and lower trade volumes.

At constant exchange rates, international payment fees increased by 11%, while trade finance income increased by 8%, with improved penetration in the Asia-Pacific region. Merchant acquiring income, however, declined by 9% at constant exchange rates, as consumers continued to switch to lower margin debit card transactions in preference to using credit cards.

Expenses were up 7% in headline terms but flat in constant currency terms, as cost savings and efficiencies helped to mitigate the impact of investment in infrastructure. Staff expenses were 2% lower in constant currency terms, with headcount down 5%. The cost:income ratio was 59%, a deterioration of 2.7 percentage points or 1.9 percentage points in constant currency terms.

Impairment losses were £39 million, down £15 million versus 2008. Overall defaults remain modest at 0.3% of loans and advances.

Ulster Bank

	2010 £m	2009 £m	2008 £m
Net interest income	761	780	773
Net fees and commissions	156	228	238
Other non-interest income	58	26	28
Non-interest income	214	254	266
Total income	975	1,034	1,039
Direct expenses			
- staff	(237)	(325)	(330)
- other	(74)	(86)	(100)
Indirect expenses	(264)	(342)	(285)
	(575)	(753)	(715)
Operating profit before impairment losses	400	281	324
Impairment losses	(1,161)	(649)	(106)
Operating (loss)/profit	(761)	(368)	218
Analysis of income by business			
Corporate	521	580	618
Retail	465	412	396
Other	(11)	42	25
Total income	975	1,034	1,039
Analysis of impairment by sector			
Mortgages	294	74	17
Corporate			
- property	375	306	37
- other corporate	444	203	7
Other lending	48	66	45
Total impairment losses	1,161	649	106
Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector			
Mortgages	1.4%	0.5%	0.1%
Corporate			
- property	6.9%	3.0%	0.3%
- other corporate	4.9%	1.8%	0.1%
Other lending	3.7%	2.7%	2.1%
	3.1%	1.6%	0.2%
Performance ratios			
Return on equity (1)	(21.0%)	(11.7%)	8.9%
Net interest margin	1.84%	1.87%	1.89%
Cost:income ratio	59%	73%	69%

Note:
(1) Divisional return on equity is based on divisional operating (loss)/profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Ulster Bank continued

	2010 £bn	2009 £bn	2008 £bn
Capital and balance sheet			
Loans and advances to customers (gross)			
- mortgages	21.2	16.2	18.1
- corporate			
- property	5.4	10.1	10.9
- other corporate	9.0	11.0	12.9
- other lending	1.3	2.4	2.1
	36.9	39.7	44.0
Customer deposits	23.1	21.9	24.3
Risk elements in lending			
- mortgages	1.5	0.6	0.3
- corporate			
- property	0.7	0.7	0.5
- other corporate	1.2	0.8	0.3
- other lending	0.2	0.2	0.1
	3.6	2.3	1.2
Loan:deposit ratio (excluding repos)	152%	177%	179%
Risk-weighted assets	31.6	29.9	24.5

2010 compared with 2009

Overall performance deteriorated in 2010, largely as a result of an increase in impairment losses of £512 million. Operating profit before impairment increased to £400 million, up 50% in constant currency terms, driven by the culmination of a bank-wide cost saving programme during 2010.

Net interest income increased by 1% on a constant currency basis as actions to increase asset margins were largely eroded by tightening deposit margins due to intensive market competition.

Non-interest income was 14% lower on a constant currency basis reflecting a non-recurring gain in 2009.

Loans to customers fell by 5% in constant currency terms. On 1 July 2010 the division transferred a portfolio of development property assets to the Non-Core division, partially offset by a simultaneous transfer of a portfolio of retail mortgage assets to the core business.

Despite intense competition, customer deposit balances increased by 8% in constant currency terms over the year with strong growth across all deposit categories, driven by a focus on improving the bank's funding profile.

Expenses at constant exchange rates were 22% lower. The strong year-on-year performance in expenses was primarily driven by an increased focus on active management of the cost base, and the benefits derived from the business restructuring and cost-saving programme which commenced in 2009.

Impairment losses increased by £512 million to £1,161 million reflecting the deteriorating economic environment in Ireland and rising default levels across both personal and corporate portfolios. Lower asset values, particularly in property-related lending together with pressure on borrowers with a dependence on consumer spending have resulted in higher corporate loan losses, while higher unemployment, lower incomes and increased taxation have driven mortgage impairment increases.

Risk-weighted assets have increased due to deteriorating credit risk metrics.

Customer numbers increased by 3% during 2010, with a strong performance in current and savings accounts switchers.

2009 compared with 2008

Operating results were in line with expectations but deteriorated during 2009 as economic conditions across the island of Ireland worsened, with an operating loss for the year of £368 million.

Net interest income declined by 7% in constant currency terms, largely as a result of tightening deposit margins in an increasingly competitive market, partly offset by asset repricing initiatives. Net interest margin for the year at 1.87% remained broadly stable despite the challenging market conditions.

At constant exchange rates loans to customers decreased by 4% from the prior year as new business demand weakened. Customer deposits reduced by 5% in 2009 in constant currency terms, reflecting an increasingly competitive Irish deposit market and reductions in wholesale funding during Q1. During the second half of the year the market stabilised and the division recorded strong growth in customer balances resulting in an improved funding profile.

Non-interest income declined by 12% in constant currency terms due to lower fee income driven by reduced activity levels across all business lines.

Total costs for the year were flat on a constant currency basis. Direct expenses were down 12% in constant currency terms during 2009, driven by the bank's restructuring programme, which incorporates the merger of the First Active and Ulster Bank businesses. The rollout of the programme has resulted in a downward trend in direct expenses throughout 2009. The reduction in direct expenses has been offset by a 17% increase in indirect expenses primarily reflecting provisions relating to the bank's own property recognised in the fourth quarter.

Impairment losses increased to £649 million from £106 million driven by the continued deterioration in the Irish economic environment and resultant impact on loan performance across the retail and wholesale portfolios.

Necessary fiscal budgetary action allied to the well-entrenched downturn in property markets in Ireland has fed through to higher loan losses. Mortgage impairments have been driven by rising unemployment and lower incomes. Loans to the property sector experienced a substantial rise in defaults as the Irish property market declined, reflecting the difficult economic backdrop and the uncertainty surrounding the possible effect of the Irish Government's National Asset Management Agency on asset values. Sectors driven by consumer spending have been affected by the double digit decline in 2009 with rising default rates evident.

Customer account numbers increased by 3% during 2009, with growth fuelled by strong current account activity and new-to-bank savings customers.

US Retail & Commercial

	2010 US$m	2009 US$m	2008 US$m	2010 £m	2009 £m	2008 £m
Net interest income	2,962	2,777	3,200	1,917	1,775	1,726
Net fees and commissions	1,126	1,119	1,231	729	714	664
Other non-interest income	465	368	362	300	235	197
Non-interest income	1,591	1,487	1,593	1,029	949	861
Total income	4,553	4,264	4,793	2,946	2,724	2,587
Direct expenses						
- staff	(1,212)	(1,214)	(1,194)	(784)	(776)	(645)
- other	(880)	(929)	(654)	(569)	(593)	(354)
Indirect expenses	(1,189)	(1,196)	(1,157)	(770)	(766)	(623)
	(3,281)	(3,339)	(3,005)	(2,123)	(2,135)	(1,622)
Operating profit before impairment losses	1,272	925	1,788	823	589	965
Impairment losses	(799)	(1,099)	(811)	(517)	(702)	(437)
Operating profit/(loss)	473	(174)	977	306	(113)	528
Average exchange rate - US$/£				1.546	1.566	1.853
Analysis of income by product						
Mortgages and home equity	786	781	695	509	499	375
Personal lending and cards	735	706	617	476	451	333
Retail deposits	1,397	1,296	1,853	903	828	1,000
Commercial lending	896	848	751	580	542	405
Commercial deposits	495	624	698	320	398	377
Other	244	9	179	158	6	97
Total income	4,553	4,264	4,793	2,946	2,724	2,587
Analysis of impairment by sector						
Residential mortgages	90	113	76	58	72	41
Home equity	194	261	125	126	167	67
Corporate and commercial	312	510	335	202	326	181
Other consumer	150	215	275	97	137	148
Securities	53	—	—	34	—	—
Total impairment losses	799	1,099	811	517	702	437
Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector						
Residential mortgages	1.0%	1.1%	0.5%	1.0%	1.1%	0.4%
Home equity	0.8%	1.0%	0.5%	0.8%	1.1%	0.4%
Corporate and commercial	1.0%	1.6%	1.0%	1.0%	1.7%	0.8%
Other consumer	1.4%	1.8%	1.9%	1.4%	1.8%	1.5%
	1.0%	1.4%	0.9%	1.0%	1.4%	0.7%
Performance ratios						
Return on equity (1)	3.6%	(1.3%)	7.9%	3.6%	(1.3%)	7.8%
Net interest margin	2.85%	2.37%	2.68%	2.85%	2.37%	2.68%
Cost:income ratio	72%	78%	63%	72%	78%	63%

Note:
(1) Divisional return on equity is based on divisional operating profit/(loss) after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

	2010 US$bn	2009 US$bn	2008 US$bn	2010 £bn	2009 £bn	2008 £bn
Capital and balance sheet						
Total third party assets	110.5	122.3	129.5	71.2	75.4	88.7
Loans and advances to customers (gross)						
- residential mortgages	9.4	10.6	13.9	6.1	6.5	9.5
- home equity	23.6	25.0	27.2	15.2	15.4	18.7
- corporate and commercial	31.7	31.6	34.7	20.4	19.5	23.8
- other consumer	10.6	12.1	14.3	6.9	7.5	9.8
	75.3	79.3	90.1	48.6	48.9	61.8
Customer deposits (excluding repos)	91.2	97.4	93.4	58.7	60.1	63.9
Risk elements in lending						
- retail	0.7	0.6	0.3	0.4	0.4	0.2
- commercial	0.7	0.4	0.2	0.5	0.2	0.2
	1.4	1.0	0.5	0.9	0.6	0.4
Loan:deposit ratio (excluding repos)	81%	80%	96%	81%	80%	96%
Risk-weighted assets	88.4	96.9	93.2	57.0	59.7	63.9
Spot exchange rate - US$/£				1.552	1.622	1.460

2010 compared with 2009

Operating profit of $473 million represented a marked improvement from an operating loss of $174 million with income up 7%, expenses down 2% and impairment losses down 27%.

Net interest income was up 7%, despite a smaller balance sheet, with net interest margin improving by 48 basis points to 2.85%.

Non-interest income was up 7% reflecting higher mortgage banking and debit card income, commercial banking fees and higher gains on securities realisations. This was partially offset by lower deposit fees which were impacted by Regulation E legislative changes in 2010. In addition, gains of $330 million were recognised on the sale of available-for-sale securities as part of the balance sheet restructuring exercise, but these were almost wholly offset by losses crystallised on the termination of swaps hedging fixed-rate funding.

Total expenses were down 2%, reflecting a $113 million credit related to changes to the defined benefit pension plan, and lower Federal Deposit Insurance Corporation (FDIC) deposit insurance levies, partially offset by the impact of changing rates on the valuation of mortgage servicing rights and litigation costs.

Impairment losses declined 27%, following significant loan reserve building in 2009 and a gradual improvement in the underlying credit environment, offset by higher impairments related to securities. Loan impairments as a percentage of loans and advances decreased from 1.4% to 1.0%.

2009 compared with 2008

The recessionary economic environment, historically low interest rates and deteriorating credit conditions resulted in an operating loss of $174 million. However, the business has now successfully refocused on its core customer franchises in New England, the Mid-Atlantic region and the Midwest.

The division achieved very strong growth in mortgage origination volumes, with significantly higher penetration through the branch network and improved profitability, particularly on recent origination vintages. Cross-selling of card, deposit and checking account products has increased substantially, with over 65% of new mortgage customers also taking out a checking account. The division has also increased commercial banking market penetration, with lead bank share within its footprint increasing from 6% to 7% in the $5 million to $25 million segment and from 6% to 8% in the $25 million to $500 million segment.

Net interest income was down 13%. Net interest margin was down 31 basis points for the full year, reflecting the decline in deposit margins resulting from the low interest rate environment, though margins have been partially rebuilt in the second half from the lows experienced in the first half, as the business repriced lending rates and aggressively reduced pricing on term and time deposits.

Expenses increased by 11%, reflecting increased FDIC deposit insurance levies, higher employee benefit costs as well as increased costs relating to loan workout and collection activity. Successful execution of restructuring activities resulted in approximately $75 million of cost savings.

Impairment losses increased to $1,099 million as loan impairments as a percentage of loans and advances increased from 0.9% to 1.4%.

Loans and advances were down 12%, reflecting subdued customer demand.

Customer deposits increased 4% from the prior year. The deposit mix improved significantly, with strong growth in checking balances combined with migration away from higher priced term and time deposits as the division adjusted its pricing strategies. Over 58,000 consumer checking accounts were added over the course of the year, and more than 13,000 small business checking accounts. Consumer checking balances grew by 8% and small business balances by 12%.

Global Banking & Markets

	2010 £m	2009 £m	2008 £m
Net interest income from banking activities	1,276	2,243	2,440
Net fees and commissions receivable	1,495	1,335	1,223
Income from trading activities	4,982	7,812	(1,100)
Other operating income (net of related funding costs)	159	(332)	(206)
Non-interest income	6,636	8,815	(83)
Total income	7,912	11,058	2,357
Direct expenses			
- staff	(2,693)	(2,904)	(2,034)
- other	(842)	(777)	(1,017)
Indirect expenses	(862)	(979)	(937)
	(4,397)	(4,660)	(3,988)
Operating profit/(loss) before impairment losses and fair value of own debt	3,515	6,398	(1,631)
Impairment losses	(151)	(640)	(522)
Operating profit/(loss) before fair value of own debt	3,364	5,758	(2,153)
Fair value of own debt	139	(49)	357
Operating profit/(loss)	3,503	5,709	(1,796)
Analysis of income by product			
Rates - money markets	65	1,714	1,641
Rates - flow	1,985	3,142	1,386
Currencies & commodities	870	1,277	1,539
Credit and mortgage markets	2,215	2,255	(3,435)
Portfolio management and origination	1,844	1,196	858
Equities	933	1,474	368
Total income	7,912	11,058	2,357
Analysis of impairment by sector			
Manufacturing and infrastructure	(51)	91	39
Property and construction	74	49	12
Banks and financial institutions	177	348	186
Other	(49)	152	285
Total impairment losses	151	640	522
Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.2%	0.6%	0.3%
Performance ratios			
Return on equity (1)	16.6%	29.8%	(9.1%)
Net interest margin	1.05%	1.38%	1.34%
Cost:income ratio	56%	42%	169%
Compensation ratio (2)	34%	26%	86%

Notes:
(1) Divisional return on equity is based on divisional operating profit/(loss) after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).
(2) Compensation ratio is based on staff costs as a percentage of total income, excluding the fair value of own debt.

	2010 £bn	2009 £bn	2008 £bn
Capital and balance sheet			
Loans and advances to customers	75.1	90.9	168.7
Loans and advances to banks	44.5	36.9	55.5
Reverse repos	94.8	73.3	88.8
Securities	119.2	106.0	127.5
Cash and eligible bills	38.8	74.0	20.2
Other	24.3	31.1	38.0
Total third party assets (excluding derivatives mark-to-market)	396.7	412.2	498.7
Net derivative assets (after netting)	37.4	68.0	121.0
Customer deposits (excluding repos)	38.9	46.9	87.8
Risk elements in lending	1.7	1.8	0.9
Loan:deposit ratio (excluding repos)	193%	194%	192%
Risk-weighted assets	146.9	123.7	151.8

2010 compared with 2009

A fall in operating profit, excluding fair value of own debt, of 42% year on year reflects sharply reduced revenue partially offset by lower costs and a significant improvement in impairments.

Total income was £3,146 million lower in 2010 driven by increased risk aversion in the market during Q3 and Q4 2010, combined with the non-repeat of favourable market conditions seen in the first half of 2009.

- Higher revenue across the Rates and Currencies businesses during 2009 was driven by rapidly falling interest rates and wide bid-offer spreads generating exceptional revenue opportunities, which have not been repeated in 2010.
- The Credit Markets business remained broadly flat, supported by strong Mortgage Trading income where customer demand remained buoyant during 2010.
- Increased revenue from Portfolio Management was driven by disciplined lending alongside a reduction in balance sheet management activities and associated costs.

Expenses fell by 6% to £4,397 million. This was largely driven by a decrease in staff costs, including on-going benefits from cost synergies.

The low level of impairments in 2010 reflected a small number of specific cases partially offset by an improved picture on latent loss provisions. This contrasted with 2009, which witnessed a significantly higher level of specific impairments.

At 16.6%, return on equity remained consistent with the 15% targeted over the business cycle in GBM's strategic plan. The compensation ratio of 34% was below that of peers.

2009 compared with 2008

Operating profit, excluding the fair value of own debt, improved to £5,758 million in 2009, compared with an operating loss of £2,153 million in 2008. Although the buoyant market conditions experienced in the first quarter levelled off over the course of the year, the refocusing of the business on its core franchises was successful. GBM has tightened its balance sheet management over the course of the year, with disciplined deployment of capital to support its targeted client base.

In an often volatile market environment, GBM responded quickly to its clients' needs to strengthen their balance sheets and to take advantage of the attractive environment for debt and equity issues. RBS participated in the five largest equity issues worldwide in 2009, and in six out of the ten largest debt capital markets transactions.

Income grew significantly, reflecting a very strong first quarter benefiting from market volatility, client activity and a marked improvement from credit and mortgage markets. Rates flow business, up 127%, benefited from good client activity, while strong equity capital markets drove a fourfold increase in Equities.

Portfolio management and origination grew 39% as financial institutions and corporate clients refinanced through the debt capital markets. The refocused credit and mortgage markets delivered a much improved result from greater liquidity and a more positive trading environment.

Despite quarterly movement in the Group's credit spreads, overall spreads remained broadly flat over the year resulting in a small loss from movements in the fair value of own debt compared with a £357 million gain in 2008.

Expenses increased 17%, reflecting higher performance-related costs and the impact of adverse exchange rate movements, partly offset by restructuring and efficiency benefits. Less than half of the change in staff costs related to increases in 2009 bonus awards.

Global Banking & Markets continued

2009 compared with 2008 continued
Staff costs represented 26% of income. The Group introduced new deferral policies in 2009, which have led to changes in accrual patterns. Adjusting for both 2008 and 2009 deferrals, GBM's compensation ratio in 2009 would have been 28%.

Higher impairments principally reflected a large individual failure recognised in the third quarter. Impairments represented 0.6% of loans and advances to customers compared with 0.3% in the prior year, reflecting the marked reduction in loans and advances.

Total third party assets, excluding derivatives, were down 17%, or 13% at constant exchange rates, compared with 31 December 2008, driven by a 43% reduction in loans and advances as customers took advantage of favourable capital market conditions to raise alternative forms of finance to bank debt. This reduction was partially offset by an increase in liquid assets.

Risk-weighted assets decreased 19%, or 15% at constant exchange rates, reflecting the fall in third party assets and the Group's continued focus on reducing its risk profile and balance sheet usage.

RBS Insurance

	2010 £m	2009 £m	2008 £m
Earned premiums	4,459	4,519	4,512
Reinsurers' share	(148)	(165)	(206)
Net premium income	4,311	4,354	4,306
Fees and commissions	(409)	(366)	(396)
Instalment income	144	142	131
Other income	46	25	7
Total income	4,092	4,155	4,048
Net claims	(3,961)	(3,635)	(3,032)
Underwriting profit	131	520	1,016
Staff expenses	(266)	(267)	(286)
Other expenses	(170)	(222)	(225)
Total direct expenses	(436)	(489)	(511)
Indirect expenses	(267)	(270)	(261)
	(703)	(759)	(772)
Technical result	(572)	(239)	244
Impairment losses	—	(8)	(42)
Investment income	277	305	382
Operating (loss)/profit	(295)	58	584
Analysis of income by product			
Personal lines motor excluding broker			
- own brands	1,787	1,783	1,674
- partnerships	272	301	320
Personal lines home excluding broker			
- own brands	474	443	415
- partnerships	378	381	385
Personal lines other excluding broker			
- own brands	192	191	185
- partnerships	144	212	173
Other			
- commercial	299	305	319
- international	316	288	267
- other (1)	230	251	310
Total income	4,092	4,155	4,048
In-force policies (000's)			
Personal lines motor excluding broker			
- own brands	4,162	4,762	4,396
- partnerships	645	844	951
Personal lines home excluding broker			
- own brands	1,758	1,717	1,516
- partnerships	1,850	1,918	1,993
Personal lines other excluding broker			
- own brands	2,005	2,319	1,936
- partnerships	8,177	7,335	7,814
Other			
- commercial	284	273	266
- international	1,082	944	949
- other (1)	644	1,123	1,246
Total in-force policies (2)	20,607	21,235	21,069
Gross written premiums (£m)	4,298	4,480	4,384

For notes relating to this table refer to page 98.

RBS Insurance continued

	2010	2009	2008
Performance ratios			
Return on equity (3)	(7.9%)	1.7%	18.3%
Loss ratio (4)	92%	84%	70%
Commission ratio (5)	10%	9%	10%
Expense ratio (6)	13%	14%	14%
Combined operating ratio (7)	115%	106%	94%
Balance sheet			
General insurance reserves - total (£m)	7,559	7,030	6,673

Notes:
(1) Other is predominantly made up of the discontinued personal lines broker business.
(2) Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card repayment payment protection.
(3) Divisional return on equity is based on divisional operating (loss)/profit after tax, divided by divisional average notional equity (based on regulatory capital).
(4) Loss ratio is based on net claims divided by net premium income for the UK businesses.
(5) Commission ratio is based on fees and commissions divided by gross written premium income for the UK businesses.
(6) Expense ratio is based on expenses (excluding fees and commissions) divided by gross written premium income for the UK businesses.
(7) Combined operating ratio is expenses (including fees and commissions) divided by gross written premium income, added to the loss ratio, for the UK businesses.

2010 compared with 2009

RBS Insurance has embarked on a significant programme of investment designed to achieve a substantial lift in operational and financial performance, ahead of the planned divestment of the business, with a current target date of 2012. This programme encompasses the enhancement of pricing capability, transformation of claims operations and expense reduction, together with a range of other improvements across the business, including a greater focus on capital management.

2010 as a whole was a disappointing profit year, impacted by significant reserve strengthening for bodily injury claims and severe weather, resulting in a loss of £295 million.

Income was down 2% (£63 million) against 2009, driven by a managed reduction in the risk of the UK motor book, largely offset by significant price increases:

- This de-risking was achieved by a combination of rating action to reduce the mix of higher-risk drivers, and the partial or total exit of higher risk business lines (significantly scaling back the fleet and taxi business and the exit of personal lines business sold through insurance brokers). As a result in-force motor policies fell 14% compared with 2009.
- Even with the significant reduction in the risk mix of the book, average motor premiums were up 7% in the year, due to significant price increases. The prices of like-for-like policies have increased by 35-40% over the last year. These increases were in addition to the significant increases achieved in 2009.

Initiatives to grow ancillary income were also implemented during the year resulting in revenues of £46 million in 2010 (£25 million in 2009). Away from UK motor, overall home gross written premiums grew by 2%. This included the exit from less profitable business in line with overall strategy. Our underlying own brands business continues to grow successfully, with gross written premiums increasing 4%.

The International business continued to invest in growth in 2010 with gross written premiums of £425 million up 20% on 2009. The Italian business successfully grew to a market share approaching 30% of the direct insurer market. The German business grew 7% and is well positioned to take advantage of the emerging shift to direct/internet distribution in that market.

Several programmes to further improve the overall efficiency of the business took effect during the year, including a reduction of six sites and operational process improvements, which will continue to improve efficiency.

Total in-force policies declined by 3%, driven by a fall of 14% in motor policies. This was partly offset by higher travel policies, up 64% with new business from a partnership with Nationwide Building Society commencing in Q4 2010. The personal lines broker segment overall declined by 43%, in line with business strategy.

Underwriting income declined by £63 million, with lower motor premium income, driven by rating action. Increased fees and commissions reflected profit sharing arrangements with UK Retail in relation to insurance distribution to bank customers. Investment income was £28 million lower, reflecting the impact of low interest rates on returns on the investment portfolio as well as lower gains realised on the sale of investments.

Net claims were £326 million higher than in 2009, driven by increases to bodily injury reserves relating to prior years, including allowance for higher claims costs in respect of Periodic Payment Orders due to an increased settlement rate of such claims. Although bodily injury frequency has stabilised, severity has continued to deteriorate. Claims were also impacted by the adverse weather experienced in the first and fourth quarters.

Expenses were down 7%, driven by lower industry levies and marketing costs.

2009 compared with 2008

Operating profit was severely affected by the rising costs of bodily injury claims, declining to £58 million. Significant price increases were implemented in the latter part of the year to mitigate the industry trend of rising claims costs.

Income grew by 3%, with premium income stable but lower reinsurance costs. Investment income was 20% lower, reflecting the impact of low interest rates and returns on the investment portfolio partially offset by gains realised on the sale of equity investments.

In-force policies grew by 1%, driven by the success of own brands, up 12%. Churchill and Privilege have benefited from deployment on selected price comparison websites, with motor policy numbers up 19% and 3% respectively, and home policies up 32% and 109% respectively, compared with prior year. Direct Line motor and home policies grew by 4% and 2% respectively. The partnerships and broker segment declined by 10% in line with business strategy.

Expenses fell by 2% in 2009, with wage inflation, higher industry levies and professional fees offset by cost efficiencies, reduction in headcount and lower marketing expenditure.

Net claims were 20% higher than in 2008 driven by a £448 million increase in bodily injury claims as well as by adverse weather experienced in the fourth quarter. Significant price increases were implemented in the latter part of the year to mitigate the industry trend of rising claims costs, and additional significant initiatives have also been undertaken to adapt pricing models and enhance claims management.

The UK combined operating ratio, including business services costs, was 106% compared with 94% in the previous year, with the impact of the increase in reserves for bodily injury claims and the bad weather experience only partially mitigated by commission and expense ratio improvement.

Central items

	2010 £m	2009 £m	2008 £m
Central items not allocated before fair value of own debt	577	385	150
Fair value of own debt	35	(93)	875
Central items not allocated	612	292	1,025

Note:
(1) Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions, based on direct service usage, requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

2010 compared with 2009

Central items not allocated before fair value of own debt, including available-for-sale (AFS) gains of £237 million and one-off VAT recovery in 2010 of £170 million, amounted to a net credit of £577 million, an increase of £192 million on 2009.

The Group's credit spreads have fluctuated over the course of the year, but ended the year slightly wider, resulting in an overall annual decrease in the carrying value of own debt.

2009 compared with 2008

Items not allocated during the year amounted to a net credit of £292 million. The Group's credit spreads have fluctuated over the course of the year, but ended the year slightly tighter, resulting in an increase in the carrying value of own debt. This was offset by a net credit on unallocated Group Treasury items, including the impact of economic hedges that do not qualify for IFRS hedge accounting. 2008 results included some significant disposal gains.

Non-Core

	2010 £m	2009 £m	2008 £m
Net interest income	1,959	1,534	2,156
Net fees and commissions	471	510	912
Loss from trading activities	(31)	(5,161)	(7,739)
Insurance net premium income	702	784	986
Other operating income			
- rental income	752	690	682
- other (1)	(820)	(658)	(29)
Non-interest income	1,074	(3,835)	(5,188)
Total income	3,033	(2,301)	(3,032)
Direct expenses			
- staff	(731)	(851)	(988)
- operating lease depreciation	(452)	(402)	(475)
- other	(642)	(642)	(681)
Indirect expenses	(500)	(552)	(539)
	(2,325)	(2,447)	(2,683)
Operating profit/(loss) before other operating charges and impairment losses	708	(4,748)	(5,715)
Insurance net claims	(737)	(588)	(700)
Impairment losses	(5,476)	(9,221)	(4,936)
Operating loss	(5,505)	(14,557)	(11,351)
Analysis of income by business			
Banking & portfolios	550	(1,338)	2,324
International businesses & portfolios	1,922	2,262	2,980
Markets	561	(3,225)	(8,336)
Total income	3,033	(2,301)	(3,032)
Performance ratios			
Net interest margin	1.16%	0.69%	0.87%
Cost:income ratio	77%	(106%)	(88%)
Adjusted cost:income ratio	101%	(85%)	(72%)

	£bn	£bn	£bn
Capital and balance sheet (2,3)			
Total third party assets (excluding derivatives)	137.9	201.0	257.9
Total third party assets (including derivatives)	153.9	220.9	342.9
Loans and advances to customers (gross)	108.4	149.5	191.4
Customer deposits	6.7	12.6	27.4
Risk elements in lending	23.4	22.9	11.1
Risk-weighted assets	153.7	171.3	170.9

Notes:
(1) Includes losses on disposals of £504 million for the year ended 31 December 2010.
(2) Includes disposal groups.
(3) Includes RBS Sempra Commodities JV: 2010 third party assets (TPAs) £6.7 billion; RWAs £4.3 billion (2009 TPAs £14.2 billion; RWAs £10.2 billion).

Non-Core continued

	2010 £m	2009 £m	2008 £m
(Loss)/income from trading activities			
Monoline exposures	(5)	(2,387)	(3,121)
Credit derivative product companies	(139)	(947)	(615)
Asset-backed products (1)	235	(288)	(3,220)
Other credit exotics	77	(558)	(935)
Equities	(17)	(47)	(947)
Leveraged finance	—	—	(1,088)
Banking book hedges	(82)	(1,613)	1,690
Other (2)	(100)	679	497
	(31)	(5,161)	(7,739)
Impairment losses			
Banking & portfolios	1,311	4,215	938
International businesses & portfolios	4,217	4,494	1,832
Markets	(52)	512	2,166
Total impairment losses	5,476	9,221	4,936
Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)			
Banking & portfolios	2.2%	4.9%	0.9%
International businesses & portfolios	7.9%	6.6%	2.3%
Markets	0.1%	5.2%	9.4%
	4.9%	5.7%	2.2%

	£bn	£bn	£bn
Gross customer loans and advances			
Banking & portfolios	55.6	82.0	97.0
International businesses & portfolios	52.5	65.6	79.9
Markets	0.3	1.9	14.5
	108.4	149.5	191.4
Risk-weighted assets			
Banking & portfolios	51.2	58.2	63.1
International businesses & portfolios	37.5	43.8	50.1
Markets	65.0	69.3	57.7
	153.7	171.3	170.9

Third party assets (excluding derivatives)	31 December 2009 £bn	Run-off £bn	Disposals/ restructuring £bn	Drawings/ roll overs £bn	Impairments £bn	FX £bn	31 December 2010 £bn
Commercial real estate	51.3	(6.2)	(1.4)	3.2	(4.6)	0.3	42.6
Corporate	82.6	(12.0)	(13.0)	2.0	(0.2)	0.4	59.8
SME	3.9	(0.2)	—	0.1	(0.1)	—	3.7
Retail	19.9	(7.7)	(2.6)	0.1	(0.6)	(0.1)	9.0
Other	4.7	(2.1)	(0.4)	0.3	—	—	2.5
Markets	24.4	(3.0)	(9.8)	1.3	—	0.7	13.6
Total (excluding derivatives)	186.8	(31.2)	(27.2)	7.0	(5.5)	1.3	131.2
Markets - RBS Sempra Commodities JV	14.2	(1.7)	(6.3)	—	—	0.5	6.7
Total (4)	201.0	(32.9)	(33.5)	7.0	(5.5)	1.8	137.9

Notes:
(1) Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2) Includes profits in RBS Sempra Commodities JV of £19 million (2009 - £770 million; 2008 - £764 million).
(3) Includes disposal groups.
(4) £12 billion of disposals have been signed as of 31 December 2010 but are pending closing (2009 - £3 billion; 2008 - nil).

Loan impairment losses by donating division and sector	2010 £m	2009 £m	2008 £m
UK Retail			
Mortgages	5	6	1
Personal	8	47	42
Other	—	—	62
Total UK Retail	13	53	105
UK Corporate			
Manufacturing and infrastructure	26	87	42
Property and construction	437	651	281
Transport	3	10	(3)
Banks and financials	69	102	4
Lombard	129	95	61
Invoice finance	(3)	3	—
Other	169	729	142
Total UK Corporate	830	1,677	527
Ulster Bank			
Mortgages	42	42	6
Commercial investment and development	699	303	9
Residential investment and development	1,690	716	229
Other	251	217	60
Other EMEA	52	106	116
Total Ulster Bank	2,734	1,384	420
US Retail & Commercial			
Auto and consumer	82	136	140
Cards	23	130	63
SBO/home equity	277	452	321
Residential mortgages	4	54	6
Commercial real estate	185	224	54
Commercial and other	17	83	20
Total US Retail & Commercial	588	1,079	604
Global Banking & Markets			
Manufacturing and infrastructure	(290)	1,404	1,280
Property and construction	1,296	1,413	710
Transport	33	178	12
Telecoms, media & technology	9	545	55
Banks and financials	196	620	870
Other	14	567	177
Total Global Banking & Markets	1,258	4,727	3,104
Other			
Wealth	51	251	174
Global Transaction Services	—	49	(2)
Central items	2	1	4
Total Other	53	301	176
Total impairment losses	5,476	9,221	4,936

Non-Core continued

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector	2010 £bn	2009 £bn	2008 £bn
UK Retail			
Mortgages	1.6	1.9	2.2
Personal	0.4	0.7	1.1
Total UK Retail	2.0	2.6	3.3
UK Corporate			
Manufacturing and infrastructure	0.3	0.3	0.3
Property and construction	11.4	14.1	11.3
Lombard	1.7	2.9	3.7
Invoice finance	—	0.4	0.7
Other	13.6	17.2	22.1
Total UK Corporate	27.0	34.9	38.1
Ulster Bank			
Mortgages	—	6.0	6.5
Commercial investment and development	5.6	3.0	2.9
Residential investment and development	7.1	5.6	5.9
Other	1.9	1.1	1.1
Other EMEA	0.4	1.0	1.3
Total Ulster Bank	15.0	16.7	17.7
US Retail & Commercial			
Auto and consumer	2.6	3.2	4.2
Cards	0.1	0.5	0.7
SBO/home equity	3.2	3.7	5.2
Residential mortgages	0.7	0.8	1.1
Commercial real estate	1.5	1.9	3.0
Commercial and other	0.5	0.9	1.4
Total US Retail & Commercial	8.6	11.0	15.6
Global Banking & Markets			
Manufacturing and infrastructure	8.7	17.5	
Property and construction	19.6	25.7	
Transport	5.5	5.8	
Telecoms, media and technology	0.9	3.2	
Banks and financials	12.0	16.0	
Other	9.0	13.5	
Total Global Banking & Markets	55.7	81.7	104.8
Other			
Wealth	0.4	2.6	3.6
Global Transaction Services	0.3	0.8	1.4
RBS Insurance	0.2	0.2	0.2
Central items	(1.0)	(3.2)	—
Total Other	(0.1)	0.4	5.2
Gross loans and advances to customers (excluding reverse repurchase agreements)	108.2	147.3	184.7

2010 compared with 2009

By the end of 2010 third party assets (excluding derivatives) had decreased to £138 billion, £5 billion lower than the end of year target, as a result of a successful disposal strategy, managed portfolio run-off and impairments.

2010 operating losses in Non-Core were 62% lower than those recorded in 2009. The improvement in performance was driven by significantly lower trading losses, reduced expenses and a marked decline in impairments.

Losses from trading activities declined from £5,161 million for 2009 to £31 million for 2010 as underlying asset prices recovered, offset by continuing weakness in credit spreads. The division has recorded profits on the disposal of many asset-backed securities positions. In addition, a significantly smaller loss of £161 million was recorded on banking book hedges as spreads tightened, compared with £1,728 million in 2009.

Staff expenses fell by 14% over the year, largely driven by the impact of business divestments, including a number of country exits and the disposal of substantially all of the Group's interest in the RBS Sempra Commodities JV.

Impairments were £3,745 million lower than 2009. The decline reflects the overall improvement in the economic environment, although still high loss rates reflect the difficult conditions experienced in specific sectors, including both UK and Irish commercial property sectors.

Wholesale country exits completed during 2010 were Chile, Colombia, Pakistan and Taiwan.

Risk-weighted assets decreased by £18 billion (10%), reflecting active management to reduce trading book risk and disposals, partially offset by the impact of regulatory changes (£30 billion) and more conservative weightings applied to large corporate exposures.

2009 compared with 2008

Losses from trading activities have declined significantly as underlying asset prices rallied. Mark-to-market values for exposures such as monolines, super senior high grade collateralised debt obligations, and many negative basis trade asset classes have risen over the course of 2009. However, the £1.6 billion gain recorded on banking book hedging in 2008 unwound over the course of the year to a loss of £1.6 billion in 2009, as spreads continued to tighten throughout the year, ending almost in line with origination levels.

Impairment losses increased to £9.2 billion, reflecting continued weakness in the economic environment, particularly across the corporate and property sectors. There were signs of a slowdown in the rate of provisioning towards the end of the year.

Staff costs decreased by 14% over the year, or by 20% at constant exchange rates, due to headcount reductions and business divestments, notably Linea Directa and Tesco Personal Finance. Lower depreciation charges followed the 2008 sale of the Angel Trains business.

Third party assets, excluding derivatives, decreased by £56.9 billion in the year as the division has run down exposures and pursued opportunities to dispose of loan portfolios. Sales of equity stakes, including Bank of China, were concluded while further disposals announced in 2009, including Asian retail and commercial operations, are moving towards completion in 2010.

Risk-weighted assets increased by 0.2% in 2009, and at constant exchange rates increased by 3%. The reduction of 15% since 30 September 2009, reflects active management to reduce trading book exposures, largely offset by the impact of procyclicality, monoline downgrades and adverse market risk.

Consolidated balance sheet at 31 December 2010

	Pro forma			Statutory		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Assets						
Cash and balances at central banks	57,014	51,548	11,830	57,014	52,261	12,400
Net loans and advances to banks	57,909	48,777	70,728	57,911	56,656	79,426
Reverse repurchase agreements and stock borrowing	42,607	35,097	58,771	42,607	35,097	58,771
Loans and advances to banks	100,516	83,874	129,499	100,518	91,753	138,197
Net loans and advances to customers	502,748	554,654	691,976	502,748	687,353	835,409
Reverse repurchase agreements and stock borrowing	52,512	41,040	39,289	52,512	41,040	39,313
Loans and advances to customers	555,260	595,694	731,265	555,260	728,393	874,722
Debt securities	217,480	249,095	253,159	217,480	267,254	267,549
Equity shares	22,198	15,960	22,198	22,198	19,528	26,330
Settlement balances	11,605	12,024	17,812	11,605	12,033	17,832
Derivatives	427,077	438,199	991,495	427,077	441,454	992,559
Intangible assets	14,448	14,786	16,415	14,448	17,847	20,049
Property, plant and equipment	16,543	17,773	17,181	16,543	19,397	18,949
Deferred tax	6,373	6,492	5,786	6,373	7,039	7,082
Prepayments, accrued income and other assets	12,568	18,604	21,573	12,576	20,985	24,402
Assets of disposal groups	11,552	18,432	480	12,484	18,542	1,581
Total assets	1,452,634	1,522,481	2,218,693	1,453,576	1,696,486	2,401,652
Liabilities						
Bank deposits	65,938	115,642	178,943	66,051	104,138	174,378
Repurchase agreements and stock lending	32,739	38,006	83,666	32,739	38,006	83,666
Deposits by banks	98,677	153,648	262,609	98,790	142,144	258,044
Customers deposits	428,599	414,251	460,318	428,599	545,849	581,369
Repurchase agreements and stock lending	82,094	68,353	58,143	82,094	68,353	58,143
Customer accounts	510,693	482,604	518,461	510,693	614,202	639,512
Debt securities in issue	218,372	246,329	269,458	218,372	267,568	300,289
Settlement balances	10,991	10,412	11,728	10,991	10,413	11,741
Short positions	43,118	40,463	42,536	43,118	40,463	42,536
Derivatives	423,967	421,534	969,409	423,967	424,141	971,364
Accruals, deferred income and other liabilities	23,074	24,624	24,140	23,089	30,327	31,482
Retirement benefit liabilities	2,288	2,715	1,564	2,288	2,963	2,032
Deferred tax	2,111	2,161	3,177	2,142	2,811	4,165
Insurance liabilities	6,794	7,633	7,480	6,794	10,281	9,976
Subordinated liabilities	27,053	31,538	43,678	27,053	37,652	49,154
Liabilities of disposal groups	8,940	18,857	138	9,428	18,890	859
Total liabilities	1,376,078	1,442,518	2,154,378	1,376,725	1,601,855	2,321,154
Non-controlling interests	1,424	2,227	5,436	1,719	16,895	21,619
Owners' equity	75,132	77,736	58,879	75,132	77,736	58,879
Total equity	76,556	79,963	64,315	76,851	94,631	80,498
Total liabilities and equity	1,452,634	1,522,481	2,218,693	1,453,576	1,696,486	2,401,652

Commentary on consolidated balance sheet - pro forma

2010 compared with 2009

Total assets of £1,452.6 billion at 31 December 2010 were down £69.8 billion, 5%, compared with 31 December 2009. This principally reflects the continuing planned disposal of Non-Core assets, together with a reduction in the level of debt securities and mark-to-market value of derivatives in Global Banking & Markets.

Cash and balances at central banks were up £5.5 billion, 11%, to £57.0 billion due to an improvement in the Group's structural liquidity position during 2010.

Loans and advances to banks increased by £16.6 billion, 20%, to £100.5 billion. Reverse repurchase agreements and stock borrowing ('reverse repos') were up £7.5 billion, 21%, to £42.6 billion and bank placings rose £9.1 billion, 19%, to £57.9 billion, primarily as a result of the investment of surplus liquidity in short-term assets.

Loans and advances to customers were down £40.4 billion, 7%, at £555.3 billion. Within this, reverse repurchase agreements were up £11.5 billion, 28%, to £52.5 billion. Customer lending decreased by £51.9 billion to £502.7 billion or £48.9 billion before impairment provisions. This reflected planned reductions in Non-Core of £39.7 billion along with declines in Global Banking & Markets £16.7 billion, US Retail & Commercial, £2.6 billion and Ulster Bank, £2.0 billion. These were partially offset by growth in UK Retail, £5.4 billion, Wealth, £2.4 billion and Global Transaction Services, £1.7 billion, together with the effect of exchange rate and other movements, £2.6 billion.

Debt securities were down £31.6 billion, 13%, to £217.5 billion driven mainly by reductions in Global Banking & Markets.

The value of derivative assets were down £11.1 billion, 3%, to £427.1 billion, primarily reflecting a decrease in interest contracts, movements in five to ten year interest yields, and the combined effect of currency movements, with Sterling weakening against the dollar but strengthening against the Euro.

The reduction in assets and liabilities of disposal groups resulted from completion of disposals of certain of the Group's Asian and Latin American businesses, and substantially all of the RBS Sempra Commodities JV business.

Deposits by banks declined £55.0 billion, 36%, to £98.7 billion, with reduced inter-bank deposits, down £49.7 billion, 43%, to £65.9 billion and lower repurchase agreements and stock lending ('repos'), down £5.3 billion, 14%, to £32.7 billion.

Customer accounts rose £28.1 billion, 6%, to £510.7 billion. Within this, repos increased £13.7 billion, 20%, to £82.1 billion. Excluding repos, customer deposits were up £14.3 billion, 3%, to £428.6 billion, reflecting growth in UK Corporate, £12.2 billion, Global Transaction Services £7.8 billion, UK Retail, £7.0 billion, Ulster Bank, £1.7 billion and Wealth, £0.8 billion, together with exchange rate and other movements of £3.0 billion. This was partially offset by decreases in Global Banking & Markets, £8.3 billion, US Retail & Commercial, £4.0 billion and Non-Core, £5.9 billion.

Debt securities in issue were down £28.0 billion, 11% to £218.4 billion. Reductions in the level of certificates of deposit and commercial paper in Global Banking & Markets were partially offset by a programme of new term issuances totalling £38.4 billion.

Subordinated liabilities decreased by £4.5 billion, 14% to £27.1 billion. This reflected the redemption of £2.6 billion undated loan capital, debt preference shares and trust preferred securities under the liability management exercise completed in May, together with the conversion of £0.8 billion US dollar and Sterling preference shares and the redemption of £1.6 billion of other dated and undated loan capital, which were partially offset by the effect of exchange rate movements and other adjustments of £0.5 billion.

The Group's non-controlling interests decreased by £0.8 billion, 36%, to £1.4 billion, primarily reflecting the disposal of the majority of the RBS Sempra Commodities JV business, £0.6 billion, and the life assurance business, £0.2 billion.

Owner's equity decreased by £2.6 billion, 3%, to £75.1 billion. This was driven by the partial redemption of preference shares and paid-in equity, £3.1 billion less related gains of £0.6 billion, the attributable loss for the period, £1.1 billion, together with an increase in own shares held of £0.7 billion and higher losses in available-for-sale reserves, £0.3 billion. Offsetting these reductions were the issue of £0.8 billion ordinary shares on conversion of US dollar and Sterling denominated non-cumulative preference shares classified as debt and exchange rate and other movements, £1.2 billion.

Commentary on consolidated balance sheet - statutory

2010 compared with 2009

Total assets of £1,453.6 billion at 31 December 2010 were down £242.9 billion, 14%, compared with 31 December 2009. This principally reflects the disposal of the RFS minority interest, the continuing planned disposal of Non-Core assets, together with a reduction in the level of debt securities and the mark-to-market value of derivatives.

Cash and balances at central banks were up £4.8 billion, 9%, to £57.0 billion principally due to an improvement in the Group's structural liquidity position during 2010.

Loans and advances to banks increased by £8.8 billion, 10%, to £100.5 billion. Adjusting for the disposal of the RFS minority interest, the increase was £16.6 billion, 20%. Reverse repurchase agreements and stock borrowing ('reverse repos') were up £7.5 billion, 21% to £42.6 billion and bank placings rose £9.1 billion, 19%, to £57.9 billion, primarily as a result of the investment of surplus liquidity in short-term assets.

Loans and advances to customers decreased £173.1 billion, 24%, to £555.3 billion. Excluding the disposal of the RFS minority interest, lending to customers was down £40.4 billion, 7%. Within this, reverse repurchase agreements were up £11.5 billion, 28%, to £52.5 billion. Customer lending decreased by £51.9 billion to £502.7 billion or £48.9 billion before impairment provisions. This reflected planned reductions in Non-Core of £39.7 billion along with declines in Global Banking & Markets, £16.7 billion, US Retail & Commercial, £2.6 billion and Ulster Bank, £2.0 billion. These were partially offset by growth in UK Retail, £5.4 billion, Wealth, £2.4 billion and Global Transaction Services, £1.7 billion, together with the effect of exchange rate and other movements, £2.6 billion.

Debt securities were down £49.8 billion, 19%, to £217.5 billion, or £31.6 billion, 13%, adjusting for the disposal of the RFS minority interest, driven mainly by reductions in Global Banking & Markets.

The value of derivative assets were down £14.4 billion, 3%, to £427.1 billion, primarily reflecting a decrease in interest contracts, movements in five to ten year interest yields, and the combined effect of currency movements, with Sterling weakening against the dollar but strengthening against the Euro.

The reduction in assets and liabilities of disposal groups resulted from the completion of disposals of certain of the Group's Asian and Latin American businesses, and substantially all of the RBS Sempra Commodities JV business.

Deposits by banks declined £43.4 billion, 31%, to £98.8 billion or £55.0 billion, 36% following the disposal of the RFS minority interest, with reduced inter-bank deposits, down £49.7 billion, 43%, to £65.9 billion and lower repurchase agreements and stock lending ('repos'), down £5.3 billion, 14%, to £32.7 billion.

Customer accounts decreased £103.5 billion, 17%, to £510.7 billion but were up £28.1 billion, 6%, excluding the disposal of the RFS minority interest. Within this, repos increased £13.7 billion, 20%, to £82.1 billion. Excluding repos, customer deposits were up £14.3 billion, 3%, to £428.6 billion, reflecting growth in UK Corporate, £12.2 billion, Global Transaction Services, £7.8 billion, UK Retail, £7.0 billion, Ulster Bank, £1.7 billion and Wealth, £0.8 billion, together with exchange rate and other movements of £3.0 billion. This was partially offset by decreases in Global Banking & Markets, £8.3 billion, US Retail & Commercial, £4.0 billion and Non-Core, £5.9 billion.

Debt securities in issue were down £49.2 billion, 18%, to £218.4 billion. Excluding the RFS minority interest disposal, they declined £28.0 billion, 11%, to £218.4 billion. Reductions in the level of certificates of deposit and commercial paper in Global Banking & Markets were partially offset by a programme of new term issuances totalling £38.4 billion.

Subordinated liabilities decreased by £10.6 billion, 28% to £27.1 billion or £4.5 billion, 14% excluding the disposal of the RFS minority interest. This reflected the redemption of £2.6 billion undated loan capital, debt preference shares and trust preferred securities under the liability management exercise completed in May, together with the conversion of £0.8 billion US dollar and Sterling preference shares and the redemption of £1.6 billion of other dated and undated loan capital, which were partially offset by the effect of exchange rate movements and other adjustments of £0.5 billion.

The Group's non-controlling interests decreased by £15.2 billion, primarily reflecting the disposal of the RFS minority interest, £14.4 billion, the majority of the RBS Sempra Commodities JV business, £0.6 billion, and the life assurance business, £0.2 billion.

Owner's equity decreased by £2.6 billion, 3%, to £75.1 billion. This was driven by the partial redemption of preference shares and paid-in equity, £3.1 billion less related gains of £0.6 billion, the attributable loss for the period, £1.1 billion, together with an increase in own shares held of £0.7 billion and higher losses in available-for-sale reserves, £0.3 billion. Offsetting these reductions were the issue of £0.8 billion ordinary shares on conversion of US dollar and Sterling non-cumulative preference shares classified as debt and exchange rate and other movements, £1.2 billion.

Commentary on consolidated balance sheet - pro forma

2009 compared with 2008

Total assets of £1,522.5 billion at 31 December 2009 were down £696.2 billion, 31%, compared with 31 December 2008, principally reflecting substantial repayments of customer loans and advances, as corporate customer demand fell and corporates looked to deleverage their balance sheets. Lending to banks also fell in line with significantly reduced wholesale funding activity. There were also significant falls in the value of derivative assets, with a corresponding reduction in derivative liabilities.

Cash and balances at central banks were up £39.7 billion to £51.5 billion due to the placing of short-term cash surpluses, including the proceeds from the issue of B shares in December, with central banks.

Loans and advances to banks decreased by £45.6 billion, 35%, to £83.9 billion with reverse repurchase agreements and stock borrowing ('reverse repos') down by £23.7 billion, 40% to £35.1 billion and lower bank placings, down £22.0 billion, 31%, to £48.8 billion, largely as a result of reduced wholesale funding activity in Global Banking & Markets.

Loans and advances to customers were down £135.6 billion, 19%, at £595.7 billion. Within this, reverse repos increased by 4%, £1.8 billion to £41.0 billion. Excluding reverse repos, lending decreased by £137.3 billion to £554.7 billion or by £131.6 billion, 19%, before impairment provisions. This reflected reductions in Global Banking & Markets of £71.4 billion, and planned reductions in Non-Core of £30.1 billion, including a £3.2 billion transfer to disposal groups in respect of RBS Sempra Commodities JV and the Asian and Latin American businesses. There were also reductions in US Retail & Commercial, £7.4 billion; UK Corporate, £5.4 billion; Ulster Bank, £1.8 billion; and the effect of exchange rate movements, £22.8 billion, following the strengthening of sterling during the year, partially offset by growth in UK Retail of £9.2 billion, and in Wealth of £1.4 billion.

Debt securities decreased by £4.1 billion, 2%, to £249.1 billion and equity shares decreased by £6.2 billion, 28%, to £16.0 billion, principally due to the sale of the Bank of China investment and lower holdings in Global Banking & Markets and Non-Core, largely offset by growth in Group Treasury, in part reflecting an £18.0 billion increase in the gilt liquidity portfolio.

Settlement balances were down £5.8 billion, 32%, at £12.0 billion as a result of lower customer activity.

Movements in the value of derivative assets, down £553.3 billion, 56%, to £438.2 billion, and liabilities, down £547.9 billion, 57%, to £421.5 billion, reflect the easing of market volatility, the strengthening of sterling and significant tightening in credit spreads in the continuing low interest rate environment.

Increases in assets and liabilities of disposal groups reflect the inclusion of the RBS Sempra Commodities JV business and the planned sale of a number of the Group's retail and commercial activities in Asia and Latin America.

Deposits by banks declined by £109.0 billion, 41%, to £153.6 billion, due to a decrease in repurchase agreements and stock lending ('repos'), down £45.7 billion, 55%, to £38.0 billion and reduced inter- bank deposits, down £63.3 billion, 35%, to £115.6 billion, principally in Global Banking & Markets reflecting reduced reliance on wholesale funding.

Customer accounts were down £35.9 billion, 7%, to £482.6 billion. Within this, repos increased £10.2 billion, 18%, to £68.4 billion. Excluding repos, deposits were down £46.1 billion, 10%, to £414.3 billion, primarily due to reductions in Global Banking & Markets, down £43.6 billion; Non-Core, £13.0 billion, including the transfer of £8.9 billion to disposal groups; and Ulster Bank, £1.2 billion; together with exchange rate movements, £11.3 billion, offset in part by growth across all other divisions, up £23.0 billion.

Debt securities in issue were down £23.1 billion, 9% to £246.3 billion, mainly as a result of movements in exchange rates together with reductions in Global Banking & Markets and Non-Core.

Retirement benefit liabilities increased by £1.2 billion, 74%, to £2.7 billion, with net actuarial losses of £3.8 billion, arising from lower discount rates and higher assumed inflation, partially offset by curtailment gains of £2.1 billion due to changes in prospective pension benefits.

Subordinated liabilities were down £12.1 billion, 28% to £31.5 billion, reflecting the redemption of £5.0 billion undated loan capital, £1.5 billion trust preferred securities and £2.7 billion dated loan capital, together with the effect of exchange rate movements and other adjustments, £2.9 billion.

Equity non-controlling interests decreased by £3.2 billion, 59%, to £2.2 billion. Equity withdrawals of £3.1 billion, due to the disposal of the investment in the Bank of China attributable to minority shareholders and the redemption, in part, of certain trust preferred securities, the recycling of related available-for-sale reserves to income, £0.4 billion, and dividends paid of £0.3 billion, were partially offset by attributable profits of £0.6 billion.

Owners' equity increased by £18.9 billion, 32% to £77.7 billion. The issue of B shares to HM Treasury in December 2009 raised £25.1 billion, net of expenses, and was offset in part by the creation of a £1.2 billion reserve in respect of contingent capital B shares. The placing and open offer in April 2009 raised £5.3 billion to fund the redemption of the £5.0 billion preference shares issued to HM Treasury in December 2008. Actuarial losses, net of tax, of £2.7 billion, the attributable loss for the period, £2.7 billion, exchange rate movements of £1.9 billion, the payment of other owners' dividends of £0.9 billion including £0.3 billion to HM Treasury on the redemption of preference shares, and partial redemption of paid-in equity, £0.3 billion, were partly offset by increases in available-for-sale reserves, £1.8 billion, cash flow hedging reserves, £0.6 billion, and the equity owners gain on withdrawal of non-controlling interests, net of tax, of £0.5 billion arising from the redemption of trust preferred securities.

Commentary on consolidated balance sheet - statutory

2009 compared with 2008

Total assets of £1,696.5 billion at 31 December 2009 were down £705.2 billion, 29%, compared with 31 December 2008, principally reflecting substantial repayments of customer loans and advances as corporate customer demand fell and corporates looked to deleverage their balance sheets. Lending to banks also fell in line with significantly reduced wholesale funding activity. There were also significant falls in the value of derivative assets, with a corresponding fall in derivative liabilities.

Cash and balances at central banks were up £39.9 billion to £52.3 billion due to the placing of short-term cash surpluses, including the proceeds from the issue of B shares in December, with central banks.

Loans and advances to banks decreased by £46.4 billion, 34%, to £91.8 billion with reverse repurchase agreements and stock borrowing ('reverse repos') down by £23.7 billion, 40% to £35.1 billion and lower bank placings, down £22.7 billion, 29%, to £56.7 billion largely as a result of reduced wholesale funding activity in Global Banking & Markets.

Loans and advances to customers were down £146.3 billion, 17%, at £728.4 billion. Within this, reverse repos increased by 4%, £1.7 billion to £41.0 billion. Excluding reverse repos, lending decreased by £148.0 billion, 18%, to £687.4 billion or by £141.8 billion, 17%, before impairment provisions. This reflected reductions in Global Banking & Markets of £71.4 billion, and planned reductions in Non-Core of £30.1 billion, including a £3.2 billion transfer to disposal groups in respect of RBS Sempra Commodities JV and the Asian and Latin American businesses. Reductions were also experienced in US Retail & Commercial, £7.4 billion; UK Corporate, £5.4 billion; Ulster Bank, £1.8 billion; and the effect of exchange rate movements, £33.1 billion, following the strengthening of sterling during the year, partially offset by growth in UK Retail of £9.2 billion, and in Wealth of £1.4 billion.

Debt securities were flat at £267.3 billion and equity shares decreased by £6.8 billion, 26%, to £19.5 billion, principally due to the sale of the Bank of China investment and lower holdings in Global Banking & Markets and Non-Core, largely offset by growth in Group Treasury, in part reflecting an £18.0 billion increase in the gilt liquidity portfolio, and in the RFS Holdings minority interest.

Settlement balances were down £5.8 billion, 33%, at £12.0 billion as a result of lower customer activity.

Movements in the value of derivative assets, down £551.1 billion, 56%, to £441.5 billion, and liabilities, down £547.2 billion, 56%, to £424.1 billion, reflect the easing of market volatility, the strengthening of sterling and significant tightening in credit spreads in the continuing low interest rate environment.

Increases in assets and liabilities of disposal groups reflect the inclusion of the RBS Sempra Commodities JV business and the planned sale of a number of the Group's retail and commercial activities in Asia and Latin America.

Deposits by banks declined by £115.9 billion, 45%, to £142.1 billion due to a decrease in repurchase agreements and stock lending ('repos'), down £45.7 billion, 55%, to £38.0 billion and reduced inter-bank deposits, down £70.2 billion, 40% to £104.1 billion principally in Global Banking & Markets, reflecting reduced reliance on wholesale funding, and in the RFS Holdings minority interest.

Customer accounts were down £25.3 billion, 4%, to £614.2 billion. Within this, repos increased £10.2 billion, 18%, to £68.4 billion. Excluding repos, deposits were down £35.5 billion, 6%, to £545.8 billion, primarily due to; reductions in Global Banking & Markets, down £43.6 billion; Non-Core, £13.0 billion; including the transfer of £8.9 billion to disposal groups; and Ulster Bank, £1.2 billion; together with exchange rate movements, £21.3 billion, offset in part by growth across all other divisions, up £23.0 billion, and in the RFS Holdings minority interest, up £20.6 billion.

Debt securities in issue were down £32.7 billion, 11% to £267.6 billion mainly as a result of movements in exchange rates, together with reductions in Global Banking & Markets, Non-Core and the RFS Holdings minority interest.

Retirement benefit liabilities increased by £0.9 billion, 46%, to £3.0 billion, with net actuarial losses of £3.7 billion, arising from lower discount rates and higher assumed inflation, partially offset by curtailment gains of £2.1 billion due to changes in prospective pension benefits.

Subordinated liabilities were down £11.5 billion, 23% to £37.7 billion, reflecting the redemption of £5.0 billion undated loan capital, £1.5 billion trust preferred securities and £2.7 billion dated loan capital, together with the effect of exchange rate movements and other adjustments, £2.9 billion, partly offset by the issue of £2.3 billion undated loan capital within the RFS Holdings minority interest.

Equity non-controlling interests decreased by £4.7 billion, 22%, to £16.9 billion. Equity withdrawals of £3.1 billion, due to the disposal of the investment in the Bank of China attributable to minority shareholders and the redemption, in part, of certain trust preferred securities, exchange rate movements of £1.4 billion, the recycling of related available-for-sale reserves to income, £0.5 billion, and dividends paid of £0.3 billion, were partially offset by attributable profits of £0.3 billion.

Owners' equity increased by £18.9 billion, 32% to £77.7 billion. The issue of B shares to HM Treasury in December 2009 raised £25.1 billion, net of expenses, and was offset in part by the creation of a £1.2 billion reserve in respect of contingent capital B shares. The placing and open offer in April 2009 raised £5.3 billion to fund the redemption of the £5.0 billion preference shares issued to HM Treasury in December 2008. Actuarial losses, net of tax, of £2.7 billion; the attributable loss for the period, £2.7 billion; exchange rate movements of £1.9 billion; the payment of other owners dividends of £0.9 billion including £0.3 billion to HM Treasury on the redemption of preference shares, and partial redemption of paid-in equity £0.3 billion were partly offset by increases in available-for-sale reserves, £1.8 billion; cash flow hedging reserves, £0.6 billion; and the equity owners gain on withdrawal of non-controlling interests, net of tax, of £0.5 billion arising from the redemption of trust preferred securities.

Cash flow

	2010 £m	2009 £m	2008 £m
Net cash flows from operating activities	19,291	(992)	(75,338)
Net cash flows from investing activities	3,351	54	16,997
Net cash flows from financing activities	(14,380)	18,791	15,102
Effects of exchange rate changes on cash and cash equivalents	82	(8,592)	29,209
Net increase/(decrease) in cash and cash equivalents	8,344	9,261	(14,030)

2010

The major factors contributing to the net cash inflow from operating activities of £19,291 million were the increase of £17,095 million in operating assets less operating liabilities, depreciation and amortisation of £2,220 million and income taxes received of £565 million, partly offset by the net operating loss before tax of £940 million from continuing and discontinued operations.

Net cash flows from investing activities of £3,351 million relate to the net inflows from sales of securities of £4,119 million and investments in business interests and intangibles of £3,446 million. This was partially offset by the outflow of £4,112 million from investing activities of discontinued operations.

Net cash outflow from financing activities of £14,380 million primarily arose from the redemption of non-controlling interests of £5,282 million, dividends paid of £4,240 million, repayment of subordinated liabilities of £1,588 million and the redemption of preference shares of £2,359 million.

2009

The major factors contributing to the net cash outflow from operating activities of £992 million were the net operating loss before tax of £2,696 million from continuing and discontinued operations, the decrease of £15,964 million in operating liabilities less operating assets, partly offset by the elimination of foreign exchange differences of £12,217 million and other items of £5,451 million.

Net cash flows from investing activities of £54 million relate to the net sales and maturities of securities of £2,899 million and a net cash inflow of £105 million in respect of other acquisitions and disposals less the net cash outflow on disposals of property, plant and equipment of £2,950 million.

Net cash flows from financing activities of £18,791 million primarily arose from the capital raised from the issue of B shares of £25,101 million, the placing and open offer of £5,274 million and the issue of subordinated liabilities of £2,309 million. This was offset in part by the cash outflow on repayment of subordinated liabilities of £5,145 million, redemption of preference shares of £5,000 million, interest paid on subordinated liabilities of £1,746 million and dividends paid of £1,248 million.

2008

The major factors contributing to the net cash outflow from operating activities of £75,338 million were the net operating loss before tax of £36,628 million from continuing and discontinued operations, the decrease of £42,219 million in operating liabilities less operating assets, and the elimination of foreign exchange differences of £41,874 million, partly offset by the write down of goodwill and other intangible assets, £32,581 million and other non-cash items, £8,772 million.

Proceeds on disposal of discontinued activities of £20,113 million was the largest element giving rise to net cash flows of investing activities of £16,997 million. Outflow from net purchases of securities of £1,839 million and net disposals of property, plant and equipment, £3,529 million less the net cash inflow of £2,252 million in respect of other acquisitions and disposals represented the other principal factors.

Net cash flows from financing activities of £15,102 million primarily arose from the capital raised from the placing and open offer of £19,741 million and the rights issue of £12,000 million, the issue of subordinated liabilities of £2,413 million and proceeds of non-controlling interests, £1,427 million. This was offset in part by the cash outflow on redemption of non-controlling interests of £13,579 million, repayment of subordinated liabilities of £1,727 million, dividends paid of £3,193 million and interest paid on subordinated liabilities of £1,967 million.

Capital resources

The following table analyses the Group's regulatory capital resources on a fully consolidated basis at 31 December as monitored by the FSA for regulatory purposes.

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Capital base					
Tier 1 capital	60,124	76,421	69,847	44,364	30,041
Tier 2 capital	9,897	15,389	32,223	33,693	27,491
Tier 3 capital	—	—	260	200	—
	70,021	91,810	102,330	78,257	57,532
Less: Supervisory deductions	(4,732)	(4,565)	(4,155)	(10,283)	(10,583)
Total regulatory capital	65,289	87,245	98,175	67,974	46,949
Risk-weighted assets (1)					
Credit risk	385,900	513,200	551,300		
Counterparty risk	68,100	56,500	61,100		
Market risk	80,000	65,000	46,500		
Operational risk	37,100	33,900	36,900		
	571,100	668,600	695,800		
Asset Protection Scheme relief	(105,600)	(127,600)	n/a		
	465,500	541,000	695,800		
Banking book:					
On-balance sheet				480,200	318,600
Off-balance sheet				84,600	59,400
Trading book				44,200	22,300
				609,000	400,300
Risk asset ratios	%	%	%	%	%
Core Tier 1	10.7	11.0	6.6	4.5	n/a
Tier 1	12.9	14.1	10.0	7.3	7.5
Total	14.0	16.1	14.1	11.2	11.7

Note:
(1) The data for 2010, 2009 and 2008 are on a Basel II basis; prior periods are on a Basel I basis.

It is the Group's policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the Financial Services Authority (FSA). The FSA uses Risk Asset Ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are 'weighted' to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a Tier 1 component of not less than 4%. At 31 December 2010, the Group's total RAR was 14.0% (2009 - 16.1%) and the Tier 1 RAR was 12.9% (2009 - 14.1%).

Reconciliations of pro forma to statutory income statements and balance sheets

Basis of preparation of pro forma results

The pro forma financial information shows the underlying performance of the Group including the results of the RBS Holdings N.V. businesses retained by RBS. This information is being provided to give a better understanding of what the results of the operations might have looked like had the acquisition of ABN AMRO as well as the transfers of businesses to the other Consortium Members occurred on 1 January 2008.

Group operating profit/(loss) on a pro forma basis excludes:

- amortisation of purchased intangible assets;
- integration and restructuring costs;
- gain on redemption of own debt;
- strategic disposals;
- bonus tax;
- Asset Protection Scheme credit default swap - fair value changes;
- gains on pensions curtailment;
- write-down of goodwill and other intangible assets; and
- other Consortium Members' interest in shared assets.

Income statement for the year ended 31 December 2010

	Pro forma £m	RFS minority interest £m	Reallocation of one-off items £m	Statutory £m
Net interest income	14,200	9	—	14,209
Non-interest income (excluding insurance net premium income)	13,334	(151)	(652)	12,531
Insurance net premium income	5,128	—	—	5,128
Non-interest income	18,462	(151)	(652)	17,659
Total income	32,662	(142)	(652)	31,868
Operating expenses	(16,710)	(8)	(1,510)	(18,228)
Profit before other operating charges	15,952	(150)	(2,162)	13,640
Insurance net claims	(4,783)	—	—	(4,783)
Operating profit before impairment losses	11,169	(150)	(2,162)	8,857
Impairment losses	(9,256)	—	—	(9,256)
Operating profit/(loss) before fair value of own debt	1,913	(150)	(2,162)	(399)
Fair value of own debt	174	—	(174)	—
Operating profit/(loss)	2,087	(150)	(2,336)	(399)
Amortisation of purchased intangible assets	(369)	—	369	—
Integration and restructuring costs	(1,032)	—	1,032	—
Gain on redemption of own debt	553	—	(553)	—
Strategic disposals	171	—	(171)	—
Bonus tax	(99)	—	99	—
Asset Protection Scheme credit default swap - fair value changes	(1,550)	—	1,550	—
Write-down of goodwill and other intangible assets	(10)	—	10	—
Loss before tax	(249)	(150)	—	(399)
Tax charge	(663)	29	—	(634)
Loss from continuing operations	(912)	(121)	—	(1,033)
Loss from discontinued operations, net of tax	(28)	(605)	—	(633)
Loss for the year	(940)	(726)	—	(1,666)
Non-controlling interests	(61)	726	—	665
Preference share and other dividends	(124)	—	—	(124)
Loss attributable to ordinary and B shareholders	(1,125)	—	—	(1,125)

Income statement for the year ended 31 December 2009

	Pro forma £m	RFS minority interest £m	Reallocation of one-off items £m	Statutory £m
Net interest income	13,567	(179)	—	13,388
Non-interest income (excluding insurance net premium income)	10,734	(142)	3,780	14,372
Insurance net premium income	5,266	—	—	5,266
Non-interest income	16,000	(142)	3,780	19,638
Total income	29,567	(321)	3,780	33,026
Operating expenses	(17,401)	(35)	19	(17,417)
Profit before other operating charges	12,166	(356)	3,799	15,609
Insurance net claims	(4,357)	—	—	(4,357)
Operating profit before impairment losses	7,809	(356)	3,799	11,252
Impairment losses	(13,899)	—	—	(13,899)
Operating loss before fair value of own debt	(6,090)	(356)	3,799	(2,647)
Fair value of own debt	(142)	—	142	—
Operating loss	(6,232)	(356)	3,941	(2,647)
Amortisation of purchased intangible assets	(272)	—	272	—
Integration and restructuring costs	(1,286)	—	1,286	—
Gain on redemption of own debt	3,790	—	(3,790)	—
Strategic disposals	132	—	(132)	—
Bonus tax	(208)	—	208	—
Gains on pensions curtailment	2,148	—	(2,148)	—
Write-down of goodwill and other intangible assets	(363)	—	363	—
Loss before tax	(2,291)	(356)	—	(2,647)
Tax credit	339	90	—	429
Loss from continuing operations	(1,952)	(266)	—	(2,218)
Loss from discontinued operations, net of tax	(72)	(33)	—	(105)
Loss for the year	(2,024)	(299)	—	(2,323)
Non-controlling interests	(648)	299	—	(349)
Preference share and other dividends	(935)	—	—	(935)
Loss attributable to ordinary and B shareholders	(3,607)	—	—	(3,607)

Income statement for the year ended 31 December 2008

	Pro forma £m	RFS minority interest £m	Reallocation of one-off items £m	Statutory £m
Net interest income	15,764	(282)	—	15,482
Non-interest income (excluding insurance net premium income)	(2,106)	(29)	1,674	(461)
Insurance net premium income	5,709	—	—	5,709
Non-interest income	3,603	(29)	1,674	5,248
Total income	19,367	(311)	1,674	20,730
Operating expenses	(16,188)	(166)	(18,711)	(35,065)
Profit/(loss) before other operating charges	3,179	(477)	(17,037)	(14,335)
Insurance net claims	(3,917)	—	—	(3,917)
Operating loss before impairment losses	(738)	(477)	(17,037)	(18,252)
Impairment losses	(7,432)	(7)	—	(7,439)
Operating loss before fair value of own debt	(8,170)	(484)	(17,037)	(25,691)
Fair value of own debt	1,232	—	(1,232)	—
Operating loss	(6,938)	(484)	(18,269)	(25,691)
Amortisation of purchased intangible assets	(443)	—	443	—
Integration and restructuring costs	(1,357)	—	1,357	—
Strategic disposals	442	—	(442)	—
Write-down of goodwill and other intangible assets	(16,911)	—	16,911	—
Loss before tax	(25,207)	(484)	—	(25,691)
Tax credit	1,995	172	—	2,167
Loss from continuing operations	(23,212)	(312)	—	(23,524)
Loss from discontinued operations, net of tax	(86)	(10,932)	—	(11,018)
Loss for the year	(23,298)	(11,244)	—	(34,542)
Non-controlling interests	(412)	11,244	—	10,832
Preference share and other dividends	(596)	—	—	(596)
Loss attributable to ordinary shareholders	(24,306)	—	—	(24,306)

Balance sheet as at 31 December 2010

	Pro forma £m	Transfers (1) £m	Statutory £m
Assets			
Cash and balances at central banks	57,014	—	57,014
Net loans and advances to banks	57,909	2	57,911
Reverse repurchase agreements and stock borrowing	42,607	—	42,607
Loans and advances to banks	100,516	2	100,518
Net loans and advances to customers	502,748	—	502,748
Reverse repurchase agreements and stock borrowing	52,512	—	52,512
Loans and advances to customers	555,260	—	555,260
Debt securities	217,480	—	217,480
Equity shares	22,198	—	22,198
Settlement balances	11,605	—	11,605
Derivatives	427,077	—	427,077
Intangible assets	14,448	—	14,448
Property, plant and equipment	16,543	—	16,543
Deferred tax	6,373	—	6,373
Prepayments, accrued income and other assets	12,568	8	12,576
Assets of disposal groups	11,552	932	12,484
Total assets	1,452,634	942	1,453,576
Liabilities			
Bank deposits	65,938	113	66,051
Repurchase agreements and stock lending	32,739	—	32,739
Deposits by banks	98,677	113	98,790
Customer deposits	428,599	—	428,599
Repurchase agreements and stock lending	82,094	—	82,094
Customer accounts	510,693	—	510,693
Debt securities in issue	218,372	—	218,372
Settlement balances	10,991	—	10,991
Short positions	43,118	—	43,118
Derivatives	423,967	—	423,967
Accruals, deferred income and other liabilities	23,074	15	23,089
Retirement benefit liabilities	2,288	—	2,288
Deferred tax	2,111	31	2,142
Insurance liabilities	6,794	—	6,794
Subordinated liabilities	27,053	—	27,053
Liabilities of disposal groups	8,940	488	9,428
Total liabilities	1,376,078	647	1,376,725
Non-controlling interests	1,424	295	1,719
Owners' equity	75,132	—	75,132
Total equity	76,556	295	76,851
Total liabilities and equity	1,452,634	942	1,453,576

Note:
(1) Other Consortium Members' interest in shared assets.

Balance sheet as at 31 December 2009

	Pro forma £m	Transfers (1) £m	Statutory £m
Assets			
Cash and balances at central banks	51,548	713	52,261
Net loans and advances to banks	48,777	7,879	56,656
Reverse repurchase agreements and stock borrowing	35,097	—	35,097
Loans and advances to banks	83,874	7,879	91,753
Net loans and advances to customers	554,654	132,699	687,353
Reverse repurchase agreements and stock borrowing	41,040	—	41,040
Loans and advances to customers	595,694	132,699	728,393
Debt securities	249,095	18,159	267,254
Equity shares	15,960	3,568	19,528
Settlement balances	12,024	9	12,033
Derivatives	438,199	3,255	441,454
Intangible assets	14,786	3,061	17,847
Property, plant and equipment	17,773	1,624	19,397
Deferred tax	6,492	547	7,039
Prepayments, accrued income and other assets	18,604	2,381	20,985
Assets of disposal groups	18,432	110	18,542
Total assets	1,522,481	174,005	1,696,486
Liabilities			
Bank deposits	115,642	(11,504)	104,138
Repurchase agreements and stock lending	38,006	—	38,006
Deposits by banks	153,648	(11,504)	142,144
Customer deposits	414,251	131,598	545,849
Repurchase agreements and stock lending	68,353	—	68,353
Customer accounts	482,604	131,598	614,202
Debt securities in issue	246,329	21,239	267,568
Settlement balances	10,412	1	10,413
Short positions	40,463	—	40,463
Derivatives	421,534	2,607	424,141
Accruals, deferred income and other liabilities	24,624	5,703	30,327
Retirement benefit liabilities	2,715	248	2,963
Deferred tax	2,161	650	2,811
Insurance liabilities	7,633	2,648	10,281
Subordinated liabilities	31,538	6,114	37,652
Liabilities of disposal groups	18,857	33	18,890
Total liabilities	1,442,518	159,337	1,601,855
Non-controlling interests	2,227	14,668	16,895
Owners' equity	77,736	—	77,736
Total equity	79,963	14,668	94,631
Total liabilities and equity	1,522,481	174,005	1,696,486

Note:
(1) Businesses subsequently transferred to other Consortium Members.

Balance sheet as at 31 December 2008

	Pro forma £m	Transfers (1) £m	Statutory £m
Assets			
Cash and balances at central banks	11,830	570	12,400
Net loans and advances to banks	70,728	8,698	79,426
Reverse repurchase agreements and stock borrowing	58,771	—	58,771
Loans and advances to banks	129,499	8,698	138,197
Net loans and advances to customers	691,976	143,433	835,409
Reverse repurchase agreements and stock borrowing	39,289	24	39,313
Loans and advances to customers	731,265	143,457	874,722
Debt securities	253,159	14,390	267,549
Equity shares	22,198	4,132	26,330
Settlement balances	17,812	20	17,832
Derivatives	991,495	1,064	992,559
Intangible assets	16,415	3,634	20,049
Property, plant and equipment	17,181	1,768	18,949
Deferred tax	5,786	1,296	7,082
Prepayments, accrued income and other assets	21,573	2,829	24,402
Assets of disposal groups	480	1,101	1,581
Total assets	2,218,693	182,959	2,401,652
Liabilities			
Bank deposits	178,943	(4,565)	174,378
Repurchase agreements and stock lending	83,666	—	83,666
Deposits by banks	262,609	(4,565)	258,044
Customer deposits	460,318	121,051	581,369
Repurchase agreements and stock lending	58,143	—	58,143
Customer accounts	518,461	121,051	639,512
Debt securities in issue	269,458	30,831	300,289
Settlement balances	11,728	13	11,741
Short positions	42,536	—	42,536
Derivatives	969,409	1,955	971,364
Accruals, deferred income and other liabilities	24,140	7,342	31,482
Retirement benefit liabilities	1,564	468	2,032
Deferred tax	3,177	988	4,165
Insurance liabilities	7,480	2,496	9,976
Subordinated liabilities	43,678	5,476	49,154
Liabilities of disposal groups	138	721	859
Total liabilities	2,154,378	166,776	2,321,154
Non-controlling interests	5,436	16,183	21,619
Owners' equity	58,879	—	58,879
Total equity	64,315	16,183	80,498
Total liabilities and equity	2,218,693	182,959	2,401,652

Note:
(1) Businesses subsequently transferred to other Consortium Members.

Risk and balance sheet management
In this section (pages 119 to 224) of the Business review certain information has been audited and is part of the Group's financial statements as permitted by IFRS 7. Other disclosures are unaudited and labelled with an asterisk (*). Key points within this section relate to the Group before RFS Holdings minority interest (RFS MI) for 2009 and 2008 data.

Introduction*
All the disclosures in this section (pages 119 to 125) are unaudited as indicated by an asterisk (*). Risk Management has an integral role to play in the delivery of the strategic plan through the creation and management of appropriate frameworks as illustrated below:


Strategy & policy
■ Alignment – risk and business strategy
■ Group policy framework
■ Capital/risk adjusted performance
Risk architecture
■ Risk, finance and treasury architecture
■ Risk data quality
■ Analytics and modelling
■ Risk information and reporting
Deliver 5 year plan with strong risk and balance sheet management
Operating Model
■ Governance
■ Organisation, people and culture
■ One risk community
■ Regulatory and operational risk coverage
Risk appetite and framework
■ Credit risk approval and control
■ Market risk limits and controls
■ Risk concentrations
■ Asset and product class
■ Country risk
■ Treasury risk management
■ Scenario testing

With the need for financial strength and resilience at the heart of this and in order to support the Group's stated objective of standalone strength by 2013, the Group Board agreed in 2009 the key strategic risk objectives which are aligned to all other elements of the plan. These are:

- maintain capital adequacy;
- maintain market confidence;
- deliver stable earnings growth; and
- stable and efficient access to funding and liquidity.

These strategic risk objectives are the bridge between the Group level business strategy and the frameworks, measures and metrics which are used to set appetite and manage risk in the business divisions. The risk appetite framework is aligned with business objectives, with underlying and cascading frameworks and limits, which are described in this section. Enhancements have been made through the year and are ongoing.

Risk appetite

Risk appetite is an expression of the level of risk that the Group is prepared to accept to deliver its business objectives. Risk and balance sheet management across the Group is based on the risk appetite approved by the Board, who will agree targets for each division and regularly review and monitor the Group's performance in relation to risk.

Risk appetite is defined in both quantitative and qualitative terms and serves as a way of tracking risk management performance in implementing the agreed strategy.

- quantitative: encompassing scenario stress testing, risk concentrations, VaR, liquidity and credit related metrics, operational, business risk and regulatory measures.
- qualitative: ensuring that the Group applies the correct principles, policies and procedures, manages reputational risk and develops risk control and culture.

A key part of the Group's risk appetite is the macro reshaping of the balance sheet through the downsizing of Non-Core. The Group will manage down previous concentrations in line with the strategic objectives for 2013. This will be discharged by Non-Core but with Risk Management playing an integral role in executing the plan. Non-Core assets and their movements are shown separately in the pages which follow.

* unaudited

Introduction* continued

Governance

Risk and balance sheet management strategies are owned and set by the Group's Board of directors, and implemented by executive management led by the Group Chief Executive. There are a number of committees and executives that support the execution of the business plan and strategy, as set out below. Representation by, and interaction between, the individual risk disciplines is a key feature of the governance structure, with the aim of promoting cross-risk linkages. The roles and responsibilities fulfilled by the key risk committees have been reviewed and more clearly defined during the course of 2010.


Group Board of Directors
Executive Committee
Board Risk Committee
Group Audit Committee
Group Remuneration Committee
Executive Credit Group
Executive Risk Forum
Group Asset and Liability Management Committee
Group Risk Committee


comprises independent non-executive directors

Shown below are the specialist risk sub-committees that report into the Group Risk Committee.


Group Risk Committee
Basel Executive Steering Group
Global Market Risk Committee
Group Credit Risk Policy Committee
Group Country Risk Committee
Concentration Risk Committee
Operational Risk Executive Committee
Group Models Committee
Insurance Working Party
Group Problem Exposure Review Forum
Group Operational Risk Policy Committee
Group Stress Testing Committee
Divisional Risk Committees
Information Quality Committee/Data Quality Operations Committee

* unaudited

The role and remit of these committees is set out below. These committees are supported at a divisional level by a risk governance structure embedded in the businesses. During 2010, Risk Management has been enhanced by the appointment of a Deputy Chief Risk Officer to whom the Divisional CROs and the functional risk heads now report.

Committee	Focus	Membership
Group Board	The Group Board is the main decision making forum at Group level. It ensures that the Group manages risk effectively through approving and monitoring the Group's risk appetite, considering Group stress scenarios and agreed mitigants and identifying longer term strategic threats to the Group's business operations.	The Board of directors
Executive Committee (ExCo)	This committee is responsible for managing Group-wide issues and those operational issues material to the broader Group.	Group Chief Executive Group Finance Director Chief Administrative Officer Chief Executive Officers: US Retail & Commercial and Head of Americas; RBS Insurance; Global Banking & Markets; UK Corporate; and UK Retail, Wealth and Ulster Head of Restructuring and Risk
Board Risk Committee (BRC)	The Board Risk Committee provides oversight and advice to the Group Board in relation to current and potential future risk exposures of the Group and risk strategy, including determination of risk appetite and tolerance. It reviews the performance of the Group relative to risk appetite and provides oversight of the effectiveness of key Group policies, referred to as the Group Policy Framework.	At least three independent non-executive directors, one of whom is the chairman of the Group Audit Committee
Group Audit Committee (GAC)	The Group Audit Committee is responsible for assisting the Group Board in carrying out its responsibilities relating to accounting policies, internal control and financial reporting functions. It assists on such other matters as may be referred to it by the Group Board and acts as the Audit Committee of the Group Board. The Group Audit Committee also identifies any matters within its remit which it considers that action or improvement is needed and makes recommendations as to the steps to be taken.	At least three independent non-executive directors, at least one of whom is a financial expert as defined in the SEC Rules under the US Exchange Act
Group Remuneration Committee	The Remuneration Committee is responsible for the overview of the Group's remuneration policy and remuneration governance framework, ensuring that remuneration arrangements are consistent with and promote effective risk management. The committee also makes recommendations to the Board on the remuneration arrangements for executive directors.	At least three independent non-executive directors
Executive Credit Group (ECG)	The ECG decides on requests for the extension of existing or new credit limits on behalf of the Board of directors where the proposed aggregate facility limits are in excess of the credit approval authorities granted to individuals in divisions or in RBS Risk Management, or where an appeal against the decline decision of the Group Chief Credit Officer (or delegates) or Group Chief Risk Officer is referred for final decision.	Group A members Head of Restructuring and Risk Deputy Chief Risk Officer Group Chief Credit Officer/Chief Credit Officer RBS N.V. Head of Global Restructuring Group Chief Risk Officer, Non-Core division/APS (alternate) Group B members Group Chief Executive Chief Executive Officers: UK Retail, Wealth and Ulster; US Retail & Commercial and Head of Americas; Global Banking & Markets; RBS Insurance; UK Corporate President, Global Banking & Markets Group Finance Director

Introduction* continued
Governance continued

Committee	Focus	Membership
Executive Risk Forum (ERF)	Acts on all strategic risk and control matters across the Group including, but not limited to, credit risk, market risk, operational risk, compliance and regulatory risk, enterprise risk, treasury and liquidity risk, reputational risk, insurance risk and country risk.	Group Chief Executive Head of Restructuring and Risk Deputy Group Chief Risk Officer Group Finance Director Chief Executive from each division
Group Asset and Liability Committee (GALCO)	Identifies, manages and controls Group balance sheet risks.	Group Finance Director Director, Group Finance Head of Restructuring and Risk Chief Executive Officer from each division Group Chief Accountant Group Treasurer Group Head of Capital Management Global Head of Balance Sheet Management, Group Treasury Global Head of Markets Head of Non-Core division
Group Risk Committee (GRC)	Recommends and approves limits, policies, processes and procedures to enable the effective management of risk across the Group.	Head of Restructuring and Risk Deputy Chief Risk Officer Group Chief Credit Officer Global Head of: Market and Insurance Risk; Operational Risk; Country Risk and Firm Wide Risk Director, Group Finance Chief Operating Officer, RBS Risk Management Director Group Compliance Director Group Regulatory Affairs Divisional Chief Executive Officers' nominees Chief Administrative Officer's nominee for Business Services Divisional Chief Risk Officers Chief Operating Officer Global Restructuring Group

These committees play a key role in ensuring that the Group's risk appetite is supported by effective risk management through limit approval and setting, monitoring and maintenance, reporting and escalation.

The Board Risk Committee considers and recommends for approval by the Group Board, the Group's risk appetite framework and tolerance for current and future strategy, taking into account the Group's capital adequacy and the external risk environment.

The Executive Risk Forum is responsible for ensuring that the implementation of strategy and operations are in line with the risk appetite determined by the Board with a particular focus on identifying and debating macro risks that could, if not managed effectively, impact adherence to the Group's strategic plan. This is reinforced through policy and limit frameworks ensuring that all staff within the Group make appropriate risk and reward trade-offs within pre-agreed boundaries.

The annual business planning and performance management processes and associated activities together ensure that the expression of risk appetite remains appropriate. Both GRC and GALCO support this work.


Strategic Risk Profile
Key Risk Appetite Measures
Risk Limits
Group Board
Board Risk Committee
Executive Risk Forum

* unaudited

Risk coverage

The main risk types facing the Group which are covered by the risk appetite framework and managed by the above committees are shown below:

Risk type	Definition	Features	Key developments in 2010	Risk mitigation
Funding and liquidity risk	The risk that the Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost.	Potential to disrupt the business model and stop normal functions of the Group. Potential to fail to meet the supervisory requirements of regulators. Significantly correlates with credit risk losses.	Against a backdrop of further market instability, progress was made in meeting the Group's strategic objectives: reduced reliance on short-term wholesale funding; expanded customer deposit franchise; and increased maturity of term debt issuance.	The Group strengthened the structural integrity of the balance sheet through active management of both asset and liability portfolios including a centrally-managed liquidity portfolio of £155 billion.
Credit risk (including counterparty, country and political risks)	The risk that the Group will incur losses owing to the failure of customers to meet their financial obligations to the Group.	Loss characteristics vary materially across portfolios. Significant correlation between losses and the macroeconomic environment. Concentration risk - potential for large material losses.	Asset quality has broadly stabilised, resulting in total loan impairments 33% lower than in 2009. However, weakness in the Irish economy and falling property values have resulted in the doubling of Ulster Bank Group impairments (Core and Non-Core) in 2010.	Further enhancements were made to the Group's credit risk frameworks as well as the systems and tools that support credit risk management processes. The Group continues to reduce the risk associated with legacy exposures through further reductions in Non-Core assets.
Market risk	The risk that the value of an asset or liability may change as a result of a change in market factors.	Potential for large material losses. Potential for losses due to stress events.	Markets have remained both volatile and uncertain since 2007 resulting in a higher level of market risk, despite a reduction in trading book exposure.	The Group has continued to enhance its market risk management framework and reduced trading and banking book exposures, with asset sales and write-downs within Non-Core and banking book available-for-sale assets in Core.
Insurance risk	The risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.	Frequent small losses which are material in aggregate. Infrequent large material losses.	There have been significant losses as a result of bodily injury claims across the UK motor insurance industry, including RBS Insurance.	In response to this, the industry has increased pricing on motor insurance business and the Group has made significant progress in removing higher-risk business through targeted rating actions.
Operational risk	The risk of loss resulting from inadequate or failed processes, people, systems or from external events.	Frequent small losses. Infrequent material losses.	The level of operational risk remains high due to the scale of structural change occurring across the Group; increased government and regulatory scrutiny; and external threats (e.g. e-crime).	The Group Policy Framework (GPF) supports the risk appetite setting process and underpins the control environment. The three lines of defence model gives assurance that the standards in GPF are being adhered to.

Introduction* continued

Risk coverage continued

Risk type	Definition	Features	Key developments in 2010	Risk mitigation
Regulatory risk	The risks arising from regulatory changes and enforcement.	Adverse impacts on business/operating models, including increased complexity. Financial costs adapting to changes or from penalties. Reputational damage from enforcement action.	The scale and scope of regulatory change remains at unprecedented levels, particularly in the area of prudential regulation (capital, liquidity, governance and risk management). Increased attention was paid to the treatment of systemically important areas such as recovery and resolution plans, remuneration and capital.	The Group manages regulatory change through active engagement with the FSA, other regulators and governments. The most material risks from new regulations, or changes to existing legislation, are assigned an executive sponsor.
Compliance risk	Risks arising from non-compliance with laws, rules, regulations or other standards applicable to the Group.	Breach or alleged breach could result in public or private censure or fine, could have an adverse impact on the Group's business model (including applicable authorisations and licenses), reputation, results of operations and/or financial condition.	The Group, other global financial institutions and the banking industry have faced increased legal, regulatory and public scrutiny. The Group has continued to engage in discussions with relevant stakeholders, regulators and other governmental and non-governmental bodies, including those in the UK and US, regarding the Group's efforts to satisfy all relevant standards and ensure compliance with applicable existing and prospective laws, rules and regulations.	The Group has continued to review and enhance its regulatory policies, procedures and operations. During 2010, there has been specific, targeted focus on enhancing arrangements for handling customer complaints and managing the risks associated with money laundering, and sanctions and terrorism financing.
Reputational risk	The risks arising from the failure to meet stakeholders' perceptions and expectations.	Failure of the business to provide an experience which meets customers, regulators and other stakeholders' expectations.	Government support brings heightened public scrutiny of the way the Group manages its business including: staff remuneration; how customers are managed; and the levels of lending in the UK and environmental impact.	In 2010, the Group established the Group Corporate Sustainability Committee, and also developed a framework for managing environmental, social and ethical risks to support its lending decisions. Businesses consider potential reputational risks and appropriate mitigants.
Pension risk	The risk that the Group may have to make additional contributions to its defined benefit pension schemes.	Volatile funding position caused by the uncertainty of future investment returns and the projected value of schemes' liabilities.	The triennial funding valuation for the Main scheme was undertaken in 2010 with a schedule of contributions to be agreed with the Trustees.	During 2010, the Group implemented an enhanced reporting and modelling framework to improve the identification and management of key pension risks. In early 2010 the Main scheme increased its bond allocation to better match liabilities.

Each of these risk types map into our risk appetite framework and contribute to the overall achievement of our strategic objectives with underlying frameworks and limits. The key frameworks and developments this year are described in the relevant section of the following pages.

* unaudited

Stress testing

Stress testing commonly describes the evaluation of a bank's financial position under severe but plausible stress scenarios. The term stress testing is used to refer not only to the application of individual stress tests but also to the wider economic environment within which these tests are developed, evaluated and used within the decision making process.

Since the financial crisis of 2008/2009 there has been an increased focus, both amongst regulators and senior management, on stress testing as a means of identifying vulnerabilities within a financial institution and within the financial system as a whole.

Many regulatory documents and initiatives have emerged which require strong involvement of senior management in the design and evaluation of scenarios, an emphasis on plausible events and a shift from the assessment of instant shocks to multi-period analysis of capital adequacy over a prolonged period of stress.

The Group's stress testing framework is designed to embed stress testing as a key risk management technique into mainstream risk reporting, capital planning and business processes at both the Group and divisional level.

The Executive Risk Forum is the main body overseeing the stress testing approach, processes and results. The forum is primarily responsible for reviewing and challenging the results of any Group-wide stress tests and ensuring, where necessary, appropriate management actions are initiated.

Industry wide scenarios

RBS has taken part in a number of industry wide stress tests such as an EU-wide stress testing exercise, the results of which were published in July 2010.

It is important to note that the tests are theoretical in nature and none of the data published represent a forecast or prediction by RBS of what would actually happen in any of the modelled scenarios. Furthermore, the results are FSA calculations impacting revenues, impairments and balance sheet items and assume an unchanged balance sheet from the end of 2009.

The test confirms RBS remains well capitalised with a strong Tier 1 capital ratio under both the benchmark and adverse scenarios.

In addition to the EU stress test, during the second half of 2010 RBS has undertaken the FSA anchor scenario test.

During 2011, RBS is planning to take part in forthcoming International Monetary Fund, European Banking Federation and FSA stress testing exercises.

Other stress testing

In addition to industry wide stress tests, Group standards for stress testing allow for a combination of various stress testing methods in order to provide a comprehensive view of the Group's risk profile. Depending on the complexity and materiality of the portfolio, techniques may range from sensitivity analyses performed on an individual product or an individual portfolio to the evaluation of complex stress scenarios performed at Group-wide level.

Stress testing techniques applied within the Group are:

- sensitivity analysis;
- scenario analysis; and
- reverse stress testing.

The stress testing programme implemented aims to provide a comprehensive view of the Group's risk profile. Stress tests are performed at the following levels of aggregation:

- firm-wide level;
- division level;
- portfolio level; and
- transactional or sub-portfolio level.

More details on stress and scenario testing are set out in various sub sections in the following pages.

Balance sheet management
All the disclosures in this section (pages 126 to 145) are audited unless otherwise indicated by an asterisk (*).

Capital*
It is the Group's policy to maintain a strong capital base and to utilise it efficiently throughout its activities to optimise the return to shareholders, while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the FSA.

Group Treasury in conjunction with the divisions and Risk Management, in respect of risk-weighted assets (RWAs), manage and control the Group's balance sheet risks and consequent impact on the Group's capital, funding, liquidity, interest rate and currency risks.

The FSA uses risk asset ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its RWAs (the assets and off-balance sheet exposures are weighted to reflect the inherent credit and other risks); by international agreement the RAR should be not less than 8% with a Tier 1 component of not less than 4%.

	Proportional			Statutory		
Risk-weighted assets	2010 £bn	2009 £bn	2008 £bn	2010 £bn	2009 £bn	2008 £bn
Credit risk	383.0	410.4	433.4	385.9	513.2	551.3
Counterparty risk	68.1	56.5	61.1	68.1	56.5	61.1
Market risk	80.0	65.0	46.5	80.0	65.0	46.5
Operational risk	37.1	33.9	36.8	37.1	33.9	36.9
	568.2	565.8	577.8	571.1	668.6	695.8
Asset Protection Scheme relief	(105.6)	(127.6)	n/a	(105.6)	(127.6)	n/a
	462.6	438.2	577.8	465.5	541.0	695.8
Risk asset ratio	%	%	%	%	%	%
Core Tier 1	10.7	11.0	5.9	10.7	11.0	6.6
Tier 1	12.9	14.4	9.9	12.9	14.1	10.0
Total	14.0	16.3	14.2	14.0	16.1	14.1

Key points
- Credit and counterparty RWAs fell by £15.8 billion principally due to Non-Core disposals partially offset by regulatory and modelling changes.
- Market risk increased by £15.0 billion during the year principally due to an event risk.
- The reduction in APS RWA relief relates to the run-off of covered assets.
- The benefit of the APS to the Core Tier 1 ratio is 1.2% at 31 December 2010 (2009 - 1.6%).
- In May 2010, the Group concluded a series of exchange and tender offers with the holders of a number of Tier 1 and upper Tier 2 securities. As a result of the exchange and tender offers, the Group realised an aggregate post-tax gain of £1.2 billion, which increased the Group's Core Tier 1 capital ratio by approximately 0.3% and resulted in a reduction in the Group's Total Tier 1 capital ratio of approximately 0.5%.
- During the year the Group increased Core Tier 1 capital by £0.8 billion through the issue of ordinary shares on the conversion of sterling and US dollar non-cumulative convertible preference shares.

* unaudited

As part of the annual planning and budgeting cycle, each division is allocated capital based upon RWAs and associated regulatory deductions. The budgeting process considers risk appetite, available capital resources, stress testing results and business strategy. The budget is agreed by the Board and allocated to divisions to manage their allocated RWAs.

Group Treasury and GALCO monitor available capital and its utilisation across divisions. GALCO makes the necessary decisions around reallocation of budget and changes in RWA allocations.

Individual Capital Adequacy Assessment Process (ICAAP)
In addition to the calculation of minimum capital requirements for credit, market and operational risk, banks are required to undertake an ICAAP for other risks. The Group's ICAAP, in particular, focuses on pension fund risk, interest rate risk in the banking book together with stress tests to assess the adequacy of capital over one year and the economic cycle.

Pillar 3
The Group publishes its Pillar 3 (Market disclosures) on its website, providing a range of additional information relating to Basel II and risk and capital management across the Group. The disclosures focus on capital resources and adequacy, discuss a range of credit risk approaches and their associated RWAs under various Basel II approaches such as credit risk mitigation, counterparty credit risk and provisions. Detailed disclosures are also made on equity, securitisation, operational and market risk, and interest rate risk in the banking book.

Capital resources - proportional

In addition to the fully consolidated basis monitored by the FSA for regulatory purposes, the Group also monitors its regulatory capital resources on a proportional consolidation basis reflecting only those businesses of RBS N.V that are retained by RBS. The Group's regulatory capital resources on a proportional consolidation basis, in accordance with the FSA definitions, were as follows:

Composition of regulatory capital - proportional*	2010 £m	2009 £m	2008 £m
Tier 1			
Ordinary and B shareholders' equity	70,388	69,890	45,525
Non-controlling interests	1,424	2,227	5,436
Adjustments for:			
- goodwill and other intangible assets - continuing businesses	(14,448)	(14,786)	(16,386)
- goodwill and other intangible assets - discontinued businesses	—	(238)	—
- unrealised losses on available-for-sale (AFS) debt securities	2,061	1,888	3,687
- reserves arising on revaluation of property and unrealised gains on AFS equities	(25)	(207)	(984)
- reallocation of preference shares and innovative securities	(548)	(656)	(1,813)
- other regulatory adjustments (1)	(1,097)	(950)	9
Less excess of expected losses over provisions net of tax	(1,900)	(2,558)	(770)
Less securitisation positions	(2,321)	(1,353)	(663)
Less APS first loss	(4,225)	(5,106)	—
Core Tier 1 capital	49,309	48,151	34,041
Preference shares	5,410	11,265	16,655
Innovative Tier 1 securities	4,662	2,772	6,436
Tax on the excess of expected losses over provisions	758	1,020	308
Less material holdings	(310)	(310)	(316)
Total Tier 1 capital	59,829	62,898	57,124
Tier 2			
Reserves arising on revaluation of property and unrealised gains on AFS equities	25	207	984
Collective impairment provisions	764	796	666
Perpetual subordinated debt	1,852	4,200	9,079
Term subordinated debt	16,681	18,120	20,282
Non-controlling and other interests in Tier 2 capital	11	11	11
Less excess of expected losses over provisions	(2,658)	(3,578)	(1,076)
Less securitisation positions	(2,321)	(1,353)	(663)
Less material holdings	(310)	(310)	(316)
Less APS first loss	(4,225)	(5,106)	—
Total Tier 2 capital	9,819	12,987	28,967
Tier 3	—	—	260
Supervisory deductions			
Unconsolidated investments			
- RBS Insurance	(3,962)	(4,068)	(3,628)
- other investments	(318)	(404)	(416)
Other deductions	(452)	(93)	(111)
Deductions from total capital	(4,732)	(4,565)	(4,155)
Total regulatory capital	64,916	71,320	82,196

Note:

(1) Includes reduction for own liabilities carried at fair value	(1,182)	(1,057)	(1,159)

Balance sheet management: Capital* continued

Capital resources - statutory

The Group's regulatory capital resources on a full consolidation basis, in accordance with the FSA definitions, were as follows:

Composition of regulatory capital - statutory	2010 £m	2009 £m	2008 £m
Tier 1			
Ordinary and B shareholders' equity	70,388	69,890	45,525
Non-controlling interests	1,719	16,895	21,619
Adjustments for:			
- goodwill and other intangible assets - continuing businesses	(14,448)	(17,847)	(20,049)
- goodwill and other intangible assets - discontinued businesses	—	(238)	—
- unrealised losses on available-for-sale (AFS) debt securities	2,061	1,888	3,687
- reserves arising on revaluation of property and unrealised gains on AFS equities	(25)	(207)	(984)
- reallocation of preference shares and innovative securities	(548)	(656)	(1,813)
- other regulatory adjustments (1)	(1,097)	(1,184)	(362)
Less excess of expected losses over provisions net of tax	(1,900)	(2,558)	(770)
Less securitisation positions	(2,321)	(1,353)	(663)
Less APS first loss	(4,225)	(5,106)	—
Core Tier 1 capital	49,604	59,524	46,190
Preference shares	5,410	11,265	16,655
Innovative Tier 1 securities	4,662	5,213	7,383
Tax on the excess of expected losses over provisions	758	1,020	308
Less material holdings	(310)	(601)	(689)
Total Tier 1 capital	60,124	76,421	69,847
Tier 2			
Reserves arising on revaluation of property and unrealised gains on AFS equities	25	207	984
Collective impairment provisions	778	796	666
Perpetual subordinated debt	1,852	4,950	9,829
Term subordinated debt	16,745	20,063	23,162
Non-controlling and other interests in Tier 2 capital	11	11	11
Less excess of expected losses over provisions	(2,658)	(3,578)	(1,078)
Less securitisation positions	(2,321)	(1,353)	(662)
Less material holdings	(310)	(601)	(689)
Less APS first loss	(4,225)	(5,106)	—
Total Tier 2 capital	9,897	15,389	32,223
Tier 3	—	—	260
Supervisory deductions			
Unconsolidated investments			
- RBS Insurance	(3,962)	(4,068)	(3,628)
- other investments	(318)	(404)	(416)
Other deductions	(452)	(93)	(111)
Deductions from total capital	(4,732)	(4,565)	(4,155)
Total regulatory capital	65,289	87,245	98,175
Note:			
(1) Includes reduction for own liabilities carried at fair value	(1,182)	(1,057)	(1,159)

* unaudited

The tables below analyse the movement in the year of Core Tier 1 capital on a proportional and statutory basis.

Movement in Core Tier 1 capital - proportional	2010 £m
At beginning of the year	48,151
Attributable loss net of movements in fair value of own debt	(1,250)
Gain on redemption of equity preference shares recorded in equity	651
Foreign currency reserves	610
Issue of ordinary shares	804
Impact of disposals	
- reduction in non-controlling interests	(729)
- reduction in intangibles	754
Decrease in capital deductions including APS first loss	571
Other movements	(253)
At end of the year	49,309

Movement in Core Tier 1 capital - statutory	2010 £m
At beginning of the year	59,524
Attributable loss net of movements in fair value of own debt	(1,250)
Gain on redemption of equity preference shares recorded in equity	651
Foreign currency reserves	610
Issue of ordinary shares	804
Impact of disposals	
- reduction in non-controlling interests	(15,107)
- reduction in intangibles	3,732
Decrease in capital deductions including APS first loss	571
Other movements	69
At end of the year	49,604

Risk-weighted assets by division

Risk-weighted assets by risk category and division on a proportional basis are set out below:

2010	Credit risk £bn	Counterparty risk £bn	Market risk £bn	Operational risk £bn	Total £bn	APS £bn	Total £bn
UK Retail	41.7	—	—	7.1	48.8	(12.4)	36.4
UK Corporate	74.8	—	—	6.6	81.4	(22.9)	58.5
Wealth	10.4	—	0.1	2.0	12.5	—	12.5
Global Transaction Services	13.7	—	—	4.6	18.3	—	18.3
Ulster Bank	29.2	0.5	0.1	1.8	31.6	(7.9)	23.7
US Retail & Commercial	52.0	0.9	—	4.1	57.0	—	57.0
Retail & Commercial	221.8	1.4	0.2	26.2	249.6	(43.2)	206.4
Global Banking & Markets	53.5	34.5	44.7	14.2	146.9	(11.5)	135.4
Other	16.4	0.4	0.2	1.0	18.0	—	18.0
Core	291.7	36.3	45.1	41.4	414.5	(54.7)	359.8
Non-Core	91.3	31.8	34.9	(4.3)	153.7	(50.9)	102.8
Group	383.0	68.1	80.0	37.1	568.2	(105.6)	462.6

Balance sheet management: Capital* continued

Asset Protection Scheme

The Group acceded to the Asset Protection Scheme ('APS' or 'the Scheme') in December 2009.

Following the accession to the APS, HM Treasury provides loss protection against potential losses arising in a pool of assets. HM Treasury also subscribed to £25.5 billion of capital in the form of B shares and a Dividend Access Share, with a further £8 billion of capital in the form of B shares potentially available as contingent capital. The Group pays annual fees in respect of the protection and contingent capital. The Group has the option, subject to HM Treasury consent, to pay the annual premium, contingent capital and the exit fee payable in connection with any termination of the Group's participation in the APS in whole or in part, by waiving the entitlements of members of the Group to certain UK tax reliefs.

Following accession to the APS, arrangements were put in place within the Group that extended effective APS protection to all other regulated entities holding assets covered by the APS.

Regulatory capital impact of the APS

Methodology

The regulatory capital requirements for assets covered by the Scheme are calculated using the securitisation framework under the FSA prudential rules. The calculation is as follows (known as 'the uncapped amount'):

- *First loss* - the residual first loss, after impairments and write-downs, to date, is deducted from available capital split equally between Core Tier 1 and Tier 2 capital;
- *HM Treasury share of covered losses* - after the first loss has been deducted, 90% of assets covered by HM Treasury are risk-weighted at 0%; and
- *RBS share of covered losses* - the remaining 10% share of loss is borne by RBS and is risk-weighted in the normal way.

Should the uncapped amount be higher than the capital requirements for the underlying assets calculated as normal, ignoring the Scheme, the capital requirements for the Scheme are capped at the level of the requirements for the underlying assets ('capped amount'). Where capped, the Group apportions the capped amount up to the level of the first loss as calculated above; any unused capped amount after the first loss capital deduction will be taken as RWAs for the Group's share of covered losses.

Adjustments to the regulatory capital calculation can be made for either currency or maturity mismatches. These occur where there is a difference between the currency or maturity of the protection and that of the underlying asset. These mismatches will have an impact upon the timing of the removal of the cap and level of regulatory capital benefit on the uncapped amount, but this effect is not material.

Impact

The Group calculates its capital requirements in accordance with the capped basis. Accordingly, the APS has no impact on the Pillar 1 regulatory capital requirement in respect of the assets covered by the APS. It does, however, improve the Core Tier 1 total capital ratio, of the Group as a whole. The protection afforded by the APS assists the Group in satisfying the forward looking stress testing framework applied by the FSA.

Future regulatory capital effects

As impairments or write-downs on the pool of assets are recognised, they reduce Core Tier 1 capital in the normal way. This will reduce the first loss deduction for the Scheme, potentially leading to a position where the capital requirement on the uncapped basis would no longer, for the assets covered by the APS, exceed the Non-APS requirement and as a result, the Group would expect to start reporting the regulatory capital treatment on the uncapped basis.

For further information on the APS see page 221.

* unaudited

Regulatory developments

Basel III and CRD IV

The Basel Committee released the final text on the new Basel III Capital and Liquidity Frameworks in December 2010, the contents of which were broadly as expected. Whilst most of the new rules are 'final' there are lengthy observation periods for the more novel elements (the liquidity coverage ratio, the net stable funding ratio and the leverage ratio) designed to identify any unintended consequences prior to full implementation and it is possible that some of the detail may be amended. The capital requirements for credit valuation adjustments (CVAs) with respect to counterparty risk are subject to a final impact assessment which is being carried out in the first quarter of 2011. The Committee's guidance on the countercyclical capital buffers allows for significant judgement which will need to be clarified by national regulators. The potential impacts for RBSG are set out below.

- national implementation of increased capital requirements will begin on 1 January 2013;
- there will be a phased five year implementation of new deductions and regulatory adjustments to Core Tier 1 capital commencing 1 January 2014;
- the de-recognition of non-qualifying non common Tier 1 and Tier 2 capital instruments will be phased in over 10 years from 1 January 2013; and
- requirements for changes to minimum capital ratios, including conservation and countercyclical buffers, as well as additional requirements for Systemically Important Financial Institutions, will be phased in from 2013 to 2019.

The focus will now be on the EU's implementation of the Basel framework. The Commission's legislative proposal - the Capital Requirements Directive (CRD) IV - is expected to appear in summer 2011.

Contingent capital and loss absorbency

The Basel Committee issued its final rules on the requirements to ensure all classes of capital instruments fully absorb losses at the point of non-viability, before tax payers are exposed to loss. These are designed to combat the experience during the crisis where holders of Tier 2 capital instruments did not suffer any losses when banks were bailed out by the public sector. Debate continues, meanwhile, over possible requirements for bailing-in senior debt holders, as a further means of protecting the taxpayer.

Implementation by the Group

RBS is advanced in its planning to implement these new measures and is appropriately well-capitalised with tangible equity of £56 billion, Core Tier 1 capital of £49 billion and a Core Tier 1 ratio of 10.7% at 31 December 2010.

Set out below are indicative impacts and timings of the major Basel 2.5 and Basel III proposals on the Group's Core Tier 1 ratio. The estimates are still subject to change; a high degree of uncertainty still remains around implementation details as the guidelines are not fully finalised and must still be converted into rules by the FSA.

A substantial part of the mitigating impacts mentioned in the following paragraphs relate to run-off in the normal course of business and de-leveraging of legacy positions and securitisations, including Non-Core. The Group is also devoting considerable resource to enhancing its models to improve management of market and counterparty exposures. A key mitigating action related to counterparty risk involves enhancement to internal models, which is a significant undertaking. There could be various hedging strategies and business decisions taken as part of mitigation which may have an adverse, but manageable, impact on revenues.

CRD3 (Basel 2.5): Published rules for market risk and re-securitisations. Proposed implementation date 31 December 2011

The estimated impact on pro-forma at the end of 2011 on RWAs post mitigation is an increase of £25 billion to £30 billion, split equally between GBM and Non-Core.

Basel III Counterparty risk: Proposed implementation date 1 January 2013

The impact on RWAs on implementation in 2013 is currently estimated at £45 to £50 billion post mitigation and deleveraging, although there may still be movement in the final framework around this risk.

Basel III Securitisations: Proposed implementation date 1 January 2013

Under the proposals, current deductions under Basel II (50% Core Tier 1, 50% Tier 2) for securitisation positions are switched to RWAs weighted at 1,250%. Post the run-off of securitisation positions and mitigating actions, the impact on implementation in 2013, on RWAs is estimated to be an increase of £30 billion to £35 billion with a corresponding reduction in deductions from Core Tier 1 and Tier 2 capital of £1.2 billion to £1.5 billion each. The impact net RWA equivalent of this change assuming a 10% Core Tier 1 ratio would be an increase in net RWA equivalents of £18 billion to £20 billion.

Summary impacts

The extent of the individual areas of impact, as set out above, may continue to change over time. As previously indicated, however, the overall impact on RWAs of CRD III and CRD IV after mitigation and deleveraging is estimated to be £100 billion to £115 billion, before allowing for the offsetting reduction in deductions.

The impact referenced above would lower the Core Tier 1 ratio by approximately 1.3%, assuming RWAs of £600 billion and a Core Tier 1 ratio of 10%.

Balance sheet management: Capital* continued
Regulatory developments continued

Basel III capital deductions and regulatory adjustments
In addition to the changes outlined above, Basel III will also result in revisions to regulatory adjustments and capital deductions. These will be phased in over a five year period from 1 January 2014. The initial deduction is expected to be 20%, rising 20 percentage points each year until full deduction by 1 January 2018. However, this is subject to final implementation rules determined by the FSA. The proportion not deducted in the transition years will continue to be subject to existing national treatments.

The major categories of deductions include:

- expected loss net of provisions;
- deferred tax assets not relating to timing differences;
- unrealised losses on available-for-sale securities; and
- significant investments in non-consolidated financial institutions.

The net impact of these adjustments is expected to be manageable as most of these drivers reduce or are eliminated by 2014.

Other regulatory developments
Treatment of Systemically Important Financial Institutions (SIFIs)
Policy development around contingent capital and loss absorbency forms part of a wider policy initiative on addressing systemic institutions. A Financial Stability Board outline framework and plan of action was endorsed by G20 leaders at the November 2010 Seoul Summit. This now forms the main focus of global policy making following the finalisation of the Basel III framework. Policy initiatives in this area may include proposals for greater loss absorbency for systemic firms, the development of enhanced supervision and resolution frameworks, as well as recovery and resolution plans.

The EU Commission Consultation
Crisis management proposals
The EU Commission issued a consultation paper on crisis management measures in January 2011. It covers prevention tools (such as recovery planning requirements, supervisory powers and new ideas on intra-group financial support mechanisms), as well as resolution tools (including partial transfer powers and possible approaches to debt write-down. The consultation will inform draft implementing legislation expected this summer, and is intended to help shape the global framework for SIFIs.

Markets in Financial Instruments Directive Review
The EU Commission published a consultation on revising the Directive on Markets in Financial Instruments (MiFID2). The main proposals in the consultation are the extension of the transparency rules to include bonds and over the counter derivatives, measures to reinforce regulation of commodity derivatives and high frequency trading, strengthening investor protection and detailing the role of the new European Securities and Markets Authority.

Financial activities tax
In a recent speech, the EU Tax Commissioner talked about the introduction of a potential Financial Activities Tax at a European level. There will be an impact assessment in 2011 to review the cumulative impact on financial institutions of new regulation, bank levy and taxes, as part of the Commission's on-going examination of possible tax measures.

Dodd-Frank
In the United States the Dodd-Frank Wall Street Reform and Consumer Reform Act (Dodd-Frank) contains very significant reforms the full effect of which can only be assessed when the implementation rules are finalised. There have also been numerous derivative proposals from the Commodity Futures Exchange Commission (CFTC) and the Securities and Exchange Commission (SEC) plus joint agency proposals to implement minimum capital standards (Collins Amendment) and market risk capital guidelines.

Project Merlin
On 9 February 2011, the UK Government and the major British banks including the Group, announced the creation of an accord, known as Project Merlin, aimed at demonstrating the clear and shared intent to work together to help the UK economy recover and grow. The banks:

- will work to foster credit demand, particularly among small and medium-sized businesses, and will make available additional lending capacity if demand should materialise above their current expectations;
- expect to contribute more in UK tax as their performance strengthens and their profits grow and will jointly contribute an additional £1 billion to the Business Growth Fund;
- confirm that the aggregate 2010 bonus pool including deferrals for their UK-based staff will be lower than that of 2009 and will reflect the engagement each bank has had with the Financial Services Authority, the UK Government and its shareholders, as well as their duty to manage pay policy to protect and enhance the long-term interests of shareholders; and
- will extend disclosure of remuneration details of their most senior executives beyond international norms.

The Government has in the light of the banks' statements affirmed its commitment to maintaining a strong, resilient, stable and globally competitive UK financial services sector, and to implementing and applying European and international regulation to create a level playing field in both policy and practice.

* unaudited

Structure of prudential regulation in the UK

Following the consultation by HM Treasury on 'A new approach to financial regulation' in 2010, the government subsequently published further detailed proposals to give the Bank of England responsibility for prudential regulation, and to create a new Consumer Protection and Markets Authority to protect the interests of bank customers.

Increase in the level of customer protection under Financial Services Compensation Scheme

The European Commission has introduced a uniform compensation level of €100,000 across Member States from 1 January 2011. The sterling equivalent was confirmed by HM Treasury as £85,000.

Independent Commission on Banking

The Independent Commission on Banking has published responses from banks, academics and other interested parties to its initial consultation. In its summary of the evidence received the Commission noted that there was considerable interest, both positive and negative, in the question of splitting retail and investment banks. The Commission plans to publish its interim report in April.

FSA Code on remuneration

In July 2009 the European Commission adopted a proposal to further amend the Capital Requirements Directive (CRD) which included proposals on remuneration policies. This was subsequently voted for and approved (CRD III).

CRD III required the Commission of European Banking Supervisors (CEBS) to issue guidelines on sound remuneration policies which comply with its principles and these were issued on 10 December 2010 (the "Guidelines").

The FSA amended its Remuneration Code to take into account the Guidelines and published its policy statement on remuneration on 17 December 2010.

The Group is required to be compliant with the FSA Remuneration Code with effect from 1 January 2011:

- as a "Tier 1" organisation, the Code applies to all employees on a global basis;
- there are specific remuneration and governance requirements in relation to "Code Staff"; and
- following an ongoing review of our remuneration arrangements and discussions with the FSA, 2011 RBS remuneration arrangements are fully compliant with the FSA Remuneration Code.

Bank levy

In his 22 June 2010 budget statement, the Chancellor announced that the UK Government will introduce an annual bank levy. The Finance Bill 2011 contains details of how the levy will be calculated and collected. The levy will be collected through the existing quarterly corporation tax collection mechanism starting with payment dates on or after the date the Finance Bill 2011 receives Royal Assent. Further information is included on page 368.

Stress and scenario testing

Stress testing forms part of the Group's risk and capital framework and is an integral component of Basel II. As a key risk management tool, stress testing highlights to senior management potential adverse unexpected outcomes related to a mixture of risks and provides an indication of how much capital might be required to absorb losses, should adverse scenarios occur. Stress testing is used at both a divisional and Group level to assess risk concentrations, estimate the impact of stressed earnings, impairments and write-downs on capital. It determines the overall capital adequacy under a variety of adverse scenarios. The principal business benefits of the stress testing framework include: understanding the impact of recessionary scenarios; assessing material risk concentrations; and forecasting the impact of market stress and scenarios on the Group's balance sheet liquidity.

A series of stress events are monitored on a regular basis to assess the potential impact of an extreme yet plausible event on the Group. There are four core elements of scenario stress testing:

- macroeconomic stress testing considers the impact on both earnings and capital for a range of scenarios. They entail multi-year systemic shocks to assess the Group's ability to meet its capital requirements and liabilities as they fall due in a downturn in the business cycle and/or macroeconomic environment;
- enterprise-wide stress testing considers scenarios that are not macroeconomic in nature but are sufficiently broad to impact across multiple risks or divisions and are likely to affect earnings, capital and funding;
- cross-divisional stress testing includes scenarios which have impacts across divisions relating to sensitivity to a common risk factor(s). This would include, for example, sector based stress testing across corporate portfolios and sensitivity analysis to stress in market factors. These stress tests are discussed with senior divisional management and are reported to senior committees across the Group; and
- divisional and risk specific stress testing is undertaken to support risk identification and management. Examples include the daily product based stress testing using a hybrid of hypothetical and historical scenarios within market risk.

Portfolio analysis, using historic performance and forward looking indicators of change, uses stress testing to facilitate the measurement of potential exposure to events and seeks to quantify the impact of an adverse change in factors which drive the performance and profitability of a portfolio.

Balance sheet management: Funding and liquidity risk
All disclosures in this section (pages 134 to 145) are audited unless indicated otherwise with an asterisk (*).

Introduction
The Group's balance sheet composition is a function of the broad array of product offerings and diverse markets served by its Core divisions. The structural integrity of the balance sheet is augmented as needed through active management of both asset and liability portfolios. The objective of these activities is to optimise liquidity transformation in normal business environments while ensuring adequate coverage of all cash requirements under extreme stress conditions.

Diversification of the Group's funding base is central to the liquidity management strategy. The Group's businesses have developed large customer franchises, the largest being in the UK, US and Ireland but extend into Europe, Asia and Latin America. Customer deposits provide large pools of stable funding to support the majority of the Group's lending. It is a strategic objective to improve the Group's loan to deposit ratio to 100%, or better, by 2013.

The Group also accesses professional markets funding by way of public and private debt issuances on an unsecured and secured basis. These debt issuance programmes are spread across multiple currencies, and maturities to appeal to a broad range of investor types, and preferences around the world. This market based funding supplements the Group's structural liquidity needs and in some cases achieves certain capital objectives.

Stress testing
Simulated liquidity stress testing is periodically performed for each business and applied to the major operating subsidiary balance sheets. A variety of firm-specific and market related scenarios are used at the consolidated level and in individual countries. These scenarios include assumptions about significant changes in key funding sources, credit ratings, contingent uses of funding, and political and economic conditions in certain countries. Stress tests are regularly updated based on changing market conditions.

Contingency planning
The Group has a Contingency Funding Plan (CFP) which is maintained and updated as the balance sheet evolves. The CFP is linked to stress test results and forms the foundation for liquidity risk limits. Limits in the business-as-usual environment are bounded by capacity to satisfy the Group's liquidity needs in the stress environments. The CFP provides a detailed description of the availability, size and timing of all sources of contingent liquidity available to the Group in a stress event. These are ranked in order of economic impact and effectiveness to meet the anticipated stress requirement. The CFP includes documented procedures and sign-offs for actions that may require businesses to provide access to customer assets for collateralized borrowing, securitisation or sale. Roles and responsibilities for the effective implementation of the CFP are also documented.

Liquidity reserves
The Group maintains liquidity reserves sufficient to satisfy cash requirements in the event of a severe disruption in its access to either wholesale or retail funding sources. The reserves consist of high quality unencumbered government securities and cash held on deposit at central banks. Government securities vary by type and jurisdiction based on local regulatory considerations. The currency mix of the reserves reflects the underlying balance sheet composition.

Regulatory oversight
The Group operates in multiple jurisdictions and is subject to a number of regulatory regimes.

The Group's lead regulator is the Financial Services Authority (FSA). The FSA implemented a new liquidity regime on 1 June 2010. The new rules provide a standardised approach applied to all UK banks. At RBS, the rules focus on the RBS UK Defined Liquidity Group (a subset comprising the Group's five main UK banks, The Royal Bank of Scotland plc, National Westminster Bank Plc, Ulster Bank Limited, Coutts & Company and Adam & Company) and cover adequacy of liquidity resources, controls, stress testing and the Individual Liquidity Adequacy Assessment (ILAA) process. The ILAA informs the Board and FSA of the assessment and quantification of the Group's liquidity risks and their mitigation, and how much current and future liquidity is required. The ILAA was approved by the Board in November 2010. The FSA is expected to issue 'Individual Liquidity Guidance' to the Group in 2011.

In the US, the Group's operations are required to meet liquidity requirements set out by the US Federal Reserve Bank, Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation and Financial Industry Regulatory Authority. In the Netherlands, the Group is subject to the De Nederlandsche Bank liquidity oversight regime.

Regulatory developments*
There have been a number of significant developments in the regulation of liquidity risk.

In December 2010, the BCBS issued the 'International framework for liquidity risk measurement, standards and monitoring' which confirmed the introduction of two liquidity ratios, the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR). The introduction of both of these will be subject to an observation period, which includes review clauses to address and identify any unintended consequences.

After an observation period beginning in 2011, the LCR, including any revisions, will be introduced on 1 January 2015. The NSFR, including any revisions, will move to a minimum standard by 1 January 2018.

* unaudited

Funding sources

The table below shows the composition of the Group's primary funding sources, excluding repurchase agreements.

	2010		2009		2008	
	£m	%	£m	%	£m	%
Deposits by banks						
- cash collateral	28,074	3.8	32,552	4.0	45,783	4.8
- other	37,864	5.1	83,090	10.3	133,160	14.0
	65,938	8.9	115,642	14.3	178,943	18.8
Debt securities in issue						
- commercial paper	26,235	3.5	44,307	5.5	69,891	7.3
- certificates of deposits	37,855	5.1	58,195	7.2	73,925	7.8
- medium-term notes and other bonds	131,026	17.7	125,800	15.6	108,529	11.4
- covered bonds	4,100	0.6	—	—	—	—
- other securitisations	19,156	2.6	18,027	2.2	17,113	1.8
	218,372	29.5	246,329	30.5	269,458	28.3
Subordinated liabilities	27,053	3.7	31,538	3.9	43,678	4.6
Total wholesale funding	311,363	42.1	393,509	48.7	492,079	51.7
Customer deposits						
- cash collateral	10,433	1.4	9,934	1.2	18,344	1.9
- other	418,166	56.5	404,317	50.1	441,974	46.4
Total customer deposits	428,599	57.9	414,251	51.3	460,318	48.3
Total funding	739,962	100.0	807,760	100.0	952,397	100.0

Key points

- The Group has continued to reduce reliance on wholesale funding and diversify funding sources. Deposits by banks were reduced by 43% since 31 December 2009.
- The Group has increased the proportion of its funding from customer deposits during 2010, from 51% at 31 December 2009 to 58% at 31 December 2010.
- The Group was able to reduce short-term wholesale borrowing by £93 billion to £157 billion (including £63 billion of deposits from banks) during the year. Short-term wholesale funding excluding derivative collateral decreased from £216 billion at 31 December 2009 to £129 billion at 31 December 2010.

Balance sheet management: Funding and liquidity risk continued

The tables below show the Group's debt securities in issue and subordinated liabilities by maturity.

2010	Debt securities in issue £m	Subordinated liabilities £m	Total £m	%
Less than one year	94,048	964	95,012	38.7
1-5 years	71,955	9,230	81,185	33.1
More than 5 years	52,369	16,859	69,228	28.2
	218,372	27,053	245,425	100.0
2009				
Less than one year	136,901	2,144	139,045	50.0
1-5 years	70,437	4,235	74,672	26.9
More than 5 years	38,991	25,159	64,150	23.1
	246,329	31,538	277,867	100.0
2008				
Less than one year	170,240	1,994	172,234	55.0
1-5 years	56,109	5,733	61,842	19.8
More than 5 years	43,109	35,951	79,060	25.2
	269,458	43,678	313,136	100.0

Key points

- The Group has improved its funding and liquidity position by extending the average maturity of debt securities in issue.
- The proportion of debt instruments with a remaining maturity of greater than one year has increased in 2010 from 50% at 31 December 2009 to 61% at 31 December 2010.

Short-term borrowings*

The table below shows details of the Group's short-term borrowings.

Short-term borrowings comprise repurchase agreements, borrowings from financial institutions, commercial paper and certification of deposit. Derivative collateral received from financial institutions is excluded from the table below as are long-term borrowings by US Retail & Commercial from Federal Home Loan Banks.

	Repos	Financial institutions (1,2)	Commercial paper	Certificates of deposits	Total 2010	Total 2009	Total 2008
At year end							
- balance (£bn)	115	42	26	38	221	242	347
- weighted average interest rate	0.5%	0.6%	0.7%	0.6%	0.6%	0.8%	3.8%
During the year							
- maximum balance (£bn)	157	78	37	57	329	357	594
- average balance (£bn)	137	62	34	50	283	292	486
- weighted average interest rate	0.6%	0.8 %	0.9%	1.0%	0.7%	1.9%	4.2%

Notes:
(1) Excludes derivative cash collateral of £28 billion at 31 December 2010 (2009 - £33 billion; 2008 - £46 billion), 2010 average of £34 billion (2009 - £40 billion; 2008 - £20 billion).
(2) Includes federal funds purchased of £1.5 billion at 31 December 2010 (2009 - £3 billion; 2008 - £4 billion), 2010 average of £2 billion (2009 - £3 billion; 2008 - £3 billion).

Balances are generally based on monthly data. Average interest rates during the year are computed by dividing total interest expense by the average amount borrowed. Average interest rates at year end are average rates for a single day and as such may reflect one-day market distortions which may not be indicative of generally prevailing rates.

* unaudited

Long-term debt issuances

The table below shows debt securities issued by the Group with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominately term repurchase agreements) not reflected in the tables below.

	2010 £m	2009 £m	2008 £m
Public			
- unsecured	12,887	8,386	5,166
- unsecured: guaranteed	—	19,663	6,334
- secured	8,041	—	—
Private			
- unsecured	17,450	14,895	24,172
- unsecured: guaranteed	—	15,459	8,151
Gross issuance	38,378	58,403	43,823

The table below shows the original maturity and currency breakdown of long-term debt securities issued in 2010.

Original maturity	£m	%
1-2 years	1,698	4.4
2-3 years	3,772	9.8
3-4 years	5,910	15.4
4-5 years	559	1.5
5-10 years	14,187	37.0
> 10 years	12,252	31.9
	38,378	100.0

Currency	£m	%
GBP	4,107	10.7
EUR	19,638	51.2
USD	9,760	25.4
Other	4,873	12.7
	38,378	100.0

Key points

- Term debt issuances exceeded the Group's original plans of £20 - £25 billion as investor appetite for both secured and unsecured funding allowed the Group to accelerate plans to extend the maturity profile of its wholesale funding.
- Execution was strong across G10 currencies and diversified across the yield curve.
- There were term issuances of £4.5 billion in January and February 2011.

Balance sheet management: Funding and liquidity risk continued

Credit Guarantee Scheme

The table below shows the residual maturity of the Group's outstanding term funding issued under the UK Government's Credit Guarantee Scheme at 31 December 2010.

Residual maturity	£m	%
Q1 2011	196	0.5
Q2 2011	1,224	2.9
Q4 2011	18,728	45.2
Q1 2012	15,593	37.6
Q2 2012	5,714	13.8
	41,455	100.0

Key points

- The Group had £41.5 billion outstanding at 31 December 2010 (2009 - £45.2 billion) of which £20.1 billion matures in 2011.
- The Group's funding plan for 2011 incorporates these maturities along with other structural balance sheet changes.

Special Liquidity Scheme*

The Group does not use the Special Liquidity Scheme (SLS) to fund its business activities. The Group's outstanding liabilities under the SLS are used to fund elements of its liquidity portfolio. Balances under the SLS continued to reduce in 2010.

Liquidity portfolio

The table below shows the composition of the Group's liquidity portfolio. The Group has refined the presentation of this portfolio. Treasury bills and other government bonds which were previously reported under the central Group Treasury portfolio, as well as unencumbered collateral and other liquid assets are now included in their respective asset classes.

Liquidity portfolio	2010 £m	2009 £m
Cash and balances at central banks	53,661	51,500
Treasury bills	14,529	30,010
Central and local government bonds (1)		
- AAA rated governments (2)	41,435	30,140
- AA- to AA+ rated governments	3,744	2,011
- governments rated below AA	1,029	1,630
- local government	5,672	5,706
	51,880	39,487
Unencumbered collateral (3)		
- AAA rated	17,836	20,246
- below AAA rated and other high quality assets	16,693	29,418
	34,529	49,664
Total liquidity portfolio	154,599	170,661

Notes:
(1) Includes FSA eligible government bonds of £34.7 billion at 31 December 2010.
(2) Includes AAA rated US government guaranteed agencies.
(3) Includes secured assets which are eligible for discounting at central banks, comprising loans and advances and debt securities.

Key points

- The liquidity portfolio at the end of 2009 reflects the build up of liquid assets ahead of the legal separation of RBS N.V. and ABN AMRO in April 2010. Following the separation, the liquid assets and associated short-term wholesale funding were managed down to business as usual levels.
- The Group has maintained its liquidity portfolio at or near its strategic target of £150 billion. The final level of the reserves will be influenced by balance sheet size, maturity profile and regulatory requirements.
- The Group anticipates that the composition of the liquidity portfolio will vary over time based on changing regulatory requirements and internal evaluation of liquidity needs under stress.

* unaudited

Funding and liquidity metrics

The Group continues to improve and augment funding and liquidity risk management practices in light of market experience and emerging regulatory and industry standards. The Group monitors a range of funding and liquidity indicators for the consolidated Group as well as its principal subsidiaries. These metrics encompass short and long-term liquidity requirements under stress and normal operating conditions. Two important structural ratios are described below.

Net stable funding ratio*

The table below shows the Group's net stable funding ratio (NSFR) estimated by applying the Basel III guidance issued in December 2010. This measure seeks to show the proportion of structural term assets which are funded by stable funding including customer deposits, long-term wholesale funding, and equity.

	2010		2009		2008		
	£bn	ASF(1) £bn	£bn	ASF(1) £bn	£bn	ASF(1) £bn	Weighting %
Equity	76	76	80	80	64	64	100
Wholesale funding > 1 year	154	154	144	144	149	149	100
Wholesale funding < 1 year	157	—	250	—	343	—	—
Derivatives	424	—	422	—	969	—	—
Repurchase agreements	115	—	106	—	142	—	—
Deposits							
- Retail and SME - more stable	172	155	166	149	184	166	90
- Retail and SME - less stable	51	41	50	40	55	44	80
- Other	206	103	199	99	221	110	50
Other (2)	98	—	105	—	92	—	—
Total liabilities and equity	1,453	529	1,522	512	2,219	533	
Cash	57	—	52	—	12	—	—
Inter-bank lending	58	—	49	—	71	—	—
Debt securities:							
- < 1year	43	—	69	—	69	—	—
- central and local governments AAA to AA- > 1 year	89	4	84	4	68	3	5
- other eligible bonds > 1 year	75	15	87	17	101	20	20
- other bonds > 1 year	10	10	9	9	15	15	100
Derivatives	427	—	438	—	991	—	—
Reverse repurchase agreements	95	—	76	—	98	—	—
Customer loans and advances							
- < 1 year	125	63	153	77	190	95	50
- residential mortgages > 1 year	145	94	137	89	170	111	65
- retail loans < 1year	22	19	24	20	30	25	85
- other > 1year	211	211	241	241	298	298	100
Other (3)	96	96	103	103	106	107	100
Total assets	1,453	512	1,522	560	2,219	674	
Undrawn commitments	267	13	289	14	347	17	5
Total assets and undrawn commitments	1,720	525	1,811	574	2,566	691	
Net stable funding ratio		101%		89%		77%	

Notes:
(1) Available stable funding.
(2) Deferred tax, insurance liabilities and other liabilities.
(3) Prepayments, accrued income, deferred tax and other assets.
(4) Prior periods have been revised to reflect the Basel III guidance.

Key points*

- The Group's estimated NSFR improved to 101% at 31 December 2010 from 89% at 31 December 2009, primarily due to a decrease in wholesale funding with maturity of less than one year and a reduction in customer loans.
- The Group's NSFR calculation will continue to be refined over time in line with regulatory developments.

Balance sheet management: Funding and liquidity risk continued

Funding and liquidity metrics continued

The table below shows the Group's loan to deposit ratio and customer funding gap.

	Loan to deposit ratio (1)		Customer funding gap (1)
	Group %	Core %	Group £bn
2010	117	96	74
2009	135	104	142
2008	151	118	233

Note:
(1) Excludes repurchase agreements, bancassurance deposits to 31 March 2010 and loans are net of provisions. For Group before RFS MI only.

Key points

- The Group's loan to deposit ratio improved significantly by 1800 basis points to 117% at 31 December 2010 and the funding gap narrowed by £68 billion over the year to £74 billion at 31 December 2010, due primarily to a reduction in Non-Core customer loans and increased customer deposits.
- The loan to deposit ratio for the Group's Core business at 31 December 2010 improved to 96% from 104% at 31 December 2009.
- It is a strategic objective to improve the Group's loan to deposit ratio to 100%, or better, by 2013.

Assets and liabilities by contractual cashflow maturity

The table below shows the contractual undiscounted cash flows receivable and payable up to a period of twenty years including future receipts and payments of interest of on-balance sheet assets by contractual maturity. The balances in the table below do not agree directly to the consolidated balance sheet, as the table includes all cash flows relating to principal and future coupon payments presented on an undiscounted basis.

2010	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity						
Cash and balances at central banks	56,988	—	—	1	—	25
Loans and advances to banks	33,809	1,377	711	120	193	79
Debt securities	11,247	9,816	25,059	22,400	40,600	22,128
Settlement balances	11,334	231	—	—	41	—
Other financial assets	458	221	207	15	405	—
Total maturing assets	113,836	11,645	25,977	22,536	41,239	22,232
Loans and advances to customers	112,465	86,592	120,139	69,304	78,131	63,015
Derivatives held for hedging	530	1,588	2,612	638	210	101
	226,831	99,825	148,728	92,478	119,580	85,348
Liabilities by contractual maturity						
Deposits by banks	43,396	4,417	1,243	304	651	374
Debt securities in issue	89,583	43,032	31,862	22,569	24,209	6,697
Subordinated liabilities	2,485	2,611	6,570	8,691	8,672	4,607
Settlement balances and other liabilities	12,423	59	136	177	385	25
Total maturing liabilities	147,887	50,119	39,811	31,741	33,917	11,703
Customer accounts	402,457	18,580	8,360	4,651	4,393	2,384
Derivatives held for hedging	608	936	2,103	969	681	253
	550,952	69,635	50,274	37,361	38,991	14,340
Maturity gap	(34,051)	(38,474)	(13,834)	(9,205)	7,322	10,529
Cumulative maturity gap	(34,051)	(72,525)	(86,359)	(95,564)	(88,242)	(77,713)
Guarantees and commitments notional amount						
Guarantees (1)	31,026	—	—	—	—	—
Commitments (2)	266,822	—	—	—	—	—

For notes to this table refer to page 142.

2009	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity						
Cash and balances at central banks	52,239	—	—	1	25	—
Loans and advances to banks	42,615	1,757	966	282	868	71
Debt securities	17,581	14,484	29,675	26,788	52,104	30,335
Settlement balances	12,020	6	1	—	8	1
Other financial assets	265	215	402	127	421	—
Total maturing assets	124,720	16,462	31,044	27,198	53,426	30,407
Loans and advances to customers	126,238	65,946	130,323	101,984	180,595	202,809
Derivatives held for hedging	488	1,547	3,049	1,076	751	10
	251,446	83,955	164,416	130,258	234,772	233,226
Liabilities by contractual maturity						
Deposits by banks	65,966	15,541	3,934	2,301	632	12
Debt securities in issue	100,220	49,300	56,869	25,915	27,326	3,819
Subordinated liabilities	1,929	1,892	3,654	4,963	20,157	6,105
Settlement balances and other liabilities	12,048	100	139	104	239	83
Total maturing liabilities	180,163	66,833	64,596	33,283	48,354	10,019
Customer accounts	521,400	15,619	5,944	4,221	8,490	4,392
Derivatives held for hedging	660	1,566	3,232	1,264	1,674	1,508
	702,223	84,018	73,772	38,768	58,518	15,919
Maturity gap	(55,443)	(50,371)	(33,552)	(6,085)	5,072	20,388
Cumulative maturity gap	(55,443)	(105,814)	(139,366)	(145,451)	(140,379)	(119,991)
Guarantees and commitments notional amount						
Guarantees (1)	39,952	—	—	—	—	—
Commitments (2)	291,634	—	—	—	—	—

For notes to this table refer to page 142.

Balance sheet management: Funding and liquidity risk continued
Assets and liabilities by contractual cashflow maturity continued

2008	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Assets by contractual maturity						
Cash and balances at central banks	12,333	25	—	—	2	29
Loans and advances to banks	61,630	19,369	2,673	921	111	70
Debt securities	26,006	12,895	24,629	23,927	57,846	24,535
Settlement balances	17,830	—	—	—	2	—
Other financial assets	621	193	58	111	343	—
Total maturing assets	118,420	32,482	27,360	24,959	58,304	24,634
Loans and advances to customers	195,553	81,054	138,378	125,621	160,271	152,084
Derivatives held for hedging	266	1,796	2,281	1,359	1,517	649
	314,239	115,332	168,019	151,939	220,092	177,367
Liabilities by contractual maturity						
Deposits by banks	154,614	14,347	3,345	2,754	2,048	34
Debt securities in issue	131,714	48,652	40,067	38,223	38,667	5,626
Subordinated liabilities	1,753	4,271	6,824	5,793	24,503	13,030
Settlement balances and other liabilities	13,351	5	12	6	10	6
Total maturing liabilities	301,432	67,275	50,248	46,776	65,228	18,696
Customer accounts	523,268	33,450	6,577	6,337	7,298	5,319
Derivatives held for hedging	394	2,216	2,543	1,334	2,682	1,373
	825,094	102,941	59,368	54,447	75,208	25,388
Maturity gap	(183,012)	(34,793)	(22,888)	(21,817)	(6,924)	5,938
Cumulative maturity gap	(183,012)	(217,805)	(240,693)	(262,510)	(269,434)	(263,496)

Notes:
(1) The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.
(2) The Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

The tables above have been prepared on the following basis:

The contractual maturity of on-balance sheet assets and liabilities above highlight the maturity transformation which underpins the role of banks to lend long-term but funded predominantly by short-term liabilities such as customer deposits. This is achieved through the diversified funding franchise of the Group across an extensive retail, wealth and SME customer base, and across a wide geographic network. In practice, the behavioural profile of many assets and liabilities exhibit greater stability and longer maturity than the contractual maturity.

Financial assets have been reflected in the time band of the latest date on which they could be repaid, unless earlier repayment can be demanded by the Group. Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If the repayment of a financial instrument is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the asset is included in the time band which contains the latest date on which it can be repaid regardless of early repayment. The liability is included in the time band which contains the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met.

For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months period whatever the level of the index at the year end. The settlement date of debt securities in issue, issued by certain securitisation vehicles consolidated by the Group, depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date. As the repayment of assets and liabilities are linked, the repayment of assets in securitisations are shown on the earliest date that the asset can be prepaid as this is the basis used for liabilities.

Assets and liabilities with a contractual maturity of greater than twenty years - the principal amounts of financial assets and liabilities that are repayable after twenty years or where the counterparty has no right to repayment of the principal are excluded from the table, as are interest payments after twenty years.

Held-for-trading assets and liabilities amounting to £665 billion (assets) and £586 billion (liabilities) (2009 - £651 billion assets, £568 billion liabilities; 2008 - £1,227 billion assets, £1,147 billion liabilities) have been excluded from the table in view of their short-term nature.

Interest rate risk
The banking book consists of interest bearing assets, liabilities and derivative instruments used to mitigate risks which are accounted for on an accrual basis, as well as non-interest bearing balance sheet items which are not subjected to fair value accounting.

The Group provides financial products to satisfy a variety of customer requirements. Loans and deposits are designed to meet customer objectives with regard to repricing frequency, tenor, index, prepayment, optionality and other features. These characteristics are aggregated to form portfolios of assets and liabilities with varying degrees of sensitivity to changes in market rates. Mismatches in these sensitivities give rise to net interest income (NII) volatility as the level of interest rates rise and fall. For example, a bank with a floating rate loan portfolio and largely fixed rate deposits will see its NII rise as interest rates rise and fall as rates decline. Due to the long-term nature of many banking book portfolios, layered repricing characteristics and maturities, it is likely the NII will vary from period to period even with no change in market rate level. New business volumes originated in any period will alter the interest rate sensitivity of a bank if it differs from portfolios originated in prior periods.

Interest rate risk in the banking book (IRRBB) is assessed using a set of standards to define, measure and report the market risk. It is the Group's policy to minimise interest rate sensitivity in banking book portfolios and where interest rate risk is retained to ensure that appropriate measures and limits are applied. Key conventions in evaluating IRRBB are subjected to approval of divisional ALCOs and GALCO. Limits on IRRBB are proposed by the Group Treasurer for approval by ERF annually. IRRBB is measured using a version of the same VaR methodology that is used for the Group's trading portfolios. Net interest income exposures are measured in terms of sensitivity over time to movements in interest rates. Additionally, Citizens measures the sensitivity of the market value of equity to changes in forward interest rates.

Divisions with the exception of Citizens and GBM are required to manage banking book exposures through internal transactions with Group Treasury to the greatest extent possible. Residual risks in divisions must be measured and reported as described.

Group Treasury aggregates exposures arising from its own external activities and positions transferred in from divisions. Where appropriate, Group Treasury nets offsetting risk exposures to determine a residual exposure to rate movements. Hedging transactions using cash and derivative instruments are executed to manage within the GALCO approved VaR limits.

Citizens and GBM manage their own IRRBB exposures within approved limits to satisfy their business objectives.

IRRBB VaR for the Group's retail and commercial banking activities at a 99% confidence level was as follows:

	Average £m	Period end £m	Maximum £m	Minimum £m
2010	57.5	96.2	96.2	30.0
2009	85.5	101.3	123.2	53.3
2008	130.0	76.7	197.4	76.7

A breakdown of the Group's IRRBB VaR by currency is shown below.

Currency	2010 £m	2009 £m	2008 £m
EUR	32.7	32.2	30.9
GBP	79.3	111.2	26.0
USD	120.6	42.1	57.9
Other	9.7	9.0	14.0

Key points

- Interest rate exposure at 31 December 2010 was slightly lower than at the end of 2009. The average exposure in 2010 was 33% below the average for 2009.
- In general, actions taken throughout 2010 to mitigate earnings sensitivity from interest rate movements were executed in US dollars, hence the year on year shift in VaR by currency.

Balance sheet management: Sensitivity of net interest income*
The Group seeks to mitigate the effect of prospective interest rate movements which could reduce future net interest income through the movement of market rates in the Group's retail and commercial businesses, whilst balancing the cost of such hedging activities on the current net revenue stream. Hedging activities also consider the impact on market value sensitivity under stress.

The following table shows the sensitivity of net interest income over the next twelve months to an immediate up and down 100 basis points change to all interest rates. In addition the table includes a 100 basis points steepening and flattening of the yield curves over a one year horizon.

	2010 £m	2009 £m	2008 £m
+100bp shift in yield curves	232	510	139
- 100bp shift in yield curves	(352)	(687)	(234)
Steepener	(30)		
Flattener	(22)		

Key points

- The Group executed transactions in 2010 to reduce the exposure to rising rates related to capital raised in December 2009.
- Actions taken during the year increased the current base level of net interest income, while reducing the Group's overall asset sensitivity.

Structural foreign currency exposures
Structural foreign exchange exposures represent net investment in subsidiaries, associates and branches, the functional currencies of which are currencies other than sterling. The Group hedges structural foreign exchange exposures only in limited circumstances. The Group's objective is to ensure, where practical, that its consolidated capital ratios are largely protected from the effect of changes in exchange rates.

The Group seeks to limit the sensitivity to its Core Tier 1 ratio to 20 basis points in a 10% rate shock scenario. The Group's structural foreign exchange position is reviewed by GALCO regularly.

The table below sets out the Group's structural foreign exchange exposures.

	Net assets of overseas operations £m	RFS Holdings minority interest £m	Net investments in foreign operations £m	Net investment hedges £m	Structural foreign currency exposures pre-economic hedges £m	Economic hedges (1) £m	Residual structural foreign currency exposures £m
2010							
US dollar	17,137	2	17,135	(1,820)	15,315	(4,058)	11,257
Euro	8,443	33	8,410	(578)	7,832	(2,305)	5,527
Other non-sterling	5,320	244	5,076	(4,135)	941	—	941
	30,900	279	30,621	(6,533)	24,088	(6,363)	17,725
2009							
US dollar	15,589	(2)	15,591	(3,846)	11,745	(5,696)	6,049
Euro	21,900	13,938	7,962	(2,351)	5,611	(3,522)	2,089
Other non-sterling	5,706	511	5,195	(4,001)	1,194	—	1,194
	43,195	14,447	28,748	(10,198)	18,550	(9,218)	9,332
2008							
US dollar	17,480	(19)	17,499	(3,659)	13,840	(7,806)	6,034
Euro	26,943	15,431	11,512	(7,461)	4,051	(4,109)	(58)
Chinese Renminbi	3,928	1,898	2,030	(1,082)	948	—	948
Brazilian Real	5,088	621	4,467	(3,096)	1,371	—	1,371
	53,439	17,931	35,508	(15,298)	20,210	(11,915)	8,295

Note:
(1) The economic hedges represent US dollar and euro preference shares in issue that are treated as equity under IFRS, and do not qualify as hedges for accounting purposes.

Key points

- Changes in foreign currency exchange rates will affect equity in proportion to the structural foreign currency exposure. A 5% strengthening in foreign currencies against sterling would result in a gain of £1,200 million (2009 - £930 million; 2008 - £1,010 million) recognised in equity, while a 5% weakening in foreign currencies would result in a loss of £1,150 million (2009 - £880 million; 2008 - £960 million) recognised in equity.
- Structural foreign currency exposures have increased in sterling terms due to exchange rate movements and reduced hedging. The increased exposures more effectively offset retranslation movements in RWAs, reducing the sensitivity of the Group's capital ratios to exchange rate movements.

* unaudited

Equity risk

The Group holds equity positions in order to achieve strategic objectives, support venture capital transactions or in respect of customer restructuring arrangements. The Group is exposed to market risk on these banking book equity positions because they are measured at fair value. Fair values are based on available market prices wherever possible. In the event that market prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The table below sets out the Group's banking book equity positions.

	Listed £m	Unlisted £m	Total £m
2010			
Group	535	2,080	2,615
2009			
Group before RFS MI	401	2,388	2,789
RFS MI	60	211	271
Group	461	2,599	3,060
2008			
Group before RFS MI	4,211	2,759	6,970
RFS MI	56	259	315
Group	4,267	3,018	7,285

Note:
(1) The table above excludes equity exposures held-for-trading and those held by insurance/assurance entities.

Outlook for 2011*

Whilst there have been improvements in the state of the global economy over the course of 2010, the outlook for 2011 remains uncertain. In line with meeting the objectives of the strategic plan, the Group is actively focusing on closing the customer funding gap, continuing to exit Non-Core businesses and reducing undrawn and contingent commitments. These actions will result in a reduction in the need for short-term wholesale funding; the Group is targeting £150 billion by 2013 compared with £157 billion at the end of 2010. The Group will continue to reduce reliance on government supported schemes and be governed by the state of the markets and economies in which it operates. These strategies are aimed at insuring that the Group is more resilient to any further disruptions in the market and better placed to take advantage of favourable trading conditions as they return.

Risk management: Credit risk
All the disclosures in this section (pages 146 to 165) are audited unless otherwise indicated by an asterisk (*).

Credit risk is the risk of financial loss owing to the failure of customers or counterparties to meet payment obligations. The quantum and nature of credit risk assumed across the Group's different businesses varies considerably, while the overall credit risk outcome usually exhibits a high degree of correlation to the macroeconomic environment.

Credit risk organisation
The existence of a strong credit risk management organisation is vital to support the ongoing profitability of the Group. The potential for loss through economic cycles is mitigated through the embedding of a robust credit risk culture within the business units and through a focus on the importance of sustainable lending practices. The role of the credit risk management organisation is to own the credit approval, concentration and risk appetite frameworks and to act as the ultimate authority for the approval of credit. This, together with strong independent oversight and challenge, enables the business to maintain a sound lending environment within risk appetite.

Responsibility for development of Group-wide policies, credit risk frameworks, Group-wide portfolio management and assessment of provision adequacy sits within the functional Group Credit Risk organisation (GCR) under the management of the Group Chief Credit Officer. Execution of these policies and frameworks is the responsibility of the risk management organisations located within the Group's business divisions. These divisional credit risk functions work together with GCR to ensure that the Board's expressed risk appetite is met within a clearly defined and managed control environment. Each credit risk function within the division is managed by a Chief Credit Officer who reports jointly to a divisional Chief Risk Officer and to the Group Chief Credit Officer. Divisional activities within credit risk include credit approval, transaction and portfolio analysis, early problem recognition and ongoing credit risk stewardship.

GCR is additionally responsible for verifying compliance by the divisions with all Group credit policies. It is assisted in this by a credit quality assurance function owned by the Group Chief Credit Officer and housed within the divisions.

Credit risk appetite
Credit risk appetite is managed and controlled through a series of frameworks designed to limit concentration by sector, counterparty, country or asset class. These are supported by a suite of Group-wide and divisional policies setting out the risk parameters within which business units may operate. Information on the Group's credit portfolios is reported to the Board via the divisional and Group level risk committees detailed in the Governance section on page 120.

Product/asset class
- Retail: a formal risk appetite framework establishes Group-level statements and thresholds that are cascaded through all retail franchises in the Group and to granular business lines. These include measures that relate to both aggregate portfolios and to origination asset quality that are monitored frequently to ensure consistency with Group standards and appetite. This appetite setting and monitoring then informs the processes and parameters employed in origination activities that require a large volume of small scale credit decisions, typically involving an application for a new product or a change in facilities on an existing product. The majority of these decisions are based upon automated strategies utilising credit and behaviour scoring techniques. Scores and strategies are typically segmented by product, brand and other significant drivers of credit risk. These data driven strategies utilise a wide range of credit information relating to a customer including, where appropriate, information across customers' holdings. A small number of credit decisions are subject to additional manual underwriting by authorised approvers in specialist units. These include higher value, more complex, small business and personal unsecured transactions and some residential mortgage applications.

- Wholesale: formal policies, specialised tools and expertise, tailored monitoring and reporting and in certain cases specific limits and thresholds are deployed to address certain lines of business across the Group where the nature of credit risk incurred could represent a concentration or a specific/heightened risk in some other form. Such portfolios are subject to formal governance, including periodic review, at either Group or divisional level, depending on materiality.

Sector
Across wholesale portfolios, exposures are assigned to, and reviewed in the context of, a defined set of industry sectors. Through this sector framework, appetite and portfolio strategies are agreed and set at aggregate and more granular levels where exposures have the potential to represent excessive concentration or where trends in both external factors and internal portfolio performance give cause for concern. Formal periodic reviews are undertaken at Group or divisional level depending on materiality; these may include an assessment of the Group's franchise in a particular sector, an analysis of the outlook (including downside outcomes), identification of key vulnerabilities and stress/scenario tests. Specific reporting on trends in sector risk and on status versus agreed appetite and portfolio strategies is provided to senior management and to the Board.

Single name
Within wholesale portfolios, much of the activity undertaken by the credit risk function is organised around the assessment, approval and management of the credit risk associated with a borrower or group of related borrowers.

A formal single name concentration framework addresses the risk of outsized exposure to a borrower or borrower group. The framework includes specific and elevated approval requirements; additional reporting and monitoring; and the requirement to develop plans to address and reduce excess exposures over an appropriate timeframe.

Credit approval authority is discharged by way of a framework of individual delegated authorities that requires at least two individuals to approve each credit decision, one from the business and one from the credit risk management function. Both parties must hold sufficient delegated authority under the Group-wide authority grid. Whilst both parties are accountable for the quality of each decision taken, the credit risk management approver holds ultimate sanctioning authority. The level of authority granted to individuals is dependent on their experience and expertise with only a small number of senior executives holding the highest authority provided under the framework. Daily monitoring of individual counterparty limits is undertaken.

At a minimum, credit relationships are reviewed and re-approved annually. The renewal process addresses: borrower performance, including reconfirmation or adjustment of risk parameter estimates; the adequacy of security; and compliance with terms and conditions. For certain counterparties, early warning indicators are also in place to detect deteriorating trends of concern in limit utilisation or account performance.

Single name concentrations

Reducing the risk arising from concentrations to single names remains a key focus of management attention. Notwithstanding continued market illiquidity and the impact of negative credit migration caused by the current economic environment, significant progress was made in 2010 and credit exposures in excess of single name concentration limits fell by over 40% during the year.

Country

Country risk arises from sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (convertibility restrictions and expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to impact elements of the Group's credit portfolio that are directly or indirectly linked to the affected country and can also give rise to market, liquidity, operational and franchise risk related losses.

The framework for the Group's appetite for country risk is set by the Executive Risk Forum (ERF) in the form of limits by country risk grade, with sub-limits on medium-term exposure. Authority is delegated to the Group Country Risk Committee to manage exposures within the framework, with escalation where needed to ERF. Specific limits are set for individual countries based on a risk assessment taking into account the Group's franchise and business mix in that country. Additional limitations (for example, on foreign-currency exposure and product types with higher potential for loss in case of country events) may be established to address specific vulnerabilities in the context of a country's outlook and/or the Group's business strategy in a particular country. A country watch list framework is in place to proactively monitor emerging issues and facilitate the development of mitigation strategies.

Global Restructuring Group

The Global Restructuring Group (GRG) manages problem and potential problem exposures in the Group's wholesale credit portfolios. Its primary function is to actively manage the exposures to minimise loss for the Group and, where feasible, to return the exposure to the Group's mainstream loan book.

Originating business units consult with GRG prior to transfer to GRG when a potentially negative event or trend emerges which might affect a customer's ability to service its debt or increase the Group's risk exposure to that customer. Such circumstances include deteriorating trading performance, likely breach of covenant, challenging macroeconomic conditions, a missed payment or the expectation of a missed payment to the Group or another creditor.

On transfer of the relationship, GRG devises a bespoke strategy that optimises recoveries from the debt. This strategy may also involve GRG reviewing the business operations and performance of the customer. A number of alternative approaches will typically be considered including:

- *Covenant relief:* the temporary waiver or recalibration of covenants may be granted to mitigate a potential or actual covenant breach. Such relief is usually granted in exchange for fees, increased margin, additional security, or a reduction in maturity profile of the original loan.
- *Amendment of restrictive covenants:* restrictions in loan documents may be amended or waived as part of an overall remedial strategy to allow: additional indebtedness; the granting of collateral; the sale of a business; the granting of junior lien on the collateral; or other fundamental change in capital or operating structure of the enterprise.
- *Variation in margin:* contractual margin may be amended to bolster the customer's day-to-day liquidity, with the aim of helping to sustain the customer's business as a going concern. This would normally be accompanied by the Group receiving an exit payment, payment in kind or deferred fee.
- *Payment holidays and loan rescheduling:* payment holidays or changes to the contracted amortisation profile including extensions in contracted maturity or roll-overs may be granted to improve customer liquidity. Such concessions often depend on the expectation that liquidity will recover when market conditions improve or from capital raising initiatives that access alternative sources of liquidity. Recently, these types of concessions have become more common in commercial real estate transactions in situations when a shortage of market liquidity rules out immediate refinancing and short-term forced collateral sales unattractive.
- *Forgiveness of all or part of the outstanding debt:* debt may be forgiven or exchanged for equity where a fundamental shift in the customer's business or economic environment means that other forms of restructuring strategies are unlikely to succeed in isolation and the customer is incapable of servicing current debt obligations. Debt forgiveness is often an element in leveraged finance transactions which are typically structured on the basis of projected cash flows from operational activities rather than underlying tangible asset values. Maintaining the business as a going concern with a sustainable level of debt is the preferred option rather than realising the underlying assets, provided that the underlying business model and strategy are considered viable.

Risk management: Credit risk continued

Global Restructuring Group continued

Depending on the case in question, GRG may employ a combination of these options in order to achieve the best outcome. It may also consider alternative approaches, either alone or together with the options listed above.

The following are generally considered as options of last resort:

- *Enforcement of security or otherwise taking control of assets:* where the Group holds underlying collateral or other security interest and is entitled to enforce its rights, it may take ownership or control of the assets. The Group's preferred strategy is to consider other possible options prior to exercising these rights.

- *Insolvency:* where there is no suitable restructuring option or the business is no longer regarded as sustainable, insolvency will be considered. Insolvency may be the only option that ensures that the assets of the business are properly and efficiently distributed to relevant creditors.

As discussed above, GRG will consider a range of possible restructuring strategies. At the time of execution, the ultimate outcome of the strategy adopted is unknown and highly dependent on the cooperation of the borrower and the continued existence of a viable business. The customer's financial position, its anticipated future prospects and the likely effect of the restructuring including any concessions are considered by the GRG relationship manager to establish whether an impairment provision is required, subject to divisional and Group governance.

During 2010, GRG completed corporate loan restructurings totalling £6.2 billion (exposures of more than £5 million) of which £2.7 billion were classified as impaired. Of these restructurings £2.4 billion related to commercial real estate and £2.1 billion to manufacturing. The incidence of the main types of arrangements is analysed below:

	% of loans (by value)
Term extensions	54
Debt forgiveness	25
Debt for equity	23
Interest rate concessions and payment moratoriums	36

The total above exceeds 100% as an individual case can involve more than one type of arrangement.

Transfer of restructured loans to the performing book follows assessment by relationship managers in GRG. All cases are individually assessed; when no further losses are expected the loan is returned to performing status. Restructured loans that carry an impairment provision remain classified as impaired. Of the £3.5 billion of corporate loans that were transferred to the performing book with a concession during 2010, loans amounting to £1.8 billion had a negotiated margin increase as compensation for concessions granted.

Retail collections and recoveries

There are collections and recoveries functions in each of the consumer businesses. Their role is to provide support and assistance to customers who are currently experiencing difficulties in meeting their financial obligations. Where possible, the aim of the collections and recoveries teams is to return the customer to a satisfactory position, by working with them to restructure their finances. If this is not possible, the team has the objective of reducing the loss to the Group.

Forbearance*

The Group's retail forbearance activities involve granting various contract revisions not normally available, such as reduced repayments, payment moratoriums and the roll up of arrears, principally to retail customers with secured lending that are experiencing temporary financial difficulties.

Loans are identified for forbearance primarily as a result of contact from the customer or payment arrears and it is only granted following an assessment of the customer's ability to pay. For those loans that are classified as impaired, the Group's objective is to minimise the loss on these accounts; for currently performing loans the aim is to enable the customer to continue to service the loan.

Forbearance lending for which an impairment loss provision has been recognised remains classified as non-performing. Where the customer met the loan terms prior to modification and where there is an expectation that the customer will meet the revised terms, these loans are classified as performing loans.

Retail loan forbearance arrangements during 2010 totalled £3.3 billion (residential mortgages £3.1 billion), of which £1.0 billion were classified as impaired. The incidence of the main types of retail forbearance is analysed below.

	% of loans (by value)
Reduced repayments	59
Payment moratoriums	20
Roll up of arrears	19
Interest reductions	6
Term extensions	3

The total exceeds 100% as an individual case can involve more than one type of arrangement.

Of the forbearance arrangements agreed in the performing book during 2010, less than 15% were impaired as at 31 December 2010.

* unaudited

Credit risk mitigation*

The Group employs a number of structures and techniques to mitigate credit risk. Netting of debtor and creditor balances will be undertaken in accordance with relevant regulatory and internal policies; exposure on over-the-counter derivative and secured financing transactions is further mitigated by the exchange of financial collateral and documented on market standard terms. Further mitigation may be undertaken in a range of transactions, from retail mortgage lending to large wholesale financing, by structuring a security interest in a physical or financial asset; credit derivatives, including credit default swaps, credit linked debt instruments, and securitisation structures; and guarantees and similar instruments (for example, credit insurance) from related and third parties are used in the management of credit portfolios, typically to mitigate credit concentrations in relation to an individual obligor, a borrower group or a collection of related borrowers.

The use and approach to credit risk mitigation varies by product type, customer and business strategy. Minimum standards applied across the Group cover: general requirements, including acceptable credit risk mitigation types and any conditions or restrictions applicable to those mitigants; the means by which legal certainty is to be established, including required documentation and all necessary steps required to establish legal rights; acceptable methodologies for the initial and any subsequent valuations of collateral and the frequency with which they are to be revalued (for example, daily in the trading book); actions to be taken in the event the current value of mitigation falls below required levels; management of the risk of correlation between changes in the credit risk of the customer and the value of credit risk mitigation; management of concentration risks, for example, setting thresholds and controls on the acceptability of credit risk mitigants and on lines of business that are characterised by a specific collateral type or structure; and collateral management to ensure that credit risk mitigation remains legally effective and enforceable.

Credit risk measurement

Credit risk models are used throughout the Group to support the quantitative risk assessment element of the credit approval process, ongoing credit risk management, monitoring and reporting and portfolio analytics. Credit risk models used by the Group may be divided into three categories, as follows.

Probability of default/customer credit grade (PD)

These models assess the probability that a customer will fail to make full and timely repayment of their obligations. The probability of a customer failing to do so is measured over a one year period through the economic cycle, although certain retail scorecards use longer periods for business management purposes.

Wholesale businesses: as part of the credit assessment process, each counterparty is assigned an internal credit grade derived from a default probability. There are a number of different credit grading models in use across the Group, each of which considers risk characteristics particular to that type of customer. The credit grading models score a combination of quantitative inputs (for example, recent financial performance) and qualitative inputs, (for example, management performance or sector outlook).

Retail businesses: each customer account is separately scored using models based on the most material drivers of default. In general, scorecards are statistically derived using customer data. Customers are assigned a score, which in turn is mapped to a probability of default. The probabilities of default are used to group customers into risk pools. Pools are then assigned a weighted average probability of default using regulatory default definitions.

Exposure at default

Facility usage models estimate the expected level of utilisation of a credit facility at the time of a borrower's default. For revolving and variable draw down type products which are not fully drawn, the exposure at default (EAD) will typically be higher than the current utilisation. The methodologies used in EAD modelling provide an estimate of potential exposure and recognise that customers may make more use of their existing credit facilities as they approach default.

Counterparty credit risk exposure measurement models are used for derivative and other traded instruments where the amount of credit risk exposure may be dependent upon one or more underlying market variables such as interest or foreign exchange rates. These models drive internal credit risk activities such as limit and excess management.

Loss given default

These models estimate the economic loss that may be experienced (the amount that cannot be recovered) by the Group on a credit facility in the event of default. The Group's loss given default (LGD) models take into account both borrower and facility characteristics for unsecured or partially unsecured facilities, as well as the quality of any risk mitigation that may be in place for secured facilities, plus the cost of collections and a time discount factor for the delay in cash recovery.

Risk management: Credit risk continued
Credit risk assets*

Credit risk assets consist of:

- Lending: cash and balances at central banks and loans and advances to banks and customers (including overdraft facilities, instalment credit and finance leases);
- Rate risk management (RRM); and
- Contingent obligations, primarily letters of credit and guarantees.

Reverse repurchase agreements and issuer risk (primarily debt securities - see page 176) are excluded. Where relevant, and unless otherwise stated, the data reflects the effect of credit mitigation techniques.

Divisional analysis	2010 £m	2009 £m
UK Retail	108,302	103,029
UK Corporate	105,886	110,009
Wealth	18,875	16,553
Global Transaction Services	35,462	32,428
Ulster Bank	40,750	42,042
US Retail & Commercial	51,699	52,104
Retail & Commercial	360,974	356,165
Global Banking & Markets	171,891	205,588
Other	36,659	3,305
Core	569,524	565,058
Non-Core	125,383	158,499
	694,907	723,557

Key points

- All Core divisions either broadly maintained or reduced credit risk assets over the period. The exception, 'Other', is driven by exposures in Group Treasury. Growth here has occurred within the highest asset quality bands reflecting exposure to central banks in US, UK and Germany.
- Non-Core exposure reduced in line with targets during 2010 as a result of disposals and active run-down of assets. Key reductions include the country exits in Asia & Latin America, material reductions in the Leveraged Finance business through asset sales and restructurings and unwinding of trades within the Markets business.

Credit risk assets: Asset quality*

Using the PD models described previously, customers are assigned credit grades and scores, which are used for internal management reporting across portfolios, including a Group level asset quality scale, as shown below.

Internal reporting and oversight of risk assets is principally differentiated by credit grades. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Accordingly, measures of risk exposure may be readily aggregated and reported at increasing levels of granularity depending on stakeholder or business need.

		2010				2009			
Asset quality band	PD range	Core £m	Non-Core £m	Total £m	% of total	Core £m	Non-Core £m	Total £m	% of total
AQ1	0% - 0.034%	175,793	17,728	193,521	27.8	149,132	23,226	172,358	23.8
AQ2	0.034% - 0.048%	18,274	2,526	20,800	3.0	18,029	3,187	21,216	2.9
AQ3	0.048% - 0.095%	26,244	4,259	30,503	4.4	26,703	7,613	34,316	4.7
AQ4	0.095% - 0.381%	64,277	15,052	79,329	11.4	78,144	18,154	96,298	13.3
AQ5	0.381% - 1.076%	90,639	18,767	109,406	15.7	92,908	24,977	117,885	16.3
AQ6	1.076% - 2.153%	73,367	12,913	86,280	12.4	76,206	18,072	94,278	13.0
AQ7	2.153% - 6.089%	41,399	10,451	51,850	7.5	44,643	15,732	60,375	8.3
AQ8	6.089% - 17.222%	15,300	4,308	19,608	2.8	18,923	4,834	23,757	3.4
AQ9	17.222% - 100%	11,398	8,621	20,019	2.9	11,589	8,074	19,663	2.7
AQ10	100%	18,003	25,005	43,008	6.2	16,756	22,666	39,422	5.5
Other (1)		34,830	5,753	40,583	5.9	32,025	11,964	43,989	6.1
		569,524	125,383	694,907	100.0	565,058	158,499	723,557	100.0

Note:
(1) 'Other' largely comprises assets covered by the standardised approach for which a PD equivalent to those assigned to assets covered by the internal ratings based approach is not available.

*unaudited

AQ10 credit risk assets	2010 AQ10 £m	2010 % of divisional credit risk assets	2009 AQ10 £m	2009 % of divisional credit risk assets
UK Retail	5,017	4.6	4,846	4.7
UK Corporate	5,130	4.8	5,604	5.1
Wealth	9	—	11	0.1
Global Transaction Services	349	1.0	242	0.7
Ulster Bank	4,348	10.7	2,741	6.5
US Retail & Commercial	599	1.2	506	1.0
Retail & Commercial	15,452	4.3	13,950	3.9
Global Banking & Markets	2,551	1.5	2,806	1.4
Core	18,003	3.2	16,756	3.0
Non-Core	25,005	19.9	22,666	14.3
	43,008	6.2	39,422	5.5

The table below provides a breakdown of AQ10 credit risk assets by sector.

AQ10 credit risk assets	2010 £m	2009 £m
Personal	7,620	6,955
Property	23,672	20,145
Banks and financial institutions	1,981	1,928
Transport and storage	1,689	1,026
Other	8,046	9,368
	43,008	39,422

Key points

- The Core divisions have generally seen an improvement in asset quality within the performing book during 2010 as the economic environment has slowly improved.
- A notable exception is Ulster Bank where weakness in the Irish property sector continues to impact portfolio trends and the stock of defaulted assets (AQ10) continues to grow. Refer to section on Ulster Bank on pages 161 to 165 for more details.
- Non-Core exposure has reduced across all AQ bands with the exception of AQ10, where the transfer of additional property assets from Ulster Bank and defaults within the property sector in Ireland and globally have led to an increase over 2009. Credit migration for the remaining Non-Core portfolio has been neutral since the end of the first quarter of 2010.
- There have been no major changes in the specific sectors contributing to AQ10 band with property (55%) remaining the dominant contributor.

Risk management: Credit risk continued

Credit risk assets* continued

Country risk

Under the Group's country risk framework, country exposures are actively managed both for countries that represent a larger concentration and for those which, under the country watch list process, have been identified as exhibiting signs of actual or potential stress.

The country risk tables below show credit risk assets exceeding £1 billion by borrowers domiciled in countries with an external rating of A+ and below from Standard & Poor's, Moody's or Fitch and selected eurozone countries. The numbers are stated gross of mitigating action which may have been taken to reduce or eliminate exposure to country risk events.

	Lending								
2010	Central and local government £m	Central bank £m	Other financial institutions £m	Corporate £m	Personal £m	Total £m	Core £m	Non-Core £m	RRM and contingent obligations £m
Republic of Ireland	61	2,119	900	19,881	20,228	43,189	32,431	10,758	3,496
Italy	45	78	1,086	2,483	27	3,719	1,817	1,902	2,312
India	262	—	1,614	2,590	273	4,739	4,085	654	1,249
China	17	298	1,240	753	64	2,372	2,136	236	1,572
Turkey	282	68	485	1,365	12	2,212	1,520	692	547
South Korea	—	276	1,039	555	2	1,872	1,822	50	643
Russia	—	110	251	1,181	58	1,600	1,475	125	216
Mexico	—	8	149	999	1	1,157	854	303	148
Brazil	—	—	825	315	5	1,145	1,025	120	120
Romania	36	178	42	426	446	1,128	7	1,121	142
Poland	—	168	13	655	6	842	736	106	381
Portugal	86	—	63	611	6	766	450	316	537
Additional selected eurozone countries									
Spain	19	5	258	6,962	407	7,651	3,130	4,521	2,447
Greece	14	36	49	188	16	303	173	130	214
2009									
Republic of Ireland	78	1,830	1,693	21,518	22,348	47,467	32,479	14,988	4,820
Italy	10	119	751	4,465	27	5,372	1,877	3,495	2,146
India	—	109	499	2,752	63	3,423	3,240	183	1,691
China	50	296	780	947	42	2,115	1,845	270	425
Turkey	255	335	207	1,870	10	2,677	1,918	759	274
South Korea	—	6	903	656	1	1,566	1,467	99	1,458
Russia	—	58	84	1,578	27	1,747	1,275	472	511
Mexico	2	45	161	1,262	1	1,471	594	877	112
Brazil	—	—	623	420	3	1,046	833	213	282
Romania	49	392	46	637	507	1,631	37	1,594	169
Poland	—	22	40	1,038	6	1,106	996	110	625
Portugal	—	—	51	861	5	917	582	335	461
Additional selected eurozone countries									
Spain	30	17	373	7,658	438	8,516	2,957	5,559	2,325
Greece	21	37	52	290	16	416	245	171	194

*unaudited

Key points

- Credit risk assets relating to most of the countries above declined in 2010, reflecting active exposure management. In addition to the overall exposure reductions, granular portfolio reviews have been and continue to be undertaken with a view to adjusting the tenor profile and better alignment of the Group's country risk appetite to the risk of adverse economic and political developments.

- Reductions were seen in corporate and personal exposures, particularly in the Non-Core portfolios. This contrasted with increases in financial institutions in a number of countries, mostly due to increases in RRM exposure. Some countries in Asia have seen increased exposures during 2010, including two of the Group's strategically important countries in this region, China and India, following reductions in 2008 and 2009.

- The Group broadened its country risk framework in 2010, to capture advanced as well as emerging market countries. Cross-country assessments were conducted to identify portfolio vulnerabilities to a number of risk scenarios, including a eurozone sovereign debt crisis. Limit controls are being applied on a risk differentiated basis and selected exposure actions have been taken. Further scenario stress testing is continuing, and covers the potential for economic and political shocks in the eurozone and in the broader global environment.

- For selected eurozone countries, the general trend in lending was lower, due in part to a depreciation of the euro against sterling by 3% over the year.

- Republic of Ireland (ROI): lending fell by £4.3 billion in 2010, resulting from reductions in personal lending by £2.1 billion, central banks and other financial institutions by £0.5 billion and corporate clients by £1.6 billion. An increase was seen in Ulster Bank's central bank exposure due to higher cash balances as part of its liquidity portfolio. The general trend in exposure remains downward. Divisional analysis is set out below:

  - Ulster Bank represents more than 95% (£32 billion) of the Group's Core lending to ROI and has seen a minimal increase of £0.64 billion in 2010, largely because of a rise of £0.3 billion in central bank placing due to increased cash holdings. Ulster Bank Core provisions at 31 December 2010 increased by 70% due to the continuing deterioration in the Irish economy.

  - Non-Core lending to ROI (£10.8 billion) declined by £4.2 billion in 2010, mainly due to a reduction in exposure to corporate and financial institutions of £3 billion during the year. In addition, customer advances in Lombard Ireland decreased by 30% during the year to £0.9 billion. Overall default levels have continued to show signs of stabilisation.

  - Global Banking & Markets (GBM) accounts for a further £0.6 billion of the Core lending exposure, largely relating to domestic and foreign owned financial institutions. In addition, overall limits to the major Irish domestic banks have halved since 31 December 2008 to £1.2 billion, with the majority representing collateralised RRM or guarantees for third-party obligations. Overall credit quality remains acceptable with a majority of the exposure to investment grade entities.

- Spain: lending fell by £0.9 billion, due to a reduction in corporate activity. During the fourth quarter, this reduction accelerated. Non-Core represents 59% of the Group's total exposure to Spain in 2010 (2009 - 65%). In the course of 2010, progress was made towards increased collateralisation of the portfolio.

- Italy: lending decreased by £1.7 billion, as a result of a net reduction in corporate lending of £2.0 billion and an increase to financial institutions of £0.3 billion. In addition, there was an increase in RRM exposure to financial institutions by £0.7 billion; the non-lending portfolio is comprised predominantly of collateralised trading activity.

- Portugal: lending decreased slightly by £0.1 billion related to reductions in corporate activity. Non-Core represents 41% of the total exposure; the structure of the exposure was enhanced through a shift to short-term and collateralised products to support the hedging needs of customers.

- Greece: lending fell by £0.1 billion, due to a reduction in corporate activity. Continuous close scrutiny of the portfolio throughout the year and divestment of selected assets have improved the overall quality of the portfolio, available-for-sale (AFS) debt securities represent the primary concentration.

- Total exposure to Egypt was £253 million at 31 December 2010, including lending of £124 million. The Group has minimal exposures to North African countries.

Risk management: Credit risk continued

Credit risk assets* continued

Portfolio by industry and geography

Industry analysis plays an important part in assessing the potential for concentration risk in the loan portfolio. Particular attention is given to industry sectors where the Group believes there is a high degree of risk or potential for volatility in the future.

The table below analyses credit risk assets by industry sector and geography.

Industry sector (1)	UK £m	Western Europe (excl. UK) £m	North America £m	Asia Pacific £m	Latin America £m	Other (2) £m	Total £m	Core £m	Non-Core £m
2010									
Personal	124,594	22,661	34,970	1,864	126	843	185,058	174,287	10,771
Banks	6,819	39,828	5,098	11,072	1,394	2,503	66,714	65,494	1,220
Other financial institutions	17,550	14,986	14,773	4,200	8,732	1,557	61,798	47,227	14,571
Sovereign (3)	20,209	24,826	18,088	3,243	125	1,790	68,281	66,556	1,725
Property	66,015	31,501	9,857	1,992	3,090	1,758	114,213	61,385	52,828
Natural resources	6,696	7,863	9,771	3,655	1,396	4,143	33,524	24,427	9,097
Manufacturing	10,599	8,529	6,744	2,673	917	2,062	31,524	28,088	3,436
Transport (4)	13,842	8,480	5,389	6,161	2,658	6,592	43,122	27,899	15,223
Retail and leisure	24,716	6,663	5,316	1,438	1,174	945	40,252	34,100	6,152
Telecommunication, media and technology	5,495	5,764	3,283	2,187	328	786	17,843	12,076	5,767
Business services	19,364	4,536	6,238	973	1,086	381	32,578	27,985	4,593
	315,899	175,637	119,527	39,458	21,026	23,360	694,907	569,524	125,383
2009									
Personal	120,193	23,597	37,680	1,374	63	897	183,804	165,143	18,661
Banks	7,850	36,705	4,975	9,121	1,378	2,137	62,166	58,246	3,920
Other financial institutions	14,800	14,125	17,697	4,820	8,441	1,473	61,356	43,762	17,594
Sovereign (3)	18,172	27,421	4,038	3,950	414	2,217	56,212	53,595	2,617
Property	72,768	35,558	11,221	3,507	3,127	1,440	127,621	74,892	52,729
Natural resources	7,876	9,460	9,817	3,029	3,523	4,972	38,677	26,058	12,619
Manufacturing	11,197	14,875	8,718	3,695	1,306	2,633	42,424	33,400	9,024
Transport (4)	14,097	7,033	7,287	5,294	2,604	7,140	43,455	28,362	15,093
Retail and leisure	25,811	8,236	6,148	3,602	1,205	1,691	46,693	35,580	11,113
Telecommunication, media and technology	6,128	8,340	4,854	2,040	680	1,409	23,451	13,645	9,806
Business services	20,497	6,772	6,950	1,137	1,439	903	37,698	32,375	5,323
	319,389	192,122	119,385	41,569	24,180	26,912	723,557	565,058	158,499
2008									
Personal	116,870	25,802	49,182	2,918	73	1,609	196,454		
Banks	11,030	45,656	12,179	8,336	1,693	3,274	82,168		
Other financial institutions	25,266	17,481	29,125	5,836	12,892	1,979	92,579		
Sovereign (3)	4,755	8,610	3,396	9,032	459	2,837	29,089		
Property	78,689	43,777	13,530	5,092	3,750	1,608	146,446		
Natural resources	10,092	20,469	15,726	4,366	3,694	8,907	63,254		
Manufacturing	14,049	22,416	17,383	5,041	1,848	4,427	65,164		
Transport (4)	16,447	12,553	9,320	8,347	3,545	8,572	58,784		
Retail and leisure	26,143	11,047	8,060	1,655	871	1,106	48,882		
Telecommunication, media and technology	7,483	11,638	12,264	3,171	1,145	2,122	37,823		
Business services	20,191	4,863	7,895	667	266	351	34,233		
	331,015	224,312	178,060	54,461	30,236	36,792	854,876		

Notes:
(1) Based on new sector mappings which are aligned to the sector concentration framework.
(2) 'Other' comprises Central and Eastern Europe, Middle East, Central Asia and Africa.
(3) Sovereign includes central bank exposures.
(4) Excludes net investment in operating leases in shipping and aviation portfolios as they are accounted for as property, plant and equipment; however, operating leases are included in the monitoring and management of these portfolios.

*unaudited

Key points

- Exposure reductions occurred across most industry sectors and geographic regions.

- Modest growth in North America is attributable to the weakening of sterling against the US dollar during the period and higher short-term exposures to central banks.

- At 9.6% of total exposure, the banks sector is one of the largest in the Group, although it is geographically diversified with activities conducted in the Group's key markets across the world. Exposure is predominantly to major global banks (23% of sector exposure), defined as those with diversified domestic and international activities. The product range is diverse and includes loans and advances, treasury and capital markets products. Overall there has been a gradual downward trend in exposures to banks, but exposures have fluctuated markedly due to lines being drawn and repaid over short periods and mark to market movements associated with trading activity. Overall asset quality has stabilised in line with improving economic conditions, although the sovereign crisis affecting several eurozone countries has placed downward pressure on the asset quality of banks in these countries (11% of sector exposure).

- Exposures to the non bank financial sector are dominated by traded products and spread across a wide range of financial institutions including insurance companies, securitisations, financial intermediaries, finance companies, unleveraged and leveraged funds (including hedge funds). The majority of these are domiciled in the UK, Western Europe and US with no other material geographic or sector concentrations and business is developed selectively. Asset quality has stabilised as the economic environment has improved. Exposures to defaulted entities totalled £1.8 billion, 3% of total exposure to this sector.

- Sovereigns comprise activities with central governments, central banks and sub sovereigns such as local authorities in the Group's key markets in the UK, Western Europe and USA. The Group's exposure to sovereigns fluctuates according to the Group's liquidity requirements and cash positions which determine the level of cash placed with sovereign entities. The asset quality of the portfolios has been impacted by the sovereign crisis in several eurozone countries and the resultant multiple downgrading of these countries.

- The Group's exposure to the property sector totals £114 billion, a reduction of 11% in the period, of which 76% is commercial real estate (further detail on pages 156 and 157). The remainder comprises lending to property-related sectors including housing associations, estate agents and management companies. The majority of property (with the exception of Non-Core) is within the UK Corporate division (33%) and Ulster Bank (6%).

- Exposure to the manufacturing sector is concentrated in the industrial (40%), agriculture (24%) and food & consumer (21%) sub-sectors. The overall reduction in exposure of £10.9 billion is partly due to the run-off and restructuring of assets in Western Europe and in the Non-Core portfolio. Portfolio asset quality has held up well during the year but fluctuating commodity prices continue to pose a key risk to the more cyclical sub-sectors. Manufacturing exposure in default totals £1.5 billion (2009 - £3.7 billion).

- The transport sector accounts for 6% of exposure and primarily comprises loans and advances to borrowers in the shipping, automotive and aviation segments in the Core bank. Aviation Capital and a portfolio of shipping loans are held within Non-Core. Core bank exposure resides primarily in Corporate Banking and Global Banking & Markets and the portfolio is well diversified geographically. In aggregate, the exposure within and asset quality of the Core portfolio remained stable over the year. Global economic conditions and related trends in trade flows and discretionary consumer spending continue to inform the Group's cautious stance. Transport exposure in default totals of £1.7 billion (2009 - £1 billion).

- Whilst there have been no material impairment charges for shipping to date, the exposure that is subject to a heightened level of monitoring currently stands at approximately £2.8 billion out of a total portfolio of £13 billion, which reflects the continued difficult market conditions that have been experienced during 2010. Recent quarterly vessel valuations undertaken by external shipbrokers show that the majority of our exposures remain fully secured. Conditions will remain challenging for the foreseeable future.

Risk management: Credit risk continued
Credit risk assets* continued
Key credit portfolios

Commercial real estate

The definition of commercial real estate was revised during 2010 to include commercial investment properties, residential investment properties, commercial development properties and residential development properties (including house builders); 2009 data are presented on a consistent basis.

The commercial real estate lending portfolio totalled £87 billion at 31 December 2010, a 11% decrease over the prior year (2009 - £98 billion). The Non-Core portion of the portfolio totalled £46 billion (52% of the portfolio) in 2010 (2009 - £47 billion, or 48% of the portfolio) and includes exposures in Ulster Bank Group as discussed on page 165.

	2010			2009		
By division (1)	Investment £m	Development £m	Total £m	Investment £m	Development £m	Total £m
Core						
UK Corporate	24,879	5,819	30,698	27,143	7,331	34,474
Ulster Bank	4,284	1,090	5,374	6,131	3,838	9,969
US Retail & Commercial	3,061	653	3,714	2,812	1,084	3,896
Global Banking & Markets	1,131	644	1,775	1,997	818	2,815
	33,355	8,206	41,561	38,083	13,071	51,154
Non-Core						
UK Corporate	7,591	3,263	10,854	7,390	3,959	11,349
Ulster Bank	3,854	8,760	12,614	2,061	6,271	8,332
US Retail & Commercial	1,202	220	1,422	1,409	431	1,840
Global Banking & Markets	20,502	417	20,919	24,638	873	25,511
	33,149	12,660	45,809	35,498	11,534	47,032
	66,504	20,866	87,370	73,581	24,605	98,186

	2010					2009				
	Investment		Development			Investment		Development		
By geography (1)	Commercial £m	Residential £m	Commercial £m	Residential £m	Total £m	Commercial £m	Residential £m	Commercial £m	Residential £m	Total £m
UK (excluding Northern Ireland)	32,979	7,255	1,520	8,296	50,050	36,731	7,042	1,875	10,155	55,803
Island of Ireland	5,056	1,148	2,785	6,578	15,567	5,384	1,047	3,484	6,305	16,220
Western Europe	10,359	707	25	46	11,137	12,565	840	184	225	13,814
US	6,010	1,343	542	412	8,307	6,522	1,355	881	778	9,536
RoW	1,622	25	138	524	2,309	2,068	27	239	479	2,813
	56,026	10,478	5,010	15,856	87,370	63,270	10,311	6,663	17,942	98,186

	2010					2009				
	Investment		Development			Investment		Development		
By geography (1)	Core £m	Non-Core £m	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Core £m	Non-Core £m	Total £m
UK (excluding Northern Ireland)	26,168	14,066	5,997	3,819	50,050	29,195	14,578	7,482	4,548	55,803
Island of Ireland	3,159	3,044	963	8,401	15,567	4,699	1,732	3,702	6,087	16,220
Western Europe	409	10,657	25	46	11,137	905	12,500	215	194	13,814
US	3,375	3,978	733	221	8,307	3,193	4,684	1,289	370	9,536
RoW	244	1,404	488	173	2,309	91	2,004	383	335	2,813
	33,355	33,149	8,206	12,660	87,370	38,083	35,498	13,071	11,534	98,186

Note:
(1) Excludes RRM and contingent obligations.

Key points

- The decrease in exposure occurred primarily in the UK and Europe in the development and investment books. The asset mix remains relatively unchanged.
- Commercial real estate will remain challenging for key markets, such as the UK, Republic of Ireland and US; new business will be accommodated within a reduced limit framework.
- Liquidity in the market remains low with focus on refinancing and support for the existing client base.
- The Ulster Bank Non-Core increase relative to 2009 reflects the swapping of the residual mortgage portfolio for the Commercial real estate portfolio with Ulster Bank Core in the third quarter of 2010.

*unaudited

By sub-sector (1)	2010 UK (excl NI) £m	Island of Ireland £m	Western Europe £m	US £m	RoW £m	Total £m	2009 UK (excl NI) £m	Island of Ireland £m	Western Europe £m	US £m	RoW £m	Total £m
Residential	15,551	7,726	753	1,755	549	26,334	17,197	7,352	1,065	2,134	505	28,253
Office	8,551	1,402	4,431	1,311	891	16,586	9,381	1,536	5,034	1,614	975	18,540
Retail	4,928	674	711	529	106	6,948	5,760	686	998	492	700	8,636
Industrial	10,413	1,780	3,309	2,193	284	17,979	11,378	2,599	3,592	2,053	402	20,024
Mixed/Other	10,607	3,985	1,933	2,519	479	19,523	12,087	4,047	3,125	3,243	231	22,733
	50,050	15,567	11,137	8,307	2,309	87,370	55,803	16,220	13,814	9,536	2,813	98,186

Maturity profile of portfolio (1)	2010 £m
< 1 year (2)	22,514
1-2 years	18,085
2-3 years	12,848
> 3 years	33,923
	87,370

Notes:
(1) Excludes RRM and contingent obligations.
(2) Includes on demand and past due assets.

Key points

- Of the total portfolio at 31 December 2010, £45.5 billion (2009 - £58.1 billion) is managed normally with annual reviews, £9.2 billion (2009 - £17.9 billion) is receiving heightened credit oversight under the Group watchlist process ("watch") and £32.6 billion (2009 - £22.2 billion) is managed within the GRG.

- As at 31 December 2010, 55% of the Group's credit risk assets rated AQ10 related to the property sector, up from 51% at 31 December 2009. Consistent with the trend seen in the total portfolio, the rate of migration to default slowed during the second half of 2010 in most portfolios. In Non-Core and Ulster Bank property remains the primary driver of growth in the defaulted loan book.

- Short-term lending to property developers without firm long-term financing in place is characterised as speculative. Speculative lending at origination represents less than 2% of the portfolio. The Group's appetite for originating speculative commercial real estate lending is very limited and any such business requires senior management approval. Current market conditions have resulted in some borrowers experiencing difficulty in finalising long-term finance arrangements. These borrowers are managed within the problem debt management process in "watch" or the GRG.

- Tighter risk appetite criteria for new business origination have been implemented during the year but will take time to be reflected in the performance of the portfolio. Whilst there has been some recovery in the value of prime properties in the UK, the Group observes that it has been selective. To date this improvement has not fed through into lower quality properties in the UK and has not been evident in other regions, notably the eurozone, Republic of Ireland and the US.

- The Group may agree maturity extensions, interest roll-ups and other remedial measures, as part of the Group's early problem management framework for customers experiencing temporary financial difficulties. Excluding Ulster Bank Group, customers with loans totalling £0.6 billion (where exposures exceeded £10 million) benefited from such measures during 2010. Within GRG a restructured loan without an impairment provision is returned to the performing book once the revised terms are being met by the customer. During 2010, within GRG (excluding Ulster Bank Group), such activity for counterparties with exposures in excess of £5 million amounted to £0.3 billion. Refer to page 161 for a discussion on Ulster Bank Group.

Risk management: Credit risk continued
Credit risk assets* continued
Key credit portfolios continued

Retail assets
The Group's retail lending portfolio includes mortgages, credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures are in the UK, Ireland and the US. The analysis below includes both Core and Non-Core balances.

Personal credit risk assets (1)	2010 £m	2009 £m	2008 £m
UK Retail			
- mortgages	92,592	85,529	74,528
- cards, loans and overdrafts	18,072	20,316	22,475
Ulster Bank			
- mortgages	21,162	22,304	24,531
- other personal	1,017	1,172	1,350
Citizens			
- mortgages	24,575	26,534	34,394
- auto and cards	6,062	6,917	9,126
- other (2)	3,455	4,205	5,286
Other (3)	18,123	16,827	24,764
	185,058	183,804	196,454

Notes:
(1) Prior years have been revised to reflect improvements in data categorisation.
(2) Mainly student loans and recreational vehicles/marine.
(3) Personal exposures in other divisions.

Refer to the section on Ulster Bank group on page 164 for discussion on Ulster Bank residential mortgages.

Residential mortgages
The table below details the distribution of residential mortgages by indexed LTV.

	UK Retail			Citizens		
Distribution by average LTV (1)	2010 %	2009 %	2008 %	2010 %	2009 (2) %	2008 %
<= 50%	38.5	39.2	46.1	25.8	26.4	29.7
> 50% and <= 70%	23.2	21.0	21.5	17.3	16.6	19.7
> 70% and <= 90%	26.2	24.5	19.7	27.4	26.3	31.8
> 90%	12.1	15.3	12.7	29.5	30.7	18.8
Total portfolio average LTV at 31 December	58.2	59.1	54.5	75.3	74.5	69.1
Average LTV on new originations during the year	64.2	67.2	67.2	64.8	62.6	64.3

Notes:
(1) LTV averages are calculated by transaction volume.
(2) Revised to reflect updated data and analysis completed after the reporting date.
(3) Analysis covers the main mortgage brands in each of the Group's three consumer markets and covers 96% of total mortgage portfolio.

The table below details residential mortgages which are three months or more in arrears (by volume).

	2010 %	2009 %	2008 %
UK Retail (1)	1.7	1.6	1.3
Citizens	1.4	1.5	0.9

Note:
(1) Based on the 3+ months arrears rate for RBS and NatWest (81% of standard mortgages as at December 2010) together with the equivalent manually applied collections status flag for RBS/NatWest 'Offset' and other brand mortgages; in total 93% of total mortgage assets. The 'One Account' current account mortgage is excluded (£6.7 billion of assets - 7% of assets) of which 0.8% of accounts were 90 days continually in excess of the limit at 31 December 2010 (2009 - 0.6%). Consistent with the way the Council of Mortgage Lenders publishes member arrears information the 3+ month's arrears rate now excludes accounts in repossession and cases with shortfalls post property sale; 2009 data have been revised accordingly.

*unaudited

Retail credit assets: UK residential mortgages

Key points

- The UK mortgage portfolio totalled £92.6 billion at 31 December 2010, an increase of 8% from 31 December 2009, due to continued strong sales growth and lower redemption rates in historical terms. Of the total portfolio, 98% is designated as Core business with the primary brands being the Royal Bank of Scotland, NatWest, the One Account and First Active (Non-Core is made up of Direct Line Mortgages). The assets comprise prime mortgage lending and include 6.8% (£6.2 billion) of exposure to residential buy-to-let at 31 December 2010. There is a small legacy self certification book (0.3% of total assets); which was withdrawn from sale in 2004.

- Gross new mortgage lending in 2010 was strong at £15.9 billion. The average LTV for new business during 2010 was 64.2% compared with 67.2% in 2009. The maximum LTV available to new customers remains at 90%. Based on the Halifax House Price index as at September 2010, the book averaged indexed LTV has reduced to 58.2% at 31 December 2010 from 59.1% at 31 December 2009 influenced by favourable house price movements with the proportion of balances in negative equity at 31 December 2010 standing at 6.9% down from 10.9% at 31 December 2009.

- The arrears rate (more than 3 payments in arrears, excluding repossessions and shortfalls post property sale) increased slightly to 1.7% at 31 December 2010 from 1.6% at 31 December 2009. After a period of deterioration the arrears rate has stabilised and has remained broadly stable since late 2009. The arrears rate on the buy-to-let portfolio was 1.3 % at 31 December 2010 (2009 - 1.4%).

- The mortgage impairment charge was £183 million for the year ended 31 December 2010 compared to £129 million for 2009, with a proportion of the 2010 charge (approximately £70 million) being the result of adjustments reflecting reduced expectations of recovery on prior period defaulted debt and refinement of provision methodology. Underlying default trends improved throughout 2010 when compared with 2009. Provisions as a percentage of loans and receivables have increased to 0.37% at 31 December 2010 compared with 0.25% at 31 December 2009. Default and arrears rates remain sensitive to economic developments and are currently supported by the low interest rate environment and strong book growth with recent business yet to mature.

- A number of initiatives aimed at supporting customers experiencing temporary financial difficulties remain in place. Forbearance activities include offering reduced or deferred payment terms on a temporary basis for a period of up to 12 months during which arrears continue to accrue on the account. Forbearance activities in the performing book amounted to £0.6 billion during 2010. It is Group policy not to initiate repossession proceedings for at least six months after arrears are evident. The number of properties repossessed in 2010 was 1,392 compared to 1,251 in 2009.

Citizens real estate

Key points

- Citizens total residential real estate portfolio totalled $38.2 billion at 31 December 2010 (2009 - $42.5 billion). The real estate portfolio comprises $9.7 billion (Core: $8.6 billion; Non-Core: $1.1 billion) of first lien residential mortgages and $28.5 billion (Core: $23.7 billion; Non-Core: $4.8 billion) of home equity loans and lines (first and second lien). Home Equity Core consists of 46% first lien position while Non-Core consists of 97% second lien position. The Core business comprises 84% of the portfolio and Non-Core comprising 16%, with the serviced by others (SBO) portfolio being the largest component at 75% of the Non-Core portfolio.

- Citizens continue to focus primarily on the 'footprint states' of New England, Mid-Atlantic and Mid-West targeting low risk products and maintaining conservative risk policies. Loan acceptance criteria were tightened during 2009 to address deteriorating economic and market conditions. As at 31 December 2010, the portfolio consisted of $31.5 billion (82% of the total portfolio) in these footprint states.

- The SBO portfolio is part of Non-Core and consists of purchased pools of home equity loans and lines (96% second lien) with current LTV (105%) and geographic profiles (73% outside of Citizens footprint) leading to an annualised charge-off rate of 10.6% in 2010. The SBO book has been closed to new purchases since the third quarter of 2007 and is in run-off, with exposure down from $5.5 billion at 31 December 2009 to $4.5 billion at 31 December 2010. The arrears rate of the SBO portfolio decreased from 3.1% at 31 December 2009 to 2.7% at 31 December 2010 due to more effective account servicing and collections, following a service conversion in 2009.

- The current weighted average LTV of the real estate portfolio increased slightly from 74.5% at 31 December 2009 to 75.3% at 31 December 2010, driven by a down turn in home prices. The current weighted average LTV of the real estate portfolio excluding SBO is 70.0%.

- The arrears rate decreased slightly from 1.5% at 31 December 2009 to 1.4% at 31 December 2010. Delinquency rates have stabilised in recent months for both residential mortgages and home equity loans and lines. Citizens' participates in the US Government Home Affordable Modification Program (HAMP) alongside other bank sponsored initiatives. Under HAMP, any borrower requesting a modification must be first reviewed to see if they meet the criteria of this programme. If the borrower does not qualify for HAMP, then they are reviewed for internal modification programmes. The HAMP programme is available only for first lien loans to owner-occupied. All second lien home equity lines and loans are modified using internal programmes.

- The cumulative effect of these arrangements has helped the Group's customers. Modified loan balances were $566 million at 31 December 2010 (2009 - $235 million).

Risk management: Credit risk continued
Credit risk assets* continued
Key credit portfolios continued

Retail credit assets: Personal lending
The Group's personal lending portfolio includes credit cards, unsecured loans, auto finance and overdrafts. The majority of personal lending exposures exist in the UK and the US. New defaults as a proportion of average loans and receivables are shown in the following table.

	2010		2009		2008	
Personal lending	Average loans and receivables £m	Impairment charge as a % of loans and receivables %	Average loans and receivables £m	Impairment charge as a % of loans and receivables %	Average loans and receivables £m	Impairment charge as a % of loans and receivables %
UK Retail cards (1)	6,025	5.0	6,101	8.7	6,617	6.4
UK Retail loans (1)	9,863	4.8	12,062	5.9	13,545	3.3
	$m	%	$m	%	$m	%
Citizens cards (2,3)	1,555	9.9	1,772	9.7	2,275	4.9
Citizens auto loans (2)	8,133	0.6	9,759	1.2	11,386	1.1

Notes:
(1) The ratio for UK Retail assets refers to the impairment charges for the year.
(2) The ratio for Citizens refers to charge-offs in the year, net of recoveries realised in the year.
(3) The 2009 data have been revised to exclude the Kroger Personal Finance portfolio, which was sold in 2010.

Key points

- The UK personal lending portfolio, of which 98% is in Core businesses, comprises credit cards, unsecured loans and overdrafts and totalled £18.1 billion at 31 December 2010 (2009 - £20.3 billion), a decrease of 11% due to continued subdued loan recruitment activity and a continuing general market trend of customers repaying unsecured loan balances with cards and current account balances remaining stable. The Non-Core portfolio consists of the direct finance loan portfolios (Direct Line, Lombard, Mint and Churchill), and totalled £0.45 billion at 31 December 2010 (2009 - £0.7 billion).

- Risk appetite continues to be actively managed across all products. Support continues for customers experiencing financial difficulties through "breathing space initiatives" on all unsecured products, whereby a thirty day period is given to allow customers to establish a debt repayment plan. During this time the Group suspends collection activity. A further extension of thirty days can be granted if progress is made and discussions are continuing. Investment in collection and recovery processes continues, addressing both continued support for the Group's customers and the management of impairments.

- Benefiting from a combination of risk appetite tightening and a more favourable economic environment, impairment losses on unsecured lending have reduced significantly during 2010 from £1,603 million at 31 December 2009 to £991 million at 31 December 2010 with the downward trajectory moderating significantly in the latter part of the year. Impairments will remain sensitive to the external environment.

- Industry benchmarks for cards arrears remain stable, with the Group continuing to perform favourably.

- Outstanding balances for the Citizens credit card portfolio totalled $1.53 billion at 31 December 2010. This figure excludes the Kroger Personal Finance portfolio, which was sold on 27 May 2010. Core assets comprised 86.3% of the portfolio.

- The Citizens cards business has traditionally adopted conservative risk strategies compared to the US market as a whole. Given the economic climate, Citizens has over the past 24 months introduced tighter lending criteria and lower credit limits. These actions have led to improving new business quality and a business performing on par with industry benchmarks (provided by VISA). The latest available metrics show the rate for 60+ days delinquency as a percentage of total outstanding balances at 3.17% in December 2010 (compared to an industry figure of 3.22%) and net contractual charge-offs as a percentage of total outstanding balances at 4.76% in December 2010 (compared to an industry figure of 5.67%). We expect further improvement based on early delinquency trends.

- Citizens is a leading regional provider of retail auto financing to US consumers through a network of 3,433 auto dealers located in 23 US states. Citizens maintain a conservative, prime indirect auto lending credit programme with loss rates that have historically been below national averages. Current outstanding retail auto loan balances totalled $7.9 billion (includes Core and Non-Core) at 31 December 2010 of which 96% of the portfolio is in the Core business. The $324 million of Non-Core auto assets are anticipated to run-off by 2013. The tightening of credit parameters in 2008-09, along with enhanced collection activities and seasonal factors, has resulted in improved credit performance. The net charge-off rate on the total auto portfolio fell to 0.34% at 31 December 2010, down from 1.3% at 31 December 2009. The 30+ DPD delinquency rate fell from 2.6% as of 31 December 2009 to 1.6% at 31 December 2010 even as balances fell by $917 million. The 1.7% 30+ DPD delinquency rate on the total auto loan portfolio at 30 September 2010 Citizens was favourable to the 2.6% nationwide bank indirect auto delinquency rate as reported by Experian.

*unaudited

Ulster Bank Group (Core and Non-Core)*

Ulster Bank Group accounts for 8% of the Group's total credit risk assets or 7% of the Group's Core credit risk assets. The Irish economy has experienced severe economic headwinds resulting in a substantial rise in unemployment and a steep property value correction over the last two years. Ulster Bank Group has not been immune to the downturn which has resulted in a significant migration of credit quality to lower grades and a substantial increase in loan impairments. Ulster Bank Group's commercial real estate and mortgage portfolios have been acutely affected and these account for 81% of the 2010 impairment charges (2009 - 75%).

Core

Impairment charges increased by £512 million at 31 December 2009 to £1,161 million at 31 December 2010, reflecting the deteriorating economic environment in Ireland with rising default levels across both personal and corporate portfolios. Lower asset values, particularly property related, together with pressure on borrowers with a dependence on consumer spending have resulted in higher corporate loan losses while higher unemployment, lower incomes and increased taxation have driven mortgage impairment increases. Ulster Bank Group is helping customers in this difficult environment. Forbearance policies which are deployed through the 'Flex' initiative are aimed at assisting customers in financial difficulty. These policies have been reviewed in 2010 given the structural problem that exist in Ireland with the scale and duration of customers in financial difficulty. The industry definition in the Republic of Ireland of an unsustainable mortgage (18 months accumulated interest) has been used to underpin the policy which will improve identification of customers where forbearance may not be appropriate. The forbearance portfolios account for 5.8% (7,383 mortgages) of the Ulster Bank Group mortgage portfolio (by value) at 31 December 2010 with 75% of these customers (by value) in amortising or interest only agreements.

Non-Core

Impairment charges increased from £1,277 million at 31 December 2009 to £2,682 million at 31 December 2010, reflecting the deteriorating economic environment in Ireland with rising default levels across the portfolio. Lower asset values, in property related lending and most specifically in development lending have resulted in higher corporate loan losses.

In the third quarter of 2010, £6.1 billion of residential mortgages and some corporate exposures were transferred from Non-Core to Core; at the same time £5 billion of commercial real estate loans were transferred from Core to Non-Core.

Credit risk assets by industry and geography

Credit risk assets include £51 billion and £3 billion of lending to customers and financial institutions respectively, with the remaining exposure company RRM and contingent obligations.

	Republic of Ireland			UK			Other			Total		
Industry sector (1)	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m
2010												
Personal	20,064	120	20,184	2,730	22	2,752	5	—	5	22,799	142	22,941
Banks	107	—	107	3	—	3	14	—	14	124	—	124
Non-banks and financial institutions	167	88	255	46	24	70	4	—	4	217	112	329
Sovereign (2)	2,174	—	2,174	672	—	672	—	—	—	2,846	—	2,846
Property	3,609	8,431	12,040	2,704	4,281	6,985	305	770	1,075	6,618	13,482	20,100
Retail and leisure	1,923	608	2,531	795	75	870	108	—	108	2,826	683	3,509
Other Corporate	4,033	338	4,371	1,089	88	1,177	198	—	198	5,320	426	5,746
	32,077	9,585	41,662	8,039	4,490	12,529	634	770	1,404	40,750	14,845	55,595
2009												
Personal	16,008	6,302	22,310	2,782	24	2,806	4	—	4	18,794	6,326	25,120
Banks	99	—	99	4	—	4	28	—	28	131	—	131
Non-banks and financial institutions	190	19	209	170	16	186	3	—	3	363	35	398
Sovereign (2)	1,909	—	1,909	347	—	347	—	—	—	2,256	—	2,256
Property	6,686	5,852	12,538	4,540	2,635	7,175	759	413	1,172	11,985	8,900	20,885
Retail and leisure	2,638	288	2,926	579	22	601	126	—	126	3,343	310	3,653
Other Corporate	4,145	228	4,373	894	72	966	131	—	131	5,170	300	5,470
	31,675	12,689	44,364	9,316	2,769	12,085	1,051	413	1,464	42,042	15,871	57,913

Notes:
(1) In the third quarter of 2010, £6.1 billion of residential mortgages and some corporate exposures were transferred from Non-Core; at the same time £5 billion of commercial real estate loans were transferred from Core to Non-Core.
(2) Includes central bank exposures.

Risk management: Credit risk continued

Ulster Bank Group (Core and Non-Core)* continued

Risk elements in lending and impairments by sector

2010	Gross loans (1) £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Ulster Bank Group								
Mortgages	21,162	1,566	439	7.4	28.0	2.1	336	7
Personal unsecured	1,282	185	158	14.4	85.4	12.3	48	30
Commercial real estate								
- investment	8,138	2,989	1,332	36.7	44.6	16.4	889	—
- development	9,850	6,406	2,820	65.0	44.0	28.6	1,875	—
Other corporate	11,009	2,515	1,228	22.8	48.8	11.2	695	11
	51,441	13,661	5,977	26.6	43.8	11.6	3,843	48
Core								
Mortgages	21,162	1,566	439	7.4	28.0	2.1	294	7
Personal unsecured	1,282	185	158	14.4	85.4	12.3	48	30
Commercial real estate								
- investment	4,284	598	332	14.0	55.5	7.7	259	—
- development	1,090	65	37	6.0	56.9	3.4	116	—
Other corporate	9,039	1,205	667	13.3	55.4	7.4	444	11
	36,857	3,619	1,633	9.8	45.1	4.4	1,161	48
Non-Core								
Mortgages	—	—	—	—	—	—	42	—
Commercial real estate								
- investment	3,854	2,391	1,000	62.0	41.8	25.9	630	—
- development	8,760	6,341	2,783	72.4	43.9	31.8	1,759	—
Other corporate	1,970	1,310	561	66.5	42.8	28.5	251	—
	14,584	10,042	4,344	68.9	43.3	29.8	2,682	—

Note:
(1) Funded loans.

*unaudited

2009	Gross loans (1) £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Ulster Bank Group								
Mortgages	22,201	882	153	4.0	17.3	0.7	116	3
Personal unsecured	2,433	174	145	7.2	83.3	6.0	66	27
Commercial real estate								
- investment	8,192	1,748	413	21.3	23.6	5.0	370	—
- development	10,109	4,268	1,106	42.2	25.9	10.9	953	4
Other corporate	12,479	1,976	648	15.8	32.8	5.2	421	—
	55,414	9,048	2,465	16.3	27.2	4.4	1,926	34
Core								
Mortgages	16,199	558	102	3.4	18.3	0.6	74	3
Personal unsecured	2,433	174	145	7.2	83.3	6.0	66	27
Commercial real estate								
- investment	6,131	250	105	4.1	42.0	1.7	84	—
- development	3,838	428	284	11.2	66.4	7.4	221	4
Other corporate	11,106	850	326	7.7	38.4	2.9	204	—
	39,707	2,260	962	5.7	42.6	2.4	649	34
Non-Core								
Mortgages	6,002	324	51	5.4	15.7	0.8	42	—
Commercial real estate								
- investment	2,061	1,498	308	72.7	20.6	14.9	286	—
- development	6,271	3,840	822	61.2	21.4	13.1	732	—
Other corporate	1,373	1,126	322	82.0	28.6	23.5	217	—
	15,707	6,788	1,503	43.2	22.1	9.6	1,277	—

Note:
(1) Funded loans.

Key points

- **Increases in REIL reflect difficult conditions in both commercial and residential sectors in the Republic of Ireland. Of the REIL at 31 December 2010, 74% was in Non-Core.**
- **Provisions increased from £2.5 billion to £6.0 billion and the coverage ratio increased to 44% from 27% at 31 December 2009. 69% of the provision at 31 December 2010 related to commercial real estate.**

Risk management: Credit risk continued
Ulster Bank Group (Core and Non-Core)* continued

Residential mortgages
The table below shows how the steep value correction has affected the distribution of residential mortgages by loan-to-value (LTV) (indexed). LTV is based upon gross loan amounts and, whilst including defaulted loans, does not account for impairments already taken.

By average LTV (1)	2010 %	2009 %	2008 %
<= 50%	35.9	40.7	47.1
> 50% and <= 70%	13.5	15.2	17.1
> 70% and <= 90%	13.5	15.5	18.2
> 90%	37.1	28.6	17.6
Total portfolio average LTV at 31 December	71.2	62.5	54.3
Average LTV on new originations during the year	75.9	72.8	71.1

Note:
(1) LTV averages calculated by transaction volume.

Key points
- The residential mortgage portfolio across Ulster Bank Group totalled £21.2 billion at 31 December 2010; with 90% in the Republic of Ireland and 10% in Northern Ireland. The portfolio size has declined by 4% in the Republic of Ireland since 31 December 2009 with Northern Ireland increasing by 12% over the same period. New business originations continue to be very low, especially in the Republic of Ireland. In 2010, 3,557 new mortgages were originated of which, 92% were in Northern Ireland.

- The arrears rate continues to increase due to the continued challenging economic environment. At 31 December 2010, the arrears rate was 6.0%, compared to 3.3% at 31 December 2009. As a result, the impairment charge for 2010 was £336 million compared with £116 million for 2009. Repossessions totalled 76 in 2010, compared with 96 in 2009; 75% of the repossessions were voluntary.

- Ulster Bank Group has a number of initiatives in place aimed at increasing the level of support to customers experiencing temporary financial difficulties. At 31 December 2010, forbearance arrangements had been agreed in respect of 5.8% (£1.2 billion) of Ulster Bank Group's residential mortgage portfolio. The majority (79%) relates to customers in the performing book. Loans in respect of which forbearance arrangements were agreed during 2010 amounted to £1.7 billion in the performing book and £0.5 billion in the impaired book.

*unaudited

Commercial real estate

The Commercial real estate lending portfolio for Ulster Bank Group totalled £18 billion at 31 December 2010 and decreased by 2% during the year. The Non-Core portion of the portfolio totalled £12.6 billion (70% of the portfolio). Of the total Ulster commercial real estate portfolio, 24% is in Northern Ireland, 63% is in the Republic of Ireland and 13% is in the UK.

The definition of commercial real estate was revised during 2010 to include commercial investment properties, residential investment properties, commercial development properties and residential development properties which include house builders.

	Development		Investment		
Exposure by geography	Commercial £m	Residential £m	Commercial £m	Residential £m	Total £m
2010					
Island of Ireland	2,785	6,578	5,072	1,098	15,533
UK (excluding Northern Ireland)	110	359	1,831	115	2,415
Other	—	17	22	1	40
	2,895	6,954	6,925	1,214	17,988
2009					
Island of Ireland	3,404	6,305	5,453	1,047	16,209
UK (excluding Northern Ireland)	240	153	1,586	83	2,062
Other	—	7	1	22	30
	3,644	6,465	7,040	1,152	18,301

Property remains the primary driver of growth in the defaulted loan book for Ulster Bank Group. The outlook remains challenging with limited liquidity in the marketplace to support refinancing. The decrease in asset valuations has placed pressure on the portfolio with more clients seeking renegotiation of terms in the context of granting structural enhancements.

Within its early problem management framework, Ulster Bank Group may agree various remedial measures with customers in the performing book that are experiencing temporary financial difficulties. During 2010, customers with loans amounting to £0.4 billion (exposures greater than £5 million) benefited from such measures. During 2010, impaired loans amounting to £2.1 billion (exposures greater than £5 million) were restructured and remain in the non-performing book.

Risk management: Credit risk continued

Balance sheet analysis

All the disclosures in this section (pages 166 to 180) are audited unless otherwise indicated by an asterisk (*).

The following tables provide an analysis of financial assets by industry sector, geography and internal credit quality gradings. Credit risk assets analysed on the preceding pages are reported internally to senior management, however they exclude certain exposures, primarily debt securities, and take account of legal agreements, including master netting arrangements that provide a right of legal set-off but do not meet the criteria for offset in IFRS. The analysis below is therefore provided to supplement the credit risk assets analysis and to reconcile to the consolidated balance sheet.

Industry and geographical analysis

The tables below and on pages 167 to 173 analyse total financial assets gross of provisions by industry sector (for Group before RFS MI) and geography (for Group before RFS MI and RFS MI).

Industry analysis

The table below analyses total financial assets by industry.

2010	Loans and advances Core £m	Non-Core £m	Total £m	Securities £m	Derivatives £m	Other (1) £m	Total £m	Netting and offset (2) £m
Total								
Central and local government	7,426	1,671	9,097	130,890	7,560	291	147,838	3,916
Finance - banks	99,583	1,024	100,607	—	—	—	100,607	—
- other (3)	97,967	7,891	105,858	95,954	399,318	12,185	613,315	403,387
Residential mortgages	140,359	6,142	146,501	808	6	—	147,315	14
Personal lending	33,581	3,891	37,472	63	15	48	37,598	11
Property	42,455	47,651	90,106	2,937	3,830	28	96,901	1,041
Construction	8,680	3,352	12,032	87	780	—	12,899	1,392
Manufacturing	26,186	6,520	32,706	897	3,229	—	36,832	2,156
Service industries and business activities	95,252	22,384	117,636	8,077	12,285	388	138,386	6,400
Agriculture, forestry and fishing	3,758	135	3,893	29	40	—	3,962	94
Finance lease and instalment credit	8,320	8,530	16,850	15	14	—	16,879	134
Interest accruals	921	279	1, 200	1,398	—	—	2,598	—
Total gross of provisions	564,488	109,470	673,958	241,155	427,077	12,940	1,355,130	418,545
Provisions			(18,182)	(1,477)	—	(29)	(19,688)	n/a
Group before RFS MI			655,776	239,678	427,077	12,911	1,335,442	418,545
RFS MI gross of provisions			2	—	—	—	2	—
Group			655,778	239,678	427,077	12,911	1,335,444	418,545

Comprising:	
Repurchase agreements	10,712
Derivative balances	361,493
Derivative collateral	31,015
Other	15,325
	418,545

For notes to this table refer to page 173.

2009	Loans and advances Core £m	Loans and advances Non-Core £m	Loans and advances Total £m	Securities £m	Derivatives £m	Other (1) £m	Total £m	Netting and offset (2) £m
Total								
Central and local government	6,388	1,532	7,920	142,812	6,998	205	157,935	1,725
Finance - banks	81,695	1,937	83,632	—	—	—	83,632	—
- other (3)	88,617	11,957	100,574	99,284	409,452	12,110	621,420	372,343
Residential mortgages	127,975	12,932	140,907	717	11	—	141,635	7
Personal lending	35,313	6,358	41,671	1	38	40	41,750	21
Property	49,054	50,372	99,426	4,497	4,184	108	108,215	1,114
Construction	9,502	5,258	14,760	615	923	63	16,361	1,450
Manufacturing	30,454	14,402	44,856	1,954	5,353	116	52,279	3,184
Service industries and business activities	100,729	33,662	134,391	14,519	11,180	794	160,884	5,811
Agriculture, forestry and fishing	3,726	553	4,279	254	44	9	4,586	76
Finance lease and instalment credit	8,147	11,956	20,103	306	16	—	20,425	39
Interest accruals	1,667	555	2,222	1,571	—	—	3,793	—
Total gross of provisions	543,267	151,474	694,741	266,530	438,199	13,445	1,412,915	385,770
Provisions			(15,173)	(1,475)	—	—	(16,648)	n/a
Group before RFS MI			679,568	265,055	438,199	13,445	1,396,267	385,770
RFS MI gross of provisions			142,688	21,730	3,255	9	167,682	55
RFS MI provision			(2,110)	(3)	—	—	(2,113)	n/a
Group			820,146	286,782	441,454	13,454	1,561,836	385,825

2008	Loans and advances £m	Securities £m	Derivatives £m	Other (1) £m	Total £m	Netting and offset (2) £m
Total						
Central and local government	15,497	100,099	6,382	197	122,175	1,967
Finance - banks	127,287	—	—	—	127,287	—
- other (3)	139,083	146,869	938,819	16,026	1,240,797	836,404
Residential mortgages	139,391	29	18	—	139,438	52
Personal lending	51,070	278	60	25	51,433	34
Property	103,276	2,494	5,586	71	111,427	1,067
Construction	20,250	213	984	32	21,479	1,488
Manufacturing	71,165	1,413	14,159	308	87,045	6,498
Service industries and business activities	169,844	22,764	25,417	2,463	220,488	10,918
Agriculture, forestry and fishing	4,628	144	45	16	4,833	87
Finance lease and instalment credit	22,355	23	25	—	22,403	119
Interest accruals	6,369	1,241	—	—	7,610	—
Total gross of provisions	870,215	275,567	991,495	19,138	2,156,415	858,654
Provisions	(9,451)	(210)	—	—	(9,661)	n/a
Group before RFS MI	860,764	275,357	991,495	19,138	2,146,754	858,654
RFS MI gross of provisions	153,720	18,522	1,064	20	173,326	14
RFS MI provision	(1,565)	—	—	—	(1,565)	n/a
Group	1,012,919	293,879	992,559	19,158	2,318,515	858,668

For notes to this table refer to page 173.

Risk management: Credit risk continued

Balance sheet analysis: Industry and geography analysis continued

Loans and advances to banks and customers by geography

The table below analyses loans and advances gross of provisions by geography (location of office).

	2010 £m	2009 £m	2008 £m
Loans and advances to banks (1)			
- UK	70,400	59,348	106,913
- US	9,810	8,537	5,830
- Europe	10,655	5,535	7,670
- RoW	9,778	10,611	9,213
Group before RFS MI	100,643	84,031	129,626
RFS MI	2	7,879	8,698
	100,645	91,910	138,324
Loans and advances to customers			
- UK	374,822	386,798	431,302
- US	90,752	93,209	125,786
- Europe	83,586	102,571	135,524
- RoW	24,155	28,132	47,977
Group before RFS MI	573,315	610,710	740,589
RFS MI	—	134,809	145,022
	573,315	745,519	885,611
Group before RFS MI	673,958	694,741	870,215
RFS MI	2	142,688	153,720
Group	673,960	837,429	1,023,935

Note:
(1) Loans and advances to banks includes £36 million of accrued interest (2009 - £399 million; 2008 - £2,339 million).

Key points

- Residential mortgages increased by £6 billion during 2010 with increases in UK Retail, reflecting continued strong sales growth and lower redemption rates, partially offset by reduced lending in both Ulster Bank and US Retail & Commercial (US R&C) reflecting low new business originations and tightened loan acceptance criteria respectively.

- Reduction in unsecured lending reflects subdued recruitment activity and the continuing market trend of repaying unsecured loans in UK Retail and lower personal auto loans in US R&C.

- The Group's loans and advances to property and construction sectors reduced by £12 billion, primarily in the UK and Europe in both development and investment portfolios. Underlying Non-Core property loans declined by £7.7 billion during the year. This was partly offset by a transfer of £5.0 billion in development property loans as part of Ulster Banks strategic decision to cease early stage development property lending.

- Exposure to the manufacturing sector is concentrated in industrial agriculture and food & consumer subsectors. The overall reduction in exposure in the year was partly due to the run off and restructuring of assets in Europe and in the Non Core portfolio.

- Service industries and business activities comprise transport, retail & leisure, telecommunications, media and technology and business services. Transport primarily comprises loans to borrowers in the shipping, automotive and aviation segments. Aviation capital and a portfolio of shipping loans are held within Non-Core. Core portfolios in UK Corporate and GBM are well diversified geographically. Global economic conditions and related trends in trade flows and discretionary consumer spending continue to inform the Group's cautious stance.*

- Shipping continued to experience difficult market conditions in 2010. Whilst there have been no material shipping impairments to date, the exposures subject to a heightened level of monitoring currently stand at £2.8 billion (out of a total portfolio of £13 billion). Recent quarterly vessel valuations undertaken by external shipbrokers show that the majority of the Group's exposures remain fully secured. Conditions are expected to remain challenging for the foreseeable future.*

*unaudited

The tables below and on pages 169 to 173 analyse financial assets by geography (location of office) and industry.

2010	Loans and advances Core £m	Loans and advances Non-Core £m	Loans and advances Total £m	Securities £m	Derivatives £m	Other (1) £m	Total £m	Netting and offset (2) £m
UK								
Central and local government	6,339	173	6,512	72,428	7,300	173	86,413	3,916
Finance - banks	69,911	481	70,392	—	—	—	70,392	—
- other (3)	61,180	6,024	67,204	51,015	249,324	5,390	372,933	256,949
Residential mortgages	99,928	1,665	101,593	748	6	—	102,347	14
Personal lending	23,035	585	23,620	1	9	23	23,653	11
Property	34,970	30,492	65,462	2,477	3,739	28	71,706	1,041
Construction	7,041	2,310	9,351	39	741	—	10,131	1,392
Manufacturing	12,689	1,510	14,199	354	2,159	—	16,712	2,150
Service industries and business activities	58,265	11,742	70,007	2,993	7,940	337	81,277	6,306
Agriculture, forestry and fishing	2,872	67	2,939	—	35	—	2,974	94
Finance lease and instalment credit	5,589	7,785	13,374	15	14	—	13,403	134
Interest accruals	471	98	569	501	—	—	1,070	—
Group	382,290	62,932	445,222	130,571	271,267	5,951	853,011	272,007
US								
Central and local government	263	53	316	25,741	5	112	26,174	—
Finance - banks	9,798	12	9,810	—	—	—	9,810	—
- other (3)	25,306	826	26,132	23,975	121,717	4,950	176,774	123,862
Residential mortgages	20,548	3,653	24,201	60	—	—	24,261	—
Personal lending	6,816	2,704	9,520	—	—	—	9,520	—
Property	1,611	3,318	4,929	99	23	—	5,051	—
Construction	442	78	520	5	16	—	541	—
Manufacturing	5,459	143	5,602	434	583	—	6,619	—
Service industries and business activities	14,198	2,725	16,923	3,285	2,764	42	23,014	—
Agriculture, forestry and fishing	31	—	31	28	3	—	62	—
Finance lease and instalment credit	2,315	—	2,315	—	—	—	2,315	—
Interest accruals	190	73	263	240	—	—	503	—
Group	86,977	13,585	100,562	53,867	125,111	5,104	284,644	123,862
Europe								
Central and local government	365	1,017	1,382	18,648	66	—	20,096	—
Finance - banks	10,315	312	10,627	—	—	—	10,627	—
- other (3)	2,641	1,019	3,660	17,076	746	53	21,535	1
Residential mortgages	19,473	621	20,094	—	—	—	20,094	—
Personal lending	2,270	600	2,870	62	—	25	2,957	—
Property	5,139	12,636	17,775	43	—	—	17,818	—
Construction	1,014	873	1,887	27	1	—	1,915	—
Manufacturing	5,853	4,181	10,034	105	39	—	10,178	6
Service industries and business activities	17,538	6,071	23,609	900	99	1	24,609	92
Agriculture, forestry and fishing	849	68	917	1	—	—	918	—
Finance lease and instalment credit	369	745	1,114	—	—	—	1,114	—
Interest accruals	170	102	272	575	—	—	847	—
Group before RFS MI	65,996	28,245	94,241	37,437	951	79	132,708	99
RFS MI			2	—	—	—	2	—
Group			94,243	37,437	951	79	132,710	99

For notes to this table refer to page 173.

Risk management: Credit risk continued

Balance sheet analysis: Industry and geography analysis continued

2010	Loans and advances Core £m	Loans and advances Non-Core £m	Loans and advances Total £m	Securities £m	Derivatives £m	Other (1) £m	Total £m	Netting and offset (2) £m
RoW								
Central and local government	459	428	887	14,073	189	6	15,155	—
Finance - banks	9,559	219	9,778	—	—	—	9,778	—
- other (3)	8,840	22	8,862	3,888	27,531	1,792	42,073	22,575
Residential mortgages	410	203	613	—	—	—	613	—
Personal lending	1,460	2	1,462	—	6	—	1,468	—
Property	735	1,205	1,940	318	68	—	2,326	—
Construction	183	91	274	16	22	—	312	—
Manufacturing	2,185	686	2,871	4	448	—	3,323	—
Service industries and business activities	5,251	1,846	7,097	899	1,482	8	9,486	2
Agriculture, forestry and fishing	6	—	6	—	2	—	8	—
Finance lease and instalment credit	47	—	47	—	—	—	47	—
Interest accruals	90	6	96	82	—	—	178	—
Group	29,225	4,708	33,933	19,280	29,748	1,806	84,767	22,577
2009								
UK								
Central and local government	4,482	276	4,758	79,663	6,752	4	91,177	1,725
Finance - banks	58,141	979	59,120	—	—	—	59,120	—
- other (3)	56,429	8,093	64,522	45,513	257,109	5,492	372,636	238,926
Residential mortgages	90,688	1,896	92,584	653	11	—	93,248	7
Personal lending	24,613	1,137	25,750	1	9	22	25,782	21
Property	36,407	35,387	71,794	3,761	4,086	104	79,745	1,114
Construction	6,964	3,640	10,604	354	849	62	11,869	1,450
Manufacturing	14,644	3,255	17,899	1,643	4,222	102	23,866	3,184
Service industries and business activities	62,756	15,877	78,633	10,279	7,849	742	97,503	5,810
Agriculture, forestry and fishing	2,946	138	3,084	252	39	9	3,384	76
Finance lease and instalment credit	5,343	10,843	16,186	294	16	—	16,496	39
Interest accruals	1,032	180	1,212	457	—	—	1,669	—
Group before RFS MI	364,445	81,701	446,146	142,870	280,942	6,537	876,495	252,352
RFS MI			444	49	1	—	494	—
Group			446,590	142,919	280,943	6,537	876,989	252,352
US								
Central and local government	196	64	260	24,620	9	141	25,030	—
Finance - banks	8,448	76	8,524	—	—	—	8,524	—
- other (3)	19,404	1,803	21,207	27,086	125,599	5,779	179,671	113,670
Residential mortgages	21,842	4,317	26,159	64	—	—	26,223	—
Personal lending	7,373	3,599	10,972	—	—	—	10,972	—
Property	1,498	3,788	5,286	56	30	—	5,372	—
Construction	490	132	622	72	50	—	744	—
Manufacturing	5,895	1,200	7,095	243	580	—	7,918	—
Service industries and business activities	14,358	4,505	18,863	3,320	2,486	—	24,669	—
Agriculture, forestry and fishing	27	—	27	1	2	—	30	—
Finance lease and instalment credit	2,417	—	2,417	—	—	—	2,417	—
Interest accruals	220	94	314	334	—	—	648	—
Group before RFS MI	82,168	19,578	101,746	55,796	128,756	5,920	292,218	113,670
RFS MI			360	—	—	—	360	—
Group			102,106	55,796	128,756	5,920	292,578	113,670

For notes to this table refer to page 173.

2009	Loans and advances							
	Core £m	Non-Core £m	Total £m	Securities £m	Derivatives £m	Other (1) £m	Total £m	Netting and offset (2) £m
Europe								
Central and local government	334	1,164	1,498	25,328	68	24	26,918	—
Finance - banks	4,906	528	5,434	—	—	—	5,434	—
- other (3)	4,161	1,028	5,189	22,913	1,699	43	29,844	—
Residential mortgages	15,055	6,718	21,773	—	—	—	21,773	—
Personal lending	1,877	1,009	2,886	—	—	17	2,903	—
Property	10,812	9,417	20,229	1	17	4	20,251	—
Construction	1,946	1,167	3,113	1	1	1	3,116	—
Manufacturing	7,311	8,609	15,920	42	123	—	16,085	—
Service industries and business activities	19,088	9,895	28,983	331	88	51	29,453	—
Agriculture, forestry and fishing	737	356	1,093	1	—	—	1,094	—
Finance lease and instalment credit	379	1,094	1,473	12	—	—	1,485	—
Interest accruals	266	249	515	706	—	—	1,221	—
Group before RFS MI	66,872	41,234	108,106	49,335	1,996	140	159,577	—
RFS MI			140,098	21,681	3,232	9	165,020	—
Group			248,204	71,016	5,228	149	324,597	—
RoW								
Central and local government	1,376	28	1,404	13,201	169	36	14,810	—
Finance - banks	10,200	354	10,554	—	—	—	10,554	—
- other (3)	8,623	1,033	9,656	3,772	25,045	796	39,269	19,747
Residential mortgages	390	1	391	—	—	—	391	—
Personal lending	1,450	613	2,063	—	29	1	2,093	—
Property	337	1,780	2,117	679	51	—	2,847	—
Construction	102	319	421	188	23	—	632	—
Manufacturing	2,604	1,338	3,942	26	428	14	4,410	—
Service industries and business activities	4,527	3,385	7,912	589	757	1	9,259	1
Agriculture, forestry and fishing	16	59	75	—	3	—	78	—
Finance lease and instalment credit	8	19	27	—	—	—	27	—
Interest accruals	149	32	181	74	—	—	255	—
Group before RFS MI	29,782	8,961	38,743	18,529	26,505	848	84,625	19,748
RFS MI			1,786	—	22	—	1,808	55
Group			40,529	18,529	26,527	848	86,433	19,803

For notes to this table refer to page 173.

Risk management: Credit risk continued

Balance sheet analysis: Industry and geography analysis continued

2008	Loans and advances £m	Securities £m	Derivatives £m	Other (1) £m	Total £m	Netting and offset (2) £m
UK						
Central and local government	6,106	36,466	5,798	14	48,384	1,987
Finance - banks	105,100	—	—	—	105,100	—
- other (3)	92,030	84,601	532,857	6,257	715,745	480,762
Residential mortgages	80,967	—	14	—	80,981	52
Personal lending	27,469	250	36	25	27,780	5
Property	74,010	2,008	5,094	71	81,183	1,026
Construction	13,426	144	754	26	14,350	1,485
Manufacturing	25,999	1,080	11,208	180	38,467	6,279
Service industries and business activities	88,334	10,154	13,278	1,471	113,237	7,624
Agriculture, forestry and fishing	3,118	93	34	15	3,260	87
Finance lease and instalment credit	17,363	3	25	—	17,391	119
Interest accruals	4,293	774	—	—	5,067	—
Group before RFS MI	538,215	135,573	569,098	8,059	1,250,945	499,426
RFS MI	702	95	—	—	797	—
Group	538,917	135,668	569,098	8,059	1,251,742	499,426
US						
Central and local government	482	24,996	45	33	25,556	—
Finance - banks	5,814	—	—	—	5,814	—
- other (3)	24,618	37,344	355,502	5,754	423,218	323,910
Residential mortgages	34,235	—	—	—	34,235	—
Personal lending	14,368	—	—	—	14,368	—
Property	6,579	5	97	—	6,681	—
Construction	885	63	122	6	1,076	—
Manufacturing	13,127	102	1,809	128	15,166	217
Service industries and business activities	27,914	1,498	8,535	907	38,854	2,346
Agriculture, forestry and fishing	30	—	3	1	34	—
Finance lease and instalment credit	3,066	—	—	—	3,066	—
Interest accruals	498	466	—	—	964	—
Group before RFS MI	131,616	64,474	366,113	6,829	569,032	326,473
RFS MI	491	2	—	—	493	—
Group	132,107	64,476	366,113	6,829	569,525	326,473

For notes to this table refer to page 173.

2008	Loans and advances £m	Securities £m	Derivatives £m	Other (1) £m	Total £m	Netting and offset (2) £m
Europe						
Central and local government	1,830	21,929	228	5	23,992	—
Finance - banks	7,274	—	—	—	7,274	—
- other (3)	10,480	20,657	7,840	3,608	42,585	—
Residential mortgages	23,394	29	4	—	23,427	—
Personal lending	4,641	28	19	—	4,688	—
Property	19,769	1	299	—	20,069	—
Construction	5,183	—	91	—	5,274	—
Manufacturing	25,843	53	371	—	26,267	2
Service industries and business activities	40,444	10,163	2,347	85	53,039	840
Agriculture, forestry and fishing	1,327	50	1	—	1,378	—
Finance lease and instalment credit	1,815	15	—	—	1,830	—
Interest accruals	1,194	1	—	—	1,195	—
Group before RFS MI	143,194	52,926	11,200	3,698	211,018	842
RFS MI	150,304	18,367	1,009	20	169,700	1
Group	293,498	71,293	12,209	3,718	380,718	843
RoW						
Central and local government	7,079	16,708	311	145	24,243	—
Finance - banks	9,099	—	—	—	9,099	—
- other (3)	11,955	4,267	42,620	407	59,249	31,732
Residential mortgages	795	—	—	—	795	—
Personal lending	4,592	—	5	—	4,597	29
Property	2,918	480	96	—	3,494	41
Construction	756	6	17	—	779	3
Manufacturing	6,196	178	771	—	7,145	—
Service industries and business activities	13,152	949	1,257	—	15,358	108
Agriculture, forestry and fishing	153	1	7	—	161	—
Finance lease and instalment credit	111	5	—	—	116	—
Interest accruals	384	—	—	—	384	—
Group before RFS MI	57,190	22,594	45,084	552	125,420	31,913
RFS MI	2,223	58	55	—	2,336	13
Group	59,413	22,652	45,139	552	127,756	31,926

Notes:
(1) Includes settlement balances of £11,605 million at 31 December 2010 (2009 - £12,033 million; 2008 - £17,832 million).
(2) This shows the amount by which the Group's credit risk exposure is reduced through arrangements, such as master netting agreements, which give the Group a legal right to set-off the financial asset against a financial liability due to the same counterparty. In addition, the Group holds collateral in respect of individual loans and advances to banks and customers. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group obtains collateral in the form of securities in reverse repurchase agreements. Cash and securities are received as collateral in respect of derivative transactions.
(3) Loans made by the Group's consolidated conduits to asset owning companies are included within Finance.

Risk management: Credit risk continued
Balance sheet analysis continued

Asset quality
The asset quality analysis presented below is based on the Group's internal asset quality ratings which have ranges for the probability of default, as set out below. Customers are assigned credit grades, based on various credit grading models that reflect the key drivers of default for the customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures used for internal management reporting across portfolios. Debt securities are analysed by external ratings agencies and are therefore excluded from the table below and are set out on pages 176 and 177.

Asset quality band	Probability of default range
AQ1	0% - 0.034%
AQ2	0.034% - 0.048%
AQ3	0.048% - 0.095%
AQ4	0.095% - 0.381%
AQ5	0.381% - 1.076%
AQ6	1.076% - 2.153%
AQ7	2.153% - 6.089%
AQ8	6.089% - 17.222%
AQ9	17.222% - 100%
AQ10	100%

2010	Cash and balances at central banks £m	Loans and advances to banks (1) £m	Loans and advances to customers £m	Settlement balances £m	Derivatives £m	Other financial instruments £m	Commitments £m	Contingent liabilities £m	Total £m
Total									
AQ1	56,655	91,952	126,444	6,815	408,489	658	78,728	9,745	779,486
AQ2	14	598	13,282	1,271	2,659	3	26,128	1,980	45,935
AQ3	48	2,197	25,981	156	3,317	—	25,731	4,337	61,767
AQ4	188	639	95,777	571	3,391	6	41,027	6,522	148,121
AQ5	99	2,322	114,796	64	4,860	144	38,612	5,169	166,066
AQ6	3	159	65,497	34	1,070	—	25,991	2,230	94,984
AQ7	2	178	46,072	1	857	69	18,752	2,456	68,387
AQ8	—	15	16,573	14	403	—	9,289	9,545	35,839
AQ9	—	115	14,263	2	450	80	3,889	932	19,731
AQ10	5	355	5,644	2	1,581	—	2,829	407	10,823
Past due	—	10	13,430	2,675	—	—	—	—	16,115
Impaired	—	145	35,556	—	—	375	—	—	36,076
Impairment provision	—	(127)	(18,055)	—	—	(29)	—	—	(18,211)
Group before RFS MI	57,014	98,558	555,260	11,605	427,077	1,306	270,976	43,323	1,465,119
RFS MI	—	2	—	—	—	—	—	32	34
Group	57,014	98,560	555,260	11,605	427,077	1,306	270,976	43,355	1,465,153
Core									
AQ1	56,637	91,298	103,645	6,814	396,419	366	71,091	9,651	735,921
AQ2	14	550	10,534	1,271	2,243	3	24,923	1,728	41,266
AQ3	48	2,165	22,851	155	3,132	—	23,546	4,268	56,165
AQ4	10	539	85,779	571	3,017	6	36,909	5,070	131,901
AQ5	99	2,247	100,051	64	3,988	15	35,302	4,924	146,690
AQ6	3	138	53,498	34	805	—	24,050	2,140	80,668
AQ7	2	154	38,438	1	595	69	17,605	2,309	59,173
AQ8	—	15	13,290	14	257	—	8,617	9,434	31,627
AQ9	—	107	9,898	2	237	50	3,442	886	14,622
AQ10	5	300	2,777	2	368	—	1,500	250	5,202
Past due	—	3	10,744	2,629	—	—	—	—	13,376
Impaired	—	144	13,367	—	—	375	—	—	13,886
Impairment provision	—	(126)	(7,740)	—	—	(29)	—	—	(7,895)
Group before RFS MI	56,818	97,534	457,132	11,557	411,061	855	246,985	40,660	1,322,602

For the note to this table refer to page 176.

2010	Cash and balances at central banks £m	Loans and advances to banks (1) £m	Loans and advances to customers £m	Settlement balances £m	Derivatives £m	Other financial instruments £m	Commitments £m	Contingent liabilities £m	Total £m
Non-Core									
AQ1	18	654	22,799	1	12,070	292	7,637	94	43,565
AQ2	—	48	2,748	—	416	—	1,205	252	4,669
AQ3	—	32	3,130	1	185	—	2,185	69	5,602
AQ4	178	100	9,998	—	374	—	4,118	1,452	16,220
AQ5	—	75	14,745	—	872	129	3,310	245	19,376
AQ6	—	21	11,999	—	265	—	1,941	90	14,316
AQ7	—	24	7,634	—	262	—	1,147	147	9,214
AQ8	—	—	3,283	—	146	—	672	111	4,212
AQ9	—	8	4,365	—	213	30	447	46	5,109
AQ10	—	55	2,867	—	1,213	—	1,329	157	5,621
Accruing past due	—	7	2,686	46	—	—	—	—	2,739
Impaired	—	1	22,189	—	—	—	—	—	22,190
Impairment provision	—	(1)	(10,315)	—	—	—	—	—	(10,316)
Group before RFS MI	196	1,024	98,128	48	16,016	451	23,991	2,663	142,517
2009									
AQ1	51,521	72,384	106,062	6,582	389,019	754	62,085	9,446	697,853
AQ2	—	1,725	10,780	306	11,550	9	27,598	4,526	56,494
AQ3	1	2,175	29,958	199	10,791	—	28,364	6,088	77,576
AQ4	23	1,357	102,922	605	8,296	—	52,496	14,948	180,647
AQ5	2	2,497	124,724	149	8,270	37	43,239	7,387	186,305
AQ6	1	424	94,513	40	2,548	—	30,847	2,448	130,821
AQ7	—	110	46,928	33	2,181	98	26,724	2,352	78,426
AQ8	—	137	23,593	—	1,448	—	12,507	1,008	38,693
AQ9	—	184	16,025	—	2,030	—	5,141	1,279	24,659
AQ10	—	277	9,142	3	2,026	—	3,618	507	15,573
Accruing past due	—	36	14,475	3,910	40	—	—	—	18,461
Impaired	—	206	31,588	197	—	—	—	—	31,991
Impairment provision	—	(157)	(15,016)	—	—	—	—	—	(15,173)
Group before RFS MI	51,548	81,355	595,694	12,024	436,199	898	292,619	49,989	1,522,326
RFS MI	713	7,865	132,699	9	3,255	—	5,022	4,031	153,594
Group	52,261	89,220	728,393	12,033	441,454	898	297,641	54,020	1,675,920

For the note to this table refer to page 176.

Risk management: Credit risk continued

Balance sheet analysis: Asset quality continued

2008	Cash and balances at central banks £m	Loans and advances to banks (1) £m	Loans and advances to customers £m	Settlement balances £m	Derivatives £m	Other financial instruments £m	Commitments £m	Contingent liabilities £m	Total £m
AQ1	9,314	93,845	141,636	8,468	837,899	475	122,075	10,268	1,223,980
AQ2	506	6,380	18,440	1,229	27,207	31	23,113	2,129	79,035
AQ3	1,005	12,556	62,235	1,938	35,719	62	26,267	2,843	142,625
AQ4	1,005	11,041	129,292	1,422	46,057	62	63,966	13,196	266,041
AQ5	—	1,048	160,605	252	26,799	—	63,599	17,738	270,041
AQ6	—	673	99,765	217	6,581	222	17,771	11,254	136,483
AQ7	—	201	56,762	248	4,452	—	17,740	7,602	87,005
AQ8	—	292	23,449	—	1,362	—	14,120	1,170	40,393
AQ9	—	343	12,265	9	2,022	—	5,814	1,061	21,514
AQ10	—	274	5,844	—	3,386	—	1,827	435	11,766
Accruing past due	—	—	13,262	4,029	11	—	—	—	17,302
Impaired	—	129	17,034	—	—	—	—	—	17,163
Impairment provision	—	(127)	(9,324)	—	—	—	—	—	(9,451)
Group before RFS MI	11,830	126,655	731,265	17,812	991,495	852	356,292	67,696	2,303,897
RFS MI	570	8,676	143,457	20	1,064	—	5,432	3,841	163,060
Group	12,400	135,331	874,722	17,832	992,559	852	361,724	71,537	2,466,957

Note:
(1) Excluding items in the course of collection from other banks of £1,958 million (2009 - £2,533 million; 2008 - £2,888 million).

Debt securities

The table below analyses debt securities by issuer and external ratings.

2010	Central and local government UK £m	US £m	Other £m	Banks and building societies £m	ABS (1) £m	Corporate £m	Other £m	Total £m	% of total
Total									
AAA	13,486	33,846	44,784	2,374	51,235	846	17	146,588	67
AA to AA+	—	—	18,025	3,036	6,335	779	—	28,175	13
A to AA-	—	—	9,138	4,185	3,244	1,303	5	17,875	8
BBB- to A-	—	—	2,843	1,323	3,385	2,029	6	9,586	5
Non-investment grade	—	—	1,766	1,766	4,923	2,786	4	11,245	5
Unrated	—	—	52	310	1,703	1,722	224	4,011	2
	13,486	33,846	76,608	12,994	70,825	9,465	256	217,480	100
Core									
AAA	13,110	33,535	44,761	2,205	47,441	807	16	141,875	70
AA to AA+	—	—	18,025	2,908	3,656	775	—	25,364	13
A to AA-	—	—	9,138	4,007	1,879	1,223	5	16,252	8
BBB- to A-	—	—	2,843	1,297	1,108	1,956	6	7,210	4
Non-investment grade	—	—	1,460	1,638	3,052	2,428	2	8,580	4
Unrated	—	—	52	297	978	1,077	212	2,616	1
	13,110	33,535	76,279	12,352	58,114	8,266	241	201,897	100
Non-Core									
AAA	376	311	23	169	3,794	39	1	4,713	30
AA to AA+	—	—	—	128	2,679	4	—	2,811	18
A to AA-	—	—	—	178	1,365	80	—	1,623	11
BBB- to A-	—	—	—	26	2,277	73	—	2,376	15
Non-investment grade	—	—	306	128	1,871	358	2	2,665	17
Unrated	—	—	—	13	725	645	12	1,395	9
	376	311	329	642	12,711	1,199	15	15,583	100

For the note to this table refer to page 177.

	Central and local government UK £m	Central and local government US £m	Central and local government Other £m	Banks and building societies £m	ABS (1) £m	Corporate £m	Other £m	Total £m	% of total (2)
2009									
AAA	26,601	23,219	44,396	4,012	65,067	2,263	—	165,558	66
AA to AA+	—	—	22,003	4,930	8,942	1,429	—	37,304	15
A to AA-	—	—	13,159	3,770	3,886	1,860	—	22,675	9
BBB- to A-	—	—	3,847	823	4,243	2,187	—	11,100	5
Non-investment grade	—	—	353	169	3,515	2,042	—	6,079	2
Unrated	—	—	504	289	1,949	2,601	1,036	6,379	3
Group before RFS MI	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095	100
RFS MI	721	183	11,871	3,803	580	906	95	18,159	
Group	27,322	23,402	96,133	17,796	88,182	13,288	1,131	267,254	
2008									
AAA	18,787	16,514	43,197	8,126	93,853	3,953	—	184,430	73
BBB- to AA+	—	—	15,862	13,013	11,437	10,172	—	50,484	20
Non-investment grade	—	—	242	127	3,678	2,259	—	6,306	2
Unrated	—	—	409	1,445	2,175	4,517	3,393	11,939	5
Group before RFS MI	18,787	16,514	59,710	22,711	111,143	20,901	3,393	253,159	100
RFS MI	—	7	10,761	1,652	—	885	1,085	14,390	
Group	18,787	16,521	70,471	24,363	111,143	21,786	4,478	267,549	

Notes:
(1) Asset-backed securities.
(2) Percentage calculated on Group before RFS MI.

Key points

- The proportion of AAA rated securities was broadly unchanged during the year whilst the proportion of non-investment grade and unrated securities increased from 5% to 7%.
- Holdings of debt securities issued by non-investment grade governments comprised: Greece £1.0 billion; Romania £0.3 billion; Turkey £0.2 billion; and Indonesia £0.2 billion.
- Increase in non-investment grade securities reflects purchases by GBM's mortgage trading business. Non-investment grade securities also increased as a result of credit downgrades and rating withdrawals of certain ABS structures in Non-Core during the year.

Risk management: Credit risk continued

Balance sheet analysis: Debt securities continued

The table below analyses debt securities by issuer and measurement classification. Net numbers below are illustrative only and do not reflect net presentation under IFRS.

	Central and local government			Banks and building societies	ABS	Corporate	Other	Total
2010	UK £m	US £m	Other £m	£m	£m	£m	£m	£m
Held-for-trading (HFT)	5,097	15,956	43,224	5,778	21,988	6,590	236	98,869
Designated as at fair value through profit or loss	1	—	262	3	119	16	1	402
Available-for-sale	8,377	17,890	33,122	7,198	42,515	2,011	17	111,130
Loans and receivables	11	—	—	15	6,203	848	2	7,079
Total	13,486	33,846	76,608	12,994	70,825	9,465	256	217,480
Short positions (HFT)	(4,200)	(11,398)	(18,909)	(1,853)	(1,335)	(3,288)	(34)	(41,017)
Net	9,286	22,448	57,699	11,141	69,490	6,177	222	176,463
2009								
Held-for-trading	8,128	10,427	50,150	6,103	28,820	6,892	893	111,413
Designated as at fair value through profit or loss	122	3	385	418	394	1,087	20	2,429
Available-for-sale	18,350	12,789	33,727	7,472	50,464	2,550	30	125,382
Loans and receivables	1	—	—	—	7,924	1,853	93	9,871
Group before RFS MI	26,601	23,219	84,262	13,993	87,602	12,382	1,036	249,095
RFS MI	721	183	11,871	3,803	580	906	95	18,159
Short positions (HFT)	(5,805)	(8,957)	(14,491)	(1,951)	(3,616)	(2,199)	(512)	(37,531)
Net	21,517	14,445	81,642	15,845	84,566	11,089	619	229,723
2008								
Held-for-trading	5,372	9,859	37,518	10,947	39,879	11,013	1,571	116,159
Designated as at fair value through profit or loss	2,085	510	456	—	236	1,551	456	5,294
Available-for-sale	11,330	6,145	21,735	11,650	62,067	4,588	1,207	118,722
Loans and receivables	—	—	—	114	8,961	3,749	160	12,984
Group before RFS MI	18,787	16,514	59,709	22,711	111,143	20,901	3,394	253,159
RFS MI	—	7	10,762	1,652	—	885	1,084	14,390
Group	18,787	16,521	70,471	24,363	111,143	21,786	4,478	267,549

Key point

- Debt securities continued to decline during 2010, primarily in GBM's European sovereign exposures as well as in ABS. Reduction in ABS in US Retail & Commercial and Non-Core reflects balance sheet reduction strategies whereas GBM's sell down followed increased liquidity in US RMBS market, primarily in the first half of the year.

Derivatives

The table below analyses the Group's derivative assets by internal credit quality banding and residual maturity. Master netting agreements in respect of mark-to-market (mtm) values and collateral do not result in a net presentation in the Group's balance sheet under IFRS.

	2010						2009
	0-3 months £m	3-6 months £m	6-12 months £m	1-5 years £m	Over 5 years £m	Total £m	Total £m
AQ1	30,840	10,755	17,554	135,311	214,029	408,489	389,019
AQ2	319	105	212	1,561	462	2,659	11,550
AQ3	1,284	391	626	610	406	3,317	10,791
AQ4	989	155	240	1,726	281	3,391	8,296
AQ5	1,016	81	201	1,447	2,115	4,860	8,270
AQ6	134	46	71	653	166	1,070	2,548
AQ7	150	29	44	375	259	857	2,181
AQ8	2	1	10	118	272	403	1,448
AQ9	104	8	39	110	189	450	2,030
AQ10	170	11	52	353	995	1,581	2,026
Accruing past due	—	—	—	—	—	—	40
	35,008	11,582	19,049	142,264	219,174	427,077	438,199
RFS MI						—	3,255
Group						427,077	441,454
Counterparty mtm netting						(330,397)	(358,917)
Cash collateral held against derivative exposures (1)						(31,096)	(33,667)
Net exposure						65,584	48,870

The tables below analyse the Group's derivative assets by contract type and residual maturity and the effect of position netting and collateral.

Contract type	0-3 months £m	3-6 months £m	6-12 months £m	1-5 years £m	Over 5 years £m	Total £m	Counterparty mtm netting £m	Net exposure £m
2010								
Exchange rate	28,938	7,820	9,360	23,174	13,961	83,253	(69,509)	13,744
Interest rate	4,822	3,533	7,927	104,026	191,423	311,731	(236,513)	75,218
Credit derivatives	497	99	313	12,374	13,589	26,872	(22,728)	4,144
Equity and commodity	751	130	1,449	2,690	201	5,221	(1,647)	3,574
	35,008	11,582	19,049	142,264	219,174	427,077	(330,397)	96,680
Cash collateral held against derivative exposures (1)								(31,096)
Net exposure								65,584
2009								
Exchange rate	19,127	5,824	7,603	23,831	11,967	68,352	(47,885)	20,467
Interest rate	8,415	8,380	16,723	111,144	176,799	321,461	(270,791)	50,670
Credit derivatives	201	112	390	19,859	21,186	41,748	(36,411)	5,337
Equity and commodity	1,562	436	1,109	3,057	474	6,638	(3,830)	2,808
	29,305	14,752	25,825	157,891	210,426	438,199	(358,917)	79,282
RFS MI						3,255	—	3,255
Group						441,454	(358,917)	82,537
Cash collateral held against derivative exposures (1)								(33,667)
Net exposure								48,870

Note:
(1) As at 31 December 2010, in addition to cash collateral the Group holds collateral in the form of securities of £2.9 billion (2009 - £3.6 billion) against derivative positions.

Risk management: Credit risk continued

Balance sheet analysis: Derivatives continued

Contract type	0-3 months £m	3-6 months £m	6-12 months £m	1-5 years £m	Over 5 years £m	Gross assets £m	Counterparty mtm netting £m	Net exposure £m
2008								
Exchange rate	65,428	21,106	25,150	43,860	17,339	172,883	(113,451)	59,432
Interest rate	14,195	17,364	23,603	193,254	405,926	654,342	(597,482)	56,860
Credit derivatives	932	384	2,511	83,599	54,940	142,366	(112,119)	30,247
Equity and commodity	4,807	2,864	5,579	8,069	585	21,904	(10,645)	11,259
	85,362	41,718	56,843	328,782	478,790	991,495	(833,697)	157,798
RFS MI						1,064	—	1,064
Group						992,559	(833,697)	158,862

Key points

- Whilst gross exchange rate contracts increased due to the trading fluctuations and favourable movements in forward rates and volume, the mix in counterparty netting arrangements reduced the net exposure.

- In a year of significant quarterly interest rate volatility, the overall annual interest rate trend was downwards, with all major rate indices moving down by at least 30 basis points in the medium to long end, with USD and GBP dropping approximately 70 basis points in the 5 year yield curve. The increase in gross asset values caused by the drop in interest rates was offset by the greater use of London Clearing House (LCH) as a counterparty, up from 56% at the end of 2009 to 60% by end of 2010. Reduction in non-LCH related netting increased the net exposure, excluding the effect of collateral arrangements. *

- The reduction in credit derivatives primarily reflected the APS credit derivative reducing from £1.4 billion at the start of the year to £550 million at end of 2010. The effect of credit spread widening in GBM and Non-Core were offset by portfolio reductions, as part of de-risking, and currency movements.

Cross border exposures

Cross border exposures are loans and advances including finance leases and instalment credit receivables and other monetary assets, such as debt securities and net derivatives, including non-local currency claims of overseas offices on local residents.

The Group monitors the geographical breakdown of these exposures based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures exclude exposures to local residents in local currencies.

The table below sets out the Group's cross border exposures greater than 0.5% of the Group's total assets. None of these countries have experienced repayment difficulties that have required restructuring of outstanding debt.

	2010				2009	2008
	Government £m	Banks £m	Other £m	Total £m	Total £m	Total £m
United States	21,201	14,382	36,813	72,396	74,409	91,544
France	17,293	16,007	6,756	40,056	37,489	58,251
Germany	22,962	6,276	10,467	39,705	41,727	40,812
Japan	7,983	6,962	7,542	22,487	18,939	14,933
Spain	1,401	4,248	11,589	17,238	27,118	36,441
Netherlands	2,900	3,055	10,824	16,779	20,262	34,283
Italy	6,409	1,083	2,188	9,680	14,412	16,582
Cayman Islands	2	94	7,330	7,426	10,786	18,126
Republic of Ireland	199	3,789	3,101	7,089	14,902	18,662
Belgium	1,461	752	2,806	5,019	9,340	16,313

*unaudited

REIL, provisions and reserves

All the disclosures in this section (pages 181 to 192) are audited.

The Group classifies impaired assets as either risk elements in lending (REIL) or potential problem loans (PPL). REIL represents impaired loans, and loans that are accruing but are past due 90 days. PPL represents impaired assets which are not included in REIL, but where information about possible credit problems cause management to have serious doubts about the future ability of the borrower to comply with loan repayment terms.

Both REIL and PPL are reported gross and take no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provision marked. Therefore impaired assets which are highly collateralised, such as mortgages, will have a low coverage ratio of provisions held against the reported impaired balance.

The analysis of risk elements in lending and impairments below, form a key part of the data provided to senior management on the credit performance of the Group's portfolios.

The table below analyses the Group's REIL and PPL and takes no account of the value of any security held which could reduce the eventual loss should it occur, nor of any provisions.

	2010			2009					2008	
	Core £m	Non-Core £m	Group £m	Core £m	Non-Core £m	Group before RFS MI £m	RFS MI £m	Group £m	Group before RFS MI £m	Group £m
Impaired loans (1)										
UK	7,903	7,835	15,738	6,558	7,311	13,869	3	13,872	8,724	8,733
Overseas	5,608	14,355	19,963	4,173	13,769	17,942	3,211	21,153	8,358	10,746
	13,511	22,190	35,701	10,731	21,080	31,811	3,214	35,025	17,082	19,479
Accruing loans past due 90 days or more (2)										
UK	1,434	939	2,373	1,146	1,089	2,235	—	2,235	1,201	1,201
Overseas	262	262	524	212	731	943	46	989	508	581
	1,696	1,201	2,897	1,358	1,820	3,178	46	3,224	1,709	1,782
Total REIL	15,207	23,391	38,598	12,089	22,900	34,989	3,260	38,249	18,791	21,261
Potential problem loans (3)	473	160	633	272	652	924	85	1,009	226	226
Total REIL and PPL	15,680	23,551	39,231	12,361	23,552	35,913	3,345	39,258	19,017	21,487
REIL as a % of gross loans to customers (4)	3.7%	20.7%	7.3%	2.8%	15.1%	6.1%	2.4%	5.4%	2.7%	2.5%
REIL and PPL as a % of gross loans to customers (4)	3.8%	20.8%	7.4%	2.9%	15.5%	6.2%	2.5%	5.5%	2.7%	2.5%
Closing provision for impairment as a % of total REIL	51%	44%	47%	56%	37%	44%	65%	46%	50%	52%
Closing provision for impairment as a % of total REIL and PPL	49%	44%	46%	55%	36%	43%	63%	45%	50%	51%

Notes:
(1) All loans against which an impairment provisions is held.
(2) Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(3) Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for advances and revolving credit facilities where the past due concept is not applicable.
(4) Includes gross loans relating to disposal groups but excludes reverse repos.

Risk management: Credit risk continued
REIL, provisions and reserves continued
Movement in REIL and PPL
The table below details the movement in REIL and PPL during the year ended 31 December 2010.

	REIL			PPL			Total		
	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m
At 1 January 2010	12,089	22,900	34,989	272	652	924	12,361	23,552	35,913
Intra-group transfers	(142)	142	—	147	(147)	—	5	(5)	—
Currency translation and other adjustments	22	(124)	(102)	(1)	2	1	21	(122)	(101)
Additions	11,435	11,915	23,350	1,539	502	2,041	12,974	12,417	25,391
Transfers	69	(185)	(116)	(85)	(61)	(146)	(16)	(246)	(262)
Disposals, restructurings and repayments	(5,385)	(6,694)	(12,079)	(1,399)	(788)	(2,187)	(6,784)	(7,482)	(14,266)
Amounts written-off	(2,881)	(4,563)	(7,444)	—	—	—	(2,881)	(4,563)	(7,444)
At 31 December 2010	15,207	23,391	38,598	473	160	633	15,680	23,551	39,231

Key points

- REIL increased by £3.1 billion or 26% in Core reflecting net increases in impaired loans in UK Corporate (£1.6 billion) and Ulster Bank (£1.4 billion).
- In UK Corporate impaired loans increased reflecting a number of specific cases which resulted in REIL/PPL as a % of loans increasing from 2.2% to 3.7%.
- Provisions, REIL and related coverage ratios in Ulster Bank increased reflecting a deterioration in customer credit quality due to a fall in Irish property prices.
- In US Retail & Commercial, impairment losses declined following a gradual improvement in the underlying credit environment, throughout 2010.
- Increase in provisions and related REIL in Non-Core reflected difficult conditions in specific sectors, particularly UK and Irish commercial property.

Past due analysis
The table below shows loans and advances to customers that were past due at the balance sheet date but not considered impaired:

	2010			2009					
	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Group before RFS MI £m	RFS MI £m	Group £m	2008 Group £m
Past due 1-29 days	6,401	822	7,223	5,101	1,486	6,587	1,209	7,796	9,517
Past due 30-59 days	1,725	392	2,117	1,943	357	2,300	424	2,724	2,941
Past due 60-89 days	922	271	1,193	2,203	207	2,410	177	2,587	1,427
Past due 90 days or more	1,696	1,201	2,897	1,358	1,820	3,178	46	3,224	1,782
	10,744	2,686	13,430	10,605	3,870	14,475	1,856	16,331	15,667

Note:
(1) The amounts shown above include loans and advances to customers that are past due through administrative and other delays in recording payments or in finalising documentation and other events unrelated to credit quality.

*unaudited

Loans, REIL and impairments by industry and geography

The tables below analyse gross loans and advances to customers and banks (excluding reverse repos and disposal groups), REIL, provisions, impairment charge and amounts written-off relating to these loans, by industry and geography (by location of office).

2010	Gross loans £m	REIL £m	Provisions £m	Total REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Central and local government	8,452	—	—	—	—	—	—	—
Finance								
- banks	58,036	145	127	0.2	88	0.2	(13)	12
- other	54,561	1,129	595	2.1	53	1.1	198	141
Residential mortgages	146,501	4,276	877	2.9	21	0.6	1,014	669
Personal lending	37,472	3,544	2,894	9.5	82	7.7	1,370	1,577
Property	90,106	19,584	6,736	21.7	34	7.5	4,682	1,009
Construction	12,032	2,464	875	20.5	36	7.3	530	146
Manufacturing	32,317	1,199	503	3.7	42	1.6	(92)	1,547
Service industries and business activities	117,510	5,258	2,285	4.5	43	1.9	1,293	822
Agriculture, forestry and fishing	3,893	152	86	3.9	57	2.2	31	6
Finance leases and instalment credit	16,850	847	554	5.0	65	3.3	252	113
Interest accruals	1,109	—	—	—	—	—	—	—
Latent	—	—	2,650	—	—	—	(121)	—
	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042
of which:								
UK	382,609	18,111	8,537	4.7	47	2.2	3,912	2,271
Europe	94,119	16,436	7,270	17.5	44	7.7	3,878	1,663
US	75,430	2,330	1,643	3.1	71	2.2	1,020	1,660
RoW	26,681	1,721	732	6.5	43	2.7	334	448
Group before RFS MI	578,839	38,598	18,182	6.7	47	3.1	9,144	6,042
RFS MI	2	—	—	—	—	—	42	—
Group	578,841	38,598	18,182	6.7	47	3.1	9,186	6,042

Risk management: Credit risk continued

REIL, provisions and reserves continued

2009	Gross loans £m	REIL £m	Provisions £m	Total REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Central and local government	7,660	—	—	—	—	—	—	—
Finance								
- banks	48,934	206	157	0.4	76	0.3	34	—
- other	60,386	1,539	419	2.5	27	0.7	886	692
Residential mortgages	140,907	3,284	551	2.3	17	0.4	909	642
Personal lending	41,671	3,940	2,926	9.5	74	7.0	2,517	2,002
Property	99,426	14,318	3,422	14.4	24	3.4	3,296	650
Construction	14,760	2,232	519	15.1	23	3.5	479	287
Manufacturing	44,674	3,131	2,088	7.0	67	4.7	1,520	784
Service industries and business activities	134,076	5,308	1,860	4.0	35	1.4	1,964	1,281
Agriculture, forestry and fishing	4,279	137	73	3.2	53	1.7	30	5
Finance leases and instalment credit	20,103	894	418	4.4	47	2.1	271	135
Interest accruals	1,728	—	—	—	—	—	—	—
Latent	—	—	2,740	—	—	—	1,184	—
	618,604	34,989	15,173	5.7	43	2.5	13,090	6,478
of which:								
UK	394,297	16,104	6,922	4.1	43	1.8	5,593	2,924
Europe	107,803	13,390	5,449	12.4	41	5.1	3,270	427
US	84,072	4,115	2,020	4.9	49	2.4	3,273	2,656
RoW	32,432	1,380	782	4.3	57	2.4	954	471
Group before RFS MI	618,604	34,989	15,173	5.7	43	2.5	13,090	6,478
RFS MI	142,688	3,260	2,110	2.3	65	1.5	1,044	461
Group	761,292	38,249	17,283	5.0	45	2.3	14,134	6,939

2010	Gross loans £m	REIL £m	Provisions £m	Core REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Central and local government	6,781	—	—	—	—	—	—	—
Finance								
- banks	57,033	144	126	0.3	88	0.2	(5)	1
- other	46,910	567	402	1.2	71	0.9	191	53
Residential mortgages	140,359	3,999	693	2.8	17	0.5	578	243
Personal lending	33,581	3,131	2,545	9.3	81	7.6	1,157	1,271
Property	42,455	3,287	818	7.7	25	1.9	739	98
Construction	8,680	610	222	7.0	36	2.6	189	38
Manufacturing	25,797	555	266	2.2	48	1.0	119	124
Service industries and business activities	95,127	2,576	948	2.7	37	1.0	687	349
Agriculture, forestry and fishing	3,758	94	57	2.5	61	1.5	24	5
Finance leases and instalment credit	8,321	244	140	2.9	57	1.7	63	42
Interest accruals	831	—	—	—	—	—	—	—
Latent	—	—	1,649	—	—	—	(5)	—
	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224
of which:								
UK	319,679	9,337	4,797	2.9	51	1.5	2,234	1,519
Europe	65,874	3,905	2,027	5.9	52	3.1	936	111
US	62,085	1,027	824	1.7	80	1.3	425	556
RoW	21,995	938	218	4.3	23	1.0	142	38
Group before RFS MI	469,633	15,207	7,866	3.2	52	1.7	3,737	2,224

2009	Gross loans £m	REIL £m	Provisions £m	Core REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Central and local government	6,128	—	—	—	—	—	—	—
Finance								
- banks	47,574	168	135	0.4	80	0.3	12	—
- other	50,673	1,038	259	2.0	25	0.5	256	113
Residential mortgages	127,975	2,670	341	2.1	13	0.3	305	146
Personal lending	35,313	3,344	2,560	9.5	77	7.2	1,816	1,398
Property	49,054	1,766	468	3.6	27	1.0	417	37
Construction	9,502	457	131	4.8	29	1.4	58	30
Manufacturing	30,272	491	191	1.6	39	0.6	136	93
Service industries and business activities	100,438	1,762	669	1.8	38	0.7	500	365
Agriculture, forestry and fishing	3,726	90	46	2.4	51	1.2	24	4
Finance leases and instalment credit	8,147	303	116	3.7	38	1.4	52	100
Interest accruals	1,179	—	—	—	—	—	—	—
Latent	—	—	2,005	—	—	—	991	—
	469,981	12,089	6,921	2.6	57	1.5	4,567	2,286
of which:								
UK	315,254	7,704	4,209	2.4	55	1.3	2,884	1,645
Europe	66,707	2,607	1,709	3.9	66	2.6	750	46
US	64,526	1,497	876	2.3	59	1.4	813	576
RoW	23,494	281	127	1.2	45	0.5	120	19
Group before RFS MI	469,981	12,089	6,921	2.6	57	1.5	4,567	2,286

Risk management: Credit risk continued

REIL, provisions and reserves continued

	Non-Core							
2010	Gross loans £m	REIL £m	Provisions £m	REIL as a % of gross loans %	Provisions as a % of REIL %	Provisions as a % of gross loans %	Impairment charge £m	Amounts written-off £m
Central and local government	1,671	—	—	—	—	—	—	—
Finance								
- banks	1,003	1	1	0.1	100	0.1	(8)	11
- other	7,651	562	193	7.3	34	2.5	7	88
Residential mortgages	6,142	277	184	4.5	66	3.0	436	426
Personal lending	3,891	413	349	10.6	85	9.0	213	306
Property	47,651	16,297	5,918	34.2	36	12.4	3,943	911
Construction	3,352	1,854	653	55.3	35	19.5	341	108
Manufacturing	6,520	644	237	9.9	37	3.6	(211)	1,423
Service industries and business activities	22,383	2,682	1,337	12.0	50	6.0	606	473
Agriculture, forestry and fishing	135	58	29	43.0	50	21.5	7	1
Finance leases and instalment credit	8,529	603	414	7.1	69	4.9	189	71
Interest accruals	278	—	—	—	—	—	—	—
Latent	—	—	1,001	—	—	—	(116)	—
	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818
of which:								
UK	62,930	8,774	3,740	13.9	43	5.9	1,678	752
Europe	28,245	12,531	5,243	44.4	42	18.6	2,942	1,552
US	13,345	1,303	819	9.8	63	6.1	595	1,104
RoW	4,686	783	514	16.7	66	11.0	192	410
Group before RFS MI	109,206	23,391	10,316	21.4	44	9.4	5,407	3,818
2009								
Central and local government	1,532	—	—	—	—	—	—	—
Finance								
- banks	1,360	38	22	2.8	58	1.6	22	—
- other	9,713	501	160	5.2	32	1.6	630	579
Residential mortgages	12,932	614	210	4.7	34	1.6	604	496
Personal lending	6,358	596	366	9.4	61	5.8	701	604
Property	50,372	12,552	2,954	24.9	24	5.9	2,879	613
Construction	5,258	1,775	388	33.8	22	7.4	421	257
Manufacturing	14,402	2,640	1,897	18.3	72	13.2	1,384	691
Service industries and business activities	33,638	3,546	1,191	10.5	34	3.5	1,464	916
Agriculture, forestry and fishing	553	47	27	8.5	57	4.9	6	1
Finance leases and instalment credit	11,956	591	302	4.9	51	2.5	219	35
Interest accruals	549	—	—	—	—	—	—	—
Latent	—	—	735	—	—	—	193	—
	148,623	22,900	8,252	15.4	36	5.6	8,523	4,192
of which:								
UK	79,043	8,400	2,713	10.6	32	3.4	2,709	1,279
Europe	41,096	10,783	3,740	26.2	35	9.1	2,520	381
US	19,546	2,618	1,144	13.4	44	5.9	2,460	2,080
RoW	8,938	1,099	655	12.3	60	7.3	834	452
Group before RFS MI	148,623	22,900	8,252	15.4	36	5.6	8,523	4,192

Risk elements in lending and potential problem loans by division

The tables below analyse the Group's loans and advances to banks and customers (excluding reverse repos and disposal groups) and related REIL, PPL, provisions, impairments, amounts written-off and related ratios by division.

2010	Gross loans £m	REIL £m	PPL £m	REIL & PPL £m	Provisions £m	Provisions as % of REIL %	Provisions as % of REIL & PPL %	REIL & PPL as a % of gross loans %	Impairment charge £m	Amounts written-off £m
UK Retail	108,813	4,620	175	4,795	2,741	59	57	4.4	1,160	1,135
UK Corporate	111,744	3,967	221	4,188	1,732	44	41	3.7	761	349
Wealth	18,350	223	38	261	66	30	25	1.4	18	9
Global Transaction Services	17,484	146	6	152	147	101	97	0.9	8	49
Ulster Bank	39,786	3,619	2	3,621	1,633	45	45	9.1	1,161	48
US Retail & Commercial	48,661	913	—	913	505	55	55	1.9	483	547
Retail & Commercial	344,838	13,488	442	13,930	6,824	51	49	4.0	3,591	2,137
Global Banking & Markets	122,054	1,719	31	1,750	1,042	61	60	1.4	146	87
RBS Insurance and other	2,741	—	—	—	—	—	—	—	—	—
Core	469,633	15,207	473	15,680	7,866	52	50	3.3	3,737	2,224
Non-Core	109,206	23,391	160	23,551	10,316	44	44	21.6	5,407	3,818
Group before RFS MI	578,839	38,598	633	39,231	18,182	47	46	6.8	9,144	6,042
RFS MI	2	—	—	—	—	—	—	—	42	—
Group	578,841	38,598	633	39,231	18,182	47	46	6.8	9,186	6,042
2009										
UK Retail	103,812	4,641	—	4,641	2,677	58	58	4.5	1,679	1,150
UK Corporate	111,671	2,330	97	2,427	1,271	55	52	2.2	923	352
Wealth	15,525	218	38	256	55	25	21	1.6	33	12
Global Transaction Services	14,146	197	4	201	189	96	94	1.4	39	23
Ulster Bank	42,344	2,260	2	2,262	962	43	43	5.3	649	34
US Retail & Commercial	48,937	643	—	643	478	74	74	1.3	702	546
Retail & Commercial	336,435	10,289	141	10,430	5,632	55	54	3.1	4,025	2,117
Global Banking & Markets	130,898	1,800	131	1,931	1,289	72	67	1.5	542	169
RBS Insurance and other	2,648	—	—	—	—	—	—	—	—	—
Core	469,981	12,089	272	12,361	6,921	57	56	2.6	4,567	2,286
Non-Core	148,623	22,900	652	23,552	8,252	36	35	15.8	8,523	4,192
Group before RFS MI	618,604	34,989	924	35,913	15,173	43	42	5.8	13,090	6,478
RFS MI	142,688	3,260	85	3,345	2,110	65	63	2.3	1,044	461
Group	761,292	38,249	1,009	39,258	17,283	45	44	5.2	14,134	6,939
2008										
UK Retail	94,565	3,832	—	3,832	2,086	54	54	4.1	1,019	823
UK Corporate	117,036	1,254	74	1,328	696	56	52	1.1	319	377
Wealth	14,033	107	24	131	34	32	26	0.9	15	8
Global Transaction Services	16,950	53	—	53	43	81	81	0.3	48	15
Ulster Bank	46,628	1,196	1	1,197	491	41	41	2.6	106	20
US Retail & Commercial	62,168	424	—	424	298	70	70	0.7	437	312
Retail & Commercial	351,380	6,866	99	6,965	3,648	53	52	2.0	1,944	1,555
Global Banking & Markets	227,116	869	18	887	621	71	70	0.4	306	343
RBS Insurance and other	6,401	—	—	—	—	—	—	—	—	80
Core	584,897	7,735	117	7,852	4,269	55	54	1.3	2,250	1,978
Non-Core	187,258	11,056	109	11,165	5,182	47	46	6.0	4,228	919
Group before RFS MI	772,155	18,791	226	19,017	9,451	50	50	2.5	6,478	2,897
RFS MI	153,696	2,470	—	2,470	1,565	63	63	1.6	613	251
Group	925,851	21,261	226	21,487	11,016	52	51	2.3	7,091	3,148

Risk management: Credit risk continued
REIL, provisions and reserves continued

Impairment loss provision methodology
Provisions for impairment losses are assessed under three categories:

- Individually assessed provisions: provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantee and other collateral held after being stressed for downside risk. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written-off;

- Collectively assessed provisions: provisions on impaired credits below an agreed threshold which are assessed on a portfolio basis, to reflect the homogeneous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period. It incorporates loss experience adjustments, where appropriate, in the light of current economic and credit conditions. These include review of current cash collections profile performance against historic trends, updates to metric inputs - including model recalibrations and monitoring of operational processes used in managing exposure - including the time taken to process non-performing exposures; and

- Latent loss provisions: provisions held against impairments in the performing portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified at the balance sheet date. The Group has developed methodologies to estimate latent loss provisions that reflect:

  - historical loss experience adjusted where appropriate, in the light of current economic and credit conditions; and

  - the period ('emergence period') between an impairment event occurring and a loan being identified and reported as impaired.

- Recoverable cash flows or proceeds are estimated using two parameters: loss given default (LGD) - this is the estimated loss amount, expressed as a percentage, that will be incurred if the borrower defaults; and the probability that the borrower will default (PD).

- Emergence periods are estimated at a portfolio level and reflect the portfolio product characteristics such as a coupon period and repayment terms, and the duration of the administrative process required to report and identify an impaired loan as such. Emergence periods vary across different portfolios from 2 to 225 days. They are based on actual experience within the particular portfolio and are reviewed regularly.

- The Group's retail business segment their performing loan books into homogenous portfolios such as mortgages, credit cards or unsecured loans, to reflect their different credit characteristics. Latent provisions are computed by applying portfolio-level LGDs, PDs and emergence periods. The wholesale calculation is based on similar principles but there is no segmentation into portfolios: PDs and LGDs are calculated on an individual basis.

- Once a loss event has occurred, a loan is assessed for an impairment provision. In the case of loans that are restructured due to the financial condition of the borrower, the loss event and consequent loan impairment provision assessment (based on management's best estimate of the incurred loss) almost invariably take place prior to the restructuring. The quantum of the loan impairment provision may change once the terms of the restructuring are known resulting in an additional provision charge or a release of provision in the period in which the restructuring takes place.

Provisions and AFS reserves
The Group's consumer portfolios, which consist of high volume, small value credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods. Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements.

Provisions are assessed on a case by case basis by experienced specialists with input from professional valuers and accountants. The Group operates a transparent provisions governance framework, setting thresholds to trigger enhanced oversight and challenge.

Analyses of provisions are set out on page 189.

Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs and are subsequently measured at fair value with changes in fair value reported in owners' equity until disposal, at which stage the cumulative gain or loss is recognised in profit or loss. When there is objective evidence that an available-for-sale financial asset is impaired, any decline in its fair value below original cost is removed from equity and recognised in profit or loss.

Impairment losses are recognised when there is objective evidence of impairment. The Group reviews its portfolios of available-for-sale financial assets for such evidence which includes: default or delinquency in interest or principal payments; significant financial difficulty of the issuer or obligor; and it becoming probable that the issuer will enter bankruptcy or other financial reorganisation. However, the disappearance of an active market because an entity's financial instruments are no longer publicly traded is not evidence of impairment. Furthermore, a downgrade of an entity's credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortised cost is not necessarily evidence of impairment. Determining whether objective evidence of impairment exists requires the exercise of management judgment. The unrecognised losses on the Group's available-for-sale debt securities are concentrated in its portfolios of mortgage-backed securities. The losses reflect the widening of credit spreads as a result of the reduced market liquidity in these securities and the current uncertain macroeconomic outlook in the US and Europe. The underlying securities remain unimpaired.

Analyses of AFS debt securities and related AFS reserves are set out on pages 191 and 192.

Movement in loan impairment provisions

The movement in provisions balance by division is shown in the table below.

2010	UK Retail £m	UK Corporate £m	Wealth £m	GTS (1) £m	Ulster Bank £m	US R&C (2) £m	Total R&C (2) £m	GBM (3) £m	Total Core £m	Non-Core £m	RFS MI £m	Group £m
At 1 January	2,677	1,271	55	189	962	478	5,632	1,289	6,921	8,252	2,110	17,283
Intra-group transfers	—	—	—	—	(351)	—	(351)	(217)	(568)	568	—	—
Transfer to disposal groups	—	—	—	—	—	—	—	—	—	(72)	—	(72)
Currency translation and other adjustments	—	71	4	(2)	(22)	19	70	(86)	(16)	59	—	43
Disposal of subsidiaries	—	—	—	—	—	—	—	—	—	(20)	(2,152)	(2,172)
Amounts written-off	(1,135)	(349)	(9)	(49)	(48)	(547)	(2,137)	(87)	(2,224)	(3,818)	—	(6,042)
Recoveries of amounts previously written-off	128	8	—	1	1	72	210	3	213	198	—	411
Charged to the income statement												
- continuing operations	1,160	761	18	8	1,161	483	3,591	146	3,737	5,407	—	9,144
- discontinued operations	—	—	—	—	—	—	—	—	—	—	42	42
Unwind of discount	(89)	(30)	(2)	—	(70)	—	(191)	(6)	(197)	(258)	—	(455)
At 31 December	2,741	1,732	66	147	1,633	505	6,824	1,042	7,866	10,316	—	18,182
Individually assessed												
- banks	—	—	2	7	—	—	9	117	126	1	—	127
- customers	—	546	57	111	502	56	1,272	676	1,948	8,161	—	10,109
Collectively assessed	2,526	689	—	14	733	177	4,139	—	4,139	1,157	—	5,296
Latent	215	497	7	15	398	272	1,404	249	1,653	997	—	2,650
	2,741	1,732	66	147	1,633	505	6,824	1,042	7,866	10,316	—	18,182
2009												
At 1 January	2,086	696	34	43	491	298	3,648	621	4,269	5,182	1,565	11,016
Transfer to disposal groups	—	—	—	—	—	—	—	(16)	(16)	(305)	(3)	(324)
Currency translation and other adjustments	67	5	1	128	(109)	(34)	58	365	423	(851)	(102)	(530)
Disposal of subsidiaries	—	—	—	—	—	—	—	(62)	(62)	(3)	—	(65)
Amounts written-off	(1,150)	(352)	(12)	(23)	(34)	(546)	(2,117)	(169)	(2,286)	(4,192)	(461)	(6,939)
Recoveries of amounts previously written-off	97	20	—	2	1	58	178	11	189	136	74	399
Charged to the income statement												
- continuing operations	1,679	923	33	39	649	702	4,025	542	4,567	8,523	—	13,090
- discontinued operations	—	—	—	—	—	—	—	—	—	—	1,044	1,044
Unwind of discount	(102)	(21)	(1)	—	(36)	—	(160)	(3)	(163)	(238)	(7)	(408)
At 31 December	2,677	1,271	55	189	962	478	5,632	1,289	6,921	8,252	2,110	17,283
Individually assessed												
- banks	—	—	2	8	—	—	10	125	135	22	—	157
- customers	—	205	44	156	280	14	699	573	1,272	6,229	1,295	8,796
Collectively assessed	2,475	475	—	17	412	130	3,509	—	3,509	1,266	479	5,254
Latent	202	591	9	8	270	334	1,414	591	2,005	735	336	3,076
	2,677	1,271	55	189	962	478	5,632	1,289	6,921	8,252	2,110	17,283

Notes:
(1) Global Transaction Services.
(2) Retail & Commercial.
(3) Global Banking & Markets.

Risk management: Credit risk continued

REIL, provisions and reserves continued

Analysis of loan impairment charge

The following table analyses impairment losses.

	2010 £m	2009 £m	2008 £m
Latent loss	(121)	1,184	769
Collectively assessed	3,070	3,994	2,391
Individually assessed	6,208	7,878	3,200
Loans to customers	9,157	13,056	6,360
Loans to banks	(13)	34	118
Securities	112	809	961
Charge to income statement	9,256	13,899	7,439
Charge relating to customer loans as a % of gross customer loans (1)	1.7%	2.3%	0.9%

Note:

(1) Gross of provisions and excluding reverse repurchase agreements and including gross loans relating to disposal groups.

	2010			2009			2008
	Core £m	Non-Core £m	Group £m	Core £m	Non-Core £m	Group £m	Group £m
Loan impairment losses							
- customers	3,742	5,415	9,157	4,555	8,501	13,056	6,360
- banks	(5)	(8)	(13)	12	22	34	118
	3,737	5,407	9,144	4,567	8,523	13,090	6,478
Impairment losses on securities							
- debt securities	40	41	81	98	503	601	858
- equity securities	4	27	31	13	195	208	103
	44	68	112	111	698	809	961
Charge to income statement	3,781	5,475	9,256	4,678	9,221	13,899	7,439

Key point

- Provisions are 3.44% of loans and advances at 31 December 2010, compared with 2.69% at 31 December 2009. Non-Core figures were 9.14% versus 5.79%.

Available-for-sale debt securities and related reserves

The table below analyses available-for-sale (AFS) debt securities by issuer and related AFS reserves, for countries exceeding £0.5 billion at any reporting date below, together with the total of those individually less than £0.5 billion.

	2010					2009				
	Government £m	ABS £m	Other £m	Total £m	AFS reserves £m	Government £m	ABS £m	Other £m	Total £m	AFS reserves £m
US	17,890	20,872	763	39,525	(116)	12,789	24,788	668	38,245	(302)
UK	8,377	4,002	2,284	14,663	(106)	18,350	4,372	3,267	25,989	(169)
Germany	10,653	1,360	535	12,548	(35)	12,283	1,036	406	13,725	(24)
Netherlands	3,469	6,773	713	10,955	(59)	4,329	7,522	1,558	13,409	(115)
France	5,912	575	900	7,387	33	6,456	543	812	7,811	9
Spain	88	6,773	169	7,030	(939)	162	8,070	355	8,587	(117)
Japan	4,354	—	82	4,436	—	1,426	—	100	1,526	(7)
Australia	—	486	1,586	2,072	(34)	—	581	1,213	1,794	(85)
Italy	906	243	24	1,173	(86)	1,007	380	72	1,459	(39)
Belgium	763	34	243	1,040	(34)	788	34	397	1,219	(24)
Hong Kong	905	—	8	913	—	975	—	—	975	—
Greece	895	—	—	895	(517)	1,389	—	—	1,389	(196)
Singapore	649	—	209	858	—	564	13	105	682	—
Switzerland	657	—	156	813	11	653	—	28	681	11
Denmark	629	—	172	801	2	659	—	256	915	2
South Korea	261	429	—	690	(2)	—	526	—	526	(3)
Republic of Ireland	104	177	408	689	(74)	150	529	319	998	(154)
India	548	—	139	687	2	480	—	—	480	3
Luxembourg	253	78	226	557	20	—	222	307	529	11
Austria	274	51	152	477	(20)	249	202	142	593	(17)
Portugal	92	106	43	241	(36)	552	125	45	722	(18)
Other (individually < £0.5 billion)	1,710	556	414	2,680	(71)	1,605	1,521	2	3,128	(654)
Group before RFS MI	59,389	42,515	9,226	111,130	(2,061)	64,866	50,464	10,052	125,382	(1,888)
RFS MI	—	—	—	—	—	12,689	580	4,647	17,916	170
Group	59,389	42,515	9,226	111,130	(2,061)	77,555	51,044	14,699	143,298	(1,718)

Key points

- Exposure to Spain reduced by £1.6 billion during 2010, largely in residential mortgage-backed covered bond exposures to financial institutions.
- Italian exposures declined by £0.3 billion during 2010 from a combination of reductions in corporate clients and financial institutions, primarily in GBM.
- The £500 million reductions in both Greek and Portuguese exposures primarily reflect disposals.

Risk management: Credit risk continued

REIL, provisions and reserves continued

Available-for-sale debt securities: gross unrealised losses

The table below shows the fair value of available-for-sale debt securities that were in an unrealised loss position at 31 December, and the related gross unrealised losses.

	Less than 12 months		More than 12 months		Total	
2010	Fair value £m	Gross unrealised losses £m	Fair value £m	Gross unrealised losses £m	Fair value £m	Gross unrealised losses £m
UK central and local government	716	10	—	—	716	10
US central and local government	51	1	4	—	55	1
Other central and local government	4,327	6	1,737	612	6,064	618
Banks and building societies	1,649	16	462	16	2,111	32
Asset backed securities	2,519	101	12,867	3,296	15,386	3,397
Corporate	204	4	108	32	312	36
Other	463	—	11	3	474	3
	9,929	138	15,189	3,959	25,118	4,097
2009						
UK central and local government	2,727	57	26	—	2,753	57
US central and local government	5,349	88	7	1	5,356	89
Other central and local government	5,863	203	391	6	6,254	209
Banks and building societies	8,421	56	827	6	9,248	62
Asset backed securities	3,185	983	23,832	2,330	27,017	3,313
Corporate	384	14	166	34	550	48
Other	710	3	16	3	726	6
Group before RFS MI	26,639	1,404	25,265	2,380	51,904	3,784
RFS MI	1,890	64	161	62	2,051	126
Group	28,529	1,468	25,426	2,442	53,955	3,910
2008						
US central and local government	260	3	4,770	163	5,030	166
Other central and local government	13,341	555	39	6	13,380	561
Banks and building societies	1,402	95	1,168	49	2,570	144
Asset backed securities	15,032	2,432	25,033	693	40,065	3,125
Corporate	618	267	2,325	136	2,943	403
Other	9	1	235	78	244	79
Group before RFS MI	30,662	3,353	33,570	1,125	64,232	4,478
RFS MI	4,598	3,303	6,032	49	10,630	3,352
Group	35,260	6,656	39,602	1,174	74,862	7,830

Market risk

All the disclosures in this section (pages 193 to 198) are audited unless indicated otherwise with an asterisk (*).

Market risk arises from changes in interest rates, foreign currency, credit spread, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This framework includes limits based on, but not limited to, value-at-risk (VaR), stress testing, positions and sensitivity analyses.

The majority of market risk exposure is in GBM and Non-Core. The Group is also exposed to market risk through interest rate risk on its non-trading activities. There are additional non-trading market risks in the Retail and Commercial businesses of the Group, principally interest rate risk and foreign exchange risk. These aspects are discussed in more detail in Balance sheet management - Interest rate risk on page 143 and structural foreign currency exposures on page 144.

Organisation and structure

The Executive Risk Forum approves market risk appetite for trading and non-trading activities. The Global Head of Market & Insurance Risk is responsible for the Group Market Risk Control Framework and under delegated authority from the Executive Risk Forum, sets a limit framework within the context of the approved market risk appetite, which is cascaded down through legal entity, division, business and desk level market risk limits.

A daily report summarises the Group's market risk exposures against agreed limits. This daily report is sent to the Head of Restructuring & Risk, Global Head of Market & Insurance Risk, business Chief Risk Officers and appropriate business Risk Managers.

The head of each business, assisted by the business risk management team, is accountable for all market risks associated with its activities. Oversight and support is provided to the business by the Global Head of Market & Insurance Risk, assisted by the Group and business Market Risk teams. The Global Market Risk Committee reviews and makes recommendations concerning the market risk profile across the Group, including risk appetite, limits and utilisation. The Committee meets monthly and is chaired by the Global Head of Market Risk & Insurance Risk. Attendees include respective business Risk Managers and Group Market Risk.

Risk measurement and control

At the Group level, the risk appetite is expressed in the form of a combination of VaR, sensitivity and stress testing limits. VaR is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group's VaR assumes a time horizon of one trading day and a confidence level of 99%. The Group's VaR model is based on a historical simulation model, utilising data from the previous two years.

The VaR model has been approved by the FSA to calculate regulatory capital for the trading book. The approval covers general market risk in interest rate, foreign exchange, equity and limited commodity products and specific risk in interest rate and equity products.

As the VaR model is an important market risk measurement and control tool and is used for determining a significant component of the market risk capital, it is regularly assessed. The main approach employed is the technique known as back-testing which counts the number of days when a loss (as defined by the FSA), exceeds the corresponding daily VaR estimate, measured at a 99% confidence interval. The FSA categorises a VaR model as green, amber or red. A green model is consistent with a good working model and is achieved for models that have four or less back-testing exceptions in a 12 month period. For the Group's trading book, a green model status was maintained throughout 2010.

The Group's VaR should be interpreted in light of the limitations of the methodology used, as follows:

- Historical Simulation VaR may not provide the best estimate of future market movements. It can only provide a prediction of the future based on events that occurred in the 500 trading day time series. Therefore, events that are more severe than those in the historical data series cannot be predicted.

- The use of a 99% confidence level does not reflect the extent of potential losses beyond that percentile.

- The use of a one-day time horizon will not fully capture the profit and loss implications of positions that cannot be liquidated or hedged within one day.

- The Group computes the VaR of trading portfolios at the close of business. Positions may change substantially during the course of the trading day and intra-day profit and losses will be incurred.

These limitations mean that the Group cannot guarantee that losses will not exceed the VaR.

A risk not in VaR framework has been developed to quantify those market risks not adequately captured by the market standard VaR methodology. Where risks are not included in the model, various non-VaR controls (for example, position monitoring, sensitivity limits, triggers or stress limits) are in place.

The Group undertakes daily stress testing to identify the potential losses in excess of VaR. Stress testing is used to calculate a range of trading book exposures which result from extreme market events. Stress testing measures the impact of exceptional changes in market rates and prices on the fair value of the Group's trading portfolios. The Group calculates historical stress tests and hypothetical stress tests.

Historical stress tests calculate the loss that would be generated if the market movements that occurred during historical market events were repeated. Hypothetical stress tests calculate the loss that would be generated if a specific set of adverse market movements were to occur.

Risk management: Market risk continued

Risk measurement and control continued

The Global Market Risk Stress Testing Committee reviews and discusses all matters relating to Market Risk Stress Testing. Stress test exposures are discussed with senior management and relevant information is reported to the Group Risk Committee, Executive Risk Forum and the Board. Breaches in the Group's market risk stress testing limits are monitored and reported.

In addition to VaR and stress testing, the Group calculates a wide range of sensitivity and position risk measures, for example interest rate ladders or option revaluation matrices. These measures provide valuable additional controls, often at individual desk or strategy level.

Model validation governance

Pricing models are developed and owned by the front office. Where pricing models are used as the basis of books and records valuations, they are all subject to independent review and sign-off. Models are assessed by the Group Model Product Review Committee (GMPRC) as having either immaterial or material model risk (valuation uncertainty arising from choice of modelling assumptions), the assessment being made on the basis of expert judgement. Those models assessed as having material model risk are prioritised for independent quantitative review. Independent quantitative review aims to quantify model risk (i.e. the impact of missing risk factors in the front office model or the possibility that we may be mismarking these products relative to other market participants who may be using an alternative model) by comparing model outputs against alternative independently developed models. The results of the independent quantitative review are used by Market Risk to inform risk limits and by Finance to inform reserves. Governance over this process is provided by GMPRC, a forum which brings together Front Office Quantitative Analysts, Market Risk, Finance and Quantitative Research Centre (QuaRC), Group Risk's independent quantitative model review function.

Risk (market risk, incremental default risk, counterparty credit risk) models are developed both within business units and by Group functions. Risk models are also subject to independent review and sign-off. Meetings are held with the FSA every quarter to discuss the traded market risk, including changes in models, management, back testing results, risks not included in the VaR framework and other model performance statistics.

As part of the ongoing review and analysis of the suitability of the VaR model, a methodology enhancement to the ABS VaR was approved and incorporated into the regulatory model in 2010. The credit crisis in 2007 - 2009 caused large price changes for some structured bonds and the spread based approach to calculating VaR for these instruments started to give inaccurate risk levels, particularly for bonds trading at a significant discount to par. The methodology enhancement harmonised the VaR approach in the US and Europe by replacing the absolute spread-based approach with a more reliable and granular relative price-based mapping scheme. The enhancement better reflects the risk in the context of position changes, downgrades and vintage as well as improving differentiation between prime, Alt-A and sub-prime exposures.

The VaR disclosure is broken down into trading and non-trading portfolios. Trading VaR relates to the main trading activities of the Group and non-trading reflects the risk associated with reclassified assets, money market business and the management of internal funds flow within the Group's businesses.

Traded portfolios

The primary focus of the Group's trading activities is to provide an extensive range of debt and equity financing, risk management and investment services to its customers, including major corporations and financial institutions around the world. The Group undertakes these activities organised along six principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit markets; and portfolio management & origination.

Financial instruments held in the Group's trading portfolios include, but are not limited to: debt securities, loans, deposits, equities, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options).

The Group participates in exchange traded and over-the-counter (OTC) derivatives markets. The Group buys and sells financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options. Holders of exchange traded instruments provide margin daily with cash or other security at the exchange, to which the holders look for ultimate settlement.

The Group also buys and sells financial instruments that are traded OTC, rather than on a recognised exchange. These instruments range from commoditised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the Group's customers. In many cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations.

Assets and liabilities in the trading book are measured at their fair value. Fair value is the amount at which the instrument could be exchanged in a current transaction between willing parties. The fair values are determined following IAS 39 guidance which requires banks to use quoted market prices or valuation techniques (models) that make the maximum use of observable inputs. When marking to market using a model, the valuation methodologies are reviewed and approved by the market risk function. Group Risk provides an independent evaluation of the model for transactions deemed by the Group Model Product Review Committee (GMPRC) to be large, complex and/or innovative. Any profits or losses on the revaluation of positions are recognised in the daily profit and loss.

The VaR for the Group's 2010 trading portfolios analysed by type of market risk exposure is shown below.

Daily VaR graph*


£ million
300
250
200
150
100
50
January
February
March
April
May
June
July
August
September
October
November
December
Interest rate
Credit spread
FX
Equity
Commodity
Total

The Group has disclosed separately the Counterparty Exposure Management (CEM) trading book exposure and the exposure of Core without CEM. CEM manages the OTC derivative counterparty credit risk on behalf of GBM, by actively controlling risk concentrations and reducing unwanted risk exposures. The hedging transactions CEM enters into are booked in the trading book, and therefore contribute to the market risk VaR exposure of the Group. The counterparty exposures themselves are not captured in VaR for regulatory capital. In the interest of transparency and to more properly represent the trading book exposure, CEM trading book exposure is disclosed separately.

The table below analyses the VaR for the Group's trading portfolios segregated by type of market risk exposure.

	2010				2009			
Trading VaR	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	51.6	57.0	83.0	32.5	57.0	50.5	112.8	28.1
Credit spread	166.3	133.4	243.2	110.2	148.3	174.8	231.2	65.9
Currency	17.9	14.8	28.0	8.4	17.9	20.7	35.8	9.2
Equity	9.5	10.9	17.9	2.7	13.0	13.1	23.2	2.7
Commodity	9.5	0.5	18.1	0.5	14.3	8.9	32.1	6.5
Diversification		(75.6)				(86.1)		
	168.5	141.0	252.1	103.0	155.2	181.9	229.0	76.8
Core (Total)	103.6	101.2	153.4	58.3	101.5	127.3	137.8	54.8
CEM	53.3	54.6	82.4	30.3	29.7	38.6	41.3	11.5
Core excluding CEM	82.8	78.7	108.7	53.6	86.7	97.4	128.5	54.9
Non-Core	105.7	101.4	169.4	63.2	86.3	84.8	162.1	29.3

*unaudited

Risk management: Market risk continued
Traded portfolios continued

Key points

- The Group's period end VaR reduced as the exceptional volatility of the market data from the period of the financial crisis dropped out of the 500 days of time series data used in the VaR calculation. The credit spread VaR was particularly impacted as a result of this effect.

- The Group's maximum and average credit and Non-Core VaR were higher in 2010 than in 2009 due to Non-Core exiting several highly structured positions which, due to their complexity and layering, required unwinding with different counterparties over different periods. The timing of the unwind led to an increased VaR, until the exit was completed in October and the VaR then reduced back to the levels held earlier in the year.

- CEM VaR was greater in 2010 than 2009 due to the novation of counterparty risk hedging trades from RBS N.V. to RBS plc. For RBS N.V. there is no local regulatory requirement for counterparty hedges to be included in VaR, as they are treated on a standardised basis but on novation to CEM in RBS plc, under UK regulatory requirements, the trades were captured by the VaR model resulting in an increase in VaR.

- CEM trading VaR also increased as a consequence of the implementation of a discounting approach based on the real funding cost for the collateralised derivatives.

- Commodity VaR decreased during the year since a significant part of the Group's interest in RBS Sempra Commodities JV was sold during the year.

GBM traded revenue*


2010
Number of trading days
40
35
30
25
20
15
10
5
0
4 3 2 4 9 13 21 25 27 22 37 20 16 13 10 5 4 5 2 1 3 2 1 1 2 1
(20)
(20)>< (15)
(15)>< (10)
(10)>< (5)
(5)>< 0
0>< 5
5>< 10
10>< 15
15>< 20
20>< 25
25>< 30
30>< 35
35>< 40
40>< 45
45>< 50
50>< 55
55>< 60
60>< 65
65>< 70
70>< 75
75>< 80
80>< 85
85>< 90
90>< 95
95>< 100
> 100
GBP £m
2009
Number of trading days
40
35
30
25
20
15
10
5
0
2 2 3 2 7 11 19 13 20 11 26 18 22 17 13 9 7 9 9 4 6 3 2 3 3 12
(20)
(20)>< (15)
(15)>< (10)
(10)>< (5)
(5)>< 0
0>< 5
5>< 10
10>< 15
15>< 20
20>< 25
25>< 30
30>< 35
35>< 40
40>< 45
45>< 50
50>< 55
55>< 60
60>< 65
65>< 70
70>< 75
75>< 80
80>< 85
85>< 90
90>< 95
95>< 100
> 100
GBP £m

Key points*

- The average daily revenue earned from GBM's trading, balance sheet management and other trading activities in 2010 was £25.4 million compared with £37.8 million in 2009. The standard deviation of these daily revenues was £22.0 million compared with £32.3 million in 2009. The standard deviation measures the variation of daily revenues about the mean value of those revenues.

- An analysis of the frequency distribution of daily revenue shows that there were 22 days with negative revenue during 2010 compared with 16 days in 2009. The most frequent result is daily revenue of between £25 million and £30 million with 37 occurrences in 2010 compared with 26 occurrences in 2009.

- The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the days in the month in question.

- The graph of daily revenues for 2010 shows a narrower distribution of revenues compared with 2009.

* unaudited

Non-traded portfolios

VaR is not always the most appropriate measure of risk for assets in the non-trading book, particularly for those in Non-Core which will diminish over time as the asset inventory is sold down.

In order to better represent the risk of the non-traded portfolios, the table below analyses the VaR for the non-trading portfolios but excludes Structured Credit Portfolios (SCP) in Non-Core. These assets are shown separately on a drawn notional and fair value basis by maturity profile and asset class and are managed on both an asset and RWA basis.

Also excluded from the non-traded VaR are the loans and receivables products that are managed within the credit risk management framework. The 2009 and 2010 VaR data below is shown on this basis; however the VaR data for the 2008 period could not be recalculated excluding the SCP and LAR portfolios mentioned above due to data and system constraints.

The table below analyses the risk for the Group's non-trading portfolios.

	2010				2009			
Non-trading VaR	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Interest rate	8.7	10.4	20.5	4.4	13.0	13.9	26.3	7.7
Credit spread	32.0	16.1	101.2	15.4	81.7	100.3	131.5	39.7
Currency	2.1	3.0	7.6	0.3	1.4	0.6	7.0	0.2
Equity	1.2	3.1	4.6	0.2	3.3	2.2	5.8	1.6
Diversification		(15.9)				(20.4)		
	30.9	16.7	98.0	13.7	80.4	96.6	126.9	46.8
Core	30.5	15.6	98.1	12.8	78.4	95.9	126.9	46.8
Non-Core	1.3	2.8	4.1	0.2	3.5	1.9	16.9	—

Key points

- The non-traded credit spread, Core and total VaR have decreased significantly due to the implementation of the relative price-based mapping scheme in the VaR methodology discussed above and the sales of available-for-sale securities in the US mortgage business.

- The business model for the US mortgage business has focussed its activity on client facilitation flow trading during 2010. This has encompassed the disposal of a large portfolio of illiquid available-for-sale securities that were sold throughout the year, resulting in the non-traded VaR reducing. In parallel, the risk management of the business has been significantly enhanced to ensure that the business remains focussed on client facilitation flow trading of liquid assets. Tools have been implemented to monitor the liquidity of trading volumes, asset aged inventory controls have been tightened and granular asset concentration risk limits imposed, to complement the existing VaR and stress testing market risk frameworks.

Risk management: Market risk continued

Structured Credit Portfolios

	Drawn notional					Fair value				
2010	CDOs £m	CLOs £m	MBS (1) £m	Other ABS £m	Total £m	CDOs £m	CLOs £m	MBS (1) £m	Other ABS £m	Total £m
1-2 years	—	—	—	47	47	—	—	—	42	42
2-3 years	85	19	44	98	246	81	18	37	91	227
3-4 years	—	41	20	205	266	—	37	19	191	247
4-5 years	16	—	—	—	16	15	—	—	—	15
5-10 years	98	466	311	437	1,312	87	422	220	384	1,113
>10 years	412	663	584	550	2,209	161	515	397	367	1,440
	611	1,189	959	1,337	4,096	344	992	673	1,075	3,084
2009										
1-2 years	—	—	—	81	81	—	—	—	68	68
2-3 years	40	—	—	19	59	24	—	—	18	42
3-4 years	19	18	42	99	178	16	17	31	76	140
4-5 years	17	47	36	332	432	3	41	29	275	348
5-10 years	107	685	424	521	1,737	90	594	251	394	1,329
>10 years	594	1,114	820	573	3,101	193	896	468	325	1,882
	777	1,864	1,322	1,625	5,588	326	1,548	779	1,156	3,809

Note:

(1) Mortgage-backed securities (MBS) include sub-prime residential mortgage-backed securities with a notional amount of £471 million (2009 - £682 million) and a fair value of £329 million (2009 - £415 million), all with residual maturities of greater than 10 years.

The SCP are within Non-Core. The risk on this portfolio is not measured or disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio comprising of illiquid debt securities. The main driver of the reduction in drawn notional is the asset sales from a portfolio within an unwound securitisation arbitrage conduit. The impact of disposals on portfolio fair value has been partially offset by an increase in residual average price to 75% (2009 - 68%).

All the disclosures in this section (pages 199 to 203) are unaudited and are marked with an asterisk (*).

Insurance risk*

Insurance risk arises through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting. Insurance risk is managed in four distinct ways:

- underwriting and pricing risk management is managed through the use of underwriting guidelines which detail the class, nature and type of business that may be accepted, pricing policies by product line and brand, and centralised control of wordings and any subsequent changes;
- claims risk management is handled using a range of automated controls and manual processes;
- reserving risk management is applied to ensure that sufficient funds have been retained to handle and pay claims as the amounts fall due, both in relation to those claims which have already occurred or will occur in future periods of insurance. Reserving risk is managed through the detailed analysis of historical and industry claims data and robust control procedures around reserving models; and
- reinsurance risk management is used to protect against adverse claims experience on business which exceeds internal risk appetite. The Group uses various types of reinsurance to transfer risk that is outside the Group's risk appetite, including individual risk excess of loss reinsurance, catastrophe excess of loss reinsurance and quota share reinsurance.

Overall, insurance risk is predictable over time, given the large volumes of data. However, uncertainty does exist, especially around predictions such as the variations in weather for example. Risk is minimised through the application of documented insurance risk policies, coupled with risk governance frameworks and the purchase of reinsurance.

The Group underwrites retail and SME insurance with a focus on high volume, relatively straightforward products. The key insurance risks are as follows:

- motor insurance contracts (private and commercial): claims experience varies due to a range of factors, including age, gender and driving experience together with the type of vehicle and location;
- property insurance contracts (residential and commercial): the major causes of claims for property insurance are weather (flood, storm), theft, fire, subsidence and various types of accidental damage; and
- other commercial insurance contracts: risk arises from business interruption and loss arising from the negligence of the insured (liability insurance).

Most general insurance contracts are written on an annual basis, which means that the Group's liability extends for a twelve month period, after which the Group is entitled to decline to renew the policy or can impose renewal terms by amending the premium, terms and conditions.
An analysis of gross and net insurance claims can be found in the notes on the financial statements (see page 347).

Operational risk*

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Operational risk is an integral and unavoidable part of the Group's business as it is inherent in the processes it operates in to provide services to customers and generate profit for shareholders. An objective of operational risk management is not to remove operational risk altogether, but to manage the risk to an acceptable level, taking into account the cost of minimising the risk as against the resultant reduction in exposure. Strategies to manage operational risk include avoidance, transfer, acceptance and mitigation by controls.

Group Policy Framework (GPF)

The GPF supports a consistent approach to how we do business and helps everyone understand their individual and collective responsibilities. It is a core component of the Group's Risk Appetite Framework; it supports the risk appetite setting process, and also underpins the control environment.

Work to design, implement and embed an enhanced GPF has continued throughout 2010 and will extend into 2011. The Group's plans for ongoing development of GPF will support increased consistency in risk appetite setting across all risk types faced by the Group, including alignment to the Group's strategic business and risk objectives. The Group will use relevant external reference points such as peers and rating agencies to challenge and verify the content of the Policy Standards making up GPF.

Appropriate and effectively implemented Policy Standards are a fundamental component of GPF and support attainment and maintenance of an 'upper quartile' control framework as compared against the Group's relevant peer set.

The GPF requires consideration and agreement through Group governance of the level of risk appetite we have and how this is justifiable in the context of our strategic objectives.

There will be ongoing reassessment of risks, risk appetite and controls within the GPF and where appropriate, potential issues will be identified and addressed to ensure the Group moves in line with the set objectives and remains constantly aligned with the 'upper quartile' objective and market practice at all times.

* unaudited

Risk management: Operational risk* continued

Through the three lines of defence model the Group obtains assurance that the standards in the GPF are being adhered to. GPF defines requirements for testing and gathering evidence which demonstrates that each division and function is appropriately controlled.

GPF is owned and managed by the Group's operational risk function and relies upon the operational risk framework for effective implementation and ongoing maintenance.

Three lines of defence model

To ensure appropriate responsibility is allocated for the management, reporting and escalation of operational risk, the Group operates a three lines of defence model which outlines principles for the roles, responsibilities and accountabilities for operational risk management.

1st line of defence The business	2nd line of defence Operational risk	3rd line of defence Group Internal Audit
Accountable for the ownership and day-to-day management and control of operational risk. Responsible for implementing processes in compliance with Group policies. Responsible for testing key controls and monitoring compliance with Group policies.	Responsible for the implementation and maintenance of the operational risk framework, tools and methodologies. Responsible for oversight and challenge on the adequacy of the risk and control processes operating in the business.	Responsible for providing independent assurance on the design, adequacy and effectiveness of the Group's system of internal controls.

The Group's Operational Risk Policy Standards (ORPS) are incorporated in the GPF. They provide the direction for delivering effective operational risk management and are designed to enable the consistent identification, assessment, management, monitoring and reporting of operational risk across the Group.

The three lines of defence model and the ORPS apply throughout the Group and are implemented taking into account the nature and scale of the underlying business. The following key operational risk management techniques are included in the ORPS;

- *Risk and control assessments:* business units identify and assess operational risks to ensure that they are effectively managed, prioritised, documented and aligned to risk appetite;

- *Scenario analysis:* scenarios for operational risk are used to assess the possible impact of extreme but plausible operational risk loss events. Scenario assessments provide a forward looking basis for managing exposures that are beyond the Group's risk appetite;

- *Loss data management:* each business unit's internal loss data management process captures all operational risk loss events above certain minimum thresholds. The data is used to enhance the adequacy and effectiveness of controls, identify opportunities to prevent or reduce the impact of recurrence, identify emerging themes, enable formal loss event reporting and inform risk and control assessments and scenario analysis. Escalation of individual events to senior management is determined by the seriousness of the event. Operational loss events are categorised under the following headings:

  - clients, products and business practices;
  - technology and infrastructure failures;
  - employment practices and workplace safety;
  - internal fraud;
  - external fraud;
  - execution, delivery and process management;
  - malicious damage; and
  - disaster and public safety.

- *New product approval process:* this process ensures that all new products or significant variations to existing products are subject to a comprehensive risk assessment. Products are evaluated and approved by specialist areas and are subject to executive approval prior to launch; and

- *Self certification process:* this requires management to monitor and report regularly on the internal control framework for which they are responsible, confirming its adequacy and effectiveness. This includes certifying compliance with the requirements of Group policies.

Each business unit must manage its operational risk exposure within an acceptable level, testing the adequacy and effectiveness of controls and other risk mitigants (for example, insurance) regularly and documenting the results. Where unacceptable control weaknesses are identified, action plans must be produced and tracked to completion. The Group purchases insurance to provide the business with financial protection against specific losses and to comply with statutory or contractual requirements. Insurance is used as a risk mitigation tool in controlling the Group's exposures providing protection against financial loss once a risk has crystallised.

* unaudited

Operational risk metrics

Reporting forms an integral part of operational risk management. The Group's risk management processes are designed to ensure that issues are identified, escalated and managed on a timely basis. Exposures for each division are reported through monthly risk and control reports, which provide details on the risk exposures and action plans. Events that have a material, actual or potential impact on the Group's finances, reputation or customers, are escalated and reported to divisional and Group executives.

Operational risk events (greater than £10,000) by event category - % of total events by count.

The chart below shows as at 31 December 2010, execution, delivery and process management, together with external fraud, continued to account for circa 90% of losses by count during 2010.


50%
40%
30%
20%
10%
% of 2009 loss events (counts)
% of 2010 loss events (counts)
Clients, product and business practices
Disasters and public safety
Employment practices and workplace safety
Execution, delivery and process management
External fraud
Internal fraud
Malicious damage
Technology and infrastructure failures

The charts below show a similar distribution of losses by value across the risk categories, captured at the date the event occurred and updated as losses crystallise.


2010
2009
Clients, products and business practices
Execution, delivery, and process management
External fraud
Other

Note:
(1) Work continued throughout 2010 to ensure the treatment, capture and recording of losses in RBS N.V. mirrored the RBS group approach. This has resulted in a small movement in the 2009 metrics recorded in this report compared to those recorded last year.

A high proportion of the Group's operational risk events have a low financial cost associated with them and a very small proportion of operational risk events have a material impact. In 2010, 96% of reported operational losses had a value of £100,000 or less (2009 - 95%), but accounted for 33% of the overall impact (2009 - 18%). In contrast, 0.3% of the operational risk events had a value of £1 million or greater (2009 - 1%), but accounted for 35% of the overall impact (2009 - 61%).

Fraud prevention

Fraud remains a big challenge to the Group, and the rest of the financial services industry. The Group continues to respond to this threat, continually investing in people and processes for both detective and preventative measures, especially in relation to the impact of organised crime against the Group. The Group's key strategic programmes continue to focus on solutions for payment fraud, ATM security, identification of counterfeit documentation and online banking protection for the Group's customers. The Group's investments have resulted in multi-million pound savings and, through close working ties with law enforcement agencies, handing down of significant custodial sentences.

Risk management: Operational risk* continued

Physical security

The Group continues to implement strong security measures to ensure the safety of staff, the Group's customers and businesses from physical harm. Against an ever changing threat environment, these measures are kept under constant review and adapted accordingly. The past year has seen protests groups continue to target the Group (most notably Climate Camp in August 2010); robust processes are in place to ensure the safety of customers and staff during these demonstrations. The Group also continues to mitigate against the threat posed by international related terrorism.

Information security

The Group is committed to protecting customer, employee and Group information with regard to the loss of confidentiality, integrity and availability. This extends to all physical and electronic information. All employees and related third parties of the Group are responsible for the protection of Group assets, systems and information. All customer information is treated as confidential and appropriate security is applied to protect the information. Additionally, the Group's information security policy is reviewed regularly and includes processes for managing and monitoring compliance with the policy. The same standards apply to information controlled by the Group or managed by authorised third parties.

The Group continues to invest in programmes to enhance and maintain information security controls and systems. For example, during 2010 the Group have risk assessed the externally facing websites and penetration tested those websites that contain confidential, high-risk Group data and established an assurance team to implement an ongoing programme of third party reviews.

Business continuity

The need to ensure the continuity of business across the Group and the management of crisis situations is a key activity within the risk function. Key risks and threats that the Group is consistently monitoring from a business continuity perspective include pandemics, terrorism, environmental impacts and technology disruptions. Business continuity plans are in place to ensure that the Group can continue key products, services, and operations. A consistent crisis management framework has been developed that includes a six step methodology and allows incidents to be managed and resolved through skilled global teams.

All business continuity plans, related activities and systems are tested annually. The plan data is validated every 6 months and where the impact on business is high, the validation frequency is increased to every 3 months.

Regulatory risk*

Regulatory risk arises from the non-adherence to international and national rules and regulations. The Group manages regulatory risk through a regulatory risk and compliance framework that seeks to ensure the Group is in compliance with all banking, securities, insurance and anti-money laundering regulations defined by more than 120 different regulatory bodies and central banks across the world. This framework comprises global regulatory risk policies, tracking of regulatory developments, training and awareness, assurance and monitoring and regulatory relationship management.

* unaudited

Global regulatory risk policies

Within the Group Policy Framework (GPF), regulatory risk and compliance policies define minimum standards for all businesses to adhere to on a global basis. These policies are primarily driven by the rules and regulations set by the FSA as the Group's lead regulator. These global minimum standards are supplemented by division specific policies where appropriate (product specific or local market specific requirements).

Regulatory developments

Regulatory environments are constantly evolving and it is critical that the Group both understands early on the drivers for this change and be able to assess the potential impact of prospective rules and regulations on the different businesses. The regulatory developments tracker seeks to identify, track and monitor all such material changes and ensure that an appointed senior executive is responsible for assessing the potential impacts on the Group's business. Such activity supports both effective engagement in the regulatory consultation process, and planning for the introduction of new or changed rules and regulations.

During the last 12 months the Group has experienced unprecedented levels of prospective rules and regulations particularly in the area of prudential regulation (capital, liquidity, governance and risk management), and to the treatment of systemically important entities, in particular through initiatives on recovery and resolution plans ('living wills') - see page 398 for regulatory developments and reviews.

Training and awareness

Maintaining compliance with existing rules and regulations requires a continued investment in professional training and maintaining risk awareness. The group undertakes extensive training both with group wide learning initiatives (e.g. anti-money laundering) as well as divisional or product specific training. To support the professional development of the Group's regulatory risk staff the Group has a comprehensive progressive training programme that is deployed on a global basis.

Assurance and monitoring

Assurance and monitoring activities are key to ensuring that the Group can demonstrate ongoing compliance with existing rules and regulations. Such activities are conducted in both the first line and second line of defence. Work to design, implement and embed enhanced monitoring tools was undertaken in 2010 and will continue into 2011.

Regulatory relationship management

The Group is committed to working with its regulators in an open and constructive way as it deals with both the evolution of regulatory frameworks as well as the ongoing compliance to existing rules and regulations. The regulatory relationship management tool is used to track, record, monitor and report on all material regulatory engagement to ensure that activities remain co-ordinated across the Group - see page 397 for a description of the key regulatory and supervisory bodies with which the Group engages.

Reputation risk*

Reputation risk is defined as the potential loss in reputation that could lead to negative publicity, loss of revenue, costly litigation, a decline in the customer base or the exit of key Group employees.

Reputation risk can arise from actions taken by the Group or a failure to take action, such as failing to assess the environmental, social or ethical impacts of clients or projects that the Group has provided products or services to.

The Group seeks to safeguard its reputation by considering the impact on the value of its franchise from how it conducts business, its choice of customers and the way stakeholders view the Group. Managing the Group's reputation is the joint responsibility of all employees, and reputational considerations should, as part of standard practice, be integrated into the Group's day-to-day decision making structures.

Currently the Group manages reputational risk through a number of functions, such as divisions, Group Communications, Group Sustainability and an Environmental, Social and Ethical (ESE) risk management function. The latter function is responsible for assessing ESE risks associated with business engagements and business divisions.

The Board has ultimate responsibility for managing any impact on the reputation of the Group arising from its operations. The Group Sustainability Committee (established at the beginning of 2010) sets the overall strategy and approach for the management of Group sustainability, however all parts of the Group take responsibility for reputation management.

The risk is viewed as material given the central nature of the Group's market reputation in the strategic risk objectives.

Pension risk*

The Group is exposed to risk from its defined benefit pension schemes to the extent that the assets of the schemes do not fully match the timing and amount of the schemes' liabilities. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in legislation. The Group is exposed to the risk that the market value of the schemes' assets, together with future returns and any additional future contributions could be considered insufficient to meet the liabilities as they fall due. In such circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes.

The RBS Group Pension Fund ("Main scheme") is the largest of the schemes and the main source of pension risk. The Main scheme operates under a trust deed under which the corporate trustee, RBS Pension Trustees Limited, is a wholly owned subsidiary of The Royal Bank of Scotland plc and the trustee board comprises six directors selected by the Group and four directors nominated by members.

The trustee is solely responsible for the investment of the schemes assets which are held separately from the assets of the Group. The Group and the trustee must agree on the investment principles and the funding plan.

In October 2006, the Main scheme was closed to new employees. In November 2009, the Group confirmed that it was making changes to the Main scheme and a number of other defined benefit schemes including the introduction of a limit of 2% per annum (or Consumer Price Indices (CPI) inflation, if lower) to the amount of any salary increase that will count for pensionable purposes.

Risk appetite and investment policy are agreed by the trustee with quantitative and qualitative input from the scheme actuaries and investment advisers. The trustee also consults with the Group to obtain its view on the appropriate level of risk within the pension fund.

The Group maintains an independent review of risk within its pension funds. The Group Risk Committee now monitors pension obligation risk on an ongoing basis with a monthly report illustrating the funding positions and key sensitivities of the Group's pension schemes. Additionally, as part of the Internal Capital Adequacy Assessment Process (ICAAP) process, the change in asset and liability values is modelled over a twelve-month time horizon under a stressed scenario.

The funding valuation of the Main scheme at 31 March 2010 is currently in progress. Further details are given in Note 4 on the accounts.

The Main scheme, which represents 84% of plan assets at 31 December 2010, is invested in a diversified portfolio of quoted and private equity, government and corporate fixed interest and index-linked bonds, and other assets including property and hedge funds. The trustee has taken measures to partially mitigate inflation and interest rate risks both by investment in suitable physical assets and by entering into inflation and interest rate swaps. The Main scheme has an additional exposure to rewarded risk by investing in equity futures.

The table below shows the impact on the Main schemes assets and liabilities (measured according to IAS 19 'Employee Benefits') of changes in interest rates and equity values at the year end, taking account of the current asset allocation and hedging arrangements.

	Change in value of assets £m	Change in value of liabilities £m	Decrease/ (increase) in net pension obligations £m
As at 31 December 2010			
Fall in nominal swap yields of 0.25% at all durations with no change in credit spreads	422	193	229
Fall in real swap yields of 0.25% at all durations with no change in credit spreads	355	799	(444)
Fall in credit spreads of 0.25% at all durations with no change in nominal or real swap yields	98	1,005	(907)
Fall in equity values of 10%	(1,083)	—	(1,083)

Risk management: Other risk exposures

All the disclosures in this section (pages 204 to 220) are audited unless otherwise indicated with an asterisk (*).

Explanatory note

These disclosures provide information on certain elements of the Group's credit market activities, the majority of which are in Non-Core and, to a lesser extent, Global Banking & Markets, US Retail & Commercial and Group Treasury. For credit valuation adjustments (CVA), leveraged finance and conduits disclosures, the information presented has been analysed between the Group's Core and Non-Core businesses.

Definitions of acronyms used in this section can be found in the Glossary on pages 434 to 439.

Asset-backed securities

The Group structures, originates, distributes and trades debt in the form of loan, bond and derivative instruments in all major currencies and debt capital markets in North America, Western Europe, Asia and major emerging markets. The carrying value of the Group's debt securities is detailed below.

		2009		2008	
	2010 Group £bn	Group before RFS MI £bn	Group £bn	Group before RFS MI £bn	Group £bn
Securities issued by central and local governments	124.0	134.1	146.9	95.1	105.8
Asset-backed securities	70.8	87.6	88.1	111.1	111.1
Securities issued by corporates and other entities	9.7	13.4	14.4	24.3	26.2
Securities issued by banks and building societies	13.0	14.0	17.8	22.7	24.4
	217.5	249.1	267.2	253.2	267.5

The Group's credit market activities gave rise to risk concentrations in asset-backed securities (ABS). The Group has exposures to ABS which are predominantly debt securities, but can also be held in derivative form. ABS have an interest in an underlying pool of referenced assets. The risks and rewards of the referenced pool are passed onto investors by the issue of securities with varying seniority, by a special purpose entity.

Debt securities include residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and other ABS. In many cases the risk associated with these assets is hedged by way of credit derivative protection, purchased over the specific asset or relevant ABS indices. The counterparty to some of these hedge transactions are monoline insurers.

The following tables summarise the gross and net exposures and carrying values of these securities by geography of the underlying assets at 31 December 2010, 2009 and 2008. Gross exposures represent the principal amounts relating to ABS. G10 government RMBS comprises securities that are: (a) guaranteed or effectively guaranteed by the US government, by way of its support for US federal agencies and government sponsored enterprises or (b) guaranteed by the Dutch government. Net exposures represent the carrying value after taking account of the hedge protection purchased from monoline insurers and other counterparties, but exclude the effect of counterparty credit valuation adjustments. The hedge provides credit protection of both principal and interest cash flows in the event of default by the counterparty. The value of this protection is based on the underlying instrument being protected. The tables at 31 December 2009 exclude RMBS covered bonds in RFS MI, comprising gross exposure - £558 million, carrying value - £579 million, and net exposure - £579 million.

Asset-backed securities by product, geography and measurement classification

2010	US £m	UK £m	Other Europe £m	RoW (2) £m	Total £m	FVTPL (1) HFT (3) £m	FVTPL (1) DFV (4) £m	AFS (5) £m	LAR (6) £m
Gross exposure									
RMBS: G10 government	24,207	16	6,422	—	30,645	13,840	—	16,805	—
RMBS: covered bond	138	208	8,525	—	8,871	—	—	8,871	—
RMBS: prime	1,784	3,385	1,118	192	6,479	1,605	1	4,749	124
RMBS: non-conforming	1,249	2,107	92	—	3,448	708	—	1,313	1,427
RMBS: sub-prime	792	365	139	221	1,517	819	—	496	202
CMBS	3,086	1,451	912	45	5,494	2,646	120	1,409	1,319
CDOs	12,156	128	453	—	12,737	7,951	—	4,687	99
CLOs	6,038	134	879	9	7,060	1,062	—	5,572	426
Other ABS	3,104	1,144	2,871	1,705	8,824	1,533	—	4,523	2,768
	52,554	8,938	21,411	2,172	85,075	30,164	121	48,425	6,365
Carrying value									
RMBS: G10 government	24,390	16	5,958	—	30,364	13,765	—	16,599	—
RMBS: covered bond	142	208	7,522	—	7,872	—	—	7,872	—
RMBS: prime	1,624	3,000	931	192	5,747	1,384	1	4,249	113
RMBS: non-conforming	1,084	1,959	92	—	3,135	605	—	1,102	1,428
RMBS: sub-prime	638	255	120	205	1,218	681	—	344	193
CMBS	2,936	1,338	638	38	4,950	2,262	118	1,281	1,289
CDOs	3,135	69	254	—	3,458	1,341	—	2,021	96
CLOs	5,334	102	635	3	6,074	691	—	4,958	425
Other ABS	2,780	945	2,615	1,667	8,007	1,259	—	4,089	2,659
	42,063	7,892	18,765	2,105	70,825	21,988	119	42,515	6,203
Net exposure									
RMBS: G10 government	24,390	16	5,958	—	30,364	13,765	—	16,599	—
RMBS: covered bond	142	208	7,522	—	7,872	—	—	7,872	—
RMBS: prime	1,523	2,948	596	192	5,259	897	1	4,248	113
RMBS: non-conforming	1,081	1,959	92	—	3,132	602	—	1,102	1,428
RMBS: sub-prime	289	253	112	176	830	305	—	332	193
CMBS	1,823	1,336	458	38	3,655	1,188	10	1,230	1,227
CDOs	1,085	39	245	—	1,369	743	—	530	96
CLOs	1,387	102	629	1	2,119	673	—	1,021	425
Other ABS	2,293	748	2,609	1,659	7,309	690	—	4,081	2,538
	34,013	7,609	18,221	2,066	61,909	18,863	11	37,015	6,020

For notes to this table refer to page 207.

Risk management: Other risk exposures continued

Asset-backed securities by product, geography and measurement classification continued

2009	US £m	UK £m	Other Europe £m	RoW (2) £m	Total £m	FVTPL (1) HFT (3) £m	FVTPL (1) DFV (4) £m	AFS (5) £m	LAR (6) £m
Gross exposure									
RMBS: G10 government	26,644	17	7,016	94	33,771	13,536	—	20,235	—
RMBS: covered bond	49	297	9,019	—	9,365	—	—	9,365	—
RMBS: prime	2,965	5,276	4,567	222	13,030	6,274	147	5,761	848
RMBS: non-conforming	1,341	2,138	128	—	3,607	635	—	1,498	1,474
RMBS: sub-prime	1,668	724	195	561	3,148	1,632	17	1,020	479
CMBS	3,422	1,781	1,420	75	6,698	2,936	209	1,842	1,711
CDOs	12,382	329	571	27	13,309	9,080	1	3,923	305
CLOs	9,092	166	2,169	1,173	12,600	5,346	—	6,581	673
Other ABS	3,587	1,980	5,031	1,569	12,167	2,912	18	5,252	3,985
	61,150	12,708	30,116	3,721	107,695	42,351	392	55,477	9,475
Carrying value									
RMBS: G10 government	26,984	17	6,870	33	33,904	13,397	—	20,507	—
RMBS: covered bond	50	288	8,734	—	9,072	—	—	9,072	—
RMBS: prime	2,696	4,583	4,009	212	11,500	5,133	141	5,643	583
RMBS: non-conforming	958	1,957	128	—	3,043	389	—	1,180	1,474
RMBS: sub-prime	977	314	146	387	1,824	779	17	704	324
CMBS	3,237	1,305	924	43	5,509	2,279	216	1,637	1,377
CDOs	3,275	166	400	27	3,868	2,064	1	1,600	203
CLOs	6,736	112	1,469	999	9,316	3,296	—	5,500	520
Other ABS	2,886	1,124	4,369	1,187	9,566	1,483	19	4,621	3,443
	47,799	9,866	27,049	2,888	87,602	28,820	394	50,464	7,924
Net exposure									
RMBS: G10 government	26,984	17	6,870	33	33,904	13,397	—	20,507	—
RMBS: covered bond	50	288	8,734	—	9,072	—	—	9,072	—
RMBS: prime	2,436	3,747	3,018	172	9,373	3,167	142	5,480	584
RMBS: non-conforming	948	1,957	128	—	3,033	379	—	1,180	1,474
RMBS: sub-prime	565	305	137	290	1,297	529	17	427	324
CMBS	2,245	1,228	595	399	4,467	1,331	203	1,556	1,377
CDOs	743	124	382	26	1,275	521	1	550	203
CLOs	1,636	86	1,104	39	2,865	673	—	1,672	520
Other ABS	2,117	839	4,331	1,145	8,432	483	19	4,621	3,309
	37,724	8,591	25,299	2,104	73,718	20,480	382	45,065	7,791

For notes to this table refer to page 207.

2008	US £m	UK £m	Other Europe £m	RoW (2) £m	Total £m	FVTPL (1) HFT (3) £m	FVTPL (1) DFV (4) £m	AFS (5) £m	LAR (6) £m
Carrying value									
RMBS: G10 government	33,464	25	7,642	46	41,177	18,631	—	22,546	—
RMBS: covered bond	44	296	10,040	—	10,380	—	—	10,380	—
RMBS: prime	5,623	4,754	6,154	246	16,777	7,272	166	8,769	570
RMBS: non-conforming	1,111	2,906	—	—	4,017	352	—	2,183	1,482
RMBS: sub-prime	1,824	445	439	381	3,089	1,594	16	913	566
CMBS	2,145	1,395	1,646	141	5,327	2,751	13	1,126	1,437
CDOs	8,275	259	441	45	9,020	4,389	—	4,280	351
CLOs	6,428	329	2,605	255	9,617	3,385	—	5,299	933
Other ABS	3,582	1,622	5,098	1,437	11,739	1,505	41	6,571	3,622
	62,496	12,031	34,065	2,551	111,143	39,879	236	62,067	8,961
Net exposure									
RMBS: G10 government	33,464	25	7,642	46	41,177	18,631	—	22,546	—
RMBS: covered bond	44	296	10,040	—	10,380	—	—	10,380	—
RMBS: prime	5,548	3,667	5,212	215	14,642	5,138	166	8,768	570
RMBS: non-conforming	1,106	2,906	—	—	4,012	346	—	2,184	1,482
RMBS: sub-prime	358	408	380	313	1,459	346	16	571	526
CMBS	1,147	1,225	1,095	79	3,546	1,178	13	918	1,437
CDOs	2,402	127	311	—	2,840	1,618	—	873	349
CLOs	874	259	2,139	171	3,443	845	—	1,665	933
Other ABS	3,507	1,367	4,299	1,256	10,429	196	40	6,572	3,621
	48,450	10,280	31,118	2,080	91,928	28,298	235	54,477	8,918

Notes:
(1) Fair value through profit or loss.
(2) Rest of the world.
(3) Held-for-trading.
(4) Designated as at fair value.
(5) Available-for-sale.
(6) Loans and receivables.

Risk management: Other risk exposures continued

The table below summarises the rating levels of ABS carrying values. Credit ratings are based on those from rating agencies Standard & Poor's (S&P), Moody's and Fitch and have been mapped onto the S&P scale.

2010	AAA £m	AA to AA+ £m	A to AA- £m	BBB- to A- £m	Non-investment grade £m	Unrated £m	Total £m
RMBS: G10 government	28,835	1,529	—	—	—	—	30,364
RMBS: covered bond	7,107	357	408	—	—	—	7,872
RMBS: prime	4,355	147	67	82	900	196	5,747
RMBS: non-conforming	1,754	144	60	316	809	52	3,135
RMBS: sub-prime	317	116	212	39	458	76	1,218
CMBS	2,789	392	973	500	296	—	4,950
CDOs	444	567	296	203	1,863	85	3,458
CLOs	2,490	1,786	343	527	332	596	6,074
Other ABS	3,144	1,297	885	1,718	265	698	8,007
	51,235	6,335	3,244	3,385	4,923	1,703	70,825
2009							
RMBS: G10 government	33,779	125	—	—	—	—	33,904
RMBS: covered bond	8,645	360	67	—	—	—	9,072
RMBS: prime	9,211	676	507	547	558	1	11,500
RMBS: non-conforming	1,981	197	109	160	594	2	3,043
RMBS: sub-prime	578	121	306	87	579	153	1,824
CMBS	3,441	599	1,022	298	147	2	5,509
CDOs	615	944	254	944	849	262	3,868
CLOs	2,718	4,365	607	260	636	730	9,316
Other ABS	4,099	1,555	1,014	1,947	152	799	9,566
	65,067	8,942	3,886	4,243	3,515	1,949	87,602
2008							
RMBS: G10 government	41,168			—	—	9	41,177
RMBS: covered bond	10,380			—	—	—	10,380
RMBS: prime	15,252			1,417	106	2	16,777
RMBS: non-conforming	3,532			337	146	2	4,017
RMBS: sub-prime	1,362			936	790	1	3,089
CMBS	3,702			1,586	38	1	5,327
CDOs	4,510			2,041	2,088	381	9,020
CLOs	7,299			1,601	268	449	9,617
Other ABS	6,649			3,519	242	1,329	11,739
	93,854	—	—	11,437	3,678	2,174	111,143

Key points

- Carrying values of asset-backed securities decreased by £16.8 billion during 2010 with net reductions across all portfolios.
- Within G10 government RMBS, net sell-downs by the US Mortgage Trading business in GBM in the first quarter of 2010, as part of the Group's repositioning in light of the US government's purchase of US assets was off-set by purchases in the second half of the year, with the latter reflecting the perceived investor appetite. The decrease in the US AFS portfolio reflected balance sheet restructuring in US Retail & Commercial during the third quarter of 2010.
- A £5.8 billion reduction was seen in prime RMBS primarily in GBM and Group Treasury, across European (£4.7 billion) and US (£1.1 billion) portfolios reflecting respectively balance sheet management and repositioning in light of increased liquidity in the US RMBS market.
- CDO and CLO portfolios declined by £3.7 billion reflecting asset reductions in Non-Core; however, some CDO exposures were downgraded during the year resulting in increased non-investment grade positions.

Non-investment grade and unrated ABS

The table below summarises the carrying values by accounting classification of non-investment grade or not publicly rated ABS.

	Non-investment grade				Unrated			
2010	HFT £m	AFS £m	LAR £m	Total £m	HFT £m	AFS £m	LAR £m	Total £m
RMBS: prime	354	535	11	900	196	—	—	196
RMBS: non-conforming	389	414	6	809	52	—	—	52
RMBS: sub-prime	437	21	—	458	76	—	—	76
CMBS	198	17	81	296	—	—	—	—
CDOs	691	1,151	21	1,863	85	—	—	85
CLOs	239	5	88	332	267	329	—	596
Other ABS	148	17	100	265	191	162	345	698
	2,456	2,160	307	4,923	867	491	345	1,703
2009								
RMBS: prime	120	430	8	558	—	1	—	1
RMBS: non-conforming	253	341	—	594	—	2	—	2
RMBS: sub-prime	339	240	—	579	153	—	—	153
CMBS	89	3	55	147	1	—	1	2
CDOs	487	300	62	849	143	119	—	262
CLOs	269	359	8	636	207	523	—	730
Other ABS	78	63	11	152	270	134	395	799
	1,635	1,736	144	3,515	774	779	396	1,949
2008								
RMBS: G10 government	—	—	—	—	9	—	—	9
RMBS: prime	59	47	—	106	2	—	—	2
RMBS: non-conforming	69	74	3	146	1	1	—	2
RMBS: sub-prime	636	124	30	790	1	—	—	1
CMBS	38	—	—	38	—	—	1	1
CDOs	1,219	869	—	2,088	173	142	66	381
CLOs	80	188	—	268	165	279	5	449
Other ABS	122	49	71	242	115	404	810	1,329
	2,223	1,351	104	3,678	466	826	882	2,174

Key point

- Non-investment grade securities increased by £1.4 billion of which £1.0 billion was in CDOs reflecting purchases by GBM's Mortgage Trading business as well as credit down grades and rating withdrawals of certain ABS structures in Non-Core during the year.

Risk management: Other risk exposures continued

Residential mortgage-backed securities

RMBS are securities that represent an interest in a portfolio of residential mortgages. Repayments made on the underlying mortgages are used to make payments to holders of the RMBS. The risk of the RMBS will vary primarily depending on the quality and geographic region of the underlying mortgage assets and the credit enhancement of the securitisation structure. Several tranches of notes are issued, each secured against the same portfolio of mortgages, but providing differing levels of seniority to match the risk appetite of investors. The most junior (or equity) notes will suffer early capital and interest losses experienced by the referenced mortgage collateral, with each more senior note benefiting from the protection provided by the subordinated notes below. Additional credit enhancements may be provided to the holder of senior RMBS notes, including guarantees over the value of the exposures, often provided by monoline insurers.

The main categories of mortgages that serve as collateral to RMBS held by the Group with related vintages are set out below and described in the Glossary on pages 434 to 439. The US market has more established definitions of differing underlying mortgage quality and these are used as the basis for the Group's RMBS categorisation.

The Group classifies RMBS as sub-prime or Alt-A based on industry standard criteria, including Fair Isaac Corporation scores (FICO), level of documentation and loan-to-value (LTV) ratios of the underlying mortgage loans. RMBS are classified as sub-prime if the mortgage portfolio comprises loans with FICO scores between 500 and 650 with full or limited documentation. Mortgages in Alt-A RMBS portfolios have FICO scores of 640 to 720, limited documentation and an original LTV of 70% to 95%. The FICO score is the determining factor in the classification of the Group's RMBS as sub-prime or Alt-A.

The table below analyses the vintage of the Group's carrying value of RMBS portfolios by geography and classification.

	By geography					By classification				
	US £m	UK £m	Other Europe £m	RoW £m	Total £m	G10 government £m	Covered bond £m	Prime £m	Non-conforming £m	Sub-prime £m
2010										
2004 and earlier	4,405	175	1,057	50	5,687	4,148	641	678	90	130
2005	2,579	176	3,435	28	6,218	2,379	2,410	634	567	228
2006	1,082	2,249	5,460	121	8,912	2,106	3,451	2,129	736	490
2007	2,576	2,370	4,135	33	9,114	4,774	1,352	1,280	1,477	231
2008	2,314	58	420	155	2,947	2,598	18	223	104	4
2009 and later	14,922	410	116	10	15,458	14,359	–	803	161	135
	27,878	5,438	14,623	397	48,336	30,364	7,872	5,747	3,135	1,218
2009										
2004 and earlier	8,504	293	1,760	33	10,590	7,951	752	1,460	99	328
2005	4,221	783	4,252	74	9,330	3,801	2,582	2,173	510	264
2006	1,847	3,116	7,449	216	12,628	2,691	4,135	4,514	690	598
2007	1,844	2,957	5,916	60	10,777	4,394	1,585	2,842	1,529	427
2008 and later	15,249	10	510	249	16,018	15,067	18	511	215	207
	31,665	7,159	19,887	632	59,343	33,904	9,072	11,500	3,043	1,824
2008										
2004 and earlier	6,839	887	2,122	102	9,950	5,959	702	2,507	122	660
2005	9,666	1,694	5,265	65	16,690	7,179	2,993	4,794	1,371	353
2006	3,136	3,273	9,139	234	15,782	3,803	4,471	5,376	872	1,260
2007 and later	22,425	2,572	7,749	272	33,018	24,236	2,214	4,100	1,652	816
	42,066	8,426	24,275	673	75,440	41,177	10,380	16,777	4,017	3,089

Credit valuation adjustments (CVA)

CVA represents an estimate of the adjustment to arrive at fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures.

The table below details the Group's CVA by type of counterparty.

	2010 £m	2009 £m	2008 £m
Monoline insurers	2,443	3,796	5,988
CDPCs	490	499	1,311
Other counterparties	1,714	1,588	1,738
	4,647	5,883	9,037

Monoline insurers

The Group has purchased protection from monoline insurers ("monolines"), mainly against specific ABS. Monolines specialise in providing credit protection against the principal and interest cash flows due to the holders of debt instruments in the event of default by the debt instrument counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDSs) referencing underlying exposures held directly or synthetically by the Group.

The gross mark-to-market of the monoline protection depends on the value of the instruments against which protection has been bought. A positive fair value, or a valuation gain, in the protection is recognised if the fair value of the instrument it references decreases. For the majority of trades the gross mark-to-market of the monoline protection is determined directly from the fair value price of the underlying reference instrument, however for the remainder of the trades, the gross mark-to-market is determined using industry standard models.

The methodology employed to calculate the monoline CVA uses market implied probability of defaults and internally assessed recovery levels to determine the level of expected loss on monoline exposures of different maturities. The probability of default is calculated with reference to market observable credit spreads and recovery levels. CVA is calculated at a trade level by applying the expected loss, corresponding to each trade's expected maturity, to the gross mark-to-market of the monoline protection. The expected maturity of each trade reflects the scheduled notional amortisation of the underlying reference instruments and whether payments due from the monoline are received at the point of default or over the life of the underlying reference instruments.

The table below summarises the Group's exposure to monolines, all of which are in Non-Core.

	2010 £m	2009 £m	2008 £m
Gross exposure to monolines	4,023	6,170	11,581
Hedges with financial institutions	(71)	(531)	(789)
Credit valuation adjustment	(2,443)	(3,796)	(5,988)
Net exposure to monolines	1,509	1,843	4,804
Credit valuation adjustment as a % of gross exposure	61%	62%	52%
Counterparty and credit risk RWAs*	£17.8bn	£13.7bn	£7.3bn

The net income statement effect relating to monoline exposures is detailed below.

	2010 £m	2009 £m	2008 £m
Credit valuation adjustment at 1 January	(3,796)	(5,988)	(862)
Credit valuation adjustment at 31 December	(2,443)	(3,796)	(5,988)
Decrease/(increase) in credit valuation adjustment	1,353	2,192	(5,126)
Net debit relating to realisations, hedges, foreign exchange and other movements	(844)	(3,290)	(347)
Net (debit)/credit relating to reclassified debt securities	(305)	(1,468)	1,916
Net credit/(debit) to income statement (1)	204	(2,566)	(3,557)

Note:
(1) Comprises the following elements for the year ended 2010 and 2009:
- a loss of £5 million (2009 - £2,387 million) in income from trading activities;
- impairment reversals/(losses) of £71 million (2009 - (£239) million); and
- other income of £138 million (2009 - £60 million) relating to reclassified debt securities.

* unaudited

Risk management: Other risk exposures continued
Monoline insurers continued

A number of debt instruments with monoline protection were reclassified from HFT to AFS in 2008. Changes in the fair value since the reclassification are recognised in the income statement to the extent that they are considered to be impaired. Changes in the fair value of the related monoline CDSs continue to be recorded in the income statement.

The fair value of these reclassified debt securities at 31 December 2010 was £5,572 million (1 July 2008 - £6,293 million after adjusting for both principal based cash flows and foreign exchange effects between 1 July 2008 and 31 December 2010). As a result of these reclassifications, total cumulative losses of £331 million have not been recognised in the income statement.

The table below summarises monoline exposures by rating. Credit ratings are based on those from rating agencies S&P and Moody's. Where the ratings differ, the lower of the two is taken.

2010	Notional: protected assets £m	Fair value: reference protected assets £m	Gross exposure £m	Credit valuation adjustment £m	Hedges £m	Net exposure £m
A to AA-	6,336	5,503	833	272	—	561
Non-investment grade	8,555	5,365	3,190	2,171	71	948
	14,891	10,868	4,023	2,443	71	1,509
Of which:						
CMBS	4,149	2,424	1,725	1,253		
CDOs	1,133	256	877	593		
CLOs	6,724	6,121	603	210		
Other ABS	2,393	1,779	614	294		
Other	492	288	204	93		
	14,891	10,868	4,023	2,443		
2009						
A to AA-	7,143	5,875	1,268	378	—	890
Non-investment grade	12,598	7,696	4,902	3,418	531	953
	19,741	13,571	6,170	3,796	531	1,843
Of which:						
CMBS	4,253	2,034	2,219	1,562		
CDOs	2,284	797	1,487	1,059		
CLOs	10,007	8,584	1,423	641		
Other ABS	2,688	1,861	827	412		
Other	509	295	214	122		
	19,741	13,571	6,170	3,796		
2008						
A to AA+	8,937	6,537	2,400	1,067	—	1,333
BBB- to A-	16,895	8,396	8,499	4,426	768	3,305
Non-investment grade	2,188	1,506	682	495	21	166
	28,020	16,439	11,581	5,988	789	4,804
Of which:						
CMBS	4,849	2,388	2,461	1,429		
CDOs	5,779	1,395	4,384	2,201		
CLOs	12,865	9,673	3,192	1,556		
Other ABS	3,759	2,525	1,234	627		
Other	768	458	310	175		
	28,020	16,439	11,581	5,988		

Key points

- Exposure to monolines decreased over the period due to a combination of restructuring certain exposures and higher prices of underlying reference instruments, partially offset by the strengthening of the US dollar against sterling.

- The CVA decreased on a total basis, reflecting the reduction in exposure, but was stable on a relative basis with the impact of tighter credit spreads offset by an increase in the expected lives of certain trades.

- The reduction in the Group's RWA requirements over the quarter was driven by the reduction in exposure to monolines and the impact of restructuring certain risk structures.

- During the year there was a significant increase in the RWA requirements of RBS N.V. following its migration to the Basel II regime. Regulatory intervention at certain monoline counterparties triggered International Swaps and Derivative Association (ISDA) credit events in the period. At the point of trigger the exposure to these counterparties was excluded from the RWA calculations and capital deductions of £171 million were taken instead. The impact of this together with restructuring certain exposures and an improvement in the rating of underlying reference bonds held by the Group to investment grade status were the main drivers of the reduction in RWA requirements during the second half of the year. *

The Group also has indirect exposures to monoline insurers through wrapped securities and other assets with credit enhancement from monoline insurers. These securities are traded with the benefit of this credit enhancement. Any deterioration in the credit rating of the monoline is reflected in the fair value of these assets.

Credit derivative product companies

A credit derivative product company (CDPC) is a company that sells protection on credit derivatives. CDPCs are similar to monoline insurers, however, they are not regulated as insurers.

The Group has purchased credit protection from CDPCs through tranched and single name credit derivatives. The Group's exposure to CDPCs is predominantly due to tranched credit derivatives ("tranches"). A tranche references a portfolio of loans and bonds and provides protection against total portfolio default losses exceeding a certain percentage of the portfolio notional (the attachment point) up to another percentage (the detachment point).

The Group has predominantly traded senior tranches with CDPCs, the average attachment and detachment points are 13% and 49% respectively (2009 - 15% and 51% respectively; 2008 - 16% and 50% respectively), and the majority of the loans and bonds in the reference portfolios are investment grade.

The gross mark-to-market of the CDPC protection is determined using industry standard models. The methodology employed to calculate the CDPC CVA is different to that outlined above for monolines, as there are no market observable credit spreads and recovery levels for these entities. The level of expected loss on CDPC exposures is estimated with reference to recent market events impacting CDPCs, including communication activity, and by analysing the underlying trades and the cost of hedging expected default losses in excess of the capital in each vehicle.

A summary of the Group's exposure to CDPCs all of which are in Non-Core is detailed below.

	2010 £m	2009 £m	2008 £m
Gross exposure to CDPCs	1,244	1,275	4,776
Credit valuation adjustment	(490)	(499)	(1,311)
Net exposure to CDPCs	754	776	3,465
Credit valuation adjustment as a % of gross exposure	39%	39%	27%
Counterparty and credit risk RWAs*	£7.2bn	£7.5bn	£5.0bn
Capital deductions*	£280m	£347m	—

* unaudited

Risk management: Other risk exposures continued
Credit derivative product companies continued

The table below details CDPC exposures by rating.

2010	Notional: protected assets £m	Fair value: reference protected assets £m	Gross exposure £m	Credit valuation adjustment £m	Net exposure £m
AAA	213	212	1	—	1
A to AA-	644	629	15	4	11
Non-investment grade	20,066	19,050	1,016	401	615
Unrated	4,165	3,953	212	85	127
	25,088	23,844	1,244	490	754
2009					
AAA	1,658	1,637	21	5	16
BBB- to A-	1,070	1,043	27	9	18
Non-investment grade	17,696	16,742	954	377	577
Unrated	3,926	3,653	273	108	165
	24,350	23,075	1,275	499	776
2008					
AAA	6,351	4,780	1,571	314	1,257
AA to AA+	1,195	1,116	79	16	63
A to AA-	13,092	10,891	2,201	657	1,544
BBB- to A-	4,601	3,676	925	324	601
	25,239	20,463	4,776	1,311	3,465

The table below details the net income statement effect arising from CDPC exposures.

	2010 £m	2009 £m	2008 £m
Credit valuation adjustment at 1 January	(499)	(1,311)	(44)
Credit valuation adjustment at 31 December	(490)	(499)	(1,311)
Decrease/(increase) in credit valuation adjustment	9	812	(1,267)
Net (debit)/credit relating to realisations, hedges, foreign exchange and other movements	(150)	(1,769)	652
Income from trading activities - net losses	(141)	(957)	(615)

Key points

- Losses reduced significantly in 2010 due to smaller exposures and reduced losses on hedges that were introduced to cap the exposures.
- The CVA decrease for the year reflected exposure reductions, due to trade commutations, tighter credit spreads of the underlying reference portfolios, partially offset by an increase in the relative value of senior tranches compared with the underlying reference portfolios and foreign currency movements.
- Counterparty and credit RWAs and capital deductions decreased in line with the exposure.
- Certain CDPCs, where the Group has hedges in place to cap the exposure, are excluded from the RWA calculations with capital deduction taken instead.

Other counterparties

The CVA for all other counterparties is calculated on a portfolio basis reflecting an estimate of the amount a third party would charge to assume the credit risk.

Expected losses are determined from the market implied probability of defaults and internally assessed recovery levels. The probability of default is calculated with reference to observable credit spreads and observable recovery levels. For counterparties where observable data do not exist, the probability of default is determined from the average credit spreads and recovery levels of baskets of similarly rated entities. A weighting of 50% to 100% is applied to arrive at the CVA. The weighting reflects portfolio churn and varies according to the counterparty credit quality.

Expected losses are applied to estimated potential future exposures which are modelled to reflect the volatility of the market factors which drive the exposures and the correlation between those factors. Potential future exposures arising from vanilla products (including interest rate and foreign exchange derivatives) are modelled jointly using the Group's core counterparty risk systems. The majority of the Group's CVA held in relation to other counterparties arises on these vanilla products. The exposures arising from all other product types are modelled and assessed individually. The potential future exposure to each counterparty is the aggregate of the exposures arising on the underlying product types.

The correlation between exposure and counterparty risk is also incorporated within the CVA calculation where this risk is considered significant. The risk primarily arises on trades with emerging market counterparties where the gross mark-to-market value of the trade, and therefore the counterparty exposure, increases as the strength of the local currency declines.

Collateral held under a credit support agreement is factored into the CVA calculation. In such cases where the Group holds collateral against counterparty exposures, CVA is held to the extent that residual risk remains.

CVA is held against exposures to all counterparties with the exception of the CDS protection that the Group has purchased from HM Treasury, as part of its participation in the Asset Protection Scheme, due to the unique features of this derivative.

The net income statement effect arising from the change in level of CVA for all other counterparties and related trades is shown in the table below.

	2010 £m	2009 £m
Credit valuation adjustment at 1 January	(1,588)	(1,738)
Credit valuation adjustment at 31 December	(1,714)	(1,588)
(Increase)/decrease in credit valuation adjustment	(126)	150
Net debit relating to realisations, hedges, foreign exchange and other movements	(19)	(841)
Income from trading activities - net losses	(145)	(691)

Key points

- The increase in CVA held against exposures to other counterparties was driven by rating downgrades of certain counterparties and the net impact of changes in credit spreads and counterparty exposures due to market moves. This increase was partially offset by a decrease due to the disposal of parts of the RBS Sempra Commodities JV business during the year.
- Losses on hedges and realised defaults are the primary driver of the loss arising on foreign exchange, hedges, realisations and other movements.

Risk management: Other risk exposures continued

Leveraged finance

Leveraged finance is commonly employed to facilitate corporate finance transactions, such as acquisitions or buy-outs, and is so called due to the high ratio of debt to equity (leverage) common in such transactions. A bank acting as a lead manager for a leveraged finance transaction will typically underwrite a loan, alone or with others, and then syndicate the loan to other participants. The Group typically held a portion of these loans as part of its long-term portfolio once primary syndication is completed. Most of the leveraged finance loans held as part of the syndicated lending portfolio were reclassified from HFT to LAR in 2008.

The gross exposure represents the total amount of leveraged finance committed by the Group. The net exposure represents the balance sheet carrying values of drawn leveraged finance and the total undrawn amount. The difference between gross and net exposures is principally due to the cumulative effect of impairment provisions and historic write-downs on assets prior to reclassification.

The table below shows the Groups global markets sponsor-led leveraged finance exposures, all of which are in Non-Core, by industry and geography.

	2010					2009					2008
	UK £m	Americas £m	Other Europe £m	RoW £m	Total £m	UK £m	Americas £m	Other Europe £m	RoW £m	Total £m	Total £m
Gross exposure:											
TMT (1)	1,451	689	686	473	3,299	1,656	1,781	1,081	605	5,123	6,527
Industrial	1,009	273	1,144	285	2,711	1,523	1,584	1,781	207	5,095	5,410
Retail	290	8	867	61	1,226	476	17	1,354	71	1,918	3,082
Other	1,074	188	627	182	2,071	1,527	244	1,168	191	3,130	3,286
	3,824	1,158	3,324	1,001	9,307	5,182	3,626	5,384	1,074	15,266	18,305
Net exposure:											
TMT (1)	1,267	656	633	338	2,894	1,532	1,502	1,045	590	4,669	6,148
Industrial	911	181	1,094	277	2,463	973	524	1,594	205	3,296	3,708
Retail	277	8	817	57	1,159	445	17	1,282	68	1,812	2,714
Other	1,014	188	622	182	2,006	1,461	244	1,147	191	3,043	3,199
	3,469	1,033	3,166	854	8,522	4,411	2,287	5,068	1,054	12,820	15,769
Of which:											
Drawn	2,952	673	2,433	694	6,752	3,737	1,944	3,909	950	10,540	12,619
Undrawn	517	360	733	160	1,770	674	343	1,159	104	2,280	3,150
	3,469	1,033	3,166	854	8,522	4,411	2,287	5,068	1,054	12,820	15,769

Notes:
(1) Telecommunications, media and technology.
(2) All of the above exposures are classified as LAR, except £154 million (2009 - £143 million; 2008 - £102 million) which are classified as HFT.

The table below shows the Group's movement in leveraged finance exposures during the year.

	2010			2009		
	Drawn £m	Undrawn £m	Total £m	Drawn £m	Undrawn £m	Total £m
Balance at 1 January	10,540	2,280	12,820	12,619	3,150	15,769
Transfers (out)/in (from credit trading business)	(38)	12	(26)	563	41	604
Sales and restructurings	(3,575)	(273)	(3,848)	(247)	(144)	(391)
Repayments and facility reductions	(488)	(272)	(760)	(934)	(392)	(1,326)
Funded deals	(11)	11	—	166	(166)	—
Lapsed/collapsed deals	—	—	—	—	(19)	(19)
Changes in fair value	73	—	73	(31)	—	(31)
Accretion of interest	50	—	50	100	—	100
Net recoveries/(impairment provisions)	131	—	131	(1,041)	—	(1,041)
Exchange and other movements	70	12	82	(655)	(190)	(845)
Balance at 31 December	6,752	1,770	8,522	10,540	2,280	12,820

Key points

- Reduction in exposures reflect the Non-Core strategy.
- Approximately 92% of the above exposures represent senior lending at 31 December 2010.

In addition to the above, UK Corporate and Ulster Bank have leveraged finance exposures as set out below.

	2010 £m	2009 £m	2008 £m
UK Corporate			
- debt financing (1)	3,664	4,041	4,496
- senior debt transactions (2)	2,604	3,034	2,330
Total UK Corporate	6,268	7,075	6,826
Ulster Bank	597	621	694
	6,865	7,696	7,520

Notes:
(1) Loans for UK mid-market buyouts, supplementing equity capital provided by third party private equity investors.
(2) Loans to UK mid-corporates supporting acquisitions, recapitalisations or general corporate purposes where higher leverage criteria were met.

Special purpose entities

The Group arranges securitisations to facilitate client transactions and undertakes securitisations to sell financial assets or to fund specific portfolios of assets. The Group also acts as an underwriter and depositor in securitisation transactions involving both client and proprietary transactions. In a securitisation, assets, or interests in a pool of assets, are transferred generally to a special purpose entity (SPE) which then issues liabilities to third party investors. SPEs are vehicles established for a specific, limited purpose, usually do not carry out a business or trade and typically have no employees. They take a variety of legal forms - trusts, partnerships and companies - and fulfil many different functions. As well as being a key element of securitisations, SPEs are also used in fund management activities to segregate custodial duties from the fund management advice provided by the Group.

It is primarily the extent of risks and rewards assumed that determines whether these entities are consolidated in the Group's financial statements. The following section aims to address the significant exposures which arise from the Group's activities through specific types of SPEs.

The Group sponsors and arranges own-asset securitisations, whereby the sale of assets or interests in a pool of assets into an SPE is financed by the issuance of securities to investors. The pool of assets held by the SPE may be originated by the Group, or (in the case of whole loan programmes) purchased from third parties, and may be of varying credit quality. Investors in the debt securities issued by the SPE are rewarded through credit-linked returns, according to the credit rating of their securities. The majority of securitisations are supported through liquidity facilities, other credit enhancements and derivative hedges extended by financial institutions, some of which offer protection against initial defaults in the pool of assets. Thereafter, losses are absorbed by investors in the lowest ranking notes in the priority of payments. Investors in the most senior ranking debt securities are typically shielded from loss, since any subsequent losses may trigger repayment of their initial principal.

The Group also employs synthetic structures, where assets are not sold to the SPE, but credit derivatives are used to transfer the credit risk of the assets to an SPE. Securities may then be issued by the SPE to investors, on the back of the credit protection sold to the Group by the SPE.

Residential and commercial mortgages and credit card receivables form the types of assets generally included in cash securitisations, while corporate loans and commercial mortgages typically serve as reference obligations in synthetic securitisations.

The Group sponsors own-asset securitisations primarily as a way of diversifying funding sources. The Group purchases the securities issued in own asset securitisations. During 2008, the Group was able to pledge AAA rated asset-backed securities as collateral for repurchase agreements with major central banks under schemes such as the Bank of England's Special Liquidity Scheme, launched in April 2008, which allowed banks to temporarily swap high-quality mortgage-backed and other securities for liquid UK treasury bills. This practice contributed to the Group's sources of funding in the face of the contraction in the UK market for inter-bank lending, particularly during 2008 and 2009, and investor base for securitisations.

The table below sets out the asset categories, together with the carrying value of the assets and associated liabilities for those securitisations and other asset transfers, other than conduits (discussed below), where the assets continue to be recorded on the Group's balance sheet

	2010		2009		2008	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Residential mortgages	76,212	18,215	69,927	15,937	55,714	20,075
Credit card receivables	3,993	34	2,975	1,592	3,004	3,197
Other loans	30,988	974	36,448	1,010	1,679	1,071
Finance lease receivables	510	510	597	597	1,077	857

Assets are significantly greater than liabilities, as all notes issued by funding related own asset securitisation SPEs are purchased by Group companies.

Risk management: Other risk exposures continued

Conduits

The Group sponsors and administers a number of asset-backed commercial paper (ABCP) conduits. A conduit is an SPE that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or funding from liquidity facilities. Commercial paper is typically short-dated, usually up to three months.

Group-sponsored conduits can be divided into multi-seller conduits and own-asset conduits. The Group consolidates both types of conduit where the substance of the relationship between the Group and the conduit vehicle is such that the vehicle is controlled by the Group. Liquidity commitments from the Group to the conduit exceed the nominal amount of assets funded by the conduit as liquidity commitments are sized to cover the funding cost of the related assets.

During the year both multi-seller and own asset conduit assets have been reduced in line with wider Group balance sheet management. The total assets held by Group-sponsored conduits were £20.0 billion at 31 December 2010 (31 December 2009 - £27.4 billion; 31 December 2008 - £49.9 billion).

	2010			2009			
	Core £m	Non-Core £m	Total £m	Core £m	Non-Core £m	Total £m	2008 £m
Total assets held by the conduits	16,390	3,624	20,014	23,409	3,957	27,366	49,857
Commercial paper issued (1)	15,522	2,540	18,062	22,644	2,939	25,583	48,684
Liquidity and credit enhancements							
Deal specific liquidity							
- drawn	868	1,109	1,977	738	1,059	1,797	1,172
- undrawn	21,935	2,980	24,915	28,628	3,852	32,480	57,929
PWCE (2)	1,025	257	1,282	1,167	341	1,508	2,391
	23,828	4,346	28,174	30,533	5,252	35,785	61,492
Maximum exposure to loss (3)	22,803	4,089	26,892	29,365	4,911	34,276	59,101

Notes:
(1) Includes £0.7 billion of ABCP issued to RBS plc at 31 December 2010.
(2) Programme-wide credit enhancement.
(3) Maximum exposure to loss is determined as the Group's total liquidity commitments to the conduits and additionally programme-wide credit support which would absorb first loss on transactions where liquidity support is provided by a third party.

Information relating to assets in the conduits is set out on pages 219 to 220.

Multi-seller conduits accounted for 44% of the total liquidity and credit enhancements committed by the Group at 31 December 2010 (2009 - 43%; 2008 - 69%). The Group's multi-seller conduits have continued to fund the vast majority of their assets solely through ABCP issuance. There have been no significant systemic failures within the financial markets similar to that experienced in the second half of 2008 following Lehman Brothers bankruptcy filing in September 2008. The improvement in market conditions has allowed these conduits to move to normal ABCP funding conditions and reduced the need for backstop funding from the Group.

Key points

- Total assets decreased during the year by £7.4 billion in line with the Group's strategy of reducing conduit exposure.
- The average maturity of ABCP issued by the Group's conduits has risen throughout 2010, to 69.4 days (2009 - 58.4 days; 2008 - 72.1 days).
- The maturity of the commercial paper issued by the Group's conduits to mitigate the short-term contingent liquidity risk of providing back-up facilities. The Group's limits sanctioned for such liquidity facilities in 2010 totalled approximately £22.6 billion for multi-seller conduits (2009 - £25.0 billion; 2008 - £42.9 billion). For a very small number of transactions within one multi-seller conduit the liquidity facilities have been provided by third-party banks. This typically occurs on transactions where the third-party bank does not use, or have, its own conduit vehicles.
- The Group's maximum exposure to loss on its multi-seller conduits is £22.8 billion (2009 - £25.2 billion; 2008 - £43.2 billion), being the total amount of the Group's liquidity commitments plus the extent of PWCE of conduit assets for which liquidity facilities were not provided by third parties.
- The Group holds two own-asset conduits, which have assets that were previously funded by the Group. The Group's maximum exposure to loss on these two conduits was £4.1 billion in 2010 (2009 - £9.1 billion; 2008 - £15.9 billion), with £2.2 billion of ABCP outstanding at that date (2009 - £7.7 billion; 2008 - £14.8 billion).
- Additionally the Group established an own-asset conduit in 2009 with a committed liquidity of £26.0 billion (2009 - £25.1 billion) to access the Bank of England's open market operations for contingent funding purposes.

The Group also extends liquidity commitments to multi-seller conduits sponsored by other banks, but typically does not consolidate these entities as the Group does not retain the majority of risks and rewards. The Group's exposure from third-party conduits was £136 million (2009 - £587 million; 2008 - £3.9 billion) representing deal specific liquidity.

Collateral analysis, profile, credit ratings and weighted average lives relating to the Group's consolidated conduits are detailed below.

2010	Funded assets Loans £m	Securities £m	Total £m	Undrawn £m	Liquidity for third parties £m	Total exposure £m
Auto loans	4,943	346	5,289	2,964	—	8,253
Corporate loans	115	2,340	2,455	106	—	2,561
Credit card receivables	2,088	—	2,088	1,209	—	3,297
Trade receivables	761	—	761	1,090	—	1,851
Student loans	757	—	757	532	(132)	1,157
Consumer loans	1,889	—	1,889	111	—	2,000
Mortgages						
- prime	2,569	3	2,572	752	—	3,324
- non-conforming	1,371	—	1,371	20	—	1,391
- sub-prime residential mortgages	103	—	103	19	—	122
- commercial	210	450	660	76	(21)	715
Other	1,072	997	2,069	(8)	(10)	2,051
	15,878	4,136	20,014	6,871	(163)	26,722

2009	Loans £m	Securities £m	Total £m	Undrawn £m	Liquidity for third parties £m	Total exposure £m
Auto loans	4,293	356	4,649	2,526	—	7,175
Corporate loans	106	7,695	7,801	161	—	7,962
Credit card receivables	4,083	—	4,083	1,058	—	5,141
Trade receivables	806	—	806	1,351	—	2,157
Student loans	915	—	915	263	(132)	1,046
Consumer loans	1,686	—	1,686	222	—	1,908
Mortgages						
- prime	2,739	3	2,742	750	—	3,492
- non-conforming	1,548	—	1,548	193	—	1,741
- commercial	413	458	871	155	(22)	1,004
Other	872	1,393	2,265	232	(12)	2,485
	17,461	9,905	27,366	6,911	(166)	34,111

2008	Loans £m	Securities £m	Total £m	Undrawn £m	Liquidity for third parties £m	Total exposure £m
Auto loans	9,924	383	10,307	1,871	—	12,178
Corporate loans	430	11,042	11,472	534	—	12,006
Credit card receivables	5,844	—	5,844	922	—	6,766
Trade receivables	2,745	—	2,745	1,432	(71)	4,106
Student loans	2,555	—	2,555	478	(132)	2,901
Consumer loans	2,371	—	2,371	409	—	2,780
Mortgages						
- prime	4,416	2,250	6,666	1,188	—	7,854
- non-conforming	2,181	—	2,181	727	—	2,908
- commercial	1,228	507	1,735	66	(23)	1,778
Other	1,851	2,130	3,981	1,615	—	5,596
	33,545	16,312	49,857	9,242	(226)	58,873

Risk management: Other risk exposures continued

Conduits continued

	CP funded assets										
	Geographic distribution						Credit ratings (S&P equivalent)				
2010	UK £m	Other Europe £m	US £m	RoW £m	Total £m	Weighted average life - years	AAA £m	AA £m	A £m	BBB £m	Below BBB £m
Auto loans	429	962	3,434	464	5,289	1.6	4,827	354	101	7	—
Corporate loans	22	1,513	709	211	2,455	0.8	2,166	161	128	—	—
Credit card receivables	144	—	1,944	—	2,088	1.4	1,912	125	—	51	—
Trade receivables	—	261	500	—	761	1.1	265	353	95	48	—
Student loans	116	—	641	—	757	1.9	641	116	—	—	—
Consumer loans	766	462	661	—	1,889	2.5	16	—	1,873	—	—
Mortgages											—
- prime	161	—	—	2,411	2,572	2.7	1,043	1,476	32	21	—
- non-conforming	712	659	—	—	1,371	4.8	782	273	316	—	—
- sub-prime	103	—	—	—	103	2.3	—	68	—	35	—
- commercial	627	—	—	33	660	11.8	16	5	635	4	—
Other	447	455	353	814	2,069	1.7	95	52	1,242	680	—
	3,527	4,312	8,242	3,933	20,014	2.3	11,763	2,983	4,422	846	—
2009											
Auto loans	476	982	2,621	570	4,649	1.8	2,965	1,547	137	—	—
Corporate loans	312	5,213	1,411	865	7,801	1.0	7,584	111	106	—	—
Credit card receivables	177	—	3,823	83	4,083	0.8	2,781	759	420	123	—
Trade receivables	—	334	438	34	806	0.7	446	266	60	34	—
Student loans	117	—	798	—	915	0.7	798	117	—	—	—
Consumer loans	733	800	153	—	1,686	1.5	68	50	1,553	15	—
Mortgages											
- prime	138	—	—	2,604	2,742	3.1	949	1,746	28	3	16
- non-conforming	599	949	—	—	1,548	3.7	1,070	379	99	—	—
- commercial	641	194	—	36	871	14.7	25	3	840	—	3
Other	121	670	298	1,176	2,265	2.3	170	249	950	896	—
	3,314	9,142	9,542	5,368	27,366	1.9	16,856	5,227	4,193	1,071	19
2008											
Auto loans	801	1,706	7,402	398	10,307	1.7	6,075	883	3,349	—	—
Corporate loans	1,714	4,347	3,289	2,122	11,472	4.9	10,767	132	573	—	—
Credit card receivables	633	—	4,999	212	5,844	0.7	3,465	62	2,171	146	—
Trade receivables	68	922	1,371	384	2,745	0.7	120	1,025	1,600	—	—
Student loans	144	—	2,411	—	2,555	0.3	2,296	144	115	—	—
Consumer loans	708	1,195	468	—	2,371	1.7	387	993	923	68	—
Mortgages											
- prime	—	2,244	—	4,422	6,666	2.8	2,675	3,876	115	—	—
- non-conforming	960	1,221	—	—	2,181	4.6	351	368	475	987	—
- commercial	713	453	74	495	1,735	11.0	274	518	474	469	—
Other	166	1,198	684	1,933	3,981	1.2	3	958	2,786	234	—
	5,907	13,286	20,698	9,966	49,857	3.0	26,413	8,959	12,581	1,904	—

Asset Protection Scheme*

All the disclosures in this section (pages 221 to 224) are unaudited and are marked with an asterisk (*).

References to 'Group' in this section relate to 'Group before RFS MI'.

Key aspects of the Scheme

On 22 December 2009, the Group acceded to the Asset Protection Scheme (APS or 'the Scheme') with HM Treasury (HMT) acting on behalf of the UK Government. Under the Scheme, the Group purchased credit protection over a portfolio of specified assets and exposures ("covered assets") from HMT. The portfolio of covered assets had a par value of approximately £282 billion at 31 December 2008 and the protection is subject to a first loss of £60 billion and covers 90% of subsequent losses net of recoveries. Once through the first loss, when a covered asset has experienced a trigger event losses and recoveries in respect of that asset are included in the balance receivable under APS. Receipts from HMT will, over time, amount to 90% of cumulative losses (net of cumulative recoveries) on the portfolio of covered assets less the first loss amount.

The Group has the right to terminate the Scheme at any time provided that the Financial Services Authority has confirmed in writing to HMT that it has no objection. On termination, the Group is liable to pay HMT a termination fee. The termination fee comprises the difference between £2.5 billion (or, if higher, a sum related to the economic benefit of regulatory capital relief obtained from APS) and the aggregate fees paid. In addition, the Group would have to repay any amounts received from HMT under the terms of APS. In consideration for the protection provided by the APS, the Group paid an initial premium of £1.4 billion on 31 December 2009. A further premium of £700 million was paid on 31 December 2010. Quarterly premiums of £125 million are payable from 31 December 2011 and subsequently until the earlier of 31 December 2099 and the termination of the agreement.

Losses are recognised when a covered asset has experienced a trigger event which comprises of failure to pay subject to grace periods, bankruptcy and restructuring.

APS assets are spread across the Group's main divisions. High volume commercial and retail exposures were selected on a portfolio basis where assets were high risk and in arrears at 31 December 2008. Large corporate and GBM exposures were selected at the counterparty/asset level based on individual risk reviews and defaulted assets in the workout/restructuring unit.

HMT has the right to appoint step-in managers to carry out any oversight, management or additional functions on behalf of HMT to ensure that the covered assets are managed and administered in compliance with the agreed terms and conditions. This right is exercisable if certain step-in triggers occur. These include:

- losses on covered assets in total exceed 125% of the first loss amount or losses on an individual covered asset class exceed specified thresholds;
- a breach of specified obligations in the APS rules or the accession agreement;
- the Group has failed or is failing to comply with any of the conditions in the APS rules in relation to asset management, monitoring and reporting, and governance and oversight, and such failure is persistent and material or it is evidence of a systematic problem; and
- material or systematic data deficiencies in the information provided to HMT in accordance with the terms of the APS.

HMT may at any time elect to cease to exercise its step-in rights in whole or part when it is satisfied that the step-in triggers have been remedied.

* unaudited

Risk management: Asset Protection Scheme* continued

Covered assets: roll forward to 31 December 2010

The table below details the movement in covered assets in the year.

	£bn
Covered assets at 1 January 2009	282.0
Disposals	(3.0)
Non-contractual early repayments	(8.9)
Maturities and amortisation	(26.1)
Rollovers and covered amount cap adjustments	(1.7)
Effect of foreign currency movements and other adjustments	(11.8)
Covered assets at 31 December 2009	230.5
Disposals	(9.7)
Maturities, amortisation and early repayments	(28.7)
Reclassified assets (2)	3.1
Withdrawals	(2.9)
Effect of foreign currency movements and other adjustments	2.4
Covered assets at 31 December 2010	194.7

Notes:
(1) The Asset Protection Agency (APA) and the Group have now reached agreement on substantially all eligibility issues.
(2) In Q2 2010, the APA and the Group reached agreement over the classification of some structured credit assets which resulted in adjustments to the covered amount, without affecting the underlying risk protection.

Key points

- The reduction in covered assets was due to run-off of the portfolio, disposals, early repayments and maturing loans.
- As part of the Group's risk reduction strategy significant disposals were made from the Structured Credit Portfolio (2010 - £3.0 billion). The Group took advantage of market conditions and executed sales from its derivative, loan and leveraged finance portfolios (2010 - £6.7 billion).

Credit impairments and write downs

The table below analyses the cumulative credit impairment losses and adjustments to par value (including AFS reserves) relating to the covered assets.

	2010 £m	2009 £m	2008 £m
Loans and advances	18,033	14,240	7,705
Debt securities	11,747	7,816	7,942
Derivatives	2,043	6,834	6,575
	31,823	28,890	22,222
By division:			
UK Retail	2,964	2,431	1,492
UK Corporate	1,382	1,007	285
Ulster Bank	804	486	234
Retail & Commercial	5,150	3,924	2,011
Global Banking & Markets	1,496	1,628	1,640
Core	6,646	5,552	3,651
Non-Core	25,177	23,338	18,571
	31,823	28,890	22,222

Key points

- The increase in Non-Core impairments of £1.8 billion accounted for the majority of the increase in credit impairments and write downs in 2010.
- The APA and the Group reached agreement for the purposes of the Scheme, on the classification of some structured credit assets which has resulted in adjustments to credit impairments and write downs mainly between debt securities and derivatives.
- The reduction in GBM is largely a result of transfers to Non-Core in the second half of the year.

* unaudited

First loss utilisation

The triggered amount is equivalent to the aggregate outstanding principal amount on the trigger date excluding interest, fees, premium or any other non-principal sum that is accrued or payable, except where it was capitalised on or before 31 December 2008. At the trigger date, in economic terms, there is an exchange of assets, with the Group receiving a two year interest-bearing government receivable in exchange for the asset.

APS recoveries include any return of value on a triggered asset, although these are only recognised for the Scheme reporting purposes when they are realised in cash. The net triggered amount at any point in time only takes into account cash recoveries to date. As with any bespoke and highly complex legal agreement there are various areas of interpretation, some of which could have a material impact on the net triggered amount identified to date.

The Scheme rules are designed to allow for data correction over the life of the Scheme.

The table below summarises the triggered amount and related cash recoveries by division.

	2010			2009		
	Triggered amount £m	Cash recoveries to date £m	Net triggered amount £m	Triggered amount £m	Cash recoveries to date £m	Net triggered amount £m
UK Retail	3,675	455	3,220	3,340	129	3,211
UK Corporate	4,640	1,115	3,525	3,570	604	2,966
Ulster Bank	1,500	160	1,340	704	47	657
Retail & Commercial	9,815	1,730	8,085	7,614	780	6,834
Global Banking & Markets	2,547	749	1,798	1,748	108	1,640
Core	12,362	2,479	9,883	9,362	888	8,474
Non-Core	32,138	4,544	27,594	18,905	777	18,128
	44,500	7,023	37,477	28,267	1,665	26,602
Loss credits			1,241			—
			38,718			26,602

Notes:
(1) The triggered amount on a covered asset is calculated when an asset is triggered (due to bankruptcy, failure to pay after a grace period or restructuring with an impairment) and is the lower of the covered amount and the outstanding amount for each covered asset. The Group expects additional assets to trigger upon expiry of relevant grace periods based on the current risk rating and level of impairments on covered assets.
(2) Following the reclassification of some structured credit assets from derivatives to debt securities, the APA and the Group also reached agreement on an additional implied write down trigger in respect of these assets. This occurs if (a) on two successive relevant payment dates, the covered asset has a rating of Caa2 or below by Moody's, CCC or below by Standard & Poor's or Fitch or a comparable rating from an internationally recognised credit rating agency and/or (b) on any two successive relevant payment dates, the mark-to-market value of the covered asset is equal to or less than 40 per cent of the par value of the covered asset, in each case as at such relevant payment date.
(3) Under the Scheme rules, the Group may apply to the APA for loss credits in respect of the disposal of non-triggered assets. A loss credit counts towards the first loss threshold and is typically determined by the APA based on the expected loss of the relevant asset.
(4) The Group and the APA remain in discussion with regard to loss credits in relation to the withdrawal of £2.0 billion of derivative assets during Q2 2010 and the disposal of approximately £1.6 billion of structured finance and leveraged finance assets in 2010.
(5) The Scheme rules contain provision for on-going revision of data.

Key points

- The Group received loss credits in relation to some of the withdrawals and disposals of £1.2 billion in 2010.
- The Group currently expects recoveries on triggered amounts to be approximately 45% over the life of the relevant assets. On this basis, the expected loss on triggered assets at 31 December 2010 is approximately £25 billion (42%) of the £60 billion first loss threshold under APS.

Risk management: Asset Protection Scheme* continued

Risk-weighted assets

The table below analyses by division, risk-weighted assets (RWAs) covered by APS.

	2010 £bn	2009 £bn
UK Retail	12.4	16.3
UK Corporate	22.9	31.0
Ulster	7.9	8.9
Retail & Commercial	43.2	56.2
Global Banking & Markets	11.5	19.9
Core	54.7	76.1
Non-Core	50.9	51.5
APS RWAs	105.6	127.6

Key points

- The decrease of £22.0 billion in RWAs reflects disposals and early repayments as well as changes in risk parameters.
- In Non-Core, disposals and early repayments were offset by changes in risk parameters.

* unaudited

Governance

Board of directors and secretary



Chairman

Philip Hampton (age 57)
N (Chairman)
Appointed to the Board on 19 January 2009 and to the position of Chairman on 3 February 2009. Philip Hampton was previously chairman of J Sainsbury plc and group finance director of Lloyds TSB Group plc, BT Group plc, BG Group plc, British Gas and British Steel plc, an executive director of Lazards and a non-executive director of RMC Group plc. He is also former chairman of UK Financial Investments Limited which manages the UK Government's shareholding in banks. He is currently a non-executive director of Anglo American plc.

1	2	3	7	8	9
4	5	6	10	11	12

Key to pictures
1. Philip Hampton, Chairman
2. Stephen Hester, Group Chief Executive
3. Bruce Van Saun, Group Finance Director
4. Colin Buchan
5. Sandy Crombie
6. Penny Hughes
7. Joe MacHale
8. John McFarlane
9. Brenden Nelson
10. Arthur 'Art' Ryan
11. Philip Scott
12. Aileen Taylor

Abbreviations
A Member of the Audit Committee
N Member of the Nominations Committee
R Member of the Remuneration Committee
Ri Member of the Board Risk Committee
* Independent non-executive director

Executive directors

Stephen Hester (age 50)
Group Chief Executive
Appointed to the Board on 1 October 2008 and to the position of Group Chief Executive on 21 November 2008, Stephen Hester was chief executive of The British Land Company PLC. He was previously chief operating officer of Abbey National plc and prior to that he held positions with Credit Suisse First Boston including Chief Financial Officer, Head of Fixed Income and co-Head of European Investment Banking. From February 2008 to October 2008 he served as a non-executive deputy chairman of Northern Rock plc. He is also a trustee of The Foundation and Friends of the Royal Botanical Gardens, Kew.

Bruce Van Saun (age 53)
Group Finance Director
Appointed to the Board on 1 October 2009, Bruce Van Saun has more than 25 years financial services experience. From 1997 to 2008 he held a number of senior positions with Bank of New York and later Bank of New York Mellon, most recently as vice chairman and chief financial officer and before that he was responsible for the Asset Management and Market Related businesses. Prior to that, he held senior positions with Deutsche Bank, Wasserstein Perella Group and Kidder Peabody & Co. He has served on several corporate boards as a non-executive director and has been active in numerous community organisations.

Group Secretary

Aileen Taylor (age 38)
Aileen Taylor assumed the role of Group Secretary in May 2010 and provides secretariat and corporate governance advice and support to the Group Board and its senior Committees. Aileen was appointed Deputy Group Secretary and Head of Group Secretariat in 2007, and prior to that held various legal, secretariat and risk roles at divisional and business level. Aileen is a Fellow of the Chartered Institute of Bankers in Scotland and a Fellow of the Industry and Parliament Trust.








Non-executive directors

Colin Buchan* (age 56) A, N, RI
Appointed to the Board in June 2002, Colin Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg, and was the former chairman of UBS Securities Canada Inc. He is chairman of Standard Life Investments Limited and a director of Standard Life plc and Black Rock World Mining Trust Plc. Colin is a fellow of the Chartered Institute of Bankers of Scotland.

Sandy Crombie* (age 62) Senior Independent Director, N, R, RI
Appointed to the Board in June 2009, Sandy Crombie was previously Group Chief Executive of Standard Life Plc. He was also previously a director of the Association of British Insurers and a member of the Chancellor of the Exchequer's High Level Group. In 2007, he was the Prince of Wales' Ambassador for Corporate Social Responsibility in Scotland. He currently serves as Chairman of the Edinburgh UNESCO City of Literature Trust and Creative Scotland, as Vice Chairman of the Board of Governors of the Royal Scottish Academy of Music and Drama, and President of The Cockburn Association.

Penny Hughes* (age 51) N, R (Chair)
Penny Hughes joined the Board on 1 January 2010 and is currently a non-executive director of Home Retail Group plc, Cable & Wireless Worldwide plc and Wm Morrison Supermarkets plc. She is a former non-executive director of Gap Inc, Vodafone PLC and Reuters PLC. Penny chairs the Remuneration Committee of Home Retail Group. Penny was a director and chairman of the Remuneration Committee of Skandinaviska Enskilda Banken AB until she stepped down on 20 October 2009. Penny spent the majority of her executive career at Coca-Cola where she held a number of leadership positions. In 1992, she was appointed as President, Coca-Cola Great Britain and Ireland. She is also a Trustee of the British Museum and President of the Advertising Association.

Joe MacHale* (age 59) N, RI
Appointed to the Board in September 2004, Joe MacHale is currently a non-executive director and chairman of the remuneration committee of Brit Insurance Holdings plc, and a trustee and treasurer of MacMillan Cancer Support. He held a number of senior executive positions with J P Morgan between 1979 and 2001 and was latterly chief executive of J P Morgan Europe, Middle East and Africa Region. He is a fellow of the Institute of Chartered Accountants and the Chairman of Prytania Group.

John McFarlane* (age 63) N, R
Appointed to the Board on 1 October 2008, John McFarlane is former chief executive officer of Australia and New Zealand Banking Group Limited. Previously he was a group executive director of Standard Chartered and was head of Citicorp/Citibank in the UK and Ireland. He is currently a non-executive director of Westfield Holdings Limited and a director of Old Oak Holdings Limited. He is a former president of the International Monetary Conference and a former chairman of the Australian Bankers Association. He has previously served as a director of the London Stock Exchange and a member of the Auditing Practices Board.

Brendan Nelson* (age 61) A (Chairman), N, RI
Appointed to the Board on 1 April 2010, Brendan Nelson is the former global chairman, Financial Services for KPMG. Previously, he held a range of senior leadership roles within KPMG including as a member of the KPMG UK board from 1999 until 2006 and as vice chairman from 2006. He has been a board member of the Financial Services Skills Council since 2008 and was chairman of the Audit Committee of the Institute of Chartered Accountants of Scotland from 2005 until 2008. He joined the Board of BP plc in November 2010.

Arthur 'Art' Ryan* (age 68) N
Appointed to the Board on 1 October 2008, Art Ryan is the former chairman, chief executive officer and president of Prudential Financial Inc. Previously he held senior positions with Chase Manhattan Bank NA. He is currently a non-executive director of Regeneron Pharmaceuticals Inc. and an active member of numerous community boards. He was a founding member of the Financial Services Forum.

Philip Scott* (age 56) A, N, RI (Chairman)
Appointed to the Board on 1 November 2009, Philip Scott has wide-ranging experience of financial services and risk management, including previous responsibility for Aviva's continental European and international life and long-term savings businesses. He held a number of senior executive positions during his career at Aviva, including his role as Group Finance Director until January 2010.- Philip is also an experienced non-executive director and is currently on the board of Diageo plc. He is a Fellow of the Institute of Actuaries and The Association of Certified Public Accountants.

Executive Committee



The Executive Committee provides executive input to the Group Board, and monitors and reports to the Group Board on all operational and day to day activities in relation to the Group's businesses.

It is responsible for managing Group wide issues and those operational issues material to the broader Group.

1	2	3
4	5	6
7	8	9

Key to pictures
1 Stephen Hester, Group Chief Executive
2 Bruce Van Saun, Group Finance Director
3 Ellen Alemany, Chief Executive, Citizens and Head of Americas
4 Nathan Bostock, Head of Restructuring & Risk
5 Paul Geddes, Chief Executive RBS Insurance
6 Brian Hartzer, Chief Executive, UK Retail, Wealth and Ulster Bank
7 John Hourican, Chief Executive, Global Banking & Markets
8 Chris Sullivan, Chief Executive, UK Corporate
9 Ron Teerlink, Chief Administrative Officer

Executive Committee

Stephen Hester, Group Chief Executive

Bruce Van Saun, Group Finance Director

For biographies **see page 226**

Ellen Alemany (age 55)
Chief Executive, Citizens and Head of Americas
Ellen Alemany joined the RBS Group in June 2007 as Chief Executive Officer of Citizens Financial Group, Inc. and Head of RBS Americas. She became Chairman of Citizens Financial Group, Inc. in March 2009. Prior to this appointment, Ellen was the CEO for Global Transaction Services at Citigroup, one of Citi's 12 publicity reported product lines. Ellen joined Citibank in 1987 and has held various positions including EVP for Commercial Business Group, Chairman and CEO for Citibank International plc and Citibank's European Bank.

Nathan Bostock (age 50)
Head of Restructuring & Risk
Nathan Bostock joined the RBS Group in June 2009 as Head of Restructuring and Risk with responsibility for the Non-Core Division & APS, the Global Restructuring Group and the control functions of Group Legal & Secretariat and Risk Management. Before joining RBS, Nathan spent eight years with Abbey National plc in several roles and was latterly the CFO and main Board Director responsible for Products & Marketing, HR, Insurance and Cards. Before joining Abbey in 2001, Nathan spent ten years with RBS in a number of roles, including Chief Operating Officer of Treasury and Capital Markets and Group Risk Director. A Chartered Accountant, Nathan worked with Coopers & Lybrand, before starting his career in banking. He spent seven years in Chase Manhattan Bank in a variety of areas and functions. He also holds a BSc (Hons) in Mathematics.

Paul Geddes (age 41)
Chief Executive, RBS Insurance
Paul Geddes graduated from Oxford in 1990, where he read Politics, Philosophy and Economics. His career started at Procter & Gamble, in the UK and Europe. He entered retailing in 1997, holding senior roles in Kingfisher and GUS Groups before joining the RBS Group in 2004 as Managing Director, Products and Marketing, Retail Banking. He was appointed CEO, Retail Banking in December 2006 and CEO, UK Retail in February 2009, before taking overall responsibility for some of the UK's best-known insurance brands, including Direct Line, Churchill, Privilege and Green Flag as CEO, RBS Insurance in August 2009. Paul is a Fellow of the Chartered Institute of Bankers in Scotland.

Brian Hartzer (age 44)
Chief Executive, UK Retail, Wealth and Ulster Bank
Brian Hartzer has been the Chief Executive Officer for Retail, Wealth and Ulster Bank since August 2009. He joined RBS from ANZ in Australia, where he was Chief Executive Officer Australia, as well as Global Segment Lead for Retail and Wealth. Brian joined ANZ in 1999 as Managing Director, Consumer Finance, and later ran ANZ's Personal Banking division. Prior to joining ANZ, Brian spent ten years as a financial services consultant in New York, San Francisco, and Melbourne. Brian is a graduate of Princeton University and holds joint US and Australian citizenship.

John Hourican (age 40)
Chief Executive, Global Banking & Markets
John Hourican was appointed Chief Executive of Global Banking & Markets in October 2008. Prior to this John held a variety of positions across the RBS Group, including CFO of ABN AMRO Group, Head of Leveraged Finance and Chief Operating Officer of Global Banking & Markets. John was educated at the National University of Ireland and received his Postgraduate Diploma from Dublin City University before starting his career at Price Waterhouse, where he worked in Dublin, London and Hong Kong. He is a fellow of the Institute of Chartered Accountants in Ireland.

Chris Sullivan (age 53)
Chief Executive, UK Corporate
Chris Sullivan was appointed Chief Executive of the UK Corporate Banking Division and the GTS Division in August 2009. His previous role was Chief Executive of RBS Insurance, the second largest general insurance provider in the UK. Prior to this, Chris was Chief Executive of Retail and Deputy Chief Executive of Retail Markets. Chris is Vice Chairman of the Association of British Insurers, Chairman of the General Insurance Council and a member of the CBI President's Committee. He spent five years as Chief Executive of Lombard Asset Finance and under his leadership it attained a leading position in the UK and Europe. Chris Sullivan earned his Fellowship of Chartered Institute of Bankers Scotland for his services to Scottish Banking.

Ron Teerlink (age 50)
Chief Administrative Officer
In April 2008, Ron Teerlink joined the RBS Group as Chief Executive of Business Services, becoming the Group Chief Administrative Officer in February 2009. At the same time he was re-appointed to the Managing Board of ABN AMRO to oversee the integration programme. Ron started his career with ABN Bank in 1986 as an IT/Systems analyst and held various functional positions before becoming Chief Operating Officer of the Wholesale Clients Business in 2002. He was appointed Chief Executive Officer of Group Shared Services in 2004 and joined ABN AMRO's Managing Board in January 2006, where he was responsible for Services and Market Infrastructure. Ron holds a Masters degree in Economics from Amsterdam's Vrije Universiteit.

Management Committee

The Management Committee, comprising our major business and functional leaders, meets three to four times annually as a vehicle for strategy and business performance review.

It comprises members of the Executive Committee plus:

Elaine Arden, Group Human Resources Director
Scott Barton, Chief Executive, Global Transaction Services
Chris Campbell, Group General Counsel
Mark Catton, Chief Executive, UK Corporate & Institutional Banking
Rory Cullinan, Head of Non-Core Division
John Cummins, Group Treasurer
Jennifer Hill, Group Director – Strategy & Corporate Finance
Suneel Kamlani, President of Global Banking & Markets
Marco Mazzucchelli, Global Head of Banking & Deputy CEO, GBM
Cormac McCarthy, Chief Executive, Ulster Bank
John McCormick, Chief Executive, GBM Asia Pacific
Andrew McLaughlin, Head of Communications and Group Chief Economist
Peter Nielsen, Global Head of Markets
David Stephen, Deputy Group Chief Risk Officer
Brian Stevenson, Chairman, Global Transaction Services
Rory Tapner, Chief Executive, Wealth Management

Report of the directors

The directors present their report together with the audited accounts for the year ended 31 December 2010.

Group structure

The company is a holding company owning the entire issued ordinary share capital of The Royal Bank of Scotland plc, the principal direct operating subsidiary undertaking of the company. The Group comprises the company and all its subsidiary and associated undertakings, including the Royal Bank and NatWest. Details of the principal subsidiary undertakings of the company are shown in Note 18 on the accounts.

Following placing and open offers in December 2008 and in April 2009, HM Treasury owned approximately 70.3% of the enlarged ordinary share capital of the company. In December 2009, the company issued a further £25.5 billion of new capital to HM Treasury. This new capital took the form of B shares, which do not generally carry voting rights at general meetings of ordinary shareholders but are convertible into ordinary shares and qualify as Core Tier 1 capital.

During the year, the company converted certain non-cumulative convertible preference shares into ordinary shares in the company. As a result, HM Treasury's holding in the company's ordinary shares reduced to 67.8%.

Results and dividends

The loss attributable to the ordinary and B shareholders of the company for the year ended 31 December 2010 amounted to £1,125 million compared with a loss of £3,607 million for the year ended 31 December 2009, as set out in the consolidated income statement on page 268.

The company did not pay a dividend on ordinary shares in 2009 or 2010.

The Group has undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions, see below) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) for a period of two years from 30 April 2010 (the "Deferral Period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the Deferral Period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

The Group has agreed that RBS Holdings N.V. will not pay investors any coupons on, or exercise any call rights in relation to, specified hybrid capital instruments for an effective period of two years from 1 April 2011, unless in any such case there is a legal obligation to do so. RBS Holdings N.V. and its group companies are also subject to restrictions on the exercise of call rights in relation to their other hybrid capital instruments.

Business review

Activities

The Group is engaged principally in providing a wide range of banking, insurance and other financial services. Further details of the organisational structure and business overview of the Group, including the products and services provided by each of its divisions and the competitive markets in which they operate, are contained in the Business review on pages 53 and 54.

Risk factors

The Group's future performance and results could be materially different from expected results depending on the outcome of certain potential risks and uncertainties. Certain risk factors the Group faces are summarised on page 55. Fuller details of these and other risk factors are set out on pages 405 to 422.

The reported results of the Group are also sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. Details of the Group's critical accounting policies and key sources of accounting judgments are included in Accounting policies on pages 275 to 285.

The Group's approach to risk management, including its financial risk management objectives and policies and information on the Group's exposure to price, credit, liquidity and cash flow risk, is discussed in the Risk and balance sheet management section of the Business review on pages 119 to 224.

Financial performance

A review of the Group's performance during the year ended 31 December 2010, including details of each division, and the Group's financial position as at that date is contained in the Business review on pages 56 to 112.

ABN AMRO

In 2007, RFS Holdings B.V., which was jointly owned by the Group, the Dutch State (successor to Fortis) and Santander (the "Consortium Members") completed the acquisition of ABN AMRO Holding N.V..

RFS Holdings B.V. has now substantially completed the separation of the business units of ABN AMRO Holding N.V.. As part of this reorganisation, on 6 February 2010, the businesses of ABN AMRO Holding N.V. acquired by the Dutch State were legally demerged from those acquired by the Group and were transferred into a newly established company, ABN AMRO Bank N.V. (save for certain assets and liabilities acquired by the Dutch State that were not part of the legal separation and which will be transferred to the Dutch State as soon as possible).

Legal separation of ABN AMRO Bank N.V. occurred on 1 April 2010, with the shares in that entity being transferred by ABN AMRO Holding N.V (renamed RBS Holdings N.V. at legal separation) to a holding company called ABN AMRO Group N.V., which is owned by the Dutch State. Following legal separation, RBS Holdings N.V. has one direct subsidiary, The Royal Bank of Scotland N.V. ("RBS N.V."), a fully operational bank within the Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank. Certain assets within RBS N.V. continue to be shared by the Consortium Members.

The shareholdings of RFS Holdings B.V. were amended on 31 December 2010, resulting in approximately 98% of its issued share capital now being held by the Group.

Business divestments
Significant progress has been made on the Group's European Commission-mandated disposal programme, with three of the four disposals largely agreed. In August 2010, agreement was reached on the sale of the Group's RBS branches in England and Wales and NatWest branches in Scotland to Santander UK plc. The sale remains subject to regulatory and other approvals.

The sale of 80.01% of the Global Merchant Services ("GMS") business to a consortium of Advent International and Bain Capital completed in November 2010. The Group holds a 19.99% minority stake in the new GMS business, to be known as WorldPay.

The sale of RBS Sempra Commodities' Metals, Oil and European Energy business lines to J.P.Morgan completed in July 2010. The sale of Sempra Energy Solutions to Noble Americas Gas & Power Corp completed in November 2010, while the sale of Sempra North American Power and Gas to J.P.Morgan completed in December 2010.

Employees
As at 31 December 2010, the Group employed over 148,500 employees (full-time equivalent basis) throughout the world. Details of employee related costs are included in Note 3 on the accounts.

Employee learning and development
The Group maintains a strong commitment to creating and providing learning opportunities for all its employees through a variety of personal development, training programmes, learning networks and targeted leadership programmes. Employees are also encouraged to do voluntary work with community partners.

Employee communication
Employee engagement is encouraged through a range of communication channels, at both divisional and Group level. These channels provide access to news and information in a number of ways, including the intranet, magazines, video, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

The Group Chief Executive and other senior Group executives regularly communicate with, and encourage feedback from, employees across a range of channels.

Employee consultation
Each year, all employees are invited to complete the global employee opinion survey. The survey is confidential and independently managed by Towers Watson. The survey provides a channel for employees to express their views and opinions about the Group on a range of key issues.

The 2010 survey took place in September 2010 and the final response rate was 81%. This represents over 119,000 employees participating in the survey, from more than 50 countries.

The Group recognises employee representative organisations such as trade unions and work councils in a number of businesses and countries.

The Group has two European employee fora that provide elected representatives with an opportunity to understand better its European operations. Engagement with its employees and such bodies remains important to the Group.

Diversity and inclusion
The Group recognises that the diversity of its workforce is a significant and necessary asset to the business. During 2010, the Group executive renewed its commitment to ensuring a working environment that is inclusive to all and one that will enable all employees to develop to their full potential.

The Group has a range of policies and processes that extend through the employee life-cycle including recruitment, flexible working and support for ill-health and disability-related absence. Diversity performance is monitored and reviewed at Group and divisional executive level. This commitment extends beyond the Group including support of external charitable networks and fora and as part of the community engagement and supplier relationships. Internally, the Group supports initiatives such as the Women in Business network.

Safety, health and wellbeing
Ensuring the safety, health and wellbeing of employees and customers is core to the Group's business, and a fundamental social responsibility for the Group.

During 2010, the Group continued to focus on compliance, governance and managing risk across all jurisdictions. Enhanced services and supporting communication were implemented to support the health and wellbeing of employees, particularly given the impact of the economic environment.

Pre-employment screening
The Group has a comprehensive pre-employment screening process to guard against possible infiltration and employee-related fraud for all direct and non-direct staff engaged on Group business.

Code of conduct
The code of conduct applies to all employees globally and to all those engaged by the Group, but who are not employees, such as contractors and those engaged through external agencies.

The code of conduct exists to promote honest and ethical conduct, including the handling of actual or apparent conflicts of interest between personal and professional relationships. The Group recognises that personal conduct, business integrity and the Group's security are crucial, and the code of conduct serves to inform employees of the Group's expectations of their behaviour and practices.

Sustainability
Sustainability is central to the way the Group is managed. Sustainability is not just about the many responsibilities and obligations that the Group has in a legal sense, but about specific issues that need to be addressed to ensure that the Group is a healthy and respected business operating on a sustainable basis. There is a clear governance structure for Group Sustainability that oversees and aligns the Group's approach to the range of social, ethical and environmental issues which confront the business on a daily basis. For more information on the governance structure, see page 44.

The Group continues to do significant work and address challenges across five key themes: Fair banking, Supporting enterprise, Employee engagement, Safety and security, and Citizenship and environmental sustainability. For more information on the Group Sustainability programme, see pages 43 to 47.

Going concern
The Group's business activities and financial position, the factors likely to affect its future development and performance and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Business review. The risk factors which could adversely affect the Group's future results are set out on pages 405 to 422. The Group's regulatory capital resources and significant developments since 2009 and anticipated future developments are detailed in the Capital section on pages 126 to 133. The Funding and liquidity risk section, pages 134 to 142, describes the Group's funding and liquidity profile, including changes in key metrics, the build up of liquidity reserves and the outlook for 2011.

Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group and the company will continue in operational existence for the foreseeable future. Accordingly, the financial statements of the Group and of the company have been prepared on a going concern basis.

BBA disclosure code
In September 2010, the British Bankers' Association published its Code for Financial Reporting Disclosure. The code sets out five disclosure principles together with supporting guidance. The principles are that the Group and other major UK banks will provide high quality, meaningful and decision-useful disclosures; review and enhance their financial instrument disclosures for key areas of interest to market participants; assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance; seek to enhance the comparability of financial statement disclosures across the UK banking sector; and clearly differentiate in their annual reports between information that is audited and information that is unaudited. The Group's 2010 financial statements have been prepared in compliance with the code's principles.

Corporate governance
The company is committed to high standards of corporate governance. Details are given on pages 235 to 245. The corporate governance statement forms part of this Report of the directors.

Share capital
Details of the ordinary share capital and preference share capital at 31 December 2010 and movements during the year, are shown in Note 29 on the accounts.

Additional information
Where not provided elsewhere in the Report of the directors, the following additional information is required to be disclosed by Part 6 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

The rights and obligations attaching to the company's ordinary shares and preference shares are set out in the company's Articles of Association, copies of which can be obtained from Companies House in the UK or at www.rbs.com.

On a show of hands at a general meeting of the company every holder of ordinary shares and cumulative preference shares present in person or by proxy and entitled to vote shall have one vote. On a poll, every holder of ordinary shares present in person or by proxy and entitled to vote shall have one vote for every share held. On a poll, holders of cumulative preference shares present in person or by proxy and entitled to vote shall have four votes for every share held. The voting rights of holders of non-cumulative preference shares are set out in Note 29 on the accounts. The notices of Annual General Meetings and General Meetings specify the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting.

The cumulative preference shares represent less than 0.01% and the non-cumulative preference shares represent less than 0.73% of the total voting rights of the company respectively, the remainder being represented by the ordinary shares.

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). Pursuant to the Listing Rules of the Financial Services Authority (FSA), certain employees of the company require the approval of the company to deal in the company's shares.

The rules governing the appointment of directors are set out in the company's Articles of Association and on page 236. The company's Articles of Association may only be amended by a special resolution at a general meeting of shareholders.

A number of the company's share plans include restrictions on transfers of shares while shares are subject to the plans or the terms under which the shares were awarded.

The rights and obligations of holders of non-cumulative preference shares are set out in Note 29 on the accounts.

Except in relation to the Dividend Access Share, the company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights. There are no persons holding securities carrying special rights with regard to control of the company.

Under the rules of certain employee share plans, eligible employees are entitled to acquire shares in the company, and shares are held in trust for participants by The Royal Bank and Ulster Bank Dublin Trust Company as Trustees. Voting rights are exercised by the Trustees on receipt of participants' instructions. If a participant does not submit an instruction to the Trustee no vote is registered.

The Royal Bank of Scotland plc 1992 Employee Share Trust, The Royal Bank of Scotland Group plc 2001 Employee Share Trust and The Royal Bank of Scotland Group plc 2007 US Employee Share Trust hold shares on behalf of the Group's employee share plans. The voting rights are exercisable by the Trustees, however, in accordance with investor protection guidelines, the Trustees abstain from voting. The Trustees would take independent advice before accepting any offer in respect of their shareholdings for the company in a takeover bid situation.

Awards granted under the company's employee share plans may be met through a combination of newly issued shares and shares acquired in the market by the company's employee benefit trusts.

A change of control of the company following a takeover bid may cause a number of agreements to which the company is party to take effect, alter or terminate. All of the company's employee share plans contain provisions relating to a change of control. Outstanding awards and options may vest and become exercisable on change of control, subject where appropriate to the satisfaction of any performance conditions at that time and pro-rating of awards. In the context of the company as a whole, these agreements are not considered to be significant.

Directors

The names and brief biographical details of the directors are shown on pages 226 and 227.

Colin Buchan, Sandy Crombie, Philip Hampton, Stephen Hester, Penny Hughes, Joe MacHale, John McFarlane, Art Ryan, Philip Scott and Bruce Van Saun all served throughout the year and to the date of signing of the financial statements.

Gordon Pell retired as an executive director on 31 March 2010.

Brendan Nelson was appointed as a non-executive director on 1 April 2010.

Archie Hunter retired as a non-executive director on 28 April 2010.

All directors of the company will stand for re-election by shareholders at the 2011 Annual General Meeting and annually thereafter. Colin Buchan will stand down as a non-executive director on 5 August 2011 following the announcement of the Group's interim results, having served just over nine years on the Board.

Group General Counsel and Group Secretary

Miller McLean retired as Group General Counsel and Group Secretary on 30 April 2010. He was succeeded by Chris Campbell as Group General Counsel and Aileen Taylor as Group Secretary.

Directors' interests

The interests of the directors in the shares of the company at 31 December 2010 are shown on page 264. None of the directors held an interest in the loan capital of the company or in the shares or loan capital of any of the subsidiary undertakings of the company, during the period from 1 January 2010 to 23 February 2011.

Directors' indemnities

In terms of section 236 of the Companies Act 2006 (the "Companies Act"), Qualifying Third Party Indemnity Provisions have been issued by the company to directors, members of the Group's Executive and Management Committees and FSA Approved Persons.

In terms of section 236 of the Companies Act, Qualifying Pension Scheme Indemnity Provisions have been issued to all trustees of the Group's pension schemes.

Post balance sheet events

There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Shareholdings

The table below shows shareholders that have notified the Group that they hold more than 3% of the total voting rights of the company at 31 December 2010.

Solicitor For The Affairs of Her Majesty's Treasury as Nominee for Her Majesty's Treasury	Number of shares	% held
Ordinary shares	39,644,835,194	67.8
B shares (non-voting)	51,000,000,000	100.0

Charitable contributions
In 2010, the Group's overall community contribution was £56.1 million (2009 - £63.9 million). The total amount given for charitable purposes by the company and its subsidiary undertakings during the year ended 31 December 2010 was £29.6 million (2009 - £34.7 million).

To ensure it makes its community investments as effective as possible, the Group's policy is to focus its resources on a small number of substantial strategic programmes. These are issues most relevant to a financial institution and relate broadly to financial education, supporting enterprise and microfinance and the charitable endeavours of employees.

Political donations
At the Annual General Meeting in 2010, shareholders gave authority under Part 14 of the Companies Act, for a period of one year, for the company (and its subsidiaries) to make political donations and incur political expenditure up to a maximum aggregate sum of £500,000. This authorisation was taken as a precaution only, as the company has a longstanding policy of not making political donations or incurring political expenditure within the ordinary meaning of those words. Shareholders will be asked to renew this authorisation at the Annual General Meeting in 2011.

During 2010, the Group made no political donations in the UK or EU. In keeping with the Group's employment policies, Coutts & Company allowed a member of staff paid leave during the year to stand for election at the UK General Election. This might constitute political expenditure for the purposes of the Companies Act, as the definition in the Companies Act is capable of having a very wide meaning. The amount of expenditure in relation to the paid leave was £2,128.

RBS Services Australia Limited, a company acquired by the Group through its acquisition of ABN AMRO, made donations of AUS$126,552 (£75,397) during 2010 to Australian political parties and Australian party-affiliated fundraising vehicles. These payments were fully compliant with ABN AMRO policy and Australian electoral law. No further donations will be made and it is not proposed that the Group's longstanding policy of not making contributions to any political party be changed.

Policy and practice on payment of creditors
The Group is committed to maintaining a sound commercial relationship with its suppliers. Consequently, it is the Group's policy to negotiate and agree terms and conditions with its suppliers, which include the giving of an undertaking to pay suppliers within 30 days of receipt of a correctly prepared invoice submitted in accordance with the terms of the contract or such other payment period as may be agreed.

At 31 December 2010, the Group's trade creditors represented 29 days (2009 - 30 days) of amounts invoiced by suppliers.

Directors' disclosure to auditors
Each of the directors at the date of approval of this report confirms that:

(a) so far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and

(b) the director has taken all the steps that he/she ought to have taken as a director to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act.

Auditors
The auditors, Deloitte LLP, have indicated their willingness to continue in office. A resolution to re-appoint Deloitte LLP as the company's auditors will be proposed at the forthcoming Annual General Meeting.

By order of the Board

Aileen Taylor
Secretary
23 February 2011

The Royal Bank of Scotland Group plc
is registered in Scotland No. 45551

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2010, the company has complied with all of the provisions of the Combined Code issued by the Financial Reporting Council in June 2008 (the "Code") except in relation to the provision that the Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. The company considers that this is a matter which should rightly be reserved for the Board. No director is involved in decisions regarding his or her own remuneration.

Although not applicable to the current accounting period, the company has also complied with the main provisions of the UK Corporate Governance Code issued by the Financial Reporting Council in May 2010 (the "new Code") except as noted above. The company has also taken steps to implement the recommendations arising from the review of governance in banks and financial institutions undertaken by Sir David Walker (the "Walker Review"), details of which are described in this section. A copy of the new Code can be found at http://www.frc.org.uk/corporate.

The company has also complied in all material respects with the Financial Reporting Council Guidance on Audit Committees issued in December 2010.

Under the US Sarbanes-Oxley Act of 2002 (the "Act"), specific standards of corporate governance and business and financial disclosures apply to companies with securities registered in the US. The company complies with all applicable sections of the Act.

The New York Stock Exchange

As a foreign issuer with American Depositary Shares representing ordinary shares, preference shares and debt securities listed on the New York Stock Exchange (the "NYSE"), the company must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under the NYSE corporate governance listing standards. In addition, the company must comply fully with the provisions of the listing standards that relate to the composition, responsibilities and operation of audit committees. These provisions incorporate the relevant rules concerning audit committees of the US Securities Exchange Act of 1934 ("Exchange Act").

The company has reviewed its corporate governance arrangements and is satisfied that these are consistent with the NYSE's corporate governance listing practices, with the exception that the Chairman of the Board is also the Chairman of the Nominations Committee, which is permitted under the Code (since the Chairman was considered independent on appointment). The company's Audit, Board Risk, Remuneration and Nominations Committees are otherwise composed solely of non-executive directors deemed by the Board to be independent. The NYSE corporate governance listing standards also require that a compensation committee has direct responsibility to review and approve the Group Chief Executive's remuneration.

As stated above, in the case of the company, the Board, rather than the Remuneration Committee, reserves the authority to make the final determination of the remuneration of the Group Chief Executive.

The Audit Committee complies with the provisions of the NYSE corporate governance listing standards that relate to the composition, responsibilities and operation of audit committees. In May 2010, the company submitted its required annual written affirmation to the NYSE confirming its full compliance with those and other applicable provisions. More detailed information about the Audit Committee and its work during 2010 is set out in the Audit Committee report on pages 240 to 243.

Board of directors

The Board is the main decision-making forum for the company. It has overall responsibility for management of the business and affairs of the Group, the establishment of Group strategy and the allocation and raising of capital, and is accountable to shareholders for financial and operational performance. The Board considers strategic issues and ensures the Group manages risk effectively through approving and monitoring the Group's risk appetite, considering Group stress scenarios and agreed mitigants and identifying longer term strategic threats to the Group's business operations. The Board has a formal schedule of matters detailing key aspects of the company's affairs reserved to it for its decision. This schedule is reviewed bi-annually.

The roles of Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all executive and non-executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with the authority delegated by the Board. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and the Group Finance Director.

All directors participate in discussing strategy, performance and the financial and risk management of the company. Meetings of the Board are structured to allow sufficient time for consideration of all items and the Chairman encourages constructive challenge and debate.

For 2010, eleven Board meetings were scheduled. Individual attendance at these meetings is set out on page 238. The directors were supplied with comprehensive papers in advance of each Board meeting. The Group Chief Executive provides a written report on business activities at each Board meeting. Members of executive management attend and make regular presentations at meetings of the Board. The Chairman and the non-executive directors meet at least once per year without executive directors present.

The Board is aware of the other commitments of its directors and has established procedures for ensuring that the Board's powers for authorising directors' conflicts of interest are being operated effectively. With effect from 1 October 2008, the Companies Act introduced a statutory duty on directors to avoid conflicts of interest unless authorised. Since that date, the Board has considered, and where appropriate authorised, any actual or potential conflicts of interests that directors may have.

Board balance and independence

The Board currently comprises the Chairman, two executive directors and eight independent non-executive directors, one of whom is the Senior Independent Director. The Board functions effectively and efficiently and is considered to be of an appropriate size. The directors provide the Group with the knowledge, mix of skills and experience required. The Board Committees comprise directors with a variety of relevant skills and experience so that no undue reliance is placed on any individual.

The non-executive directors combine broad business and commercial experience with independent and objective judgement. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership and maintain the highest standards of integrity across the Group's business activities.

The Board considers that the Chairman was independent on appointment and all non-executive directors are independent for the purposes of the Code. The standard terms and conditions of the appointment of non-executive directors are available on the Group's website (www.rbs.com) and copies are available on request.

Re-election of directors

In accordance with the provisions of the new Code, all directors of the company will stand for re-election by shareholders at the company's 2011 Annual General Meeting and annually thereafter. Colin Buchan will stand down as a non-executive director on 5 August 2011 following the announcement of the Group's interim results, having served just over nine years on the Board.

The names and biographical details of directors are shown on pages 226 and 227. Further information in relation to the company's Annual General Meeting can be found in the Chairman's letter to shareholders.

Information, induction and professional development

All directors receive accurate, timely and clear information on all relevant matters, and have access to the advice and services of the Group Secretary who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. In addition, all directors are able, if necessary, to obtain independent professional advice at the company's expense.

In line with recommendations of the Walker Review and the new Code, the company has reviewed the induction programme for new directors. Each new director receives a formal induction on joining the Board, including visits to the Group's major businesses and meetings with directors and senior management and key stakeholders. The induction is tailored to the director's specific requirements.

The company has undertaken a comprehensive review of the ongoing professional development programme for directors. Directors are advised of appropriate training and professional development opportunities and undertake the training and professional development they consider necessary in assisting them to carry out their duties as a director.

Performance evaluation

Following the external Board evaluation carried out in 2009, a number of initiatives were implemented aimed at improving the overall performance and effectiveness of the Board, including greater advance planning in relation to Board agendas to allow more in-depth discussion of businesses and enhancement of Board engagement in risk management and setting risk appetite.

A formal and rigorous internal evaluation of the performance of the Board and Nominations Committee during 2010 was carried out by the Group Secretary. A detailed framework of questions was used to structure individual meetings held by the Group Secretary with each director and regular meeting attendees. The Group Secretary then discussed the outcomes and recommendations with the Chairman. Amongst the areas reviewed were the role and organisation of the Board and Board Committees, Board and Committee composition, Board processes, the structure and frequency of meetings, Board performance and reporting, strategy and risk management and external relationships, including those with shareholders and regulators.

The Board has considered and discussed reports on the outcomes of the evaluation and is satisfied with the way in which the evaluation was conducted. The evaluation concluded that the Board is strong and operating effectively, headed by an excellent Chairman, who facilitates good, constructive debate. Generally, the Board is viewed as currently being of the appropriate size and has a good dynamic, although Board composition should be kept under continual review to ensure that the correct balance of skills and experience is maintained, particularly on Board Committees. On the structure of Board meeting agendas it was suggested that greater time could be allocated for discussions on key issues to allow in-depth focus on items which are material to the Group and to encourage an emphasis on debate and discussion rather than formal presentation.

Separate in-depth evaluations were carried out for each of the Audit Committee, Board Risk Committee and Remuneration Committee by the Group Secretary, where appropriate in conjunction with the Committee Chair. Further information on the evaluations carried out in relation to the Audit Committee, Board Risk Committee and Remuneration Committee is set out on pages 243, 245 and 249 respectively.

Additionally, directors were asked to provide feedback on their fellow directors. This feedback was shared with each director by the Chairman, who met with each director individually to discuss their own performance and ongoing professional development.

Separately, the Senior Independent Director canvassed the views of the executive directors and met with the non-executive directors as a group, without the Chairman present, to consider the Chairman's performance. Feedback was sought on governance and stewardship of the Group, relationships with key external and internal stakeholders, execution of the Group's Strategic Plan and delivery of value and return to shareholders. The Senior Independent Director also canvassed views from United Kingdom Financial Investments Limited (UKFI) and the FSA. The results of this were then shared with the Chairman who agreed to consider the points raised and provide separate responses in due course.

Board Committees
In order to provide effective oversight and leadership, the Board has established a number of Board Committees with particular responsibilities. The Committee chairmanship and membership are reviewed on a regular basis. The names and biographies of all Board Committee members are set out on pages 226 and 227.

The terms of reference of the undernoted committees are available on the Group's website (www.rbs.com) and copies are available on request.

Audit Committee
The Audit Committee is comprised of at least three independent non-executive directors. The Audit Committee held seven scheduled meetings in 2010.

The Audit Committee is responsible for assisting the Board in discharging its responsibilities in relation to the disclosure of the financial affairs of the Group. The Audit Committee reviews the accounting policies, financial reporting and regulatory compliance practices of the Group, the Group's system and standards of internal controls, monitors the Group's processes for internal audit and external audit and reviews the practices of the Divisional Risk and Audit Committees. The Audit Committee report is set out on pages 240 to 243.

Board Risk Committee
The Board Risk Committee is comprised of at least three independent non-executive directors. The Board Risk Committee held six scheduled meetings and three additional meetings in 2010.

The Board Risk Committee is responsible for providing oversight and advice to the Board in relation to current and potential future risk exposures of the Group and future risk strategy, including determination of risk appetite and tolerance. The Board Risk Committee report is set out on pages 244 and 245.

Remuneration Committee
The Remuneration Committee is comprised of at least three independent non-executive directors. The Remuneration Committee held nine scheduled meetings and six additional meetings in 2010.

The Remuneration Committee is responsible for the overview of the Groups remuneration policy and remuneration governance framework, ensuring that remuneration arrangements are consistent with and promote effective risk management. The committee also makes recommendations to the Board on the remuneration arrangements for executive directors.

The Remuneration Report, including a letter from the Chair of the Remuneration Committee, is set out on pages 246 to 263.

Nominations Committee
All non-executive directors are members of the Nominations Committee which is chaired by the Chairman of the Group. The Group Chief Executive is invited to attend meetings. The Nominations Committee holds at least two scheduled meetings per year, and also meets on an ad hoc basis as required.

The Nominations Committee is responsible for:

- assisting the Board in the formal selection and appointment of directors having regard to the overall balance of skills, knowledge, experience and diversity on the Board;
- reviewing the structure, size and composition of the Board and making recommendations to the Board on any appropriate changes;
- reviewing membership and Chairmanship of Group Board Committees; and
- considering succession planning for the Chairman, Group Chief Executive and non-executive directors, taking into account the skills and expertise which will be needed on the Board in the future. No director is involved in decisions regarding his or her own succession.

The Nominations Committee engages with external consultants, considers potential candidates and recommends appointments of new directors to the Board.

Group Sustainability Committee
The Group Sustainability Committee (GSC) was established in 2009 and is chaired by the Senior Independent Director. The GSC is responsible for reviewing the Group's overall sustainability strategy, values and policies and aligning the Group's approach to social, environmental and ethical issues. All key business areas are represented on the GSC and it is attended by the Group Chairman. For more information on the governance framework which supports the GSC see page 44.

Further details of the Group's sustainability policies are available on www.rbs.com/sustainability and in the Annual Sustainability Report.

Meetings

The number of scheduled meetings of the Board and the Audit, Board Risk, Remuneration and Nominations Committees and individual attendance at these meetings by members in 2010 is shown below.

In addition to scheduled meetings, 15 additional meetings of the Board and Committees of the Board were held during 2010, including meetings to consider and approve financial statements. There were also three additional meetings of the Board Risk Committee and six additional meetings of the Remuneration Committee during 2010.

	Board	Audit	Board Risk	Remuneration	Nominations
Total number of scheduled meetings in 2010	11	7	6	9	2
Number of meetings attended in 2010					
Philip Hampton	11				2
Stephen Hester	11				
Colin Buchan (1)	10	6	6	4	2
Sandy Crombie	11		6	9	2
Penny Hughes	11			9	2
Joe MacHale (2)	11	3	5		2
John McFarlane	11			9	2
Brendan Nelson (3)	8	4	3		2
Art Ryan (4)	6				1
Philip Scott	10	7	6		1
Bruce Van Saun	11				
Former directors					
Archie Hunter (5)	4	3	3		
Gordon Pell (6)	2				

Notes:
(1) Stood down from the Remuneration Committee with effect from 1 June 2010.
(2) Stood down from the Audit Committee with effect from 30 April 2010.
(3) Appointed as a director on 1 April 2010.
(4) Unable to attend a number of Board and Committee meetings during 2010 due to family illness.
(5) Ceased to be a director on 28 April 2010.
(6) Ceased to be a director on 31 March 2010.

Relations with shareholders

The company communicates with shareholders through the Annual Report and Accounts and by providing information in advance of the Annual General Meeting. Individual shareholders can raise matters relating to their shareholdings and the business of the Group at any time throughout the year primarily by letter, telephone or email via the Group's website (www.rbs.com/ir).

Shareholders are given the opportunity to ask questions at the Annual General Meeting or submit written questions in advance. The chairmen of the Audit, Board Risk, Remuneration and Nominations Committees are available to answer questions at the Annual General Meeting. The Senior Independent Director is also available.

Communication with the company's largest institutional shareholders is undertaken as part of the Investor Relations programme:

- The Group Chief Executive meets regularly with UKFI, the organisation set up to manage the Government's investments in financial institutions, to discuss the strategy and financial performance of the Group. He also undertakes an annual programme of meetings with the company's largest institutional shareholders, as does the Group Finance Director.
- The Chairman independently meets with the Group's largest institutional shareholders annually to hear their feedback on management, strategy, business performance and corporate governance. Additionally, the Chairman, Senior Independent Director and chairs of the Board Committees met with the governance representatives of a number of institutional shareholders during the year.
- The Senior Independent Director is available if any shareholder has concerns that they feel are not being addressed through the normal channels.
- The Chair of the Remuneration Committee consults with institutional shareholders in respect of the Group's remuneration policy.

Throughout the year, the Chairman, Group Chief Executive and Group Finance Director communicate shareholder feedback to the Board and the directors receive independent analyst notes and reports reviewing share price movements and the Group's performance against the sector. Detailed market and shareholder feedback is also provided to the Board after major public announcements such as earnings releases. The arrangements used to ensure that directors develop an understanding of the views of major shareholders are considered as part of the annual Board evaluation.

Internal control

The Board of directors is responsible for the Group's system of internal control that is designed to facilitate effective and efficient operations and to ensure the quality of internal and external reporting and compliance with applicable laws and regulations. In devising internal controls, the Group has regard to the nature and extent of the risk, the likelihood of it crystallising and the cost of controls. A system of internal control is designed to manage, but not eliminate, the risk of failure to achieve business objectives and can only provide reasonable, and not absolute, assurance against the risk of material misstatement, fraud or losses.

The Board has established a process for the identification, evaluation and management of the significant risks faced by the Group, which operated throughout the year ended 31 December 2010 and to 23 February 2011, the date the directors approved the Report and Accounts. This is confirmed by a process which requires senior members of the executive and management to certify that they have assessed the adequacy and effectiveness of their internal control framework and the compliance of their business with Group policies and associated standards (in accordance with the Group Policy Framework), and they meet the requirements of Sarbanes-Oxley Section 404 and the UK Corporate Governance Code Section C2. The policies that govern these processes, and reports on internal controls arising from them, are regularly reviewed by the Board and meet the requirements of the guidance 'Internal Control: Revised Guidance for Directors on the Combined Code' issued by the Financial Reporting Council in October 2005. Enhancements have been made to the Risk Management framework throughout 2010 and further improvements will be made in 2011.

The effectiveness of the Group's internal control system is reviewed regularly by the Board, the Audit Committee and the Board Risk Committee. Executive management committees or boards of directors in each of the Group's businesses receive regular reports on significant risks facing their business and how they are being controlled. In addition, the Board receives monthly risk management reports. Details of the Group's approach to risk management are given in the Risk and balance sheet management section, on pages 119 to 125 of the Business review. The Audit Committee has received confirmation that management has taken, or is taking, the necessary action to remedy any failings or weaknesses identified through the operation of the Group framework of controls.

The Group's independent auditors present to the Audit Committee reports that include details of any significant internal control matters which they have identified. The system of internal controls of the authorised institutions and other regulated entities in the Group is also subject to regulatory oversight in the UK and overseas. Additional details of the Group's regulatory oversight are given in the Supervision and Regulatory developments and reviews sections on pages 397 to 399.

Internal control over financial reporting

The Group is required to comply with Section 404 of the US Sarbanes-Oxley Act of 2002 and assess the effectiveness of internal control over financial reporting as of 31 December 2010.

The Group assessed the effectiveness of its internal control over financial reporting as of 31 December 2010 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in 'Internal Control - Integrated Framework'.

Based on its assessment, management has concluded that, as of 31 December 2010, the Group's internal control over financial reporting is effective.

The Group's auditors have audited the effectiveness of the Group's internal control over financial reporting and have given an unqualified opinion.

Management's report on the Group's internal control over financial reporting will be filed with the Securities and Exchange Commission at the same time as the Annual Report on Form 20-F.

Disclosure controls and procedures

As required by US regulations, the effectiveness of the company's disclosure controls and procedures (as defined in the rules under the Exchange Act) have been evaluated. The evaluation concluded that the company's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal control

There was no change in the company's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Audit Committee Report by Brendan Nelson, Chairman

Membership

I assumed the role of Chairman of the Audit Committee on 28 April 2010, following the retirement of Archie Hunter. The current members of the Committee are Colin Buchan, Philip Scott and myself. Joe MacHale stood down from the Audit Committee with effect from 30 April 2010 and is now a member of the Board Risk Committee and Asset Protection Scheme (APS) Senior Oversight Committee.

All members of the Audit Committee are independent non-executive directors. Colin Buchan and Philip Scott served throughout 2010, and I became a member of the Committee with effect from 1 April 2010. Attendance of each member at meetings of the Audit Committee in 2010 is shown on page 238.

The members of the Audit Committee are also members of the Board Risk Committee. This common membership ensures effective governance across all Finance and Risk issues, and that agendas are aligned and overlap is avoided. The Audit and Board Risk Committees also have strong links with the Remuneration Committee, with particular regard to ensuring that relevant Finance and Risk matters are factored into the determination of appropriate levels of compensation.

The Board is satisfied that all Audit Committee members have recent and relevant financial experience, and that each member of the Audit Committee is an 'Audit Committee Financial Expert' and is independent, each as defined in the SEC rules under the Exchange Act and related guidance. I am a Chartered Accountant, a member of the Institute of Chartered Accountants of Scotland and a former Vice Chairman of KPMG in the UK; Philip Scott is a fellow of the Institute of Actuaries and a former Group Finance Director of Aviva plc; and Colin Buchan is a Fellow of the Chartered Institute of Bankers of Scotland and was a member of the group management board at UBS AG. The members of the Audit Committee are selected with a view to the expertise and experience of the Audit Committee as a whole, and the Audit Committee reports to the Board as a single entity.

Responsibilities

The Audit Committee's primary responsibilities are to:

- assist the Group, The Royal Bank of Scotland plc and National Westminster Bank Plc Boards in discharging their responsibilities and in making all relevant disclosures in relation to the financial affairs of the Group;
- review accounting and financial reporting and regulatory compliance;
- review the Group's systems of internal control; and
- monitor the Group's processes for internal audit and external audit.

The terms of reference of the Audit Committee are available at www.rbs.com and these are considered annually by the Audit Committee and approved by the Board.

The Audit Committee is satisfied that it has complied with the relevant provisions of the Code and the new Code.

Audit Committee Chairman

As Chairman of the Audit Committee, I play a leading role in the setting of the annual agenda planner for the Committee and with the agenda for each Committee meeting. Prior to every Committee meeting, I hold meetings with each of the Head of Group Internal Audit, the external auditors, the Group Finance Director and the Group Chief Accountant. These meetings are instrumental in ensuring that I am briefed on all relevant issues and that these are brought to the attention of the Audit Committee.

Meetings and visits

A total of seven meetings of the Audit Committee were held in 2010, including meetings held immediately prior to the submission of the interim and annual financial statements to the Boards and the quarterly Interim Management Statements. Audit Committee meetings are attended by relevant executive directors, the internal and external auditors and Finance and Risk management executives. Other executives, subject matter experts and external advisers are also invited to attend the Audit Committee, as required, to present and advise on reports commissioned by the Committee. At least twice per annum the Audit Committee meets privately with the external auditors.

The Audit Committee's annual programme of visits to the Group's business divisions and control functions continued in 2010, and these are now also attended by the Board Risk Committee. The object of the programme is to allow the Audit Committee and the Board Risk Committee to gain a better understanding of the Group and an invitation to attend is extended to all non-executive directors. The programme of future visits is considered annually. The Audit Committee and the Board Risk Committee undertook six visits in 2010. These were to the Global Banking & Markets business; the Non-Core Division, Global Restructuring Group and the Asset Protection Scheme; Major Change Projects ongoing in the Group; the US Asset-backed Securities business; Risk Management and the Global Banking & Markets, Global Transaction Services and Private Banking businesses in Asia.

Work in 2010

During 2010, the work of the Audit Committee focused on a number of key areas, including:

- accounting, financial reporting and regulatory compliance;
- impairments and fair values;
- standards of internal control, including the work of the internal and external auditors;
- provisioning and credit exposures;
- general insurance reserves; and
- the work and role of Divisional Risk and Audit Committees in so far as they relate to the work of the Committee.

The Audit Committee received regular updates on accounting issues and developments from both the Group Chief Accountant and from the external auditors, who presented for approval to the Committee their audit plan, their audit fee proposal and engagement letter, as well as confirmation of their independence and a comprehensive report of all non-audit fees.

In addition the external auditors provided the Audit Committee with reports summarising their main observations and conclusions arising from their year end audit, their half year review and their work in connection with the first and third quarters, *inter alia*, inclusive of their comments on the issues set out below; and their recommendations for enhancements to the Group's reporting and controls.

The Audit Committee focused on a number of salient judgments and reporting issues in the preparation of the 2010 accounts, including:

- valuation methodologies and assumptions for financial instruments carried at fair value including the Group's credit market exposures and the disclosures provided;
- actuarial assumptions for the Group Pension Fund;
- impairment losses in the Group's portfolio of loans and advances and available-for-sale securities;
- impairment of goodwill and other purchased intangible assets;
- the Group's tax position, including the treatment of deferred tax assets; and
- compliance with the requirements of the Sarbanes-Oxley Act 2002.

In its consideration of each of these issues, the aims of the Audit Committee have been to:

- understand and challenge the valuation and other accounting judgments made by management;
- review the conclusions of the external auditors and, where applicable, other experts and to understand how they came to their conclusions; and
- satisfy itself that the disclosures in the financial statements about these estimates and valuations are transparent and appropriate.

The Audit Committee was regularly advised of whistleblowing events which occurred within the Group; of complaints raised with members of the Group's executive team; of significant internal investigations undertaken within the Group; and of internal regulatory reviews and investigations.

Group Internal Audit's role is to continuously assess how operating risks are being managed and controlled throughout the Group and report regularly to the Group Executive and Audit Committee on the results of these assessments; and to influence the continuous development of the risk management and control process through sharing best practice.

The Audit Committee oversees the work of Group Internal Audit, and receives a quarterly report from the Head of Group Internal Audit. This report rates the quality of the control environment of all the Group's divisions and of management's level of awareness on these matters. Group Internal Audit report to the Committee on areas where improvements are required to the control environment. The Audit Committee actively monitors these reports and ensures relevant matters raised are dealt with in a timely and appropriate manner. These reports offer the Audit Committee oversight of Group Internal Audit's work, and allow the Audit Committee to monitor the level of internal control within the Group.

The Audit Committee oversees the Group's compliance with the rules of the APS, and reviews regular progress reports from RBS Risk Management.

Relevant management also presented on a number of specific reporting, compliance and internal control matters.

As far as it can determine, the Audit Committee received all the information and material it required to allow it to meet its obligations in respect of the 2010 financial statements.

External auditors

Deloitte LLP has been the company's auditors since March 2000.

The Audit Committee undertakes an annual evaluation to assess the independence and objectivity of the external auditors and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements. The annual evaluation is carried out following completion of the annual accounts and audit.

In assessing the effectiveness of the Group's external auditors the Audit Committee has regard to:

- the experience and expertise of the senior members of the engagement team;
- the proposed scope of the audit work planned and executed;
- the quality of the dialogue between the external auditors, the Committee and senior management;
- the clarity, quality and robustness of written reports presented to the Committee setting out the external auditor's findings arising from the audit;
- the quality of the observations provided to the company by the external auditor on the Group's systems of internal control; and
- the views of management on the performance of the external auditors.

The outcomes of the evaluation were considered by the Audit Committee and Board.

In addition to the annual evaluation performed by the Audit Committee, the external auditors conduct their own annual review of audit quality.

Twelve service criteria for the audit have been defined by the external auditors to measure their performance against the quality commitments set out in their annual audit plan, under the headings of "quality of audit approach and conduct", "independence and objectivity", "quality of the team" and "value added". A questionnaire is completed by each Divisional CFO and each Divisional Risk and Audit Committee chairman after the completion of the annual audit and by relevant members of Group management and the Audit Committee. A follow up interview is held with each of them by senior partners independent of their immediate service teams. The results of this exercise will be presented to the Audit Committee, with actions defined and agreed to address any areas where performance has fallen below expected standards.

The external auditors are required to rotate the lead audit partner responsible for the audit every five years and, in 2010, a new audit partner was appointed to lead the audit for the year ending 31 December 2010. There are no contractual obligations restricting the company's choice of external auditor.

The Audit Committee is responsible for making recommendations to the Board in relation to the appointment, re-appointment and removal of the external auditors. In order to make a recommendation to the Board, the Audit Committee consider and discuss the performance of the external auditor in the previous year, taking account of the outcomes of the annual evaluation carried out. The Board submits the Audit Committee's recommendations to shareholders for their approval at the Annual General Meeting. The Board has endorsed the Audit Committee's recommendation that shareholders be requested to approve the reappointment of Deloitte LLP as external auditors at the Annual General Meeting in April 2011.

The Audit Committee approves the terms of engagement of the external auditors. The Audit Committee also fixes the remuneration of the external auditors as authorised by shareholders at the Annual General Meeting.

Audit and non-audit services

The Audit Committee has adopted a policy on the engagement of the external auditors to supply audit and non-audit services, which takes into account relevant legislation regarding the provision of such services by an external audit firm.

In particular, the Group may not engage the external auditors to provide any of the non-audit services described below:

- bookkeeping or other services related to the accounting records or financial statements;
- financial information systems design and implementation;
- appraisal or valuation services, fairness opinions or contribution-in-kind reports;
- actuarial services;
- internal audit outsourcing services;
- management functions or human resources;
- broker or dealer, investment adviser, or investment banking services;
- legal services and expert services unrelated to the audit; or
- other services determined to be impermissible by the US Public Company Accounting Oversight Board.

The Audit Committee reviews the policy annually and prospectively approves the provision of audit services and certain non-audit services by the external auditors.

Annual audit services include all services detailed in the annual engagement letter including the annual audit and interim reviews (including US reporting requirements) and periodic profit verifications.

Annual audit services also include statutory or non-statutory audits required by any Group companies that are not incorporated in the UK. Terms of engagement for these audits are agreed separately with management, and are consistent with those set out in the audit engagement letter insofar as local regulations permit.

Prospectively approved non-audit services include the following classes of service:

- capital raising, including consents, comfort letters and relevant reviews of registration statements;
- provision of accounting opinions relating to the financial statements of the Group;
- provision of reports that, according to law or regulation, must be rendered by the external auditors;
- tax compliance services;
- permissible services relating to companies that will remain outside the Group;
- restructuring services relating to the Group's customers; and
- reports providing assurance to third parties over certain of the Group's internal controls prepared under US Statement of Auditing Standards 70 or similar auditing standards in other jurisdictions.

For all other permitted non-audit services, Audit Committee approval must be sought, on a case by case basis, before the provision of the service commences. In August 2010, the Audit Committee approved changes to the existing non-audit services policy. The new streamlined process allows for the Chairman of the Audit Committee (or, in his absence, a designated delegate) to approve any non-audit services request with a value under £100,000. Any request with a value above this amount must be approved by the full Audit Committee. To ensure good governance all requests, regardless of financial limits, have to be approved by the Group Chief Accountant and Group Sourcing and Vendor Management. At each Audit Committee meeting, any non-audit services requests which have been approved since the previous meeting are considered for ratification.

In addition, the Audit Committee reviews and monitors the independence and objectivity of the external auditors when it approves non-audit work to be carried out by them, taking into consideration relevant legislation, ethical guidance and the level of non-audit services relative to audit services. The approval process is rigorously applied to prevent the auditors from functioning in the role of management, auditing their own work, or serving in an advocacy role. Information on the audit and non-audit services carried out by the external auditors is detailed in Note 5 to the Group's accounts.

Performance evaluation

An external review of the effectiveness of the Audit Committee takes place every three to five years, with internal reviews by the Board continuing in the intervening years. An internal review of the effectiveness of the Audit Committee during 2010 was conducted. The evaluation used detailed questionnaires and individual meetings were held with each member. Amongst the areas reviewed were the role of the Committee, composition, meetings and processes, performance and reporting, policy and procedures, divisional committees, induction and continuing professional development and communication.

The evaluation concluded that the Audit Committee operated effectively throughout 2010. The Committee was seen as effective in meeting its objectives, with members willing to spend the time necessary to do a good job. It was agreed that the new Chairman was a strong addition to the Committee, in particular given his strong financial background. The evaluation concluded that, whilst the Committee was of the appropriate size to discharge its responsibilities and the members had the appropriate skills and experience, Committee composition should be kept under review to ensure that the correct balance of skills and experience is maintained. The training and specific sessions on individual businesses and divisions were highly rated.

The Committee has considered and discussed the report on the outcomes of the evaluation and is satisfied with the way in which the evaluation has been conducted, the conclusions and the recommendations for action. The outcomes of the evaluation have been reported to the Board and the actions are being progressed.

An external review of the effectiveness of Group Internal Audit takes place every three to five years, in line with best practice, with internal reviews continuing in the intervening years. In 2010, an external review was conducted by Ernst & Young. In May 2010, the Audit Committee was presented with the final report by Ernst & Young. The report found that Group Internal Audit was compliant with all relevant professional standards.

In January 2011 the Audit Committee undertook an internal evaluation of Group Internal Audit. The Committee sought views from members and attendees of the Committee, the external auditor, Divisional Chief Executive Officers and Finance Directors, Divisional Risk and Audit Committee and subsidiary audit committee Chairmen. The evaluation concluded that Group Internal Audit had operated effectively throughout 2010.

Divisional Risk and Audit Committees

Since 2005, Divisional Audit Committees have been responsible for reviewing each division's business. Following the creation of the Board Risk Committee in January 2010, the Group's Divisional Audit Committees became Divisional Risk and Audit Committees and their terms of reference were revised to ensure full alignment with the Audit Committee and Board Risk Committee. With input from the Audit Committee, Board Risk Committee, Group Finance and Group Risk, a new framework was approved by the Audit Committee and Board Risk Committee in December 2010 and implemented in January 2011.

Brendan Nelson
Chairman of the Audit Committee
23 February 2011

Board Risk Committee Report by Philip Scott, Chairman

Membership
I have been Chairman of the Board Risk Committee since its formation in January 2010, and I am a member of the Committee along with Colin Buchan, Sandy Crombie, Brendan Nelson and Joe MacHale. We all served throughout 2010 with the exception of Brendan Nelson who became a member of the Committee with effect from 1 April 2010. All members of the Board Risk Committee are independent non-executive directors. Attendance of each member at meetings of the Board Risk Committee in 2010 is shown on page 238.

Archie Hunter was a member of the Board Risk Committee until 28 April 2010 when he stood down as a non-executive director at the end of his existing term.

Colin Buchan, Brendan Nelson and I are also members of the Audit Committee. This common membership ensures effective governance across all Finance and Risk issues, and that agendas are aligned and overlap is avoided. The Board Risk Committee and Audit Committee also have strong links with the Remuneration Committee, with particular regard to ensuring that relevant Finance and Risk matters are factored in to the determination of appropriate levels of compensation.

The Board Risk Committee is responsible for:

- providing oversight and advice to the Group, The Royal Bank of Scotland plc and National Westminster Bank Plc Boards (the "Boards") in relation to current and potential future risk exposures of the Group and risk strategy, including determination of risk appetite and tolerance;
- reviewing the performance of the Group relative to risk appetite;
- assisting on such other matters as may be referred to it by the Boards;
- oversight of the effectiveness of key Group policies, referred to as the Group Policy Framework;
- promoting a risk awareness culture within the Group; and
- reporting to the Group Board, identifying any matters within its remit in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

The terms of reference of the Board Risk Committee are available at www.rbs.com and these are considered annually by the Board Risk Committee and approved by the Board.

Qualitative and quantitative information regarding the risks arising from the Group's financial instruments required under International Financial Reporting Standard 7 are incorporated within the financial statements and Business review.

Meetings and visits
A total of nine meetings of the Board Risk Committee were held during 2010. Meetings are held as soon as practicable prior to Audit Committee meetings to ensure that the work of the two Committees is coordinated and consistent. A meeting is held immediately prior to submission of the interim and annual financial statements to the Board and the quarterly Interim Management Statements. This core programme is supplemented by additional meetings as required. Board Risk Committee meetings are attended by relevant executive directors, risk management, finance executives and the internal auditors. External advice may be sought by the Board Risk Committee where considered appropriate.

The Board Risk Committee took part in an annual programme of visits to the Group's business divisions and control functions in 2010, along with the Audit Committee. The object of the programme is to allow the Board Risk Committee and the Audit Committee to gain a better understanding of the Group and an invitation to attend is extended to all non-executive directors. The programme of future visits is considered annually. The Board Risk Committee and the Audit Committee undertook six visits in 2010. These were to the Global Banking & Markets business; the Non-Core Division, Global Restructuring Group and the Asset Protection Scheme; Major Change Projects ongoing in the Group; the US Asset-backed Securities business; Risk Management and the Global Banking & Markets, Global Transaction Services and Private Banking businesses in Asia.

Work in 2010
During 2010, the work of the Board Risk Committee focused on a wide range of matters, including the following key areas:

- risk strategy and policy;
- risk profile;
- risk appetite, framework and limits;
- risk management operating model; and
- remuneration.

At each meeting of the Board Risk Committee, the Group Chief Risk Officer provided the Committee with a presentation on the key risk issues faced by the Group. An update was also given on the key issues discussed at the Group's Executive Risk Forum. In 2010 the Board Risk Committee considered a range of matters including:

- the Group's economic capital model;
- the structured credit portfolio;
- the output of stress testing and scenario planning;
- the operational plan for the Group's risk management function including organisation, resource and budget;
- treating customers fairly and customer complaints; and
- remuneration strategy and policy, including recommendations to the Remuneration Committee.

The Board Risk Committee played a key oversight role in the review, design and implementation of risk management and measurement strategies and risk management policy across the Group.

The Board Risk Committee considered the Group's risk profile relative to current and future Group strategy. The Committee reported to the Board following each meeting on its consideration of the risk profile of the Group and any longer term macro or perceived strategic threats to the Group and made recommendations as appropriate.

The Group Policy Framework provides a basis for ongoing self-assessment of appropriate risk appetite. The Board Risk Committee received regular reports on the development of the Group Policy Framework during 2010.

The Group risk appetite framework was developed significantly during 2010 and continues to be enhanced. Risk appetite was regularly reviewed by the Board Risk Committee, which makes recommendations to the Board on risk appetite and tolerance as part of this ongoing process. This includes the Risk Management Operating Model, including the frameworks for credit, operational, regulatory, market, insurance and business continuity risk.

The Committee also considered the Group's exposure to country, single name and sector concentration risk and ensured rigorous stress and scenario testing of the Group's business was undertaken. The output of this testing was reviewed by the Board Risk Committee throughout 2010 with a view to ensuring appropriate actions were taken where necessary. It made recommendations to the Group Board regarding related authorities, limits and mandates.

In February 2010, the Committee was presented with and approved the RBS Risk Management operational plan, considering the adequacy and effectiveness of resource and the scope and nature of the work undertaken by the function.

The Committee considered the adequacy and effectiveness of the technology infrastructure supporting the finance and risk management framework.

The Committee reviewed the risk input to divisional bonus pools and provided advice to the Remuneration Committee on risk weightings to be applied to performance objectives which are incorporated within the incentive structure for the Group's senior executives. The Committee also reviewed clawback proposals made by Group Human Resources and made recommendations to the Remuneration Committee in this respect.

As required under the Walker Review, the Committee will meet as required to review the due diligence of any proposed strategic transaction (involving a merger, acquisition or disposal) prior to the Group Board approval of the transaction.

Performance evaluation

An internal review of the effectiveness of the Board Risk Committee during 2010 was conducted. The evaluation used detailed questionnaires and individual meetings were held with each member. Amongst the areas reviewed were the Role of the Committee, Composition, Meetings and Processes, Performance and Reporting, Policy and Procedures, Divisional Committees, Induction and Continuing Professional Development and Communication.

The evaluation concluded that the Board Risk Committee operated effectively throughout 2010. The Committee was seen as effective in meeting its objectives, although it was acknowledged that this was a relatively new Committee having only been formed in January 2010. The evaluation concluded that the commitment of its members was outstanding, with members willing to spend the time necessary to discharge the Committee's responsibilities. As a new Committee, the structure, content and length of Committee meetings was considered to be appropriate. It was acknowledged that the Committee makes the best use of skills, experience and competencies of its members and a high level of technical expertise was required of members.

The Committee considered and discussed the report on the outcomes of the evaluation and is satisfied with the way in which the evaluation was conducted, the conclusions and the recommendations for action. The outcomes of the evaluation have been reported to the Board and the actions are being progressed.

Divisional Risk and Audit Committees

Since 2005, Divisional Audit Committees have been responsible for reviewing each division's business. Following the creation of the Board Risk Committee in January 2010, the Group's Divisional Audit Committees became Divisional Risk and Audit Committees and their terms of reference were revised to ensure full alignment with the Audit Committee and Board Risk Committee. With input from the Audit Committee, Board Risk Committee, Group Finance and Group Risk, a new framework was approved by the Audit Committee and Board Risk Committee in December 2010 and implemented in January 2011.

Philip Scott
Chairman of the Board Risk Committee
23 February 2011

Letter from the Chair of the Remuneration Committee

Dear Shareholder,

I am pleased to be presenting the Group's Remuneration Report for 2010.

During the year, the Remuneration Committee has built on the progress made during 2009 when significant changes were made to the structure of rewards to staff following a thorough review of remuneration policy. We have continued to embed these practices throughout the organisation to ensure that they are aligned with good corporate governance and robust risk management.

Our focus is to ensure that our remuneration policy continues to support delivery of the Group's Strategic Plan. We are working hard to complete a hugely challenging and complex turnaround and are on track to deliver across a range of measures. The Group plays an important economic role, both as an employer and a lender. If we are going to achieve our strategic objectives and deliver a return to our shareholders including the UK taxpayer, we need talented and motivated management and employees. This requires us to pay them fairly within the context of the markets in which they operate. In setting pay policy, we take account of our duties to shareholders and our strategic objectives and seek to ensure that shareholder interests are not damaged as a result of staff retention, recruitment or motivation issues. Our commitment is to reward success not failure, and we are also very conscious of the need to demonstrate restraint.

Across the Group we operate a range of incentive structures which are designed to reinforce messages about what employees are being asked to achieve, and deliver pay for performance. Our key objective in determining bonus awards is not to pay more than is warranted given business performance. In this context performance includes financial and non financial measures, risk performance and any other relevant factors. Our aggregate bonus awards for 2010 are lower than prior year as a result of lower profits and bonuses in the investment banking division and our recognition of the need for moderation. There is clear focus on differentiation, so that individually and by business, the best performers and the best performance will continue to be rewarded. There is strong central governance and oversight of both bonus pools and individual awards, and each year a significant proportion of staff will receive zero bonus.

The key elements of our remuneration policy are:

Pay for performance

Performance related pay is designed to reflect success or failure against the range of targets which we set for our people, taking into account the context in which results were achieved. By way of example, the pay arrangements for executive directors are aligned to the performance of the Group and performance related pay is paid entirely in shares over several years. Executive directors have "no reward for failure" provisions in their service contracts. Further information on the company's business performance and progress towards achievement of its strategic objectives can be found on pages 12 to 13.

Performance management

We operate a structured process to ensure that all employees have clear objectives that are linked to long-term plans designed to drive business objectives including financial performance, risk, people and customer measures. Assessment of individuals' performance is subject to a rigorous review of achievements against their objectives.

Risk adjustment

Focus on risk is achieved through clear risk input into incentive plan design and target setting, as well as a thorough risk review of performance, bonus pools and clawback. The Remuneration Committee has been supported in this by the Board Risk Committee and the RBS Risk Management function.

Deferral

The Remuneration Committee is acutely aware of the external focus on the role of incentive payments in the financial sector. The reality is that these remain a key part of the structure of pay across the industry. However, we have radically reformed our incentive plans. For our more senior employees annual awards are deferred over three years and a portion of the awards are paid in shares which increases alignment with the interests of shareholders. There will be a £2,000 cap on cash bonuses paid in March 2011, as was the case last year.

Clawback

We have had clawback provisions in place since 2009, which means that, in certain circumstances, the Group can reduce deferred annual incentives and long-term incentive awards up to the point they are released. Clawback allows us to respond appropriately if the performance factors on which reward decisions were based turn out not to reflect the corresponding performance in the longer term.

Shareholder consultation

In early 2011, we consulted extensively with institutional shareholders and other stakeholders on our remuneration approach. The consultation process involved one to one meetings and a roundtable session hosted by the Association of British Insurers and National Association of Pension Funds. Our presentation covered our wider remuneration policy as well as executive directors' remuneration and we have been pleased with both the level of engagement with investors and the positive feedback we have received.

Topics discussed with investors included pay positioning, scale and design of incentive structures, risk alignment of remuneration, deferral, clawback and remuneration disclosures. We have listened to the feedback from investors and have made a number of enhancements to disclosures in the Remuneration Report as a result.

Investors recognised the difficult challenge faced by the Remuneration Committee in positioning pay competitively to support business goals, while being mindful of the wider economic environment and the need to show restraint. The Remuneration Committee and the Board have considered carefully their responsibilities and have applied judgement to achieve a balance whereby remuneration policy supports business goals without causing unacceptably high people risks.

The retention and motivation of our executive directors is crucial over the next three years and whilst most aspects of our remuneration policy remain unchanged, we are making some changes to enhance the overall effectiveness of executive director remuneration. These include replacing the annual incentive plan with a long-term Share Bank and changes to the performance measures for the Long Term Incentive Plan (LTIP). We have introduced a scorecard of measures relating to risk and strategic goals to sit alongside the existing measures of total shareholder return and economic profit. These measures ensure that rewards for executive directors are aligned with achieving a sustainable long-term platform for the future success of the Group across a range of areas including risk, profitability, franchise strength and people. Details of these changes are set out in the Remuneration Report.

While the primary focus of the remuneration policy clearly has to be to support the business to deliver the Strategic Plan, some shareholders asked for reassurance that the Remuneration Committee had in place sufficient tools to be able to adjust remuneration appropriately should another financial crisis occur. I am pleased to confirm that a huge amount of progress has been made in this respect.

The starting point is making sure we set the right objectives in the first place. Risk is a key factor when setting annual and long term objectives and an independent review of risk objectives is undertaken by the RBS Risk Management function and the Board Risk Committee. At the end of each performance period, performance outcomes and bonus pool proposals are subject to rigorous review by the control functions, independent of the businesses/divisions. Our LTIP also has a risk underpin whereby awards will not vest unless the Remuneration Committee is satisfied on risk performance. Both annual and long term awards are subject to clawback and, accordingly, the Remuneration Committee has discretion to reduce the number of shares under award or determine that no shares will vest.

Changes to approach

In addition to the changes made to executive directors' remuneration arrangements, the Remuneration Committee reached decisions on the following key areas during 2010:

- establishing a governance framework for incentive plans and bonus funding across the Group, involving the Finance, Risk and Human Resources functions at all key decision points;
- a structure of deferment for incentives for up to three years, with the ability to clawback if appropriate; and
- the introduction of a new Long Term Incentive Plan following consultation with a number of institutional shareholders.

The new LTIP received the approval of over 99% of shareholders at the Annual General Meeting in 2010, and at the same meeting the Remuneration Report received overwhelming shareholder support.

External developments

A number of external developments have impacted remuneration and remuneration policy in 2010, including the publication of the FSA's revised Remuneration Code (the "FSA Code"). In light of the FSA Code, a review was undertaken of the remuneration policy and governance arrangements. I am pleased to report that the Group has been fully compliant with all aspects of the FSA Code from 1 January 2011.

The Remuneration Committee supports the UK Government's position that an international approach is required in relation to regulation on remuneration and disclosure. To rebuild the value of the company, an international level playing field that allows the Group and other UK banks to compete fairly with international competitors is essential.

On 9 February 2011, the UK Government issued a statement in connection with Project Merlin, which represents commitments by the UK's four largest banks, including the RBS Group, on matters including lending, shareholder engagement and pay disclosures. The banks have agreed that aggregate UK bonus pools will be lower than last year reflecting consideration of the public mood and engagement with key stakeholders. Furthermore, as a result of the Project Merlin agreement, we are disclosing in this year's Remuneration Report the pay of our two executive directors and the pay of the five highest paid senior executive officers. The Remuneration Committee has also reviewed the remuneration of the ten highest paid staff in each of the Group's divisions.

Throughout 2010 we continued to work through a period of unprecedented restructuring. The Group has delivered remuneration arrangements that are FSA compliant, take proper account of the public mood and call for restraint and support the overarching objective of maximising shareholder returns and delivering a profit for the taxpayer. Importantly, these arrangements are consistent with the Project Merlin agreement.

On behalf of the Remuneration Committee I would like to place on record our sincere appreciation for our people who have continued to focus on service to our customers, managing risk and driving the performance of our core and non-core businesses. Our people are working hard to help return the Group to financial strength and the Remuneration Committee is committed to creating an environment in which they can meet their ambitions.

Penny Hughes
Chair of the Remuneration Committee
23 February 2011

Membership of the Remuneration Committee

The current members of the Remuneration Committee are Penny Hughes (Chair since 1 June 2010), Sandy Crombie, and John McFarlane. The members of the Remuneration Committee are all independent non-executive directors. Colin Buchan stepped down as Chairman and member of the Remuneration Committee on 1 June 2010. Attendance of each member at meetings of the Remuneration Committee in 2010 is shown on page 238.

Responsibilities

The Remuneration Committee is responsible for setting the Group's policy on remuneration and overseeing its implementation, considering executive remuneration and making recommendations to the Group Board in respect of the remuneration arrangements of the executive directors of the Group. No director is included in decisions regarding his or her own remuneration.

The Remuneration Committee is also responsible for setting the remuneration arrangements for members of the Group's Executive Committee and Management Committee, as well as all higher-earning employees and any employees falling within the definition of "Code Staff" under the FSA Code. Details of the FSA Code can be found at www.fsa.gov.uk.

The Remuneration Committee undertakes a regular review of the adequacy and effectiveness of the remuneration policy to ensure it is fully aligned with the Group's long-term objectives. The Committee receives a number of reports to assist it in its oversight of remuneration policy, such as on risk and financial performance across the Group.

In determining directors' remuneration, the Remuneration Committee has taken into account pay and employment conditions of employees of the company. It does this using an analysis of annual market data against an assessment of the competitiveness of current base salary ranges or benchmarks and actual salaries in payment. Salary increases for executive directors are also considered in the context of salary increases for the wider employee population.

The Remuneration Committee considers remuneration in the context of the wider Group agenda such as talent development and the external market environment. The Remuneration Committee recognises that remuneration is only one aspect of the value proposition which the Group presents to our employees, and that engagement, flexibility and career development are important factors. It has received in-depth presentations from Human Resources functions in the USA and Asia so as to have a better understanding of the unique issues in these areas. Penny Hughes has also attended a number of external meetings and workshops with organisations such as Women in Business and the Young Bankers' Association to gain a broader understanding of the people agenda.

The Remuneration Committee also receives regular updates on regulatory developments and general remuneration issues, as well as market and benchmarking data from its remuneration advisors to support its decisions.

In December 2010, the Asset Protection Scheme Performance and Reward Committee (APSPRC) was formed. It is responsible for reviewing, reporting and, in certain cases, making recommendations to the Remuneration Committee in respect of (i) collective overall and individual performance of individuals who manage business units or assets which are assigned to or participate in the Asset Protection Scheme (APS), and members of the Group executive against the APS performance targets; ("APS In-Scope employees") (ii) the individual proportion of the incentive and bonus components of the remuneration of those employees to be evaluated against APS performance targets for each calendar year and (iii) whether clawback should be applied to any deferred compensation elements of the remuneration of those employees prior to their vesting.

The Remuneration Committee considers recommendations and reviews reports from the APSPRC and is responsible for determining the remuneration of APS In-Scope employees.

Remuneration advisors

On 14 September 2010, the Remuneration Committee appointed PricewaterhouseCoopers LLP ("PwC") as its remuneration advisors, replacing Towers Watson. PwC were appointed after a formal selection process of panel interviews following the submission of detailed written proposals by a number of remuneration advisors. One aspect taken into account as part of the selection process was that the remuneration advisors be signatories to the voluntary code of conduct in relation to executive remuneration consulting in the UK. Both PwC and Towers Watson are signatories to the code of conduct and the relationship between the Remuneration Committee and both companies takes account of this.

During the year, as well as advice received from Towers Watson and PwC, the Committee took account of the views of the Group Chairman, Philip Hampton; Group Chief Executive, Stephen Hester; Group Human Resources Directors, Neil Roden (until October 2010) and Elaine Arden (from October 2010); the Group General Counsel and Group Secretary, Miller McLean (until April 2010); and the Group Secretary, Aileen Taylor (from May 2010). Advice was received from Nathan Bostock, Head of Restructuring and Risk, on risk-adjustment of measures for bonus pool funding and a risk review of individual performance evaluations for the Management Committee. The Chairman of the Board Risk Committee, Philip Scott, also attended a Remuneration Committee meeting to advise the Committee on matters relating to risk adjustment.

PwC also provides professional services in the ordinary course of business including assurance, advisory, tax and legal to subsidiaries of the Group. Towers Watson also provides actuarial advice to subsidiaries of the Group and investment consulting and actuarial advice to the trustees of some of the Group's pension funds. The advisors to the Remuneration Committee are appointed independently by the Committee, which reviews its selection of advisers annually. The Committee is notified of any work that is being undertaken by its advisors and is satisfied that there are processes in place to ensure that the advice it receives is independent.

Performance evaluation
An internal review of the effectiveness of the Remuneration Committee during 2010 was conducted. The evaluation used detailed questionnaires and individual meetings were held with each member. Amongst the areas reviewed were the role of the Committee, composition, meetings and processes, continuing professional development and communication.

Generally, the Committee was considered to be effective and meeting its objectives, with members willing to spend the time necessary to discharge their responsibilities. Whilst the Committee was viewed as being of the right size and headed by a strong Chair, composition will be kept under review to maintain the correct balance of skills and experience. Improvement in the quality of Committee papers was acknowledged, although work is being undertaken to deliver further improvements. The importance of a strong link between the Committee and the Board Risk Committee was recognised and, whilst it was acknowledged that this relationship was working well, it was agreed that further improvements should be actively considered.

The Committee has considered and discussed the report on the outcomes of the evaluation and is satisfied with the way in which the evaluation has been conducted, the conclusions and the recommendations for actions. The outcomes of the evaluation have been reported to the Board and the actions are being progressed.

Group-wide remuneration policy
The Remuneration Committee has reviewed the Group's remuneration policy which is anticipated will apply in 2011 and in subsequent years.

The remuneration policy supports the Group's business strategy and is designed to:

- attract, retain, motivate and reward high calibre employees to deliver superior long-term business performance; and
- ensure that the Group's metrics, reward structures and governance processes as a whole provide coverage of the key risks in an appropriate way.

The key principles underpinning the remuneration policy are set out below:

Pay-for-performance
Reward is linked to business and individual performance and appropriate account is taken of risk factors associated with that business, including where appropriate risks associated with the sustainability agenda.

Market facing
Reward structures are designed to offer value for money in the markets where the Group operates. Both annual compensation and total compensation are set around market median competitiveness although our pay-for-performance policy allows for higher pay for the highest performers.

Allow for customisation
The composition of reward generally allows for customisation through individual choice, in order to maximise value delivered to employees.

Governance
There is a robust governance framework in place to ensure that reward design and delivery complies with appropriate policy, standards, and meets relevant regulatory requirements.

The Remuneration Committee undertakes an annual review of the adequacy and effectiveness of the remuneration policy to ensure it is fully aligned with the Group's long-term objectives. There is also a key role for the RBS Risk Management function in the management and oversight of reward structures and decision-making. The Remuneration Committee will consider any issues raised by the Board Risk Committee prior to approving the policy.

The individual elements of employees' remuneration packages are as follows:

Base salary
Base salaries should be appropriate in the specific market for the business in which an individual works and also reflect the talents, skills and competencies that the individual brings to the Group. There should be a sufficient level of fixed pay so that inappropriate risk-taking is not encouraged.

Annual incentives
Annual incentives are designed to reward good financial and non-financial performance that supports the business strategy, taking into account the Group's risk appetite and personal contribution in the context that it was delivered.

The approach to determining an appropriate annual incentive pool is based around four technical workstreams led by the central control functions (Finance, Human Resources and RBS Risk Management). The workstreams provide context around how much a market-competitive/on target pool would be on financial performance, on risk performance, on capital adequacy and on the impact of incentive awards on the balance sheet.

Performance is central to the determination of annual incentive pools. Performance assessment is based on a balanced scorecard of measures including financial performance, risk, people and customer measures.

Overall expenditure on annual incentives is reviewed by the Remuneration Committee at the end of each year taking into account the performance of the business on the basis described above. This is further scrutinised on a divisional and functional basis based on a range of different efficiency and risk adjusted profit measures including changes in Economic Profit for shareholders.

Allocation of any variable reward from the pool depends on divisional, functional and individual performance against the performance measures set at the beginning of the year. Individual performance assessment is supported by a structured performance management framework. Targets should be specific, measurable, set at the beginning of the year and communicated to the employees.

The Group only uses guaranteed bonuses in limited circumstances in accordance with the FSA Code.

Deferred awards
The purpose of deferred awards is to support a performance culture where employees recognise the importance of sustainable Group, business and individual performance. Under the Group-wide deferral arrangements a significant proportion of annual incentive awards for our more senior employees will be deferred over a three year period. Deferred awards are subject to clawback.

A new deferral plan was approved by shareholders on 15 December 2009. Under this plan, annual incentives are deferred into awards vesting over a three year period. A significant portion of deferral is in a form which meets regulatory requirements.

Long-Term Incentive Plans
To encourage the creation of value over the long term and to align the rewards of the participants with the returns to shareholders, the Group provides employees in senior roles (executive level and selected senior management) the opportunity to receive annual awards of long-term incentives.

A new Long-Term Incentive Plan was approved by shareholders on 28 April 2010, under which awards are structured as performance-vesting shares. For the most senior roles, vesting will be based partly on divisional or functional performance and partly on performance across the Group.

Awards will not vest unless the Remuneration Committee is satisfied that risk management during the performance period has been effective at a Group and division/functional level. The Remuneration Committee's determination will be informed by input from the Group Chief Risk Officer and the Board Risk Committee. Specifically, prior to vesting, the Remuneration Committee will have regard to risk and compliance across the Group and divisions and make an assessment of future risks as appropriate.

All awards are subject to clawback.

Pension arrangements
The Group aims to provide competitive retirement benefits. Since October 2006, UK employees have been eligible for a cash allowance in lieu of pension provision and have had the facility to choose to have part of their remuneration in the form of contributions to The Royal Bank of Scotland Group Retirement Savings Plan. A little over one half of UK employees continue to participate in defined benefit pension arrangements.

Executive remuneration policy
Components of executive directors' remuneration

Salary
Base salaries of executive directors are reviewed annually. It has been agreed that the Group Chief Executive will receive no increase in base salary in 2011. The annual salary for the Group Finance Director will be increased from £725,000 to £750,000 with effect from 1 April 2011.

Benefits
Executive directors are eligible to receive various employee benefits or a cash equivalent from a flexible benefits account, on a similar basis to other employees.

Details of pension arrangements of directors are shown on page 262. Gordon Pell retired from the Group and the Board on 31 March 2010, shortly after his normal pension age of 60. Details of his pension are shown in this report. Following Gordon Pell's retirement, no current director is a member of the Group's defined benefit pension plans.

For all executive directors joining on or after 1 October 2006, pension provision is in the form of a pension allowance which may be used to participate in The Royal Bank of Scotland Group Retirement Savings Plan which is open to all employees, or to invest in alternative pension arrangements, or to take all or some of the allowance in cash. In addition, as employees, executive directors are eligible to participate in Sharesave and Buy As You Earn plans. These plans are not subject to performance conditions since they are operated on an all-employee basis. Executive directors also receive death-in-service cover.

In addition to salary and benefits, executive directors receive variable remuneration in the form of annual and long-term incentives.

Annual incentives
Following consultation with UKFI and other institutional shareholders, a Share Bank arrangement has been put in place for the executive directors' annual incentive awards for 2010 and 2011. The Share Bank arrangement replaces the previous annual incentive arrangement and means that the executive directors will receive no cash bonus.

2010
The 2010 targets covered progress against the Strategic Plan, financial performance, risk efficiency and control measures as well as stakeholder and people management. Executive directors have a normal maximum incentive opportunity of 200% of salary (with an exceptional maximum of 250% of salary).

The Remuneration Committee has reviewed the annual incentive awards for the executive directors for 2010 performance, taking into account performance against targets set at the beginning of 2010. Performance was assessed across a broad range of quantitative and qualitative measures and was supported by a robust performance management framework including a formal half year review.

During 2010, performance has been strong and all the Group's main performance indicators are ahead of the Strategic Plan both in terms of timing and outcomes. More information on the Group's performance can be found on pages 12 and 13. There are, however, a small number of areas where the Group is not performing well ahead of the targets which have been set. Accordingly, the Remuneration Committee has recommended, and the Board (excluding executive directors) has agreed, that the Group Chief Executive and Group Finance Director should receive annual incentive awards of 170% and 186% of salary respectively.

For 2010 performance, the executive directors' annual incentive will be delivered entirely as an allocation into Share Bank. The allocated shares will vest in two equal tranches in March 2012 and 2013, and must then be held for a further six months. The Group Chief Executive has voluntarily agreed to a total holding period of twelve months after vesting. Clawback provisions will again apply prior to vesting of the shares.

2011

The maximum potential allocation of shares in respect of the 2011 financial year under Share Bank will be 6.0 million shares for the Group Chief Executive and 3.75 million shares for the Group Finance Director. These allocations were agreed, following consultation with shareholders at the beginning of 2011. The potential allocations represent normal maximum annual incentive levels for executive directors based on the share price prevailing at the start of the consultation period and will be assessed for final allocation in 2012 on that basis. Depending on share price movement during the performance period, the value of the final allocation could further increase or decrease.

Between 0% and 100% of the maximum potential allocation will be formally allocated into Share Bank in March 2012 based on 2011 performance across five performance categories: strategic direction; business delivery and financial performance; stakeholders (including delivery against UK government lending commitments); risk and control; and capability and development. Fixing the number of shares in this way avoids unintended consequences arising from share price volatility around award dates and provides a clear alignment with shareholder interests through the year.

The Remuneration Committee will determine the actual allocation to Share Bank by reference to the extent to which executive directors have met the performance targets. Shares allocated in respect of 2011 performance will vest in two equal tranches in March 2013 and 2014 respectively. Clawback provisions will apply to shares allocated to Share Bank for the period prior to their vesting.

Share awards made as part of Share Bank will be delivered under the rules of the Deferral Plan approved by shareholders in 2009.

An illustration of Share Bank for the 2011 performance year is set out below:


Maximum potential allocation determined
Performance
(0% to 100%)
Allocation to bank
50%
50%
Year
2011
2012
2013
2014
Subject to clawback prior to vesting

To comply with the FSA Code, shares will be subject to a holding period of six months after vesting.

Long-term incentives

The Group provides long-term incentives which are designed to link reward with the long-term success of the Group and recognise the responsibility participants have in driving its future success and delivering value for shareholders.

Performance conditions attaching to awards made to executive directors under the LTIP in 2010 are shown on page 259.

As in 2010, awards in 2011 will be granted under the LTIP, and will be entirely in the form of shares (rather than share options).

Awards to executive directors have a normal maximum limit of 400% of salary. Whilst the award policy for executive directors may be increased in exceptional circumstances, prior shareholder consultation would be undertaken.

Awards granted to executive directors in 2011 will be capped at 375% of agreed salary.

Performance criteria for awards granted to executive directors under the LTIP in 2011

Performance conditions for the 2011 LTIP awards have been chosen not only to align executive directors directly with outcomes for shareholders but also with those key actions required to deliver shareholder value over the long term and factor in the growing regulatory emphasis on risk-adjusted financial metrics. The four performance measurement areas set out below are equally weighted:

- Relative Total Shareholder Return (TSR) (25%);
- Core Bank Economic Profit (25%);
- Balance Sheet & Risk (25%); and
- Strategic Scorecard (25%).

The four performance conditions attached to the awards (see description of performance conditions on pages 252 to 254) will each have the ability to deliver a number of shares worth up to 100% of salary (based on agreed salary at date of grant and share price based on a five day average prior to grant); however, the number of shares that vest will be subject to an overall cap in value of 375% of salary (again, based on agreed salary and share price at the time the award was made).

There is an underpin to the performance conditions whereby awards will only vest if the Committee is satisfied that risk management during the performance period has been effective and that financial and non-financial performance has been satisfactory, in line with the Strategic Plan. In assessing this, the Committee will be advised independently by the Board Risk Committee.

Relative TSR (applying to 25% of overall 2011 LTIP award in total)

Relative TSR has been retained in the LTIP to provide a direct connection between the reward provided to executive directors and the relative performance delivered to our shareholders.

The relative TSR performance condition is identical to that applying for 2010 LTIP awards. The relative TSR measure compares the Group's performance over a three year performance period against a basket of banks from the UK and overseas, weighted towards those companies most similar to the Group.

The companies in the comparator group for 2011 awards are as follows:

Comparator companies		Weighting
1	Barclays	200%
2	Lloyds Banking Group	
3	Santander	150%
4	HSBC	
5	Standard Chartered	
6	Citigroup	100%
7	Deutsche Bank	
8	JP Morgan Chase	
9	Bank of America	50%
10	BBVA	
11	BNP Paribas	
12	Credit Agricole	
13	Credit Suisse Group	
14	National Australia Bank Limited	
15	Royal Bank of Canada	
16	Societe Generale	
17	The Toronto-Dominion Bank Group	
18	UBS	
19	Unicredito	
20	Wells Fargo & Company	

To receive any of the LTIP awards subject to this performance measure the Group's performance must be at least as good as the median of the comparator companies, with vesting as follows:

- 20% of the award will vest if the Group's TSR is at the median of the companies in the comparator group.
- 100% of the award will vest if the Group's TSR is at the upper quartile of the companies in the comparator group.

A pro-rata proportion of the award will vest in between these points.

Core bank Economic Profit (applying to 25% of overall 2011 LTIP award in total)

At the end of the performance period for these awards, the value of the Group will be determined by the Core bank's ability to generate enduring returns for shareholders. For this reason for the 2011 LTIP awards the Economic Profit measure is focused on the Core bank. The focus on Core bank Economic Profit ensures that performance reflects enduring earnings for the bank, while the Balance Sheet & Risk targets capture performance of Non-Core.

Economic Profit, being a risk-adjusted financial measure, is consistent with the FSA Code, and also provides a balance between measuring growth and the cost of capital employed in delivering that growth.

Core bank Economic Profit is defined as return attributable to shareholders less equity multiplied by the cost of equity:

- return attributable to shareholders is Core Operating Profit reported in the financial statements, excluding fair value of own debt and APS, taxed at a standard tax rate of 28%.
- equity is defined as tangible equity allocated to the Core businesses, with adjustments to strip out distorting impacts arising from fair value of own debt, available-for-sale reserves, cashflow hedging reserve, and APS.
- current cost of equity is 12%, which is subject to review at least annually.

Targets have been set so that maximum vesting under the awards is only achieved for performance ahead of the Group's refreshed Strategic Plan. 25% of this portion of the award will vest at threshold performance. Threshold vesting requires average return on tangible equity over the performance period at a reasonable margin above the cost of capital.

Due to the commercially sensitive nature of these targets details of the actual targets, and performance against these, will be disclosed retrospectively once the award vests.

Balance Sheet & Risk and Strategic Scorecard (applying to 50% of overall 2011 LTIP award in total)

For the 2011 awards, 25% of the overall award will vest based on achievement of Balance Sheet & Risk targets and 25% of the overall award will vest on achievement of Strategic Scorecard targets, over a three year period.

These measures have been chosen to complement the Core bank Economic Profit and Relative TSR measures in aligning the LTIP with the advancement of the strategic position and capability of the organisation and the building of a sustainable business. The 2011 measures will have a particular focus on risk reduction, the resolution of the Non-Core business and the building of a sustainable and responsible franchise for the Group.

To ensure that the Group is positioned to deliver sustainable value for shareholders beyond the initial turnaround timeframe, the balanced Strategic Scorecard rewards management for delivering a robust basis for future growth in terms of the strength of our franchise, efficiency, reputation, and the strength and engagement of our employees.

For the first of these awards, the Remuneration Committee will assess and judge performance against the measures set out below.

Performance measures	
Balance Sheet & Risk measures and targets	Non-Core assets Cumulative Non-Core loss Group Core Tier 1 Capital Wholesale funding Liquidity reserves Leverage ratio Loan to deposit ratio Risk Appetite Framework Funded assets Attributes driving credit rating
Strategic Scorecard measures and targets	UK Retail and Commercial franchise US Retail and Commercial franchise Investment Banking franchise Measures from Group's customer dashboard Cost:income ratio in Core bank European Commission divestments Sustainability Relative Economic Profit Growth Progress in people issues Embed strategic thinking, balanced business evolution Majority of Group's divisions to have met the '5 tests' at heart of the Strategic Plan

Where possible, quantitative strategic measures will be used. However, it is also important to the Group to focus on qualitative measures which consider issues such as reputation, customer excellence, organisational capability and sustainability given these will support the long term goals of the business.

Targets for each measure will be set at the start of the performance period. Where applicable these will be aligned with the bank's published Strategic Plan targets. At the end of the period each measure will be assessed against the target, and vesting will be based on the proportion of targets fully met (see below), qualified by Remuneration Committee discretion taking other relevant factors into account. Consideration will also be given to volume of lending over the performance period, subject to commercial viability.

To avoid unintended consequences, the scorecard will not be set in a formulaic manner, but will provide a framework for structured Remuneration Committee discretion, which will be supported by disclosure at the end of the performance period justifying the vesting decision arrived at. In addition, commentary will be provided on an annual basis in relation to progress against targets (where not commercially sensitive).

Vesting point		Indicative performance
Does not meet	0%	Over half of objectives not met
Partially meets	25%	Half of objectives met
Significantly meets	62.5%	Two-thirds of objectives met
Fully meets	100%	Objectives met or exceeded in all material respects

Qualified by Remuneration Committee discretion taking into account changes in circumstances over the performance period, the relative importance of the measures, the margin by which individual targets have been missed or exceeded, and any other relevant factors.

Risk underpin and clawback

The Remuneration Committee will also review financial and operational performance against the Strategic Plan and risk performance prior to agreeing vesting of awards.

If the Remuneration Committee considers that the vesting outcome calibrated in line with the performance conditions outlined above does not reflect the Group's underlying financial results or if the Committee considers that the financial results have been achieved with excessive risk, then the terms of the awards allow for an underpin to be used to reduce vesting of an award, or to allow the award to lapse in its entirety.

All awards are subject to clawback.

2011 compensation framework

The chart below summarises the 2011 compensation framework (illustration for the Group Chief Executive):


Shares
LTIP (up to 400% of salary)
LTIP Allocation
3 year performance
(0% to 100%)
100%
Shares
Share Bank (6 million shares)
1 year performance
(0% to 100%)
Allocation to bank
50%
50%
Subject to clawback prior to vesting
Cash
Salary
2011
2012
2013
2014
2015

In order to comply with the FSA Code, shares will be subject to a holding period of six months after vesting.

Shareholding guidelines
The Group operates shareholding guidelines for executive directors. The target shareholding level is 200% of gross annual salary for the Group Chief Executive and 100% of gross annual salary for executive directors. Executive directors have a period of five years in which to build up their shareholdings to meet the guideline levels.

UK-based executive directors' remuneration balance
Executive director pay mix

Group Chief Executive - Stephen Hester



Salary
Benefits
Pension allowance
On-Target Bonus (deferred into shares)
Long term incentive award (expected value)

Group Finance Director - Bruce Van Saun



Salary
Benefits
Pension allowance
On-Target Bonus (deferred into shares)
Long term incentive award (expected value)

The charts above show the composition of remuneration opportunity for on-target annual performance, and with the long term incentive awards shown at the expected value. Short term incentive payments earned in relation to 2011 performance will be deferred and will vest, subject to satisfactory performance. The actual value of the long term incentive awards will depend on performance over the period 2011 to 2013 and the share price at the time the awards vest.

Non-executive directors
The level of remuneration for non-executive directors reflects their responsibility and time commitment and the level of fees paid to non-executive directors of comparable major UK companies. Non-executive directors do not participate in any incentive or performance plan. Non-executive director fees are reviewed regularly. Fees paid to non-executive directors for the year ended 31 December 2010 are set out on page 258.

Total shareholder return performance
The performance graph below illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 Index. This Index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for FTSE banks for the same period has been added for comparison. The total shareholder return for the company and the indices have been rebased to 100 for 2005. The second graph below illustrates the same performance of the company during 2010.

Total shareholder return



140
120
100
80
60
40
20
0
FTSE 100
FTSE Banks
RBS
2005
2006
2007
2008
2009
2010

Total shareholder return - one year



250
200
150
100
50
0
FTSE 100
FTSE Banks
RBS
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Service contracts

The company's policy in relation to the duration of contracts with directors is that executive directors' contracts generally continue until termination by either party, subject to the required notice, or until retirement. The notice period under the service contracts of executive directors will not normally exceed twelve months. In relation to newly recruited executive directors, subject to the prior approval of the Remuneration Committee, the notice period may be extended beyond twelve months if there is a clear case for this. Where a longer period of notice is initially approved on appointment, it will normally be structured such that it will automatically reduce to twelve months in due course.

All new service contracts for executive directors are subject to approval by the Remuneration Committee. Those contracts normally include standard clauses covering the performance review process, the company's normal disciplinary procedure, and terms for dismissal in the event of failure to perform or in situations involving actions in breach of the Group's policies and standards.

Any compensation payment made in connection with the departure of an executive director will be subject to approval by the Remuneration Committee, having regard to the terms of the service contract and the reasons for termination.

No compensation was paid to Gordon Pell on his retirement from employment of the Group on 31 March 2010. Details of his pension are shown on page 262.

Information regarding directors' service contracts is shown below:

	Date of current contract	Notice period – from the company	Notice period – from executive
Executive directors			
Stephen Hester	4 November 2008	12 months	12 months
Bruce Van Saun	8 September 2009	12 months	12 months
Former executive director			
Gordon Pell	Contract expired	12 months	6 months

Except as noted below, in the event of severance where any contractual notice period is not worked, the employing company may pay a sum to the executive in lieu of the notice period. In the event of situations involving breach of the employing company's policies resulting in dismissal, reduced or no payments may be made to the executive. Depending on the circumstances of the termination of employment, the executive may be entitled, or the Remuneration Committee may allow, outstanding awards under long-term incentive arrangements to vest, subject to the rules of the relevant plan.

Stephen Hester

If Stephen Hester's employment is terminated by reason of his personal underperformance, the company is entitled to terminate by giving written notice with immediate effect and without making any payment in lieu thereof and Stephen Hester will forfeit any unvested stock awards.

In the event that Stephen Hester's employment is terminated by the company (other than by reason of his personal underperformance), the following will apply. First, he will be entitled to receive a payment in lieu of notice to the value of base salary, bonus and benefits (including pension contributions). Secondly, any share awards granted to him to replace bonus and share awards he forfeited on leaving The British Land Company PLC will vest immediately on such termination. If he resigns voluntarily and the company does not require him to work out his notice period, Stephen Hester may receive a payment in lieu of notice based on salary only (i.e. no bonus or benefits). In both cases the treatment of any other unvested stock awards will be determined at the discretion of the Remuneration Committee.

Bruce Van Saun

In the event that Bruce Van Saun's employment is terminated by reason of his personal underperformance, the company is entitled to terminate by giving written notice with immediate effect and without making any payment in lieu of notice. Any payment in lieu of notice that may be made to Bruce Van Saun would be based on salary only (i.e. no bonus or benefits).

The company has agreed that, provided certain conditions are met, on leaving employment, Bruce Van Saun will not forfeit awards under the rules of the Deferral Plan, the Medium-term Performance Plan and the Executive Share Option Plan.

Gordon Pell

Gordon Pell retired from employment of the Group on 31 March 2010 on attaining his normal retirement age. In line with the rules of the Group Pension Fund, no discount applied on payment of his pension.

Chairman and non-executive directors

Under the Articles of Association of the company, directors must stand for re-election by shareholders at least once every three years. However, in accordance with the provisions of the UK Corporate Governance Code, all directors of the company will stand for re-election by shareholders at the company's 2011 Annual General Meeting and annually thereafter. The original dates of appointment as directors of the company for the Chairman and non-executive directors' and the dates for next re-election are as follows:

	Date first appointed	Date for election or next re-election
Philip Hampton	19 January 2009	2011
Colin Buchan (1)	1 June 2002	2011
Sandy Crombie	1 June 2009	2011
Penny Hughes	1 January 2010	2011
Joe MacHale	1 September 2004	2011
John McFarlane	1 October 2008	2011
Brendan Nelson	1 April 2010	2011
Art Ryan	1 October 2008	2011
Philip Scott	1 November 2009	2011

Note:
(1) Colin Buchan will stand down as a non-executive director of the Group on 5 August 2011 following the announcement of the Group's interim results, having served just over nine years on the Board.

The non-executive directors do not have service contracts or notice periods although they have letters of engagement reflecting their responsibilities and commitments. These letters make clear to non-executive directors the time commitment they are expected to give to their Board duties. Brendan Nelson, Philip Scott and Penny Hughes' letters of engagement specifically state that their time commitment should be in line with the Walker Review in respect of their general Board duties and additional time as necessary in respect of Committee duties, including in particular any Committees which they chair.

No compensation would be paid to any non-executive director in the event of termination of appointment.

Philip Hampton is entitled to receive a cash payment in lieu of notice if his appointment is terminated as a result of the Group's majority shareholder seeking to effect the termination of his appointment. The applicable notice period is twelve months. In the event that the company terminates Philip Hampton's appointment without good reason, or his re-election is not approved by shareholders in General Meeting resulting in the termination of his appointment, he will be entitled to receive a cash payment in lieu of notice of twelve months' fees.

The tables and explanatory notes on pages 258 to 262 report the remuneration of each director for the year ended 31 December 2010 and have been audited by the company's auditors, Deloitte LLP.

Directors' remuneration

	Salary/ fees £000	Performance bonus £000	Benefits £000	2010 Total £000	2009 Total £000
Chairman					
Philip Hampton (1)	750	—	—	750	700
Executive directors					
Stephen Hester (2)	1,219	2,040	8	3,267	1,227
Bruce Van Saun (2,3,4)	725	1,349	224	2,298	700
Former executive director					
Gordon Pell (5)	233	—	1	234	933

Notes:
(1) Remuneration for 2009 reflects Philip Hampton's appointment as Deputy Chairman and Chairman-designate on 19 January 2009 and his appointment as Chairman on 3 February 2009.
(2) Further information on pension arrangements for Stephen Hester and Bruce Van Saun can be found on page 262.
(3) Remuneration for 2009 reflects Bruce Van Saun's appointment to the Board on 1 October 2009.
(4) Benefits include costs for Bruce Van Saun's relocation to the UK during 2010.
(5) Retired with effect from 31 March 2010.

As disclosed in the 2009 remuneration report, no payment for loss of office was made to Guy Whittaker (who ceased to be a director on 30 September 2009). After leaving the Group, Mr Whittaker was paid a total of £729,381 representing salary and benefits due under his contract of employment for the balance of his notice period.

Gordon Pell is currently Deputy Chairman of Coutts & Co and a non-executive director of RBS Coutts Bank Limited. He receives a combined annual fee of £100,000 in respect of these roles.

The table below sets out the remuneration paid to non-executive directors for the year ended 31 December 2010. No changes were made in relation to non-executive director fees during 2010 except to standardise the Board Risk Committee, Audit Committee and Remuneration Committee membership fee at £25,000 with effect from 1 January 2010. Fees paid to the Chairs of the Board Risk, Audit and Remuneration Committees have also been standardised at £150,000. This constitutes an increase in the fee payable to the Chair of the Remuneration Committee, reflecting the increased workload of that Committee and the time commitment required from the Committee Chair. For individual directors, differences in remuneration between 2009 and 2010 reflect any change in Committee responsibilities and, where applicable, the date they were appointed to the Board during 2009 or 2010, as set out in the notes below.

	Board fees £000	Board Committee fees £000	2010 Total £000	2009 Total £000
Non-executive directors				
Colin Buchan (1)	73	77	150	152
Sandy Crombie (2)	150	—	150	88
Penny Hughes (3)	130	—	130	—
Joe MacHale (4)	73	68	141	111
John McFarlane	73	30	103	93
Brendan Nelson (5)	111	—	111	—
Art Ryan	73	30	103	92
Philip Scott (6)	150	—	150	25
Former non-executive director				
Archie Hunter (7)	24	31	55	166

Notes:
(1) Stepped down as a member and Chairman of the Remuneration Committee on 1 June 2010.
(2) Appointed as Senior Independent Director on 1 June 2009. Fee is inclusive and covers all Board and Board Committee work.
(3) Appointed on 1 January 2010 and became Chair of the Remuneration Committee on 1 June 2010. From 1 June 2010 fee is inclusive and covers all Board and Board Committee work.
(4) Stepped down as a member of the Audit Committee on 30 April 2010. Member of the Asset Protection Scheme Senior Oversight Committee from January 2010.
(5) Appointed on 1 April 2010 and became Chairman of the Audit Committee on 28 April 2010. Fee is inclusive and covers all Board and Board Committee work.
(6) Fee is inclusive and covers all Board and Board Committee work.
(7) Retired with effect from 28 April 2010.

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any bonus payments or benefits.

Long-Term Incentive Plan (LTIP)

The LTIP was approved by shareholders in April 2010. It replaced both the ESOP and the MPP. Details of awards made in prior years under the ESOP and MPP are shown on pages 260 and 261. Employees in senior roles (executive level and selected senior management) are eligible to receive annual awards of long-term incentives. The awards will be structured as performance-vesting deferred shares.

The performance conditions for the LTIP awards focus on shareholder value, while factoring in the growing regulatory emphasis on risk-adjusted financial metrics.

	Awards granted in 2010	Market price on award £	Awards vested in 2010	Market price on vesting £	Awards held at 31 December 2010	End of period for qualifying conditions to be fulfilled
Stephen Hester (1)	8,578,432	0.49			8,578,432	14.05.13
Bruce Van Saun (2)	5,182,803	0.49			5,182,803	14.05.13

Notes:
(1) Stephen Hester has agreed to a voluntary holding period of two further years beyond the vesting date for the net post-tax number of vested shares in respect of at least one third of the award.
(2) Bruce Van Saun has agreed to a voluntary holding period of two further years beyond the vesting date for the net post-tax number of vested shares for the amount over 300% of his salary.

No variation was made to any of the terms of the plan during the year.

Performance criteria for awards granted to executive directors under the LTIP in 2010

Awards to executive directors under the LTIP in 2010 are subject to improvement in Economic Profit (50%) as well as relative TSR (25%) and absolute TSR (25%).

Relative TSR

The relative TSR measure compares the Group's performance against a group of comparator banks from the UK and overseas, weighted towards those companies most similar to the Group. The comparator companies and relevant weightings and vesting schedule are the same as those for the 2011 LTIP awards, as set out on page 252.

Absolute TSR

The absolute TSR measure is based on the achievement of share price targets by the end of the performance period.

In respect of the absolute TSR performance measure for the LTIP awards in 2010, vesting is on a straight-line basis and is determined as follows:

- to receive vesting of 100% of the shares, the share price would need to reach 77.5 pence or more;
- to receive 20% of the award (threshold), the share price would need to reach 57.5 pence or more; and
- below 57.5p, vesting would be zero.

Economic profit

Maximum vesting of the economic profit measure will be triggered by early delivery of Core business profitability, well ahead of the range implied by the published Strategic Plan targets and also in excess of the cost of capital.

Risk underpin and clawback

If the Remuneration Committee consider that the vesting outcome calibrated in line with the performance conditions outlined above does not reflect the Group's underlying financial results, or if the Committee considers that the financial results have been achieved with excessive risk, then the terms of the awards allow for an underpin to be used to reduce vesting of an award, or to allow the award to lapse in its entirety.

Awards are subject to clawback.

Deferred awards

In 2009, the Group changed its approach to paying bonuses. Annual awards are now deferred over three years and a portion of the awards will be paid in shares. For executive directors, the entire award is delivered in the form of shares. These steps help to ensure that the interests of those receiving awards are aligned with those of our shareholders. Below are details of deferred awards granted to executive directors during the year ended 31 December 2010. Awards are structured as conditional rights to receive shares and are subject to clawback.

	Awards held at 1 January 2010	Awards granted in 2010	Market price on award £	Awards vested in 2010	Market price on vesting £	Awards held at 31 December 2010	End of period for qualifying conditions to be fulfilled
Bruce Van Saun	—	957,071	0.38			957,071	18.06.12

Stephen Hester agreed to waive his Deferred Awards in 2010.

Share options

The Executive Share Option Plan (ESOP) was approved by shareholders in April 2007. No further awards will be made under the ESOP.

		Options exercised in 2010				Options held at 31 December 2010	
	Options held at 1 January 2010	Number	Market price at date of exercise £	Options lapsed in 2010	Option price £	Number	Exercise period
Stephen Hester	9,550,000				0.37	9,550,000	22.06.12 - 21.06.19
Gordon Pell (1)	104,252				4.80	104,252	14.08.04 - 13.08.11
	98,879				5.07	98,879	14.03.05 - 13.03.12
	178,412				3.45	178,412	13.03.06 - 12.03.13
	169,158				4.84	169,158	11.03.07 - 10.03.14
	181,304				4.83	181,304	10.03.08 - 09.03.15
	310,364			310,364	4.70	—	lapsed (2)
	640,871			640,871	2.97	—	lapsed (2)
	1,683,240			951,235		732,005	
Bruce Van Saun	905,306				0.57	905,306	08.09.12 - 07.09.19

Notes:
(1) Options held at 31 March 2010 when Gordon Pell ceased to be a director.
(2) This award was subject to performance conditions which were not achieved.

No options had their terms and conditions varied during the year ended 31 December 2010. No payment is required on the award of an option.

The plan was amended in 2009 to introduce a clawback provision for grants made in 2009. In respect of the grant of options in 2009, the performance conditions for executive directors are based on a combination of relative and absolute Total Shareholder Return (TSR) measures.

The market price of the company's ordinary shares at 31 December 2010 was 39.07p and the range during the year ended 31 December 2010 was 31.25p to 58.05p.

In the ten year period to 31 December 2010, awards made that could require new issue shares under the company's share plans represented 4.1% of the company's issued ordinary share capital (including the B share capital), leaving an available dilution headroom of 5.9%. The company meets its employee share plan obligations through a combination of new issue shares and market purchase shares.

Medium-Term Performance Plan (MPP)

The MPP was approved by shareholders in April 2001. No further awards will be made under the MPP.

	Scheme interests (share equivalents) at 1 January 2010	Market price on award £	Awards vested in 2010	Awards exercised in 2010	Scheme interests (share equivalents) at 31 December 2010	End of period for qualifying conditions to be fulfilled
Stephen Hester (1)	4,800,000	0.37			4,800,000	22.06.12
Gordon Pell (2)	305,177	2.97			—	lapsed
Bruce Van Saun (3)	1,810,611	0.57			1,810,611	22.06.12

Notes:
(1) Stephen Hester has voluntarily agreed to retain any shares that he receives for a further two years past the vesting date.
(2) Awards held at 31 March 2010 when Gordon Pell ceased to be a director. This award was subject to performance conditions which were not achieved.
(3) End of qualifying period 22 June 2012, however award unavailable for exercise until 8 September 2012, three years from date of award.

No variation was made to any of the terms of the plan during the year.

Restricted Share Award

	Awards held at 1 January 2010	Awards granted in 2010	Market price on award £	Awards vested in 2010	Market price on vesting £	Value of awards vested £	Awards held at 31 December 2010	End of period for qualifying conditions to be fulfilled
Stephen Hester	5,506,987(1)		0.48	469,064	0.4491	210,657		
				695,167	0.4368	303,649		
				879,458	0.3814	335,425	3,463,298	21.11.08 - 29.05.11
	1,221,374(2)		0.48	610,687	0.4050	247,328	610,687	21.11.09 - 21.11.11
	6,728,361			2,654,376		1,097,059	4,073,985	
Philip Hampton (3)	5,172,413		0.29				5,172,413	27.02.12

Notes:
(1) Awards to replace bonus and share awards Stephen Hester forfeited on leaving The British Land Company PLC, which reflect the vesting dates of the original awards. Initially Stephen Hester was awarded 10,407,081 restricted shares on joining the Group.
(2) These awards vest as to 1/3 on each of the first, second and third anniversary of award, subject to their terms.
(3) The Remuneration Committee can amend the award made to Philip Hampton as it considers appropriate. However, shareholder approval will be required to amend certain provisions to his advantage. These provisions relate to the basis for determining his entitlement to, and the terms of shares or other benefits and for the adjustment thereof (if any) if there is a capitalisation issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation of capital and the amendment power itself. The Remuneration Committee may, without shareholder approval, make minor amendments to facilitate the administration of the award, to comply with or take account of any proposed or existing legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Philip Hampton or his employer. The benefit of the award is not pensionable. In assessing the performance to determine the vesting of this award, the Remuneration Committee will consider a number of factors which demonstrate whether Philip Hampton has led the successful and sustainable rebuilding of the Group. The Committee will also require to be satisfied that the vesting level is commensurate with the underlying financial performance of the Group.

Directors' pension arrangements

During 2010, Gordon Pell accrued pensionable service in The Royal Bank of Scotland Group Pension Fund (the RBS Fund) until his retirement date of 31 March 2010. The RBS Fund is a defined benefit fund registered with HM Revenue & Customs under the Finance Act 2004.

Gordon Pell was provided with additional pension benefits on a defined benefit basis outwith the RBS Fund. The figures shown below include the accrual in respect of these arrangements.

Disclosure of these benefits has been made in accordance with the United Kingdom Listing Authority's Listing Rules and with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

Defined benefit arrangements	Age at 31 December 2010	Accrued entitlement at 31 December 2010 £000 p.a.	Additional pension earned during the year ended 31 December 2010 £000 p.a.	Additional pension earned during the year ended 31 December 2010* £000 p.a.	Transfer value as at 31 December 2010 £000	Transfer value as at 31 December 2009 £000	Increase in transfer value during the year ended 31 December 2010 £000	Transfer value for the additional pension earned during the year ended 31 December 2010 (2) £000
Gordon Pell	60	563	(19)	(19)	12,732	13,581	(849)	(441)

*Net of statutory revaluation applying to deferred pensions.

Notes:
(1) Gordon Pell retired on 31 March 2010. The figures in the table above show his cash equivalent transfer value (CETV) as at the end of the year, using the appropriate factors that would apply at that date. Prior to his retirement and subsequent exchange of part of his pension for a lump sum his accrued pension was £590,940 p.a. at 31 March 2010. The equivalent CETV of this pre-commutation amount was £13,394,000 as at 31 March 2010.
(2) The decrease in pension during the year is a result of the lump sum of £488,579 (plus an additional £91,075 in respect of the excess above his personal lifetime allowance) taken by Gordon Pell on retirement which offset the accrual from 31 December 2009 to 31 March 2010.

Gordon Pell retired from the Group on 31 March 2010, shortly after his normal pension age of 60. His pension at retirement was based on his 39 years of service with Lloyds TSB and with the Group, part of which has been funded by a transfer payment from a Lloyds TSB pension plan. As required by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the value shown above is the value at the end of the year of the residual pension.

There is a significant difference in the form of disclosure required by the Listing Rules and the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008. The former requires disclosure of the additional pension earned during the period and the transfer value equivalent to this pension based on financial conditions at the end of the period. The latter requires the disclosure of the difference between the transfer value at the start and end of the period and is therefore dependent on the change in financial conditions over that time.

The proportion of benefits represented by funded pension schemes for Gordon Pell is 39%.

Stephen Hester and Bruce Van Saun are provided with a cash allowance in place of pension benefits or have contributions made to a defined contribution pension arrangement, as detailed below:

	2010 £000	2009 £000
Cash allowances in place of pension		
Stephen Hester	420	420
Bruce Van Saun	—	80
Pension contributions to a defined contribution pension arrangement		
Bruce Van Saun	321	—

Project Merlin - disclosure commitments

The Group is committed to increasing the transparency of remuneration within the financial services industry and contributing to an international level playing field on disclosure. In addition to aligning with FSA requirements on remuneration disclosure by 31 December 2011, the Group has enhanced its Directors' Remuneration Report to include the five highest paid senior executive officers as well as maintaining disclosure levels for executive directors.

The data below relates to the five members of the Group's Executive Committee with the highest total remuneration for 2010. For consistency, figures are shown in GBP. Where applicable, currency conversion was based on the 2010 average exchange rate for fixed remuneration and the 31 December 2010 spot rate for bonus figures, in line with the approach taken in this Report.

	Executive A		Executive B		Executive C		Executive D		Executive E	
	£000	£000	£000	£000	£000	£000	£000	£000	£000	£000
Salary (1)		1,779		700		750		750		650
Variable remuneration (cash)	2		2		2		2		2	
Variable remuneration (bond)	488		1,018		253		238		193	
Variable remuneration (shares subject to retention)	490		1,020		255		240		195	
Deferred remuneration (bond)	734		1,530		383		360		293	
Deferred remuneration (shares subject to retention)	734		1,530		383		360		293	
Variable in Executive Reward Schemes (shares) (2)	1,718		133		1,333		1,292		1,000	
Total variable remuneration (3)		4,166		5,233		2,609		2,492		1,976
Total remuneration		5,945		5,933		3,359		3,242		2,626

No sign-on or severance awards have been made during 2010 to any of the above individuals.

Notes:

(1) In addition, the total value of pension and other allowances paid during 2010 for each individual shown in the table above was:

Pension and other allowances	£000
Executive A	736
Executive B	294
Executive C	293
Executive D	647
Executive E	244

(2) Executive Reward Schemes (shares) include long-term incentive awards made following the end of the relevant financial year. The amounts shown reflect two thirds of the grant-date face value of the underlying shares to reflect an approximate performance factor applicable to these awards. The exact number of shares under each award will be based on the share price prior to grant and will therefore be determined at the time of grant.

(3) Variable remuneration reflects the amounts of variable remuneration awarded in respect of the financial year and has been split into different elements based on the deferral position applicable for each employee. Deferral arrangements are compliant with the requirements of the FSA Code.

Penny Hughes
Chair of the Remuneration Committee
23 February 2011

Directors' interests in shares

	Shares beneficially owned at 1 January 2010 or date of appointment, if later	31 December 2010 Shares beneficially owned	31 December 2010 Value (1) £
Chairman			
Philip Hampton	276,312	276,312	107,955
Executive director			
Stephen Hester	2,167,419	3,463,297	1,353,110
Non-executive directors			
Colin Buchan	157,515	157,515	61,541
Sandy Crombie	200,000	200,000	78,140
Penny Hughes	8,175	8,175	3,194
Joe MacHale	284,317	284,317	111,083
John McFarlane	50,000	50,000	19,535
Brendan Nelson	—	120,018	46,891
Art Ryan	50,000	50,000	19,535
Philip Scott	500,000	500,000	195,350

Note:
(1) Value is based on the share price at 31 December 2010, which was 39.07p. During the year ended 31 December 2010 the share price ranged from 31.25p to 58.05p.

No other director had an interest in the company's ordinary shares during the year or held a non-beneficial interest in the shares of the company at 31 December 2010, at 1 January 2010 or date of appointment if later. The interests shown above include connected persons of the directors.

As at 23 February 2011, there were no changes to the directors' interests in shares shown in the table above.

Statement of directors' responsibilities

The directors are required by Article 4 of the IAS Regulation (European Commission Regulation No 1606/2002) to prepare Group accounts, and as permitted by the Companies Act 2006 have elected to prepare company accounts, for each financial year in accordance with International Financial Reporting Standards as adopted by the European Union. They are responsible for preparing accounts that present fairly the financial position, financial performance and cash flows of the Group and the company. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and to enable them to ensure that the Annual Report and Accounts complies with the Companies Act 2006. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board

Aileen Taylor
Secretary
23 February 2011

We, the directors listed below, confirm that to the best of our knowledge:

- the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
- the Business review, which is incorporated into the Directors' report, includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton
Chairman

Stephen Hester
Group Chief Executive

Bruce Van Saun
Group Finance Director

23 February 2011

Board of directors

Chairman
Philip Hampton

Executive directors
Stephen Hester
Bruce Van Saun

Non-executive directors
Colin Buchan
Sandy Crombie
Penny Hughes
Joe MacHale
John McFarlane
Brendan Nelson
Arthur 'Art' Ryan
Philip Scott

Financial statements

Independent auditor's report

to the members of The Royal Bank of Scotland Group plc

We have audited the financial statements of The Royal Bank of Scotland Group plc (the "company") and its subsidiaries (together the "Group") for the year ended 31 December 2010 which comprise the accounting policies, the balance sheets as at 31 December 2010, the consolidated income statement, the consolidated statement of comprehensive income, the statements of changes in equity and the cash flow statements for the year ended 31 December 2010, the related Notes 1 to 44 and the information identified as 'audited' in the Risk and balance sheet management section of the Business review. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRS) as adopted by the European Union and, as regards the company financial statements, as applied in accordance with the provisions of the Companies Act 2006.

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the Statement of directors' responsibilities, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: the reasonableness of significant accounting estimates made by the directors in the preparation of the financial statements; whether the accounting policies are appropriate to the circumstances of the company and the Group and have been consistently applied and adequately disclosed; and the overall presentation of the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of the Group's and of the company's affairs as at 31 December 2010 and of the Group's loss for the year then ended;
- the Group financial statements have been properly prepared in accordance with IFRS as adopted by the European Union;
- the company financial statements have been properly prepared in accordance with IFRS as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006; and
- the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS as issued by the IASB

As explained in the accounting policies, the Group has prepared financial statements that comply with IFRS as adopted by the European Union, and with IFRS as issued by the International Accounting Standards Board (IASB).

In our opinion the Group financial statements comply with IFRS as issued by the IASB.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

- the part of the Directors' remuneration report described as having been audited has been properly prepared in accordance with the Companies Act 2006; and
- the information given in the Report of the directors for the financial year for which the financial statements are prepared is consistent with the financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- adequate accounting records have not been kept by the company, or returns adequate for our audit have not been received from branches not visited by us; or
- the company financial statements and the part of the Directors' remuneration report described as having been audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

- the directors' statement contained within the Report of the directors in relation to going concern;
- the part of the corporate governance statement relating to the company's compliance with the nine provisions of the June 2008 Combined Code specified for our review; and
- certain elements of the Directors' remuneration report.

Kari Hale (Senior Statutory Auditor)
for and on behalf of Deloitte LLP
Chartered Accountants and Statutory Auditor
London, United Kingdom
23 February 2011

Consolidated income statement

for the year ended 31 December 2010

	Note	2010 £m	2009 (1) £m	2008 (1) £m
Interest receivable		22,776	26,311	42,190
Interest payable		(8,567)	(12,923)	(26,708)
Net interest income	1	14,209	13,388	15,482
Fees and commissions receivable	2	8,193	8,738	8,855
Fees and commissions payable	2	(2,211)	(2,790)	(2,444)
Income/(loss) from trading activities	2	4,517	3,761	(9,025)
Gain on redemption of own debt	2	553	3,790	—
Other operating income (excluding insurance net premium income)	2	1,479	873	2,153
Insurance net premium income	26	5,128	5,266	5,709
Non-interest income		17,659	19,638	5,248
Total income		31,868	33,026	20,730
Staff costs				
- excluding curtailment gains		(9,671)	(9,993)	(8,898)
- pension schemes curtailment gains		—	2,148	—
Premises and equipment		(2,402)	(2,594)	(2,163)
Other administrative expenses		(3,995)	(4,449)	(4,716)
Depreciation and amortisation		(2,150)	(2,166)	(2,377)
Write-down of goodwill and other intangible assets		(10)	(363)	(16,911)
Operating expenses	3	(18,228)	(17,417)	(35,065)
Profit/(loss) before other operating charges and impairment losses		13,640	15,609	(14,335)
Insurance net claims	26	(4,783)	(4,357)	(3,917)
Impairment losses	14	(9,256)	(13,899)	(7,439)
Operating loss before tax		(399)	(2,647)	(25,691)
Tax (charge)/credit	6	(634)	429	2,167
Loss from continuing operations		(1,033)	(2,218)	(23,524)
Loss from discontinued operations, net of tax	22	(633)	(105)	(11,018)
Loss for the year		(1,666)	(2,323)	(34,542)
Loss attributable to:				
Non-controlling interests		(665)	349	(10,832)
Preference shareholders	7	105	878	536
Paid-in equity holders	7	19	57	60
Ordinary and B shareholders		(1,125)	(3,607)	(24,306)
		(1,666)	(2,323)	(34,542)
Per ordinary and B share (2)				
Basic loss from continuing operations	10	(0.5p)	(6.3p)	(146.2p)
Diluted loss from continuing operations	10	(0.5p)	(6.3p)	(146.2p)
Basic loss from discontinued operations	10	—	(0.1p)	(0.5p)
Diluted loss from discontinued operations	10	—	(0.1p)	(0.5p)
Dividends	8	—	—	19.3p

Notes:
(1) The Dutch retail and other banking businesses transferred to the Dutch State on 1 April 2010 are recognised as discontinued operations. Comparative information has been changed accordingly.
(2) B shares rank pari-passu with ordinary shares.

The accompanying notes on pages 287 to 385, the accounting policies on pages 275 to 286 and the audited sections of the Business review: Risk and balance sheet management on pages 119 to 224 form an integral part of these financial statements.

Consolidated statement of comprehensive income

for the year ended 31 December 2010

	Note	2010 £m	2009 £m	2008 £m
Loss for the year		(1,666)	(2,323)	(34,542)
Other comprehensive income/(loss)				
Available-for-sale financial assets		(389)	2,016	(7,406)
Cash flow hedges		1,454	684	(1,456)
Currency translation		81	(3,300)	15,425
Actuarial gains/(losses) on defined benefit plans	4	158	(3,665)	(2,287)
Other comprehensive income/(loss) before tax		1,304	(4,265)	4,276
Tax (charge)/credit		(309)	430	2,786
Other comprehensive income/(loss) after tax		995	(3,835)	7,062
Total comprehensive loss for the year		(671)	(6,158)	(27,480)
Total comprehensive loss recognised in the statement of changes in equity is attributable as follows:				
Non-controlling interests		(197)	(1,346)	(4,332)
Preference shareholders		105	878	536
Paid-in equity holders		19	57	60
Ordinary and B shareholders		(598)	(5,747)	(23,744)
		(671)	(6,158)	(27,480)

The accompanying notes on pages 287 to 385, the accounting policies on pages 275 to 286 and the audited sections of the Business review: Risk and balance sheet management on pages 119 to 224 form an integral part of these financial statements.

Balance sheets

as at 31 December 2010

	Note	Group 2010 £m	Group 2009 £m	Group 2008 £m	Company 2010 £m	Company 2009 £m	Company 2008 £m
Assets							
Cash and balances at central banks	11	57,014	52,261	12,400	—	—	—
Loans and advances to banks	11	100,518	91,753	138,197	19,535	31,238	27,031
Loans and advances to customers	11	555,260	728,393	874,722	6,689	2,777	—
Debt securities subject to repurchase agreements	32	80,104	66,883	80,576	—	—	—
Other debt securities		137,376	200,371	186,973	1,454	1,286	—
Debt securities	16	217,480	267,254	267,549	1,454	1,286	—
Equity shares	17	22,198	19,528	26,330	—	—	—
Investments in Group undertakings	18	—	—	—	49,125	64,766	42,196
Settlement balances		11,605	12,033	17,832	—	11	—
Derivatives	15	427,077	441,454	992,559	1,475	1,169	1,168
Intangible assets	19	14,448	17,847	20,049	—	—	—
Property, plant and equipment	20	16,543	19,397	18,949	—	—	—
Deferred tax	25	6,373	7,039	7,082	2	2	3
Prepayments, accrued income and other assets	21	12,576	20,985	24,402	28	43	489
Assets of disposal groups	22	12,484	18,542	1,581	—	—	—
Total assets		1,453,576	1,696,486	2,401,652	78,308	101,292	70,887
Liabilities							
Deposits by banks	11	98,790	142,144	258,044	—	93	1,802
Customer accounts	11	510,693	614,202	639,512	1,029	13,264	26
Debt securities in issue	11	218,372	267,568	300,289	8,742	11,788	14,179
Settlement balances		10,991	10,413	11,741	—	—	—
Short positions	23	43,118	40,463	42,536	—	—	—
Derivatives	15	423,967	424,141	971,364	231	446	361
Accruals, deferred income and other liabilities	24	23,089	30,327	31,482	1,034	1,357	47
Retirement benefit liabilities	4	2,288	2,963	2,032	—	—	—
Deferred tax	25	2,142	2,811	4,165	—	—	—
Insurance liabilities	26	6,794	10,281	9,976	—	—	—
Subordinated liabilities	27	27,053	37,652	49,154	8,048	8,762	10,314
Liabilities of disposal groups	22	9,428	18,890	859	—	—	—
Total liabilities		1,376,725	1,601,855	2,321,154	19,084	35,710	26,729
Non-controlling interests	28	1,719	16,895	21,619	—	—	—
Owners' equity	29,30	75,132	77,736	58,879	59,224	65,582	44,158
Total equity		76,851	94,631	80,498	59,224	65,582	44,158
Total liabilities and equity		1,453,576	1,696,486	2,401,652	78,308	101,292	70,887

The accompanying notes on pages 287 to 385, the accounting policies on pages 275 to 286 and the audited sections of the Business review: Risk and balance sheet management on pages 119 to 224 form an integral part of these financial statements.

The accounts were approved by the Board of directors on 23 February 2011 and signed on its behalf by:

Philip Hampton
Chairman

Stephen Hester
Group Chief Executive

Bruce Van Saun
Group Finance Director

The Royal Bank of Scotland Group plc
Registered No. SC45551

Statements of changes in equity

for the year ended 31 December 2010

	Group			Company		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Called-up share capital						
At 1 January	14,630	9,898	2,530	14,630	9,898	2,530
Ordinary shares issued in respect of placing and open offers	—	4,227	5,728	—	4,227	5,728
Ordinary shares issued in respect of rights issue	—	—	1,531	—	—	1,531
Ordinary shares issued in respect of capitalisation issue	—	—	101	—	—	101
B shares issued	—	510	—	—	510	—
Preference shares issued in respect of placing and open offer	—	—	5	—	—	5
Ordinary shares issued	523	—	3	523	—	3
Preference shares redeemed	(1)	(5)	—	(1)	(5)	—
Cancellation of non-voting deferred shares	(27)	—	—	(27)	—	—
At 31 December	15,125	14,630	9,898	15,125	14,630	9,898
Paid-in equity						
At 1 January	565	1,073	1,073	565	1,073	1,073
Securities redeemed	(132)	(308)	—	(132)	(308)	—
Transfer to retained earnings	(2)	(200)	—	(2)	(200)	—
At 31 December	431	565	1,073	431	565	1,073
Share premium account						
At 1 January	23,523	27,471	17,322	23,523	27,471	17,322
Ordinary shares issued in respect of placing and open offer, net of £95 million expenses	—	1,047	—	—	1,047	—
Ordinary shares issued in respect of rights issue, net of £246 million expenses	—	—	10,469	—	—	10,469
Ordinary shares issued in respect of capitalisation issue	—	—	(101)	—	—	(101)
Expenses of placing and open offer	—	—	(265)	—	—	(265)
Ordinary shares issued	281	—	46	281	—	46
Redemption of preference shares classified as debt	118	—	—	118	—	—
Preference shares redeemed	—	(4,995)	—	—	(4,995)	—
At 31 December	23,922	23,523	27,471	23,922	23,523	27,471
Merger reserve						
At 1 January	25,522	10,881	10,881	14,641	—	—
Issue of B shares, net of £399 million expenses	—	24,591	—	—	24,591	—
Placing and open offer	—	—	14,273	—	—	14,273
Transfer to retained earnings	(12,250)	(9,950)	(14,273)	(12,250)	(9,950)	(14,273)
At 31 December	13,272	25,522	10,881	2,391	14,641	—
Available-for-sale reserve						
At 1 January	(1,755)	(3,561)	1,032	—	—	—
Unrealised gains/(losses)	179	1,202	(6,808)	—	—	—
Realised (gains)/losses	(519)	981	842	—	—	—
Tax	74	(377)	1,373	—	—	—
Recycled to profit or loss on disposal of businesses, net of £5 million tax	(16)	—	—	—	—	—
At 31 December	(2,037)	(1,755)	(3,561)	—	—	—
Cash flow hedging reserve						
At 1 January	(252)	(876)	(555)	(1)	(4)	(5)
Amount recognised in equity	180	380	(603)	—	—	—
Amount transferred from equity to earnings	(59)	513	198	1	3	2
Tax	(67)	(269)	84	—	—	(1)
Recycled to profit or loss on disposal of businesses, net of £19 million tax	58	—	—	—	—	—
At 31 December	(140)	(252)	(876)	—	(1)	(4)

Statements of changes in equity

for the year ended 31 December 2010 continued

	Group			Company		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Foreign exchange reserve						
At 1 January	4,528	6,385	(426)	—	—	—
Retranslation of net assets	997	(2,322)	11,970	—	—	—
Foreign currency (losses)/gains on hedges of net assets	(458)	456	(5,801)	—	—	—
Tax	63	9	642	—	—	—
Recycled to profit or loss on disposal of businesses	8	—	—	—	—	—
At 31 December	5,138	4,528	6,385	—	—	—
Capital redemption reserve						
At 1 January	170	170	170	170	170	170
Preference shares redeemed	1	—	—	1	—	—
Cancellation of non-voting deferred shares	27	—	—	27	—	—
At 31 December	198	170	170	198	170	170
Contingent capital reserve						
At 1 January	(1,208)	—	—	(1,208)	—	—
Contingent capital agreement - consideration payable	—	(1,208)	—	—	(1,208)	—
At 31 December	(1,208)	(1,208)	—	(1,208)	(1,208)	—
Retained earnings						
At 1 January	12,134	7,542	21,072	13,262	5,550	3,787
Loss attributable to ordinary and B shareholders and other equity owners						
- continuing operations	(973)	(2,600)	(23,624)	(4,554)	(1,503)	(9,602)
- discontinued operations	(28)	(72)	(86)	—	—	—
Ordinary dividends paid	—	—	(2,312)	—	—	(2,312)
Equity preference dividends paid	(105)	(878)	(536)	(105)	(878)	(536)
Paid-in equity dividends paid, net of tax	(19)	(57)	(60)	(19)	(57)	(60)
Transfer from paid-in equity						
- gross	2	200	—	2	200	—
- tax	(1)	—	—	(1)	—	—
Equity owners gain on withdrawal of non-controlling interests						
- gross	40	629	—	—	—	—
- tax	(11)	(176)	—	—	—	—
Redemption of equity preference shares	(2,968)	—	—	(2,968)	—	—
Gain on redemption of equity preference shares	609	—	—	616	—	—
Redemption of preference shares classified as debt	(118)	—	—	(118)	—	—
Transfer from merger reserve	12,250	9,950	14,273	12,250	9,950	14,273
Actuarial gains/(losses) recognised in retirement benefit schemes						
- gross	158	(3,756)	(1,807)	—	—	—
- tax	(71)	1,043	472	—	—	—
Purchase of non-controlling interests	(38)	—	—	—	—	—
Net cost of shares bought and used to satisfy share-based payments	(13)	(16)	(19)	—	—	—
Share-based payments						
- gross	385	325	177	—	—	—
- tax	6	—	(8)	—	—	—
At 31 December	21,239	12,134	7,542	18,365	13,262	5,550
Own shares held						
At 1 January	(121)	(104)	(61)	—	—	—
Shares purchased	(700)	(33)	(64)	—	—	—
Shares issued under employee share schemes	13	16	21	—	—	—
At 31 December	(808)	(121)	(104)	—	—	—
Equity owners at 31 December	75,132	77,736	58,879	59,224	65,582	44,158

	Group			Company		
	2010	2009	2008	2010	2009	2008
	£m	£m	£m	£m	£m	£m
Non-controlling interests						
At 1 January	16,895	21,619	38,388	—	—	—
Currency translation adjustments and other movements	(466)	(1,434)	9,256	—	—	—
Acquisition of ABN AMRO	—	—	356	—	—	—
(Loss)/profit attributable to non-controlling interests						
- continuing operations	(60)	382	100	—	—	—
- discontinued operations	(605)	(33)	(10,932)	—	—	—
Dividends paid	(4,200)	(313)	(285)	—	—	—
Movements in available-for-sale securities						
- unrealised (losses)/gains	(56)	299	(1,288)	—	—	—
- realised losses/(gains)	37	(466)	(152)	—	—	—
- tax	5	(36)	(7)	—	—	—
- recycled to profit or loss on disposal of discontinued operations, net of £2 million tax	(7)	—	—	—	—	—
Movements in cash flow hedging reserve						
- amount recognised in equity	(120)	(209)	(1,015)	—	—	—
- amount transferred from equity to earnings	—	—	(36)	—	—	—
- tax	39	59	220	—	—	—
- recycled to profit or loss on disposal of discontinued operations, net of £340 million tax	1,036	—	—	—	—	—
Actuarial gains/(losses) recognised in retirement benefit schemes						
- gross	—	91	(480)	—	—	—
- tax	—	1	2	—	—	—
Equity raised	559	9	1,071	—	—	—
Equity withdrawn and disposals	(11,298)	(2,445)	(13,579)	—	—	—
Transfer to retained earnings	(40)	(629)	—	—	—	—
At 31 December	1,719	16,895	21,619	—	—	—
Total equity at 31 December	76,851	94,631	80,498	59,224	65,582	44,158
Total comprehensive loss recognised in the statement of changes in equity is attributable as follows:						
Non-controlling interests	(197)	(1,346)	(4,332)	—	—	—
Preference shareholders	105	878	536	105	878	536
Paid-in equity holders	19	57	60	19	57	60
Ordinary and B shareholders	(598)	(5,747)	(23,744)	(4,677)	(2,435)	(10,197)
	(671)	(6,158)	(27,480)	(4,553)	(1,500)	(9,601)

The accompanying notes on pages 287 to 385, the accounting policies on pages 275 to 286 and the audited sections of the Business review: Risk and balance sheet management on pages 119 to 224 form an integral part of these financial statements.

Cash flow statements

for the year ended 31 December 2010

		Group			Company		
	Note	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Operating activities							
Operating loss before tax		(399)	(2,647)	(25,691)	(4,471)	(1,286)	(10,017)
Operating loss before tax on discontinued operations		(541)	(49)	(10,937)	—	—	—
Adjustments for:							
Depreciation and amortisation		2,220	2,809	3,154	—	—	—
Write-down of goodwill and other intangible assets		10	363	32,581	—	—	—
Write-down of investment in subsidiaries		—	—	—	5,124	5,139	14,321
Interest on subordinated liabilities		500	1,490	2,144	462	537	499
Charge for defined benefit pension schemes		540	659	490	—	—	—
Pension scheme curtailment gains		(78)	(2,148)	—	—	—	—
Cash contribution to defined benefit pension schemes		(832)	(1,153)	(810)	—	—	—
Gain on redemption of own debt		(553)	(3,790)	—	(53)	(238)	—
Elimination of non-cash items on discontinued activities		—	—	592	—	—	—
Elimination of foreign exchange differences		(691)	12,217	(41,874)	272	(753)	1,778
Other non-cash items		1,455	7,940	8,772	(1)	20	(478)
Net cash flows from trading activities		1,631	15,691	(31,579)	1,333	3,419	6,103
Changes in operating assets and liabilities		17,095	(15,964)	(42,219)	(10,238)	12,537	(22,254)
Net cash flows from operating activities before tax		18,726	(273)	(73,798)	(8,905)	15,956	(16,151)
Income taxes received/(paid)		565	(719)	(1,540)	(133)	409	119
Net cash flows from operating activities	35	19,291	(992)	(75,338)	(9,038)	16,365	(16,032)
Investing activities							
Sale and maturity of securities		47,604	76,492	53,390	—	—	—
Purchase of securities		(43,485)	(73,593)	(55,229)	—	—	—
Investment in subsidiaries		—	—	—	(1,884)	(23,902)	(10,349)
Disposal of subsidiaries		—	—	—	6	7,908	700
Sale of property, plant and equipment		2,011	1,948	2,228	—	—	—
Purchase of property, plant and equipment		(2,113)	(4,898)	(5,757)	—	—	—
Proceeds on disposal of discontinued activities		—	—	20,113	—	—	—
Net investment in business interests and intangible assets	36	3,446	105	2,252	—	—	—
Repayments from subsidiaries		—	—	—	—	274	—
Transfer out of discontinued operations		(4,112)	—	—	—	—	—
Net cash flows from investing activities		3,351	54	16,997	(1,878)	(15,720)	(9,649)
Financing activities							
Issue of ordinary shares		1	—	49	1	—	49
Placing and open offers		—	5,274	19,741	—	5,274	19,741
Rights issue		—	—	12,000	—	—	12,000
Issue of B shares		—	25,101	—	—	12,801	—
Issue of subordinated liabilities		—	2,309	2,413	—	—	—
Proceeds of non-controlling interests issued		559	9	1,427	—	—	—
Redemption of paid-in equity		(132)	(308)	—	(132)	(308)	—
Redemption of preference shares		(2,359)	(5,000)	—	(2,352)	(5,000)	—
Redemption of non-controlling interests		(5,282)	(422)	(13,579)	—	—	—
Shares purchased by employee trusts		(700)	(33)	(64)	—	—	—
Shares issued under employee share schemes		—	—	2	—	—	—
Repayment of subordinated liabilities		(1,588)	(5,145)	(1,727)	(98)	(458)	—
Dividends paid		(4,240)	(1,248)	(3,193)	(124)	(935)	(2,908)
Interest on subordinated liabilities		(639)	(1,746)	(1,967)	(475)	(557)	(466)
Net cash flows from financing activities		(14,380)	18,791	15,102	(3,180)	10,817	28,416
Effects of exchange rate changes on cash and cash equivalents		82	(8,592)	29,209	5	(83)	761
Net increase/(decrease) in cash and cash equivalents		8,344	9,261	(14,030)	(14,091)	11,379	3,496
Cash and cash equivalents at 1 January		144,186	134,925	148,955	16,448	5,069	1,573
Cash and cash equivalents at 31 December	39	152,530	144,186	134,925	2,357	16,448	5,069

The accompanying notes on pages 287 to 385, the accounting policies on pages 275 to 286 and the audited sections of the Business review: Risk and balance sheet management on pages to 119 to 224 form an integral part of these financial statements.

1. Presentation of accounts

The accounts are prepared on a going concern basis (see page 232 of the Report of the directors) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB as adopted by the European Union (EU) (together IFRS). The EU has not adopted the complete text of IAS 39 'Financial Instruments: Recognition and Measurement'; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB: the Group's financial statements are prepared in accordance with IFRS as issued by the IASB.

The Group has adopted the revised IFRS 3 'Business Combinations' and related revisions to IAS 27 'Consolidated and Separate Financial Statements' issued in January 2008 and also IFRIC 17 'Distributions of Non-cash Assets to Owners' and the IASB's consequential amendments to IFRS 5 'Non-Current Assets Held for Sale and Discontinued Operations' issued in December 2008. They apply to transactions on or after 1 January 2010 and have not resulted in the restatement of previously published financial information. There have been no material acquisitions in the year. In accordance with IFRS 5, before and after the amendment, the Dutch retail and other banking businesses that were transferred to the Dutch State on 1 April 2010 have been recognised as discontinued operations with consequent changes to the presentation of comparative financial information.

There are a number of other changes to IFRS that were effective from 1 January 2010. They have had no material effect on the Group's financial statements: in April 2009, 'Improvements to IFRS' - making non-urgent but necessary amendments to standards, primarily to remove inconsistencies and to clarify wording; and amendments to IAS 39 'Financial Instruments: Recognition and Measurement' - limited changes to IAS 39 issued in July 2008 clarified that (a) a one-sided risk can be designated as a hedged risk i.e. an option can be used to hedge a risk above or below a specified threshold and (b) inflation can be a hedged risk but only if the cash flows include a specified inflation portion.

The company is incorporated in the UK and registered in Scotland. The accounts are prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

The company accounts are presented in accordance with the Companies Act 2006.

2. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and entities (including certain special purpose entities) that are controlled by the Group. Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary's net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes up until the Group ceases to control them through a sale or significant change in circumstances. Changes in interest that do not result in a loss of control are recognised in equity.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

3. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees payable or receivable that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held-for-trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services - this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Charges for payment services are usually debited to the customer's account monthly or quarterly in arrears. Income is accrued at period end for services provided but not yet charged.

Card related services - fees from credit card business include:

- Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed;

- Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and automated teller machine networks. These fees are accrued once the transaction has taken place; and

- An annual fee payable by a credit card holder is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage - this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy, as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees - fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

Insurance premiums - see Accounting policy 12.

4. Assets held for sale and discontinued operations

A non-current asset (or disposal group) is classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. If the asset (or disposal group) is acquired as part of a business combination it is initially measured at fair value less costs to sell. Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation. A discontinued operation is a cash-generating unit or a group of cash-generating units that either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.

5. Pensions and other post-retirement benefits

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Any surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). The current service cost, curtailments and any past service costs together with the expected return on scheme assets less the unwinding of the discount on the scheme liabilities is charged to operating expenses. Actuarial gains and losses are recognised in full in the period in which they occur outside profit or loss and presented in the consolidated statement of comprehensive income. Contributions to defined contribution pension schemes are recognised in the income statement when payable.

6. Intangible assets and goodwill
Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss over the assets' estimated economic lives using methods that best reflect the pattern of economic benefits and is included in depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	6 to 10 years
Other acquired intangibles	5 to 10 years
Computer software	3 to 5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overheads. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the projected benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overheads. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.

Acquired goodwill, being the excess of the cost of an acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired, is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet category 'Intangible assets' and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

7. Property, plant and equipment
Items of property, plant and equipment (except investment property - see Accounting policy 9) are stated at cost less accumulated depreciation and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately.

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases) over their estimated useful lives.

The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

8. Impairment of intangible assets and property, plant and equipment
At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash-generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

9. Investment property
Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

10. Foreign currencies

The Group's consolidated financial statements are presented in sterling which is the functional currency of the company.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date.

Foreign exchange differences arising on translation are reported in income from trading activities except for differences arising on cash flow hedges and hedges of net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the available-for-sale reserve in equity unless the asset is the hedged item in a fair value hedge.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of a foreign operation are recognised directly in equity and included in profit or loss on its disposal.

11. Leases

Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases.

Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review to identify potential impairment. If there has been a reduction in the estimated unguaranteed residual value, the income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see Accounting policy 7).

12. Insurance

General insurance

General insurance comprises short-duration contracts. Due to the nature of the products sold - predominantly property, and motor - the insurance protection is provided on an even basis throughout the term of the policy. Consequently, written premiums are recognised on a straight-line basis over the period of the policy. Insurance premiums exclude insurance premium tax. Unearned premiums represent the proportion of the net premiums that relate to periods of insurance after the balance sheet date and are calculated over the period of exposure under the policy, on a daily basis, 24th's basis or allowing for the estimated incidence of exposure under policies which are longer than twelve months. Provision is made where necessary for the estimated amount of claims over and above unearned premiums including that in respect of future written business on discontinued lines under the run-off of delegated underwriting authority arrangements. The provision is designed to meet future claims and related expenses and is calculated across related classes of business on the basis of a separate carry forward of deferred acquisition expenses after making allowance for investment income.

Acquisition expenses relating to new and renewed business for all classes are expensed over the period during which the premiums are earned. The principal acquisition costs so deferred are commissions payable, and costs associated with the telesales and underwriting staff. Claims and the related reinsurance are recognised in the accounting period in which the loss occurs. Provision is made for the cost of settling outstanding claims at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date, and claims handling expenses. Provisions are only discounted where claims, principally motor, either have been or are expected to be settled by periodical payments. Related reinsurance receivables are recognised on the same basis and at the same time.

Life assurance

The Group's long-term assurance contracts include whole-life term assurance, endowment assurance, flexible whole-life, pension and annuity contracts that are expected to remain in force for an extended period of time. Long-term assurance contracts under which the Group does not accept significant insurance risk are classified as financial instruments.

The Group recognises the value of in-force long-term assurance contracts as an asset. Cash flows associated with in-force contracts and related assets, including reinsurance cash flows, are projected, using appropriate assumptions as to future mortality, persistency and levels of expenses and excluding the value of future investment margins, to estimate future surpluses attributable to the Group. These surpluses, discounted at a risk-adjusted rate, are recognised as a separate asset. Changes in the value of this asset are included in profit or loss.

Premiums on long-term insurance contracts are recognised as income when receivable. Claims on long-term insurance contracts reflect the cost of all claims arising during the year, including claims handling costs. Claims are recognised when the Group becomes aware of the claim.

Reinsurance

The Group has reinsurance treaties that transfer significant insurance risk. Liabilities for reinsured contracts are calculated gross of reinsurance and a separate reinsurance asset recorded.

13. Provisions

The Group recognises a provision for a present obligation resulting from a past event when it is more likely than not that it will be required to transfer economic benefits to settle the obligation and the amount of the obligation can be estimated reliably.

Provision is made for restructuring costs, including the costs of redundancy, when the Group has a constructive obligation to restructure. An obligation exists when the Group has a detailed formal plan for the restructuring and has raised a valid expectation in those affected by starting to implement the plan or announcing its main features.

If the Group has a contract that is onerous, it recognises the present obligation under the contract as a provision. An onerous contract is one where the unavoidable costs of meeting the obligations under it exceed the expected economic benefits. When the Group vacates a leasehold property, a provision is recognised for the costs under the lease less any expected economic benefits (such as rental income).

Contingent liabilities are possible obligations arising from past events whose existence will be confirmed only by uncertain future events or present obligations arising from past events that are not recognised because either an outflow of economic benefits is not probable or the amount of the obligation cannot be reliably measured. Contingent liabilities are not recognised but information about them is disclosed unless the possibility of any outflow of economic benefits in settlement is remote.

14. Tax

Provision is made for tax at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas tax where appropriate. Deferred tax is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

15. Financial assets

On initial recognition, financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments - a financial asset may be classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see Accounting policy 3) less any impairment losses.

Held-for-trading - a financial asset is classified as held-for-trading if it is acquired principally for sale in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss - financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both, that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

In 2009 and 2008, financial assets designated as at fair value through profit or loss included policyholders' assets underpinning insurance and investment contracts issued by the Group's life assurance businesses. Fair value designation significantly reduces the measurement inconsistency that would arise if these assets were classified as available-for-sale.

Loans and receivables - non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables, except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see Accounting policy 3) less any impairment losses.

Available-for-sale - financial assets that are not classified as held-to-maturity; held-for-trading; designated as at fair value through profit or loss; or loans and receivables, are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Unquoted equity investments whose fair value cannot be measured reliably are carried at cost and classified as available-for-sale financial assets. Impairment losses and exchange differences resulting from retranslating the amortised cost of foreign currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest method (see Accounting policy 3). Other changes in the fair value of available-for-sale financial assets and any related tax are reported in a separate component of shareholders' equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Reclassifications - held-for-trading and available-for-sale financial assets that meet the definition of loans and receivables (non-derivative financial assets with fixed or determinable payments that are not quoted in an active market) may be reclassified to loans and receivables if the Group has the intention and ability to hold the financial asset for the foreseeable future or until maturity. The Group typically regards the foreseeable future as twelve months from the date of reclassification. Additionally, held-for-trading financial assets that do not meet the definition of loans and receivables may, in rare circumstances, be transferred to available-for-sale financial assets or to held-to-maturity investments. Reclassifications are made at fair value. This fair value becomes the asset's new cost or amortised cost as appropriate. Gains and losses recognised up to the date of reclassification are not reversed.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; issues of equity or financial liabilities measured at amortised cost are recognised on settlement date; all other regular way transactions in financial instruments are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

16. Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost - if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. For collateralised loans and receivables, estimated future cash flows include cash flows that may result from foreclosure less the costs of obtaining and selling the collateral, whether or not foreclosure is probable.

Where, in the course of the orderly realisation of a loan, it is exchanged for equity shares or properties, the exchange is accounted for as the sale of the loan and the acquisition of equity securities or investment properties. Where the Group's interest in equity shares following the exchange is such that the Group controlling an entity, that entity is consolidated.

Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of observable data, to reflect current conditions not affecting the period of historical experience.

Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If, in a subsequent period, the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Impaired loans and receivables are written off, i.e. the impairment provision is applied in writing down the loan's carrying value partially or in full, when the Group concludes that there is no longer any realistic prospect of recovery of part or all of the loan. For portfolios that are collectively assessed for impairment, the timing of write off principally reflects historic recovery experience for each portfolio. For loans that are individually assessed for impairment, the timing of write off is determined on a case-by-case basis. Such loans are reviewed regularly and write offs will be prompted by bankruptcy, insolvency, restructuring and similar events. Most debt is written off within five years of the recognition of the initial impairment. It is not the Group's usual practice to write-off all or part of the asset at the time an impairment loss is recognised; it may however, take place in rare circumstances. Amounts recovered after a loan has been written off are credited to the loan impairment charge for the period in which they are received.

Financial assets carried at fair value - when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

17. Financial liabilities

On initial recognition financial liabilities are classified into held-for-trading; designated as at fair value through profit or loss; or amortised cost.

Held-for-trading - a financial liability is classified as held-for-trading if it is incurred principally for repurchase in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss - financial liabilities may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial liabilities designated as at fair value through profit or loss include structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value; and in 2009 and 2008 investment contracts issued by the Group's life assurance businesses: fair value designation significantly reduces the measurement inconsistency that would arise if these liabilities were measured at amortised cost.

Amortised cost - all other financial liabilities are measured at amortised cost using the effective interest method (see Accounting policy 3).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

18. Financial guarantee contracts

Under a financial guarantee contract, the Group, in return for a fee, undertakes to meet a customer's obligations under the terms of a debt instrument if the customer fails to do so. A financial guarantee is recognised as a liability; initially at fair value and, if not designated as at fair value through profit or loss, subsequently at the higher of its initial value less cumulative amortisation and any provision under the contract measured in accordance with Accounting policy 13. Amortisation is calculated so as to recognise fees receivable in profit or loss over the period of the guarantee.

19. Loan commitments

Provision is made for loan commitments, other than those classified as held-for-trading, if it is probable that the facility will be drawn and the resulting loan will be recognised at a value less than the cash advanced. Syndicated loan commitments in excess of the level of lending under the commitment approved for retention by the Group are classified as held-for-trading and measured at fair value.

20. Derecognition

A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires. On the redemption or settlement of debt securities (including subordinated liabilities) issued by the Group, the Group derecognises the debt instrument and records a gain or loss being the difference between the debt's carrying amount and the cost of redemption or settlement. The same treatment applies where the debt is exchanged for a new debt issue that has terms substantially different from those of the existing debt. The assessment of whether the terms of the new debt instrument are substantially different takes into account qualitative and quantitative characteristics including a comparison of the discounted present value of the cash flows under the new terms with the discounted present value of the remaining cash flows of the original debt issue.

21. Sale and repurchase transactions
Securities subject to a sale and repurchase agreement under which substantially all the risks and rewards of ownership are retained by the Group continue to be shown on the balance sheet and the sale proceeds recorded as a financial liability. Securities acquired in a reverse sale and repurchase transaction under which the Group is not exposed to substantially all the risks and rewards of ownership are not recognised on the balance sheet and the consideration paid is recorded as a financial asset.

Securities borrowing and lending transactions are usually secured by cash or securities advanced by the borrower. Borrowed securities are not recognised on the balance sheet or lent securities derecognised. Cash collateral given or received is treated as a loan or deposit; collateral in the form of securities is not recognised. However, where securities borrowed are transferred to third parties, a liability for the obligation to return the securities to the stock lending counterparty is recorded.

22. Netting
Financial assets and financial liabilities are offset and the net amount presented in the balance sheet when, and only when, the Group currently has a legally enforceable right to set off the recognised amounts; and it intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. The Group is party to a number of arrangements, including master netting agreements, that give it the right to offset financial assets and financial liabilities but where it does not intend to settle the amounts net or simultaneously and therefore the assets and liabilities concerned are presented gross.

23. Capital instruments
The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

24. Derivatives and hedging
Derivative financial instruments are initially recognised, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative's components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is measured at fair value with changes in fair value recognised in profit or loss.

Gains and losses arising from changes in the fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a highly probable forecast transaction (cash flow hedges); and hedges of the net investment in a foreign operation.

Hedge relationships are formally documented at inception. The documentation identifies the hedged item and the hedging instrument and details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

Fair value hedge - in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; or if the hedging instrument expires or is sold, terminated or exercised; or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge - in a cash flow hedge, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity and the ineffective portion in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss in equity is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation - in the hedge of a net investment in a foreign operation, the portion of foreign exchange differences arising on the hedging instrument determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss. Non-derivative financial liabilities as well as derivatives may be the hedging instrument in a net investment hedge.

25. Share-based payments
The Group awards shares and options over shares in The Royal Bank of Scotland Group plc to its employees. The expense for these transactions is measured based on the fair value on the date the awards are granted. The fair value of an option is estimated using valuation techniques which take into account its exercise price, its term, the risk-free interest rate and the expected volatility of the market price of The Royal Bank of Scotland Group plc's shares. Vesting conditions are not taken into account when measuring fair value, but are reflected by adjusting the proportion of awards that actually vest. The fair value is expensed on a straight-line basis over the vesting period. Following an amendment to IFRS 2 for accounting periods starting after 1 January 2009, the cancellation of an award with non-vesting conditions triggers immediate recognition of an expense in respect of any unrecognised element of the fair value of the award.

26. Cash and cash equivalents
Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

27. Shares in Group entities
The company's investments in its subsidiaries are stated at cost less any impairment.

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB's 'Framework for the Preparation and Presentation of Financial Statements'. The judgements and assumptions involved in the Group's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loan impairment provisions

The Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. Such objective evidence, indicative that a borrower's financial condition has deteriorated, can include for loans that are individually assessed: the non-payment of interest or principal; debt restructuring; probable bankruptcy or liquidation; significant reduction in the value of any security; breach of limits or covenants; and deteriorating trading performance and, for collectively assessed portfolios: the borrowers' payment status and observable data about relevant macroeconomic measures.

The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2010, gross loans and advances to customers totalled £573,315 million (2009 - £745,519 million; 2008 - £885,611 million) and customer loan impairment provisions amounted to £18,055 million (2009 - £17,126 million; 2008 - £10,889 million).

There are two components to the Group's loan impairment provisions: individual and collective.

Individual component - all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group's portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management's best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer's debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component - this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collectively assessed provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). Collectively assessed provisions are established on a portfolio basis using a present value methodology taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends. Latent loss provisions are held against estimated impairment losses in the performing portfolio that have yet to be identified as at the balance sheet date. To assess the latent loss within its portfolios, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Pensions

The Group operates a number of defined benefit pension schemes as described in Note 4 on the accounts. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any recognisable surplus or deficit of scheme assets over liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit).

In determining the value of scheme liabilities, financial and demographic assumptions are made including price inflation, pension increases, earnings growth and the longevity of scheme members. A range of assumptions could be adopted in valuing the schemes' liabilities. Different assumptions could significantly alter the amount of the surplus or deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group's pension schemes are set out in Note 4 on the accounts, together with sensitivities of the balance sheet and income statement to changes in those assumptions.

A pension asset of £105 million and a liability of £2,288 million were recognised in the balance sheet at 31 December 2010 (2009 - asset - £58 million, liability - £2,963 million; 2008 - asset - £36 million, liability - £2,032 million).

Fair value - financial instruments

Financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value. Gains or losses arising from changes in the fair value of financial instruments classified as held-for-trading or designated as at fair value through profit or loss are included in the income statement. Unrealised gains and losses on available-for-sale financial assets are recognised directly in equity unless an impairment loss is recognised.

Financial instruments measured at fair value include:

Loans and advances (held-for-trading and designated as at fair value though profit or loss) - principally comprise reverse repurchase agreements (reverse repos) and cash collateral.

Debt securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) - debt securities include those issued by governments, municipal bodies, mortgage agencies and financial institutions as well as corporate bonds, debentures and residual interests in securitisations.

Equity securities (held-for-trading, designated as at fair value though profit or loss and available-for-sale) - comprise equity shares of companies or corporations both listed and unlisted.

Deposits by banks and customer accounts (held-for-trading and designated as at fair value though profit or loss) - deposits measured at fair value principally include repurchase agreements (repos), cash collateral and investment contracts issued by the Group's life assurance businesses.

Debt securities in issue (held-for-trading and designated as at fair value though profit or loss) - principally comprise medium term notes.

Short positions (held-for-trading) - arise in dealing and market making activities where debt securities and equity shares are sold which the Group does not currently possess.

Derivatives - these include swaps (currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps), forward foreign exchange contracts, forward rate agreements, futures (currency, interest rate and equity) and options (exchange-traded options on currencies, interest rates and equities and equity indices and OTC currency and equity options, interest rate caps and floors and swaptions).

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined from quoted prices in active markets for identical financial assets or financial liabilities where these are available. Fair value for a net open position in a financial instrument in an active market is the number of units of the instrument held times the current bid price (for financial assets) or offer price (for financial liabilities). In determining the fair value of derivative financial instruments gross long and short positions measured at current mid market prices are adjusted by bid-offer reserves calculated on a portfolio basis. Credit valuation adjustments are made when valuing derivative financial assets to incorporate counterparty credit risk. Adjustments are also made when valuing financial liabilities to reflect the Group's own credit standing. Where the market for a financial instrument is not active, fair value is established using a valuation technique. These valuation techniques involve a degree of estimation, the extent of which depends on the instrument's complexity and the availability of market-based data. More details about the Group's valuation methodologies and the sensitivity to reasonably possible alternative assumptions of the fair value of financial instruments valued using techniques where at least one significant input is unobservable are given in Note 12 on pages 310 to 324.

General insurance claims
The Group makes provision for the full cost of settling outstanding claims arising from its general insurance business at the balance sheet date, including claims estimated to have been incurred but not yet reported at that date and claims handling expenses. General insurance claims provisions amounted to £6,726 million at 31 December 2010 (2009 - £5,802 million; 2008 - £5,478 million).

Provisions are determined by management based on experience of claims settled and on statistical models which require certain assumptions to be made regarding the incidence, timing and amount of claims and any specific factors such as adverse weather conditions. In order to calculate the total provision required, the historical development of claims is analysed using statistical methodology to extrapolate, within acceptable probability parameters, the value of outstanding claims at the balance sheet date. Also included in the estimation of outstanding claims are other assumptions such as the inflationary factor used for bodily injury claims which is based on historical trends and, therefore, allows for some increase due to changes in common law and statute; and the incidence of periodical payment orders and the rate at which payments under them are discounted. Costs for both direct and indirect claims handling expenses are also included. Outward reinsurance recoveries are accounted for in the same accounting period as the direct claims to which they relate. The outstanding claims provision is based on information available to management and the eventual outcome may vary from the original assessment. Actual claims experience may differ from the historical pattern on which the estimate is based and the cost of settling individual claims may exceed that assumed.

Deferred tax
The Group makes provision for deferred tax on short-term and other temporary differences where tax recognition occurs at a different time from accounting recognition. Deferred tax assets of £6,373 million were recognised as at 31 December 2010 (2009 - £7,039 million; 2008 - £7,082 million).

The Group has recognised deferred tax assets in respect of losses, principally in the UK, and short-term timing differences. Deferred tax assets are recognised in respect of unused tax losses to the extent that it is probable that there will be future taxable profits against which the losses can be utilised. Business projections prepared for impairment reviews (see Note 19) indicate that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within eight years (2009 - eight years). The Group's cumulative losses are principally attributable to the recent unparalleled market conditions. Deferred tax assets of £2,008 million (2009 - £2,163 million; 2008 - £1,748 million) have not been recognised in respect of tax losses carried forward in jurisdictions where doubt exists over the availability of future taxable profits.

Accounting developments

International Financial Reporting Standards

The IASB issued 'Improvements to IFRS' in May 2010 implementing minor changes to IFRS, making non-urgent but necessary amendments to standards, primarily to remove inconsistency and to clarify wording. The revisions are effective for annual periods beginning on or after 1 July 2010 and are not expected to have a material effect on the Group or the company.

The IASB issued IFRS 9 'Financial Instruments' in November 2009 simplifying the classification and measurement requirements in IAS 39 'Financial Instruments: Recognition and Measurement' in respect of financial assets. The standard reduces the measurement categories for financial assets to two: fair value and amortised cost. A financial asset is classified on the basis of the entity's business model for managing the financial asset and the contractual cash flow characteristics of the financial asset. Only assets with contractual terms that give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding and which are held within a business model whose objective is to hold assets in order to collect contractual cash flows are classified as amortised cost. All other financial assets are measured at fair value. Changes in the value of financial assets measured at fair value are generally taken to profit or loss.

In October 2010, IFRS 9 was updated to include the classification and measurement of liabilities. It is not markedly different from IAS 39 except for liabilities measured at fair value where the movement is due to changes in credit rating of the preparer it is recognised not in profit or loss but in other comprehensive income.

The standard is effective for annual periods beginning on or after 1 January 2013; early application is permitted.

This standard makes major changes to the framework for the classification and measurement of financial assets and will have a significant effect on the Group's financial statements. The changes relating to the classification and measurement of liabilities carried at fair value will have a less significant effect on the Group. The Group is assessing these impacts which are likely to depend on the outcome of the other phases of IASB's IAS 39 replacement project.

The IASB issued 'Disclosures - Transfers of Financial Assets (Amendments to IFRS 7 Financial Instruments: Disclosures)' in October 2010 to extend the standard's disclosure requirements about derecognition to align with US GAAP. The revisions are effective for annual periods beginning on or after 1 July 2011 and will not affect the financial position or reported performance of the Group or the company.

The IASB issued an amendment to IAS 12 'Income Taxes' in December 2010 to clarify that recognition of deferred tax should have regard to the expected manner of recovery or settlement of the asset or liability. The amendment and consequential withdrawal of SIC 21 'Deferred Tax: Recovery of Underlying Assets', effective for annual periods beginning on or after 1 January 2012, is not expected to have a material effect on the Group or the company.

The International Financial Reporting Interpretations Committee issued IFRIC 19 'Extinguishing Financial Liabilities with Equity Instruments' in December 2009. The interpretation clarifies that the profit or loss on extinguishing liabilities by issuing equity instruments should be measured by reference to fair value, preferably of the equity instruments. The interpretation, effective for the Group for annual periods beginning on or after 1 January 2011, is not expected to have a material effect on the Group or the company.

1 Net interest income

	Group		
	2010 £m	2009 £m	2008 £m
Loans and advances to customers	18,889	21,356	34,949
Loans and advances to banks	591	830	2,201
Debt securities	3,296	4,125	5,040
Interest receivable	22,776	26,311	42,190
Customer accounts: demand deposits	1,228	970	3,475
Customer accounts: savings deposits	1,148	1,245	2,261
Customer accounts: other time deposits	1,345	2,546	7,906
Deposits by banks	1,333	2,898	6,362
Debt securities in issue	3,277	4,482	8,919
Subordinated liabilities	417	1,291	1,959
Internal funding of trading businesses	(181)	(509)	(4,174)
Interest payable	8,567	12,923	26,708
Net interest income	14,209	13,388	15,482

2 Non-interest income (excluding insurance net premium income)

	Group		
	2010 £m	2009 £m	2008 £m
Fees and commissions receivable	8,193	8,738	8,855
Fees and commissions payable			
- banking	(1,892)	(2,351)	(2,043)
- insurance related	(319)	(439)	(401)
	(2,211)	(2,790)	(2,444)
Income/(loss) from trading activities (1)			
Foreign exchange	1,491	2,340	1,906
Interest rate	1,862	3,883	1,026
Credit	41	(4,147)	(12,207)
Other	1,123	1,685	250
	4,517	3,761	(9,025)
Gain on redemption of own debt (2)	553	3,790	—
Other operating income (excluding insurance net premium income)			
Operating lease and other rental income	1,394	1,323	1,469
Changes in the fair value of own debt attributable to own credit (3)	249	51	977
Changes in the fair value of securities and other financial assets and liabilities	(180)	42	(1,266)
Changes in the fair value of investment properties	(405)	(117)	(86)
Profit on sale of securities	496	162	164
Profit on sale of property, plant and equipment	50	40	177
(Loss)/profit on sale of subsidiaries and associates	(107)	(144)	934
Life business profits/(losses)	90	156	(52)
Dividend income	69	78	276
Share of profits less losses of associated entities	70	(268)	45
Other income (4)	(247)	(450)	(485)
	1,479	873	2,153

Notes:

(1) The analysis of trading income/(loss) is based on how the business is organised and the underlying risks managed. Trading income/(loss) comprises gains and losses on financial instruments held for trading, both realised and unrealised, interest income and dividends and the related funding costs.
The types of instruments include:
- Foreign exchange: spot foreign exchange contracts, currency swaps and options, emerging markets and related hedges and funding.
- Interest rate: interest rate swaps, forward foreign exchange contracts, forward rate agreements, interest rate options, interest rate futures and related hedges and funding.
- Credit: asset-backed securities, corporate bonds, credit derivatives and related hedges and funding.
- Other: equities, commodities, equity derivatives, commodity contracts and related hedges and funding.

(2) In May 2010, the Group redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability. Gains on these exchanges and on the redemption of securities classified as liabilities for cash, totalling £553 million were credited to profit or loss. No amounts have been recognised in profit or loss in relation to the redemption of securities classified as equity in the Group financial statements. The difference between the consideration and the carrying value for these securities amounting to £651 million has been recorded in equity. A similar series of exchange and tender offers completed in April 2009 and resulted in a gain of £3,790 million being credited to profit or loss and £829 million being recorded in equity.

(3) Measured as the change in fair value from movements in the period in the credit risk premium payable by the Group.

(4) Includes income from activities other than banking and insurance.

3 Operating expenses

	Group		
	2010 £m	2009 £m	2008 £m
Wages, salaries and other staff costs	7,945	8,039	7,471
Bonus tax	99	208	—
Social security costs	661	675	648
Share-based compensation	397	329	169
Pension costs			
- defined benefit schemes (see Note 4)	519	638	473
- curtailment gains (see Note 4)	(78)	(2,148)	—
- defined contribution schemes	128	104	137
Staff costs	9,671	7,845	8,898
Premises and equipment	2,402	2,594	2,163
Other administrative expenses	3,995	4,449	4,716
Property, plant and equipment (see Note 20)	1,428	1,427	1,406
Intangible assets (see Note 19)	722	739	971
Depreciation and amortisation	2,150	2,166	2,377
Write-down of goodwill and other intangible assets	10	363	16,911
	18,228	17,417	35,065

Integration costs included in operating expenses comprise expenditure incurred in respect of cost reduction and revenue enhancement programmes connected with acquisitions made by the Group.

	Group		
	2010 £m	2009 £m	2008 £m
Staff costs	210	365	503
Premises and equipment	3	78	25
Other administrative expenses	143	398	486
Depreciation and amortisation	20	18	36
	376	859	1,050

Restructuring costs included in operating expenses comprise:

	2010 £m	2009 £m	2008 £m
Staff costs	353	328	251
Premises and equipment	117	48	15
Other administrative expenses	104	51	41
	574	427	307

Divestment costs included in operating expenses comprise:

	2010 £m	2009 £m	2008 £m
Staff costs	51	—	—
Premises and equipment	6	—	—
Other administrative expenses	25	—	—
	82	—	—

3 Operating expenses continued

The average number of persons employed, rounded to the nearest hundred, in the continuing operations of the Group during the year, excluding temporary staff, was 153,400 (2009 - 166,400; 2008 - 175,400); on the same basis discontinued operations employed 6,200 employees (2009 - 28,100; 2008 - 58,300). The average number of temporary employees during 2010 was 11,600 (2009 - 9,700; 2008 - 7,000). The number of persons employed in the continuing operations of the Group at 31 December, excluding temporary staff, was as follows:

	Group		
	2010	2009	2008
UK Retail	26,300	28,500	31,700
UK Corporate	13,000	12,600	13,600
Wealth	5,300	4,800	5,300
Global Transaction Services	2,400	3,200	3,600
Ulster Bank	4,400	4,600	5,600
US Retail & Commercial	16,500	16,400	17,300
Global Banking & Markets	15,500	15,100	15,700
RBS Insurance	15,000	14,600	15,300
Central items	4,300	3,800	4,300
Core	102,700	103,600	112,400
Non-Core	6,400	13,700	15,000
	109,100	117,300	127,400
Business Services	36,100	41,600	44,500
Integration	300	500	900
RFS Holdings minority interest	—	300	200
Total	145,500	159,700	173,000
UK	93,000	98,400	105,600
USA	23,900	25,600	27,100
Europe	10,800	12,600	14,400
Rest of the World	17,800	23,100	25,900
Total	145,500	159,700	173,000

There were no persons employed in discontinued operations as at 31 December 2010 (2009 - 24,800; 2008 - 29,100).

Share-based payments

As described in the Remuneration report on pages 248 to 263, the Group grants share-based awards to employees principally on the following bases:

Award plan	Eligible employees	Nature of award (1)	Vesting conditions (2)	Issue dates
Sharesave	UK, Republic of Ireland, Channel Islands, Gibraltar and Isle of Man	Option to buy shares under employee savings plan	Continuing employment or leavers in certain circumstances	2011 to 2018
Deferred performance awards	All	Awards of ordinary shares	Continuing employment or leavers in certain circumstances	2011 to 2014
Restricted share awards	Senior employees	Awards of conditional shares	Continuing employment or leavers in certain circumstances and/or achievement of performance conditions	2011 to 2014
Long-term incentives (3)	Senior employees	Awards of conditional shares or share options	Continuing employment or leavers in certain circumstances and/or achievement of performance conditions	2011 to 2020

Notes:
(1) Awards are equity-settled unless international comparability is better served by cash-settled awards.
(2) All awards have vesting conditions and therefore some may not vest.
(3) Long-term incentives include the Executive Share Option Plan, the Long-Term Incentive Plan and the Medium-Term Performance Plan.
(4) The strike price of options and the fair value on granting awards of fully paid shares is the average market price over the five trading days preceding grant date.

Sharesave

	2010 Average exercise price £	2010 Shares under option (million)	2009 Average exercise price £	2009 Shares under option (million)
At 1 January	0.50	1,038	2.88	84
Granted	0.43	147	0.38	1,176
Exercised	0.38	(5)	—	—
Lapsed	0.45	(168)	0.77	(222)
At 31 December	0.48	1,012	0.50	1,038

Options are exercisable within six months of vesting; 23 million were exercisable at 31 December 2010 (2009 - 26 million). The weighted average share price at the date of exercise of options was 45p (2009 - not applicable). At 31 December 2010, exercise prices ranged from 38p to 393p and the average contractual life was 3.3 years (2009 - 38p to 393p and 3.2 years). The fair value of options granted in 2010 was £48 million (2009 - £220 million).

Deferred performance awards

	2010 Value at grant £m	2010 Shares awarded (million)
At 1 January	—	—
Granted	1,043	2,755
Forfeited	(34)	(90)
At 31 December	1,009	2,665

None of the share awards vested in 2010. The awards granted in 2010 vest evenly over the following two anniversaries.

Restricted share awards

	2010 Value at grant £m	2010 Shares awarded (million)	2009 Value at grant £m	2009 Shares awarded (million)
At 1 January	117	325	48	31
Granted	26	55	94	309
Exercised	(6)	(15)	(16)	(5)
Lapsed	(27)	(30)	(9)	(10)
At 31 December	110	335	117	325

The market value of awards exercised in 2010 was £6 million (2009 - £2 million).

Long-term incentives

	2010 Value at grant £m	2010 Shares awarded (million)	2010 Options over shares (million)	2009 Value at grant £m	2009 Shares awarded (million)	2009 Options over shares (million)
At 1 January	122	7	413	79	1	92
Granted	115	247	3	70	8	353
Exercised	—	—	(1)	—	—	—
Lapsed	(18)	(4)	(38)	(27)	(2)	(32)
At 31 December	219	250	377	122	7	413

The market value of awards exercised in 2010 was less than £1 million (2009 - nil). There are vested options over 33 million shares exercisable up to 2020 (2009 - 33 million shares up to 2014).

At 31 December 2010 a provision of £6 million had been made in respect of 16 million share awards and 3 million options over shares that may be cash-settled (2009 - £6 million in respect of 16 million share awards and 3 million options over shares).

The fair value of options granted in 2010 was determined using a pricing model that included: expected volatility of shares determined at the grant date based on historic volatility over a period of up to seven years; an expected option lives that equal the vesting period; no dividends on equity shares; and a risk-free interest rate determined from the UK gilt rates with terms matching the expected lives of the options.

4 Pension costs

The Group sponsors a number of pension schemes in the UK and overseas, predominantly defined benefit schemes, whose assets are independent of the Group's finances. The principal defined benefit scheme is The Royal Bank of Scotland Retirement Fund (the "Main scheme") which accounts for 84% (2009 - 61%; 2008 - 56%) of the Group's retirement benefit obligations.

The Group's defined benefit schemes generally provide a pension of one-sixtieth of final pensionable salary for each year of service prior to retirement up to a maximum of 40 years. Employees do not make contributions for basic pensions but may make voluntary contributions to secure additional benefits on a money-purchase basis. Since October 2006, the Main scheme has been closed to new entrants who have instead been offered membership of The Royal Bank of Scotland Retirement Savings Plan, a defined contribution pension scheme. In 2009, pensionable salary increases in the Main scheme and certain other UK and Irish schemes were limited to 2% per annum or CPI inflation if lower.

The Group also provides post-retirement benefits other than pensions, principally through subscriptions to private healthcare schemes in the UK and the US and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of eligible employees. The amounts are not material.

Interim valuations of the Group's schemes under IAS 19 'Employee Benefits' were prepared to 31 December with the support of independent actuaries, using the following assumptions:

	Main scheme			All schemes		
Principal actuarial assumptions at 31 December (weighted average)	2010	2009	2008	2010	2009	2008
Discount rate	5.5%	5.9%	6.5%	5.4%	5.7%	6.0%
Expected return on plan assets	6.7%	6.8%	7.1%	6.3%	6.1%	6.3%
Rate of increase in salaries	1.8%	1.8%	4.0%	2.0%	2.0%	3.4%
Rate of increase in pensions in payment	3.3%	3.5%	2.7%	3.0%	3.0%	2.4%
Inflation assumption	3.3%	3.5%	2.7%	3.2%	3.0%	2.4%

	Main scheme			All schemes		
Major classes of plan assets as a percentage of total plan assets	2010	2009	2008	2010	2009	2008
Quoted equities	25.9%	38.9%	52.9%	28.2%	36.2%	38.0%
Private equity	5.4%	5.1%	6.5%	4.5%	3.1%	3.7%
Index-linked bonds	27.0%	23.7%	18.0%	24.1%	15.2%	11.4%
Government fixed interest bonds	—	—	1.2%	1.9%	18.9%	23.2%
Corporate and other bonds	26.2%	19.7%	18.5%	24.8%	14.7%	15.1%
Hedge funds	3.2%	3.6%	—	3.5%	3.1%	0.8%
Property	3.4%	3.5%	3.7%	3.6%	3.6%	3.9%
Derivatives	0.9%	—	(1.8%)	1.2%	0.8%	1.5%
Cash and other assets	7.8%	5.3%	1.0%	8.1%	4.3%	2.4%
Equity exposure of equity futures	25.6%	10.6%	—	21.4%	6.3%	—
Cash exposure of equity futures	(25.4%)	(10.4%)	—	(21.3%)	(6.2%)	—
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The Main scheme, which represents 84% of plan assets at 31 December 2010 following the divestment during 2010 of ABN AMRO's principal pension scheme in the Netherlands (2009 - 59%; 2008 - 57%), is invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds. The Main scheme also employs derivative instruments, where appropriate, to achieve a desired asset class exposure or to match assets more closely to liabilities. The value of assets shown reflects the actual physical assets held by the scheme, with any derivative holdings valued on a mark-to-market basis. The return on assets on the total scheme has been based on the asset exposure created allowing for the net impact of the derivatives on the risk and return profile of the holdings.

The Main scheme's holdings of derivative instruments are summarised in the table below:

	2010			2009			2008		
	Notional amounts	Fair value		Notional amounts	Fair value		Notional amounts	Fair value	
		Assets	Liabilities		Assets	Liabilities		Assets	Liabilities
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Inflation rate swaps	2,132	69	8	1,171	75	3	947	1	43
Interest rate swaps	10,727	270	110	4,893	46	114	868	18	—
Total return swaps	466	16	—	—	—	—	—	—	—
Currency swaps	(973)	—	1	—	—	—	—	—	—
Equity futures	4,851	49	14	1,730	37	—	15	—	—
Currency forwards	4,883	35	91	2,908	58	70	1,966	21	267

The investment strategy of other schemes is similar to that of the Main scheme, adjusted to take account of the nature of liabilities, risk appetite of the trustees, size of the scheme and any local regulatory constraints. The use of derivative instruments outside of the Main scheme is not material.

Swaps are part of the management of the inflation and interest rate sensitivity of the Main scheme liabilities. They have been executed at prevailing market rates and within standard market bid/offer spreads. Substantially all swaps are with The Royal Bank of Scotland plc and National Westminster Bank Plc (the "banks"). At 31 December 2010, the gross notional value of the swaps was £12,352 million (2009 - £6,064 million; 2008 - £1,815 million) and had a net positive fair value of £236 million (2009 - £4 million positive; 2008 - £24 million negative) to the scheme.

Collateral is required on all swap transactions with those between the banks and the Main scheme on terms that do not allow the banks to re-hypothecate. The banks had delivered £210 million of collateral at 31 December 2010 (2009 - held £6 million; 2008 - held £36 million).

Ordinary shares of the company with a fair value of £9 million (2009 - £4 million; 2008 - £15 million) are held by the Group's Main scheme which also holds other financial instruments issued by the Group with a value of £264 million (2009 - £192 million; 2008 - £421 million).

The expected return on plan assets at 31 December is based upon the weighted average of the following assumed returns on the major classes of plan assets, allowing for the net impact of derivatives on the risk and return profile:

	Main scheme			All schemes		
	2010	2009	2008	2010	2009	2008
Quoted equities	7.7%	8.0%	8.4%	7.5%	7.8%	8.4%
Private equity	7.7%	8.0%	8.4%	7.7%	8.0%	8.4%
Index-linked bonds	4.2%	4.5%	3.9%	4.0%	4.5%	3.9%
Government fixed interest bonds	—	—	3.9%	2.9%	4.0%	4.3%
Corporate and other bonds	5.5%	5.9%	6.1%	5.2%	5.8%	5.7%
Hedge funds	6.0%	6.2%	—	5.3%	4.3%	8.4%
Property	6.7%	6.2%	6.1%	6.4%	6.0%	6.1%
Derivatives	0.0%	0.0%	2.5%	0.0%	0.0%	2.5%
Cash and other assets	4.0%	4.2%	2.5%	3.7%	3.8%	5.1%
Equity exposure of equity futures	7.7%	8.0%	—	7.7%	8.0%	—
Cash exposure of equity futures	4.0%	4.2%	—	4.0%	4.2%	—
Total fund	6.7%	6.8%	7.1%	6.3%	6.1%	6.3%

Post-retirement mortality assumptions (Main scheme)	2010	2009	2008
Longevity at age 60 for current pensioners (years)			
Males	27.2	27.1	26.1
Females	29.6	29.5	26.9
Longevity at age 60 for future pensioners currently aged 40 (years)			
Males	29.3	29.2	28.1
Females	30.8	30.8	28.2

4 Pension costs continued

Changes in value of net pension deficit/(surplus)	Main scheme			All schemes		
	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension deficit/ (surplus) £m	Fair value of plan assets £m	Present value of defined benefit obligations £m	Net pension deficit/ (surplus) £m
At 1 January 2009	14,804	15,594	790	25,756	27,752	1,996
Currency translation and other adjustments	—	—	—	(699)	(813)	(114)
Income statement						
Expected return	1,029		(1,029)	1,553		(1,553)
Interest cost		999	999		1,614	1,614
Current service cost		300	300		583	583
Past service cost		15	15		15	15
Gains on curtailments		(1,947)	(1,947)		(2,148)	(2,148)
	1,029	(633)	(1,662)	1,553	64	(1,489)
Statement of comprehensive income						
- Actuarial gains and losses	993	4,473	3,480	1,344	5,009	3,665
Contributions by employer	536	—	(536)	1,153	—	(1,153)
Contributions by plan participants and other scheme members	2	2	—	15	15	—
Benefits paid	(741)	(741)	—	(1,175)	(1,175)	—
Expenses included in service cost	(20)	(20)	—	(22)	(22)	—
At 1 January 2010	16,603	18,675	2,072	27,925	30,830	2,905
Currency translation and other adjustments	—	—	—	(206)	(206)	—
Income statement						
Expected return	1,114		(1,114)	1,428		(1,428)
Interest cost		1,091	1,091		1,402	1,402
Current service cost		345	345		499	499
Past service cost		76	76		67	67
Gains on curtailments		—	—		(78)	(78)
	1,114	1,512	398	1,428	1,890	462
Statement of comprehensive income						
- Actuarial gains and losses	1,718	1,674	(44)	1,797	1,639	(158)
Disposal of subsidiaries	—	—	—	(7,993)	(8,187)	(194)
Contributions by employer	444	—	(444)	832	—	(832)
Contributions by plan participants and other scheme members	—	—	—	10	10	—
Benefits paid	(716)	(716)	—	(922)	(922)	—
Expenses included in service cost	(53)	(53)	—	(55)	(55)	—
At 31 December 2010	19,110	21,092	1,982	22,816	24,999	2,183

Net pension deficit/(surplus) comprises	2010 £m	2009 £m	2008 £m
Net assets of schemes in surplus (included in Prepayments, accrued income and other assets, Note 21)	(105)	(58)	(36)
Net liabilities of schemes in deficit	2,288	2,963	2,032
	2,183	2,905	1,996

The pension charge/(credit) to the income statement comprises:

	2010 £m	2009 £m	2008 £m
Continuing operations	441	(1,510)	473
Discontinued operations	21	21	17
	462	(1,489)	490

Curtailment gains of £78 million have been recognised in 2010 arising from changes to pension benefits in a subsidiary's scheme. Curtailment gains of £2,148 million were recognised in 2009 arising from changes to pension benefits in the Main scheme and certain other subsidiaries' schemes due to the capping of future salary increases that will count for pension purposes to the lower of 2% or the rate of CPI inflation in any year. The curtailment gains in 2009 were separately disclosed on the face of the income statement due to their size.

Following the legal separation of ABN AMRO Bank N.V. on 1 April 2010, ABN AMRO's principal pension scheme in the Netherlands was transferred to the State of the Netherlands. At 31 December 2009, this scheme had fair value of plan assets of £8,118 million (2008 - £8,181 million) and present value of defined benefit obligations of £8,298 million (2008 - £8,589 million). The principal actuarial assumptions at 31 December 2009 were: discount rate 5.25% (2008 - 5.4%); expected return on plan assets (weighted average) 5.25% (2008 - 5.25%); rate of increase in salaries 2.5% (2008 - 2.5%); rate of increase in pensions in payment 2.0% (2008 - 2.0%); and inflation assumption 2.0% (2008 - 2.0%).

The Group expects to contribute £500 million to its defined benefit pension schemes in 2011 (Main scheme - £333 million). Of the net liabilities of schemes in deficit, £161 million (2009 - £198 million; 2008 - £201 million) relates to unfunded schemes.

The most recent funding valuation of the Main UK scheme was 31 March 2007. A funding valuation of the Main UK scheme at 31 March 2010 is currently in progress. The scheme trustees and the Group are in discussion on this valuation and the level of contributions to be paid by the Group and expect to reach agreement by 30 June 2011. The Group expects that in addition to estimated contributions of £300 - £350 million for future accrual of benefits, it will make additional contributions, as yet unquantified, in 2011 and subsequent years to improve the funding position of the scheme.

Cumulative net actuarial losses of £4,224 million (2009 - £4,382 million losses; 2008 - £717 million gains) have been recognised in the statement of comprehensive income, of which £3,252 million losses (2009 - £3,296 million losses; 2008 - £184 million gains) relate to the Main scheme.

	Main scheme					All schemes				
History of defined benefit schemes	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Fair value of plan assets	19,110	16,603	14,804	18,575	17,374	22,816	27,925	25,756	27,662	18,959
Present value of defined benefit obligations	21,092	18,675	15,594	18,099	19,004	24,999	30,830	27,752	27,547	20,951
Net deficit/(surplus)	1,982	2,072	790	(476)	1,630	2,183	2,905	1,996	(115)	1,992
Experience (losses)/gains on plan liabilities	(858)	135	(55)	(256)	(4)	(882)	328	(65)	(210)	(19)
Experience gains/(losses) on plan assets	1,718	993	(4,784)	163	552	1,797	1,344	(6,051)	19	587
Actual return/(loss) on pension schemes assets	2,832	2,022	(3,513)	1,345	1,574	3,225	2,897	(4,186)	1,413	1,660
Actual return/(loss) on pension schemes assets - %	17.2%	13.8%	(19.0%)	7.8%	9.9%	15.6%	11.4%	(14.5%)	6.9%	9.6%

4 Pension costs continued

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions:

	Main scheme Increase/(decrease)						All schemes Increase/(decrease)					
	in pension cost for year			in obligation at 31 December			in pension cost for year			in obligation at 31 December		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
0.25% increase in the discount rate	(17)	(21)	(37)	(925)	(790)	(696)	(42)	(41)	(53)	(1,245)	(1,261)	(1,161)
0.25% increase in inflation	59	49	77	799	654	624	89	93	114	1,106	1,143	1,089
0.25% additional rate of increase in pensions in payment	37	33	41	527	442	383	43	47	63	599	596	695
0.25% additional rate of increase in deferred pensions	21	16	8	265	214	94	44	25	15	497	366	227
0.25% additional rate of increase in salaries	6	8	28	56	66	168	30	17	35	270	125	219
Longevity increase of 1 year	34	29	31	519	416	302	59	50	50	781	734	700

5 Auditor's remuneration

Amounts paid to the Group's auditors for statutory audit and other services are set out below. All audit related and other services are approved by the Audit Committee and are subject to strict controls to ensure the external auditor's independence is unaffected by the provision of other services. The Audit Committee recognise that for certain assignments the auditors are best placed to perform the work economically; for other work the Group selects the supplier best placed to meet its requirements. The Group's auditors are permitted to tender for such work in competition with other firms where the work is permissible under audit independence rules.

	Group	
	2010 £m	2009 £m
Fees payable for the audit of the Group's annual accounts	4.0	4.4
Fees payable to the auditor and its associates for other services to the Group pursuant to legislation		
- the audit of the company's subsidiaries (1)	26.0	36.9
- other services (2)	3.2	3.3
Total audit and audit related services	33.2	44.6
Fees payable to the auditor and its associates for other services		
- services relating to tax	0.5	1.4
- services relating to corporate finance transactions, including securitisations, entered into by the Group (3)	0.8	2.5
All other services		
- accounting advice	0.1	0.6
- review of internal controls	0.9	1.1
- other assurance services (4)	5.7	2.4
- consulting services	1.8	0.9
Total other services	9.8	8.9
Fees payable to the auditor and its associates in respect of audits of pension schemes	0.2	0.4
Total	43.2	53.9

Notes:

(1) The prior year fees include £21.9 million in respect of the audit of ABN AMRO Holdings N.V., of which £8.8 million related to the interests of the State of the Netherlands and Santander.

(2) Includes fees of £1.2 million (2009 - £1.7 million) in relation to reviews of interim financial information and £2.0 million (2009 - £1.6 million) in respect of reports to the Group's regulators in the UK and overseas.

(3) Includes fees of £0.5 million (2009 - £2.1 million) in respect of work performed by the auditors as reporting accountants on debt and equity issuances undertaken by the Group, including securitisations.

(4) Includes fees of £2.9 million (2009 - nil) in respect of audit and assurance of financial information in connection with disposals by the Group.

6 Tax

	Group		
	2010 £m	2009 £m	2008 £m
Current tax			
Charge for the year	(251)	(494)	(1,386)
Over provision in respect of prior periods	41	191	254
Relief for overseas tax	—	—	34
	(210)	(303)	(1,098)
Deferred tax			
(Charge)/credit for the year	(738)	1,041	3,167
Over/(under) provision in respect of prior periods	314	(309)	98
Tax (charge)/credit for the year	(634)	429	2,167

The actual tax (charge)/credit differs from the expected tax credit computed by applying the standard rate of UK corporation tax of 28% (2009 - 28%; 2008 - 28.5%) as follows:

	2010 £m	2009 £m	2008 £m
Expected tax credit	112	741	7,322
Non-deductible goodwill impairment	(3)	(102)	(3,826)
Unrecognised timing differences	11	274	(274)
Items not allowed for tax			
- losses on strategic disposals and write-downs	(311)	(152)	(108)
- other	(328)	(356)	(270)
Non-taxable items			
- gain on sale of Global Merchant Services	221	—	—
- gain on redemption of own debt	11	693	—
- other	341	410	491
Taxable foreign exchange movements	4	1	(80)
Foreign profits taxed at other rates	(517)	(276)	(509)
UK tax rate change - deferred tax impact	(82)	—	—
Losses in year where no deferred tax asset recognised	(450)	(780)	(942)
Losses brought forward and utilised	2	94	11
Adjustments in respect of prior years (1)	355	(118)	352
Actual tax (charge)/credit	(634)	429	2,167

Notes:
(1) Prior year tax adjustments include releases of tax provisions in respect of structured transactions and investment disposals, and adjustments to reflect submitted tax computations in the UK and overseas.
(2) In the Budget on 22 June 2010, the UK Government proposed, amongst other things, to reduce Corporation Tax rates in four annual decrements of 1% with effect from 1 April 2011. The first decrement was enacted in the Finance (No 2) Act 2010 and as a consequence the closing deferred tax assets and liabilities have been recognised at an effective rate of 27%. The impact of this change on the tax charge for the year is set out in the table above.

7 Profit attributable to preference shareholders and paid-in equity holders

	Group		
	2010 £m	2009 £m	2008 £m
Preference shareholders			
Non-cumulative preference shares of US$0.01	105	342	293
Non-cumulative preference shares of €0.01	—	201	183
Non-cumulative preference shares of £1			
- issued to UK Financial Investments Limited (1)	—	274	—
- other	—	61	60
Paid-in equity holders			
Interest on securities classified as equity, net of tax	19	57	60
Total	124	935	596

Note:
(1) Includes £50 million redemption premium on repayment of preference shares.

8 Ordinary dividends

The company did not pay an ordinary dividend in 2010 or 2009. In 2008, the company paid a final dividend, in respect of 2007, of 19.3p per ordinary share (restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008) amounting to £2,312 million.

9 Profit dealt with in the accounts of the company

As permitted by section 408(3) of the Companies Act 2006, the primary financial statements of the company do not include an income statement or statement of comprehensive income. Condensed information is set out below:

Income statement	2010 £m	2009 £m	2008 £m
Dividends received from banking subsidiary	60	2,523	4,639
Dividends received from other subsidiaries	24	408	163
Gain on redemption of own debt	53	238	—
Total income	137	3,169	4,802
Interest receivable from subsidiaries	1,042	997	793
Interest payable to subsidiaries	(263)	(251)	(495)
Other net interest payable and operating expenses	(263)	(62)	(796)
Write-down of investments in subsidiaries	(5,124)	(5,139)	(14,321)
Operating loss before tax	(4,471)	(1,286)	(10,017)
Tax (charge)/credit	(83)	(217)	415
Loss for the year	(4,554)	(1,503)	(9,602)
Loss attributable to:			
Preference shareholders	105	878	536
Paid-in equity holders	19	57	60
Ordinary and B shareholders	(4,678)	(2,438)	(10,198)
	(4,554)	(1,503)	(9,602)

Statement of comprehensive income	2010 £m	2009 £m	2008 £m
Loss for the year	(4,554)	(1,503)	(9,602)
Other comprehensive income			
Cash flow hedges	1	3	2
Tax on comprehensive income	—	—	(1)
Other comprehensive income for the year, net of tax	1	3	1
Total comprehensive loss for the year	(4,553)	(1,500)	(9,601)
Attributable to:			
Preference shareholders	105	878	536
Paid-in equity holders	19	57	60
Ordinary and B shareholders	(4,677)	(2,435)	(10,197)
Total comprehensive loss for the year	(4,553)	(1,500)	(9,601)

10 Earnings per ordinary and B share

Earnings per ordinary and B share have been calculated based on the following:

	Group		
	2010 £m	2009 £m	2008 £m
Earnings			
Loss attributable to ordinary and B shareholders	(1,125)	(3,607)	(24,306)
Loss from discontinued operations attributable to ordinary and B shareholders	28	72	86
Gain on redemption of preference shares and paid-in equity	610	200	—
Loss from continuing operations attributable to ordinary and B shareholders	(487)	(3,335)	(24,220)
Weighted average number of shares (millions)			
Ordinary shares in issue during the year	56,245	51,494	16,563
B shares in issue during the year	51,000	1,397	—
Weighted average number of ordinary and B shares in issue during the year (1)	107,245	52,891	16,563

Note:
(1) Following reconsideration of the terms of the B share subscription agreement with HM Treasury, it is no longer treated as dilutive. The comparative amount for the year ended 31 December 2009 has been restated.

The number of shares in issue in 2008 was adjusted retrospectively for the bonus element of the rights issue completed in June 2008 and the capitalisation issue in September 2008. None of the convertible securities had a dilutive effect in 2010, 2009 or 2008.

11 Financial instruments - classification

The following tables analyse the Group's financial assets and liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

	Group								
2010	Held-for-trading £m	Designated as at fair value through profit or loss £m	Hedging derivatives £m	Available-for-sale £m	Loans and receivables £m	Other financial instruments (amortised cost) £m	Finance leases £m	Non financial assets/ liabilities £m	Total £m
Assets									
Cash and balances at central banks	—	—		—	57,014				57,014
Loans and advances to banks									
- reverse repos	38,215	—		—	4,392				42,607
- other (1)	26,082	—		—	31,829				57,911
Loans and advances to customers									
- reverse repos	41,110	—		—	11,402				52,512
- other (2)	19,903	1,100		—	471,308		10,437		502,748
Debt securities	98,869	402		111,130	7,079				217,480
Equity shares	19,186	1,013		1,999	—				22,198
Settlement balances	—	—		—	11,605				11,605
Derivatives	421,648		5,429		—				427,077
Intangible assets								14,448	14,448
Property, plant and equipment								16,543	16,543
Deferred tax								6,373	6,373
Prepayments, accrued income and other assets	—	—		—	1,306			11,270	12,576
Assets of disposal groups								12,484	12,484
	665,013	2,515	5,429	113,129	595,935		10,437	61,118	1,453,576
Liabilities									
Deposits by banks									
- repos	20,585	—				12,154			32,739
- other (3)	28,216	—				37,835			66,051
Customer accounts									
- repos	53,031	—				29,063			82,094
- other (4)	14,357	4,824				409,418			428,599
Debt securities in issue (5,6)	7,730	43,488				167,154			218,372
Settlement balances	—	—				10,991			10,991
Short positions	43,118	—							43,118
Derivatives	419,103		4,864						423,967
Accruals, deferred income and other liabilities	—	—				1,793	458	20,838	23,089
Retirement benefit liabilities								2,288	2,288
Deferred tax								2,142	2,142
Insurance liabilities								6,794	6,794
Subordinated liabilities	—	1,129				25,924			27,053
Liabilities of disposal groups								9,428	9,428
	586,140	49,441	4,864			694,332	458	41,490	1,376,725
Equity									76,851
									1,453,576

For notes relating to this table refer to page 303.

2009	Held-for-trading £m	Designated as at fair value through profit or loss £m	Hedging derivatives £m	Available-for-sale £m	Loans and receivables £m	Other financial instruments (amortised cost) £m	Finance leases £m	Non financial assets/ liabilities £m	Total £m
	Group								
Assets									
Cash and balances at central banks	—	—		—	52,261				52,261
Loans and advances to banks									
- reverse repos	26,886	—		—	8,211				35,097
- other (1)	18,563	—		—	38,093				56,656
Loans and advances to customers									
- reverse repos	26,313	—		—	14,727				41,040
- other (2)	15,964	1,981		—	656,310		13,098		687,353
Debt securities	111,482	2,603		143,298	9,871				267,254
Equity shares	14,443	2,192		2,893	—				19,528
Settlement balances	—	—		—	12,033				12,033
Derivatives	436,857		4,597						441,454
Intangible assets								17,847	17,847
Property, plant and equipment								19,397	19,397
Deferred tax								7,039	7,039
Prepayments, accrued income and other assets	—	—		—	1,421			19,564	20,985
Assets of disposal groups								18,542	18,542
	650,508	6,776	4,597	146,191	792,927		13,098	82,389	1,696,486
Liabilities									
Deposits by banks									
- repos	20,962	—				17,044			38,006
- other (3)	32,647	—				71,491			104,138
Customer accounts									
- repos	41,520	—				26,833			68,353
- other (4)	11,348	8,580				525,921			545,849
Debt securities in issue (5,6)	3,925	41,537				222,106			267,568
Settlement balances	—	—				10,413			10,413
Short positions	40,463	—							40,463
Derivatives	417,634		6,507						424,141
Accruals, deferred income and other liabilities	—	—				1,889	467	27,971	30,327
Retirement benefit liabilities								2,963	2,963
Deferred tax								2,811	2,811
Insurance liabilities								10,281	10,281
Subordinated liabilities	—	1,277				36,375			37,652
Liabilities of disposal groups								18,890	18,890
	568,499	51,394	6,507			912,072	467	62,916	1,601,855
Equity									94,631
									1,696,486

For notes relating to this table refer to page 303.

11 Financial instruments - classification continued

2008	Held-for-trading £m	Designated as at fair value through profit or loss £m	Hedging derivatives £m	Available-for-sale £m	Loans and receivables £m	Other financial instruments (amortised cost) £m	Finance leases £m	Non financial assets/liabilities £m	Total £m
	Group								
Assets									
Cash and balances at central banks	—	—		—	12,400				12,400
Loans and advances to banks									
- reverse repos	26,056	—		—	32,715				58,771
- other (1)	30,178	—		—	49,248				79,426
Loans and advances to customers									
- reverse repos	22,539	—		—	16,774				39,313
- other (2)	28,962	2,141		—	789,853		14,453		835,409
Debt securities	116,280	5,428		132,856	12,985				267,549
Equity shares	17,054	2,101		7,175	—				26,330
Settlement balances	—	—		—	17,832				17,832
Derivatives	985,700		6,859						992,559
Intangible assets								20,049	20,049
Property, plant and equipment								18,949	18,949
Deferred tax								7,082	7,082
Prepayments, accrued income and other assets	—	—		—	1,326			23,076	24,402
Assets of disposal groups								1,581	1,581
	1,226,769	9,670	6,859	140,031	933,133		14,453	70,737	2,401,652
Liabilities									
Deposits by banks									
- repos	43,196	—				40,470			83,666
- other (3)	37,958	—				136,420			174,378
Customer accounts									
- repos	39,942	—				18,201			58,143
- other (4)	15,984	8,054				557,331			581,369
Debt securities in issue (5,6)	3,992	47,451				248,846			300,289
Settlement balances	—	—				11,741			11,741
Short positions	42,536	—							42,536
Derivatives	963,088		8,276						971,364
Accruals, deferred income and other liabilities	260	—				1,619	22	29,581	31,482
Retirement benefit liabilities								2,032	2,032
Deferred tax								4,165	4,165
Insurance liabilities								9,976	9,976
Subordinated liabilities	—	1,509				47,645			49,154
Liabilities of disposal groups								859	859
	1,146,956	57,014	8,276			1,062,273	22	46,613	2,321,154
Equity									80,498
									2,401,652

For notes relating to this table refer to page 303.

Amounts included in the consolidated income statement:

	Group		
	2010 £m	2009 £m	2008 £m
Gains/(losses) on financial assets/liabilities designated as at fair value through profit or loss	279	1,441	(901)
Gains/(losses) on disposal or settlement of loans and receivables	267	(573)	4

Notes:

(1) Includes items in the course of collection from other banks of £1,958 million (2009 - £2,533 million; 2008 - £2,888 million).

(2) The change in fair value of loans and advances to customers designated as at fair value through profit or loss attributable to changes in credit risk was £20 million charge for the year and cumulatively a credit of £82 million (2009 - release £157 million; cumulative £140 million credit; 2008 - £328 million charge; cumulative £440 million credit).

(3) Includes items in the course of transmission to other banks of £577 million (2009 - £770 million; 2008 - £542 million).

(4) The carrying amount of other customer accounts designated as at fair value through profit or loss is £233 million lower (2009 - £101 million lower; 2008 - £47 million lower) than the principal amount. No amounts have been recognised in profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial, measured as the change in fair value from movements in the period in the credit risk premium payable. The amounts include investment contracts with a carrying value of £41 million (2009 - £5,170 million; 2008 - £5,364 million).

(5) Comprises bonds and medium term notes of £154,282 million (2009 - £164,900 million; 2008 - £156,841 million) and certificates of deposit and other commercial paper of £64,090 million (2009 - £102,668 million; 2008 - £143,448 million).

(6) The carrying amount is £751 million (2009 - £810 million; 2008 - £1,145 million) lower than the principal amount.

(7) During 2009, the Group reclassified financial assets from the held-for-trading category into the loans and receivables category and in 2008 from the held-for-trading and available-for-sale categories into the loans and receivables category and from the held-for-trading category into the available-for-sale category (see pages 306 to 309).

11 Financial instruments - classification continued

The following tables analyse the company's financial assets and financial liabilities in accordance with the categories of financial instruments in IAS 39. Assets and liabilities outside the scope of IAS 39 are shown separately.

	Company					
2010	Held-for-trading £m	Hedging derivatives £m	Loans and receivables £m	Other financial instruments (amortised cost) £m	Non financial assets/ liabilities £m	Total £m
Assets						
Loans and advances to banks (1)	—		19,535			19,535
Loans and advances to customers (2)	—		6,689			6,689
Debt securities (2)	—		1,454			1,454
Investments in Group undertakings					49,125	49,125
Derivatives (2)	1,223	252				1,475
Deferred tax					2	2
Prepayments, accrued income and other assets	—		—		28	28
	1,223	252	27,678	—	49,155	78,308
Liabilities						
Customer accounts (4)	—			1,029		1,029
Debt securities in issue	—			8,742		8,742
Derivatives (4)	231	—				231
Accruals, deferred income and other liabilities	—			—	1,034	1,034
Subordinated liabilities	—			8,048		8,048
	231	—		17,819	1,034	19,084
Equity						59,224
						78,308

2009	Held-for-trading £m	Hedging derivatives £m	Loans and receivables £m	Other financial instruments (amortised cost) £m	Non financial assets/ liabilities £m	Total £m
Assets						
Loans and advances to banks (1)	—		31,238			31,238
Loans and advances to customers (2)	—		2,777			2,777
Debt securities (2)	—		1,286			1,286
Investments in Group undertakings					64,766	64,766
Settlement balances					11	11
Derivatives (2)	930	239				1,169
Deferred tax					2	2
Prepayments, accrued income and other assets	—		—		43	43
	930	239	35,301		64,822	101,292
Liabilities						
Deposits by banks (3)	—			93		93
Customer accounts (4)	—			13,264		13,264
Debt securities in issue	—			11,788		11,788
Derivatives (4)	432	14				446
Accruals, deferred income and other liabilities	—			—	1,357	1,357
Subordinated liabilities	—			8,762		8,762
	432	14		33,907	1,357	35,710
Equity						65,582
						101,292

For notes relating to this table refer to page 305.

2008	Company					
	Held-for-trading £m	Hedging derivatives £m	Loans and receivables £m	Other financial instruments (amortised cost) £m	Non financial assets/ liabilities £m	Total £m
Assets						
Loans and advances to banks (1)	—		27,031			27,031
Investments in Group undertakings					42,196	42,196
Derivatives (2)	975	193				1,168
Deferred tax					3	3
Prepayments, accrued income and other assets	—		—		489	489
	975	193	27,031		42,688	70,887
Liabilities						
Deposits by banks (3)	—			1,802		1,802
Customer accounts (4)	—			26		26
Debt securities in issue	—			14,179		14,179
Derivatives (4)	136	225				361
Accruals, deferred income and other liabilities	—			—	47	47
Subordinated liabilities	—			10,314		10,314
	136	225		26,321	47	26,729
Equity						44,158
						70,887

Notes:
(1) Includes amounts due from subsidiaries of £19,535 million (2009 - £31,238 million; 2008 - £27,031 million).
(2) Due from subsidiaries.
(3) Includes amounts due to subsidiaries of nil (2009 - £4 million; 2008 - £1,706 million).
(4) Due to subsidiaries.

11 Financial instruments - classification continued

Reclassification of financial instruments

The Group has reclassified financial assets from the held-for-trading (HFT) and available-for-sale (AFS) categories into the loans and receivables (LAR) category (as permitted by paragraph 50D of IAS 39 as amended) and from the held-for-trading category into the available-for-sale category (as permitted by paragraph 50B of IAS 39 as amended).

The turbulence in the financial markets during the second half of 2008 was regarded by management as rare circumstances in the context of paragraph 50B of IAS 39 as amended.

The tables below show the carrying value, fair value and the effect on profit or loss of reclassifications undertaken by the Group in 2008 and 2009. There were no reclassifications in 2010.

2010	31 December 2010		Amount recognised in profit or loss		Amount that would have been recognised had reclassification not occurred	Reduction in profit or loss as result of reclassification
	Carrying value £m	Fair value £m	Income £m	Impairment releases/(losses) £m	£m	£m
Reclassified from HFT to LAR						
Loans						
- leveraged finance	1,100	963	88	59	317	170
- corporate and other loans	4,278	3,465	146	(205)	174	233
	5,378	4,428	234	(146)	491	403
Debt securities						
- CDO	22	22	1	—	1	—
- RMBS	983	787	24	(1)	139	116
- CMBS	844	732	—	(13)	133	146
- CLOs	417	368	8	(3)	67	62
- other ABS	626	559	(6)	—	3	9
- other	638	653	21	—	81	60
	3,530	3,121	48	(17)	424	393
	8,908	7,549	282	(163)	915	796
Reclassified from HFT to AFS (1)						
Debt securities						
- CDO	1,537	1,537	136	57	369	176
- RMBS	2,018	2,018	40	(4)	34	(2)
- CMBS	52	52	5	—	11	6
- CLOs	2,406	2,406	212	—	298	86
- other ABS	339	339	19	—	17	(2)
- other	94	94	29	—	36	7
	6,446	6,446	441	53	765	271
Equity securities	1	1	29	—	38	9
	6,447	6,447	470	53	803	280
Reclassified from AFS to LAR (2)						
Debt securities	422	380	(31)	(50)	(81)	—
	15,777	14,376	721	(160)	1,637	1,076

Notes:
(1) The amount taken to AFS reserves was £326 million.
(2) The amount that would have been taken to AFS reserves if reclassification had not occurred is £98 million.

2009	31 December 2009 Carrying value £m	Fair value £m	Amount recognised in profit or loss Income £m	Impairment losses £m	Amount that would have been recognised had reclassification not occurred £m	Reduction in profit or loss as result of reclassification £m
Reclassified from HFT to LAR						
Loans						
- leveraged finance	2,574	2,257	109	(902)	482	1,275
- corporate and other loans	5,302	4,114	99	(361)	(321)	(59)
	7,876	6,371	208	(1,263)	161	1,216
Debt securities						
- CDO	21	21	2	—	2	—
- RMBS	1,532	1,168	(115)	—	(25)	90
- CMBS	826	596	(44)	—	24	68
- CLOs	647	536	(43)	(16)	39	98
- other ABS	1,145	1,070	(13)	—	—	13
- other	886	882	34	—	254	220
	5,057	4,273	(179)	(16)	294	489
	12,933	10,644	29	(1,279)	455	1,705
Reclassified from HFT to AFS (1)						
Debt securities						
- CDO	1,170	1,170	35	(226)	40	231
- RMBS	3,042	3,042	335	(84)	460	209
- CMBS	63	63	(2)	—	11	13
- CLOs	2,676	2,676	57	—	704	647
- other ABS	508	508	20	—	44	24
- other	142	142	(3)	(118)	34	155
	7,601	7,601	442	(428)	1,293	1,279
Equity securities	28	28	(1)	—	—	1
	7,629	7,629	441	(428)	1,293	1,280
Reclassified from AFS to LAR (2)						
Debt securities	869	745	21	—	21	—
	21,431	19,018	491	(1,707)	1,769	2,985

Notes:
(1) The amount taken to AFS reserves was £1,067 million.
(2) The amount that would have been taken to AFS reserves if reclassification had not occurred is £(73) million.

11 Financial instruments - classification continued

The following table provides information for reclassifications made in 2009.

	2009 - on reclassification			31 December 2009		2009					2008
						Gains/ (losses) up to the date of reclassification	After reclassification		Amount that would have been recognised had reclassification not occurred	Reduction in profit or loss as result of reclassification	Gains/(losses) recognised in the income statement in prior period
	Carrying value £m	Effective interest rate %	Expected cash flows £m	Carrying value £m	Fair value £m	£m	Income £m	Impairment losses £m	£m	£m	£m
Reclassified from HFT to LAR											
Loans											
- leveraged finance	510	13.37	1,075	—	—	—	(70)	(71)	(141)	—	(76)
- corporate and other loans	1,230	2.85	1,565	887	924	(103)	26	(180)	(115)	39	14
	1,740		2,640	887	924	(103)	(44)	(251)	(256)	39	(62)
Debt securities											
- RMBS	86	3.30	94	78	74	(2)	2	—	(3)	(5)	(3)
- CMBS	64	2.17	67	41	36	(3)	(6)	—	(10)	(4)	(14)
- other ABS	39	2.51	41	7	7	1	1	—	—	(1)	(10)
- other	66	13.19	147	64	71	(29)	3	—	11	8	(12)
	255		349	190	188	(33)	—	—	(2)	(2)	(39)
	1,995		2,989	1,077	1,112	(136)	(44)	(251)	(258)	37	(101)

The following table provides information for reclassifications made in 2008.

	2008 - on reclassification			31 December 2008		2008					2007
						Gains/ (losses) up to the date of reclassification	After reclassification		Amount that would have been recognised had reclassification not occurred	Increase in profit or loss as result of reclassification	Gains/(losses) recognised in the income statement in prior period
	Carrying value £m	Effective interest rate %	Expected cash flows £m	Carrying value £m	Fair value £m	£m	Income £m	Impairment losses £m	£m	£m	£m
Reclassified from HFT to LAR											
Loans											
- leveraged finance	3,602	10.14	6,091	4,304	2,714	(456)	455	—	(1,015)	1,470	(155)
- corporate and other loans	5,205	6.03	7,752	6,053	5,143	(74)	267	—	(639)	906	(46)
	8,807		13,843	10,357	7,857	(530)	722	—	(1,654)	2,376	(201)
Debt securities											
- CDO	215	4.92	259	236	221	4	5	—	(11)	16	5
- RMBS	1,765	6.05	2,136	2,059	1,579	(115)	171	—	(293)	464	(12)
- CMBS	1,877	4.77	2,402	2,144	1,776	(42)	50	—	(293)	343	(19)
- CLOs	835	6.34	1,141	1,121	851	(22)	104	—	(164)	268	(14)
- other ABS	2,203	5.07	3,203	2,242	1,943	(68)	129	—	(151)	280	3
- other	2,548	2.64	2,778	2,615	2,401	73	7	—	(162)	169	95
	9,443		11,919	10,417	8,771	(170)	466	—	(1,074)	1,540	58
	18,250		25,762	20,774	16,628	(700)	1,188	—	(2,728)	3,916	(143)
Reclassified from HFT to AFS											
Debt securities (1)											
- CDO	3,592	10.32	5,607	1,346	1,346	(994)	(514)	(446)	(1,468)	508	(400)
- RMBS	5,205	8.03	8,890	5,171	5,171	(531)	21	—	(131)	152	(4)
- CMBS	590	6.65	836	256	256	(110)	(48)	—	(408)	360	4
- CLOs	3,498	4.89	4,257	3,759	3,759	(353)	(797)	—	(1,633)	836	36
- other ABS	1,323	5.70	2,013	712	712	(185)	(36)	—	(5)	(31)	(42)
- other	756	10.17	1,311	777	777	—	131	—	(3)	134	(1)
	14,964		22,914	12,021	12,021	(2,173)	(1,243)	(446)	(3,648)	1,959	(407)
Equity shares	34	—	32	26	26	(9)	—	—	(9)	9	13
	14,998		22,946	12,047	12,047	(2,182)	(1,243)	(446)	(3,657)	1,968	(394)
Reclassified from AFS to LAR:											
Debt securities (2)	694	1.38	760	1,016	956	(12)	6	—	6	—	—
	33,942		49,468	33,837	29,631	(2,894)	(49)	(446)	(6,379)	5,884	(537)

Notes:
(1) The amount taken to AFS reserves was £(2,193) million.
(2) The amount that would have been in AFS reserves if reclassification had not occurred is £(39) million.

12 Financial instruments - valuation

Valuation of financial instruments carried at fair value

Control environment

The Group's control environment for the determination of the fair value of financial instruments includes formalised protocols for the review and validation of fair values independent of the businesses entering into the transactions. There are specific controls to ensure consistent pricing policies and procedures, incorporating disciplined price verification. The Group ensures that appropriate attention is given to bespoke transactions, structured products, illiquid products and other instruments which are difficult to price.

A key element of the control environment is the independent price verification (IPV) process. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly from available prices, or may be derived using a model and variable model inputs. These valuations are reviewed, and if necessary amended, by a team independent of those trading the financial instruments, in the light of available pricing evidence.

All IPV variances are classified as either 'hard' or 'soft'. A variance is hard where the independent information represents tradable or liquid prices, and soft where it does not. Adjustments are required for all hard variances and for aggressive soft variances, but with conservative variances not requiring adjustment.

Monthly meetings are held between the business and the support functions to discuss the results of the IPV and reserves process in detail.

IPV is performed at a frequency to match the availability of independent data. For liquid instruments IPV is performed daily. The minimum frequency of review in the Group is monthly for exposures in the regulatory trading book, and six monthly for exposures in the regulatory banking book. The IPV control includes formalised reporting and escalation of any valuation differences in breach of established thresholds. The Global Pricing Unit (GPU) determines IPV policy, monitors adherence to that policy, and performs additional independent reviews on highly subjective valuation issues for GBM and Non-Core.

Valuation models are subject to a review process which requires different levels of model documentation, testing and review, depending on the complexity of the model and the size of the Group's exposure. A key element of the control environment over model use is a modelled product review committee, made up of valuations experts from several functions within the Group. This committee sets the policy for model documentation, testing and review, and prioritises models with significant exposure for review by the Group's Quantitative Research Centre (QuaRC). Potential valuation uncertainty is a key input in determining model review priorities at these meetings. The QuaRC team within Group Risk, which is independent of the trading businesses, assesses the appropriateness of the application of the model to the product, the mathematical robustness of the model, and (where appropriate), considers alternative modelling approaches.

Senior management valuation control committees meet formally on a monthly basis to discuss independent pricing, reserving and valuation issues relating to both GBM and Non-Core exposures. All material methodology changes require review and ratification by these committees. The committees include valuation specialists representing several independent review functions which comprise market risk, QuaRC and finance.

The Group Executive Valuation Committee discusses the issues escalated by the Modelled Product Review Committee, GBM and Non-Core senior management Valuations Control Committee and other relevant issues, including the APS credit derivative valuation. The committee covers key material and subjective valuation issues within the trading business. The committee will provide ratification to the appropriateness of areas with high levels of residual valuation uncertainty. Committee membership includes the Group Finance Director, the Group Chief Accountant, Global Head of Market and Insurance Risk, GBM Chief Financial Officer and Non-Core Chief Financial Officer, and representation from front office trading and finance.

Valuation issues, adjustments and reserves are reported to the GBM, Non-Core and Group Audit Committees. Key judgmental issues are described in reports submitted to these Audit Committees.

New products

The Group has formal review procedures to ensure that new products, asset classes and risk types are appropriately reviewed to ensure, amongst other things, that valuation is appropriate. Group Operational Risk owns the Group New Product Approval Process, the scope of which includes new business, markets, models, risks and structures.

During 2010, the Group made a significant and ongoing investment into enhancing its already robust control environment. This included a new global IPV and reserving tool, which partly automates the process of carrying out IPV and consolidation of reserves into a single central portal.

Valuation hierarchy

There is a process to review and control the classification of financial instruments into the three level hierarchy established by IFRS 7. Some instruments may not easily fall into a level of the fair value hierarchy per IFRS 7 (see pages 314 to 315) and judgment may be required as to which level the instrument is classified.

Initial classification of a financial instrument is carried out by the Business Unit Control (BUC) team following the principles in IFRS. BUC base their judgment on information gathered during the IPV process for instruments which include the sourcing of independent prices and model inputs. The quality and completeness of the information gathered in the IPV process gives an indication as to the liquidity and valuation uncertainty of an instrument.

These initial classifications are challenged by GPU and are subject to further review by local CFO, divisional CFO and the Group Chief Accountant. Particular attention is paid during the review processes upon instruments crossing from one level to another, new instrument classes or products, instruments that are generating significant profit and loss and instruments where valuation uncertainty is high.

Valuation techniques

The Group derives fair value of its instruments differently depending on whether the instrument is a non-modelled or modelled product.

Non-modelled products

Non-modelled products are valued directly from a price input and are typically valued on a position by position basis and include cash, equities and most debt securities.

Modelled products

Modelled products are those that are valued using a pricing model, ranging in complexity from comparatively vanilla products such as interest rate swaps and options (e.g. interest rate caps and floors) through to more complex derivatives. The valuation of modelled products requires an appropriate model and inputs into this model. Sometimes models are also used to derive inputs (e.g. to construct volatility surfaces). The Group uses a number of modelling methodologies.

Inputs to valuation models

Values between and beyond available data points are obtained by interpolation and extrapolation. When utilising valuation techniques, the fair value can be significantly affected by the choice of valuation model and by underlying assumptions concerning factors such as the amounts and timing of cash flows, discount rates and credit risk. The principal inputs to these valuation techniques are as follows:

- Bond prices - quoted prices are generally available for government bonds, certain corporate securities and some mortgage-related products.
- Credit spreads - where available, these are derived from prices of credit default swaps or other credit based instruments, such as debt securities. For others, credit spreads are obtained from pricing services.
- Interest rates - these are principally benchmark interest rates such as the London Interbank Offered Rate (LIBOR) and quoted interest rates in the swap, bond and futures markets.
- Foreign currency exchange rates - there are observable markets both for spot and forward contracts and futures in the world's major currencies.
- Equity and equity index prices - quoted prices are generally readily available for equity shares listed on the world's major stock exchanges and for major indices on such shares.
- Commodity prices - many commodities are actively traded in spot and forward contracts and futures on exchanges in London, New York and other commercial centres.
- Price volatilities and correlations - volatility is a measure of the tendency of a price to change with time. Correlation measures the degree to which two or more prices or other variables are observed to move together. If they move in the same direction there is positive correlation; if they move in opposite directions there is negative correlation. Volatility is a key input in valuing options and the valuation of certain products such as derivatives with more than one underlying variable that are correlation-dependent. Volatility and correlation values are obtained from broker quotations, pricing services or derived from option prices.
- Prepayment rates - the fair value of a financial instrument that can be prepaid by the issuer or borrower differs from that of an instrument that cannot be prepaid. In valuing prepayable instruments that are not quoted in active markets, the Group considers the value of the prepayment option.
- Counterparty credit spreads - adjustments are made to market prices (or parameters) when the creditworthiness of the counterparty differs from that of the assumed counterparty in the market price (or parameters).
- Recovery rates/loss given default - these are used as an input to valuation models and reserves for asset-backed-securities and other credit products as an indicator of severity of losses on default. Recovery rates are primarily sourced from market data providers or inferred from observable credit spreads.

The Group may use consensus prices for the source of independent pricing for some assets. The consensus service encompasses the equity, interest rate, currency, commodity, credit, property, fund and bond markets, providing comprehensive matrices of vanilla prices and a wide selection of exotic products. GBM and Non-Core contribute to consensus pricing services where there is a significant interest either from a positional point of view or to test models for future business use. Data sourced from consensus pricing services is used for a combination of control processes including direct price testing, evidence of observability and model testing. In practice this means that the Group submits prices for all material positions for which a service is available.

In order to determine a reliable fair value, where appropriate, management applies valuation adjustments to the pricing information gathered from the above sources. These adjustments reflect the Group's assessment of factors that market participants would consider in setting a price. Furthermore, on an ongoing basis, the Group assesses the appropriateness of any model used. To the extent that the price provided by internal models does not represent the fair value of the instrument, for instance in highly stressed market conditions, the Group makes adjustments to the model valuation to calibrate to other available pricing sources. Where unobservable inputs are used, the Group may determine a range of possible valuations derived from differing stress scenarios to determine the sensitivity associated with the valuation. When establishing the fair value of a financial instrument using a valuation technique, the Group considers certain adjustments to the modelled price which market participants would make when pricing that instrument. Such adjustments include the credit quality of the counterparty and adjustments to compensate for any known model limitations.

12 Financial instruments - valuation continued

Valuation reserves

When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

The table below shows the valuation reserves and adjustments.

	2010 £m	2009 £m	2008 £m
Credit valuation adjustments			
Monoline insurers	2,443	3,796	5,988
Credit derivative product companies	490	499	1,311
Other counterparties	1,714	1,588	1,738
	4,647	5,883	9,037
Bid-offer and liquidity reserves	2,797	2,814	3,260
	7,444	8,697	12,297

Credit valuation adjustments (CVA)

Credit valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. The Group makes such credit adjustments to derivative exposures it has to counterparties, as well as debit valuation adjustments to liabilities issued by the Group. CVA is discussed in Risk and balance sheet management - Other risk exposures - Credit valuation adjustments (pages 211 to 215).

Bid-offer and liquidity reserves

Fair value positions are adjusted to bid (for assets) or offer (for liabilities) levels, by marking individual cash based positions directly to bid or offer or by taking bid-offer reserves calculated on a portfolio basis for derivatives.

The bid-offer approach is based on current market spreads and standard market bucketing of risk. Risk data is used as the primary source of information within bid-offer calculations and is aggregated when it is more granular than market standard buckets.

Bid-offer adjustments for each risk factor are determined by aggregating similar risk exposures arising on different products. Additional basis bid/offer reserves are taken where these are charged in the market. Risk associated with non identical underlying exposures is not netted down unless there is evidence that the cost of closing the combined risk exposure is less than the cost of closing on an individual basis. For example: interest rate delta bid-offer methodology (when viewed in isolation) allows aggregation of risk across different tenor bases. Tenor basis bid-offer reserves are then applied to compensate for the netting within the (original) delta bid-offer calculation.

Bid-offer spreads vary by maturity and risk type to reflect different spreads in the market. For positions where there is no observable quote, the bid-offer spreads are widened in comparison to proxies to reflect reduced liquidity or observability. Bid-offer methodologies also incorporate liquidity triggers whereby wider spreads are applied to risks above pre-defined thresholds.

Netting is applied across risk buckets where there is market evidence to support this. For example, calendar netting and cross strike netting effects are taken into account where such trades occur regularly within the market. Netting will also apply where long and short risk in two different risk buckets can be closed out in a single market transaction at less cost than by way of two separate transactions (closing out the individual bucketed risk in isolation).

Vanilla risk on exotic products is typically reserved as part of the overall portfolio based calculation e.g. delta and vega risk is included within the delta and vega bid-offer calculations. Aggregation of risk arising from different models is in line with the Group's risk management practices; the model review control process considers the appropriateness of model selection in this respect.

Product related risks such as correlation risk attract specific bid-offer reserves. Additional reserves are provided for exotic products to ensure overall reserves match market close-out costs. These market close-out costs inherently incorporate risk decay and cross-effects which are unlikely to be adequately reflected in static hedges based on vanilla instruments.

Where there is limited bid-offer information for a product, a conservative approach is adopted, taking into account pricing approach and risk management strategy.

Derivative discounting

The market convention for some derivative products has moved to pricing collateralised derivatives using the overnight indexed swap (OIS) curve, which reflects the interest rate typically paid on cash collateral. In order to reflect observed market practice the Group's valuation approach for the substantial portion of its collateralised derivatives was amended to use OIS. Previously the Group had discounted these collateralised derivatives based on LIBOR. The rate for discounting uncollateralised derivatives was also changed in line with observable market pricing. This change resulted in a net increase in income from trading activities of £127 million for 2010.

Amounts deferred on initial recognition

On initial recognition of financial assets and liabilities valued using valuation techniques incorporating information other than observable market data, any difference between the transaction price and that derived from the valuation technique is deferred. Such amounts are recognised in profit or loss over the life of the transaction; when market data becomes observable; or when the transaction matures or is closed out as appropriate. At 31 December 2010, net gains of £167 million (2009 - £204 million; 2008 - £102 million) were carried forward in the balance sheet. During the year net gains of £62 million (2009 - £127 million; 2008 - £89 million) were deferred and £99 million (2009 - £25 million; 2008 - £65 million) recognised in the income statement.

Own credit

The Group takes into account the effect of its own credit standing when valuing financial liabilities recorded at fair value in accordance with IFRS. The categories of financial liabilities on which own credit spread adjustments are made are issued debt held at fair value, including issued structured notes and derivatives. An own credit adjustment is applied to positions where it is believed that counterparties would consider the Group's creditworthiness when pricing trades.

For issued debt and structured notes, this adjustment is based on independent quotes from market participants for the debt issuance spreads above average inter-bank rates, (at a range of tenors) which the market would demand when purchasing new senior or sub-debt issuances from the Group. Where necessary, these quotes are interpolated using a curve shape derived from credit default swap prices.

The fair value of the Group's derivative financial liabilities has also been adjusted to reflect the Group's own credit risk. The adjustment takes into account collateral posted by the Group and the effects of master netting agreements.

The own credit adjustment for fair value does not alter cash flows, is not used for performance management and is disregarded for regulatory capital reporting processes and will reverse over time as the liabilities mature.

The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period whereas the income statement includes intra-period foreign exchange sell-offs.

The effect of change in credit spreads could be reversed in future periods, provided the liability is not repaid at a premium or a discount.

The table below shows own credit adjustments on own liabilities.

Cumulative own credit adjustment	Debt securities in issue (1) £m	Subordinated liabilities £m	Total £m	Derivatives £m	Total £m
2010	2,091	325	2,416	534	2,950
2009	1,857	474	2,331	467	2,798
2008	1,346	1,027	2,373	450	2,823

Carrying values of underlying liabilities	£bn	£bn	£bn
2010	51.2	1.1	52.3
2009	45.5	1.3	46.8
2008	51.4	1.5	52.9

Note:
(1) Consists of wholesale and retail note issuances.

12 Financial instruments - valuation continued

Valuation hierarchy

The following tables show financial instruments carried at fair value on the Group's balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	2010				2009				2008			
	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn
Assets												
Loans and advances to banks												
Reverse repos	—	38.2	—	38.2	—	26.9	—	26.9	—	26.1	—	26.1
Collateral	—	25.1	—	25.1	—	18.4	—	18.4	—	29.7	—	29.7
Other	—	0.6	0.4	1.0	—	0.1	—	0.1	—	0.4	—	0.4
	—	63.9	0.4	64.3	—	45.4	—	45.4	—	56.2	—	56.2
Loans and advances to customers												
Reverse repos	—	41.1	—	41.1	—	26.3	—	26.3	—	22.5	—	22.5
Collateral	—	14.4	—	14.4	—	9.6	—	9.6	—	14.2	—	14.2
Other	—	6.2	0.4	6.6	—	7.3	1.1	8.4	—	13.8	3.1	16.9
	—	61.7	0.4	62.1	—	43.2	1.1	44.3	—	50.5	3.1	53.6
Debt securities												
Government	110.2	13.7	—	123.9	130.1	16.7	—	146.8	68.7	37.2	—	105.9
MBS	—	49.5	0.7	50.2	—	61.2	0.6	61.8	—	75.6	1.1	76.7
CDOs	—	1.0	2.4	3.4	—	2.6	1.0	3.6	—	6.9	1.7	8.6
CLOs	—	3.6	2.1	5.7	—	8.0	0.8	8.8	—	7.7	1.0	8.7
Other ABS	—	4.0	1.4	5.4	—	5.2	0.9	6.1	—	6.6	1.5	8.1
Corporate	—	7.7	0.9	8.6	—	10.8	0.6	11.4	0.9	15.8	1.3	18.0
Banks and building societies	0.1	12.2	0.7	13.0	0.2	17.5	0.2	17.9	4.0	20.0	0.3	24.3
Other	—	0.2	—	0.2	—	1.0	—	1.0	0.1	4.2	—	4.3
	110.3	91.9	8.2	210.4	130.3	123.0	4.1	257.4	73.7	174.0	6.9	254.6
Equity shares	18.4	2.8	1.0	22.2	15.4	2.6	1.5	19.5	15.4	9.8	1.1	26.3
Derivatives												
Foreign exchange	—	83.2	0.1	83.3	—	69.2	0.2	69.4	2.2	171.0	0.1	173.3
Interest rate	1.7	308.3	1.7	311.7	0.3	321.8	1.5	323.6	0.4	652.9	1.5	654.8
Credit - APS	—	—	0.6	0.6	—	—	1.4	1.4	—	—	—	—
Credit - other	—	23.2	3.1	26.3	0.1	37.2	3.0	40.3	0.8	133.6	8.0	142.4
Equities and commodities	0.1	4.9	0.2	5.2	0.4	6.1	0.3	6.8	0.5	20.9	0.7	22.1
	1.8	419.6	5.7	427.1	0.8	434.3	6.4	441.5	3.9	978.4	10.3	992.6
Total assets	130.5	639.9	15.7	786.1	146.5	648.5	13.1	808.1	93.0	1,268.9	21.4	1,383.3
Of which:												
Core	129.4	617.6	7.2	754.2								
Non-Core	1.1	22.3	8.5	31.9								
	130.5	639.9	15.7	786.1								
Of which AFS debt securities:												
Government	53.0	6.4	—	59.4	70.1	7.5	—	77.6	16.4	33.6	—	50.0
MBS	—	31.1	0.4	31.5	—	39.1	0.2	39.3	—	45.6	0.4	46.0
CDOs	—	0.6	1.4	2.0	—	1.2	0.4	1.6	—	3.6	0.6	4.2
CLOs	—	3.5	1.5	5.0	—	5.4	0.1	5.5	—	4.7	0.6	5.3
Other ABS	—	2.9	1.1	4.0	—	4.0	0.6	4.6	—	5.5	1.0	6.5
Corporate	—	2.0	—	2.0	—	3.3	—	3.3	0.6	4.4	0.4	5.4
Banks and building societies	0.1	7.1	—	7.2	0.2	11.0	—	11.2	3.8	9.3	—	13.1
Other	—	—	—	—	—	0.2	—	0.2	0.1	2.2	—	2.3
	53.1	53.6	4.4	111.1	70.3	71.7	1.3	143.3	20.9	108.9	3.0	132.8
Equity shares	0.3	1.4	0.3	2.0	0.5	1.7	0.7	2.9	4.8	2.1	0.3	7.2
Total AFS assets	53.4	55.0	4.7	113.1	70.8	73.4	2.0	146.2	25.7	111.0	3.3	140.0
Of which:												
Core	52.8	49.2	1.0	103.0								
Non-Core	0.6	5.8	3.7	10.1								
	53.4	55.0	4.7	113.1								

	2010				2009				2008			
	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn	Level 1 £bn	Level 2 £bn	Level 3 £bn	Total £bn
Liabilities												
Deposits by banks												
Repos	—	20.6	—	20.6	—	21.0	—	21.0	—	43.1	—	43.1
Collateral	—	26.6	—	26.6	—	28.2	—	28.2	—	33.2	—	33.2
Other	—	1.6	—	1.6	—	4.4	—	4.4	—	4.8	—	4.8
	—	48.8	—	48.8	—	53.6	—	53.6	—	81.1	—	81.1
Customer accounts												
Repos	—	53.0	—	53.0	—	41.5	—	41.5	—	39.9	—	39.9
Collateral	—	10.4	—	10.4	—	8.0	—	8.0	—	12.4	—	12.4
Other	—	8.7	0.1	8.8	—	11.8	0.1	11.9	—	11.4	0.3	11.7
	—	72.1	0.1	72.2	—	61.3	0.1	61.4	—	63.7	0.3	64.0
Debt securities in issue	—	49.0	2.2	51.2	—	43.2	2.3	45.5	—	47.0	4.4	51.4
Short positions	35.0	7.3	0.8	43.1	27.1	13.2	0.2	40.5	36.0	6.5	—	42.5
Derivatives												
Foreign exchange	0.1	89.3	—	89.4	—	63.9	—	63.9	2.2	171.2	—	173.4
Interest rate	0.2	298.0	1.0	299.2	0.1	310.5	0.8	311.4	0.4	639.7	0.9	641.0
Credit	—	25.0	0.3	25.3	—	38.1	1.0	39.1	0.1	130.0	2.6	132.7
Equities and commodities	0.1	9.6	0.4	10.1	1.0	8.5	0.2	9.7	0.9	22.9	0.5	24.3
	0.4	421.9	1.7	424.0	1.1	421.0	2.0	424.1	3.6	963.8	4.0	971.4
Other (3)	—	1.1	—	1.1	—	1.3	—	1.3	—	1.5	0.3	1.8
Total liabilities	35.4	600.2	4.8	640.4	28.2	593.6	4.6	626.4	39.6	1,163.6	9.0	1,212.2

Of which:				
Core	35.4	586.9	3.8	626.1
Non-Core	—	13.3	1.0	14.3
	35.4	600.2	4.8	640.4

For notes relating to this table refer to page 317.

12 Financial instruments - valuation continued

The table below analyses level 3 balances and related valuation sensitivities.

	2010			2009			
		Sensitivity (2)			Sensitivity (2)		
	Balance £bn	Favourable £m	Unfavourable £m	Balance £bn	Favourable £m	Unfavourable £m	Assumptions
Assets							
Loans and advances	0.8	70	(60)	1.1	80	(40)	Credit spreads, indices
Debt securities							
MBS	0.7	120	(80)	0.6	60	(10)	Prepayment rates, probability of default, loss severity and yield
CDOs	2.4	180	(20)	1.0	130	(80)	Implied collateral valuation, default rates, housing prices, correlation
CLOs	2.1	180	(50)	0.8	80	(50)	Credit spreads, recovery rates, correlation
Other ABS	1.4	150	(80)	0.9	120	(40)	Credit spreads
Corporate	0.9	60	(60)	0.6	70	(20)	Credit spreads
Bank and building societies	0.7	60	(60)	0.2	10	(30)	Credit spreads
	8.2	750	(350)	4.1	470	(230)	
Equity shares	1.0	160	(160)	1.5	280	(220)	Fund valuation
Derivatives							
Foreign exchange	0.1	—	—	0.2	10	—	Volatility, correlation
Interest rate	1.7	150	(140)	1.5	80	(100)	Volatility, correlation
Credit - APS	0.6	860	(940)	1.4	1,370	(1,540)	Credit spreads, correlation, expected losses, discount rate recoveries, loss credits
Credit - other	3.1	320	(170)	3.0	420	(360)	Counterparty credit risk, correlation, volatility
Equities and commodities	0.2	—	—	0.3	20	(20)	Correlation, dividends
	5.7	1,330	(1,250)	6.4	1,900	(2,020)	
Total assets	15.7	2,310	(1,820)	13.1	2,730	(2,510)	
Total assets - 2008				21.4	1,880	(2,200)	
Of which AFS debt securities:							
MBS	0.4	10	—	0.2	—	—	
CDOs	1.4	100	(10)	0.4	40	(20)	
CLOs	1.5	110	(10)	0.1	10	(10)	
Other ABS	1.1	80	(40)	0.6	40	(20)	
	4.4	300	(60)	1.3	90	(50)	
Equity shares	0.3	60	(60)	0.7	100	(90)	
Total AFS assets	4.7	360	(120)	2.0	190	(140)	
Total AFS assets - 2008				3.3	150	(230)	

For notes relating to this table refer to page 317.

	2010			2009			
		Sensitivity (2)			Sensitivity (2)		
	Balance £bn	Favourable £m	Unfavourable £m	Balance £bn	Favourable £m	Unfavourable £m	Assumptions
Liabilities							
Customer accounts - other	0.1	60	(60)	0.1	—	(10)	Credit spreads, correlation
Debt securities in issue	2.2	90	(110)	2.3	50	(10)	Volatility, correlation
Short positions	0.8	20	(50)	0.2	10	(20)	Credit spreads, correlation
Derivatives							
Foreign exchange	—	—	(10)	—	—	—	
Interest rate	1.0	70	(90)	0.8	40	(60)	Volatility, correlation
Credit - other	0.3	40	(40)	1.0	80	(100)	Counterparty credit risk, correlation, volatility
Equity and commodities	0.4	10	—	0.2	20	(70)	Correlation, dividends
	1.7	120	(140)	2.0	140	(230)	
	4.8	290	(360)	4.6	200	(270)	
Total liabilities - 2008				9.0	550	(490)	

Notes:

(1) Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments. Examples include G10 government securities, listed equity shares, certain exchange-traded derivatives and certain US agency securities.

Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:
(a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or
(b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.

The type of instruments that trade in markets that are not considered to be active, but are based on quoted market prices, banker dealer quotations, or alternative pricing sources with reasonable levels of price transparency and those instruments valued using techniques include most government agency securities, investment-grade corporate bonds, certain mortgage products, most bank and bridge loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most physical commodities, investment contracts issued by the Group's life assurance (2009 and 2008) and certain money market securities and loan commitments and most OTC derivatives.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input. Financial instruments primarily include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, unlisted equity shares, certain residual interests in securitisations, super senior tranches of high grade and mezzanine CDOs, other mortgage-based products and less liquid debt securities, certain structured debt securities in issue, and OTC derivatives where valuation depends upon unobservable inputs such as certain credit and exotic derivatives. No gain or loss is recognised on the initial recognition of a financial instrument valued using a technique incorporating significant unobservable data.

(2) Sensitivity represents the favourable and unfavourable effect on the income statement or the statement of comprehensive income due to reasonably possible changes to valuations using reasonably possible alternative inputs to the Group's valuation techniques or models. Totals for sensitivities are not indicative of the total potential effect on the income statement or the statement of comprehensive income.

(3) Comprise subordinated liabilities.

The level 3 sensitivities above are calculated at a trade or low level portfolio basis. They are not calculated on an overall portfolio basis and therefore do not reflect the likely overall potential uncertainty on the whole portfolio. The figures are aggregated and do not reflect the correlated nature of some of the sensitivities. In particular, for some of the portfolios the sensitivities may be negatively correlated where a downwards movement in one asset would produce an upwards movement in another, but due to the additive presentation of the above figures this correlation cannot be observed. For example, with assets in the APS scheme, the downwards sensitivity on the underlying asset would be materially offset by the consequent upward movement of the APS derivative, so whilst the net sensitivity of the two positions may be lower, it would be shown with the gross upside and downside sensitivity of the two assets inflating the overall sensitivity figures in the above table. The actual potential downside sensitivity of the total portfolio may be less than the non-correlated sum of the additive figures as shown in the above table.

Key points

- Level 3 assets of £15.7 billion represented 2.0% (2009 - £13.1 billion and 1.6%) of total assets carried at fair value, an increase of £2.6 billion, reflecting the movement of some lower quality AFS CDOs and CLOs in Non-Core in Q1 2010, where price discovery indicated uncertainty in observability. In addition, the use of more conservative internal recovery rates for the calculation of CVA for certain monolines resulted in these credit derivatives moving to level 3. This was partially offset by disposals in Q3 2010 and tighter credit spreads. The fair value of APS credit derivative decreased from £1,400 million to £550 million primarily due to the reduction in overall assets covered by the scheme.
- Level 3 liabilities increased to £4.8 billion, mainly reflecting the impact of wider credit spreads on short positions.
- The favourable and unfavourable effects of reasonably possible alternative assumptions on financial instruments carried at fair value were £2,310 million and (£1,820) million respectively of which £860 million and (£940) million related to the APS credit derivative. The reduction in the APS sensitivity corresponds with a decrease in the overall value of the protection that the scheme provides.

12 Financial instruments - valuation continued

Judgmental issues

The diverse range of products traded by the Group results in a wide range of instruments that are classified into the three level hierarchy. Whilst the majority of these instruments naturally fall into a particular level, for some products an element of judgment is required. The majority of the Group's financial instruments carried at fair value are classified as level 2: inputs are observable either directly (i.e. as a price) or indirectly (i.e. derived from prices).

Active and inactive markets

A key input in the decision making process for the allocation of assets to a particular level is liquidity. In general, the degree of valuation uncertainty depends on the degree of liquidity of an input. For example, a derivative can be placed into level 2 or level 3 dependent upon its liquidity.

Where markets are liquid or very liquid, little judgment is required. However, when the information regarding the liquidity in a particular market is not clear, a judgment may need to be made. This can be made more difficult as assessing the liquidity of a market may not always be straightforward. For an equity traded on an exchange, daily volumes of trading can be seen, but for an-over-the counter (OTC) derivative assessing the liquidity of the market with no central exchange can be more difficult.

A key related issue is where a market moves from liquid to illiquid or vice versa. Where this change is considered to be temporary, the classification is not changed. For example, if there is little market trading in a product on a reporting date but at the previous reporting date and during the intervening period the market has been considered to be liquid, the instrument will continue to be classified in the same level in the hierarchy. This is to provide consistency so that transfers between levels are driven by genuine changes in market liquidity and do not reflect short term or seasonal effects.

Interaction with the IPV process

The determination of an instrument's level cannot be made at a global product level as a single product type can be in more than one level. For example, a single name corporate credit default swap could be in level 2 or level 3 depending on whether the reference counterparty is liquid or illiquid.

As part of the Group's IPV process, data is gathered at a trade level from market trading activity, trading systems, pricing services, consensus pricing providers, brokers and research material amongst other sources. The breadth and detail of this data allows a good assessment to be made of liquidity and pricing uncertainty, which assists with the process of allocation to an appropriate level. Where suitable independent pricing information is not readily available the instrument will be considered to be level 3.

Modelled products

For modelled products the market convention is to quote these trades through the model inputs or parameters as opposed to a cash price equivalent. A mark-to-market is derived from the use of the independent market inputs calculated using the Group's model.

The decision to classify a modelled asset as level 2 or 3 will be dependent upon the product/model combination, the currency, the maturity, the observability of input parameters and other factors. All these need to be assessed to classify the asset.

An assessment is made of each input into a model. There may be multiple inputs into a model and each is assessed in turn for observability and quality. If an input fails the observability or quality tests then the instrument is considered to be in level 3 unless the input can be shown to have an insignificant effect on the overall valuation of the product.

The majority of derivative instruments are classified as level 2 as they are vanilla products valued using observable inputs. The valuation uncertainty on these is considered to be low and both input and output testing may be available. Examples of these products would be vanilla interest rate swaps, foreign exchange swaps and liquid single name credit derivatives.

Non-modelled products

Non-modelled products are generally quoted on a price basis and can therefore be considered for each of the 3 levels. This is determined by the liquidity and valuation uncertainty of the instruments which is in turn measured from the availability of independent data used by the IPV process.

The availability and quality of independent pricing information is considered during the classification process. An assessment is made regarding the quality of the independent information. For example where consensus prices are used for non-modelled products, a key assessment of the quality of a price is the depth of the number of prices used to provide the consensus price. If the depth of contributors falls below a set hurdle rate, the instrument is considered to be level 3. This hurdle rate is consistent with the rate used in the IPV process to determine whether or not the data is of sufficient quality to adjust the instrument's valuations. However where an instrument is generally considered to be illiquid, but regular quotes from market participants exist, these instruments may be classified as level 2 depending on frequency of quotes, other available pricing and whether the quotes are used as part of the IPV process or not.

For some instruments with a wide number of available price sources, there may be differing quality of available information and there may be a wide range of prices from different sources. In these situations an assessment is made as to which source is the highest quality and this will be used to determine the classification of the asset. For example, a tradable quote would be considered a better source than a consensus price.

Instruments that cross levels

Some instruments will predominantly be in one level or the other, but others may cross between levels. For example, a cross currency swap may be between very liquid currency pairs where pricing is readily observed in the market and will therefore be classified as level 2. The cross currency swap may also be between two illiquid currency pairs in which case the swap would be placed into level 3. Defining the difference between liquid and illiquid may be based upon the number of consensus providers the consensus price is made up from and whether the consensus price can be supplemented by other sources.

Certain portfolios in level 2 contain instruments whose fair values incorporate the judgements discussed above. These include a portfolio of ABS in Non-Core of £5.7 billion that had more than average level of valuation uncertainty with a range of £5.6 billion to £5.9 billion using alternative valuation assumptions.

Level 3 portfolios and sensitivity methodologies

For each of the portfolio categories shown in the tables above, there follows a description of the types of products that comprise the portfolio and the valuation techniques that are applied in determining fair value, including a description of valuation techniques used for levels 2 and 3 and inputs to those models and techniques. Where reasonably possible alternative assumptions of unobservable inputs used in models would change the fair value of the portfolio significantly, the alternative inputs are indicated. Where there have been significant changes to valuation techniques during the year a discussion of the reasons for this are also included.

Loans and advances to customers

Loans in level 3 primarily comprise commercial mortgages.

Commercial mortgages

These senior and mezzanine commercial mortgages are loans secured on commercial land and buildings that were originated or acquired by the Group for securitisation. Senior commercial mortgages carry a variable interest rate and mezzanine or more junior commercial mortgages may carry a fixed or variable interest rate. Factors affecting the value of these loans may include, but are not limited to, loan type, underlying property type and geographic location, loan interest rate, loan to value ratios, debt service coverage ratios, prepayment rates, cumulative loan loss information, yields, investor demand, market volatility since the last securitisation, and credit enhancement. Where observable market prices for a particular loan are not available, the fair value will typically be determined with reference to observable market transactions in other loans or credit related products including debt securities and credit derivatives. Assumptions are made about the relationship between the loan and the available benchmark data.

Debt securities

RMBS

RMBS where the underlying assets are US agency-backed mortgages and there is regular trading are generally classified as level 2 in the fair value hierarchy. RMBS are also classified as level 2 when regular trading is not prevalent in the market, but similar executed trades or third-party data including indices, broker quotes and pricing services can be used to substantiate the fair value. RMBS are classified as level 3 when trading activity is not available and a model with significant unobservable data is utilised.

In determining whether an instrument is similar to that being valued, the Group considers a range of factors, principally: the lending standards of the brokers and underwriters that originated the mortgages, the lead manager of the security, the issue date of the respective securities, the underlying asset composition (including origination date, loan to value ratios, historic loss information and geographic location of the mortgages), the credit rating of the instrument, and any credit protection that the instrument may benefit from, such as insurance wraps or subordinated tranches. Where there are instances of market observable data for several similar RMBS tranches, the Group considers the extent of similar characteristics shared with the instrument being valued, together with the frequency, tenor and nature of the trades that have been observed. This method is most frequently used for US and UK RMBS. RMBS of Dutch and Spanish originated mortgages guaranteed by those governments are valued using the credit spreads of the respective government debt and certain assumptions made by the Group, or based on observable prices from Bloomberg or consensus pricing services.

The Group primarily uses an industry standard model to project the expected future cash flows to be received from the underlying mortgages and to forecast how these cash flows will be distributed to the various holders of the RMBS. This model utilises data provided by the servicer of the underlying mortgage portfolio, layering on assumptions for mortgage prepayments, probability of default, expected losses, and yield. The Group uses data from third-party sources to calibrate its assumptions, including pricing information from third-party pricing services, independent research, broker quotes, and other independent sources. An assessment is made of third-party data source to determine its applicability and reliability. The Group adjusts the model price with a liquidity premium to reflect the price that the instrument could be traded in the market and may also make adjustments for model deficiencies.

The fair value of securities within each class of asset changes on a broadly consistent basis in response to changes in given market factors. However, the extent of the change, and therefore the range of reasonably possible alternative assumptions, may be either more or less pronounced, depending on the particular terms and circumstances of the individual security. The Group believes that probability of default was the least transparent input into Alt-A and prime RMBS modelled valuations (and most sensitive to variations).

12 Financial instruments - valuation continued

Commercial mortgage backed securities

CMBS are valued using an industry standard model and the inputs, where possible, are corroborated using observable market data.

Collateralised debt obligations

CDOs purchased from third-parties are valued using independent, third-party quotes or independent lead manager indicative prices. For super senior CDOs which have been originated by the Group no specific third-party information is available. The valuation of these super senior CDOs therefore takes into consideration outputs from a proprietary model, market data and appropriate valuation adjustments.

A collateral net asset value methodology using dealer buy side marks is used to determine an upper bound for super senior CDO valuations. An ABS index implied collateral valuation is also used to provide a market calibrated valuation data point. Both the ABS index implied valuation and the collateral net asset value methodology apply an assumed immediate liquidation approach.

Collateralised loan obligations

To determine the fair value of CLOs purchased from third parties, the Group uses third-party broker or lead manager quotes as the primary pricing source. These quotes are benchmarked to consensus pricing sources where they are available.

For CLOs originated and still held by the Group, the fair value is determined using a correlation model based on a Monte Carlo simulation framework. The main model inputs are credit spreads and recovery rates of the underlying assets and their correlation. A credit curve is assigned to each underlying asset based on prices from third-party dealer quotes and cash flow profiles, sourced from an industry standard model. Losses are calculated taking into account the attachment and detachment point of the exposure. Where the correlation inputs to this model are not observable, CLOs are classified as level 3.

Other asset-backed and corporate debt securities

Where observable market prices for a particular debt security are not available, the fair value will typically be determined with reference to observable market transactions in other related products, such as similar debt securities or credit derivatives. Assumptions are made about the relationship between the individual debt security and the available benchmark data. Where significant management judgment has been applied in identifying the most relevant related product, or in determining the relationship between the related product and the instrument itself, the instrument is classified as level 3.

Equity shares

Private equity investments include unit holdings and limited partnership interests primarily in corporate private equity funds, debt funds and fund of hedge funds. Externally managed funds are valued using recent prices where available. Where not available, the fair value of investments in externally managed funds is generally determined using statements or other information provided by the fund managers.

The Group considers that valuations may rely significantly on the judgments and estimates made by the fund managers, particularly in assessing private equity components. Given the decline in liquidity in world markets, and the level of subjectivity, these are included in level 3.

Derivatives

Derivatives are priced using quoted prices for the same or similar instruments where these are available. However, the majority of derivatives are valued using pricing models. Inputs for these models are usually observed directly in the market, or derived from observed prices. However, it is not always possible to observe or corroborate all model inputs. Unobservable inputs used are based on estimates taking into account a range of available information including historic analysis, historic traded levels, market practice, comparison to other relevant benchmark observable data and consensus pricing data.

Credit derivatives - APS

The Group purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT. The Group has a right to terminate the APS at any time provided that the Financial Services Authority has confirmed in writing to HMT that it has no objection to the proposed termination. On termination the Group must pay HMT the higher of the regulatory capital relief received and £2.5 billion less premiums paid plus the aggregate of amounts received from the UK Government under the APS. In consideration for the protection provided by the APS, the Group paid an initial premium of £1.4 billion on 31 December 2009. A further premium of £700 million was paid on 31 December 2010. Quarterly premiums of £125 million will be payable from 31 December 2011 and subsequently until the earlier of 2099 and the termination of the agreement.

The APS is a single contract providing credit protection in respect of the covered assets. Under IFRS, credit protection is treated either as a financial guarantee contract or as a derivative financial instrument depending on the terms of the agreement and the nature of the protected assets and exposures. The Group has concluded, principally because the covered portfolio includes significant exposure in the form of derivatives, that the APS does not meet the criteria to be treated as a financial guarantee contract. The contract has therefore been accounted for as a derivative financial instrument. It was recognised initially and measured subsequently at fair value with changes in fair value recognised in profit or loss within income from trading activities. There is no change in the recognition and measurement of the covered assets as a result of the APS.

Where protection is provided on a particular seniority of exposure, as is the case with the APS, which requires initial losses to be taken by the Group, it is termed 'tranched' protection. The model being used to value the APS - a Gaussian Copula model with stochastic recoveries - is used by the Group to value tranches traded by the exotic credit desk and is a model that is currently used within the wider market.

The option to exit the APS is not usually present in such tranched trades and consequently, there is no standard market practice for reflecting this part of the trade within the standard model framework. The approach that has been adopted assumes that the Group will not exit the trade before the minimum level of fees has been paid and at this point it will be clear whether it should exit the trade or not. The APS derivative is valued as the payment of the minimum level of fees in return for protection receipts which are in excess of both the first loss and the total future premiums.

The model primarily uses the following inputs in relation to each individual asset: notional, maturity, probability of default and expected recovery rate given default. Other key inputs include: the correlation between the underlying assets; the range of possible recovery rates on the underlying assets ("alpha"); the size of the first loss; and the level of expected losses on covered assets that have been sold, that can be treated as losses for the purpose of the APS ("loss credits").

During 2010, refinements were made to the treatment of derivative trades in the valuation model. This followed a change in the nature of protection provided in relation to certain structured credit trades involving mainly asset backed securities and associated bought protection credit derivatives: the risk of losses arising on the derivative trades due to counterparty risk was replaced by the risk of incurring losses on the underlying asset backed securities that are not recovered through the derivative trades. The valuation refinements were made to accurately reflect the impact of this change and ensure a consistent treatment across all derivative trades.

The APS protects a wide range of asset types, and hence, the correlation between the underlying assets cannot be observed from market data. In the absence of this, the Group determines a reasonable level for this input. The expected recovery rate given default is based on internally assessed levels. The probability of default is calculated with reference to data observable in the market. Where possible, data is obtained for each asset within the APS, but for most of the assets, such observable data does not exist. In these cases, this important input is determined from information available for similar entities by geography and rating. The approach for doing this was refined during the year in order to accurately reflect both changes in market conditions and the profile of the portfolio of covered assets.

As the inputs into the valuation model are not all observable the APS derivative is a level 3 asset. The fair value of the credit protection at 31 December 2010 was £0.55 billion (2009 - £1.40 billion).

The Group has used the following reasonably possible alternative assumptions in relation to those inputs that could have a significant effect on the valuation of the APS:

Correlation: +/- 10%

The correlation uncertainty relates to both the nature of the underlying portfolio and the seniority of protection. The +/-10% correlation range looks reasonable in light of market observable correlations of similar levels of protection seniority, for portfolios of investment grade and high yield assets.

Range of possible recovery rates on underlying assets (alpha): +/- 10%

The level of alpha used in the valuation of the APS is in line with that used to value tranches traded by the exotic credit desk and assumes that the underlying assets have a wide range of potential recovery rates. As the APS protects a wider range of asset classes than is generally referenced by exotic credit trades, there is uncertainty in relation to this approach. A comparison of actual recoveries to expected recoveries supports the approach adopted and, in light of this, only changes of +/- 10% in the assumed width of this range are considered reasonable.

Credit spreads: +/- 10%

The credit spread uncertainty relates to determining the probability of default for assets where there is no such observable data in the market. An analysis of the impact on credit spreads of small changes in the ratings assumptions in key geographic regions indicated that overall credit spread movements in the +/- 10% range look reasonable.

Discount curve: +/- 1%

Due to the long-dated contractual maturity of the APS, and the requirement to pay fixed levels of premiums each year, the valuation is sensitive to long-term interest rates. Valuation uncertainty arises due to the illiquidity of such interest rates. An interest rate range of +/- 1% is considered reasonable.

Loss credits: +/- 10%

The level of expected losses on covered assets that have been sold that can be treated as losses for the purpose of the APS are assessed by the Asset Protection Agency. For disposals made by the Group where this assessment has not been completed, the Group makes an estimate of the likely assessment for the purpose of valuing of the APS. A range of +/- 10% in the level of assessment is considered reasonable.

Using the above reasonably possible alternative assumptions, the fair value of the APS derivative could be higher by approximately £860 million or lower by approximately £940 million as detailed in the table below.

Sensitivity	Favourable £m	Unfavourable £m
Correlation +/- 10%	300	300
Recover alpha +/- 10%	250	300
Spreads +/-10%	125	100
Discount curve +/- 1%	175	230
Loss credit +/- 10%	10	10
Total	860	940

Individual sensitivities above have been aggregated and do not reflect the correlated effect of some of the assumptions as related sensitivities.

12 Financial instruments - valuation continued

Credit derivatives - other

The Group's other credit derivatives include vanilla and bespoke portfolio tranches, gap risk products and certain other unique trades.

Valuation of single name credit derivatives is carried out using industry standard models. Where single name derivatives have been traded and there is a lack of independent data or the quality of the data is weak, these instruments are classified into level 3. These assets will be priced using the Group's standard credit derivative model using a proxy curve based upon a suitable alternative single name curve, a cash based product or a sector based curve. Where the sector based curve is used, the proxy will be chosen taking maturity, rating, seniority, geography and internal credit review on recoveries into account. Sensitivities for these instruments will be based upon the selection of reasonable alternative assumptions which may include adjustments to the credit curve and recovery rate assumptions.

The bespoke portfolio tranches are synthetic tranches referenced to a bespoke portfolio of corporate names on which the Group purchases credit protection. Bespoke portfolio tranches are valued using Gaussian Copula, a standard method which uses observable market inputs (credit spreads, index tranche prices and recovery rates) to generate an output price for the tranche by way of a mapping methodology. In essence this method takes the expected loss of the tranche expressed as a fraction of the expected loss of the whole underlying portfolio and calculates which detachment point on the liquid index, and hence which correlation level, coincides with this expected loss fraction. Where the inputs to this valuation technique are observable in the market, bespoke tranches are considered to be level 2 assets. Where inputs are not observable, bespoke tranches are considered to be level 3 assets. However, all transactions executed with a CDPC counterparty are considered level 3 as the counterparty credit risk assessment is a significant component of these valuations.

Gap risk products are leveraged trades, with the counterparty's potential loss capped at the amount of the initial principal invested. Gap risk is the probability that the market will move discontinuously too quickly to exit a portfolio and return the principal to the counterparty without incurring losses, should an unwind event be triggered. This optionality is embedded within these portfolio structures and is very rarely traded outright in the market. Gap risk is not observable in the markets and, as such, these structures are deemed to be level 3 instruments.

Other unique trades are valued using a specialised model for each instrument and the same market data inputs as all other trades where applicable. By their nature, the valuation is also driven by a variety of other model inputs, many of which are unobservable in the market. Where these instruments have embedded optionality they are valued using a variation of the Black-Scholes option pricing formula, and where they have correlation exposure they are valued using a variant of the Gaussian Copula model. The volatility or unique correlation inputs required to value these products are generally unobservable and the instruments are therefore deemed to be level 3 instruments.

Equity derivatives

Equity derivative products are split into equity exotic derivatives and equity hybrids. Equity exotic derivatives have payouts based on the performance of one or more stocks, equity funds or indices. Most payouts are based on the performance of a single asset and are valued using observable market option data. Unobservable equity derivative trades are typically complex basket options on stocks. Such basket option payouts depend on the performance of more than one equity asset and require correlations for their valuation. Valuation is then performed using industry standard valuation models, with unobservable correlation inputs calculated by reference to correlations observed between similar underlyings.

Equity hybrids have payouts based on the performance of a basket of underlyings where underlyings are from different asset classes. Correlations between these different underlyings are typically unobservable with no market information on closely related assets available. Where no market for the correlation input exists, these inputs are based on historical time series.

Interest rate and commodity derivatives

Interest rate and commodity options provide a payout (or series of payouts) linked to the performance of one or more underlying, including interest rates, foreign exchange rates and commodities.

Exotic options do not trade in active markets except in a small number of cases. Consequently, the Group uses models to determine fair value using valuation techniques typical for the industry. These techniques can be divided, firstly, into modelling approaches and, secondly, into methods of assessing appropriate levels for model inputs. The Group uses a variety of proprietary models for valuing exotic trades.

Exotic valuation inputs include correlation between interest rates, foreign exchange rates and commodity prices. Correlations for more liquid rate pairs are valued using independently sourced consensus pricing levels. Where a consensus pricing benchmark is unavailable, these instruments are classified as level 3.

The carrying value of debt securities in issue is represented partly by underlying cash and partly through a derivative component. The classification of the amount in level 3 is driven by the derivative component and not by the cash element.

Other financial instruments

In addition to the portfolios discussed above, there are other financial instruments which are held at fair value determined from data which are not market observable, or incorporating material adjustments to market observed data. These include subordinated liabilities and write downs relating to undrawn syndicated loan facilities.

Level 3 movement table

2010	At 1 January 2010 £m	Gains/(losses) recognised in the Income statement £m	SOCI £m	Transfers in/(out) of Level 3 £m	Issuances £m	Purchases £m	Settlements £m	Sales £m	Foreign exchange £m	At 31 December 2010 £m	Gains/(losses) relating to instruments held at year end £m
Assets											
FVTPL (1)											
Loans and advances	1,059	169	—	10	—	169	(451)	(165)	52	843	38
Debt securities	2,782	294	—	1,770	—	1,973	(386)	(2,682)	33	3,784	154
Equity shares	711	414	—	(26)	—	654	—	(1,027)	(10)	716	54
Derivatives	6,429	(1,561)	—	1,728	—	948	(299)	(1,534)	26	5,737	(1,556)
FVTPL assets	10,981	(684)	—	3,482	—	3,744	(1,136)	(5,408)	101	11,080	(1,310)
AFS											
Debt securities	1,325	26	511	2,909	—	306	(458)	(274)	34	4,379	10
Equity shares	749	(4)	(39)	(118)	—	22	(2)	(343)	14	279	(4)
AFS assets	2,074	22	472	2,791	—	328	(460)	(617)	48	4,658	6
	13,055	(662)	472	6,273	—	4,072	(1,596)	(6,025)	149	15,738	(1,304)
Liabilities											
Deposits	103	—	—	11	—	—	(32)	—	2	84	—
Debt securities in issue	2,345	336	—	(212)	413	—	(695)	—	16	2,203	309
Short positions	184	(187)	—	792	6	—	(2)	(16)	(1)	776	(179)
Derivatives	1,987	(258)	—	(152)	—	318	(175)	(27)	47	1,740	(187)
Other financial liabilities	1	—	—	—	—	—	—	—	—	1	—
	4,620	(109)	—	439	419	318	(904)	(43)	64	4,804	(57)

2009	At 1 January 2009 £m	Gains/(losses) recognised in the Income statement £m	SOCI £m	Transfers in/(out) of Level 3 £m	Reclassification £m	Purchases and issuances £m	Sales and settlements £m	Foreign exchange £m	At 31 December 2009 £m	Gains/(losses) relating to instruments held at year end £m
Assets										
FVTPL (1)										
Loans and advances	3,148	130	—	330	(1,537)	22	(898)	(136)	1,059	11
Debt securities	3,846	(49)	—	104	(157)	378	(1,207)	(133)	2,782	(165)
Equity shares	793	(49)	—	133	—	22	(151)	(37)	711	(48)
Derivatives	10,265	(3,672)	—	(211)	—	1,811	(1,301)	(463)	6,429	(1,079)
FVTPL assets	18,052	(3,640)	—	356	(1,694)	2,233	(3,557)	(769)	10,981	(1,281)
AFS										
Debt securities	3,102	(329)	(47)	(929)	—	128	(491)	(109)	1,325	(9)
Equity shares	325	(128)	(13)	632	—	53	(75)	(45)	749	(51)
AFS assets	3,427	(457)	(60)	(297)	—	181	(566)	(154)	2,074	(60)
	21,479	(4,097)	(60)	59	(1,694)	2,414	(4,123)	(923)	13,055	(1,341)
Liabilities										
Deposits	290	43	—	(217)	—	15	(23)	(5)	103	—
Debt securities in issue	4,362	57	—	(1,682)	—	493	(638)	(247)	2,345	(41)
Short positions	41	(45)	—	188	—	4	(4)	—	184	12
Derivatives	4,035	(215)	—	(978)	—	76	(744)	(187)	1,987	(244)
Other financial liabilities	257	—	—	—	—	—	(242)	(14)	1	—
	8,985	(160)	—	(2,689)	—	588	(1,651)	(453)	4,620	(273)

Note:
(1) Fair value through profit or loss.

12 Financial instruments - valuation continued

Fair value of financial instruments not carried at fair value

The following table shows the carrying value and the fair value of financial instruments carried on the balance sheet at amortised cost.

	Group					
	2010 Carrying value £bn	2010 Fair value £bn	2009 Carrying value £bn	2009 Fair value £bn	2008 Carrying value £bn	2008 Fair value £bn
Financial assets						
Cash and balances at central banks	57.0	57.0	52.3	52.3	12.4	12.4
Loans and advances to banks	36.2	36.1	46.3	46.0	82.0	81.9
Loans and advances to customers	493.1	468.8	684.1	650.9	821.1	776.1
Debt securities	7.1	6.4	9.9	9.0	13.0	11.5
Settlement balances	11.6	11.6	12.0	12.0	17.8	17.8
Financial liabilities						
Deposits by banks	50.0	50.4	88.5	88.3	176.9	176.3
Customer accounts	438.5	438.6	552.8	552.1	575.5	576.4
Debt securities in issue	167.2	163.8	222.1	218.5	248.8	241.3
Settlement balances	11.0	11.0	10.4	10.4	11.7	11.7
Subordinated liabilities	25.9	21.9	36.4	31.6	47.6	36.4

The fair values of the company's financial assets and liabilities are not materially different from their carrying values apart from subordinated liabilities, 2010 carrying value £8.0 billion, fair value £5.8 billion (2009 - carrying value £8.8 billion; fair value £4.9 billion; 2008 - carrying value £10.3 billion; fair value £8.8 billion) and debt securities, 2010 carrying value £1.5 billion, fair value £1.8 billion (2009 - carrying value £1.3 billion, fair value £1.3 billion; 2008 - nil)

The fair value is the amount an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Changes in these assumptions would significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement. As a wide range of valuation techniques is available, it may be inappropriate to compare the Group's fair value information to independent markets or other financial institutions.

The fair values of intangible assets, such as core deposits, credit card and other customer relationships are not included in the calculation of these fair values as they are not financial instruments.

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

The fair value of financial instruments which are of short maturity (three months or less) approximates their carrying value. This mainly applies to cash and balances at central banks, items in the course of collection from other banks, settlement balances, items in the course of transmission to other banks and demand deposits.

Loans and advances to banks and customers

Fair value is estimated by grouping loans into homogeneous portfolios and applying a discount rate to the cash flows. The discount rate is based on the market rate applicable at the balance sheet date for a similar portfolio with similar maturity and credit risk characteristics.

Debt securities

Fair values are determined using quoted prices where available or by reference to quoted prices of similar instruments.

Deposits by banks and customer accounts

The fair values of deposits are estimated using discounted cash flow valuation techniques.

Debt securities in issue and subordinated liabilities

Fair values are determined using quoted prices where available or by reference to valuation techniques, adjusting for own credit spreads where appropriate.

13 Financial instruments - maturity analysis

Remaining maturity

The following table shows the residual maturity of financial instruments, based on contractual date of maturity.

	Group								
	2010			2009			2008		
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets									
Cash and balances at central banks	56,997	17	57,014	52,229	32	52,261	12,364	36	12,400
Loans and advances to banks	98,789	1,729	100,518	89,622	2,131	91,753	133,565	4,632	138,197
Loans and advances to customers	199,626	355,634	555,260	227,745	500,648	728,393	338,751	535,971	874,722
Debt securities	42,678	174,802	217,480	69,197	198,057	267,254	69,912	197,637	267,549
Equity shares	—	22,198	22,198	—	19,528	19,528	—	26,330	26,330
Settlement balances	11,605	—	11,605	12,022	11	12,033	17,795	37	17,832
Derivatives	65,639	361,438	427,077	70,537	370,917	441,454	184,278	808,281	992,559
Liabilities									
Deposits by banks	95,241	3,549	98,790	135,641	6,503	142,144	248,896	9,148	258,044
Customer accounts	492,609	18,084	510,693	586,628	27,574	614,202	611,047	28,465	639,512
Debt securities in issue	94,048	124,324	218,372	140,826	126,742	267,568	174,507	125,782	300,289
Settlement balances and short positions	16,981	37,128	54,109	17,952	32,924	50,876	24,448	29,829	54,277
Derivatives	71,306	352,661	423,967	71,625	352,516	424,141	175,908	795,456	971,364
Subordinated liabilities	964	26,089	27,053	2,144	35,508	37,652	3,394	45,760	49,154

	Company								
	2010			2009			2008		
	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m	Less than 12 months £m	More than 12 months £m	Total £m
Assets									
Loans and advances to banks	4,651	14,884	19,535	16,447	14,791	31,238	16,096	10,935	27,031
Loans and advances to customers	3,855	2,834	6,689	—	2,777	2,777	—	—	—
Debt securities	—	1,454	1,454	52	1,234	1,286	—	—	—
Settlement balances	—	—	—	11	—	11	—	—	—
Derivatives	2	1,473	1,475	80	1,089	1,169	221	947	1,168
Liabilities									
Deposits by banks	—	—	—	93	—	93	1,802	—	1,802
Customer accounts	1,029	—	1,029	13,264	—	13,264	26	—	26
Debt securities in issue	1,460	7,282	8,742	4,965	6,823	11,788	7,253	6,926	14,179
Derivatives	25	206	231	53	393	446	227	134	361
Subordinated liabilities	307	7,741	8,048	130	8,632	8,762	424	9,890	10,314

13 Financial instruments - maturity analysis continued

On balance sheet liabilities

The following tables show by contractual maturity, the undiscounted cash flows payable up to a period of 20 years from the balance sheet date, including future payments of interest.

	Group					
2010	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Deposits by banks	43,396	4,417	1,243	304	651	374
Customer accounts	402,457	18,580	8,360	4,651	4,393	2,384
Debt securities in issue	89,583	43,032	31,862	22,569	24,209	6,697
Derivatives held for hedging	608	936	2,103	969	681	253
Subordinated liabilities	2,485	2,611	6,570	8,691	8,672	4,607
Settlement balances and other liabilities	12,423	59	136	177	385	25
	550,952	69,635	50,274	37,361	38,991	14,340
Guarantees and commitments - notional amount						
Guarantees (1)	31,026	—	—	—	—	—
Commitments (2)	266,822	—	—	—	—	—
	297,848	—	—	—	—	—
2009						
Deposits by banks	65,966	15,541	3,934	2,301	632	12
Customer accounts	521,400	15,619	5,944	4,221	8,490	4,392
Debt securities in issue	100,220	49,300	56,869	25,915	27,326	3,819
Derivatives held for hedging	660	1,566	3,232	1,264	1,674	1,508
Subordinated liabilities	1,929	1,892	3,654	4,963	20,157	6,105
Settlement balances and other liabilities	12,048	100	139	104	239	83
	702,223	84,018	73,772	38,768	58,518	15,919
Guarantees and commitments - notional amount						
Guarantees (1)	39,952	—	—	—	—	—
Commitments (2)	291,634	—	—	—	—	—
	331,586	—	—	—	—	—
2008						
Deposits by banks	154,614	14,347	3,345	2,754	2,048	34
Customer accounts	523,268	33,450	6,577	6,337	7,298	5,319
Debt securities in issue	131,714	48,652	40,067	38,223	38,667	5,626
Derivatives held for hedging	394	2,216	2,543	1,334	2,682	1,373
Subordinated liabilities	1,753	4,271	6,824	5,793	24,503	13,030
Settlement balances and other liabilities	13,351	5	12	6	10	6
	825,094	102,941	59,368	54,447	75,208	25,388

Notes:

(1) The Group is only called upon to satisfy a guarantee when the guaranteed party fails to meet its obligations. The Group expects most guarantees it provides to expire unused.

(2) The Group has given commitments to provide funds to customers under undrawn formal facilities, credit lines and other commitments to lend subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

	Company					
2010	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Customer accounts	1,029	—	—	—	—	—
Debt securities in issue	589	1,089	6,436	128	1,248	—
Subordinated liabilities	317	310	1,357	1,873	1,998	3,482
	1,935	1,399	7,793	2,001	3,246	3,482
2009						
Deposits by banks	93	—	—	—	—	—
Customer accounts	964	12,337	—	—	—	—
Debt securities in issue	3,132	2,080	2,732	3,615	1,255	—
Derivatives held for hedging	(5)	(23)	(19)	13	64	—
Subordinated liabilities	106	406	1,146	2,010	2,634	3,923
	4,290	14,800	3,859	5,638	3,953	3,923
2008						
Deposits by banks	116	1,707	—	—	—	—
Debt securities in issue	4,448	3,105	1,334	6,105	—	—
Derivatives held for hedging	186	16	30	1	—	—
Subordinated liabilities	158	458	1,464	1,376	4,241	5,149
	4,908	5,286	2,828	7,482	4,241	5,149

The table above shows the timing of cash outflows to settle financial liabilities, prepared on the following basis:

Financial liabilities are included at the earliest date on which the counterparty can require repayment regardless of whether or not such early repayment results in a penalty. If repayment is triggered by, or is subject to, specific criteria such as market price hurdles being reached, the liability is included at the earliest possible date that the conditions could be fulfilled without considering the probability of the conditions being met. For example, if a structured note is automatically prepaid when an equity index exceeds a certain level, the cash outflow will be included in the less than three months' period whatever the level of the index at the year end. The settlement date of debt securities in issue given by certain securitisation vehicles consolidated by the Group depends on when cash flows are received from the securitised assets. Where these assets are prepayable, the timing of the cash outflow relating to securities assumes that each asset will be prepaid at the earliest possible date.

Liabilities with a contractual maturity of greater than 20 years - the principal amounts of financial liabilities that are repayable after 20 years or where the counterparty has no right to repayment of the principal, are excluded from the table along with interest payments after 20 years.

Held-for-trading assets and liabilities - held-for-trading assets and liabilities amounting to £665.0 billion (assets) and £586.1 billion (liabilities) (2009 - £650.5 billion assets and £568.5 billion liabilities) have been excluded from the table in view of their short term nature.

14 Financial assets - impairments

The following table shows the movement in the provision for impairment losses on loans and advances.

	Group					
	Individually assessed £m	Collectively assessed £m	Latent £m	Total 2010 £m	2009 £m	2008 £m
At 1 January	8,953	5,254	3,076	17,283	11,016	6,452
Transfer to disposal groups	(72)	—	—	(72)	(324)	(767)
Currency translation and other adjustments	(15)	27	31	43	(530)	1,441
Disposal of subsidiaries	(1,344)	(526)	(302)	(2,172)	(65)	(178)
Amounts written-off	(3,323)	(2,719)	—	(6,042)	(6,939)	(3,148)
Recoveries of amounts previously written-off	90	321	—	411	399	319
Charged/(credited) to the income statement – continuing operations	6,195	3,070	(121)	9,144	13,090	6,478
Charged/(credited) to the income statement – discontinued operations	35	41	(34)	42	1,044	613
Unwind of discount	(283)	(172)	—	(455)	(408)	(194)
At 31 December (1)	10,236	5,296	2,650	18,182	17,283	11,016

Notes:
(1) Includes £127 million relating to loans and advances to banks (2009 - £157 million; 2008 - £127 million).
(2) There is no provision for impairment losses in the company.

	Group		
Impairment losses charged to the income statement	2010 £m	2009 £m	2008 £m
Loans and advances to customers	9,157	13,056	6,360
Loans and advances to banks	(13)	34	118
	9,144	13,090	6,478
Debt securities	81	601	858
Equity shares	31	208	103
	112	809	961
	9,256	13,899	7,439

The following tables show an analysis of impaired financial assets.

	Group								
	2010			2009			2008		
	Cost £m	Provision £m	Carrying value £m	Cost £m	Provision £m	Carrying value £m	Cost £m	Provision £m	Carrying value £m
Loans and receivables									
Loans and advances to banks (1)	145	127	18	206	157	49	129	127	2
Loans and advances to customers (2)	35,556	15,405	20,151	34,801	14,050	20,751	19,350	8,945	10,405
	35,701	15,532	20,169	35,007	14,207	20,800	19,479	9,072	10,407

Notes:
(1) Impairment provisions individually assessed.
(2) Impairment provisions individually assessed on balances of £25,492 million (2009 - £24,540 million; 2008 - £11,313 million).

	Group		
	Carrying Value 2010 £m	Carrying Value 2009 £m	Carrying Value 2008 £m
Available-for-sale securities			
Debt securities	580	758	618
Equity shares	43	180	87
Loans and receivables			
Debt securities	230	—	—
	853	938	705

The Group holds collateral in respect of certain loans and advances to banks and customers that are past due or impaired. Such collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower.

The following table shows financial and non-financial assets, recognised on the Group's balance sheet, obtained during the year by taking possession of collateral or calling on other credit enhancements.

	Group		
	2010 £m	2009 £m	2008 £m
Residential property	47	52	41
Other property	139	110	6
Cash	127	283	59
Other assets	28	42	30
	341	487	136

In general, the Group seeks to dispose of property and other assets not readily convertible into cash, obtained by taking possession of collateral, as rapidly as the market for the individual asset permits.

Loans that have been renegotiated in the past 12 months that would otherwise have been past due or impaired amounted to £5,758 million at 31 December 2010 (2009 - £2,698 million; 2008 - £2,637 million).

15 Derivatives

Companies in the Group transact derivatives as principal either as a trading activity or to manage balance sheet foreign exchange, interest rate and credit risk.

The Group enters into fair value hedges, cash flow hedges and hedges of net investments in foreign operations. The majority of the Group's interest rate hedges relate to the management of the Group's non-trading interest rate risk. The Group manages this risk within approved limits. Residual risk positions are hedged with derivatives principally interest rate swaps. Suitable larger ticket financial instruments are fair value hedged; the remaining exposure, where possible, is hedged by derivatives documented as cash flow hedges and qualifying for hedge accounting. The majority of the Group's fair value hedges involve interest rate swaps hedging the interest rate risk in recognised financial assets and financial liabilities. Cash flow hedges relate to exposures to the variability in future interest payments and receipts on forecast transactions and on recognised financial assets and financial liabilities. The Group hedges its net investments in foreign operations with currency borrowings and forward foreign exchange contracts.

For cash flow hedge relationships of interest rate risk, the hedged items are actual and forecast variable interest rate cash flows arising from financial assets and financial liabilities with interest rates linked to LIBOR, EURIBOR or the Bank of England Official Bank Rate. The financial assets are customer loans and the financial liabilities are customer deposits and LIBOR linked medium-term notes and other issued securities. As at 31 December 2010, variable rate financial assets of £41.7 billion and variable rate financial liabilities of £11.4 billion were hedged in such cash flow hedge relationships.

For cash flow hedging relationships, the initial and ongoing prospective effectiveness is assessed by comparing movements in the fair value of the expected highly probable forecast interest cash flows with movements in the fair value of the expected changes in cash flows from the hedging interest rate swap or by comparing the respective changes in the price value of a basis point. Prospective effectiveness is measured on a cumulative basis i.e. over the entire life of the hedge relationship. The method of calculating hedge ineffectiveness is the hypothetical derivative method. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the cash flows and actual movements in the fair value of the hedged cash flows from the interest rate swap over the life to date of the hedging relationship.

For fair value hedge relationships of interest rate risk, the hedged items are typically large corporate fixed-rate loans, fixed rate finance leases, fixed rate medium-term notes or preference shares classified as debt. At 31 December 2010, fixed rate financial assets of £48.8 billion and fixed rate financial liabilities of £63.9 billion were hedged by interest rate swaps in fair value hedge relationships.

The initial and ongoing prospective effectiveness of fair value hedge relationships is assessed on a cumulative basis by comparing movements in the fair value of the hedged item attributable to the hedged risk with changes in the fair value of the hedging interest rate swap or by comparing the respective changes in the price value of a basis point. Retrospective effectiveness is assessed by comparing the actual movements in the fair value of the hedged items attributable to the hedged risk with actual movements in the fair value of the hedging derivative over the life to date of the hedging relationship.

15 Derivatives continued

The following table shows the notional amounts and fair values of the Group's derivatives.

	Group								
	2010			2009			2008		
	Notional amount £bn	Assets £m	Liabilities £m	Notional amount £bn	Assets £m	Liabilities £m	Notional amount £bn	Assets £m	Liabilities £m
Exchange rate contracts									
Spot, forwards and futures	2,807	39,859	41,424	2,004	26,744	24,898	2,316	83,065	83,568
Currency swaps	1,000	28,696	34,328	922	25,883	23,466	1,074	53,398	54,728
Options purchased	503	14,698	—	440	16,656	—	616	36,762	—
Options written	544	—	13,623	476	—	15,555	668	—	35,017
Interest rate contracts									
Interest rate swaps	29,792	251,312	243,807	30,956	265,528	253,793	37,901	548,040	532,180
Options purchased	2,619	57,359	—	3,180	55,976	—	5,673	99,192	—
Options written	2,731	—	54,141	2,539	—	55,589	3,775	—	102,216
Futures and forwards	4,618	3,060	1,261	6,555	2,088	2,033	8,555	7,600	6,620
Credit derivatives	1,357	26,872	25,344	1,621	41,748	39,127	2,208	142,366	132,734
Equity and commodity contracts	179	5,221	10,039	188	6,831	9,680	622	22,136	24,301
		427,077	423,967		441,454	424,141		992,559	971,364

Certain derivative asset and liability balances with the London Clearing House, which meet the offset criteria in IAS 32 'Financial Instruments: Presentation', are shown net.

Included above are derivatives held for hedging purposes as follows:

	2010		2009		2008	
	Assets £m	Liabilities £m	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedging						
Exchange rate contracts	—	—	160	38	1,257	1,412
Interest rate contracts	2,496	3,767	2,672	3,292	2,944	3,330
Cash flow hedging						
Exchange rate contracts	—	—	2	7	2	90
Interest rate contracts	2,903	995	1,753	3,080	2,503	2,834
Commodity contracts	—	—	—	—	39	14
Net investment hedging						
Exchange rate contracts	30	102	10	90	114	596

Hedge ineffectiveness recognised in other operating income comprised:

	2010 £m	2009 £m	2008 £m
Fair value hedging			
Gains/(losses) on the hedged items attributable to the hedged risk	343	512	(965)
(Losses)/gains on the hedging instruments	(405)	(455)	884
Fair value ineffectiveness	(62)	57	(81)
Cash flow hedging ineffectiveness	(37)	14	(16)
	(99)	71	(97)

The following tables show, for the Group, when the hedged cash flows are expected to occur and when they will affect income for designated cash flow hedges.

	Group								
2010	0-1 years £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	5-10 years £m	10-20 years £m	Over 20 years £m	Total £m
Hedged forecast cash flows expected to occur									
Forecast receivable cash flows	280	254	219	161	120	169	30	—	1,233
Forecast payable cash flows	(47)	(41)	(33)	(30)	(30)	(137)	(176)	(54)	(548)
Hedged forecast cash flows affect on profit or loss									
Forecast receivable cash flows	281	250	214	157	112	161	28	—	1,203
Forecast payable cash flows	(46)	(41)	(33)	(30)	(29)	(137)	(175)	(54)	(545)
2009									
Hedged forecast cash flows expected to occur									
Forecast receivable cash flows	504	466	423	267	163	379	141	—	2,343
Forecast payable cash flows	(554)	(521)	(416)	(350)	(299)	(990)	(819)	(167)	(4,116)
Hedged forecast cash flows affect on profit or loss									
Forecast receivable cash flows	503	467	422	255	163	371	141	—	2,322
Forecast payable cash flows	(554)	(518)	(409)	(346)	(296)	(978)	(818)	(167)	(4,086)
2008									
Hedged forecast cash flows expected to occur									
Forecast receivable cash flows	985	779	667	554	423	1,323	407	45	5,183
Forecast payable cash flows	(1,732)	(1,614)	(1,390)	(1,059)	(890)	(2,880)	(1,397)	(257)	(11,219)
Hedged forecast cash flows affect on profit or loss									
Forecast receivable cash flows	871	758	659	548	421	1,284	397	40	4,978
Forecast payable cash flows	(1,701)	(1,576)	(1,323)	(1,023)	(878)	(2,771)	(1,337)	(128)	(10,737)

The following table shows the notional amounts and fair values of the company's derivatives.

	Company								
	2010			2009			2008		
	Notional amount £bn	Assets £m	Liabilities £m	Notional amount £bn	Assets £m	Liabilities £m	Notional amount £bn	Assets £m	Liabilities £m
Exchange rate contracts	6	1,195	231	10	875	422	7	792	353
Interest rate contracts	4	280	—	4	294	24	5	376	8
		1,475	231		1,169	446		1,168	361

Included above are derivatives held for hedging purposes as follows:

	2010		2009		2008	
Fair value hedging	Assets £m	Liabilities £m	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Exchange rate contracts	—	—	—	—	—	225
Interest rate contracts	252	—	239	14	193	—

16 Debt securities

	Group							
2010	UK central and local government £m	US central and local government £m	Other central and local government £m	Banks and building societies £m	Asset backed securities (1) £m	Corporate £m	Other (2) £m	Total £m
Held-for-trading	5,097	15,956	43,224	5,778	21,988	6,590	236	98,869
Designated as at fair value	1	—	262	3	119	16	1	402
Available-for-sale	8,377	17,890	33,122	7,198	42,515	2,011	17	111,130
Loans and receivables	11	—	—	15	6,203	848	2	7,079
	13,486	33,846	76,608	12,994	70,825	9,465	256	217,480
Available-for-sale								
Gross unrealised gains	349	341	700	60	1,057	87	1	2,595
Gross unrealised losses	(10)	(1)	(618)	(32)	(3,396)	(37)	(3)	(4,097)
2009								
Held-for-trading	8,128	10,427	50,219	6,103	28,820	6,892	893	111,482
Designated as at fair value	122	3	402	483	394	1,178	21	2,603
Available-for-sale	19,071	12,972	45,512	11,210	51,044	3,365	124	143,298
Loans and receivables	1	—	—	—	7,924	1,853	93	9,871
	27,322	23,402	96,133	17,796	88,182	13,288	1,131	267,254
Available-for-sale								
Gross unrealised gains	109	213	1,062	148	783	90	7	2,412
Gross unrealised losses	(60)	(89)	(266)	(119)	(3,314)	(56)	(6)	(3,910)
2008								
Held-for-trading	5,372	9,859	37,519	11,021	39,879	11,057	1,573	116,280
Designated as at fair value	2,085	510	472	89	236	1,580	456	5,428
Available-for-sale	11,330	6,152	32,480	13,139	62,067	5,400	2,288	132,856
Loans and receivables	—	—	—	114	8,961	3,749	161	12,985
	18,787	16,521	70,471	24,363	111,143	21,786	4,478	267,549
Available-for-sale								
Gross unrealised gains	41	41	1,104	1,372	1,238	332	266	4,394
Gross unrealised losses	—	(166)	(3,457)	(168)	(3,533)	(426)	(80)	(7,830)

Notes:
(1) Includes securities issued by US federal agencies and government sponsored entities, and covered bonds.
(2) Includes securities, other than asset-backed securities, issued by US federal agencies and government sponsored entities.
(3) During 2009, the Group reclassified debt securities from the held-for-trading category into the loans and receivables category and in 2008 from the held-for-trading and available-for-sale categories into the loans and receivables category and from the held-for-trading category into the available-for-sale category (see pages 306 to 309).

Gross gains of £635 million (2009 - £1,155 million; 2008 - £880 million) and gross losses of £159 million (2009 - £1,255 million; 2008 - £838 million) were realised on the sale of available-for-sale securities.

The company holds debt securities issued by a Group undertaking of £1,454 million (2009 - £1,286 million; 2008 - nil) classified as loans and receivables.

The following table analyses by issuer, the Group's available-for-sale debt securities and the related yield (based on weighted averages), by remaining maturity.

2010	Within 1 year Amount £m	Within 1 year Yield %	After 1 but within 5 years Amount £m	After 1 but within 5 years Yield %	After 5 but within 10 years Amount £m	After 5 but within 10 years Yield %	After 10 years Amount £m	After 10 years Yield %	Total Amount £m	Total Yield %
UK central and local governments	851	1.4	2,525	2.8	3,333	3.9	1,668	4.2	8,377	3.4
US central and local governments	363	0.4	6,806	1.5	10,698	3.3	23	5.1	17,890	2.6
Other central and local governments	10,235	2.2	10,960	3.2	8,878	3.3	3,049	4.0	33,122	3.0
Bank and building societies	2,756	3.6	4,020	2.8	408	4.6	14	2.8	7,198	3.2
Asset backed securities (1)	2,688	2.5	14,628	1.9	10,058	2.3	15,141	2.7	42,515	2.3
Corporates	366	2.7	1,034	3.9	544	4.9	67	4.8	2,011	4.0
Other (2)	4	1.6	12	—	—	—	1	—	17	0.3
	17,263	2.4	39,985	2.4	33,919	3.1	19,963	3.0	111,130	2.7

Notes:
(1) Includes securities issued by US federal agencies and government sponsored entities.
(2) Includes securities, other than asset-backed securities, issued by US federal agencies and government sponsored entities.

17 Equity shares

	Group								
	2010			2009			2008		
	Listed £m	Unlisted £m	Total £m	Listed £m	Unlisted £m	Total £m	Listed £m	Unlisted £m	Total £m
Held-for-trading	19,110	76	19,186	14,394	49	14,443	15,894	1,160	17,054
Designated as at fair value through profit or loss	282	731	1,013	1,548	644	2,192	1,340	761	2,101
Available-for-sale	650	1,349	1,999	937	1,956	2,893	4,882	2,293	7,175
	20,042	2,156	22,198	16,879	2,649	19,528	22,116	4,214	26,330
Available-for-sale									
Gross unrealised gains	67	232	299	293	312	605	1,505	172	1,677
Gross unrealised losses	(17)	(145)	(162)	(14)	(68)	(82)	(225)	(103)	(328)

Gross gains of £83 million (2009 - £385 million; 2008 - £181 million) and gross losses of £63 million (2009 - £123 million; 2008 - £59 million) were realised on the sale of available-for-sale equity shares.

Dividend income from available-for-sale equity shares was £69 million (2009 - £78 million; 2008 - £276 million).

Unquoted equity investments whose fair value cannot be reliably measured are carried at cost and classified as available-for-sale financial assets. They include capital stock (redeemable at cost) in the Federal Home Loan Bank and the Federal Reserve Bank of £0.8 billion (2009 - £0.8 billion; 2008 - £0.9 billion) that the Group's banking subsidiaries in the US are required to hold; and a number of individually small shareholdings in unlisted companies.

Disposals in the year generated losses of £2 million (2009 - £21 million; 2008 - nil).

18 Investments in Group undertakings

Investments in Group undertakings are carried at cost less impairment. Movements during the year were as follows:

	Company		
	2010 £m	2009 £m	2008 £m
At 1 January	64,766	42,196	43,542
Currency translation and other adjustments	(49)	(566)	2,839
Additional investments in Group undertakings	1,884	36,202	10,323
Additions	—	—	26
Redemption of investments in Group undertakings	(12,346)	(7,908)	—
Disposals	(6)	(19)	(213)
Impairment of investments	(5,124)	(5,139)	(14,321)
At 31 December	49,125	64,766	42,196

The principal subsidiary undertakings of the company are shown below. Their capital consists of ordinary and preference shares which are unlisted with the exception of certain preference shares issued by NatWest and RBS Holdings N.V.

The Royal Bank of Scotland plc, RBS Insurance Group Limited and RFS Holdings B.V. are directly owned by the company, and all of the other subsidiary undertakings are owned directly, or indirectly through intermediate holding companies, by these companies. All of these subsidiaries are included in the Group's consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operation	Group interest
The Royal Bank of Scotland plc	Banking	Great Britain	100%
National Westminster Bank Plc (1)	Banking	Great Britain	100%
Citizens Financial Group, Inc.	Banking	US	100%
Coutts & Company (2)	Private banking	Great Britain	100%
RBS Securities Inc.	Broker dealer	US	100%
RBS Insurance Group Limited	Insurance	Great Britain	100%
Ulster Bank Limited (3)	Banking	Northern Ireland	100%
RBS Holdings N.V. (4)	Banking	The Netherlands	98%

Notes:
(1) The company does not hold any of the NatWest preference shares in issue.
(2) Coutts & Company is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.
(3) Ulster Bank Limited and its subsidiaries also operate in the Republic of Ireland.
(4) RFS Holdings B.V. (RFS) owns 100% of the outstanding shares of RBS Holdings N.V. (ABN AMRO Holding N.V. prior to 1 April 2010). Until 31 December 2010, the company owned 38% of RFS; the balance of shares were held by the State of the Netherlands, successor to Fortis N.V., Fortis SA/NV, and Banco Santander S.A. (the consortium members). Although the company did not control a majority of the voting rights in RFS, through the terms of the Consortium and Shareholders' Agreement and RFS's Articles of Association, it controlled the board of RFS and RFS is a subsidiary of the company. RFS Holdings has substantially completed the separation of the business units of ABN AMRO Holding N.V. As part of this reorganisation, on 6 February 2010, the businesses of ABN AMRO Holding N.V. acquired by the Dutch State were legally demerged from the ABN AMRO Holding N.V. businesses acquired by the Group and were transferred into a newly established holding company, ABN AMRO Bank N.V. (save for certain assets and liabilities acquired by the Dutch State that were not part of the legal separation and which will be transferred to the Dutch State as soon as possible). Legal separation of ABN AMRO Bank N.V. occurred on 1 April 2010, with the shares in that entity being transferred by RBS Holdings N.V. to a holding company called ABN AMRO Group N.V., which is owned by the Dutch State. Following legal separation, RBS Holdings N.V. has one direct subsidiary, The Royal Bank of Scotland N.V. (RBS N.V.), a fully operational bank within the Group. RBS N.V. is independently rated and regulated by the Dutch Central Bank. On 31 December 2010, the shareholdings of RFS were amended such that approximately 98% of its issued share capital is now held by the company with the remainder owned by the State of the Netherlands and Banco Santander S.A. Certain assets within RBS N.V. continue to be shared by the Consortium Members. On the division of an entity by demerger, Dutch law establishes a cross liability between surviving entities in respect of the creditors at the time of the demerger. RBS N.V.'s cross liability is limited by law to the lower of its equity and the debts of ABN AMRO Bank N.V. on 1 April 2010. The likelihood of any cross liability crystallising is considered remote.

The above information is provided in relation to the principal related undertakings as permitted by Section 410(2) of the Companies Act 2006. Full information on all related undertakings is included in the Annual Return delivered to the Registrar of Companies for Scotland.

19 Intangible assets

2010	Group Goodwill £m	Core deposit intangibles £m	Other purchased intangibles £m	Internally generated software £m	Total £m
Cost					
At 1 January 2010	42,643	2,553	4,139	4,815	54,150
Currency translation and other adjustments	(374)	(59)	(63)	(21)	(517)
Additions	—	—	46	742	788
Disposal of subsidiaries	(15,130)	(1,882)	(1,664)	(544)	(19,220)
Disposals and write-off of fully amortised assets	—	—	—	(417)	(417)
At 31 December 2010	27,139	612	2,458	4,575	34,784
Accumulated amortisation and impairment					
At 1 January 2010	28,379	1,562	2,577	3,785	36,303
Currency translation and other adjustments	(510)	(29)	(31)	(24)	(594)
Disposal of subsidiaries	(13,268)	(1,139)	(1,027)	(304)	(15,738)
Disposals and write-off of fully amortised assets	—	—	—	(391)	(391)
Charge for the year - continuing operations	—	68	301	353	722
Charge for the year - discontinued operations	—	—	2	22	24
Write down of goodwill and other intangible assets	10	—	—	—	10
At 31 December 2010	14,611	462	1,822	3,441	20,336
Net book value at 31 December 2010	12,528	150	636	1,134	14,448
2009					
Cost					
At 1 January 2009	45,624	2,780	4,367	4,524	57,295
Transfers to disposal groups	(238)	—	—	—	(238)
Currency translation and other adjustments	(2,743)	(225)	(281)	(65)	(3,314)
Additions	—	—	53	559	612
Disposal of subsidiaries	—	—	—	(16)	(16)
Disposals and write-off of fully amortised assets	—	(2)	—	(187)	(189)
At 31 December 2009	42,643	2,553	4,139	4,815	54,150
Accumulated amortisation and impairment					
At 1 January 2009	30,062	1,407	2,369	3,408	37,246
Currency translation and other adjustments	(2,046)	(106)	(137)	(58)	(2,347)
Disposal of subsidiaries	—	—	—	(13)	(13)
Disposals and write-off of fully amortised assets	—	(1)	—	(138)	(139)
Charge for the year - continuing operations	—	89	183	467	739
Charge for the year - discontinued operations	—	173	162	119	454
Write down of goodwill and other intangible assets	363	—	—	—	363
At 31 December 2009	28,379	1,562	2,577	3,785	36,303
Net book value at 31 December 2009	14,264	991	1,562	1,030	17,847

19 Intangible assets continued

	Group				
2008	Goodwill £m	Core deposit intangibles £m	Other purchased intangibles £m	Internally generated software £m	Total £m
Cost					
At 1 January 2008	42,953	2,344	3,489	3,882	52,668
Transfers to disposal groups	(3,692)	(240)	(105)	(146)	(4,183)
Currency translation and other adjustments	8,905	680	961	214	10,760
Acquisition of subsidiaries	524	—	—	—	524
Additions	—	—	23	602	625
Disposal of subsidiaries	(3,066)	—	—	(7)	(3,073)
Disposals and write-off of fully amortised assets	—	(4)	(1)	(21)	(26)
At 31 December 2008	45,624	2,780	4,367	4,524	57,295
Accumulated amortisation and impairment					
At 1 January 2008	—	238	223	2,291	2,752
Transfer to disposal groups	—	—	—	(37)	(37)
Currency translation and other adjustments	—	150	210	69	429
Disposals and write-off of fully amortised assets	—	(3)	(1)	(19)	(23)
Charge for the year - continuing operations	—	89	301	581	971
Charge for the year - discontinued operations	—	248	281	70	599
Write down of goodwill and other intangible assets - continuing operations	15,524	—	927	434	16,885
Write down of goodwill and other intangible assets - discontinued operations	14,538	685	428	19	15,670
At 31 December 2008	30,062	1,407	2,369	3,408	37,246
Net book value at 31 December 2008	15,562	1,373	1,998	1,116	20,049

Goodwill analysed by operating segment is shown in Note 40.

Impairment review

The Group's goodwill acquired in business combinations is reviewed annually at 30 September for impairment by comparing the recoverable amount of each cash generating unit (CGU) to which goodwill has been allocated with its carrying value.

The CGUs of the Group, excluding RFS Holdings minority interest, where the goodwill is significant, principally arose on the acquisitions of NatWest, ABN AMRO, Charter One and Churchill and are as follows:

	Recoverable amount based on	Goodwill at 30 September 2010 £m	Goodwill at 30 September 2009 £m
UK Retail	Value in use	2,697	2,697
UK Corporate	Value in use	2,693	2,693
Wealth	Value in use	611	611
Global Transaction Services	Value in use	2,376	2,749
US Retail & Commercial	Value in use	2,811	2,761
RBS Insurance	Value in use	935	935

	Recoverable amount based on	Goodwill prior to write down £m	Write down £m	Goodwill at 31 December 2008 £m
UK Retail & Commercial Banking	Value in use	6,009	—	6,009
Global Banking & Markets	Value in use	8,946	(8,946)	—
Global Transaction Services	Value in use	3,121	—	3,121
Europe & Middle East Retail & Commercial Banking	Value in use	1,201	(1,201)	—
Asia Retail & Commercial Banking	Value in use	970	(863)	107
US Retail & Commercial Banking	Value in use	7,405	(4,382)	3,023
RBS Insurance	Value in use	935	—	935

Impairment testing involves the comparison of the carrying value of a CGU or group of CGUs with its recoverable amount. The recoverable amount is the higher of the unit's fair value and its value in use. Value in use is the present value of expected future cash flows from the CGU or group of CGUs. Fair value is the amount obtainable for the sale of the CGU in an arm's length transaction between knowledgeable, willing parties.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of CGUs; and the valuation of the separable assets of each business whose goodwill is being reviewed. Sensitivity to the variables more significant to each assessment are presented below.

The recoverable amounts for all CGUs at 30 September 2010 were based on the value in use test, using management's latest five-year forecasts. The long-term growth rates have been based on respective country GDP rates adjusted for inflation. The risk discount rates are based on observable market long-term government bond yields and average industry betas adjusted for an appropriate risk premium based on independent analysis.

The recoverable amount of UK Retail, based on a 3% (2009 - 4%) terminal growth rate and 15.7% (2009 - 14.6%) pre tax discount rate, exceeded the carrying amount by £6.9 billion (2009 - £0.7 billion). A 1% change in the discount rate or the terminal growth rate would change the recoverable amount by approximately £1.5 billion (2009 - £0.9 billion) and £0.9 billion (2009 - £0.5 billion) respectively. In addition, a 5% change in the forecast pre tax earnings would change the recoverable amount by approximately £0.9 billion (2009 - £0.4 billion).

The recoverable amount of UK Corporate, based on 3% (2009 - 4%) terminal growth rate and a 15.6% (2009 - 15.1%) pre tax discount rate, exceeded its carrying value by £5.3 billion (2009 - £6.1 billion). A 1% change in the discount rate or the terminal growth rate would change the recoverable amount by approximately £1.6 billion (2009 - £1.4 billion) and £0.9 billion (2009 - £0.9 billion) respectively. In addition, a 5% change in the forecast pre tax earnings would change the recoverable amount by approximately £1.0 billion (2009 - £0.8 billion).

The recoverable amount of Wealth, based on a 3% (2009 - 4%) terminal growth rate and a 12.0% (2009 - 15.3%) pre tax discount rate, exceeded its carrying value by more than 100% and was insensitive to a reasonably possible change in key assumptions.

The recoverable amount of Global Transaction Services, based on a 3% (2009 - 3%) terminal growth rate and a 12.8% (2009 - 16.7%) pre tax discount rate, exceeded its carrying value by more than 100% (2009 - 100%) and was insensitive to a reasonably possible change in key assumptions.

The recoverable amount of US Retail & Commercial, based on a 5% (2009 - 5%) terminal growth rate and a 14.9% (2009 - 14.8%) pre tax discount rate, exceeded its carrying value by £1.6 billion (2009 - £2.1 billion). A 1% change in the discount rate or the terminal growth rate would change the recoverable amount by approximately £1.6 billion (2009 - £1.0 billion) and £0.8 billion (2009 - £0.8 billion) respectively. In addition, a 5% change in the forecast pre tax earnings would change the recoverable amount by approximately £0.7 billion (2009 - £0.7 billion).

The recoverable amount of RBS Insurance, based on a 3% (2009 - 3%) terminal growth rate and a 13.1% (2009 - 13.9%) pre tax discount rate, exceeded the carrying amount by over £2.4 billion (2009 - £3.0 billion) and was insensitive to a reasonably possible change in key assumptions.

In 2008, the recoverable amounts for all CGUs were based on value in use tests. Goodwill write downs were recorded in Global Banking & Markets, US Retail & Commercial, Europe & Middle East Retail & Commercial Banking and Asia Retail & Commercial Banking divisions. In addition, an impairment charge of £14.5 billion was recorded in respect of goodwill attributable to the State of Netherlands minority interest arising on the acquisition of ABN AMRO.

20 Property, plant and equipment

2010	Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Operating lease assets £m	Total £m
	Group						
Cost or valuation							
At 1 January 2010	4,883	4,098	214	1,803	4,282	9,558	24,838
Currency translation and other adjustments	—	31	2	81	227	231	572
Disposal of subsidiaries	—	(1,118)	—	(104)	(372)	(369)	(1,963)
Reclassifications	—	(104)	76	15	13	—	—
Additions	511	103	5	137	411	1,178	2,345
Expenditure on investment properties	2	—	—	—	—	—	2
Change in fair value of investment properties	(405)	—	—	—	—	—	(405)
Disposals and write-off of fully depreciated assets	(821)	(72)	(6)	(100)	(322)	(1,363)	(2,684)
At 31 December 2010	4,170	2,938	291	1,832	4,239	9,235	22,705
Accumulated impairment, depreciation and amortisation							
At 1 January 2010	—	553	87	641	2,396	1,764	5,441
Currency translation and other adjustments	—	62	1	75	199	17	354
Disposal of subsidiaries	—	(24)	—	(30)	(197)	(141)	(392)
Reclassifications	—	(17)	17	—	—	—	—
Write down of property, plant and equipment	—	32	4	1	4	—	41
Disposals and write-off of fully depreciated assets	—	(10)	(2)	(48)	(261)	(435)	(756)
Charge for the year - continuing operations	—	106	11	148	536	627	1,428
Charge for the year - discontinued operations	—	—	—	6	23	17	46
At 31 December 2010	—	702	118	793	2,700	1,849	6,162
Net book value at 31 December 2010	4,170	2,236	173	1,039	1,539	7,386	16,543
2009							
Cost or valuation							
At 1 January 2009	3,868	4,032	224	1,867	4,168	9,334	23,493
Transfers to disposal groups	—	(32)	—	(62)	(80)	—	(174)
Currency translation and other adjustments	(85)	(134)	—	(65)	(131)	(561)	(976)
Disposal of subsidiaries	—	(15)	—	—	(19)	—	(34)
Reclassifications	1	18	1	(34)	14	—	—
Additions	1,634	304	8	153	750	2,241	5,090
Expenditure on investment properties	8	—	—	—	—	—	8
Change in fair value of investment properties	(117)	—	—	—	—	—	(117)
Disposals and write-off of fully depreciated assets	(426)	(75)	(19)	(56)	(420)	(1,456)	(2,452)
At 31 December 2009	4,883	4,098	214	1,803	4,282	9,558	24,838
Accumulated impairment, depreciation and amortisation							
At 1 January 2009	—	422	79	492	1,916	1,635	4,544
Transfers to disposal groups	—	—	—	(7)	(31)	—	(38)
Currency translation and other adjustments	—	(1)	—	(11)	(48)	(69)	(129)
Disposal of subsidiaries	—	(1)	—	—	(14)	—	(15)
Write down of property, plant and equipment	—	5	—	5	—	—	10
Disposals and write-off of fully depreciated assets	—	—	—	(2)	(126)	(419)	(547)
Charge for the year - continuing operations	—	92	8	142	621	564	1,427
Charge for the year - discontinued operations	—	36	—	22	78	53	189
At 31 December 2009	—	553	87	641	2,396	1,764	5,441
Net book value at 31 December 2009	4,883	3,545	127	1,162	1,886	7,794	19,397

2008	Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Operating lease assets £m	Total £m
	Group						
Cost or valuation							
At 1 January 2008	3,431	3,645	215	1,688	3,929	11,437	24,345
Transfer to disposal groups	—	(262)	—	(188)	(349)	—	(799)
Currency translation and other adjustments	320	452	5	149	436	1,313	2,675
Acquisition of subsidiaries	—	—	—	30	31	—	61
Disposal of subsidiaries	—	—	—	(2)	(57)	(5,015)	(5,074)
Reclassifications	—	(176)	—	197	(14)	(7)	—
Additions	417	486	22	61	837	3,794	5,617
Expenditure on investment properties	8	—	—	—	—	—	8
Change in fair value of investment properties	(86)	—	—	—	—	—	(86)
Disposals and write-off of fully depreciated assets	(222)	(113)	(18)	(68)	(645)	(2,188)	(3,254)
At 31 December 2008	3,868	4,032	224	1,867	4,168	9,334	23,493
Accumulated depreciation and amortisation							
At 1 January 2008	—	391	74	436	1,952	2,747	5,600
Transfers to disposal groups	—	(60)	—	(91)	(243)	—	(394)
Currency translation and other adjustments	—	(9)	1	9	148	202	351
Disposal of subsidiaries	—	—	—	(1)	(39)	(1,447)	(1,487)
Reclassifications	—	17	(2)	1	(9)	(7)	—
Write down of property, plant and equipment	—	19	—	—	7	—	26
Disposals and write-off of fully depreciated assets	—	(22)	—	(31)	(539)	(544)	(1,136)
Charge for the year - continuing operations	—	86	6	139	534	641	1,406
Charge for the year - discontinued operations	—	—	—	30	105	43	178
At 31 December 2008	—	422	79	492	1,916	1,635	4,544
Net book value at 31 December 2008	3,868	3,610	145	1,375	2,252	7,699	18,949

Investment properties are valued to reflect fair value, that is, the market value of the Group's interest at the reporting date excluding any special terms or circumstances relating to the use or financing of the property and transaction costs that would be incurred in making a sale. Observed market data such as rental yield, replacement cost and useful life, reflect relatively few transactions involving property that is not necessarily identical to property owned by the Group.

Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The valuation as at 31 December 2010 for a significant majority of the Group's investment properties was undertaken with the support of external valuers.

The fair value of investment properties includes £248 million of depreciation since purchase (2009 - £84 million appreciation; 2008 - £172 million appreciation).

Rental income from investment properties was £279 million (2009 - £233 million; 2008 - £257 million). Direct operating expenses of investment properties were £42 million (2009 - £16 million; 2008 - £22 million).

Property, plant and equipment, excluding investment properties, include £298 million (2009 - £213 million; 2008 - £1,132 million) assets in the course of construction.

Freehold and long leasehold properties with a net book value of £2 million (2009 - £5 million; 2008 - nil) were sold subject to operating leases.

21 Prepayments, accrued income and other assets

	Group			Company		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Prepayments	1,529	1,872	1,949	—	—	—
Accrued income	1,186	897	1,206	—	—	—
Deferred expenses	568	596	709	—	—	—
Pension schemes in net surplus	105	58	36	—	—	—
Other assets	9,188	17,562	20,502	28	43	489
	12,576	20,985	24,402	28	43	489

22 Discontinued operations and assets and liabilities of disposal groups

(a) Loss from discontinued operations, net of tax

	2010 £m	2009 £m	2008 £m
Discontinued operations			
Total income	1,433	5,664	7,709
Operating expenses	(803)	(4,061)	(20,544)
Insurance net claims	(161)	(500)	(513)
Impairment losses	(42)	(1,051)	(1,197)
Profit/(loss) before tax	427	52	(14,545)
Gain on disposal before recycling of reserves	113	—	3,859
Recycled reserves	(1,076)	—	—
Operating (loss)/profit before tax	(536)	52	(10,686)
Tax on profit/(loss)	(92)	(58)	(48)
Tax on gain on disposal	—	—	(33)
Loss after tax	(628)	(6)	(10,767)
Businesses acquired exclusively with a view to disposal			
Loss after tax	(5)	(99)	(251)
Loss from discontinued operations, net of tax	(633)	(105)	(11,018)

Discontinued operations reflect the results of the State of the Netherlands and Santander in RFS Holdings B.V., following the legal separation of ABN AMRO Bank N.V. on 1 April 2010. Consortium partners' results are classified as discontinued operations and prior years have been re-presented accordingly. Discontinued operations in 2008 also reflect the results of Banco Real sold to Santander on 24 July 2008.

Businesses acquired exclusively with a view to disposal comprise those ABN AMRO businesses, including Banca Antonveneta, Asset Management and Private Equity, classified as disposal groups on the acquisition of ABN AMRO on 17 October 2007. The Asset Management business was sold to Fortis on 3 April 2008. Banca Antonveneta, excluding its subsidiary Interbanca, was sold to Banca Monte dei Paschi di Siena S.p.A. on 30 May 2008.

(b) Cash flows attributable to discontinued operations

Included within the Group's cash flows are the following amounts attributable to discontinued operations:

	2010 £m	2009 £m	2008 £m
Net cash flows from operating activities	2,528	(542)	(7,497)
Net cash flows from investing activities	400	(264)	7,654
Net cash flows from financing activities	129	1,020	3,333
Net increase/(decrease) in cash and cash equivalents	3,062	(402)	4,946

(c) Assets and liabilities of disposal groups

	Sempra £m	Other £m	2010 £m	2009 £m	2008 £m
Assets of disposal groups					
Cash and balances at central banks	—	184	184	129	—
Loans and advances to banks	629	22	651	388	—
Loans and advances to customers	440	4,573	5,013	3,216	—
Debt securities and equity shares	17	3	20	904	—
Derivatives	4,768	380	5,148	6,361	—
Intangible assets	—	—	—	238	—
Settlement balances	555	—	555	1,579	—
Property, plant and equipment	18	—	18	136	66
Other assets	260	444	704	5,417	—
Discontinued operations and other disposal groups	6,687	5,606	12,293	18,368	66
Assets acquired exclusively with a view to disposal	—	191	191	174	1,515
	6,687	5,797	12,484	18,542	1,581
Liabilities of disposal groups					
Deposits by banks	266	—	266	618	—
Customer accounts	352	1,915	2,267	8,907	—
Derivatives	5,021	21	5,042	6,683	—
Settlement balances	907	—	907	950	—
Subordinated liabilities	—	—	—	6	—
Other liabilities	393	532	925	1,675	—
Discontinued operations and other disposal groups	6,939	2,468	9,407	18,839	—
Liabilities acquired exclusively with a view to disposal	—	21	21	51	859
	6,939	2,489	9,428	18,890	859

To comply with EC State Aid requirements, the Group has agreed to make a series of divestments within four years from December 2009. During 2010, the Group successfully completed the disposal of 80.01% of Global Merchant Services and substantially all of the RBS Sempra Commodities JV. Certain contracts of the RBS Sempra Commodities JV business were sold in risk transfer transactions prior to being novated to the purchaser and they comprise substantially all of its residual assets and liabilities. RBS Sempra Commodities JV was the only significant divestment that met the criteria for classification as a disposal group at 31 December 2010.

The other assets and liabilities classified as disposal groups include the project finance assets to be sold to The Bank of Tokyo-Mitsubishi UFJ, Ltd, and certain Non-Core interests in Latin America, Europe and the Middle East.

23 Short positions

	Group		
	2010 £m	2009 £m	2008 £m
Debt securities			
- Government	34,506	26,647	32,519
- Other issuers	6,510	10,871	6,374
Equity shares	2,102	2,945	3,643
	43,118	40,463	42,536

Note:
(1) All short positions are classified as held-for-trading.

24 Accruals, deferred income and other liabilities

	Group			Company		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Notes in circulation	1,793	1,889	1,619	—	—	—
Current tax	723	429	585	114	169	—
Accruals	6,773	7,429	7,531	3	3	3
Deferred income	4,766	5,818	7,640	2	3	4
Other liabilities (1)	9,034	14,762	14,107	915	1,182	40
	23,089	30,327	31,482	1,034	1,357	47

Note:
(1) Other liabilities include £18 million (2009 - £10 million; 2008 - £1 million) in respect of share-based compensation.

Included in other liabilities are provisions for liabilities and charges as follows:

	Group £m
At 1 January 2010	562
Currency translation and other movements	(58)
Disposal of subsidiaries	(17)
Transfer to disposal groups	(33)
Charge to income statement - continuing operations	453
Releases to income statement - continuing operations	(72)
Provisions utilised	(211)
At 31 December 2010	624

Note:
(1) The table above includes property provisions and other provisions arising in the normal course of business.

25 Deferred tax

	Group			Company		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Deferred tax liability	2,142	2,811	4,165	—	—	—
Deferred tax asset	(6,373)	(7,039)	(7,082)	(2)	(2)	(3)
Net deferred tax asset	(4,231)	(4,228)	(2,917)	(2)	(2)	(3)

	Group												
	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	IFRS transition £m	Fair value of financial instruments £m	Available-for-sale financial assets £m	Intangibles £m	Cash flow hedging £m	Share schemes £m	Tax losses carried forward £m	Other £m	Total £m
At 1 January 2009	(382)	3,084	(814)	611	(420)	(353)	(35)	774	(483)	(3)	(4,730)	(166)	(2,917)
Transfers to disposal groups	—	—	2	—	—	(2)	—	—	—	—	—	11	11
(Disposal)/ acquisition of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(8)	(8)
Charge/(credit) to income statement	691	(165)	(740)	(81)	(6)	164	(483)	397	165	(6)	(973)	305	(732)
(Credit)/charge to equity directly	(1,033)	—	—	(501)	1	—	126	—	204	—	554	1	(648)
Currency translation and other adjustments	—	(104)	72	107	52	7	1	(63)	54	1	15	(76)	66
At 1 January 2010	(724)	2,815	(1,480)	136	(373)	(184)	(391)	1,108	(60)	(8)	(5,134)	67	(4,228)
Transfers to disposal groups	—	(120)	—	—	—	—	1	—	—	—	—	—	(119)
(Disposal)/ acquisition of subsidiaries	(32)	—	(1)	—	—	—	120	(631)	6	—	—	65	(473)
Charge/(credit) to income statement	46	(91)	(24)	(21)	77	(20)	(160)	(12)	273	(12)	470	(102)	424
Charge/(credit) to equity directly	73	—	—	(2)	—	—	(434)	—	133	(6)	397	6	167
Currency translation and other adjustments	(1)	52	(96)	(25)	—	112	23	(36)	(61)	(5)	(7)	42	(2)
At 31 December 2010	(638)	2,656	(1,601)	88	(296)	(92)	(841)	429	291	(31)	(4,274)	78	(4,231)

Company	IFRS transition £m
At 1 January 2009	(3)
Charge to income statement	1
At 1 January 2010 and 31 December 2010	(2)

Notes:

(1) Deferred tax assets are recognised, as set out above, that depend on the availability of future taxable profits in excess of profits arising from the reversal of other temporary differences. Business projections prepared for impairment reviews (see Note 19) indicate it is probable that sufficient future taxable income will be available against which to offset these recognised deferred tax assets within eight years. UK losses do not expire and Netherlands losses expire after nine years. In jurisdictions where doubt exists over the availability of future taxable profits, deferred tax assets of £2,008 million (2009 - £2,163 million; 2008 - £1,748 million) have not been recognised in respect of tax losses carried forward of £9,689 million (2009 - £7,759 million; 2008 - £5,779 million). Of these losses, £41 million will expire within one year, £136 million within five years and £5,913 million thereafter. The balance of tax losses carried forward has no time limit.

(2) Deferred tax liabilities of £279 million (2009 - £279 million; 2008 - £980 million) have not been recognised in respect of retained earnings of overseas subsidiaries and held-over gains on the incorporation of overseas branches. Retained earnings of overseas subsidiaries are expected to be reinvested indefinitely or remitted to the UK free from further tax. No tax is expected to arise in the foreseeable future in respect of held-over gains. Changes to UK tax legislation largely exempts from UK tax, overseas dividends received on or after 1 July 2009.

26 Insurance business

	Group		
	2010 £m	2009 £m	2008 £m
Insurance premium income	5,379	5,529	6,009
Reinsurers' share	(251)	(263)	(300)
Net premium income	5,128	5,266	5,709
Insurance claims	4,932	4,492	4,090
Reinsurers' share	(149)	(135)	(173)
Net claims	4,783	4,357	3,917

	Group		
Insurance liabilities	2010 £m	2009 £m	2008 £m
Life assurance business			
Unit linked insurance contracts	—	292	256
Index linked insurance contracts	—	1,090	1,331
Participating bonds	—	2,793	2,602
Other insurance contracts	68	304	309
	68	4,479	4,498
General insurance business	6,726	5,802	5,478
	6,794	10,281	9,976

General insurance business

(i) Claims and loss adjustment expenses.

	Group		
	Gross £m	Reinsurance £m	Net £m
Notified claims	4,052	(260)	3,792
Incurred but not reported	1,426	(27)	1,399
At 1 January 2009	5,478	(287)	5,191
Cash paid for claims settled in the year	(3,812)	69	(3,743)
Increase/(decrease) in liabilities			
- arising from current year claims	4,383	(23)	4,360
- arising from prior year claims	(79)	(53)	(132)
Disposal of subsidiary	(124)	5	(119)
Net exchange differences	(44)	3	(41)
At 31 December 2009	5,802	(286)	5,516
Notified claims	4,101	(276)	3,825
Incurred but not reported	1,701	(10)	1,691
At 1 January 2010	5,802	(286)	5,516
Cash paid for claims settled in the year	(3,843)	55	(3,788)
Increase/(decrease) in liabilities			
- arising from current year claims	4,459	(24)	4,435
- arising from prior year claims	322	(56)	266
Net exchange differences	(14)	1	(13)
At 31 December 2010	6,726	(310)	6,416
Notified claims	4,375	(305)	4,070
Incurred but not reported	2,351	(5)	2,346
At 31 December 2010	6,726	(310)	6,416

Outstanding claims provisions are not discounted for the time value of money except for claims, principally motor, settled by periodical payments under the Courts Act 2003. Total reserves for claims outstanding in respect of periodical payments are £1,180.0 million (2009 - £91.6 million; 2008 - £29.0 million) gross and £826.6 million (2009 - £26.1 million; 2008 - £3.6 million) net of reinsurance. The corresponding undiscounted amounts are £4,320.9 million (2009 - £275.7 million; 2008 - £85.0 million) gross and £2,659.6 million (2009 - £61.8 million; 2008 - £12.1 million) net of reinsurance. The amounts for 2010 include a provision for estimated periodical payment orders incurred but not reported which is excluded from 2009 and 2008. The rate of interest used for the calculation of present values is 4.5% (2009 - 4.1%; 2008 - 5.0%). The average interval between the date of the last future cash flow being discounted and the end of the financial year is 49.4 years on open and settled cases.

(ii) Provisions for unearned premiums and unexpired short-term insurance risks.

	Group		
	Gross £m	Reinsurance £m	Net £m
At 1 January 2009	2,711	(79)	2,632
Movement in the year	(211)	12	(199)
Exchange differences	(10)	—	(10)
At 1 January 2010	2,490	(67)	2,423
Increase in the year	2,191	(76)	2,115
Release in the year	(2,393)	71	(2,322)
At 31 December 2010	2,288	(72)	2,216

The unearned premium provision is included within Accruals, deferred income and other liabilities (see Note 24).

Life business

	Group		
Gross performance of life business (life contracts)	2010 £m	2009 £m	2008 £m
Opening net assets	554	588	604
Profit from existing business			
- expected return	37	35	41
- experience variances	6	(38)	(15)
	43	(3)	26
New business contribution (1)	18	31	14
Operating assumption changes	—	10	2
Investment return variances	(12)	32	(46)
Economic assumption changes	2	(4)	(2)
Transfer to shareholders' funds	(71)	(106)	—
Disposal of subsidiaries	(402)	—	—
Other	(1)	6	(10)
Closing net assets	131	554	588

Note:
(1) New business contribution represents the present value of future profits on new insurance contract business written during the year.

26 Insurance business continued

Movement in provision for liabilities under life contracts and under linked and other investment contracts	Group Life contracts £m	Group Investment contracts £m
At 1 January 2009	4,498	5,326
Premiums received		
- continuing operations	250	349
- discontinued operations	278	—
Fees and expenses	(16)	(13)
Investment return	400	442
Actuarial adjustments	(205)	—
Account balances paid on surrender and other terminations in the year	(546)	(712)
Exchange and other adjustments	(180)	(263)
At 1 January 2010	4,479	5,129
Premiums received	237	46
Fees and expenses	(13)	(16)
Investment return	100	228
Actuarial adjustments	(174)	—
Account balances paid on surrender and other terminations in the year	(434)	(159)
Disposal of subsidiaries	(4,032)	(5,115)
Exchange and other adjustments	(95)	(113)
At 31 December 2010	68	—

Investment contracts are presented within customer deposits.

Changes in assumptions during the year were not material to the profit recognised.

Assets backing linked liabilities	Group 2010 £m	2009 £m	2008 £m
Debt securities	—	4,484	4,500
Equity securities	—	4,642	4,816
Cash and cash equivalents	—	102	81
The associated liabilities are:			
- linked contracts and participating bonds classified as insurance contracts	—	4,175	4,189
- linked contracts classified as investment contracts	—	5,053	5,208

Insurance risk

Insurance risk is the risk of fluctuations in the timing, frequency or severity of insured events, relative to the expectations of the Group at the time of underwriting.

Underwriting and pricing risk

The Group manages underwriting and pricing risk through the use of underwriting guidelines which detail the class, nature and type of business that may be accepted; pricing policies by product line and by brand; and centralised control of policy wordings and any subsequent changes.

Claims management risk

The risk that claims are handled or paid inappropriately is managed using a range of IT system controls and manual processes conducted by experienced staff. These, together with a range of detailed policies and procedures ensure that all claims are handled in a timely, appropriate and accurate manner.

Reinsurance risk

Reinsurance is used to protect against the impact of major catastrophic events or unforeseen volumes of, or adverse trends in, large individual claims and to transfer risk that is outside the Group's current risk appetite.

Reinsurance of risks above the Group's risk appetite is only effective if the reinsurance premium is economic and the counterparty is financially secure. Acceptable reinsurers are rated A- or better unless specifically authorised.

Reserving risk

Reserving risk relates to both premiums and claims. It is the risk that reserves are assessed incorrectly such that insufficient funds have been retained to pay or handle claims as the amounts fall due. Claims development data provides information on the historical pattern of reserving risk.

Insurance claims - gross

	Accident year										
	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	Total £m
Estimate of ultimate claims costs:											
At end of accident year	2,395	3,013	3,658	3,710	4,265	4,269	4,621	4,080	4,383	4,459	38,853
One year later	(70)	91	(140)	(186)	(92)	(275)	(71)	29	120		(594)
Two years later	20	1	(106)	(88)	(147)	(77)	(5)	9			(393)
Three years later	12	(12)	(55)	(85)	(60)	(16)	14				(202)
Four years later	(40)	(17)	(47)	(31)	(55)	2					(188)
Five years later	(1)	(19)	(21)	—	9						(32)
Six years later	(9)	(11)	(32)	45							(7)
Seven years later	6	(14)	28								20
Eight years later	4	14									18
Nine years later	9										9
Current estimate of cumulative claims	2,326	3,046	3,285	3,365	3,920	3,903	4,559	4,118	4,503	4,459	37,484
Cumulative payments to date	(2,256)	(2,976)	(3,144)	(3,131)	(3,670)	(3,482)	(3,902)	(3,301)	(3,157)	(2,044)	(31,063)
	70	70	141	234	250	421	657	817	1,346	2,415	6,421
Liability in respect of earlier years											172
Claims handling costs											133
Gross general insurance claims liability											6,726

Insurance claims - net of reinsurance

	Accident year										
	2001 £m	2002 £m	2003 £m	2004 £m	2005 £m	2006 £m	2007 £m	2008 £m	2009 £m	2010 £m	Total £m
Estimate of ultimate claims costs:											
At end of accident year	2,011	2,584	3,215	3,514	4,168	4,215	4,572	4,034	4,360	4,435	37,108
One year later	(61)	59	(106)	(168)	(67)	(261)	(90)	24	99		(571)
Two years later	22	(12)	(103)	(90)	(161)	(87)	(17)	9			(439)
Three years later	13	(3)	(53)	(81)	(64)	(23)	16				(195)
Four years later	(41)	(21)	(44)	(46)	(60)	10					(202)
Five years later	1	(24)	(23)	(19)	4						(61)
Six years later	(19)	(5)	(34)	45							(13)
Seven years later	—	(11)	20								9
Eight years later	1	10									11
Nine years later	8										8
Current estimate of cumulative claims	1,935	2,577	2,872	3,155	3,820	3,854	4,481	4,067	4,459	4,435	35,655
Cumulative payments to date	(1,887)	(2,525)	(2,786)	(2,970)	(3,590)	(3,435)	(3,849)	(3,276)	(3,133)	(2,030)	(29,481)
	48	52	86	185	230	419	632	791	1,326	2,405	6,174
Liability in respect of earlier years											109
Claims handling costs											133
Net general insurance claims liability											6,416

Claims reserves

It is the Group's policy to hold claims reserves (including reserves to cover claims which have been incurred but not reported (IBNR reserves)) for all classes at a sufficient level to meet all liabilities as they fall due.

The Group's focus is on high volume and relatively straightforward products, for example home and motor. This facilitates the generation of comprehensive underwriting and claims data, which are used to accurately price and monitor the risks accepted.

26 Insurance business continued

Loss ratios

The following table shows loss ratios for each major class of business, gross and net of reinsurance.

		2010			2009		2008	
		Earned premiums £m	Claims incurred £m	Loss ratio %	Earned premiums £m	Loss ratio %	Earned premiums £m	Loss ratio %
Residential property	Gross	1,168	643	55	1,129	53	1,103	48
	Net	1,107	643	58	1,065	56	1,034	51
Personal motor	Gross	2,829	3,530	125	2,984	103	3,173	84
	Net	2,760	3,458	125	2,901	103	3,075	83
Commercial property	Gross	187	106	57	182	41	194	41
	Net	169	106	63	166	45	174	46
Commercial motor	Gross	120	128	107	136	100	143	91
	Net	119	124	104	135	98	141	91
Other	Gross	837	374	45	848	51	994	42
	Net	834	369	44	845	51	828	51
Total	Gross	5,141	4,781	93	5,279	82	5,607	68
	Net	4,989	4,700	94	5,112	83	5,252	71

Frequency and severity of specific risks and sources of uncertainty

Most general insurance contracts are written on an annual basis, which means that the Group's liability extends for a 12 month period, after which the Group is entitled to decline or renew or can impose renewal terms by amending the premium, terms and conditions, or both.

The frequency and severity of claims and the sources of uncertainty for the key classes that the Group is exposed to are as follows:

Motor insurance contracts (personal and commercial)

Claims experience is quite variable, due to a wide range of factors, but the principal ones are age, sex and driving experience of the driver, type and nature of vehicle, use of vehicle and area.

There are many sources of uncertainty that will affect the Group's experience under motor insurance, including operational risk, reserving risk, premium rates not matching claims inflation rates, weather, the social, economic and legislative environment and reinsurance failure risk.

Property insurance contracts (residential and commercial)

The major causes of claims for property insurance are theft, flood, escape of water, fire, storm, subsidence and various types of accidental damage.

The major source of uncertainty in the Group's property contracts is the volatility of weather. Over a longer period, the strength of the economy is also a factor.

Other commercial insurance contracts

Other commercial claims come mainly from business interruption and loss arising from the negligence of the insured (liability insurance). Business interruption losses come from the loss of income, revenue and/or profit as a result of property damage claims. Liability insurance includes employers' liability and public/products' liability. Liability insurance is written on an occurrence basis, and is subject to claims that are identified over a substantial period of time, but where the loss event occurred during the life of the policy.

Fluctuations in the social and economic climate are a source of uncertainty in the Group's business interruption and general liability accounts. Other sources of uncertainty are changes in the law, or its interpretation, and reserving risk. Other uncertainties are significant events (for example terrorist attacks) and any emerging new heads of damage or types of claim that are not envisaged when the policy is written.

The following table shows the expected maturity of undiscounted insurance liabilities up to 20 years, excluding those linked directly to the financial assets backing these contracts (2010 - nil; 2009 - £4,175 million; 2008 - £4,189 million).

	Group					
	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
2010	724	1,503	1,821	898	734	442
2009	561	1,685	1,898	949	665	73
2008	623	1,645	1,899	903	487	53

27 Subordinated liabilities

	Group			Company		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Dated loan capital	20,658	24,597	30,162	6,685	6,526	7,421
Undated loan capital	2,552	8,164	11,697	563	574	1,071
Preference shares	1,112	2,000	2,194	800	1,662	1,822
Trust preferred securities	2,731	2,891	5,101	—	—	—
	27,053	37,652	49,154	8,048	8,762	10,314

In May 2010, the Group redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt. The exchanges involving instruments classified as liabilities all met the criteria in IFRS for treatment as the extinguishment of the original liability and the recognition of a new financial liability. Gains on these exchanges and on the redemption of securities classified as liabilities for cash, totalling £553 million were credited to profit or loss. No amounts have been recognised in profit or loss in relation to the redemption of securities classified as equity in the Group financial statements. The difference between the consideration and the carrying value for these securities amounting to £651 million has been recorded in equity.

A similar series of exchange and tender offers completed in April 2009 and resulted in a gain of £3,790 million and £829 million being recorded in equity.

The Group has undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (excluding companies in the RBS Holdings N.V. Group, which are subject to different restrictions, see below) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 for a period of two years thereafter ("the Deferral Period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the Deferral Period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

The Group has agreed that RBS Holdings N.V. will not pay investors any coupons on, or exercise any call rights in relation to, specified hybrid capital instruments for an effective period of two years from 1 April 2011, unless in any such case there is a legal obligation to do so. RBS Holdings N.V. and its group companies are also subject to restrictions on the exercise of call rights in relation to their other hybrid capital instruments.

Certain preference shares issued by the company are classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 2006.

27 Subordinated liabilities continued

The following tables analyse the remaining contractual maturity of subordinated liabilities by (1) the final redemption date; and (2) the next call date.

	Group						
2010 - final redemption	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	79	—	817	63	361	806	2,126
US dollars	195	262	3,171	3,054	261	4,398	11,341
Euro	663	—	3,368	3,849	1,611	866	10,357
Other	27	—	1,612	1,252	—	338	3,229
	964	262	8,968	8,218	2,233	6,408	27,053

	Group							
2010 - call date	Currently £m	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	172	96	55	1,027	217	530	29	2,126
US dollars	3,099	2,889	1,228	1,960	800	1,052	313	11,341
Euro	613	1,940	849	2,387	3,855	664	49	10,357
Other	672	11	728	1,438	380	—	—	3,229
	4,556	4,936	2,860	6,812	5,252	2,246	391	27,053

	Group						
2009 - final redemption	2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	122	8	164	1,778	—	2,603	4,675
US dollars	407	196	1,457	5,314	323	5,294	12,991
Euro	1,589	443	1,414	7,360	1,664	4,410	16,880
Other	26	—	554	1,905	—	621	3,106
	2,144	647	3,589	16,357	1,987	12,928	37,652

	Group							
2009 - call date	Currently £m	2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	174	408	202	496	1,720	1,504	171	4,675
US dollars	1,811	1,814	1,429	3,171	1,139	1,891	1,736	12,991
Euro	564	2,849	1,755	3,142	5,501	709	2,360	16,880
Other	419	576	—	1,025	914	172	—	3,106
	2,968	5,647	3,386	7,834	9,274	4,276	4,267	37,652

	Group						
2008 - final redemption	2009 £m	2010 £m	2011-2013 £m	2014-2018 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	192	15	176	1,458	370	6,287	8,498
US dollars	1,308	342	1,123	7,435	561	7,655	18,424
Euro	1,865	1,378	1,991	7,923	1,957	4,087	19,201
Other	29	—	7	2,284	34	677	3,031
	3,394	1,735	3,297	19,100	2,922	18,706	49,154

	Group							
2008 - call date	Currently £m	2009 £m	2010 £m	2011-2013 £m	2014-2018 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	192	752	1,039	2,729	3,615	171	8,498
US dollars	1,833	3,247	2,601	4,814	1,951	2,053	1,925	18,424
Euro	—	2,351	3,137	5,699	7,021	942	51	19,201
Other	—	500	405	922	954	250	—	3,031
	1,833	6,290	6,895	12,474	12,655	6,860	2,147	49,154

2010 - final redemption		Company 2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
Sterling		11	—	—	—	400	16	427
US dollars		243	—	1,558	225	2,698	1,337	6,061
Euro		53	—	—	—	1,507	—	1,560
		307	—	1,558	225	4,605	1,353	8,048

2010 - call date	Company Currently £m	2011 £m	2012 £m	2013-2015 £m	2016-2020 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	15	11	—	—	400	—	1	427
US dollars	853	242	—	3,357	225	901	483	6,061
Euro	—	53	1,076	—	431	—	—	1,560
	868	306	1,076	3,357	1,056	901	484	8,048

2009 - final redemption		Company 2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
Sterling		13	—	—	—	400	200	613
US dollars		62	185	1,075	630	2,578	2,013	6,543
Euro		55	—	—	—	1,551	—	1,606
		130	185	1,075	630	4,529	2,213	8,762

2009 - call date	Company Currently £m	2010 £m	2011 £m	2012-2014 £m	2015-2019 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	212	—	—	400	—	1	613
US dollars	1,039	48	185	2,794	630	1,847	—	6,543
Euro	—	55	—	1,107	444	—	—	1,606
	1,039	315	185	3,901	1,474	1,847	1	8,762

2008 - final redemption		Company 2009 £m	2010 £m	2011-2013 £m	2014-2018 £m	Thereafter £m	Perpetual £m	Total £m
Sterling		9	—	—	—	400	200	609
US dollars		415	—	717	1,381	2,863	2,661	8,037
Euro		—	—	—	—	1,668	—	1,668
		424	—	717	1,381	4,931	2,861	10,314

2008 - call date	Company Currently £m	2009 £m	2010 £m	2011-2013 £m	2014-2018 £m	Thereafter £m	Perpetual £m	Total £m
Sterling	—	9	199	—	400	—	1	609
US dollars	582	1,511	682	1,296	2,710	1,256	—	8,037
Euro	—	—	—	1,190	478	—	—	1,668
	582	1,520	881	2,486	3,588	1,256	1	10,314

27 Subordinated liabilities continued

Dated loan capital

	2010 £m	2009 £m	2008 £m
The company			
US$400 million 6.4% subordinated notes 2009	—	—	278
US$300 million 6.375% subordinated notes 2011 (redeemed February 2011) (1)	199	201	231
US$750 million 5% subordinated notes 2013 (1)	532	503	579
US$750 million 5% subordinated notes 2014 (1)	559	521	616
US$250 million 5% subordinated notes 2014 (1)	162	153	169
US$675 million 5.05% subordinated notes 2015 (1)	492	468	550
US$350 million 4.7% subordinated notes 2018 (1)	252	231	286
	2,196*	2,077*	2,709*
The Royal Bank of Scotland plc			
€300 million 4.875% subordinated notes 2009	—	—	298
€1,000 million 6% subordinated notes 2013	989	1,014	1,083
US$50 million floating rate subordinated notes 2013	38	36	36
€500 million 6% subordinated notes 2013	439	452	487
£150 million 10.5% subordinated bonds 2013 (2)	177	177	180
US$1,250 million floating rate subordinated notes 2014	—	—	862
AUD590 million 6% subordinated notes 2014 (callable January 2011)	391	330	281
AUD410 million floating rate subordinated notes 2014 (callable January 2011)	272	229	195
CAD700 million 4.25% subordinated notes 2015	452	419	409
£250 million 9.625% subordinated bonds 2015	303	301	311
US$750 million floating rate subordinated notes 2015 (callable September 2011)	483	462	513
€750 million floating rate subordinated notes 2015	725	741	783
CHF400 million 2.375% subordinated notes 2015	287	244	257
CHF100 million 2.375% subordinated notes 2015	83	69	72
CHF200 million 2.375% subordinated notes 2015	136	117	125
US$500 million floating rate subordinated notes 2016 (callable October 2011)	322	308	346
US$1,500 million floating rate subordinated notes 2016 (callable April 2011)	967	926	1,038
€500 million 4.5% subordinated notes 2016 (callable January 2011)	450	476	511
CHF200 million 2.75% subordinated notes 2017 (callable December 2012)	138	120	129
€100 million floating rate subordinated notes 2017	86	89	97
€500 million floating rate subordinated notes 2017 (callable June 2012)	432	445	482
€750 million 4.35% subordinated notes 2017 (callable January 2017)	721	728	770
AUD450 million 6.5% subordinated notes 2017 (callable February 2012)	302	255	217
AUD450 million floating rate subordinated notes 2017 (callable February 2012)	295	250	214
US$1,500 million floating rate subordinated callable step-up notes 2017 (callable August 2012)	966	925	1,029
€2,000 million 6.93% subordinated notes 2018	1,999	2,017	2,136
US$125.6 million floating rate subordinated notes 2020	81	78	87
€1,000 million 4.625% subordinated notes 2021 (callable September 2016)	949	962	1,019
€300 million CMS linked floating rate subordinated notes 2022	280	292	303
€144.4 million floating rate subordinated notes 2022	153	143	152
National Westminster Bank Plc			
US$1,000 million 7.375% subordinated notes 2009	—	—	697
€600 million 6% subordinated notes 2010 (redeemed January 2010)	—	564	623
€500 million 5.125% subordinated notes 2011	442	455	488
£300 million 7.875% subordinated notes 2015	370	365	379
£300 million 6.5% subordinated notes 2021	367	351	376
Charter One Financial, Inc.			
US$400 million 6.375% subordinated notes 2012	265	255	287
RBS Holdings USA Inc.			
US$170 million subordinated loan capital floating rate notes 2009	—	—	116
US$100 million 5.575% senior subordinated revolving credit 2009	—	—	69
US$500 million subordinated loan capital floating rate notes 2010 (redeemed December 2010)	—	311	342

	2010 £m	2009 £m	2008 £m
First Active plc			
£60 million 6.375% subordinated bonds 2018 (callable April 2013)	66	66	66
RBS NV and subsidiaries			
€182 million 6.00% fixed rate subordinated notes 2009	—	—	169
€182 million 6.13% fixed rate subordinated notes 2009	—	—	165
€1,150 million 4.63% fixed rate subordinated notes 2009	—	—	1,104
€250 million 4.70% CMS linked subordinated notes 2019	181	189	195
€800 million 6.25% fixed rate subordinated notes 2010 (redeemed June 2010)	—	733	795
€100 million 5.13% flip flop Bermudan callable subordinated notes 2017 (callable December 2012)	69	84	89
€500 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013) (6)	—	426	455
€1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2016 (callable September 2011) (6)	—	862	923
€13 million zero coupon subordinated notes 2029	9	4	8
€82 million floating rate subordinated notes 2017 (6)	—	68	72
€103 million floating rate subordinated lower tier 2 notes 2020 (6)	—	83	89
€170 million floating rate sinkable subordinated notes 2041	240	190	205
€15 million CMS linked floating rate subordinated lower tier 2 notes 2020	10	10	10
€1,500 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable March 2011)	1,283	1,326	1,419
€5 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2011)	4	4	5
€65 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010) (6)	—	58	62
US$165 million 6.14% subordinated notes 2019	104	132	152
US$72 million 5.98% subordinated notes 2019	42	34	49
US$500 million 4.65% subordinated notes 2018	326	293	359
US$1,500 million floating rate Bermudan callable subordinated notes 2015 (callable March 2011)	927	887	982
US$100 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010) (6)	—	62	68
US$36 million floating rate Bermudan callable subordinated lower tier 2 notes 2015 (callable October 2010) (6)	—	22	25
US$1,000 million floating rate Bermudan callable subordinated lower tier 2 notes 2017 (callable January 2012) (6)	—	598	661
AUD575 million 6.50% Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	371	318	286
AUD175 million floating rate Bermudan callable subordinated lower tier 2 notes 2018 (callable May 2013)	111	93	79
€26 million 7.42% subordinated notes 2016	26	27	28
€7 million 7.38% subordinated notes 2016	7	7	8
£42 million amortising MTN subordinated lower tier 2 notes 2010 (redeemed December 2010)	—	7	15
£25 million amortising MTN subordinated lower tier 2 notes 2011 (redeemed January 2011)	3	8	9
£750 million 5% fixed rate Bermudan callable subordinated upper tier 2 notes 2016 (6)	—	727	728
US$250 million 7.75% fixed rate subordinated notes 2023	163	155	173
US$150 million 7.13% fixed rate subordinated notes 2093	98	93	104
PKR800 million floating rate subordinated notes 2012	—	—	7
MYR200 million zero coupon subordinated notes 2017	42	36	40
TRY60 million floating rate callable subordinated notes 2012	—	—	34
Non-controlling interests subordinated issues	20	12	16
	20,658	24,597	30,162

*In addition, the company has in issue €166 million (2009 - €166 million; 2008 - €500 million) subordinated loan notes of €1,000 each, US$633 million (2009 - US$827 million; 2008 - US$1,950 million) subordinated loan notes of US$1,000 each and £93 million (2009 - £93 million; 2008 - £400 million) subordinated loan notes of £1,000 each. These loan notes are included in the company balance sheet as loan capital but are reclassified as non-controlling interest trust preferred securities on consolidation (see Note 28).

Notes:
(1) On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(2) Unconditionally guaranteed by the company.
(3) In the event of certain changes in tax laws, dated loan capital issues may be redeemed in whole, but not in part, at the option of the issuer, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.
(4) Except as stated above, claims in respect of the Group's dated loan capital are subordinated to the claims of other creditors. None of the Group's dated loan capital is secured.
(5) Interest on all floating rate subordinated notes is calculated by reference to market rates.
(6) Transferred to the Dutch State on legal separation of ABN AMRO Holding N.V.

27 Subordinated liabilities continued

Undated loan capital

	2010 £m	2009 £m	2008 £m
The company			
US$106 million (2009 - US$163 million; 2008 - US$350 million) undated floating rate primary capital notes (callable on any interest payment date) (1,2)	69	101	240
US$762 million (2009 - US$762 million; 2008 - US$1,200 million) 7.648% perpetual regulatory tier one securities (callable September 2031) (1,3,4)	494	473	831
	563	574	1,071
The Royal Bank of Scotland plc			
£31 million (2009 - £96 million; 2008 - £175 million) 7.375% undated subordinated notes (callable August 2011) (1,2)	31	101	190
£51 million (2009 - £117 million; 2008 - £350 million) 6.25% undated subordinated notes (callable December 2012) (1,2)	55	126	380
£56 million (2009 - £138 million; 2008 - £500 million) 6% undated subordinated notes (callable September 2014) (1,2)	61	143	565
€176 million (2009 - €197 million; 2008 - €500 million) 5.125% undated subordinated notes (callable July 2014) (1,2)	166	194	516
€170 million (2009 - €243 million; 2008 - €1,000 million) floating rate undated subordinated notes (callable July 2014) (1,2)	145	214	966
£54 million (2009 - £178 million; 2008 - £500 million) 5.125% undated subordinated notes (callable March 2016) (1,2)	58	189	556
£200 million 5.125% subordinated upper tier 2 notes (redeemed May 2010)	—	210	210
£35 million (2009 - £260 million; 2008 - £600 million) 5.5% undated subordinated notes (callable December 2019) (1,2)	35	272	677
£21 million (2009 - £174 million; 2008 - £500 million) 6.2% undated subordinated notes (callable March 2022) (1,2)	43	206	614
£103 million (2009 - £145 million; 2008 - £200 million) 9.5% undated subordinated bonds (callable August 2018) (1,2,5)	130	176	253
£400 million 5.625% subordinated upper tier 2 notes	—	—	397
£22 million (2009 - £83 million; 2008 - £300 million) 5.625% undated subordinated notes callable September 2026) (1,2)	21	90	431
£19 million (2009 - £201 million; 2008 - £500 million) 5.625% undated subordinated notes (callable June 2032) (1,2)	20	199	508
£1 million (2009 - £190 million; 2008 - £400 million) 5% undated subordinated notes (callable March 2011) (1,2)	2	197	424
JPY25 billion 2.605% undated subordinated notes (redeemed May 2010)	—	173	217
CAD474 million (2009 and 2008 - CAD700 million) 5.37% fixed rate undated subordinated notes (callable May 2016) (2)	340	452	464
National Westminster Bank Plc			
US$193 million (2009 - US$332 million; 2008 - US$500 million) primary capital floating rate notes, Series A (callable on any interest payment date) (1,2)	124	205	343
US$229 million (2009 - US$293 million; 2008 - US$500 million) primary capital floating rate notes, Series B (callable on any interest payment date) (1,2)	148	182	347
US$285 million (2009 - US$312 million; 2008 - US$500 million) primary capital floating rate notes, Series C (callable on any interest payment date) (1,2)	184	192	346
€178 million (2009 and 2008 - €400 million) 6.625% fixed/floating rate undated subordinated notes (callable on any interest payment date) (2)	154	358	388
€10 million (2009 and 2008 - €100 million) floating rate undated step-up notes (callable on any interest payment date) (2)	9	90	97
£87 million (2009 - £162 million; 2008 - £325 million) floating undated subordinated step-up notes (callable January 2015) (1,2)	89	174	363
£53 million (2009 - £127 million; 2008 - £200 million) 7.125% undated subordinated step-up notes (callable October 2022) (1,2)	54	127	201
£35 million (2009 - £55 million; 2008 - £200 million) 11.5% undated subordinated notes (callable December 2022) (1,2,6)	42	79	269

	2010 £m	2009 £m	2008 £m
First Active plc			
£20 million 11.75% perpetual tier two capital	26	26	26
€38 million 11.375% perpetual tier two capital	50	51	52
£1.3 million floating rate perpetual tier two capital	2	2	2
RBS NV and subsidiaries			
€1,000 million 4.310% perpetual Bermudan callable subordinated tier 1 notes (callable March 2016) (10)	—	834	824
€800 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2099 (10)	—	716	—
€967 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2072 (10)	—	866	—
€833 million 10.00% fixed perpetual mandatory convertible tier 1 notes 2073 (10)	—	746	—
	2,552	8,164	11,697

Notes:
(1) Partially repurchased following completion of the exchange and tender offers in April 2009.
(2) Partially repurchased following completion of the exchange and tender offers in May 2010.
(3) On-lent to The Royal Bank of Scotland plc on a subordinated basis.
(4) The company can satisfy interest payment obligations by issuing sufficient ordinary shares to appointed Trustees to enable them, on selling these shares, to settle the interest payment.
(5) Guaranteed by the company.
(6) Exchangeable at the option of the issuer into 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(7) Except as stated above, claims in respect of the Group's undated loan capital are subordinated to the claims of other creditors. None of the Group's undated loan capital is secured.
(8) In the event of certain changes in tax laws, undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.
(9) Interest on all floating rate subordinated notes is calculated by reference to market rates.
(10) Transferred to the Dutch State on legal separation of ABN AMRO Holding N.V.

Preference shares

	2010 £m	2009 £m	2008 £m
The company (1)			
Non-cumulative preference shares of US$0.01			
Series F US$156 million (2009 and 2008 - US$200 million) 7.65% (redeemable at option of issuer) (2)	101	123	137
Series H US$242 million (2009 and 2008 - US$300 million) 7.25% (redeemable at option of issuer) (2)	156	185	205
Series L US$751 million (2009 and 2008 - US$850 million) 5.75% (redeemable at option of issuer) (2)	484	524	582
Non-cumulative convertible preference shares of US$0.01			
Series 1 US$65 million (2009 and 2008 - US$1,000 million) 9.118% (redeemable at option of issuer) (3)	43	630	698
Non-cumulative convertible preference shares of £0.01			
Series 1 £15 million (2009 and 2008 - £200 million) 7.387% (redeemable at option of issuer) (3)	15	199	211
Cumulative preference shares of £1			
£0.5 million 11% and £0.4 million 5.5% (non-redeemable)	1	1	1
	800	1,662	1,834
National Westminster Bank Plc			
Non-cumulative preference shares of £1			
Series A £140 million 9% (non-redeemable)	144	145	145
Non-cumulative preference shares of US$25			
Series C US$246 million (2009 and 2008 - US$300 million) 7.7628% (2,4)	168	193	215
	1,112	2,000	2,194

Notes:
(1) Further details of the contractual terms of the preference shares are given in Note 29.
(2) Partially repurchased following completion of the exchange and tender offers in May 2010.
(3) Partially converted into ordinary shares in the company in 2010 (see Note 29).
(4) Series C preference shares each carry a gross dividend of 8.625% inclusive of associated tax credit. Redeemable at the option of the issuer at par.

27 Subordinated liabilities continued

Trust preferred securities

	2010 £m	2009 £m	2008 £m
€391 million (2009 - €391 million; 2008 - €1,250 million) 6.467% (redeemable June 2012) (1,2)	339	362	1,325
US$486 million (2009 - US$486 million; 2008 - US$750 million) 6.8% (perpetual callable September 2009) (1,2)	289	300	514
US$318 million (2009 - US$322 million; 2008 - US$850 million) 4.709% (redeemable July 2013) (1,2,3)	190	196	640
US$394 million (2009 - US$394 million; 2008 - US$650 million) 6.425% (redeemable January 2034) (1,2)	291	280	677
RBS NV and subsidiaries			
US$1,285 million 5.90% Trust Preferred V	633	696	760
US$200 million 6.25% Trust Preferred VI	100	107	121
US$1,800 million 6.08% Trust Preferred VII	889	950	1,064
	2,731	2,891	5,101

Notes:

(1) The trust preferred securities issued by subsidiaries have no maturity date and are not redeemable at the option of the holders at any time. These securities may, with the consent of the UK Financial Services Authority, be redeemed, by the issuer on the dates specified above or on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events. Dividends are non-cumulative and may, subject to the restrictions described in (5) below, be paid provided distributable profits are sufficient unless payment would breach the capital adequacy requirements of the UK Financial Services Authority. Distributions are not made if dividends are not paid on any series of the company's non-cumulative preference shares. The company classifies its obligations to these subsidiaries as dated loan capital.

(2) Partially repurchased following completion of the exchange and tender offers in April 2009.

(3) Partially repurchased following completion of the exchange and tender offers in May 2010.

(4) Dividends are non-cumulative. They cannot be declared if RBS Holdings N.V. has not paid dividends on any parity securities. Distributions must be made, subject to the restrictions described in (5) below, if RBS Holdings N.V. pays a dividend on its ordinary shares or on its parity securities or redeems or repurchases such securities.

(5) The trust preferred securities are subject to restrictions on dividend payments agreed with the European Commission (see Note 29).

28 Non-controlling interests

	ABN AMRO £m	Other interests £m	Total £m
At 1 January 2009	16,183	5,436	21,619
Currency translation and other adjustments	(1,282)	(152)	(1,434)
(Loss)/profit attributable to non-controlling interests			
- continuing operations	(266)	648	382
- discontinued operations	(33)	—	(33)
Dividends paid	—	(313)	(313)
Gains/(losses) on available-for-sale financial assets, net of tax	133	(336)	(203)
Movements in cash flow hedging reserves, net of tax	(150)	—	(150)
Actuarial gains recognised in retirement benefit schemes, net of tax	92	—	92
Equity raised	—	9	9
Equity withdrawn	(9)	(2,436)	(2,445)
Transfer to retained earnings	—	(629)	(629)
At 1 January 2010	14,668	2,227	16,895
Currency translation and other adjustments	(529)	63	(466)
(Loss)/profit attributable to non-controlling interests			
- continuing operations	(121)	61	(60)
- discontinued operations	(605)	—	(605)
Dividends paid	(4,028)	(172)	(4,200)
Losses on available-for-sale financial assets, net of tax	(21)	—	(21)
Movements in cash flow hedging reserves, net of tax	955	—	955
Equity raised	501	58	559
Equity withdrawn and disposals	(10,525)	(773)	(11,298)
Transfer to retained earnings	—	(40)	(40)
At 31 December 2010	295	1,424	1,719

ABN AMRO represents the other Consortium Members' interests in RFS Holdings B.V. The capital and income rights of shares issued by RFS Holdings B.V. are linked to the net assets and income of the ABN AMRO business units which the individual Consortium Members agreed to acquire. The distribution to other Consortium Members of their respective interests occurred in 2010. Other non-controlling interests include trust preferred securities of £556 million (2009 - £664 million; 2008 - £1,821 million) and in 2008 RBS China Sarl (£1,898 million). Equity withdrawn in respect of ABN AMRO relates to distributions to Consortium Members.

Included in non-controlling interests are the following trust preferred securities:

	2010 £m	2009 £m	2008 £m
US$357 million (2009 - US$357 million; 2008 - US$950 million) 5.512% (redeemable September 2014) (3)	198	198	529
US$276 million (2009 - US$470 million; 2008 - US$1,000 million) 3 month US$ LIBOR plus 0.80% (redeemable September 2014) (3,4)	153	261	555
€166 million (2009 - €166 million; 2008 - €500 million) 4.243% (redeemable January 2016) (3)	112	112	337
£93 million (2009 - £93 million; 2008 - £400 million) 5.6457% (redeemable June 2017) (3)	93	93	400
	556	664	1,821

Notes:
(1) The trust preferred securities issued by subsidiaries have no maturity date and are not redeemable at the option of the holders at any time. These securities may, with the consent of the UK Financial Services Authority, be redeemed, in whole or in part, by the issuer on the dates specified above or on any interest payment date thereafter. They may also be redeemed in whole, but not in part, upon the occurrence of certain tax and regulatory events. Dividends are non-cumulative and discretionary. Distributions are not made if dividends are not paid on any series of the company's non-cumulative preference shares. The company classifies its obligations to these subsidiaries as dated loan capital.
(2) The trust preferred securities are subject to restrictions on dividend payments agreed with the European Commission (see Note 29).
(3) Partially repurchased following completion of the exchange and tender offers in April 2009.
(4) Partially repurchased following completion of the exchange and tender offers in May 2010.

29 Share capital

	Allotted, called up and fully paid			
	1 January 2010 £m	Issued during the year £m	Redeemed during the year £m	31 December 2010 £m
Ordinary shares of 25p	14,091	523	—	14,614
B shares of £0.01	510	—	—	510
Dividend access share of £0.01	—	—	—	—
Non-voting deferred shares of £0.01	27	—	(27)	—
Additional Value Shares of £0.01	—	—	—	—
Non-cumulative preference shares of US$0.01	2	—	(1)	1
Non-cumulative convertible preference shares of US$0.01	—	—	—	—
Non-cumulative preference shares of €0.01	—	—	—	—
Non-cumulative convertible preference shares of €0.01	—	—	—	—
Non-cumulative convertible preference shares of £0.25	—	—	—	—
Non-cumulative convertible preference shares of £0.01	—	—	—	—
Non-cumulative preference shares of £1	1	—	(1)	—
Cumulative preference shares of £1	1	—	—	1

	Allotted, called up and fully paid			Authorised (1)
Number of shares - thousands	2010	2009	2008	2008
Ordinary shares of 25p	58,458,131	56,365,721	39,456,005	44,603,278
B shares of £0.01	51,000,000	51,000,000	—	—
Dividend access share of £0.01 (2)	—	—	—	—
Non-voting deferred shares of £0.01	—	2,660,556	2,660,556	32,300,000
Additional Value Shares of £0.01	—	—	—	2,700,000
Non-cumulative preference shares of US$0.01	209,609	308,015	308,015	516,000
Non-cumulative convertible preference shares of US$0.01	65	1,000	1,000	3,900
Non-cumulative preference shares of €0.01	2,044	2,526	2,526	66,000
Non-cumulative convertible preference shares of €0.01	—	—	—	3,000
Non-cumulative convertible preference shares of £0.25	—	—	—	900,000
Non-cumulative convertible preference shares of £0.01	15	200	200	1,000
Non-cumulative preference shares of £1	54	750	5,750	300,000
Cumulative preference shares of £1	900	900	900	900

Movement in ordinary shares in issue - thousands	Ordinary shares of 25p
At 1 January 2009	39,456,005
Shares issued in respect of the placing and open offer	16,909,716
At 1 January 2010	56,365,721
Shares issued	2,092,410
At 31 December 2010	58,458,131

Notes:

(1) Prior to the Companies Act 2006, the authorised share capital of UK companies was divided between issued share capital and unissued share capital whose allotment was determined by the Articles of Association of a company and specific authorities granted to directors. Since 15 December 2009 when the company changed its constitution to reflect the Companies Act 2006, there is no authorised share capital. The meeting approving the changes also resolved to grant the directors the power to issue a nominal amount of £1,610 million B shares of 1p each and £44,250 million ordinary shares of 25p each in connection with the company's participation in the UK Government's Asset Protection Scheme.

(2) One dividend access share in issue.

Ordinary shares

During the year, the ordinary share capital was increased by 3.7 million ordinary shares allotted as a result of the exercise of options under the company's executive and sharesave plans.

Employee share trusts purchased 1.6 billion ordinary shares at a cost of £672 million and awarded 17.9 million ordinary shares on receipt of £0.5 million on the exercise of awards under employee share plans.

The employee share trusts incurred costs of £3.7 million in purchasing the company's ordinary shares.

In March 2010, the company converted 935,228 non-cumulative convertible preference shares of US$0.01 into ordinary shares resulting in approximately 1.6 billion ordinary shares being issued.

In December 2010, the company converted 185,134 non-cumulative convertible preference shares of £0.01 into ordinary shares resulting in approximately 487 million ordinary shares being issued.

B shares and dividend access share

In December 2009, the company entered into an acquisition and contingent capital agreement with HM Treasury. HM Treasury agreed to acquire at 50p per share 51 billion B shares with a nominal value of 1p each and a dividend access share with a nominal value of 1p; these shares were issued to HM Treasury on 22 December 2009. Net proceeds were £25.1 billion. HM Treasury also agreed to subscribe for up to 16 billion further B shares with a nominal value of 1p each at 50p per share subject to certain conditions including the Group's Core Tier 1 capital ratio falling below 5%. The fair value of the consideration payable by the company on entering into this agreement amounted to £1,458 million; of this £1,208 million was debited to the contingent capital reserve.

The B shares do not generally carry voting rights at general meetings of ordinary shareholders. Each B share is entitled to the same cash dividend as an ordinary share (subject to anti-dilution adjustments). The B shares may be converted into ordinary shares at a fixed ratio of issue price (50p) divided by the conversion price (50p subject to anti-dilution adjustments) at the option of the holder at any time after issue.

HM Treasury has agreed not to convert its B shares into ordinary shares to the extent that its holding of ordinary shares following the conversion would represent more than 75% of the company's issued ordinary share capital.

The dividend access share entitles the holder to dividends equal to the greater of 7% of the aggregate issue price of B shares issued to HM Treasury and 250% of the ordinary dividend rate multiplied by the number of B shares issued, less any dividends paid on the B shares and on ordinary shares issued on conversion. Dividends on the dividend access share are discretionary unless a dividend has been paid on the ordinary shares, in which case dividends became mandatory. The dividend access share does not generally carry voting rights at general meetings of ordinary shareholders and is not convertible into ordinary shares.

The contingent capital commitment agreement can be terminated in whole or in part by the company, with the FSA's consent, at any time. It expires at the end of five years or, if earlier, on its termination in full.

Non-voting deferred shares

In November 2010, the company cancelled all of its outstanding Non-voting deferred shares of £0.01 each, all of which were held by a nominee company wholly owned by the Group.

Preference shares

Under IFRS certain of the Group's preference shares are classified as debt and are included in subordinated liabilities on the balance sheet.

Other securities

Certain of the Group's subordinated securities in the legal form of debt are classified as equity under IFRS.

These securities entitle the holders to interest which may be deferred at the sole discretion of the company. Repayment of the securities is at the sole discretion of the company on giving between 30 and 60 days notice.

29 Share capital continued

Non-cumulative preference shares

Non-cumulative preference shares entitle the holders thereof (subject to the terms of issue) to receive periodic non-cumulative cash dividends at specified fixed rates for each Series payable out of distributable profits of the company.

The non-cumulative preference shares are redeemable at the option of the company, in whole or in part from time to time at the rates detailed below plus dividends otherwise payable for the then current dividend period accrued to the date of redemption.

Class of preference share	Number of shares in issue	Interest rate	Redemption date on or after	Redemption price per share	Debt/equity (1)
Non-cumulative preference shares of US$0.01					
Series F	6.3 million	7.65%	31 March 2007	US$25	Debt
Series H	9.7 million	7.25%	31 March 2004	US$25	Debt
Series L	30.0 million	5.75%	30 September 2009	US$25	Debt
Series M	23.1 million	6.4%	30 September 2009	US$25	Equity
Series N	22.1 million	6.35%	30 June 2010	US$25	Equity
Series P	9.9 million	6.25%	31 December 2010	US$25	Equity
Series Q	20.6 million	6.75%	30 June 2011	US$25	Equity
Series R	10.2 million	6.125%	30 December 2011	US$25	Equity
Series S	26.4 million	6.6%	30 June 2012	US$25	Equity
Series T	51.2 million	7.25%	31 December 2012	US$25	Equity
Series U	10,130	7.64%	29 September 2017	US$100,000	Equity
Non-cumulative convertible preference shares of US$0.01					
Series 1	64,772	9.118%	31 March 2010	US$1,000	Debt
Non-cumulative preference shares of €0.01					
Series 1	1.25 million	5.5%	31 December 2009	€1,000	Equity
Series 2	784,989	5.25%	30 June 2010	€1,000	Equity
Series 3	9,429	7.0916%	29 September 2017	€50,000	Equity
Non-cumulative convertible preference shares of £0.01					
Series 1	14,866	7.387%	31 December 2010	£1,000	Debt
Non-cumulative preference shares of £1					
Series 1	54,442	8.162%	5 October 2012	£1,000	Equity

Note:
(1) Those preference shares where the Group has an obligation to pay dividends are classified as debt; those where distributions are discretionary are classified as equity. The conversion rights attaching to the convertible preference shares may result in the Group delivering a variable number of equity shares to preference shareholders; these convertible preference shares are treated as debt.

In the event that the non-cumulative convertible preference shares are not redeemed on or before the redemption date, the holder may convert them into ordinary shares in the company at the prevailing market price.

Under existing arrangements, no redemption or purchase of any non-cumulative preference shares may be made by the company without the prior consent of the UK Financial Services Authority.

On a winding-up or liquidation of the company, the holders of the non-cumulative preference shares will be entitled to receive, out of any surplus assets available for distribution to the company's shareholders (after payment of arrears of dividends on the cumulative preference shares up to the date of repayment) pari passu with the cumulative preference shares and all other shares of the company ranking pari passu with the non-cumulative preference shares as regards participation in the surplus assets of the company, a liquidation distribution per share equal to the applicable redemption price detailed in the table above, together with an amount equal to dividends for the then current dividend period accrued to the date of payment, before any distribution or payment may be made to holders of the ordinary shares as regards participation in the surplus assets of the company.

Except as described above, the holders of the non-cumulative preference shares have no right to participate in the surplus assets of the company.

Holders of the non-cumulative preference shares are not entitled to receive notice of or attend general meetings of the company except if any resolution is proposed for adoption by the shareholders of the company to vary or abrogate any of the rights attaching to the non-cumulative preference shares or proposing the winding-up or liquidation of the company. In any such case, they are entitled to receive notice of and to attend the general meeting of shareholders at which such resolution is to be proposed and are entitled to speak and vote on such resolution (but not on any other resolution). In addition, in the event that, prior to any general meeting of shareholders, the company has failed to pay in full the three most recent quarterly dividend payments due on the non-cumulative dollar preference shares (other than Series U), the two most recent semi-annual dividend payments due on the non-cumulative convertible dollar preference shares and the most recent dividend payments due on the non-cumulative euro preference shares, the non-cumulative sterling preference shares, the Series U non-cumulative dollar preference shares and the non-cumulative convertible sterling preference shares, the holders shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters together with the holders of the ordinary shares. In these circumstances only, the rights of the holders of the non-cumulative preference shares so to vote shall continue until the company shall have resumed the payment in full of the dividends in arrears.

The Group has undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (excluding companies in the RBS Holdings N.V. Group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 for a period of two years thereafter ("the Deferral Period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the Deferral Period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

30 Reserves

On 1 January 2008, the merger reserve comprised the premium on shares issued to acquire NatWest less goodwill amortisation charged under previous GAAP. No share premium was recorded in the company financial statements through the operation of the merger relief provisions of the Companies Act 1985.

UK law prescribes that only the reserves of the company are taken into account for the purpose of making distributions and in determining the permissible applications of the share premium account.

The Group optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the company or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

Paid-in equity represents notes issued under the company's euro medium term note programme with an initial par value of US$1,600 million and CAD600 million that are classified as equity under IFRS. The notes attract coupons of 6.99% and 6.666% respectively until October 2017 when they change to 2.67% above the London interbank offered rate for 3-month US dollar deposits and 2.76% above the Canadian dollar offered rate respectively. Paid-in equity of US$1,036 million was repurchased in April 2009 and CAD279 million was repurchased in May 2010 as part of the liability management exercises.

Under the arrangements for the placing and open offer in December 2008, the company issued shares in exchange for shares in Encuentro Limited. No share premium was recorded in the company financial statements through the operation of the merger relief provisions of the Companies Act 2006. The subsequent redemption of these shares gave rise to distributable profits of £14,273 million which were transferred from merger reserve to retained earnings.

Under the arrangements for accession to APS in December 2009, the company issued B shares in exchange for shares in Aonach Mor Limited. No share premium was recorded in the company financial statements through the operation of the merger relief provisions of the Companies Act 2006. The subsequent redemption of some of these shares gave rise to distributable profits of £12,250 million (2009 - £9,950 million) which were transferred from merger reserve to retained earnings.

At 31 December 2010, 1,717,095,004 (2009 - 138,695,912) ordinary shares of 25p each of the company were held by Employee Share Trusts in respect of share awards and options granted to employees.

31 Leases

Year in which receipt will occur	Group				
	Finance lease contracts and hire purchase agreements				Operating lease assets:
	Gross amounts £m	Present value adjustments £m	Other movements £m	Present value £m	Future minimum lease rentals £m
2010					
Within 1 year	3,559	(309)	(20)	3,230	997
After 1 year but within 5 years	7,833	(795)	(245)	6,793	2,388
After 5 years	7,843	(2,763)	(263)	4,817	998
Total	19,235	(3,867)	(528)	14,840	4,383
2009					
Within 1 year	3,617	(534)	(30)	3,053	781
After 1 year but within 5 years	8,582	(1,890)	(212)	6,480	2,514
After 5 years	11,251	(2,461)	(334)	8,456	1,018
Total	23,450	(4,885)	(576)	17,989	4,313
2008					
Within 1 year	3,783	(784)	(24)	2,975	918
After 1 year but within 5 years	9,843	(2,288)	(162)	7,393	2,479
After 5 years	12,962	(3,124)	(385)	9,453	1,141
Total	26,588	(6,196)	(571)	19,821	4,538

	Group		
	2010 £m	2009 £m	2008 £m
Nature of operating lease assets on the balance sheet			
Transportation	6,162	6,039	5,883
Cars and light commercial vehicles	1,016	1,352	1,199
Other	208	403	617
	7,386	7,794	7,699
Amounts recognised as income and expense			
Finance leases - contingent rental income	(160)	(139)	(37)
Operating leases - minimum rentals payable	519	556	566
Finance lease contracts and hire purchase agreements			
Accumulated allowance for uncollectable minimum receivables	401	313	213

Residual value exposures

The tables below give details of the unguaranteed residual values included in the carrying value of finance lease receivables (see pages 300 to 303) and operating lease assets (see pages 338 and 339).

	Year in which residual value will be recovered				
2010	Within 1 year £m	After 1 year but within 2 years £m	After 2 years but within 5 years £m	After 5 years £m	Total £m
Operating leases					
- transportation	357	457	1,834	2,097	4,745
- cars and light commercial vehicles	503	109	100	9	721
- other	30	20	39	13	102
Finance lease contracts	20	41	131	263	455
Hire purchase agreements	—	3	70	—	73
	910	630	2,174	2,382	6,096
2009					
Operating leases					
- transportation	164	327	1,607	2,255	4,353
- cars and light commercial vehicles	624	134	113	7	878
- other	31	32	40	7	110
Finance lease contracts	23	35	96	313	467
Hire purchase agreements	7	20	61	21	109
	849	548	1,917	2,603	5,917
2008					
Operating leases					
- transportation	794	130	1,701	2,103	4,728
- cars and light commercial vehicles	577	195	182	8	962
- other	112	35	48	8	203
Finance lease contracts	24	29	99	341	493
Hire purchase agreements	—	9	25	44	78
	1,507	398	2,055	2,504	6,464

The Group provides asset finance to its customers through acting as a lessor. It purchases plant, equipment and intellectual property, renting them to customers under lease arrangements that, depending on their terms, qualify as either operating or finance leases.

32 Collateral and securitisations

Securities repurchase agreements and lending transactions

The Group enters into securities repurchase agreements and securities lending transactions under which it receives or transfers collateral in accordance with normal market practice. Generally, the agreements require additional collateral to be provided if the value of the securities falls below a predetermined level.

Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

The fair value (and carrying value) of securities transferred under repurchase transactions included within debt securities on the balance sheet were £80.1 billion (2009 - £66.9 billion; 2008 - £80.6 billion). All of these securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £94.3 billion (2009 - £74.0 billion; 2008 - £89.3 billion), of which £93.5 billion (2009 - £73.0 billion; 2008 - £49.0 billion) had been resold or repledged as collateral for the Group's own transactions.

Securitisations and other asset transfers

Continued recognition

The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities for those securitisations (see page 217) and other asset transfers where substantially all the risks and rewards of the asset have been retained by the Group.

	2010		2009		2008	
Asset type	Assets £m	Liabilities £m	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Residential mortgages	76,212	18,215	69,927	15,937	55,714	20,075
Credit card receivables	3,993	34	2,975	1,592	3,004	3,197
Other loans	30,988	974	36,448	1,010	1,679	1,071
Commercial paper conduits	20,014	17,320	27,366	25,583	49,857	48,684
Finance lease receivables	510	510	597	597	1,077	857
	131,717	37,053	137,313	44,719	111,331	73,884

Refer to page 218 for additional analysis on commercial paper conduits.

Assets are significantly greater than liabilities, as all notes issued by funding related own asset securitisation SPEs are purchased by Group companies.

Continuing involvement

At 31 December 2010, securitised assets were £2.3 billion (2009 - £3.1 billion; 2008 - £1.1 billion); retained interest £286.1 million (2009 - £101.9 million; 2008 - £50.6 million); subordinated assets £4.2 million (2009 - £90.7 million; 2008 - £9.0 million); and related liabilities £4.2 million (2009 - £32.7 million; 2008 - £9.0 million).

Other collateral given

Group assets pledged against Group liabilities	2010 £m	2009 £m	2008 £m
Loans and advances to banks	27,271	25,712	43,126
Loans and advances to customers	46,352	38,924	53,894
Debt securities	7,200	8,723	13,191
	80,823	73,359	110,211

Liabilities secured by Group assets	2010 £m	2009 £m	2008 £m
Deposits by banks	10,565	12,724	15,429
Customer accounts	3,599	3,319	10,907
Debt securities in issue	—	1,237	109
Derivatives	93,570	65,225	137,667
	107,734	82,505	164,112

33 Capital resources

The Group's regulatory capital resources in accordance with Financial Services Authority (FSA) definitions were as follows:

Composition of regulatory capital	2010 £m	2009 £m	2008 £m
Tier 1			
Ordinary and B shareholders' equity	70,388	69,890	45,525
Non-controlling interests	1,719	16,895	21,619
Adjustments for:			
- goodwill and other intangible assets - continuing businesses	(14,448)	(17,847)	(20,049)
- goodwill and other intangible assets - discontinued businesses	—	(238)	—
- unrealised losses on available-for-sale (AFS) debt securities	2,061	1,888	3,687
- reserves arising on revaluation of property and unrealised gains on AFS equities	(25)	(207)	(984)
- reallocation of preference shares and innovative securities	(548)	(656)	(1,813)
- other regulatory adjustments*	(1,097)	(1,184)	(362)
Less excess of expected losses over provisions net of tax	(1,900)	(2,558)	(770)
Less securitisation positions	(2,321)	(1,353)	(663)
Less APS first loss	(4,225)	(5,106)	—
Core Tier 1 capital	49,604	59,524	46,190
Preference shares	5,410	11,265	16,655
Innovative Tier 1 securities	4,662	5,213	7,383
Tax on the excess of expected losses over provisions	758	1,020	308
Less material holdings	(310)	(601)	(689)
Total Tier 1 capital	60,124	76,421	69,847
Tier 2			
Reserves arising on revaluation of property and unrealised gains on AFS equities	25	207	984
Collective impairment provisions	778	796	666
Perpetual subordinated debt	1,852	4,950	9,829
Term subordinated debt	16,745	20,063	23,162
Non-controlling and other interests in Tier 2 capital	11	11	11
Less excess of expected losses over provisions	(2,658)	(3,578)	(1,078)
Less securitisation positions	(2,321)	(1,353)	(662)
Less material holdings	(310)	(601)	(689)
Less APS first loss	(4,225)	(5,106)	—
Total Tier 2 capital	9,897	15,389	32,223
Tier 3	—	—	260
Supervisory deductions			
Unconsolidated investments			
- RBS Insurance	(3,962)	(4,068)	(3,628)
- other investments	(318)	(404)	(416)
Other deductions	(452)	(93)	(111)
Deductions from total capital	(4,732)	(4,565)	(4,155)
Total regulatory capital	65,289	87,245	98,175
*Includes reduction for own liabilities carried at fair value	(1,182)	(1,057)	(1,159)

It is the Group's policy to maintain a strong capital base, to expand it as appropriate and to utilise it efficiently throughout its activities to optimise the return to shareholders while maintaining a prudent relationship between the capital base and the underlying risks of the business. In carrying out this policy, the Group has regard to the supervisory requirements of the FSA. The FSA uses Risk Asset Ratio (RAR) as a measure of capital adequacy in the UK banking sector, comparing a bank's capital resources with its risk-weighted assets (the assets and off-balance sheet exposures are 'weighted' to reflect the inherent credit and other risks); by international agreement, the RAR should be not less than 8% with a Tier 1 component of not less than 4%. The Group has complied with the FSA's capital requirements throughout the year.

A number of subsidiaries and sub-groups within the Group, principally banking and insurance entities, are subject to various individual regulatory capital requirements in the UK and overseas.

34 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

	Group						
	Less than 1 year £m	More than 1 year but less than 3 years £m	More than 3 years but less than 5 years £m	Over 5 years £m	2010 £m	2009 £m	2008 £m
Contingent liabilities							
Guarantees and assets pledged as collateral security	20,044	5,220	2,178	3,659	31,101	40,008	49,262
Other contingent liabilities	6,058	2,877	1,235	2,084	12,254	14,012	22,275
	26,102	8,097	3,413	5,743	43,355	54,020	71,537
Commitments							
Undrawn formal standby facilities, credit lines and other commitments to lend							
- less than one year	117,581	—	—	—	117,581	127,423	166,572
- one year and over	22,258	80,267	26,931	19,785	149,241	164,211	185,826
Other commitments	1,623	161	2,366	4	4,154	6,007	9,326
	141,462	80,428	29,297	19,789	270,976	297,641	361,724

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group's maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to the Group's normal credit approval processes.

Contingent liabilities

Guarantees - the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer's obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities - these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties and indemnities.

Commitments

Commitments to lend - under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments - these include documentary credits, which are commercial letters of credit providing for payment by the Group to a named beneficiary against presentation of specified documents, forward asset purchases, forward deposits placed and undrawn note issuance and revolving underwriting facilities, and other short-term trade related transactions.

Contractual obligations for future expenditure not provided for in the accounts

The following table shows contractual obligations for future expenditure not provided for in the accounts at the year end.

	Group		
	2010 £m	2009 £m	2008 £m
Operating leases			
Minimum rentals payable under non-cancellable leases (1)			
- within 1 year	497	479	579
- after 1 year but within 5 years	1,515	1,691	1,727
- after 5 years	2,892	3,055	3,299
	4,904	5,225	5,605
Property, plant and equipment			
Contracts to buy, enhance or maintain investment properties	2	—	7
Contracts to buy assets to be leased under operating leases (2)	2,585	2,724	6,063
Other capital expenditure	150	89	128
	2,737	2,813	6,198
Contracts to purchase goods or services (3)	397	665	2,127
	8,038	8,703	13,930

Notes:
(1) Predominantly property leases.
(2) Of which due within 1 year: £263 million (2009 - £370 million; 2008 - £3,769 million).
(3) Of which due within 1 year: £283 million (2009 - £480 million; 2008 - £1,129 million).

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements. The Group earned fee income of £629 million (2009 - £1,355 million; 2008 - £1,442 million) from these activities.

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS), the UK's statutory fund of last resort for customers of authorised financial services firms, pays compensation if a firm is unable to meet its obligations. The FSCS funds compensation for customers by raising management expenses levies and compensation levies on the industry. In relation to protected deposits, each deposit-taking institution contributes towards these levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March), subject to annual maxima set by the Financial Services Authority (FSA). In addition, the FSCS has the power to raise levies ('exit levies') on firms who have ceased to participate in the scheme and are in the process of ceasing to be authorised for the amount that the firm would otherwise have been asked to pay during the relevant levy year. The FSCS also has the power to raise exit levies on such firms which look at their potential liability to pay levies in future years.

The FSCS has borrowed from HM Treasury to fund the compensation costs associated with Bradford & Bingley, Heritable Bank, Kaupthing Singer & Friedlander, Landsbanki 'Icesave' and London Scottish Bank plc. These borrowings are on an interest-only basis until 31 March 2012. The annual limit on the FSCS interest and management expenses levy for the period September 2008 to March 2012 in relation to these institutions has been capped at £1 billion per annum.

The FSCS will receive funds from asset sales, surplus cash flow, or other recoveries in relation to these institutions which will be used to reduce the principal amount of the FSCS's borrowings. After the interest only period a schedule for repayment of any outstanding borrowings will be agreed between the FSCS and HM Treasury in the light of market conditions at that time and the FSCS will begin to raise compensation levies (principal repayments). No provision has been made for these levies as the amount is not yet known.

The Group has accrued £144 million for its share of FSCS management expenses levies for the 2010/11 and 2011/12 scheme years.

34 Memorandum items continued

Bank levy

In his 22 June 2010 budget statement, the Chancellor announced that the UK Government will introduce an annual bank levy. The Finance Bill 2011 contains details of how the levy will be calculated and collected. The levy will be collected through the existing quarterly Corporation Tax collection mechanism starting with payment dates on or after the date the Finance Bill 2011 receives Royal Assent.

The levy will be based upon the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period. In determining the chargeable equity and liabilities the following amounts are excluded: Tier 1 capital; certain "protected deposits" (for example those protected under the Financial Services Compensation Scheme); liabilities that arise from certain insurance business within banking groups; liabilities in respect of currency notes in circulation; Financial Services Compensation Scheme liabilities; liabilities representing segregated client money; and deferred tax liabilities, current tax liabilities, liabilities in respect of the levy, revaluation of property liabilities, liabilities representing the revaluation of business premises and defined benefit retirement liabilities. It will also be permitted in specified circumstances to reduce certain liabilities by: netting against them certain assets; offsetting assets on the relevant balance sheets that would qualify as high quality liquid assets (in accordance with the FSA definition); and repo liabilities secured against sovereign and supranational debt.

The levy will be set at a rate of 0.075 per cent from 2011. Three different rates apply during 2011, these average to 0.075 per cent. Certain liabilities will be subject to only a half rate, namely: any deposits not otherwise excluded (except for those from financial institutions and financial traders); and liabilities with a maturity greater than one year at the balance sheet date. The levy will not be charged on the first £20 billion of chargeable liabilities.

If the levy had been applied to the balance sheet at 31 December 2010, the cost of the levy to RBS Group would be in the region of £350 million to £400 million in 2011.

Litigation

As a participant in the financial services industry, RBS Group operates in a legal and regulatory environment that exposes it to potentially significant litigation risks. As a result, the company and other members of RBS Group are involved in various disputes and legal proceedings in the United Kingdom, the United States and other jurisdictions, including litigation. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, particularly in the earlier stages of a case.

Other than as set out in this section "Litigation", so far as RBS Group is aware, no member of RBS Group is or has been engaged in or has pending or threatened any governmental, legal or arbitration proceedings which may have or have had in the recent past (covering the 12 months immediately preceding the date of this document) a significant effect on RBS Group's financial position or profitability.

Unarranged overdraft charges

In the US, Citizens Financial Group, in common with other US banks, has been named as a defendant in a class action asserting that Citizens charges excessive overdraft fees. The plaintiffs claim that overdraft fees resulting from point of sale and automated teller machine (ATM) transactions violate the duty of good faith implied in Citizens' customer account agreement and constitute an unfair trade practice. RBS Group considers that it has substantial and credible legal and factual defences to these claims and will defend them vigorously. RBS Group is unable reliably to estimate the liability, if any, that might arise or its effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

Shareholder litigation

RBS Group and a number of its subsidiaries and certain individual officers and directors have been named as defendants in a class action filed in the United States District Court for the Southern District of New York. The consolidated amended complaint alleges certain false and misleading statements and omissions in public filings and other communications during the period 1 March 2007 to 19 January 2009, and variously asserts claims under Sections 11, 12 and 15 of the US Securities Act of 1933, Sections 10 and 20 of the US Securities Exchange Act of 1934 ("Exchange Act") and Rule 10b-5 thereunder.

The putative class is composed of (1) all persons who purchased or otherwise acquired RBS Group ordinary securities and US American depositary receipts (ADRs) between 1 March 2007 and 19 January 2009; and/or (2) all persons who purchased or otherwise acquired RBS Group Series Q, R, S, T and/or U non-cumulative dollar preference shares issued pursuant or traceable to the 8 April 2005 US Securities and Exchange Commission (SEC) registration statement and were damaged thereby. Plaintiffs seek unquantified damages on behalf of the putative class.

On 11 January 2011, the District Court dismissed all claims except those based on the purchase of RBS Group Series Q, R, S, T, and/or U non-cumulative dollar preference shares. The Court has not yet considered potential grounds for dismissal of the remaining claims, and directed RBS Group to re-file its motion to dismiss those claims within 45 days of its ruling. On 28 January 2011, a new complaint was filed asserting claims under Sections 10 and 20 of the Exchange Act on behalf of a putative class of purchasers of ADRs.

RBS Group has also received notification of similar prospective claims in the United Kingdom and elsewhere but no court proceedings have been commenced in relation to these claims.

RBS Group considers that it has substantial and credible legal and factual defences to the remaining and prospective claims and will defend them vigorously. RBS Group is unable to reliably estimate the liability, if any, that might arise or its effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

Other securitisation and securities related litigation in the United States

RBS Group companies have been named as defendants in a number of purported class actions and other lawsuits in the United States that relate to the securitisation and securities underwriting businesses. In general, the cases involve the issuance of mortgage backed securities, collateralised debt obligations, or public debt or equity where the plaintiffs have brought actions against the issuers and underwriters of such securities (including RBS Group companies) claiming that certain disclosures made in connection with the relevant offerings of such securities were false or misleading with respect to alleged "sub-prime" mortgage exposure. RBS Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. RBS Group cannot at this stage reliably estimate the liability, if any, that may arise as a result of or in connection with these lawsuits, individually or in the aggregate, or their effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period.

World Online International N.V.

In November 2009, the Supreme Court in the Netherlands gave a declaratory judgment against World Online International N.V., Goldman Sachs International and ABN AMRO Bank N.V. (now known as The Royal Bank of Scotland N.V.) ("RBS NV") in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgment does not establish liability or the amount of any loss. The defendant banks have agreed to pay settlement sums to certain investors. RBS Group does not believe that such settlements or any final liability or loss will have a significant effect on RBS Group's financial position or profitability.

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC filed a claim against RBS NV for $270 million. This is a clawback action similar to claims filed against six other institutions in December. RBS NV (or its subsidiaries) invested in Madoff funds through feeder funds. The Trustee alleges that RBS NV received $71 million in redemptions from the feeder funds and $200 million from its swap counterparties while RBS NV "knew or should have known of Madoff's possible fraud." The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff's estate. RBS Group considers that it has substantial and credible legal and factual defences to the claim and intends to defend it vigorously.

Summary of other disputes, legal proceedings and litigation

Members of RBS Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. RBS Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of any of these other claims and proceedings will have significant effect on RBS Group's financial position or profitability in any particular period.

Investigations

RBS Group's businesses and financial condition can be affected by the fiscal or other policies and other actions of various governmental and regulatory authorities in the United Kingdom, the European Union, the United States and elsewhere. RBS Group has engaged, and will continue to engage, in discussions with relevant regulators, including in the United Kingdom and the United States, on an ongoing and regular basis regarding operational, systems and control evaluations and issues, including those related to compliance with applicable anti-bribery, anti-money laundering and applicable sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by the regulators, increased costs being incurred by RBS Group, remediation of systems and controls, public or private censure, restriction of RBS Group's business activities or fines. Any of these events or circumstances could have a significant effect on RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Political and regulatory scrutiny of the operation of retail banking and consumer credit industries in the United Kingdom and elsewhere continues. The nature and impact of future changes in policies and regulatory action are not predictable and are beyond RBS Group's control but could have a significant effect on RBS Group's businesses and earnings.

Retail banking

In the European Union, regulatory actions included an inquiry into retail banking initiated on 13 June 2005 in all of the then 25 member states by the European Commission's Directorate General for Competition. The inquiry examined retail banking in Europe generally. On 31 January 2007, the European Commission (EC) announced that barriers to competition in certain areas of retail banking, payment cards and payment systems in the European Union had been identified. The EC indicated that it will consider using its powers to address these barriers and will encourage national competition authorities to enforce European and national competition laws where appropriate. In addition, in late 2010, the EC launched an initiative pressing for increased transparency of bank fees.

Multilateral interchange fees

In 2007, the EC issued a decision that while interchange is not illegal per se, MasterCard's current multilateral interchange fee (MIF) arrangement for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the European Union are in breach of competition law. MasterCard was required by the decision to withdraw the relevant cross-border MIF (i.e. set these fees to zero) by 21 June 2008.

34 Memorandum items continued

MasterCard appealed against the decision to the European Court of First Instance on 1 March 2008, and RBS Group has intervened in the appeal proceedings. In addition, in summer 2008, MasterCard announced various changes to its scheme arrangements. The EC was concerned that these changes might be used as a means of circumventing the requirements of the infringement decision. In April 2009, MasterCard agreed an interim settlement on the level of cross-border MIFs with the EC pending the outcome of the appeal process and, as a result, the EC has advised it will no longer investigate the non-compliance issue (although MasterCard is continuing with its appeal).

Visa's cross-border MIFs were exempted in 2002 by the EC for a period of five years up to 31 December 2007 subject to certain conditions. On 26 March 2008, the EC opened a formal inquiry into Visa's current MIF arrangements for cross border payment card transactions with Visa branded debit and consumer credit cards in the European Union and on 6 April 2009 the EC announced that it had issued Visa with a formal Statement of Objections. At the same time Visa announced changes to its interchange levels and introduced some changes to enhance transparency. There is no deadline for the closure of the inquiry. However, on 26 April 2010 Visa announced it had reached an agreement with the EC as regards immediate cross border debit card MIF rates only and in December 2010 the commitments were finalised for a four year period commencing December 2010 under Article 9 of Regulation 1/2003. The EC is continuing its investigations into Visa's cross border MIF arrangements for deferred debit and credit transactions.

In the UK, the OFT has carried out investigations into Visa and MasterCard domestic credit card interchange rates. The decision by the OFT in the MasterCard interchange case was set aside by the Competition Appeal Tribunal (the CAT) in June 2006. The OFT's investigations in the Visa interchange case and a second MasterCard interchange case are ongoing. On 9 February 2007, the OFT announced that it was expanding its investigation into domestic interchange rates to include debit cards. In January 2010 the OFT advised that it did not anticipate issuing a Statement of Objections prior to the European General Court's judgment, although it has reserved the right to do so if it considers it appropriate.

The outcome of these investigations is not known, but they may have a significant effect on the consumer credit industry in general and, therefore, on RBS Group's business in this sector.

Payment Protection Insurance

Having conducted a market study relating to Payment Protection Insurance (PPI), on 7 February 2007 the OFT referred the PPI market to the Competition Commission (CC) for an in-depth inquiry. The CC published its final report on 29 January 2009 and announced its intention to order a range of remedies, including a prohibition on actively selling PPI at point of sale of the credit product (and for 7 days thereafter), a ban on single premium policies and other measures to increase transparency (in order to improve customers' ability to search and improve price competition). Barclays Bank PLC subsequently appealed certain CC findings to the CAT. On 16 October 2009, the CAT handed down a judgment quashing the ban on selling PPI at the point of sale of credit products and remitted the matter back to the CC for review. On 14 May 2010, the CC published its Provisional Decision following its review of remedies in the PPI market indicating that the CC still intends to impose a prohibition on selling PPI at point of sale of the credit product. On 14 October 2010, the CC published its final decision on remedies following the remittal which confirmed the point of sale prohibition. The CC intends to make the final order in the first quarter of 2011, with the key measures coming into force in October 2011 and April 2012.

The Financial Services Authority (FSA) has been conducting a broad industry thematic review of PPI sales practices and in September 2008, the FSA announced that it intended to escalate its level of regulatory intervention. Substantial numbers of customer complaints alleging the mis-selling of PPI policies have been made to banks and to the Financial Ombudsman Service (FOS) and many of these are being upheld by the FOS against the banks.

Following unsuccessful negotiations with the industry, the FSA issued consultation papers on PPI complaint handling and redress in September 2009 and again in March 2010. The FSA published its final policy statement on 10 August 2010 and instructed firms to implement the measures contained in it by 1 December 2010. The new rules impose significant changes with respect to the handling of mis-selling PPI complaints. On 8 October 2010, the British Bankers' Association filed an application for judicial review of the FSA's policy statement and of related guidance issued by the FOS. The court hearing took place from 25 to 28 January 2011 and judgment is awaited. RBS Group is unable to reliably estimate the liability, if any, that might arise from this litigation or its effect on RBS Group's consolidated net assets, operating results or cash flows in any particular period. Separately, discussions continue between the FSA and RBS Group in respect of concerns expressed by the FSA over certain categories of historical PPI sales.

Gender equality in insurance contracts

A ruling is expected in March 2011 from the European Court of Justice (ECJ) in a case relating to gender equality in the pricing of and the provision of benefits under insurance contracts and whether a person's gender can be used as one of the factors in calculating insurance premiums. At this stage, it is not possible to estimate the effect, if any, which the ECJ's ruling may have on the Group.

Personal current accounts

On 16 July 2008, the OFT published the results of its market study into Personal Current Accounts (PCA) in the United Kingdom. The OFT found evidence of competition and several positive features in the personal current account market but believed that the market as a whole was not working well for consumers and that the ability of the market to function well had become distorted.

On 7 October 2009, the OFT published a follow-up report summarising the initiatives agreed between the OFT and personal current account providers to address the OFT's concerns about transparency and switching, following its market study. Personal current account providers will take a number of steps to improve transparency, including providing customers with an annual summary of the cost of their account and making charges prominent on monthly statements. To improve the switching process, a number of steps are being introduced following work with BACS, the payment processor, including measures to reduce the impact on consumers of any problems with transferring direct debits.

On 22 December 2009, the OFT published a further report in which it stated that it continued to have significant concerns about the operation of the personal current account market in the United Kingdom, in particular in relation to unarranged overdrafts, and that it believed that fundamental changes are required for the market to work in the best interests of bank customers. The OFT stated that it would discuss these issues intensively with banks, consumer groups and other organisations, with the aim of reporting on progress by the end of March 2010. On 16 March 2010, the OFT announced that it had secured agreement from the banks on four industry-wide initiatives, namely minimum standards on the operation of opt-outs from unarranged overdrafts, new working groups on information sharing with customers, best practice for PCA customers in financial difficulties and incurring charges, and PCA providers to publish their policies on dealing with PCA customers in financial difficulties. The OFT also announced its plan to conduct six-monthly ongoing reviews, to fully review the market again in 2012 and to undertake a brief analysis on barriers to entry. The first six-monthly ongoing review was completed in September 2010. The OFT noted progress in the areas of switching, transparency and unarranged overdrafts for the period March to September 2010, as well as highlighting further changes the OFT expects to see in the market. The next progress report is expected to be published by the OFT in March 2011.

On 26 May 2010, the OFT announced its review of barriers to entry. The review concerns retail banking for individuals and small and medium size enterprises (up to £25 million turnover) and will look at products which require a banking licence to sell mortgages, loan products and, where appropriate, other products such as insurance or credit cards where cross-selling may facilitate entry or expansion. The OFT published its report in November 2010. It advised that it expected its review to be relevant to the Independent Commission on Banking, the FSA, HM Treasury and the Department for Business, Innovation and Skills and to the devolved governments in the United Kingdom. The OFT has not indicated whether it will undertake any further work. The report maintained that barriers to entry remain, in particular regarding switching, branch networks and brands. At this stage, it is not possible to estimate the effect of the OFT's report and recommendations regarding barriers to entry upon RBS Group.

Equity underwriting

On 10 June 2010, the OFT announced its intention to conduct a market study into equity underwriting and related services and sought views on scope by 9 July 2010. The OFT study was formally launched on 6 August 2010. The OFT undertook to examine the underwriting services for the different types of share issue used by FTSE 350 firms to raise capital in the UK including rights issues, placings and follow-on offers but excluding initial public offerings. The OFT has been looking at the way that the market works and the following three key issues: (i) how underwriting services are purchased; (ii) how underwriting services are provided; and (iii) how the regulatory environment affects the provision of underwriting services. The OFT published its report on 27 January 2011 identifying certain concerns around the level of equity underwriting fees. The OFT has identified a number of options which would enable companies and institutional shareholders to address these concerns and allow them to drive greater competition in the market. It is currently consulting on its provisional decision not to refer the market to the CC. RBS Group is engaged in the OFT market study and it is not possible to estimate with any certainty what effect this study and any related developments may have on RBS Group, its business or results of operations.

Independent Commission on Banking

On 16 June 2010, HM Treasury published the terms of reference for the Government's Independent Commission on Banking (ICB). The ICB is considering the structure of the United Kingdom banking sector and is looking at structural and non-structural measures to reform the banking system and to promote competition. It is mandated to formulate policy recommendations with a view to: (i) reducing systemic risk in the banking sector, exploring the risk posed by banks of different size, scale and function; (ii) mitigating moral hazard in the banking system; (iii) reducing the likelihood and impact of a bank's failure; and (iv) promoting competition in retail and investment banking with a view to ensuring that the needs of banks' customers are served efficiently and considering the extent to which large banks can gain competitive advantage from being perceived as "too big to fail".

The ICB reports to the Cabinet Committee on Banking Reform and is required to produce a final report by the end of September 2011. RBS Group has responded to the call for evidence by the ICB. In addition it has attended a private hearing, as well as public hearings in Edinburgh and Cardiff in December 2010. An issues paper by the ICB is expected in spring 2011. At this stage it is not possible to estimate the effect of the ICB's report and recommendations upon RBS Group, if any.

US dollar clearing activities

In May 2010, following a criminal investigation by the United States Department of Justice (DoJ) into its dollar clearing activities, Office of Foreign Assets Control compliance procedures and other Bank Secrecy Act compliance matters, RBS NV formally entered into a Deferred Prosecution Agreement (DPA) with the DoJ resolving the investigation. The investigation was in relation to activities before the Consortium Members acquired ABN AMRO Holding N.V. (now known as RBS Holdings N.V.). The agreement was signed by RBS NV and is binding on that entity and its subsidiaries. Pursuant to the DPA, RBS NV paid a penalty of US$500 million and agreed that it will comply with the terms of the DPA and continue to co-operate fully with any further investigations. Payment of the penalty was made from a provision established in April 2007 when an agreement in principle to settle was first announced. Upon satisfaction of the conditions of the DPA for the period of 12 months from May 2010, the matter will be fully resolved. Failure to comply with the terms of the DPA during the 12 month period could result in the DoJ recommencing its investigations, the outcome of which would be uncertain and could result in public censure and fines or have an adverse effect on RBS Holdings N.V.'s operations, any of which could have a material adverse effect on its business, reputation, results of operation and financial condition.

34 Memorandum items continued

Securitisation and collateralised debt obligation business

In September and October 2010, the SEC requested voluntary production of information concerning residential mortgage backed securities underwritten by subsidiaries of RBS Group during the period from September 2006 to July 2007 inclusive. In November 2010, the SEC commenced formal proceedings and requested testimony from RBS employees. The investigation is in its preliminary stages and it is difficult to predict any potential exposure that may result.

In June 2009, in connection with an investigation into the role of investment banks in the origination and securitisation of sub prime loans in Massachusetts, the Massachusetts Attorney General issued subpoenas to various banks, including an RBS Group subsidiary, seeking information related to residential mortgage lending practices and sales and securitisation of residential mortgage loans. This investigation is ongoing and RBS Group is co-operating.

Previously, in 2008, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained as part of the due diligence process from the independent due diligence firms. RBS Group completed its production of documents requested by the New York State Attorney General in 2009, principally producing documents related to loans that were pooled into one securitisation transaction. More recently, in September 2010, RBS Group subsidiaries received a request from the Nevada State Attorney General requesting information related to securitisations of mortgages issued by three specific originators. The investigation by the Nevada Attorney General is in the early stages and therefore it is difficult to predict the potential exposure from any such investigation. RBS Group and its subsidiaries are co-operating with these various investigations and requests.

US mortgages

RBS's Global Banking & Markets N.A. (GBM N.A.), has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage backed securities (RMBS). GBM N.A. did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, GBM N.A. generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, GBM N.A. made such representations and warranties itself. Where GBM N.A. has given those or other representations and warranties (whether relating to underlying loans or otherwise), GBM N.A. may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, GBM N.A. may be able to assert claims against third parties who provided representations or warranties to GBM N.A. when selling loans to it; although the ability to make recoveries against such parties and outcome of such claims would be uncertain. During the two-year period ended 31 December 2010, GBM N.A. has received approximately US$38 million in repurchase demands in respect of loans made and related securities sold where obligations in respect of contractual representations or warranties were undertaken by GBM N.A. However, repurchase demands presented to GBM N.A. are subject to challenge and, to date, GBM N.A. has rebutted a significant percentage of these claims.

GBM N.A. has been named as a defendant in a number of suits relating to its role as issuer and underwriter of RMBS (see section above 'other securitisation and securities related litigation in the United States'). Those lawsuits are in their early stages and we are not able to predict the outcome of such proceedings or their effect on the Group.

Citizens Financial Group (CFG) has not been an issuer or underwriter of non-agency RMBS. However, CFG is an originator and servicer of residential mortgages, and it routinely sells such mortgage loans in the secondary market and to GSEs. In the context of such sales, CFG makes certain representations and warranties regarding the characteristics of the underlying loans and, as a result, may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of the representations and warranties concerning the underlying loans. During the two-year period ended 31 December 2010, CFG has received approximately US$26 million in repurchase demands in respect of loans originated. However, repurchase demands presented to CFG are subject to challenge and, to date, CFG has rebutted a significant percentage of these claims.

Although there has been disruption in the ability of certain financial institutions operating in the United States to complete foreclosure proceedings in respect of US mortgage loans in a timely manner (or at all) over the last year (including as a result of interventions by certain states and local governments), to date, CFG has not been materially impacted by such disruptions and the Group has not ceased making foreclosures.

The Group cannot estimate what the future level of repurchase demands or ultimate exposure of GBM N.A. or CFG may be, and cannot give any assurance that the historical experience will continue in the future. Furthermore, the Group is unable estimate the extent to which the matters described above will impact it and future developments may have an adverse impact on the Group's business, financial condition, results of operations, cash flow and the value of its securities.

Other investigations

In April 2009, the FSA notified RBS Group that it was commencing a supervisory review of the acquisition of ABN AMRO in 2007 and the 2008 capital raisings and an investigation into conduct, systems and controls within the Global Banking & Markets division of RBS Group. RBS Group and its subsidiaries co-operated fully with this review and investigation. On 2 December 2010, the FSA confirmed that it had completed its investigation and had concluded that no enforcement action, either against RBS Group or against individuals, was warranted. RBS Group is engaging constructively with the FSA with regard to the publication of a report by the FSA relating to the supervisory review, subject to any necessary commercial constraints.

In July 2010, the FSA notified RBS Group that it was commencing an investigation into the sale by Coutts & Co of ALICO (American Life Insurance Company) Premier Access Bond Enhanced Variable Rate Fund to customers between 2001 and 2008 as well as its subsequent review of those sales. On 11 January 2011, the FSA amended the date range on which their investigation is focused and the investigation start date is now December 2003. RBS Group and its subsidiaries are co-operating fully with this investigation.

In the United States, RBS Group and certain subsidiaries have received requests for information from various governmental agencies, self-regulatory organisations, and state governmental agencies including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. In particular, during March 2008, RBS Group was advised by the SEC that it had commenced a non-public, formal investigation relating to RBS Group's United States sub-prime securities exposures and United States residential mortgage exposures. RBS Group and its subsidiaries are co-operating with these various requests for information and investigations.

The Federal Reserve and state banking supervisors have been reviewing RBS Group's US operations and RBS Group and its subsidiaries have been required to make improvements with respect to various matters, including enterprise-wide governance, Bank Secrecy Act and anti-money laundering compliance, risk management and asset quality. RBS Group is in the process of implementing measures for matters identified to date. RBS Group may become subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. Any limitations or conditions placed on RBS Group's activities in the United States, as well as the terms of any supervisory action applicable to RBS Group and its subsidiaries, could have a material adverse effect on RBS Group's business, results of operations and financial condition.

35 Net cash inflow/(outflow) from operating activities

	Group			Company		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Operating loss before tax - continuing operations	(399)	(2,647)	(25,691)	(4,471)	(1,286)	(10,017)
Operating loss before tax - discontinued operations	(541)	(49)	(10,937)	—	—	—
(Increase)/decrease in prepayments and accrued income	(67)	433	(921)	—	—	—
Interest on subordinated liabilities	500	1,490	2,144	462	537	499
(Decrease)/increase in accruals and deferred income	(1,915)	(1,538)	3,961	(1)	(1)	7
Provisions for impairment losses	9,298	14,950	8,072	—	—	—
Loans and advances written-off net of recoveries	(5,631)	(6,540)	(2,829)	—	—	—
Unwind of discount on impairment losses	(455)	(408)	(194)	—	—	—
Profit on sale of property, plant and equipment	(50)	(43)	(167)	—	—	—
Loss/(profit) on sale of subsidiaries and associates	107	135	(943)	—	—	(487)
Profit on sale of securities	(496)	(294)	(342)	—	—	—
Charge for defined benefit pension schemes	540	659	490	—	—	—
Pension scheme curtailment gains	(78)	(2,148)	—	—	—	—
Cash contribution to defined benefit pension schemes	(832)	(1,153)	(810)	—	—	—
Other provisions utilised	(211)	(159)	(32)	—	—	—
Depreciation and amortisation	2,220	2,809	3,154	—	—	—
Gain on redemption of own debt	(553)	(3,790)	—	(53)	(238)	—
Write-down of goodwill and other intangible assets	10	363	32,581	—	—	—
Write-down of investment in subsidiaries	—	—	—	5,124	5,139	14,321
Elimination of foreign exchange differences	(691)	12,217	(41,874)	272	(753)	1,778
Elimination of non-cash items on discontinued activities	—	—	592	—	—	—
Other non-cash items	875	1,404	2,167	—	21	2
Net cash inflow/(outflow) from trading activities	1,631	15,691	(31,579)	1,333	3,419	6,103
Decrease/(increase) in loans and advances to banks and customers	42,766	151,568	(5,469)	(6,300)	4,121	(15,542)
Decrease/(increase) in securities	8,723	(5,902)	75,964	(168)	(1,286)	—
Decrease/(increase) in other assets	445	(1,839)	(5,845)	105	(10)	(73)
Decrease/(increase) in derivative assets	10,741	544,744	(708,607)	(306)	(1)	(995)
Changes in operating assets	62,675	688,571	(643,957)	(6,669)	2,824	(16,610)
(Decrease)/increase in deposits by banks and customers	(24,794)	(131,685)	(78,166)	(78)	11,533	(4,064)
Increase/(decrease) in insurance liabilities	494	429	(186)	—	—	—
(Decrease)/increase in debt securities in issue	(28,493)	(34,528)	27,222	(3,020)	(1,828)	(1,794)
Increase/(decrease) in other liabilities	1,108	20	(8,869)	(267)	(66)	32
Increase/(decrease) in derivative liabilities	2,454	(540,540)	699,601	(215)	85	182
Increase/(decrease) in settlement balances and short positions	3,651	1,769	(37,864)	11	(11)	—
Changes in operating liabilities	(45,580)	(704,535)	601,738	(3,569)	9,713	(5,644)
Total income taxes received/(paid)	565	(719)	(1,540)	(133)	409	119
Net cash inflow/(outflow) from operating activities	19,291	(992)	(75,338)	(9,038)	16,365	(16,032)

36 Analysis of the net investment in business interests and intangible assets

Acquisitions and disposals

	Group		
	2010 £m	2009 £m	2008 £m
Fair value given for businesses acquired	(210)	(115)	(1,810)
Non-cash consideration	—	—	(17)
Net outflow of cash in respect of purchases	(210)	(115)	(1,827)
Other assets sold	4,539	896	739
Non-cash consideration	—	—	(103)
(Loss)/profit on disposal	(107)	(135)	943
Net inflow of cash in respect of disposals	4,432	761	1,579
Dividends received from joint ventures	7	21	89
Cash expenditure on intangible assets	(783)	(562)	2,411
Net inflow	3,446	105	2,252

The Group's reported results from continuing operations for 2009 and 2008 would not have been materially affected had all acquisitions occurred on 1 January 2008 or 1 January 2009. The profit on disposal in 2008 arose on the sales of Angel Trains, Tesco Personal Finance and the European Consumer Finance.

37 Interest received and paid

	Group			Company		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
Interest received	23,571	36,396	52,393	1,113	1,140	794
Interest paid	(9,823)	(21,224)	(31,614)	(712)	(866)	(1,325)
	13,748	15,172	20,779	401	274	(531)

38 Analysis of changes in financing during the year

	Group						Company					
	Share capital, share premium, paid-in equity and merger reserve			Subordinated liabilities			Share capital, share premium, paid-in equity and merger reserve			Subordinated liabilities		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
At 1 January	64,240	49,323	31,806	37,652	49,154	38,043	53,359	38,442	20,925	8,762	10,314	7,743
Issue of ordinary shares	1	—	49	—	—	—	1	—	49	—	—	—
Redemption of preference shares	117	(5,000)	—	—	—	—	117	(5,000)	—	—	—	—
Placing and open offers	—	5,274	19,741	—	—	—	—	5,274	19,741	—	—	—
Rights issue	—	—	12,000	—	—	—	—	—	12,000	—	—	—
Issue of B shares	—	25,101	—	—	—	—	—	12,801	—	—	—	—
Redemption of paid-in equity	(132)	(308)	—	—	—	—	(132)	(308)	—	—	—	—
Cancellation of non-voting deferred shares	(27)	—	—	—	—	—	(27)	—	—	—	—	—
Issue of subordinated liabilities	—	—	—	—	2,309	2,413	—	—	—	—	—	—
Repayment of subordinated liabilities	—	—	—	(1,588)	(5,145)	(1,727)	—	—	—	(98)	(458)	—
Net cash (outflow)/inflow from financing	(41)	25,067	31,790	(1,588)	(2,836)	686	(41)	12,767	31,790	(98)	(458)	—
Investment in subsidiaries	—	—	—	—	—	—	—	12,300	—	—	—	—
Transfer to retained earnings	(12,252)	(10,150)	(14,273)	—	—	—	(12,252)	(10,150)	(14,273)	—	—	—
Other adjustments including foreign exchange (1)	803	—	—	(9,011)	(8,666)	10,425	803	—	—	(616)	(1,094)	2,571
At 31 December	52,750	64,240	49,323	27,053	37,652	49,154	41,869	53,359	38,442	8,048	8,762	10,314

Note:
(1) The Group subordinated liabilities amount for 2010 includes £6.1 billion relating to the disposal of RFS Holdings minority interest.

39 Analysis of cash and cash equivalents

	Group			Company		
	2010 £m	2009 £m	2008 £m	2010 £m	2009 £m	2008 £m
At 1 January						
- cash	95,330	72,425	52,796	—	—	5
- cash equivalents	48,856	62,500	96,159	16,448	5,069	1,568
	144,186	134,925	148,955	16,448	5,069	1,573
Disposal of subsidiaries	(4,112)	—	(3,171)	—	—	—
Net cash inflow/(outflow)	12,456	9,261	(10,859)	(14,091)	11,379	3,496
At 31 December	152,530	144,186	134,925	2,357	16,448	5,069
Comprising:						
Cash and balances at central banks	56,590	51,811	12,007	—	—	—
Treasury bills and debt securities	5,672	15,818	15,623	—	—	—
Loans and advances to banks	90,268	76,557	107,295	2,357	16,448	5,069
Cash and cash equivalents	152,530	144,186	134,925	2,357	16,448	5,069

Certain subsidiary undertakings are required to maintain balances with the Bank of England which, at 31 December 2010, amounted to £424 million (2009 - £450 million; 2008 - £393 million). Certain subsidiary undertakings are required by law to maintain reserve balances with the Federal Reserve Bank in the US. Such reserve balances were nil at 31 December 2010, 2009 and 2008. RBS NV had mandatory reserve deposits of €1 million at 31 December 2010 (2009 - €6 million; 2008 - €3 million).

40 Segmental analysis

(a) Divisions

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. This includes the review of net interest income for each class of business - interest receivable and payable for all reportable segments is therefore presented net. Segments charge market prices for services rendered to other parts of the Group; funding charges between segments are determined by Group Treasury, having regard to commercial demands. The segment measure is operating profit/(loss) before tax, which differs from that reported previously in that it excludes fair value of own debt. Comparative data have been restated accordingly.

The Group's reportable segments are on a divisional basis as follows:

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through the RBS and NatWest networks of branches and ATMs in the United Kingdom, and also through telephone and internet channels.

UK Corporate is a leading provider of banking, finance, and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels. The product range includes asset finance through the Lombard brand.

Wealth provides private banking and investment services in the UK through Coutts & Co and Adam & Company; offshore banking through RBS International, NatWest Offshore and Isle of Man Bank; and international private banking through RBS Coutts.

Global Transaction Services (GTS) ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, and trade finance and commercial card products and services. It includes the Group's corporate money transmission activities in the United Kingdom and the United States.

Ulster Bank is the leading retail and business bank in Northern Ireland and the third largest banking group on the island of Ireland. It provides a comprehensive range of financial services. The Retail Markets division which has a network of 236 branches, operates in the personal and financial planning sectors. The Corporate Markets division provides services to SME business customers, corporates and institutional markets.

US Retail & Commercial provides financial services primarily through the Citizens and Charter One brands. US Retail & Commercial is engaged in retail and corporate banking activities through its branch network in 12 states in the United States and through non-branch offices in other states.

Global Banking & Markets (GBM) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organised along six principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit and mortgage markets and portfolio management and origination.

RBS Insurance provides a wide range of general insurance products to consumers through a number of well known brands including; Direct Line, Churchill and Privilege. It also provides insurance services for third party brands through its UKI Partnerships division. In the commercial sector, its NIG and Direct Line for Business operations provide insurance products for businesses via brokers or direct respectively. Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy. In addition to insurance services, RBS Insurance continues to provide support and reassurance to millions of UK motorists through its Green Flag breakdown recovery service and Tracker stolen vehicle recovery and telematics business.

Central items comprises Group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core Division manages separately assets that the Group intends to run off or dispose of. The division contains a range of businesses and asset portfolios primarily from the GBM division, linked to proprietary trading, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses, including regional markets businesses, that the Group has concluded are no longer strategic.

40 Segmental analysis continued

2010	Net interest income £m	Non-interest income £m	Total income £m	Operating expenses and insurance claims £m	Depreciation and amortisation £m	Impairment losses £m	Operating profit/(loss) £m
	Group						
UK Retail	4,078	1,412	5,490	(2,957)	(1)	(1,160)	1,372
UK Corporate	2,572	1,323	3,895	(1,498)	(173)	(761)	1,463
Wealth	609	447	1,056	(723)	(11)	(18)	304
Global Transaction Services	974	1,587	2,561	(1,459)	(5)	(9)	1,088
Ulster Bank	761	214	975	(573)	(2)	(1,161)	(761)
US Retail & Commercial	1,917	1,029	2,946	(2,024)	(99)	(517)	306
Global Banking & Markets	1,215	6,697	7,912	(4,281)	(116)	(151)	3,364
RBS Insurance	366	4,003	4,369	(4,641)	(23)	—	(295)
Central items	25	400	425	1,007	(852)	(3)	577
Core	12,517	17,112	29,629	(17,149)	(1,282)	(3,780)	7,418
Non-Core	1,683	1,350	3,033	(2,582)	(480)	(5,476)	(5,505)
	14,200	18,462	32,662	(19,731)	(1,762)	(9,256)	1,913
Reconciling items							
RFS Holdings minority interest	9	(151)	(142)	(9)	1	—	(150)
Fair value of own debt	—	174	174	—	—	—	174
Amortisation of purchased intangible assets	—	—	—	—	(369)	—	(369)
Integration and restructuring costs	—	—	—	(1,012)	(20)	—	(1,032)
Gain on redemption of own debt	—	553	553	—	—	—	553
Strategic disposals	—	171	171	—	—	—	171
Bonus tax	—	—	—	(99)	—	—	(99)
Asset Protection Scheme credit default swap - fair value changes	—	(1,550)	(1,550)	—	—	—	(1,550)
Write-down of goodwill and other intangible assets	—	—	—	(10)	—	—	(10)
	14,209	17,659	31,868	(20,861)	(2,150)	(9,256)	(399)
2009							
UK Retail	3,452	1,629	5,081	(3,170)	(3)	(1,679)	229
UK Corporate	2,292	1,290	3,582	(1,376)	(154)	(927)	1,125
Wealth	663	446	1,109	(645)	(11)	(33)	420
Global Transaction Services	912	1,575	2,487	(1,462)	(13)	(39)	973
Ulster Bank	780	254	1,034	(748)	(5)	(649)	(368)
US Retail & Commercial	1,775	949	2,724	(2,063)	(72)	(702)	(113)
Global Banking & Markets	2,375	8,683	11,058	(4,518)	(142)	(640)	5,758
RBS Insurance	354	4,106	4,460	(4,363)	(31)	(8)	56
Central items	(284)	617	333	1,053	(1,000)	(1)	385
Core	12,319	19,549	31,868	(17,292)	(1,431)	(4,678)	8,467
Non-Core	1,248	(3,549)	(2,301)	(2,593)	(442)	(9,221)	(14,557)
	13,567	16,000	29,567	(19,885)	(1,873)	(13,899)	(6,090)
Reconciling items							
RFS Holdings minority interest	(179)	(142)	(321)	(32)	(3)	—	(356)
Fair value of own debt	—	(142)	(142)	—	—	—	(142)
Amortisation of purchased intangible assets	—	—	—	—	(272)	—	(272)
Integration and restructuring costs	—	—	—	(1,268)	(18)	—	(1,286)
Gain on redemption of own debt	—	3,790	3,790	—	—	—	3,790
Strategic disposals	—	132	132	—	—	—	132
Bonus tax	—	—	—	(208)	—	—	(208)
Gains on pensions curtailment	—	—	—	2,148	—	—	2,148
Write-down of goodwill and other intangible assets	—	—	—	(363)	—	—	(363)
	13,388	19,638	33,026	(19,608)	(2,166)	(13,899)	(2,647)

2008	Group Net interest income £m	Non-interest income £m	Total income £m	Operating expenses and insurance claims £m	Depreciation and amortisation £m	Impairment losses £m	Operating profit/(loss) £m
UK Retail	3,187	1,935	5,122	(3,378)	(2)	(1,019)	723
UK Corporate	2,448	1,289	3,737	(1,487)	(150)	(319)	1,781
Wealth	578	481	1,059	(686)	(9)	(16)	348
Global Transaction Services	937	1,494	2,431	(1,372)	(3)	(54)	1,002
Ulster Bank	708	331	1,039	(715)	—	(106)	218
US Retail & Commercial	1,726	861	2,587	(1,471)	(151)	(437)	528
Global Banking & Markets	2,326	31	2,357	(3,736)	(252)	(522)	(2,153)
RBS Insurance	496	3,934	4,430	(3,767)	(37)	(42)	584
Central items	1,710	(2,073)	(363)	1,179	(685)	19	150
Core	14,116	8,283	22,399	(15,433)	(1,289)	(2,496)	3,181
Non-Core	1,648	(4,680)	(3,032)	(2,840)	(543)	(4,936)	(11,351)
	15,764	3,603	19,367	(18,273)	(1,832)	(7,432)	(8,170)
Reconciling items							
RFS Holdings minority interest	(282)	(29)	(311)	(100)	(66)	(7)	(484)
Fair value of own debt	—	1,232	1,232	—	—	—	1,232
Amortisation of purchased intangible assets	—	—	—	—	(443)	—	(443)
Integration and restructuring costs	—	—	—	(1,321)	(36)	—	(1,357)
Strategic disposals	—	442	442	—	—	—	442
Write-down of goodwill and other intangible assets	—	—	—	(16,911)	—	—	(16,911)
	15,482	5,248	20,730	(36,605)	(2,377)	(7,439)	(25,691)

Total income	2010 External £m	Inter segment £m	Total £m	2009 External £m	Inter segment £m	Total £m	2008 External £m	Inter segment £m	Total £m
UK Retail	5,513	(23)	5,490	5,157	(76)	5,081	5,499	(377)	5,122
UK Corporate	4,345	(450)	3,895	4,422	(840)	3,582	6,372	(2,635)	3,737
Wealth	562	494	1,056	409	700	1,109	(761)	1,820	1,059
Global Transaction Services	2,428	133	2,561	2,438	49	2,487	1,967	464	2,431
Ulster Bank	865	110	975	1,003	31	1,034	1,315	(276)	1,039
US Retail & Commercial	2,672	274	2,946	2,380	344	2,724	2,141	446	2,587
Global Banking & Markets	7,817	95	7,912	10,174	884	11,058	979	1,378	2,357
RBS Insurance	4,417	(48)	4,369	4,475	(15)	4,460	4,413	17	4,430
Central items	(400)	825	425	(1,577)	1,910	333	(4,042)	3,679	(363)
Core	28,219	1,410	29,629	28,881	2,987	31,868	17,883	4,516	22,399
Non-Core	4,451	(1,418)	3,033	616	(2,917)	(2,301)	1,620	(4,652)	(3,032)
	32,670	(8)	32,662	29,497	70	29,567	19,503	(136)	19,367
Reconciling items									
RFS Holdings minority interest	(150)	8	(142)	(251)	(70)	(321)	(447)	136	(311)
Fair value of own debt	174	—	174	(142)	—	(142)	1,232	—	1,232
Gain on redemption of own debt	553	—	553	3,790	—	3,790	—	—	—
Strategic disposals	171	—	171	132	—	132	442	—	442
Asset Protection Scheme credit default swap - fair value changes	(1,550)	—	(1,550)	—	—	—	—	—	—
	31,868	—	31,868	33,026	—	33,026	20,730	—	20,730

40 Segmental analysis continued

Total revenue	2010 External £m	2010 Inter segment £m	2010 Total £m	2009 External £m	2009 Inter segment £m	2009 Total £m	2008 External £m	2008 Inter segment £m	2008 Total £m
UK Retail	6,998	401	7,399	7,156	599	7,755	8,416	1,652	10,068
UK Corporate	4,347	132	4,479	4,563	118	4,681	8,309	225	8,534
Wealth	957	617	1,574	813	820	1,633	1,125	2,122	3,247
Global Transaction Services	2,850	85	2,935	2,923	60	2,983	2,937	81	3,018
Ulster Bank	1,386	134	1,520	1,604	104	1,708	2,762	748	3,510
US Retail & Commercial	3,660	286	3,946	4,080	378	4,458	4,200	475	4,675
Global Banking & Markets	9,999	7,195	17,194	13,805	9,142	22,947	10,702	11,078	21,780
RBS Insurance	4,918	10	4,928	5,018	19	5,037	5,040	33	5,073
Central items	2,953	8,549	11,502	2,057	10,825	12,882	350	13,388	13,738
Core	38,068	17,409	55,477	42,019	22,065	64,084	43,841	29,802	73,643
Non-Core	5,622	1,051	6,673	3,358	1,292	4,650	4,242	1,657	5,899
	43,690	18,460	62,150	45,377	23,357	68,734	48,083	31,459	79,542
Reconciling items									
RFS Holdings minority interest	(141)	—	(141)	(155)	—	(155)	425	(11)	414
Fair value of own debt	174	—	174	(142)	—	(142)	1,232	—	1,232
Gain on redemption of own debt	553	—	553	3,790	—	3,790	—	—	—
Strategic disposals	171	—	171	132	—	132	442	—	442
Asset Protection Scheme credit default swap - fair value changes	(1,550)	—	(1,550)	—	—	—	—	—	—
Eliminations	—	(18,460)	(18,460)	—	(23,357)	(23,357)	—	(31,448)	(31,448)
	42,897	—	42,897	49,002	—	49,002	50,182	—	50,182

Group	2010 Assets £m	2010 Liabilities £m	2010 Cost to acquire fixed assets and intangible assets £m	2009 Assets £m	2009 Liabilities £m	2009 Cost to acquire fixed assets and intangible assets £m	2008 Assets £m	2008 Liabilities £m	2008 Cost to acquire fixed assets and intangible assets £m
UK Retail	111,793	97,148	—	110,987	91,755	—	102,429	82,721	4
UK Corporate	114,550	101,738	381	114,854	89,306	598	120,990	84,076	1,418
Wealth	21,073	37,054	63	17,952	36,273	11	16,130	35,079	41
Global Transaction Services	25,221	78,032	22	18,380	64,684	17	22,162	54,259	7
Ulster Bank	40,081	34,481	101	44,021	40,597	—	49,107	47,672	1
US Retail & Commercial	71,173	66,088	197	75,369	72,407	179	88,673	89,254	204
Global Banking & Markets	802,578	774,753	852	826,054	822,830	513	1,395,032	1,456,138	880
RBS Insurance	12,555	8,195	50	11,973	7,775	33	11,018	7,510	61
Central items	99,728	140,086	632	82,041	150,739	804	70,217	157,331	1,235
Core	1,298,752	1,337,575	2,298	1,301,631	1,376,366	2,155	1,875,758	2,014,040	3,851
Non-Core	153,882	38,503	761	220,850	66,152	3,259	342,935	140,338	2,225
	1,452,634	1,376,078	3,059	1,522,481	1,442,518	5,414	2,218,693	2,154,378	6,076
Reconciling item									
RFS Holdings minority interest	942	647	76	174,005	159,337	296	182,959	166,776	174
	1,453,576	1,376,725	3,135	1,696,486	1,601,855	5,710	2,401,652	2,321,154	6,250

Segmental analysis of goodwill is as follows:

	UK Retail £m	UK Corporate £m	Wealth £m	Global Transaction Services £m	Ulster Bank £m	US Retail & Commercial £m	Global Banking & Markets £m	RBS Insurance £m	Non-Core £m	RFS Holdings minority interest £m	Total £m
At 1 January 2008	2,803	2,741	753	2,396	858	5,392	4,191	1,064	4,334	18,421	42,953
Transfers to disposal groups	—	—	—	—	—	—	—	—	—	(3,692)	(3,692)
Currency translation and other adjustments	—	—	56	680	133	2,013	879	7	801	4,336	8,905
Acquisitions	—	—	—	35	—	—	147	—	342	—	524
Disposals	—	—	—	—	—	—	—	—	(49)	(3,017)	(3,066)
Write-down of goodwill											
- continuing operations	—	(46)	(9)	(44)	(991)	(4,382)	(5,179)	(42)	(4,831)	—	(15,524)
- discontinued operations	—	—	—	—	—	—	—	—	—	(14,538)	(14,538)
At 1 January 2009	2,803	2,695	800	3,067	—	3,023	38	1,029	597	1,510	15,562
Transfers to disposal groups	—	—	—	—	—	—	—	—	(238)	—	(238)
Currency translation and other adjustments	—	—	(12)	(233)	—	(302)	(1)	(8)	(34)	(107)	(697)
Write-down of goodwill	—	—	—	—	—	—	—	(66)	(297)	—	(363)
At 1 January 2010	2,803	2,695	788	2,834	—	2,721	37	955	28	1,403	14,264
Currency translation and other adjustments	—	—	25	24	—	122	4	—	1	(40)	136
Disposals	(4)	—	—	(481)	—	—	—	—	(14)	(1,363)	(1,862)
Write-down of goodwill	—	—	(1)	—	—	—	—	(9)	—	—	(10)
At 31 December 2010	2,799	2,695	812	2,377	—	2,843	41	946	15	—	12,528

40 Segmental analysis continued

(b) Geographical segments

The geographical analysis in the tables below has been compiled on the basis of location of office where the transactions are recorded.

	Group				
2010	UK £m	USA £m	Europe £m	Rest of the World £m	Total £m
Total revenue	25,468	8,332	6,196	2,901	42,897
Net interest income	8,932	3,128	1,384	765	14,209
Net fees and commissions	3,272	1,557	591	562	5,982
Income from trading activities	2,106	1,963	197	251	4,517
Other operating income/(loss)	1,376	232	836	(412)	2,032
Insurance premium income (net of reinsurers' share)	4,809	—	319	—	5,128
Total income	20,495	6,880	3,327	1,166	31,868
Operating profit/(loss) before tax	862	2,091	(2,450)	(902)	(399)
Total assets	932,917	341,770	102,756	76,133	1,453,576
Total liabilities	860,932	323,529	119,946	72,318	1,376,725
Net assets attributable to equity owners and non-controlling interests	71,985	18,241	(17,190)	3,815	76,851
Contingent liabilities and commitments	134,983	98,429	71,025	9,894	314,331
Cost to acquire property, plant and equipment and intangible assets	1,283	355	1,388	109	3,135
2009					
Total revenue	28,421	10,517	6,442	3,622	49,002
Net interest income	7,759	2,674	1,741	1,214	13,388
Net fees and commissions	3,640	1,586	316	406	5,948
Income from trading activities	131	2,396	584	650	3,761
Other operating income/(loss)	6,015	(37)	(977)	(338)	4,663
Insurance premium income (net of reinsurers' share)	4,879	—	387	—	5,266
Total income	22,424	6,619	2,051	1,932	33,026
Operating profit/(loss) before tax	1,776	(457)	(2,877)	(1,089)	(2,647)
Total assets	949,765	338,649	320,008	88,064	1,696,486
Total liabilities	873,716	322,698	321,133	84,308	1,601,855
Net assets attributable to equity owners and non-controlling interests	76,049	15,951	(1,125)	3,756	94,631
Contingent liabilities and commitments	175,392	93,694	65,026	17,549	351,661
Cost to acquire property, plant and equipment and intangible assets	1,974	390	3,252	94	5,710
2008					
Total revenue	23,576	8,487	12,293	5,826	50,182
Net interest income	9,923	2,783	1,791	985	15,482
Net fees and commissions	3,687	1,494	735	495	6,411
(Loss)/income from trading activities	(7,415)	(1,604)	(773)	767	(9,025)
Other operating income/(loss)	2,589	45	(464)	(17)	2,153
Insurance premium income (net of reinsurers' share)	5,195	—	514	—	5,709
Total income	13,979	2,718	1,803	2,230	20,730
Operating loss before tax	(8,036)	(5,806)	(11,784)	(65)	(25,691)
Total assets	1,304,714	607,511	368,290	121,137	2,401,652
Total liabilities	1,253,814	592,272	361,590	113,478	2,321,154
Net assets attributable to equity owners and non-controlling interests	50,900	15,239	6,700	7,659	80,498
Contingent liabilities and commitments	200,763	131,435	79,941	21,122	433,261
Cost to acquire property, plant and equipment and intangible assets	3,415	445	2,204	186	6,250

41 Directors' and key management remuneration

Directors' remuneration	Group 2010 £000	2009 £000
Non-executive directors - emoluments	1,093	823
Chairmen and executive directors		
- emoluments	5,243	4,971
- contributions and allowances in respect of defined contribution pension schemes	321	—
	6,657	5,794
- amounts receivable under long-term incentive plans	1,097	1,103
	7,754	6,897

No directors are accruing benefits under defined benefit schemes (2009 - one), one director is accruing benefits under defined contribution schemes (2009 - nil).

The executive directors may participate in the company's executive share option and sharesave schemes and details of their interests in the company's shares arising from their participation are given in the Directors' remuneration report. Details of the remuneration received by each director during the year and each director's pension arrangements are also given in the Directors' remuneration report.

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	Group 2010 £000	2009 £000
Short-term benefits	35,654	29,292
Post-employment benefits	(503)	9,781
Share-based payments	21,551	8,953
	56,702	48,026

42 Transactions with directors and key management

(a) At 31 December 2010, amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined in UK legislation, were £3,603,075 in respect of loans to seven persons who were directors of the company at any time during the financial period.

(b) For the purposes of IAS 24 'Related Party Disclosures', key management comprise directors of the company and members of the Group Management Committee. The captions in the Group's primary financial statements include the following amounts attributable, in aggregate, to key management:

	2010 £000	2009 £000
Loans and advances to customers	10,970	11,196
Customer accounts	10,641	11,713

Key management have banking relationships with Group entities which are entered into in the normal course of business and on substantially the same terms, including interest rates and security, as for comparable transactions with other persons of a similar standing or, where applicable, with other employees. These transactions did not involve more than the normal risk of repayment or present other unfavourable features.

Key management had no reportable transactions or balances with the company.

43 Related parties

UK Government

On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group.

The Group enters into transactions with many of these bodies on an arms' length basis. The principal transactions during 2010 and 2009 were: the Asset Protection Scheme, Bank of England facilities and the issue of debt guaranteed by the UK Government described below.

In addition, the redemption of non-cumulative sterling preference shares and the placing and open offer in April 2009 was underwritten by HM Treasury and, in December 2009, B shares were issued to HM Treasury and a contingent capital agreement concluded with HM Treasury (see Note 29). Other transactions include the payment of: taxes including UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships. The volume and diversity of these transactions are such that disclosure of their amounts is impractical.

43 Related parties continued

As at 31 December balances with the UK Government and UK Government controlled bodies were:

	2010				2009				2008			
	Central government (including the Bank of England) £m	Local government £m	Banks, financial corporations and public corporations £m	Total £m	Central government (including the Bank of England) £m	Local government £m	Banks, financial corporations and public corporations £m	Total £m	Central government (including the Bank of England) £m	Local government £m	Banks, financial corporations and public corporations £m	Total £m
Assets												
Balances at central banks	18,862	—	—	18,862	16,617	—	—	16,617	393	—	—	393
Loans and advances to banks	—	—	674	674	—	—	664	664	—	—	1,081	1,081
Loans and advances to customers	46	1,427	1,170	2,643	53	1,231	340	1,624	5	721	468	1,194
Debt securities	13,331	—	155	13,486	19,681	—	100	19,781	21,628	—	113	21,741
Derivatives	73	4	96	173	204	62	7	273	1,286	64	17	1,367
Other	494	—	—	494	4,514	—	3	4,517	249	—	—	249
Liabilities												
Deposits by banks	147	—	419	566	—	—	436	436	26,541	—	633	27,174
Customer accounts	935	5,002	641	6,578	1,480	3,646	668	5,794	1,536	3,320	598	5,454
Derivatives	207	23	920	1,150	156	39	628	823	276	78	29	383
Other	186	—	—	186	118	—	—	118	176	—	—	176

No impairment losses were recognised by the Group in 2010, 2009 or 2008 in respect of balances with UK Government and UK Government controlled bodies.

There were no balances between the company and the UK Government and UK Government controlled bodies at 31 December 2010, 2009 and 2008.

Notes:

(1) In addition to UK Government's shareholding in the Group, the UK Government and UK Government controlled bodies may hold debt securities, subordinated liabilities and other liabilities or shares issued by the Group in the normal course of their business. It is not practicable to ascertain and disclose these amounts.

(2) Certain of the liability balances are secured.

Asset Protection Scheme

On 22 December 2009, the Group entered into an agreement (the Asset Protection Scheme (APS), with HM Treasury (HMT), acting on behalf of the UK Government, under which the Group purchased credit protection over a portfolio of specified assets and exposures (covered assets) from HMT. The portfolio of covered assets has a par value of £282 billion. The protection is subject to a first loss of £60 billion and covers 90% of subsequent losses. Once the first loss has been exhausted, losses and recoveries in respect of assets for which a trigger event - failure to pay, bankruptcy or restructuring - has occurred are included in the balance receivable under the APS. Receipts from HMT will, over time, amount to 90% of cumulative losses (net of 90% of cumulative recoveries) on the portfolio of covered assets less the first loss amount.

The Group has a right to terminate the APS at any time provided that the Financial Services Authority has confirmed in writing to HMT that it has no objection to the proposed termination. On termination the Group must pay HMT the higher of the regulatory capital relief received and £2.5 billion less premiums paid plus the aggregate of amounts received from the UK Government under the APS.

HMT has the right to appoint step-in managers to carry out any oversight, management or additional functions on behalf of HMT to ensure that the covered assets are managed and administered in compliance with the agreed terms and conditions.

This right is exercisable if certain step-in triggers occur. These include:

- losses on covered assets in total exceed 125% of the first loss amount or losses on an individual covered asset class exceed specified thresholds;
- a breach of specified obligations in the APS rules or the accession agreement;
- the Group has failed or is failing to comply with any of the conditions in the APS rules in relation to asset management, monitoring and reporting, and governance and oversight and such failure is persistent and material or it is evidence of a systematic problem; and
- material or systematic data deficiencies in the information provided to HMT in accordance with the terms of APS.

HMT may at any time elect to cease to exercise its step-in rights in whole or part when it is satisfied that the step-in triggers have been remedied.

In consideration for the protection provided by the APS, the Group paid a premium of £700 million during 2010 (2009 - £1,400 million). Quarterly premiums of £125 million are payable from 31 December 2011 and subsequently until the earlier of 2099 and the termination of the agreement.

The APS is a single contract providing credit protection in respect of a portfolio of financial assets. Under IFRS, credit protection is treated either as a financial guarantee contract or as a derivative financial instrument depending on the terms of the agreement and the nature of the protected assets and exposures. The Group has concluded, principally because the covered portfolio includes significant exposure in the form of derivatives, that the APS does not meet the criteria to be treated as a financial guarantee contract. The contract has been accounted for as a derivative financial instrument. It is recognised at fair value of £550 million (2009 - £1,400 million) and included within the Derivative asset balance sheet caption. Changes in fair value of £1,550 million (2009 - nil) were recognised in profit or loss within Income from trading activities. Details of the valuation methodology for the APS are set out in Note 12 Financial instruments on pages 320 and 321.

There is no change in the recognition and measurement of the covered assets as a result of the APS. Impairment provisions on covered assets measured at amortised cost are assessed and charged in accordance with the Group's accounting policy; held-for-trading assets, assets designated at fair value and available-for-sale assets within the APS portfolio continue to be measured at fair value with no adjustments to reflect the protection provided by the APS. There is no change in how gains and losses on the covered assets are recognised in the income statement or in other comprehensive income.

The Group also participates in a number of schemes operated by the Bank of England and the UK Government and made available to eligible banks and building societies.

Bank of England facilities include:

- Open market operations - these provide market participants with funding at market rates on a tender basis in the form of short and long-term repos on a wide range of collateral and outright purchases of high-quality bonds to enable them to meet the reserves that they must hold at the Bank of England.

- The special liquidity scheme - this was launched in April 2008 to allow financial institutions to swap temporarily illiquid assets for treasury bills, with fees charged based on the spread between 3-month LIBOR and the 3-month gilt repo rate. The scheme will operate for up to three years after the end of the drawdown period (30 January 2009) at the Bank of England's discretion.

As at 31 December 2010, the Group's utilisation of these facilities amounted to £16.1 billion (2009 - £21.4 billion; 2008 - £41.8 billion).

Government credit guarantee scheme

Announced in October 2008, the scheme provides a guarantee on eligible new debt issued by qualifying institutions for a fee. The fee, payable to HM Treasury on guaranteed issues is based on a per annum rate of 50 basis points plus 100% of the institution's median five-year credit default swap (CDS) spread during the twelve months to 7 July 2008.

As at 31 December 2010, the Group had obtained funding from the Bank of England and issued debt guaranteed by the Government totalling £41.5 billion (2009 - £51.5 billion; 2008 - £32.2 billion).

Other related parties

a) In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

c) In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

d) The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

44 Post balance sheet events

There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Additional information

Financial summary

The Group's financial statements are prepared in accordance with IFRS. Selected data under IFRS for each of the five years ended 31 December 2010 are presented below. The dollar financial information included below has been converted from sterling at a rate of £1.00 to US$1.5392, being the Noon Buying Rate on 30 December 2010 (the last US business day in 2010).

Summary consolidated income statement	2010 $m	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Net interest income	21,870	14,209	13,388	15,482	11,550	10,596
Non-interest income (1,2,3)	27,181	17,659	19,638	5,248	17,922	17,406
Total income	49,051	31,868	33,026	20,730	29,472	28,002
Operating expenses (4,5,6,7)	(28,056)	(18,228)	(17,417)	(35,065)	(13,383)	(12,480)
Profit/(loss) before other operating charges and impairment losses	20,995	13,640	15,609	(14,335)	16,089	15,522
Insurance net claims	(7,362)	(4,783)	(4,357)	(3,917)	(4,528)	(4,458)
Impairment losses	(14,247)	(9,256)	(13,899)	(7,439)	(1,925)	(1,878)
Operating (loss)/profit before tax	(614)	(399)	(2,647)	(25,691)	9,636	9,186
Tax (charge)/credit	(976)	(634)	429	2,167	(2,011)	(2,689)
(Loss)/profit from continuing operations	(1,590)	(1,033)	(2,218)	(23,524)	7,625	6,497
(Loss)/profit from discontinued operations, net of tax	(974)	(633)	(105)	(11,018)	87	—
(Loss)/profit for the year	(2,564)	(1,666)	(2,323)	(34,542)	7,712	6,497
(Loss)/profit attributable to:						
Non-controlling interests	(1,023)	(665)	349	(10,832)	163	104
Preference shareholders	162	105	878	536	246	191
Paid-in equity holders	29	19	57	60	—	—
Ordinary and B shareholders	(1,732)	(1,125)	(3,607)	(24,306)	7,303	6,202

Notes:
(1) Includes gains on strategic disposals of £171 million (2009 - £132 million; 2008 - £442 million).
(2) Includes gain on redemption of own debt of £553 million (2009 - £3,790 million).
(3) Includes fair value of own debt of £174 million profit (2009 - £142 million loss; 2008 - £1,232 million profit).
(4) Includes integration and restructuring costs of £1,032 million (2009 - £1,286 million; 2008 - £1,357 million; 2007 - £108 million; 2006 - £134 million).
(5) Includes amortisation of purchased intangible assets of £369 million (2009 - £272 million; 2008 - £443 million; 2007 - £162 million; 2006 - £94 million).
(6) Includes write-down of goodwill and other intangible assets of £10 million (2009 - £363 million; 2008 - £16,911 million).
(7) Includes gains on pensions curtailment of £2,148 million in 2009.

Summary consolidated balance sheet	2010 $m	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Loans and advances	1,009,374	655,778	820,146	1,012,919	1,047,998	549,499
Debt securities and equity shares	368,912	239,678	286,782	293,879	347,682	146,246
Derivatives and settlement balances	675,219	438,682	453,487	1,010,391	293,991	109,506
Other assets	183,839	119,438	136,071	84,463	151,158	51,581
Total assets	2,237,344	1,453,576	1,696,486	2,401,652	1,840,829	856,832
Owners' equity	115,643	75,132	77,736	58,879	53,038	40,227
Non-controlling interests	2,646	1,719	16,895	21,619	38,388	5,263
Subordinated liabilities	41,640	27,053	37,652	49,154	38,043	27,654
Deposits	938,116	609,483	756,346	897,556	994,657	516,365
Derivatives, settlement balances and short positions	735,855	478,076	475,017	1,025,641	363,073	152,988
Other liabilities	403,444	262,113	332,840	348,803	353,630	114,335
Total liabilities and equity	2,237,344	1,453,576	1,696,486	2,401,652	1,840,829	856,832

Financial summary continued

Other financial data	2010	2009	2008	2007	2006
(Loss)/earnings per ordinary and B share from continuing operations - pence (1)	(0.5p)	(6.3)	(146.2)	64.0	54.4
Diluted (loss)/earnings per ordinary and B share from continuing operations - pence (1,2)	(0.5p)	(6.3)	(146.2)	63.4	53.9
Adjusted (loss)/earnings per ordinary and B share - pence	0.6p	(13.2)	(43.1)	65.5	55.8
Dividends per ordinary share - pence	—	—	19.3	27.0	21.6
Dividend payout ratio (3)	—	—	—	43%	45%
Share price per ordinary share at year end - £	0.39	0.29	0.49	3.72	5.56
Market capitalisation at year end - £bn	42.8	31.4	19.5	44.4	62.8
Net asset value per ordinary and B share - £	0.64	0.65	1.15	3.74	3.24
Return on average total assets (4)	(0.07%)	(0.18%)	(1.19%)	0.65%	0.74%
Return on average ordinary and B shareholders' equity (5)	(0.7%)	(7.2%)	(50.1%)	18.7%	18.5%
Adjusted return on average ordinary and B shareholders' equity (6)	0.9%	(15.0%)	(14.8%)	19.8%	18.8%
Average owners' equity as a percentage of average total assets	4.6%	2.8%	2.9%	3.9%	4.4%
Risk asset ratio - Tier 1	12.9%	14.1%	10.0%	7.3%	7.5%
Risk asset ratio - Total	14.0%	16.1%	14.1%	11.2%	11.7%
Ratio of earnings to combined fixed charges and preference share dividends (7)					
- including interest on deposits	0.94	0.75	0.05	1.45	1.62
- excluding interest on deposits	0.38	(0.30)	(7.80)	5.73	6.12
Ratio of earnings to fixed charges only (7)					
- including interest on deposits	0.95	0.80	0.05	1.47	1.64
- excluding interest on deposits	0.44	(0.46)	(9.74)	6.53	6.87

Notes:
(1) The number of ordinary shares in issue in 2008, 2007 and 2006 were adjusted retrospectively for the bonus element of the rights issue completed in June 2008 and the capitalisation issue in September 2008.
(2) None of the convertible securities had a dilutive effect in 2010, 2009 or 2008. All of the convertible preference shares had a dilutive effect in 2007 and 2006 and as such were included in the computation of diluted earnings per share.
(3) Dividend payout ratio represents the interim dividend paid and final dividend proposed as a percentage of profit attributable to ordinary and B shareholders before discontinued operations, integration and restructuring costs, amortisation of purchased intangible assets and net gain on sale of strategic investments and subsidiaries (net of tax).
(4) Return on average total assets represents profit attributable to ordinary and B shareholders as a percentage of average total assets.
(5) Return on average ordinary and B shareholders' equity represents profit attributable to ordinary and B shareholders expressed as a percentage of average ordinary and B shareholders' equity.
(6) Adjusted return on average ordinary and B shareholders' equity represents profit attributable to ordinary and B shareholders before discontinued operations, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, gain on redemption of paid-in equity and preference shares, strategic disposals, gains on pensions curtailment, bonus tax, Asset Protection Scheme credit default swap - fair value changes and write-down of goodwill and other intangible assets expressed as a percentage of average ordinary and B shareholders' equity.
(7) For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

Analysis of loans and advances to customers

The following table analyses loans and advances to customers before provisions by remaining maturity, geographical area and type of customer.

	Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	2010 Total £m	2009 £m	2008 £m	2007 £m	2006 £m
UK								
Central and local government	2,421	3	1,495	3,919	3,174	3,091	3,135	6,732
Finance	32,902	3,223	2,850	38,975	36,283	42,432	70,006	25,017
Residential mortgages	2,833	3,430	94,894	101,157	92,583	80,967	73,916	70,884
Personal lending	14,747	4,525	3,964	23,236	25,254	26,989	28,186	27,922
Property	14,447	15,306	12,204	41,957	48,895	52,127	50,051	39,296
Construction	4,164	1,111	1,065	6,340	7,780	10,171	10,202	8,251
Manufacturing	5,717	2,059	1,335	9,111	11,432	15,074	13,452	11,051
Service industries and business activities	20,017	10,199	15,469	45,685	51,855	58,638	53,965	43,887
Agriculture, forestry and fishing	1,098	363	1,297	2,758	2,913	2,972	2,473	2,767
Finance leases and instalment credit	3,010	5,736	4,628	13,374	16,186	17,363	15,632	14,218
Accrued interest	500	9	49	558	992	2,463	2,344	1,497
Total domestic	101,856	45,964	139,250	287,070	297,347	312,287	323,362	251,522
Overseas residents	38,234	33,489	16,027	87,750	89,891	119,656	98,845	69,242
Total UK offices	140,090	79,453	155,277	374,820	387,238	431,943	422,207	320,764
Overseas								
US	34,754	28,778	27,221	90,753	93,569	126,277	135,059	92,166
Rest of the World	42,837	31,362	33,543	107,742	264,712	327,391	277,721	57,896
Total Overseas offices	77,591	60,140	60,764	198,495	358,281	453,668	412,780	150,062
Loans and advances to customers - gross	217,681	139,593	216,041	573,315	745,519	885,611	834,987	470,826
Loan impairment provisions				(18,055)	(17,126)	(10,889)	(6,449)	(3,933)
Loans and advances to customers - net				555,260	728,393	874,722	828,538	466,893
Fixed rate	37,074	25,756	47,534	110,364	238,756	183,693	351,336	115,240
Variable rate	180,607	113,837	168,507	462,951	506,763	701,918	483,651	355,586
Loans and advances to customers - gross	217,681	139,593	216,041	573,315	745,519	885,611	834,987	470,826

Financial summary continued

Loan impairment provisions

For a discussion of the factors considered in determining the amount of provisions, see 'Risk elements in lending, provisions and reserves' on page 181 and 'Critical accounting policies' on page 283. The following table shows the movements in loan impairment provisions.

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Provisions at the beginning of the year					
Domestic	6,670	4,474	3,258	3,037	2,759
Foreign	10,613	6,542	3,194	898	1,128
	17,283	11,016	6,452	3,935	3,887
Transfer to disposal groups					
Domestic	(25)	—	—	—	—
Foreign	(47)	(324)	(767)	—	—
	(72)	(324)	(767)	—	—
Currency translation and other adjustments					
Domestic	(79)	(228)	107	5	(17)
Foreign	122	(302)	1,334	178	(44)
	43	(530)	1,441	183	(61)
(Disposals)/acquisitions of businesses					
Domestic	—	—	(108)	10	—
Foreign	(2,172)	(65)	(70)	2,211	—
	(2,172)	(65)	(178)	2,221	—
Amounts written-off					
Domestic	(2,252)	(2,895)	(1,446)	(1,222)	(1,360)
Foreign	(3,790)	(4,044)	(1,702)	(789)	(481)
	(6,042)	(6,939)	(3,148)	(2,011)	(1,841)
Recoveries of amounts written-off in previous years					
Domestic	151	175	116	158	119
Foreign	260	224	203	184	96
	411	399	319	342	215
Charged to income statement - continuing operations (1)					
Domestic	3,948	5,370	2,701	1,395	1,663
Foreign	5,196	7,720	3,777	508	214
	9,144	13,090	6,478	1,903	1,877
Charged to income statement - discontinued operations					
Domestic	—	—	(3)	25	—
Foreign	42	1,044	616	18	—
	42	1,044	613	43	—
Unwind of discount					
Domestic	(214)	(226)	(151)	(150)	(127)
Foreign	(241)	(182)	(43)	(14)	(15)
	(455)	(408)	(194)	(164)	(142)
Provisions at the end of the year (2)					
Domestic	8,199	6,670	4,474	3,258	3,037
Foreign	9,983	10,613	6,542	3,194	898
	18,182	17,283	11,016	6,452	3,935
Gross loans and advances to customers					
Domestic	287,070	297,347	312,287	323,362	251,522
Foreign	286,245	448,172	573,324	511,625	219,304
	573,315	745,519	885,611	834,987	470,826
Closing customer provisions as a % of gross loans and advances to customers (3)					
Domestic	2.86%	2.24%	1.43%	1.01%	1.21%
Foreign	3.44%	2.33%	1.12%	0.62%	0.41%
Total	3.15%	2.30%	1.23%	0.77%	0.84%
Customer charge to income statement as a % of gross loans and advances to customers (3)					
Domestic	1.38%	1.81%	0.86%	0.44%	0.66%
Foreign	1.82%	1.95%	0.75%	0.10%	0.10%
Total	1.60%	1.89%	0.79%	0.23%	0.40%

Notes:
(1) Includes release relating to loans and advances to banks of £13 million (2009 - £34 million charge; 2008 - £118 million charge; 2007 and 2006 - nil).
(2) Includes closing provisions against loans and advances to banks of £127 million (2009 - £157 million; 2008 - £127 million; 2007 - £3 million; 2006 - £2 million).
(3) For the purpose of these ratios, closing customer provisions and customer charge exclude loans and advances to banks.

The following table shows additional information in respect of loan impairment provisions.

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Loan impairment provisions at end of year					
Customers	18,055	17,126	10,889	6,449	3,933
Banks	127	157	127	3	2
	18,182	17,283	11,016	6,452	3,935
Average loans and advances to customers (gross)	610,131	821,155	858,333	567,900	445,766
As a % of average loans and advances to customers during the year					
Total customer provisions charged to income statement	1.5%	1.6%	0.7%	0.4%	0.4%
Amounts written-off (net of recoveries) - customers	0.9%	0.8%	0.3%	0.3%	0.4%

Analysis of closing customer loan impairment provisions

The following table analyses customer loan impairment provisions by geographical area and type of domestic customer.

	2010		2009		2008		2007		2006	
	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %	Closing provision £m	% of loans to total loans %
Domestic										
Central and local government	—	0.7	—	0.4	—	0.3	—	0.4	—	1.4
Manufacturing	100	1.6	153	1.5	127	1.7	93	1.6	94	2.4
Construction	605	1.1	355	1.0	254	1.1	75	1.2	63	1.8
Finance	98	6.8	26	4.9	67	4.8	52	8.4	33	5.3
Service industries and business activities	1,073	8.0	962	7.0	778	6.6	562	6.5	647	9.3
Agriculture, forestry and fishing	27	0.5	20	0.4	19	0.3	21	0.3	25	0.6
Property	2,071	7.3	908	6.6	490	5.9	85	6.0	70	8.3
Residential mortgages	302	17.6	196	12.4	36	9.1	36	8.8	37	15.1
Personal lending	2,504	4.1	2,527	3.4	2,235	3.0	2,054	3.4	1,826	5.9
Finance leases and instalment credit	435	2.3	341	2.2	194	2.0	132	1.9	103	3.0
Accrued interest	—	0.1	—	0.1	—	0.3	—	0.3	—	0.3
Total domestic	7,215	50.1	5,488	39.9	4,200	35.1	3,110	38.8	2,898	53.4
Foreign	8,190	49.9	8,562	60.1	4,745	64.9	2,289	61.2	442	46.6
Impaired book provisions	15,405	100.0	14,050	100.0	8,945	100.0	5,399	100.0	3,340	100.0
Latent book provisions	2,650		3,076		1,944		1,050		593	
Total provisions	18,055		17,126		10,889		6,449		3,933	

Financial summary continued

Analysis of write-offs

The following table analyses amounts written-off by geographical area and type of domestic customer.

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Domestic					
Manufacturing	94	217	61	29	41
Construction	110	243	51	21	29
Finance	6	105	31	47	17
Service industries and business activities	411	702	299	190	212
Agriculture, forestry and fishing	5	3	5	4	5
Property	395	320	34	9	6
Residential mortgages	16	2	1	—	5
Personal lending	1,148	1,188	938	909	1,021
Finance leases and instalment credit	67	115	26	13	24
Total domestic	2,252	2,895	1,446	1,222	1,360
Foreign	3,790	4,044	1,702	789	481
Total write-offs	6,042	6,939	3,148	2,011	1,841

Analysis of recoveries

The following table analyses recoveries of amounts written-off by geographical area and type of domestic customer.

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Domestic					
Manufacturing	2	1	2	—	—
Construction	1	—	—	—	—
Finance	—	2	2	—	—
Service industries and business activities	7	13	12	7	5
Property	4	—	—	—	1
Residential mortgages	6	3	—	—	—
Personal lending	128	99	96	143	101
Finance leases and instalment credit	3	57	4	8	12
Total domestic	151	175	116	158	119
Foreign	260	224	203	184	96
Total recoveries	411	399	319	342	215

Risk elements in lending and potential problem loans

The Group's loan control and review procedures do not include the classification of loans as impaired, accruing past due, restructured and potential problem loans, as defined by the SEC in the US.

The following table shows the estimated amount of loans that would be reported using the SEC's classifications. The figures are stated before deducting the value of security held or related provisions.

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Loans accounted for on an impaired basis (2)					
Domestic	15,471	13,572	8,588	5,599	5,420
Foreign	20,230	21,453	10,891	4,763	812
Total	35,701	35,025	19,479	10,362	6,232
Accruing loans which are contractually overdue 90 days or more as to principal or interest (3)					
Domestic	2,363	2,224	1,201	217	81
Foreign	534	1,000	581	152	24
Total	2,897	3,224	1,782	369	105
Total risk elements in lending	38,598	38,249	21,261	10,731	6,337
Potential problem loans (4)					
Domestic	506	424	218	63	47
Foreign	127	585	8	608	5
Total potential problem loans	633	1,009	226	671	52
Closing provisions for impairment as a % of total risk elements in lending	47%	46%	52%	60%	62%
Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	46%	45%	51%	57%	62%
Risk elements in lending as a % of gross lending to customers excluding reverse repos (5)	7.3%	5.4%	2.5%	1.6%	1.6%

Notes:
(1) For the analysis above, 'Domestic' consists of the United Kingdom domestic transactions of the Group. 'Foreign' comprises the Group's transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
(2) All loans against which an impairment provision is held are reported in the impaired category.
(3) Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
(4) Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.
(5) Gross of provisions and excluding reverse repurchase agreements. Includes gross lending relating to disposal groups in 2010 and 2009.

	2010 £m	2009 £m	2008 £m	2007 £m	2006 £m
Gross income not recognised but which would have been recognised under the original terms of impaired loans					
Domestic	579	625	393	390	370
Foreign	830	1,032	338	64	77
	1,409	1,657	731	454	447
Interest on impaired and restructured loans included in net interest income					
Domestic	214	226	150	165	142
Foreign	241	182	42	15	15
	455	408	192	180	157

Financial summary continued

Analysis of deposits - product analysis

The following analyses the Group's deposits by type and geographical area.

	2010 £m	2009 £m	2008 £m
UK			
Domestic			
Demand deposits			
- interest-free	66,608	45,855	43,376
- interest-bearing	136,359	136,157	107,159
Time deposits			
- savings	70,774	67,450	88,434
- other	59,557	65,937	130,951
Overseas residents			
Demand deposits			
- interest-free	2,512	1,072	907
- interest-bearing	12,530	13,618	16,320
Time deposits			
- savings	1,512	1,288	1,819
- other	46,023	61,341	67,477
Total UK offices	395,875	392,718	456,443
Overseas			
Demand deposits			
- interest-free	29,919	36,458	29,253
- interest-bearing	43,890	91,482	92,354
Time deposits			
- savings	24,472	78,423	68,014
- other	115,327	157,265	251,492
Total overseas offices	213,608	363,628	441,113
Total deposits	609,483	756,346	897,556
Held-for-trading	116,189	106,477	137,080
Designated as at fair value through profit or loss	4,824	8,580	8,054
Amortised cost	488,470	641,289	752,422
Total deposits	609,483	756,346	897,556
Overseas			
US	135,642	126,075	153,163
Rest of the World	77,966	237,553	287,950
Total overseas offices	213,608	363,628	441,113

Certificates of deposit and other time deposits

The following table shows details of the Group's certificates of deposit and other time deposits over $100,000 or equivalent by remaining maturity.

2010	Within 3 months £m	Over 3 months but within 6 months £m	Over 6 months but within 12 months £m	Over 12 months £m	Total £m
UK based companies and branches					
Certificates of deposit	3,325	1,784	1,894	247	7,250
Other time deposits	23,180	4,282	2,872	11,462	41,796
Overseas based companies and branches					
Certificates of deposit	14,120	7,423	4,192	377	26,112
Other time deposits	20,251	4,082	4,184	6,294	34,811
	60,876	17,571	13,142	18,380	109,969

Other contractual cash obligations

The table below summarises the Group's other contractual cash obligations by payment date.

2010	0-3 months £m	3-12 months £m	1-3 years £m	3-5 years £m	5-10 years £m	10-20 years £m
Operating leases	132	365	837	678	1,178	1,714
Contractual obligations to purchase goods or services	71	212	111	3	—	—
	203	577	948	681	1,178	1,714

2009						
Operating leases	140	339	965	726	1,219	1,836
Contractual obligations to purchase goods or services	180	300	168	16	—	1
	320	639	1,133	742	1,219	1,837

The Group's undrawn formal facilities, credit lines and other commitments to lend were £266,822 million (2009 - £291,634 million). While the Group has given commitments to provide these funds, some facilities may be subject to certain conditions being met by the counterparty. The Group does not expect all facilities to be drawn, and some may lapse before drawdown.

Exchange rates

Except as stated, the following tables show, for the dates or periods indicated, the Noon Buying Rate in New York for cable transfers in sterling as certified for customs purposes by the Federal Reserve Bank of New York.

US dollars per £1	January 2011	December 2010	November 2010	October 2010	September 2010	August 2010
Noon Buying Rate						
High	1.6042	1.5882	1.6291	1.6027	1.5851	1.5979
Low	1.5490	1.5361	1.5557	1.5681	1.5315	1.5358

	2010	2009	2008	2007	2006
Noon Buying Rate					
Period end rate	1.5392	1.6167	1.4619	1.9843	1.9586
Average rate for the year (1)	1.5415	1.5707	1.8424	2.0073	1.8582
Consolidation rate (2)					
Period end rate	1.5524	1.6222	1.4604	2.0043	1.9651
Average rate for the year	1.5455	1.5657	1.8528	2.0015	1.8436

Notes:
(1) The average of the Noon Buying Rates on the last US business day of each month during the year.
(2) The rates used by the Group for translating US dollars into sterling in the preparation of its financial statements.
(3) On 22 February 2011, the Noon Buying Rate was £1.00 = US$1.6129.

Economic and monetary environment
Global recovery has continued in 2010, but the strength of the recovery remains unevenly spread. Although most developed countries have avoided a double-dip, they have been unable to find a firm footing from which to build a solid recovery. This reflects the burden of high levels of public and private sector debt, low consumer confidence and high levels of unemployment.

In the UK, the Group's largest market, economic conditions improved in 2010. Total economic activity, as measured by gross domestic product (GDP), grew by 1.3 per cent in 2010. This followed a contraction of 4.9 per cent in 2009. However, a fall in activity in the final quarter of 2010 served as a timely reminder that, while conditions are generally improving, the recovery is fragile. The UK's inflation rate increased sharply, reaching 3.7 per cent by the end of the year. Yet policy makers kept the main policy rate unchanged at 0.5 per cent throughout 2010, attributing the pick up in inflation to temporary factors such as rising commodity prices and an increase in VAT.

The recovery has helped many of our customers. Company trading profits grew for the first time since 2008. The unemployment rate levelled off at around 8 per cent, which is much higher than at the start of the recession, but still relatively low compared to the peak in other recessions. These factors supported commercial property prices, which were 6 per cent higher in December 2010 than they were a year earlier, according to the International Property Databank. Most of those gains came in the first half of the year. The residential market was less robust; house prices fell in the second half of the year, dragging the year-on-year growth rate to -1 per cent in December 2010, according to the Nationwide index.

The US economy registered the fastest growth amongst our principal markets. GDP grew by 2.8 per cent, following a contraction of 2.6 per cent in 2009. Despite this, the unemployment rate remained stubbornly high, which prompted a further loosening of monetary and fiscal policy. Inflationary pressures were generally subdued, but picked up somewhat towards the end of the year. Policy makers pledged to keep Fed funds rate exceptionally low for an extended period of time to provide a necessary support to the economic recovery.

In Ireland, hopes of a recovery in 2010 were dashed, as GDP contracted by an estimated 0.6 per cent. This followed a 7.6 per cent reduction in 2009. The Irish government requested a financial rescue package of €85 billion in November, equivalent to about half of Ireland's GDP.

The general improvement in economic conditions must be viewed against a backdrop of financial market turbulence at various points in the year, most notably the sovereign debt crisis that affected the Eurozone periphery. This led to a marked fall in risk appetite in Q2 2010 and, again, in Q4 2010. Equity prices fell in the banking sector and there was a 'flight to quality', which pushed down long-term interest rates on government debt in some countries. This included the UK, where the 10-year gilt rate fell from more than 4 per cent at the start of 2010, to less than 3 per cent in October. UK gilt yields subsequently rose in the final months of 2010, in anticipation of interest rate rises in 2011.

The increase in risk aversion also caused some sharp currency movements. At one point the pound was 11 per cent down against the dollar, but sterling rallied in the second half of 2010, to end the year just slightly lower than where it started ($1.57 from $1.61). Sterling rose by 10 per cent against the euro in the first half of the year, before giving up most of these gains, to end the year at €1.17 (from €1.13).

The economic outlook
We expect the global recovery to be maintained, but to remain uneven. The pace of growth in the major developed economies, including the UK and the US, is likely to remain sluggish by historic standards, and volatile. This reflects high levels of indebtedness, fiscal rebalancing and the expectation that interest rates will gradually rise. Emerging markets, especially Asia, will continue to outperform as they are less encumbered by balance sheet strains. Moreover, growth in countries like China and India will continue to be underpinned by the process of 'catch-up' with industrial nations.

Supervision

United Kingdom

The UK Financial Services Authority (FSA) is the consolidated supervisor of the Group. As at 31 December 2010, 30 companies in the Group (excluding subsidiaries of RBS NV), spanning a range of financial services sectors (banking, insurance and investment business), were authorised to conduct financial activities regulated by the FSA.

The UK authorised banks in the Group include the Royal Bank, NatWest, Coutts & Co and Ulster Bank Limited. Wholesale activities, other than Group Treasury activities, are concentrated in the Group's Global Banking & Markets and UK Corporate divisions, and are undertaken under the names of the Royal Bank and NatWest. UK retail banking activities are managed by the UK Retail division. The exception is Ulster Bank Limited, which is run as a separate division within the Group. Ulster Bank Group moved to a single brand in the Republic of Ireland during 2010, with First Active merging with Ulster Bank. Ulster Bank Limited provides banking services in Northern Ireland while the banking service in the Republic of Ireland is provided by Ulster Bank Ireland Limited, which is primarily supervised by the Central Bank of Ireland.

Investment management business is principally undertaken by companies in the Wealth Management division, including Coutts & Co, Adam & Company Investment Management Limited, and in the Global Banking & Markets division, through RBS Asset Management Limited.

General insurance business is principally undertaken by Direct Line Insurance plc and Churchill Insurance Company Limited.

The Group is subject to extensive regulations that impose obligations on financial institutions to maintain appropriate policies, procedures and controls to ensure compliance with the rules and regulations to which they are subject.

United States

The Group is both a bank holding company and a financial holding company within the meaning of the US Bank Holding Company Act of 1956. As such, it is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System ("the Federal Reserve"). Among other things, the Group's direct and indirect activities and investments in the United States are limited to those that are 'financial in nature' or 'incidental' or 'complementary' to a financial activity, as determined by the Federal Reserve. The Group is also required to obtain the prior approval of the Federal Reserve before acquiring directly or indirectly, the ownership or control of more than 5% of any class of the voting shares of any US bank or holding company. Under current Federal Reserve policy, the Group is required to act as a source of financial strength for its US bank subsidiaries. Among other things, this source of strength obligation could require the Group to inject capital into any of its US bank subsidiaries if any of them became undercapitalised.

Anti-money laundering, anti-terrorism and economic sanctions regulations are a major focus of the US government for financial institutions and are rigorously enforced by US government agencies.

The Group's US bank and non-bank subsidiaries and the Royal Bank's US branches are also subject to supervision and regulation by a variety of other US regulatory agencies. RBS Citizens NA is supervised by the Office of the Comptroller of the Currency, which is charged with the regulation and supervision of nationally chartered banks. Citizens Bank of Pennsylvania is subject to the regulation and supervision of the US Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking and Insurance. Citizens Financial Group is under the supervision of the Federal Reserve as a bank holding company. The Royal Bank's New York branch is supervised by the New York State Banking Department, and its Connecticut branch is supervised by the Connecticut Department of Banking. Both branches are also subject to supervisory oversight by the Federal Reserve, through the Federal Reserve Bank of Boston.

The Group's US broker dealer, RBS Securities Inc. (RBSSI), formerly known as Greenwich Capital Markets, Inc., is subject to regulation and supervision by the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) with respect to its securities activities. The futures activities of RBSSI are subject to regulation and oversight by the US Commodity Futures Trading Commission (CFTC) and the Chicago Board of Trade (CBOT). The Group's US commodities business, RBS Sempra Commodities LLP and its subsidiaries, which was largely sold in 2010, are primarily regulated by the Federal Reserve Bank of Boston, the Federal Energy Regulatory Commission (FERC), the Commodity Futures Trading Commission (CFTC), the CME Group-owned exchanges, and The Intercontinental Exchange.

Netherlands

The consolidated supervisor of RBS NV is the Dutch Central Bank, De Nederlandsche Bank (DNB). The DNB operates as prudential supervisor of banks, insurance companies and pension funds, and also as part of the European System of Central Banks.

Other jurisdictions

The Group operates in over 50 countries through a network of branches, local banks and non-bank subsidiaries and these activities are subject to supervision in most cases by a local regulator or central bank.

Regulatory developments and reviews

The Group works with domestic and international trade associations and proactively engages with regulators and other authorities such as the Basel Committee, the EU Commission, Governments and regulators, in order to understand the implications of proposed regulatory change and to contribute to the development of regulatory policy.

The Group and its subsidiaries have co-operated fully with various regulatory reviews and developments in the UK and internationally, including enquiries or investigations into alleged or possible breaches of regulations.

United Kingdom

In the UK, the Group has actively engaged with a large number of legislative and regulatory consultations. Reflecting global developments, financial stability - notably bank prudential requirements and the new regulatory framework - remains a key focus for the UK regulatory authorities.

The Group has continued to participate fully in the analysis of the cause of the financial crisis and the development of potential policy and reform. A wide range of ideas and proposals, aimed at strengthening the resilience of the banking system and addressing perceived shortcomings in existing regulation, have been advanced and continue to be developed. With respect to prudential requirements, the Group provided detailed feedback on the FSA's consultations on Strengthening Capital Standards and its Discussion Paper on reviewing trading activities, to name but two. Other consultations included HM Treasury's consultations on the structure of financial regulation and on the new bank levies.

The Group has actively engaged with, and contributed to, a number of inquiries regarding the future of banking. These included the Independent Banking Commission, the OFT's retail banking review and various Treasury Select Committee inquiries. It has contributed to debates on resolution frameworks, including possible mechanisms such as contingent capital and bail-in arrangements, and is participating in the FSA's pilot for the development of Recovery and Resolution Plans ("Living Wills"). It will be developing suitable Living Wills in line with forthcoming regulatory requirements.

The Group has continued to play an active role in the development of requirements impacting products and processes. Examples include the FSA's review of mortgages (Mortgage Market Review) and of investment advice (Retail Distribution Review). With regard to payment cards, the Group worked closely with the Government (the Department of Business Innovation and Skills) and the industry to develop and implement appropriate measures to improve product features and transparency. With regard to the OFT's review of Cash ISAs, the Group worked closely with the industry to agree a series of voluntary improvements to the product and switching process.

In 2010, the Consumer Credit Directive was transposed into national law and introduced standardised disclosure requirements for all lenders of unsecured consumer credit. It is aimed at improving cross border lending and promoting responsible lending and borrowing.

UK regulated firms within the Group are members of the Financial Services Compensation Scheme (FSCS), which provides compensation to eligible customers of authorised financial services firms that are unable to meet their obligations. The FSCS is a contributor to depositor confidence and financial stability and the Group is supporting the FSCS in increasing awareness amongst UK consumers. In addition, during 2010 RBS developed and implemented a new 'single customer view' systems capability, which provides tailored information to the FSCS in order to facilitate fast payment of compensation to depositors within seven days.

The FSA, in their 2010/11 Business Plan, emphasised that they would be implementing a new intensive supervision strategy in relation to 'Treating Customers Fairly' (TCF). The Group has implemented TCF governance arrangements for all relevant businesses, and continues to undertake a process of continuous improvement of management information to demonstrate its continued commitment to treating customers fairly throughout the product lifecycle.

The Group also continues to co-operate with the Information Commissioner's Office, the UK's independent public body set up to uphold information rights in the public interest, promoting openness by public bodies and data privacy for individuals. The Group continues to improve its processes in line with changing guidelines in order to meet information security requirements.

European Union/global developments

The Group follows closely the work (and recommendations) of the G20, as well as international standard setters such as the Basel Committee on Banking Supervision. Of particular note were the discussions that took place throughout 2010 regarding proposals from the Basel Committee on Banking Supervision for an enhanced capital and liquidity framework. The Group was closely involved in all aspects of the proposals on capital and liquidity, as well as on other related policy areas, such as countercyclical capital buffers and contingent capital, being developed separately.

Also notable in 2010 was significant work by the European Commission and the Committee of European Securities Regulators to review the Markets in Financial Instruments Directive in areas such as transparency, investor protection and a widening of the scope of the Directive. Additionally, proposals to revise legislation on market infrastructure, to encourage central clearing of derivative instruments, were put forward by the Commission. The Group provided input in all these areas.

Lastly, the EU has also overhauled its supervisory framework, creating a system of EU Supervisory Authorities and the European Systemic Risk Board. Powers of the authorities will include the supervision of national regulators, but also potentially direct supervision of selected financial institutions should it be required in specific circumstances.

United States
In the US the Group continues to engage constructively with regulators and other bodies on regulatory and legislative change and seeks to ensure proper implementation and compliance. Current issues include regulatory implementation of recently enacted US financial regulatory reform legislation, mortgage and credit card lending and consumer disclosures, debit and credit card interchange fees, and account overdraft protection.

Other jurisdictions
The Group is active in monitoring regulatory developments in each country in which it operates so that internal policies are sufficient to ensure the effective management of regulatory risk.

Description of property and equipment
The Group operates from a number of locations worldwide, principally in the UK. At 31 December 2010, the Royal Bank and NatWest had 647 and 1,549 retail branches, respectively, in the UK. Ulster Bank has a foot print of 236 branches and an extensive network of business banking offices across Northern Ireland and the Republic of Ireland. US Retail & Commercial had 1,525 retail banking offices (including in-store branches) covering Connecticut, Delaware, Illinois, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Vermont. A substantial majority of the UK branches are owned by the Royal Bank, NatWest and their subsidiaries or are held under leases with unexpired terms of over 50 years. The Group's principal properties include its headquarters at Gogarburn, Edinburgh, its principal offices in London at 135 and 280 Bishopsgate and the Drummond House administration centre located at South Gyle, Edinburgh.

Total capital expenditure on premises (excluding investment properties), computers and other equipment in the year ended 31 December 2010 was £656 million (2009 - £1,215 million; 2008 - £1,406 million).

Major shareholders
Details of major shareholders of the company's ordinary and B shares are given on page 233.

In December 2008, The Solicitor for the Affairs of Her Majesty's Treasury (HM Treasury) acquired 22,854 million ordinary shares representing 57.92% of the company's issued ordinary share capital. During 2009, HM Treasury acquired a further 16,791 million ordinary shares raising their holding to 70.3% of the company's issued ordinary share capital.

In December 2009, HM Treasury acquired 51 billion B shares in the company representing the entire issued B share capital.

In 2010, the company converted certain non-cumulative convertible preference shares into ordinary shares in the company. As a result, HM Treasury's holding in the company's ordinary shares reduced to 67.8%.

Other than detailed above, there have been no significant changes in the percentage ownership of major shareholders of the company's ordinary, B and preference shares during the three years ended 23 February 2011. All shareholders within a class of the company's shares have the same voting rights.

At 23 February 2011, the directors of the company had options to purchase a total of 10,455,306 ordinary shares of the company.

As at 31 December 2010, almost all of the company's US$ denominated preference shares and American Depository Shares representing ordinary shares were held by shareholders registered in the US. All other shares were predominantly held by shareholders registered outside the US.

Material contracts
The company and its subsidiaries are party to various contracts in the ordinary course of business. Material contracts include the following:

Consortium and Shareholders Agreement (CSA)
On 28 May 2007, Fortis Bank Nederland, the company, Santander and RFS Holdings entered into the CSA. Fortis Bank Nederland acceded to the CSA on 26 July 2007. On 3 October 2008, the Dutch State acquired Fortis Bank Nederland. On 24 December 2008 the Dutch State acceded to the CSA following its acquisition of the shares held by Fortis Bank Nederland in RFS Holdings pursuant to a Deed of Accession entered into between RFS Holdings, the company, Fortis Bank Nederland, Santander and the Dutch State. On 1 April 2010 the CSA was restated. The CSA governs the relationships amongst the parties thereto in relation to the acquisition by RFS Holdings of ABN AMRO (now RBS Holdings N.V.). The CSA as restated details, inter alia, the equity interests in RFS Holdings, the governance of RFS Holdings, the arrangements for the transfer of certain ABN AMRO businesses, assets and liabilities to the Dutch State (previously Fortis Bank Nederland), the company and Santander, further funding obligations of the Dutch State, the company and Santander where funding is required by regulatory authorities in connection with the ABN AMRO businesses, the allocation of Core Tier 1 capital, the allocation of taxes and conduct of tax affairs and the steps that the Dutch State, the company and Santander expect to take to enable the company to become the sole shareholder of RFS Holdings.

Material contracts continued

Second Placing and Open Offer Agreement

Pursuant to a placing and open offer agreement dated 19 January 2009 entered into between the company, UBS, Merrill Lynch International and HM Treasury, (i) the company agreed to invite qualifying shareholders to apply to subscribe for new shares at the issue price of 31.75 pence per new share by way of the Second Open Offer, (ii) UBS and Merrill Lynch International were appointed as joint sponsors, joint bookrunners and joint placing agents and agreed to use reasonable endeavours to procure placees to subscribe for the new shares on such terms as may be agreed by the company and HM Treasury at not less than the issue price of 31.75 pence per new share on the basis that the new shares placed will be subject to clawback to the extent they are taken up under the Second Open Offer and (iii) HM Treasury agreed that, to the extent not placed or taken up under the Second Open Offer and subject to the terms and conditions set out in the Second Placing and Open Offer Agreement, HM Treasury would subscribe for such new shares itself at the issue price of 31.75 pence per new share.

Pursuant to the terms of the Second Placing and Open Offer Agreement, the aggregate proceeds of the Second Placing and Open Offer (net of expenses) were used in full to fund the redemption on Admission (as defined in the Second Placing and Open Offer Agreement) of the preference shares held by HM Treasury at 101 per cent of their issue price (£5.05 billion) together with the accrued dividend on the preference shares (from and including 1 December 2008 to but excluding the Date of Admission (as defined in the Second Placing and Open Offer Agreement)) and the commissions payable to HM Treasury under the Second Placing and Open Offer Agreement.

HM Treasury is entitled to novate its rights under the Second Placing and Open Offer Agreement to any entity that is owned, directly or indirectly, by HM Treasury.

Pre-accession Commitments Letter

On 26 February 2009, the Royal Bank entered into a deed poll in favour of HM Treasury, pursuant to which the Royal Bank gave a series of undertakings on behalf of each member of the Group, with immediate effect unless otherwise agreed, in relation to the provision of information and the management of the assets, commitments and exposures (the "Proposed Assets") in the period prior to the Royal Bank's proposed accession to and participation in the UK Government's Asset Protection Scheme (APS).

The Royal Bank undertook to HM Treasury, among other things, to:

(i) provide all such assistance and information and data as is reasonably requested which is pertinent to the implementation of the APS and the Royal Bank's potential participation in the APS;

(ii) provide, as soon as practicable, an indicative list of the assets, commitments and exposures that the Royal Bank propose to include within the APS with a view to agreeing such list by 30 April 2009;

(iii) provide, as promptly as practicable, information and data relating to the Proposed Assets reasonably requested for due diligence purposes and to provide certain other information concerning the Group's business and the financial performance and risk of the Proposed Assets;

(iv) provide access to the Group's premises, books, records, senior executives, relevant personnel and professional advisers on reasonable terms;

(v) consult with HM Treasury regarding the management and operations of the Proposed Assets and to ensure that the management of the Proposed Assets is in accordance with usual business practices and also without regard to the possible benefits under the APS;

(vi) develop and, subject to market conditions, implement a liability management plan which is designed to enable the Group to meet certain Core Tier 1 capital targets for 2009; and

(vii) use best endeavours (giving regard to reasonable operational requirements) to maintain regular, adequate and effective monitoring, reporting, risk management and audit controls and procedures in order, among other things, to ensure that risks relating to key business processes which affect the Proposed Assets are identified, assessed and reported and are managed and mitigated appropriately.

In addition, the Royal Bank agreed in principle that, if and only if the Royal Bank accedes to the APS, it would not claim, and would disclaim, certain UK tax losses and allowances arising to members of the Group in respect of any accounting period ending on or after 31 December 2008, provided that this undertaking would not apply in respect of any such tax benefits arising in the earlier of (a) the first accounting period beginning more than five years after the relevant accession date and (b) the first accounting period beginning after the relevant accession date in which the Group becomes profitable.

The company's commitments, described in this section have been superseded by the Scheme Rules and the Accession Agreement, (for details of the Accession Agreement, see below), with the exception of a commitment to inform the Department for Business, Innovation and Skills prior to making significant reductions in the level of lending being made available to certain borrowers or counterparties, which will apply until 28 February 2011, in line with the duration of the commitments under the Lending Commitments Letter described below.

Lending Commitments Letter

On 26 February 2009, the company entered into a deed poll in favour of certain UK Government departments under which it undertook to support lending to creditworthy borrowers in the UK in a commercial manner with effect from 1 March 2009. On 18 May 2009, the company entered into an amendment to this deed poll which took effect from 29 May 2009 and on 20 November 2009, the company executed a further amendment to this deed poll. This lending commitment was a pre-requisite to the company's participation in the APS and other Government backed schemes, the objective of which was to reinforce the stability of the financial system and support the recovery of the economy.

Pursuant to this lending commitment, the company agreed to increase its lending in the 12 months commencing 1 March 2009 from its UK banking operations to UK businesses by, in aggregate, £16 billion above the amount previously budgeted.

The company also made a commitment to increase lending to homeowners, including first time buyers, in the United Kingdom. The company undertook to increase its residential mortgage lending by at least £9 billion above the amount previously budgeted in the 12 months commencing 1 March 2009.

Such additional lending was subject to the company's ordinary course pricing and other terms, and certain commercial, risk, credit and regulatory considerations.

The company's compliance with its lending commitments is monitored by the UK Government, and is subject to a reporting process.

The company also made certain undertakings as regards marketing in support of its lending commitments and certain other matters relating to its business and residential lending practices and policies. The lending commitments made in the deed poll supersede the commitments given by the company in the First Placing and Open Offer Agreement and the Second Placing and Open Offer Agreement.

On 23 March 2010, the company agreed with the UK government certain adjustments to the above lending commitments for the 2010 commitment period (the 12 month period commencing 1 March 2010), to reflect expected economic circumstances over the period. As part of the amended lending commitments, the company has committed, among other things, to make available gross new facilities, drawn or undrawn, of £50 billion to UK businesses in the period 1 March 2010 to 28 February 2011. In addition, the company has agreed with the UK government to make available £8 billion of net mortgage lending in the 2010 commitment period. This is a decrease of £1 billion on the net mortgage lending target that previously applied to the 2010 commitment period which ends on 28 February 2011, to reflect that the mortgage lending commitment for the 2009 commitment period was increased from £9 billion to £10 billion.

B Share Acquisition and Contingent Capital Agreement

On 26 November 2009, the company and HM Treasury entered into the Acquisition and Contingent Capital Agreement pursuant to which HM Treasury subscribed for the initial B shares and the Dividend Access Share (the "Acquisitions") and agreed the terms of HM Treasury's subscription for an additional £8 billion in aggregate in the form of further B shares (the "Contingent B shares"), which will be issued on the same terms as the initial B shares. The Acquisitions were subject to the satisfaction of various conditions, including the company having obtained the approval of its shareholders in relation to the Acquisitions.

The company and HM Treasury further agreed the terms of the £8 billion Contingent Subscription of the Contingent B shares in the Acquisition and Contingent Capital Agreement. For a period of five years from 22 December 2009 or, if earlier, until the occurrence of a termination event or until the company decides (with FSA consent) to terminate such Contingent Subscription (the "Contingent Period"), if the Core Tier 1 ratio of the company falls below five per cent (and if certain other conditions are met) HM Treasury has committed to subscribe for the Contingent B shares in no fewer than two tranches of £6 billion and £2 billion (or such smaller amounts as the company and HM Treasury may agree). Any unused portion of the £8 billion may be subscribed in one or more further tranches.

The company may, subject to certain conditions, at any time terminate the Contingent Subscription in whole or in part, with the consent of the FSA. The company is required to pay an annual fee, for the Contingent Period, in relation to the Acquisitions and the Contingent Subscription of £320 million less four per cent per annum of the value of any B shares subscribed for under the Contingent Subscription. Such fee is payable in cash or, with HM Treasury's consent, by waiving certain UK tax reliefs that are treated as deferred tax assets or through a further issue of B shares to HM Treasury. The annual fee ceases to be payable on termination of the Contingent Subscription and if the company terminates the Contingent Subscription in part, the fee will reduce proportionately.

The company gave certain representations and warranties to HM Treasury on the date of the Acquisition and Contingent Capital Agreement, on the date the circular was posted to shareholders, on the first date on which all of the conditions precedent were satisfied, or waived, and on the date of the Acquisitions. The company has agreed to give such representations and warranties again on each date (if any) a Contingent Subscription is triggered and on each date (if any) on which B shares are issued pursuant to a Contingent Subscription.

The company agreed to reimburse HM Treasury for its expenses incurred in connection with the Acquisitions and agreed to do so in connection with the Contingent B shares, if the Contingent Subscription is exercised.

The company agreed to a number of undertakings, including with respect to: (i) restrictions on the payment of dividends or other distributions on, and the redemption of, certain securities; (ii) expectations regarding the repurchase of the B shares by the company; (iii) renegotiations of the terms of the Contingent Subscription as a result of future legislative or regulatory changes; (iv) negotiating in good faith to maintain the status of the B shares and Dividend Access Share as Core Tier 1 capital; and (v) restrictions in relation to the company's share premium account.

Material contracts continued

HM Treasury has agreed to waive its statutory pre-emption rights arising out of the B shares and the Dividend Access Share in respect of any future issue of equity securities by the company other than B shares and has agreed to vote its B shares and the Dividend Access Share, as applicable, in favour of each special resolution to disapply its pre-emption rights under the B shares and/or the Dividend Access Share then held by HM Treasury every time they arise. The pre-emption rights arising out of the B shares and the Dividend Access Share have also been disapplied in the Articles of Association.

HM Treasury has agreed that it shall not be entitled to exercise its option to convert B shares into ordinary shares to the extent that it holds more than 75 per cent of the ordinary shares of the company or to the extent that the exercise of such option would result in it holding more than 75 per cent of the ordinary shares of the company.

HM Treasury has agreed that it shall not be entitled to vote the B shares or the Dividend Access Share to the extent that votes cast on such B shares and the Dividend Access Share, together with any other votes which HM Treasury is entitled to cast in respect of any other ordinary shares held by or on behalf of HM Treasury, would exceed 75 per cent of the total votes eligible to be cast on a resolution proposed at a general meeting of the company.

For as long as it is a substantial shareholder of the company (within the meaning of the UKLA's Listing Rules), HM Treasury has undertaken not to vote on related party transaction resolutions at general meetings and to direct that its affiliates do not so vote.

Accession Agreement and the UK Asset Protection Scheme Terms and Conditions

The company acceded to the APS through an accession agreement (the "Accession Agreement") entered into with HM Treasury, which became effective on 22 December 2009. Supplemental agreements were signed on 27 August 2010, 20 December 2010 and 10 February 2011. The Accession Agreement incorporates the terms and conditions of the APS set out in the document entitled 'UK Asset Protection Scheme Terms and Conditions' which is available on HM Treasury's website (the 'Scheme Conditions'). The Accession Agreement which incorporates the Scheme Conditions is accounted for as a credit derivative and it tailors the APS to the company (by, amongst other things, setting applicable bank-specific thresholds and addressing a limited number of other bank-specific issues).

Under the APS, HM Treasury is liable to make payments to the company in respect of a pre-defined pool of assets and exposures (the "Covered Assets") in respect of which a specified failure to pay, bankruptcy or restructuring trigger occurs or is deemed to occur. Payments under the APS are intended to protect the company, over time, for 90% of the amount by which cumulative losses on the whole portfolio of Covered Assets (as reduced by cumulative recoveries on the portfolio) exceed a fixed first loss threshold of £60 billion. Cumulative losses (as reduced by cumulative recoveries) below the first loss threshold, and a 10% vertical slice of any cumulative losses (as reduced by cumulative recoveries) exceeding the first loss threshold, are for the account of the company.

Protection under the APS is, subject to various requirements under the Scheme Conditions, provided in respect of the Covered Assets on the company's consolidated balance sheet as at 31 December 2008 with an aggregate covered amount of £282 billion. Protection under the APS may be lost or limited in certain specified circumstances, including the failure of a Covered Asset to satisfy certain asset eligibility criteria set out in the Scheme Conditions.

During the life of the APS, the company will pay HM Treasury a non-refundable annual fee (payable in advance) of £700 million per annum for the first three years of the APS and £500 million per annum until the earlier of (i) the date of termination of the APS and (ii) 31 December 2099. The annual fee can, subject to HM Treasury's consent, be paid wholly or partly by means of the waiver of certain UK tax reliefs that are treated as deferred tax assets or funded by the issuance of additional B shares to HM Treasury.

The company has the right, in certain circumstances, to withdraw from the APS permanently all or part of a Covered Asset. In addition, the company contractually has the right to terminate the APS exercisable at any time provided that the FSA has confirmed in writing to HM Treasury that it has no objection to the proposed termination. An exit fee and, potentially, a refund of HM Treasury's net payments under the APS are payable by the company upon such termination. The Scheme Conditions also contain various provisions and restrictions on the management and administration of the Covered Assets and certain related assets. The company is obliged to manage such assets in accordance with the asset management objective, which is to maximise the expected net present value of such assets (discounted at an HM Treasury rate), including by minimising losses and potential losses and maximising recoveries and potential recoveries. The company also has monitoring and reporting obligations under the Scheme Conditions which are aimed at transparency in respect of the Covered Assets to enable HM Treasury to manage and assess its exposure under the APS. In addition, the company has to establish a separate governance structure for the purposes of the APS. Further, the Scheme Conditions and the Accession Agreement also contain requirements for the development of a remuneration policy for the Group and specific remuneration requirements for certain officers and employees of the company.

HM Treasury has the right to appoint one or more step-in managers to exercise extensive step-in rights in relation to all or some of the Covered Assets upon the occurrence of certain specified trigger events.

Certain Scheme Conditions are subject to modification at any time with retrospective effect at the discretion of HM Treasury without the company's consent. The modification rights arise broadly and subject to certain conditions where the operation, interpretation or application of such Scheme Conditions conflicts with any of the overriding general principles set out in the Scheme Conditions.

There are material restrictions on the form and substance of announcements or public statements (including any required by law or the rules of any securities exchange) made by the Group in relation to the APS or to HM Treasury in connection with the APS without HM Treasury's consent.

In connection with its participation in the APS, the company has agreed to a number of behavioural commitments in respect of lending for businesses in the UK, personal current accounts in the UK as well as to develop and implement a capital optimisation exercise designed to increase the Group's Core Tier 1 capital.

The Tax Loss Waiver

On 26 November 2009, the company entered into three agreements (together comprising the Tax Loss Waiver) which provide the right, at the company's option, subject to HM Treasury consent, to satisfy all or part of the annual fee in respect of the APS or the Contingent Subscription arrangement, and the exit fee payable in connection with any termination of the Group's participation in the APS (but not the refund of the net payments it has received from HM Treasury under the APS), by waiving the entitlement to certain UK tax reliefs that are treated as deferred tax assets. The Tax Loss Waiver contains undertakings designed to prevent the Group from engaging in arrangements which have a main purpose of reducing the net cost to the Group of any waiver of tax reliefs pursuant to the Tax Loss Waiver.

State Aid Commitment Deed

As a result of the State Aid granted to the company, it was required to work with HM Treasury to submit a State Aid restructuring plan to the European Commission, which has now been approved under the State Aid rules. The company has agreed a series of measures to be implemented over a four year period, which supplement the measures in the company's strategic plan.

The Group entered into a State Aid Commitment Deed with HM Treasury which provides that the Group will comply or procure compliance with these measures and behavioural commitments. The Group agreed to do all acts and things necessary to ensure HM Treasury's compliance with its obligations under any European Commission decision approving State Aid to the Group.

The State Aid Commitment Deed also provides that if the European Commission adopts a decision that the UK Government must recover any State Aid (a "Repayment Decision") and the recovery order of the Repayment Decision has not been annulled or suspended by the Court of First Instance or the European Court of Justice, then the Group must repay HM Treasury any aid ordered to be recovered under the Repayment Decision.

The State Aid Commitment Deed also provides for the Group's undertakings in respect of State Aid to be modified in certain limited circumstances. However, HM Treasury has undertaken that it will not, without the consent of the Group, agree modifications to the Group's undertakings with respect to State Aid which are significantly more onerous to the Group than those granted in order to obtain the State Aid approval.

State Aid Costs Reimbursement Deed

Under the State Aid Costs Reimbursement Deed, the Group has agreed to reimburse HM Treasury for fees, costs and expenses associated with the State Aid and State Aid approval.

Sale of RBS England and Wales and NatWest Scotland branch based business to Santander UK plc

On 4 August 2010, the Royal Bank, NatWest Plc and National Westminster Home Loans Limited entered into a Sale and Purchase Agreement with Santander UK plc pursuant to which the Royal Bank, NatWest Plc and National Westminster Home Loans Limited agreed to sell 311 Royal Bank of Scotland branded branches in England and Wales, seven NatWest branded branches in Scotland, the retail and SME customer accounts attached to these branches, the Direct SME business, and certain mid-corporate businesses and associated assets and liabilities to Santander UK plc for a premium of £350 million to net assets at closing. The consideration will be paid in cash and is subject to certain closing adjustments, including those relating to the performance of the business. The transaction is subject to regulatory, anti-trust and other conditions.

RBS Sempra Commodities JV sales

On 16 February 2010, the Group announced that RBS Sempra Commodities JV, a joint venture owned by the Royal Bank and Sempra Energy, had agreed to sell to J.P. Morgan Ventures Energy Corporation (JPMorgan) its metals, oils and European energy business lines. The Group announced completion of the transaction on 2 July 2010, for a total cash consideration of US$1.6 billion, post interim distributions of which the company's share is approximately 47 per cent.

On 20 September 2010, the Group announced that RBS Sempra Commodities JV had agreed to sell its Sempra Energy Solutions business line to Noble Americas Gas & Power Corp. for consideration of approximately US$317 million in cash, plus the assumption of approximately US$265 million in debt. The Group's share of the consideration is approximately 51 per cent, or US$162 million. The transaction closed on 1 November 2010.

On 7 October 2010, the Group announced that RBS Sempra Commodities JV had agreed to sell substantial assets of its commodities trading North American Power and Gas business lines to JPMorgan. The transaction closed on 1 December 2010 and JPMorgan acquired these net assets for consideration of US$220 million in cash based on the 30 June 2010 balance sheet, of which the Group's share is approximately 51 per cent, i.e. US$112 million. The value of the gross assets acquired by JPMorgan was US$6 billion (unaudited) as of 30 June 2010.

Material contracts continued

Sale of Global Merchant Services business

On 6 August 2010, the Royal Bank, Citizens Financial Group, Inc., RBS Netherlands Holdings B.V., Ulster Bank Limited, Ulster Bank Ireland Limited, NatWest Plc and Ship Bidco Limited (a company representing Advent International ('Advent') and Bain Capital ('Bain') which has now changed its name to WorldPay (UK) Limited) entered into a Transfer Agreement pursuant to which the Royal Bank (either directly or through its group companies) sold 80.01 per cent of its Global Merchant Services business for an enterprise value of up to £2.025 billion. Approximately £1.45 billion (subject to customary post-closing adjustments) was received in cash on closing of the sale of the 80.01 per cent interest. Up to £200 million is receivable in the future if the returns realised by Advent and Bain exceed certain thresholds. The sale completed on 30 November 2010.

The Royal Bank, in its capacity as holder of a retained interest in the Global Merchant Services business, also entered into an Investment Agreement on 6 August 2010 (subsequently amended and restated on 29 November 2010) with Ship Bidco Limited (now WorldPay (UK) Limited), certain other acquisition vehicles, specified management and funds operated by Advent International and Bain Capital relating to the operations of the joint venture company which is the uppermost of the intermediate acquisition vehicles and the ultimate parent company of WorldPay (UK) Limited. The interests of the Royal Bank are insufficient to block major decisions of this joint venture company at the shareholder or board level.

Risk factors

Set out below are certain risk factors which could adversely affect the Group's future results and cause them to be materially different from expected results. The Group's results could also be affected by competition and other factors. The factors discussed in this report should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties.

The company and its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009.

Under the Banking Act 2009 (the "Banking Act"), substantial powers have been granted to HM Treasury, the Bank of England and the FSA (together, the "Authorities") as part of a special resolution regime (the "SRR"). These powers enable the Authorities to deal with UK banks, building societies and other institutions with permission to accept deposits pursuant to Part IV of the Financial Services and Markets Act 2000 ("FSMA") (each, a "relevant entity") where the conditions set out in the next paragraph headed "The SRR may be triggered prior to the insolvency of the company or its UK bank subsidiaries" are met. The SRR consists of three stabilisation options and two insolvency and administration procedures applicable to UK banks which may be commenced by the Authorities. The stabilisation options provide for: (i) transfer of all or part of the business of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a "bridge bank" established by the Bank of England; and (iii) temporary public ownership (nationalisation) of the relevant entity or its UK-incorporated holding company. In each case, the Authorities have been granted wide powers under the Banking Act including powers to modify contractual arrangements in certain circumstances and powers for HM Treasury to disapply or modify laws (with possible retrospective effect) to enable the powers under the Banking Act to be used effectively. The following paragraphs of this risk factor headed "The company and its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures under the Banking Act 2009" set out some of the possible consequences of the exercise of those powers under the SRR.

The SRR may be triggered prior to the insolvency of the company or its UK bank subsidiaries.

The purpose of the stabilisation options is to address the situation where all or part of the business of a relevant entity has encountered, or is likely to encounter, financial difficulties. Accordingly, the stabilisation options may only be exercised if (a) the FSA is satisfied that a relevant entity such as the company's UK banking subsidiaries, including the Royal Bank and NatWest, is failing, or is likely to fail, to satisfy the threshold conditions within the meaning of section 41(1) of the FSMA (which are the conditions that a relevant entity must satisfy in order to retain its authorisation to perform regulated activities), (b) following consultation with the other Authorities, the FSA determines that it is not reasonably likely that (ignoring the stabilisation options) action will be taken that will enable the relevant entity to satisfy those threshold conditions, and (c) the Authorities consider the exercise of the stabilisation options to be necessary, having regard to certain public interest considerations (such as the stability of the UK financial systems, public confidence in the UK banking systems and the protection of depositors). It is therefore possible that one of the stabilisation options could be exercised prior to the point at which any insolvency proceedings with respect to the relevant entity (such as the Royal Bank or NatWest) or the company could be initiated.

The stabilisation options may be exercised by means of powers to transfer property, rights or liabilities of a relevant entity and shares and other securities issued by a relevant entity. HM Treasury may also take the parent company of a relevant entity (such as the company) into temporary public ownership provided that certain conditions are met. Temporary public ownership is effected by way of a share transfer order and can be actioned irrespective of the financial condition of the parent company.

Various actions may be taken in relation to any securities issued by the company without the consent of the holders thereof.

If HM Treasury decides to take the company into temporary public ownership, it may take various actions in relation to any securities issued by the company (the "Securities") without the consent of holders of the Securities, including (among other things):

(i) transferring the Securities free from any contractual, legislative or other restrictions on transfer;
(ii) transferring the Securities free from any trust, liability or other encumbrance;
(iii) extinguishing any rights to acquire Securities;
(iv) delisting the Securities;
(v) converting the Securities into another form or class (the scope of which power is unclear, although may include, for example, conversion of the Securities into equity securities);
(vi) disapplying any termination or acceleration rights or events of default under the terms of the Securities which would be triggered by the transfer or certain related events; or
(vii) where property is held on trust, removing or altering the terms of such trust.

Where HM Treasury has made a share transfer order in respect of securities issued by the holding company of a relevant entity, HM Treasury may make an order providing for the property, rights or liabilities of the holding company or of any relevant entity in the holding company group to be transferred and where such property is held on trust, removing or altering the terms of such trust.

The taking of any such actions may adversely affect the rights of holders of the Securities, the price or value of their investment in the Securities and/or the ability of the company to satisfy its obligations under the Securities and/or contracts related to the Securities. Where the transfer powers are effected, HM Treasury is required to make certain compensation or resolution fund orders and holders of Securities may have a claim for compensation under one of the compensation schemes contemplated by the Banking Act if any action is taken in respect of the Securities (and if the relevant order provides for the amount of compensation payable to be determined by an independent valuer, then for the purposes of determining an amount of compensation, the independent valuer must disregard actual or potential financial assistance provided by the Bank of England or HM Treasury). However, there can be no assurance that compensation would be assessed to be payable or that holders of the Securities would recover any compensation promptly and/or equal to any loss actually incurred.

Risk factors continued

Contractual arrangements between the company, other companies within the Group and/or the bridge bank or private sector purchaser may be created, modified or cancelled.

If the company were taken into temporary public ownership and a partial transfer of its or any relevant entity's business were effected, or if a relevant entity were made subject to the SRR and a partial transfer of its business to another entity were effected, the transfer may directly affect the company and/or its Group companies by creating, modifying or cancelling its or their contractual arrangements with a view to ensuring the provision of such services and facilities as are required to enable the bridge bank or private sector purchaser to operate the transferred business (or any part of it) effectively. For example, the transfer may (among other things) (i) require the company or Group companies to support and co-operate with the bridge bank or private sector purchaser; (ii) cancel or modify contracts or arrangements between the company or the transferred business and a Group company; or (iii) impose additional obligations on the company under new or existing contracts. There can be no assurance that the taking of any such actions would not adversely affect the ability of the company to satisfy its obligations under the issued Securities or related contracts.

A partial transfer of the company's business may result in a deterioration of its creditworthiness.

If the company were taken into temporary public ownership and a partial transfer of its or any relevant entity's business were effected, or if a relevant entity were made subject to the SRR and a partial transfer of its business to another entity was effected, the nature and mix of the assets and liabilities not transferred may adversely affect the company's financial condition and increase the risk that the company may eventually become subject to administration or insolvency proceedings pursuant to the Banking Act. In such circumstances, holders of Securities may have a claim for compensation under one of the compensation schemes contemplated by the Banking Act, but there can be no assurance that compensation would be assessed to be payable or that such holders would recover any compensation promptly and/or equal to any loss actually incurred.

While the main provisions of the Banking (Special Provisions) Act 2008 were in force, which conferred certain transfer powers on HM Treasury, the UK Government took action under that Act in respect of a number of UK financial institutions, including, in extreme circumstances, full and partial nationalisation. There have been concerns in the market in recent years regarding the risks of such nationalisation in relation to the company and other UK banks. If economic conditions in the UK or globally were to deteriorate, or the events described in the following risk factors were to occur to such an extent that they had a materially adverse impact on the financial condition, perceived or actual credit quality, results of operations or business of any of the relevant entities in the Group, the UK Government may decide to take similar action in relation to the company under the Banking Act. Given the extent of the Authorities' powers under the Banking Act, it is difficult to predict the effect that such actions might have on the Group and any securities issued by the company or Group companies. However, potential impacts may include full nationalisation of the company, the total loss of value in Securities issued by the company and the inability of the company to perform its obligations under the Securities.

If a relevant stabilisation option were effected in respect of the company or the stabilisation options were effected in respect of a relevant entity or its business within the Group, HM Treasury would be required to make certain compensation or resolution fund orders, which would depend on the stabilisation power adopted. For example, in the event that the Bank of England were to transfer some of the business of a relevant entity to a bridge bank, HM Treasury would have to make a resolution fund order including a third party compensation order pursuant to the Banking Act (Third Party Compensation Arrangements for Partial Property Transfers) Regulations 2009. However, there can be no assurance that compensation would be assessed to be payable or that holders of the Securities would recover any compensation promptly and/or equal to any loss actually incurred.

The Group's businesses, earnings and financial condition have been and will continue to be affected by the global economy and instability in the global financial markets.

The performance of the Group has been and will continue to be influenced by the economic conditions of the countries in which it operates, particularly the UK, the US and other countries throughout Europe and Asia. The outlook for the global economy over the near to medium term remains challenging, particularly in the UK, the US and other European economies. In addition, the global financial system has yet to fully overcome the difficulties which first manifested themselves in August 2007 and financial markets conditions have not yet fully normalised. These conditions led to severe dislocation of financial markets around the world and unprecedented levels of illiquidity in 2008 and 2009, resulting in the development of significant problems at a number of the world's largest corporate institutions operating across a wide range of industry sectors, many of which are the Group's customers and counterparties in the ordinary course of its business. In response to this economic instability and market illiquidity, a number of governments, including the UK Government, the governments of the other EU member states and the US Government intervened in order to inject liquidity and capital into the financial system, and in some cases, to prevent the failure of these institutions.

Despite such measures, the volatility and disruption of the capital and credit markets have continued, with many forecasts predicting only modest levels of GDP growth in the near to medium term. Similar conditions are likely to exist in a number of the Group's key markets, including those in the US and Europe, particularly Ireland. These conditions have exerted, and may continue to exert, downward pressure on asset prices and on availability of credit for financial institutions and upward pressure on the cost of credit for financial institutions, including the company, the Royal Bank, RBS Holdings N.V. and The Royal Bank of Scotland N.V., and will continue to impact the credit quality of the Group's customers and counterparties. Such conditions, alone or in combination with regulatory changes or actions of other market participants, may cause the Group to incur losses or to experience further reductions in business activity, increased funding costs and funding pressures, lower prices of the ordinary shares, decreased asset values, additional write-downs and impairment charges and lower profitability.

In particular, the performance of the Group may be affected by economic conditions impacting EU member states. For example, the financial problems recently experienced by the governments of certain EU member states (including Greece and Ireland) may lead to the issuance of significant volumes of debt by such member states and European Union entities, which may in turn reduce demand for debt issued by financial institutions and corporate borrowers. This, as well as credit rating downgrades experienced by such member states, could adversely affect the Group's access to the debt capital markets and may increase the Group's funding costs, which could have a material adverse impact on the Group's earnings, cash flow and financial condition. In addition, EU member states in which the Group operates have agreed to provide financial assistance to certain member states, currently Greece and Ireland, and may be required to provide financial assistance to other EU member states in the future, which may in turn have a negative impact on the financial condition of those EU member states providing the assistance. The Group's exposure to the economies of such member states, in particular Ireland, has resulted in the Group making significant provisions. Should the adverse economic conditions currently faced by such member states be replicated in other EU member states, the risks discussed above would be exacerbated.

In addition, the Group will continue to be exposed to the risk of loss if major corporate borrowers or counterparty financial institutions fail or are otherwise unable to meet their obligations. The Group is currently exposed to country concentration risk in the US, the UK and the rest of Europe and certain business sector concentration risk relating to personal and banking and financial institution exposures. The Group's performance may also be affected by future recovery rates on assets and the historical assumptions underlying asset recovery rates, which (as has already occurred in certain instances) may no longer be accurate given the unprecedented market disruption and general economic instability. The precise nature of all the risks and uncertainties the Group faces as a result of current economic conditions cannot be predicted and many of these risks are outside the control of the Group.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan and is prohibited from making discretionary dividend or coupon payments on existing hybrid capital instruments (including preference shares and B shares) which may impair the Group's ability to raise new Tier 1 capital.

The Group was required to obtain State Aid approval for the aid given to the Group by HM Treasury as part of the placing and open offer undertaken by the company in December 2008 (the "First Placing and Open Offer"), the issuance of £25.5 billion of B shares in the capital of the company (the "B shares") which are, subject to certain terms and conditions, convertible into ordinary shares of the company to HM Treasury, a contingent commitment by HM Treasury to subscribe (the "Contingent Subscription") for up to an additional £8 billion of B shares (the "Contingent B shares") if certain conditions are met and the Group's participation in the Asset Protection Scheme (the "APS") (the "State Aid"). In that context, as part of the terms of the State Aid approval, the Group, together with HM Treasury, agreed the terms of a restructuring plan (the "State Aid restructuring plan").

As part of the State Aid restructuring plan, there is a prohibition on the making of discretionary dividend (including preference shares and B shares) or coupon payments on existing hybrid capital instruments for a two-year period which commenced on 30 April 2010. These restrictions will prevent the company, the Royal Bank and other Group companies (other than companies in the RBS Holdings N.V. group, (which was renamed from ABN AMRO Holding N.V. on 1 April 2010) which are subject to different restrictions) from paying dividends on their preference shares and coupons on other Tier 1 securities, and the company from paying dividends on its ordinary shares, for the same duration, and it may impair the Group's ability to raise new capital through the issuance of ordinary shares and other securities issued by the company.

The Group is subject to a variety of risks as a result of implementing the State Aid restructuring plan, including required asset disposals. In particular, the Group agreed to undertake a series of measures to be implemented over a four-year period from December 2009, which include disposing of RBS Insurance, the Group's insurance division (subject to potentially maintaining a minority interest until the end of 2014). The company also agreed to divest its global card payment services business, Global Merchant Services ("GMS"), by the end of 2013, subject to the company retaining up to 20 per cent. of GMS if required by the purchaser, its interest in RBS Sempra Commodities LLP ("RBS Sempra Commodities"), the Group's joint venture with Sempra Energy and a leading global commodities trader and the Royal Bank branch-based business in England and Wales and the NatWest branches in Scotland, along with the Direct small and medium-size enterprise (SME) customers and certain mid-corporate customers across the UK. The Group has progressed with certain of these disposals over the course of 2010. For further information, see "Material Contracts". There is no assurance that the price that the Group receives or has received for any assets sold pursuant to the State Aid restructuring plan will be at a level the Group considers adequate or which it could obtain in circumstances in which the Group was not required to sell such assets in order to implement the State Aid restructuring plan or if such sale were not subject to the restrictions contained in the terms thereof. Further, if the Group fails to complete any of the required disposals within the agreed timeframes for such disposals, under the terms of the State Aid approval, a divestiture trustee may be empowered to conduct the disposals, with the mandate to complete the disposal at no minimum price.

Furthermore, if the Group is unable to comply with the terms of the State Aid approval, it could constitute a misuse of aid. In circumstances where the European Commission doubts that the Group is complying with the terms of the State Aid approval, it may open a formal investigation. At the conclusion of any such investigation, if the European Commission decided that there had been misuse of aid, it could issue a decision requiring HM Treasury to recover the misused aid which could have a material adverse impact on the Group.

Risk factors continued

In implementing the State Aid restructuring plan, the Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group's business arising from implementing the State Aid restructuring plan) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals. Further, the loss of such revenues and related income may extend the time period over which the Group may pay any amounts owed to HM Treasury under the APS or otherwise. The implementation of the State Aid restructuring plan may also result in disruption to the retained business and give rise to significant strain on management, employee, operational and financial resources, impacting customers and employees and giving rise to separation costs which could be substantial.

The implementation of the State Aid restructuring plan may result in the emergence of one or more new viable competitors or a material strengthening of one or more of the Group's existing competitors in the Group's markets. The effect of this on the Group's future competitive position, revenues and margins is uncertain and there could be an adverse effect on the Group's operations and financial condition and its business generally.

If any or all of the risks described above, or any other currently unforeseen risks, materialise, there could be a materially adverse impact on the Group's business, operations, financial condition, capital position and competitive position.

The Group's ability to implement its strategic plan depends on the success of the Group's refocus on its core strengths and its balance sheet reduction programme.

In light of the changed global economic outlook, the Group is engaged in a financial and core business restructuring which is focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital intensive businesses. A key part of this restructuring is the programme announced in February 2009 to run-down and sell the Group's non-core assets and businesses and the continued review of the Group's portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the Group's Non-Core division totalled £252 billion, excluding derivatives, as at 31 December 2008. At 31 December 2010, this total had reduced to £137.9 billion, excluding derivatives, largely as a result of the progress made in business disposals and portfolio sales during the course of 2010. This balance sheet reduction programme continues alongside the disposals under the State Aid restructuring plan approved by the European Commission.

Because the ability to dispose of assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which may remain challenging, there is no assurance that the Group will be able to sell or run-down (as applicable) those remaining businesses it is seeking to exit either on favourable economic terms to the Group or at all. Tax liabilities could arise on the disposal of assets. Furthermore, where transactions are entered into for the purpose of selling non-core assets and businesses, they may be subject to conditions precedent, including government and regulatory approvals and completion mechanics that in certain cases may entail consent from customers. There is no assurance that such conditions precedent will be satisfied, or consents and approvals obtained, in a timely manner or at all. There is consequently a risk that the Group may fail to complete such disposals by any agreed longstop date.

In addition, the Group may be liable for any deterioration in businesses being sold between the announcement of the disposal and its completion. In certain cases, the period between the announcement of a transaction and its completion may be lengthy and may span many months. Other risks that may arise out of the disposal of the Group's assets include ongoing liabilities up to completion of the relevant transaction in respect of the assets and businesses disposed of, commercial and other risks associated with meeting covenants to the buyer during the period up to completion, the risk of employee and customer attrition in the period up to completion, substantive indemnity obligations in favour of the buyer, the risk of liability for breach of warranty, the need to continue to provide transitional service arrangements for potentially lengthy periods following completion of the relevant transaction to the businesses being transferred and redundancy and other transaction costs. Further, the Group may be required to enter into covenants agreeing not to compete in certain markets for specific periods of time. In addition, as noted above in the context of the State Aid restructuring plan and in the context of other disposals, the Group will lose existing customers, deposits and other assets (both directly through the sale and potentially through the impact on the rest of the Group's business arising from implementing the restructuring plans) and the potential for realising additional associated revenues and margins that it otherwise might have achieved in the absence of such disposals.

Any of the above factors could negatively affect the Group's ability to implement its strategic plan and have a material adverse effect on the Group's business, results of operations, financial condition, capital ratios and liquidity and could result in a loss of value in the Securities.

Lack of liquidity is a risk to the Group's business and its ability to access sources of liquidity has been, and will continue to be, constrained.
Liquidity risk is the risk that a bank will be unable to meet its obligations, including funding commitments, as they fall due. This risk is inherent in banking operations and can be heightened by a number of enterprise specific factors, including an over-reliance on a particular source of wholesale funding (including, for example, short-term and overnight funding), changes in credit ratings or market-wide phenomena such as market dislocation and major disasters. During recent years, credit markets worldwide have experienced a severe reduction in liquidity and term-funding. During this time, the market perception of bank credit risk has changed significantly and banks that are deemed by the market to be riskier have issued debt at a premium to the cost of debt for banks that are perceived by the market as being safer. The uncertainty regarding the perception of credit risk across different banking groups also led to reductions in inter-bank lending, and hence, in common with many other banking groups, the Group's access to traditional sources of liquidity has been, and may again be, restricted. In addition, in common with other banking groups, the Group has experienced pressures to increase the average maturity of its wholesale funding. An increase in the maturity of wholesale funding has the effect of increasing the Group's overall cost of funding.

The Group's liquidity management focuses on maintaining a diverse and appropriate funding strategy for its assets, controlling the mismatch of maturities and carefully monitoring its undrawn commitments and contingent liabilities. However, the Group's ability to access sources of liquidity (for example, through the issue or sale of financial and other instruments or through the use of term loans) during recent periods of liquidity stress has been constrained to the point where it, in common with many other banking groups, has had to rely on shorter term and overnight funding with a consequent reduction in overall liquidity, and to increase its recourse to liquidity schemes provided by central banks. While money market conditions improved during the course of 2009 and 2010, with the Group seeing a material reduction of funding from central banks and the issuance of non-government guaranteed term debt, further tightening of credit markets could have a materially adverse impact on the Group. The Group, in common with other banking groups, may need to seek funds from alternative sources and potentially at higher costs than has previously been the case.

In addition, there is also a risk that corporate and financial institution counterparties with credit exposures may seek to reduce their credit exposures to banks, given current risk aversion trends. It is possible that credit market dislocation becomes so severe that overnight funding from non-government sources ceases to be available.

Like many banking groups, the Group relies on customer deposits to meet a considerable portion of its funding. Furthermore, as part of its ongoing strategy to improve its liquidity position, the Group is actively seeking to increase the proportion of its funding represented by customer deposits. However, such deposits are subject to fluctuation due to certain factors outside the Group's control, such as a loss of confidence, increasing competitive pressures for retail customer deposits or the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors, which could result in a significant outflow of deposits within a short period of time. There is currently heavy competition among UK banks for retail customer deposits, which has increased the cost of procuring new deposits and impacted the Group's ability to grow its deposit base. An inability to grow, or any material decrease in, the Group's deposits could, particularly if accompanied by one of the other factors described above, have a materially adverse impact on the Group's ability to satisfy its liquidity needs unless corresponding actions were taken to improve the liquidity profile of other deposits or to reduce assets. Significant progress was made during the course of 2010 in reducing non-core asset levels. While the liquidity position of the Group may be materially adversely impacted if it is unable to achieve the run-off and sale of non-core and other assets and businesses as expected, the magnitude of this risk reduced during the course of 2010. Any significant delay in those plans may nevertheless require the Group to consider disposals of other assets not previously identified for disposal to achieve its funded balance sheet target level.

The Group has participated in governmental support schemes including the UK Government Credit Guarantee Scheme and the Special Liquidity Scheme. The Credit Guarantee Scheme closed for new issuance in February 2010 and the Special Liquidity Scheme closed for new transactions in January 2009. All of the Group's financing under the United Kingdom Government Credit Guarantee Scheme and the Special Liquidity Scheme matures in 2011 and 2012. As at 31 December 2010, the total amount outstanding of debt instruments issued by RBS which benefit from the United Kingdom Government Credit Guarantee scheme was £41.5 billion. The Group expects to mitigate the impact of this refinancing concentration through a combination of seeking funds from alternative sources, the continuation of the Group's balance sheet reduction programme and other reductions in the Group's net wholesale funding requirement. However, there can be no assurance that such mitigation efforts will be successful.

There can be no assurance that the measures described above, alongside other available measures, will succeed in improving the funding and liquidity in the markets in which the Group operates, or that these measures, combined with any increased cost of any funding currently available in the market, will not lead to a further increase in the Group's overall cost of funding or require the Group to consider disposals of other assets not previously identified for disposal to reduce its funding requirements, each of which could have a material adverse impact on the Group's financial condition and results of operations or result in a loss of value in the Securities.

The financial performance of the Group has been materially affected by deteriorations in borrower credit quality and it may continue to be impacted by any further deteriorations, including as a result of prevailing economic and market conditions, and legal and regulatory developments.
Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of the Group's businesses. Whilst some economies stabilised over the course of the last two years, the Group may continue to see adverse changes in the credit quality of its borrowers and counterparties, for example as a result of their inability to refinance their debts, with increasing delinquencies, defaults and insolvencies across a range of sectors (such as the personal and financial institution sectors) and in a number of geographies (such as the UK, the US and the rest of Europe, particularly Ireland).

Risk factors continued

The credit quality of the Group's borrowers and counterparties is impacted by prevailing economic and market conditions, as well as by the legal and regulatory landscape in their respective markets, and if there is a further deterioration in economic and market conditions in one or more markets in which the Group operates or there are changes to the legal or regulatory landscapes in such markets, this could worsen the credit quality of the Group's borrowers and counterparties and also impact the Group's ability to enforce contractual security rights.

In the United States during the last year there has been disruption in the ability of certain financial institutions to complete foreclosure proceedings in a timely manner (or at all), including as a result of interventions by certain states and local governments. This disruption has lengthened the time to complete foreclosures, increased the backlog of repossessed properties and, in certain cases, has resulted in the invalidation of purported foreclosures. In addition, a number of other financial institutions have experienced increased repurchase demands in respect of US mortgage loans or other related securities originated and sold. However, the Group has not experienced a significant volume of repurchase demands in respect of similar loans or related securities it originated or sold and has not ceased any of its US foreclosure activities.

The trends and risks affecting borrower credit quality have caused, and in the future may cause, the Group to experience further and accelerated impairment charges, increased repurchase demands, higher costs, additional write-downs and losses for the Group, and may result in a loss of value in the Securities.

The actual or perceived failure or worsening credit of the Group's counterparties has adversely affected and could continue to adversely affect the Group.

The Group's ability to engage in routine funding transactions has been and will continue to be adversely affected by the actual or perceived failure or worsening credit of its counterparties, including other financial institutions and corporate borrowers. The Group has exposure to many different industries and counterparties and routinely executes transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds and other institutional clients. As a result, defaults by, or even the perceived creditworthiness of or concerns about, one or more corporate borrowers, financial institutions, sovereign counterparties or the financial services industry generally, have led to market-wide liquidity problems, losses and defaults and could lead to further losses being incurred by the Group or by other institutions. Many of these transactions expose the Group to credit risk in the event of default of the Group's counterparty or client and the Group does have significant exposures to certain individual counterparties (including counterparties in certain weakened sectors and geographic markets, particularly the United States and Europe). In addition, the Group's credit risk is exacerbated when the collateral it holds cannot be realised or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure that is due to the Group, which is most likely to occur during periods of illiquidity and depressed asset valuations, such as those experienced in recent years. Any such losses could have an adverse effect on the Group's results of operations and financial condition or result in a loss of value in the Securities.

The Group's earnings and financial condition have been, and its future earnings and financial condition may continue to be, materially affected by depressed asset valuations resulting from poor market conditions.

Financial markets continue to be subject to significant stress conditions, where steep falls in perceived or actual asset values have been accompanied by a severe reduction in market liquidity, as exemplified by recent events affecting asset-backed collateralised debt obligations, residential mortgage-backed securities and the leveraged loan market. In dislocated markets, hedging and other risk management strategies have proven not to be as effective as they are in normal market conditions due in part to the decreasing credit quality of hedge counterparties, including monoline and other insurance companies and credit derivative product companies. Severe market events have resulted in the Group recording large write-downs on its credit market exposures in recent years. Any deterioration in economic and financial market conditions could lead to further impairment charges and write-downs. Moreover, market volatility and illiquidity (and the assumptions, judgements and estimates in relation to such matters that may change over time and may ultimately not turn out to be accurate) make it difficult to value certain of the Group's exposures. Valuations in future periods, reflecting, among other things, then-prevailing market conditions and changes in the credit ratings of certain of the Group's assets, may result in significant changes in the fair values of the Group's exposures, even in respect of exposures, such as credit market exposures, for which the Group has previously recorded write-downs. In addition, the value ultimately realised by the Group may be materially different from the current or estimated fair value. Any of these factors could require the Group to recognise further significant write-downs in addition to those already recorded or realised or realise increased impairment charges, which may have a material adverse effect on its financial condition and its results of operations or result in a loss of value in the Securities.

Further information about the write-downs which the Group has incurred and the assets it has reclassified can be found in the Risk and balance sheet management section of the Business review.

The value or effectiveness of any credit protection that the Group has purchased from monoline and other insurers and other market counterparties (including credit derivative product companies) depends on the value of the underlying assets and the financial condition of the insurers and such counterparties.

The Group has credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps ("CDSs"), which are carried at fair value. The fair value of these CDSs, as well as the Group's exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Since 2007, monoline and other insurers and other market counterparties (including credit derivative product companies) have been adversely affected by their exposure to residential mortgage linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness has deteriorated rapidly, which may continue. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates further, the Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs in addition to those already recorded and such adjustments may have a material adverse impact on the Group's financial condition and results of operations.

Changes in interest rates, foreign exchange rates, credit spreads, bond, equity and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect the Group's business and results of operations.

Some of the most significant market risks the Group faces are interest rate, foreign exchange, credit spread, bond, equity and commodity price and basis, volatility and correlation risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realised between lending and borrowing costs, the effect of which may be heightened during periods of liquidity stress, such as those experienced in recent years. Changes in currency rates, particularly in the sterling-US dollar and sterling-euro exchange rates, affect the value of assets, liabilities, income and expenses denominated in foreign currencies and the reported earnings of the company's non-UK subsidiaries (principally Citizens Financial Group, Inc. ("Citizens"), The Royal Bank of Scotland N.V. (which was renamed from "ABN AMRO Bank N.V." on 6 February 2010) ("RBS N.V.") and RBS Securities Inc.) and may affect income from foreign exchange dealing. The company prepares its consolidated financial statements in sterling. Fluctuations in the exchange rates used to translate other currencies into sterling affect the company's reported consolidated financial condition, results of operations and cash flows from year to year and those of the Group's operations whose functional currency is not sterling.

The performance of financial markets may affect bond, equity and commodity prices and, therefore, cause changes in the value of the Group's investment and trading portfolios. This has been the case during the period since August 2007, with market disruptions and volatility resulting in significant variations in the value of such portfolios. As part of its ongoing derivatives operations, the Group also faces significant basis, volatility and correlation risks for which materialisation is highly dependent on relative changes in the first order risks referred to above. While the Group has implemented risk management methods to mitigate and control these and other market risks to which it is exposed, it is difficult, particularly in the current environment, to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on the Group's financial performance and business operations.

The Group's borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the UK Government's credit ratings.

The company, the Royal Bank and other Group members have been subject to a number of credit rating downgrades in the recent past. Any future reductions in the long-term or short-term credit ratings of the company or one of its principal subsidiaries (particularly the Royal Bank) would further increase its borrowing costs, require the Group to replace funding lost due to the downgrade, which may include the loss of customer deposits, and may also limit the Group's access to capital and money markets and trigger additional collateral requirements in derivatives contracts and other secured funding arrangements. Furthermore, given the extent of the UK Government ownership and support provided to the Group through HM Treasury's guarantee scheme (announced by the UK Government on 8 October 2008) (the "Credit Guarantee Scheme"), any downgrade in the UK Government's credit ratings could materially adversely affect the credit ratings of Group companies and may have the effects noted above. Standard & Poor's Credit Market Services Europe Limited reaffirmed the UK Government's "AAA" rating with stable outlook on 26 October 2010 and Moody's Investors Service Limited reaffirmed the UK Government's "Aaa" rating on 7 May 2010. Fitch Ratings Limited reaffirmed the UK Government's "AAA" rating with stable outlook on 31 July 2009 and Moody's Investors Service Limited reiterated the UK Government's stable outlook on 23 June 2010. Credit ratings of RBS N.V., Ulster Bank and Citizens are also important to the Group when competing in certain markets, such as over-the-counter derivatives. As a result, any further reductions in the company's long-term or short-term credit ratings or those of its principal subsidiaries could adversely affect the Group's access to liquidity and competitive position, increase its funding costs and have a material adverse impact on the Group's earnings, cash flow and financial condition or result in a loss of value in the Securities.

The Group's business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements.

Effective management of the Group's capital is critical to its ability to operate its businesses, to grow organically and to pursue its strategy of returning to standalone strength. The Group is required by regulators in the UK, the US and other jurisdictions in which it undertakes regulated activities, to maintain adequate capital resources. The maintenance of adequate capital is also necessary for the Group's financial flexibility in the face of continuing turbulence and uncertainty in the global economy. Accordingly, the purpose of the issuance of the £25.5 billion of B shares, the grant of the Contingent Subscription and the previous placing and open offers was to allow the Group to strengthen its capital position. The FSA's liquidity policy statement issued in October 2009 states that UK regulated firms must hold sufficient eligible securities to survive a liquidity stress and that liquidity policy statement, together with the developments described below, has resulted in the Group holding a greater amount of government securities to ensure that it has adequate liquidity in times of financial stress.

On 17 December 2009, the Basel Committee on Banking Supervision (the "Basel Committee") proposed a number of fundamental reforms to the regulatory capital framework in its consultative document entitled "Strengthening the resilience of the banking sector". On 12 September 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced further details of the proposed substantial strengthening of existing capital requirements, and the reforms were endorsed by the G-20 leaders after the G-20 Summit in Seoul in November 2010. On 16 December 2010, the Basel Committee published the Basel III rules in documents entitled "Basel III: A global regulatory framework for more resilient banks and banking systems" (containing the reforms relating to capital) and "Basel III: International framework for liquidity risk measurement, standards and monitoring" (containing the reforms relating to liquidity).

Risk factors continued

The Basel Committee's package of reforms includes increasing the minimum common equity requirement from 2% (before the application of regulatory adjustments) to 4.5% (after the application of stricter regulatory adjustments). The total Tier 1 capital requirement, which includes common equity and other qualifying financial instruments, will increase from 4% to 6%. The total capital requirement (which comprises Tier 1 capital and Tier 2 capital) remains at 8%. In addition, banks will be required to maintain, in the form of common equity (after the application of deductions), a capital conservation buffer of 2.5% to withstand future periods of stress, bringing the total common equity requirements to 7%. If there is excess credit growth in any given country resulting in a system-wide build up of risk, a countercyclical buffer within a range of 0% to 2.5% of common equity (or possibly other fully loss absorbing capital) is to be applied as an extension of the conservation buffer. In addition, a leverage ratio will be introduced, together with a liquidity coverage ratio and a net stable funding ratio. The liquidity coverage ratio is intended to promote resilience to potential liquidity stress scenarios lasting for a 30-day period. The net stable funding ratio is intended to limit over reliance on short-term wholesale funding and has been developed to provide a sustainable maturity structure of assets and liabilities. The Basel Committee is conducting further work on systemically important financial institutions and contingent capital in close coordination with the Financial Stability Board. The Basel Committee has stated that measures may include capital surcharges, contingent capital and bail-in debt (which could be introduced by statute, possibly impacting existing as well as future issues of debt and exposing them to the risk of conversion into equity and/or write-down of principal amount). Such measures would be in addition to proposals for the write-off of Tier 1 and Tier 2 debt (and its possible conversion into ordinary shares) if a bank becomes non-viable.

The Basel Committee is expected to complete by early to mid 2011 a methodology for identifying global systemically important financial institutions with a view to the Financial Stability Board and national authorities determining by mid-2011 those institutions to which the recommendations for global systemically important financial institutions will initially apply. In addition, by mid-2011, the Basel Committee is to complete a study of how much additional loss absorbency capacity global systemically important financial institutions should have and how much of such capacity could be provided by the various proposed instruments (which include contingent capital securities and bail-in debt).

The implementation of the Basel III reforms will begin on 1 January 2013, however the requirements are subject to a series of transitional arrangements and will be phased in over a period of time, to be fully effective by 2019.

To the extent the Group has estimated the indicative impact that Basel III reforms may have on its RWAs and capital ratios, such estimates are preliminary and subject to uncertainties and may change. In particular, the estimates assume mitigating actions will be taken by the Group (such as deleveraging of legacy positions and securitisations, including Non-Core, as well as other actions being taken to derisk market and counterparty exposures), which may not occur as anticipated, in a timely manner, or at all.

The Basel Committee changes and other future changes to capital adequacy and liquidity requirements in the UK and in other jurisdictions in which it operates, including the European Commission's public consultation on further possible changes to the Capital Requirements Directive launched in February 2010, may require the Group to raise additional Tier 1 (including Core Tier 1) and Tier 2 capital by way of further issuances of securities, including in the form of ordinary shares or B shares and will result in existing Tier 1 and Tier 2 securities issued by the Group ceasing to count towards the Group's regulatory capital, either at the same level as present or at all. The requirement to raise additional Core Tier 1 capital could have a number of negative consequences for the company and its shareholders, including impairing the company's ability to pay dividends on or make other distributions in respect of ordinary shares and diluting the ownership of existing shareholders of the company. If the Group is unable to raise the requisite Tier 1 and Tier 2 capital, it may be required to further reduce the amount of its risk-weighted assets and engage in the disposal of core and other Non-Core businesses, which may not occur on a timely basis or achieve prices which would otherwise be attractive to the Group. In addition, pursuant to the State Aid approval, should the Group's Core Tier 1 capital ratio decline to below 5 per cent. at any time before 31 December 2014, or should the Group fall short of its funded balance sheet target level (after adjustments) for 31 December 2013 by £30 billion or more, the Group will be required to reduce its risk-weighted assets by a further £60 billion in excess of its plan through further disposals of identifiable businesses and their associated assets. As provided in the Acquisition and Contingent Capital Agreement (as defined below), the Group will also be subject to restrictions on payments on its hybrid capital instruments should its Core Tier 1 ratio fall below 6 per cent. or if it would fall below 6 per cent. as a result of such payment.

As at 31 December 2010, the Group's Tier 1 and Core Tier 1 capital ratios were 12.9 per cent and 10.7 per cent., respectively, calculated in accordance with FSA requirements. Any change that limits the Group's ability to manage effectively its balance sheet and capital resources going forward (including, for example, reductions in profits and retained earnings as a result of write-downs or otherwise, increases in risk-weighted assets, delays in the disposal of certain assets or the inability to syndicate loans as a result of market conditions, a growth in unfunded pension exposures or otherwise) or to access funding sources, could have a material adverse impact on its financial condition and regulatory capital position or result in a loss of value in the securities.

The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

Under IFRS, the Group recognises at fair value: (i) financial instruments classified as "held-for-trading" or "designated as at fair value through profit or loss"; (ii) financial assets classified as "available-for-sale"; and (iii) derivatives. Generally, to establish the fair value of these instruments, the Group relies on quoted market prices or, where the market for a financial instrument is not sufficiently active, internal valuation models that utilise observable market data. In certain circumstances, the data for individual financial instruments or classes of financial instruments utilised by such valuation models may not be available or may become unavailable due to changes in market conditions, as has been the case during the recent financial crisis. In such circumstances, the Group's internal valuation models require the Group to make assumptions, judgements and estimates to establish fair value. In common with other financial institutions, these internal valuation models are complex, and the assumptions, judgements and estimates the Group is required to make often relate to matters that are inherently uncertain, such as expected cash flows, the ability of borrowers to service debt, residential and commercial property price appreciation and depreciation, and relative levels of defaults and deficiencies. Such assumptions, judgements and estimates may need to be updated to reflect changing facts, trends and market conditions. The resulting change in the fair values of the financial instruments has had and could continue to have a material adverse effect on the Group's earnings and financial condition.

Also, recent market volatility and illiquidity have challenged the factual bases of certain underlying assumptions and have made it difficult to value certain of the Group's financial instruments. Valuations in future periods, reflecting prevailing market conditions, may result in further significant changes in the fair values of these instruments, which could have a material adverse effect on the Group's results of operations and financial condition or result in a loss of value in the Securities.

The Group operates in markets that are highly competitive and consolidating. If the Group is unable to perform effectively, its business and results of operations will be adversely affected.

The consolidation that has taken place in recent years among banking institutions in the UK, the US and throughout Europe continues to change the competitive landscape for banks and other financial institutions. If financial markets continue to be volatile, more banks may be forced to consolidate. This consolidation, in combination with the introduction of new entrants into the US and UK markets from other European and Asian countries, could increase competitive pressures on the Group.

In addition, certain competitors may have access to lower cost funding and/or be able to attract retail deposits on more favourable terms than the Group and may have stronger multi-channel and more efficient operations as a result of greater historical investments. Furthermore, the Group's competitors may be better able to attract and retain clients and key employees, which may have a negative impact on the Group's relative performance and future prospects.

Furthermore, increased government ownership of, and involvement in, banks generally may have an impact on the competitive landscape in the major markets in which the Group operates. The effects of the substantial government shareholding and involvement in the banks may differ from jurisdiction to jurisdiction, and such involvement may cause the Group to experience stronger competition for corporate, institutional and retail clients and greater pressure on profit margins. Future disposals and restructurings by the Group and the compensation structure and restrictions imposed on the Group may also have an impact on its ability to compete effectively. Since the markets in which the Group operates are expected to remain highly competitive in all areas, these and other changes to the competitive landscape could adversely affect the Group's business, margins, profitability, financial condition and prospects or result in a loss of value in the Securities.

As a condition to HM Treasury support, the company has agreed to certain undertakings which may serve to limit the Group's operations.

Under the terms of the First Placing and Open Offer, the company provided certain undertakings aimed at ensuring that the subscription by HM Treasury of the relevant ordinary shares and preference shares and the Group's participation in the Credit Guarantee Scheme offered by HM Treasury as part of its support for the UK banking industry are compatible with the common market under EU law. These undertakings included (i) certain lending commitments in relation to UK residential mortgage lending and lending to SMEs in the UK until 28 February 2011, (ii) regulating management remuneration and (iii) regulating the rate of growth of the Group's balance sheet. Under the terms of the placing and open offer undertaken by the company in April 2009 (the "Second Placing and Open Offer"), the Group's undertakings in relation to mortgage lending and lending to SMEs were extended to larger commercial and industrial companies in the UK. Pursuant to these arrangements, the Group agreed to make available to creditworthy borrowers on commercial terms, £16 billion above the amount the company had budgeted to lend to UK businesses and £9 billion above the amount the company had budgeted to lend to UK homeowners in the year commencing 1 March 2009.

In relation to the 2009 commitment period, which ended on 28 February 2010, the Group's net mortgage lending to UK homeowners was £12.7 billion above the amount it had originally budgeted to lend. In relation to its business lending commitment, the Group extended £41 billion of gross new facilities, drawn and undrawn, to UK businesses, including £27 billion to SMEs but, in the economic environment prevailing at the time, many customers were strongly focused on reducing their borrowings and repayments consequently increased. Moreover, the withdrawal of foreign lenders was less pronounced than anticipated, there was a sharp increase in capital market issuance and demand continued to be weak. As a result, the Group's net lending did not reach the £16 billion targeted.

Risk factors continued

In March 2010, the Royal Bank agreed with the UK Government to certain adjustments to the lending commitments for the 2010 commitment period (the 12 month period which commenced on 1 March 2010), to reflect expected economic circumstances over the period. As part of the amended lending commitments, the Royal Bank has committed, among other things, to make available gross new facilities, drawn or undrawn, of £50 billion to UK businesses in the period 1 March 2010 to 28 February 2011. In addition, the Royal Bank has agreed with the UK Government to make available £8 billion of net mortgage lending in the 2010 commitment period. This is a decrease of £1 billion on the net mortgage lending target that previously applied to the 2010 commitment period which ends on 28 February 2011, to reflect that the mortgage lending commitment for the 2009 commitment period was increased from £9 billion to £10 billion. At 31 December 2010, RBS was on track to meet both its business and mortgage lending targets.

As discussed above, the Group has also agreed to certain other material commitments under the State Aid restructuring plan approved by the European Commission in relation to State Aid, including an agreement to refrain from making discretionary dividends (including on preference shares and B shares) or coupon payments on existing hybrid capital instruments for a two-year period which commenced on 30 April 2010. It is possible that the Group may, in future, be subject to further restrictions on payments on such hybrid capital instruments, whether as a result of undertakings given to regulatory bodies or otherwise. The Group has also agreed to certain other undertakings in the Acquisition and Contingent Capital Agreement (the "Acquisition and Contingent Capital Agreement").

The undertakings described above may serve to limit the Group's operations. See also "HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group."

The Group could fail to attract or retain senior management, which may include members of the Board, or other key employees, and it may suffer if it does not maintain good employee relations.

The Group's ability to implement its strategy depends on the ability and experience of its senior management, which may include directors, and other key employees. The loss of the services of certain key employees, particularly to competitors, could have an adverse impact on the Group's business. The Group's future success will also depend on its ability to attract, retain and remunerate highly skilled and qualified personnel competitively with its peers. This cannot be guaranteed, particularly in light of heightened regulatory oversight of banks and heightened scrutiny of, and (in some cases) restrictions placed upon, management and employee compensation arrangements, in particular those in receipt of Government funding (such as the Group). In connection with its accession to the APS, the Group agreed with HM Treasury that it will be at the leading edge of implementing the G-20 principles and to consult with UK Financial Investments Limited ("UKFI") in connection with the Group's remuneration policy and the Group made a commitment to HM Treasury to comply with the FSA Remuneration Code which came into force on 1 January 2010. On 1 January 2011, a revised FSA Remuneration Code came into effect to implement the requirements of the Capital Requirements Directive III. In addition, as a result of its accession to the APS, the Group also has reached agreement with HM Treasury in relation to remuneration arrangements for the executive directors of the Group and certain employees involved in the APS, including approval rights for the Asset Protection Agency on annual APS-related performance targets. The deferral and claw-back provisions implemented by the Group may impair the ability of the Group to attract and retain suitably qualified personnel in various parts of the Group's businesses.

In recent years, the Group has altered certain of the pension benefits it offers to staff and some employees continue to participate in defined benefit arrangements. The following two changes have been made to the main defined benefit pension plans: (i) a yearly limit on the amount of any salary increase that will count for pension purposes; and (ii) a reduction in the severance lump sum for those who take an immediate undiscounted pension for redundancy.

In addition to the effects of such measures on the Group's ability to retain senior management and other key employees, the marketplace for skilled personnel is becoming more competitive, which means the cost of hiring, training and retaining skilled personnel may continue to increase. The failure to attract or retain a sufficient number of appropriately skilled personnel could place the Group at a significant competitive disadvantage and prevent the Group from successfully implementing its strategy, which could have a material adverse effect on the Group's financial condition and results of operations or result in a loss of value in the Securities.

In addition, certain of the Group's employees in the UK, continental Europe and other jurisdictions in which the Group operates are represented by employee representative bodies, including trade unions. Engagement with its employees and such bodies is important to the Group and a breakdown of these relationships could adversely affect the Group's business, reputation and results. As the Group implements cost-saving initiatives and disposes of, or runs-down, certain assets or businesses (including as part of its restructuring plans), it faces increased risk in this regard and there can be no assurance that the Group will be able to maintain good relations with its employees or employee representative bodies in respect of all matters. As a result, the Group may experience strikes or other industrial action from time to time, which could have an adverse effect on its business and results of operations and could cause damage to its reputation.

Each of the Group's businesses is subject to substantial regulation and oversight. Significant regulatory developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition.

The Group is subject to financial services laws, regulations, corporate governance requirements, administrative actions and policies in each jurisdiction in which it operates. All of these are subject to change, particularly in the current regulatory and market environment, where there have been unprecedented levels of government intervention, changes to the regulations governing financial institutions and reviews of the industry, including nationalisations or injections of government capital in the US, the UK and other European countries. In recent years, there has also been increasing focus in the UK, US and other jurisdictions in which the Group operates on compliance with anti-bribery, anti-money laundering, anti-terrorism and other similar sanctions regimes.

As a result of the environment in which the Group operates, increasing regulatory focus in certain areas and ongoing and possible future changes in the financial services regulatory landscape (including requirements imposed by virtue of the Group's participation in government or regulator-led initiatives), the Group expects to face greater regulation and scrutiny in the UK, the US and other countries in which it operates.

Although it is difficult to predict with certainty the effect that recent regulatory developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK, the other parts of Europe in which the Group operates and the US (such as the bank levy in the UK or the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US) is likely to result in increased capital and liquidity requirements and changes in regulatory requirements relating to the calculation of capital and liquidity metrics or other prudential rules relating to capital adequacy frameworks, and may result in an increased number of regulatory investigations and actions. Any of these developments could have an adverse impact on how the Group conducts its business, applicable authorisations and licences, the products and services it offers, its reputation, the value of its assets, its funding costs and its results of operations and financial condition or result in a loss of value in its securities.

Areas in which, and examples of where, governmental policies, regulatory changes and increased public and regulatory scrutiny could have an adverse impact on the Group include, but are not limited to:

- the monetary, fiscal, interest rate and other policies of central banks and other governmental or regulatory bodies;
- requirements to separate retail banking from investment banking, and restrictions on proprietary trading and similar activities within a commercial bank and/or a group which contains a commercial bank;
- government-imposed requirements with respect to lending to the UK SME market and larger commercial and corporate markets and residential mortgage lending;
- requirements to operate in a way that prioritises objectives other than shareholder value creation;
- changes to financial reporting standards (including accounting standards), corporate governance requirements, corporate structures and conduct of business rules;
- the imposition of restrictions on the Group's ability to compensate its senior management and other employees;
- regulations relating to, and enforcement of, anti-bribery, anti-money laundering, anti-terrorism or other similar sanctions regimes;
- rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
- other requirements or policies affecting the Group's profitability, such as the imposition of onerous compliance obligations, further restrictions on business growth or pricing, and the introduction of, and changes to, levies, fees or taxes applicable to the Group's operations (such as the imposition of financial activities taxes and changes in tax rates that reduce the value of deferred tax assets); and
- other unfavourable political, military or diplomatic developments producing social instability or legal uncertainty which, in turn, may affect demand for the Group's products and services.

For further information about certain investigations, supervisory matters and litigation matters to which the Group is subject, please refer to Note 34 to the Group's financial statements.

The Group is and may be subject to litigation and regulatory investigations that may impact its business.

The Group's operations are diverse and complex, and it operates in legal and regulatory environments that expose it to potentially significant litigation, regulatory investigation and other regulatory risk. As a result, the Group is, and may in the future be, involved in various disputes, legal proceedings and regulatory investigations in the UK, the EU, the US and other jurisdictions, including class action litigation, anti-money laundering charges and sanctions, compliance investigations and review by the European Commission under State Aid rules. Furthermore, the Group, like many other financial institutions, has come under greater regulatory scrutiny in recent years and expects that environment to continue for the foreseeable future, particularly as it relates to compliance with new and existing corporate governance, employee compensation, conduct of business, anti-money laundering and anti-terrorism laws and regulations, as well as the provisions of applicable sanctions programmes. Disputes, legal proceedings and regulatory investigations are subject to many uncertainties, and their outcomes are often difficult to predict, particularly in the early stages of a case or investigation. Adverse regulatory action or adverse judgments in litigation could result in restrictions or limitations on the Group's operations or have a significant effect on the Group's reputation or results of operations or result in a loss of value in the Securities.

Risk factors continued

The Group's results have been and could be further materially adversely affected in the event of goodwill impairment.

The Group capitalises goodwill, which is calculated as the excess of the cost of an acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Acquired goodwill is recognised initially at cost and subsequently at cost less any accumulated impairment losses. As required by IFRS, the Group tests goodwill for impairment annually or more frequently, at external reporting dates, when events or circumstances indicate that it might be impaired. An impairment test involves comparing the recoverable amount (the higher of the value in use and fair value less cost to sell) of an individual cash generating unit with its carrying value. The value in use and fair value of the Group's cash generating units are affected by market conditions and the performance of the economies in which the Group operates. Where the Group is required to recognise a goodwill impairment, it is recorded in the Group's income statement, although it has no effect on the Group's regulatory capital position. For the year ended 31 December 2008, the Group recorded a £32.6 billion accounting write-down of goodwill and other intangibles principally relating to RBS Holdings N.V. (formerly ABN AMRO Holding N.V.) and NatWest goodwill allocated to non-core businesses. The Group recorded a write down of goodwill and other intangibles of £363 million for the year ended 31 December 2009 and £10 million for the year ended 31 December 2010.

The Group may be required to make further contributions to its pension schemes if the value of pension fund assets is not sufficient to cover potential obligations.

The Group maintains a number of defined benefit pension schemes for past and a number of current employees. Pensions risk is the risk that the assets of the Group's various defined benefit pension schemes which are long term in nature do not fully match the timing and amount of the schemes' liabilities as a result of which the Group is required or chooses to make additional contributions to the schemes. Pension scheme liabilities vary with changes to long-term interest rates, inflation, pensionable salaries and the longevity of scheme members as well as changes in applicable legislation. The scheme's assets comprise investment portfolios that are held to meet projected liabilities to the scheme members. Risk arises from the schemes because the value of these asset portfolios' returns from them and any additional future contributions to the schemes may be less than expected and because there may be greater than expected increases in the estimated value of the schemes' liabilities. In these circumstances, the Group could be obliged, or may choose, to make additional contributions to the schemes, and during recent periods, the Group has voluntarily made such contributions to the schemes. Given the recent economic and financial market difficulties and the prospect that they may continue over the near and medium term, the Group may experience increasing pension deficits or be required or elect to make further contributions to its pension schemes and such deficits and contributions could be significant and have an adverse impact on the Group's results of operations or financial condition or result in a loss of value in the Securities. A funding valuation of the Group's major defined benefit pension plan, The Royal Bank of Scotland Group Pension Fund is currently being carried out with an effective date of 31 March 2010.

Operational risks are inherent in the Group's operations.

The Group's operations are dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations where it does business. The Group has complex and geographically diverse operations and operational risk and losses can result from internal and external fraud, errors by employees or third parties, failure to document transactions properly or to obtain proper authorisation, failure to comply with applicable regulatory requirements and conduct of business rules (including those arising out of anti-bribery, anti-money laundering and anti-terrorism legislation, as well as the provisions of applicable sanctions programmes), equipment failures, business continuity and data security system failures, natural disasters or the inadequacy or failure of systems and controls, including those of the Group's suppliers or counterparties. Although the Group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, to identify and rectify weaknesses in existing procedures and to train staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by the Group. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory supervision, enforcement actions and other disciplinary action, and have an adverse impact on the Group's business, applicable authorisations and licences, reputation, results of operations and the price of its securities. Notwithstanding anything contained in this risk factor, it should not be taken as implying that the company will be unable to comply with its obligations as a company with securities admitted to the Official List of the UK Listing Authority (the "Official List") nor that it, or its relevant subsidiaries, will be unable to comply with its or their obligations as supervised firms regulated by the FSA.

The Group is exposed to the risk of changes in tax legislation and its interpretation and to increases in the rate of corporate and other taxes in the jurisdictions in which it operates.

The Group's activities are subject to tax at various rates around the world computed in accordance with local legislation and practice. Action by governments to increase tax rates or to impose additional taxes or to restrict the tax reliefs currently available to the Group would reduce the Group's profitability. Revisions to tax legislation or to its interpretation might also affect the Group's results in the future. From January 2011, the UK Government increased the standard rate of value added tax from 17.5 per cent. to 20 per cent. and on 1 January 2011, the UK Government introduced the banking levy. These changes, together with any future changes, such as the possible introduction of a financial activities tax, could reduce the Group's profitability.

HM Treasury (or UKFI on its behalf) may be able to exercise a significant degree of influence over the Group.

UKFI manages HM Treasury's shareholder relationship with the company. Although HM Treasury has indicated that it intends to respect the commercial decisions of the Group and that the Group will continue to have its own independent board of directors and management team determining its own strategy, should its current intentions change, HM Treasury's position as a majority shareholder (and UKFI's position as manager of this shareholding) means that HM Treasury or UKFI may be able to exercise a significant degree of influence over, among other things, the election of directors and the appointment of senior management. In addition, as the provider of the APS, HM Treasury has a range of rights that other shareholders do not have. These include rights under the terms of the APS over the Group's remuneration policy and practice. The manner in which HM Treasury or UKFI exercises HM Treasury's rights as majority shareholder or in which HM Treasury exercises its rights under the APS could give rise to conflict between the interests of HM Treasury and the interests of other shareholders. The Board has a duty to promote the success of the company for the benefit of its members as a whole.

The offer or sale by the UK Government of all or a portion of its stake in the company could affect the market price of the Securities and related securities.

The UK Government currently holds approximately 68 per cent. of the issued ordinary share capital of the company. On 22 December 2009, the company issued £25.5 billion of B shares to the UK Government. The B shares are convertible, at the option of the holder at any time, into ordinary shares. The UK Government has agreed that it shall not exercise the rights of conversion in respect of the B shares if and to the extent that following any such conversion it would hold more than 75 per cent. of the total issued shares in the company. The UK Government may sell all or a part of the ordinary shares that it owns at any time. Offers or sales by the UK Government of a substantial number of ordinary shares or securities convertible or exchangeable into ordinary shares, or an expectation that it may undertake such an offer or sale, could affect prevailing market prices for the Securities and related securities.

The Group's insurance businesses are subject to inherent risks involving claims.

Future claims in the Group's insurance business may be higher than expected as a result of changing trends in claims experience resulting from catastrophic weather conditions, demographic developments, changes in the nature and seriousness of claims made, changes in mortality, changes in the legal and compensatory landscape and other causes outside the Group's control. These trends could affect the profitability of current and future insurance products and services. The Group reinsures some of the risks it has assumed and is accordingly exposed to the risk of loss should its reinsurers become unable or unwilling to pay claims made by the Group against them.

The Group's operations have inherent reputational risk.

Reputational risk, meaning the risk to earnings and capital from negative public opinion, is inherent in the Group's business. Negative public opinion can result from the actual or perceived manner in which the Group conducts its business activities, from the Group's financial performance, from the level of direct and indirect government support or from actual or perceived practices in the banking and financial industry. Negative public opinion may adversely affect the Group's ability to keep and attract customers and, in particular, corporate and retail depositors. The Group cannot ensure that it will be successful in avoiding damage to its business from reputational risk.

In the UK and in other jurisdictions, the Group is responsible for contributing to compensation schemes in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers.

In the UK, the Financial Services Compensation Scheme (the "Compensation Scheme") was established under the FSMA and is the UK's statutory fund of last resort for customers of authorised financial services firms. The Compensation Scheme can pay compensation to customers if a firm is unable, or likely to be unable, to pay claims against it and may be required to make payments either in connection with the exercise of a stabilisation power or in exercise of the bank insolvency procedures under the Banking Act. The Compensation Scheme is funded by levies on firms authorised by the FSA, including the Group. In the event that the Compensation Scheme raises funds from the authorised firms, raises those funds more frequently or significantly increases the levies to be paid by such firms, the associated costs to the Group may have an adverse impact on its results of operations and financial condition. As at 31 December 2010, the Group had accrued £144.4 million for its share of Compensation Scheme management expenses levies for the 2010/2011 and 2011/2012 Compensation Scheme years.

In addition, to the extent that other jurisdictions where the Group operates have introduced or plan to introduce similar compensation, contributory or reimbursement schemes (such as in the United States with the Federal Deposit Insurance Corporation), the Group may make further provisions and may incur additional costs and liabilities, which may have an adverse impact on its financial condition and results of operations or result in a loss of value in the Securities.

The Group's business and earnings may be adversely affected by geopolitical conditions.

The performance of the Group is significantly influenced by the geopolitical and economic conditions prevailing at any given time in the countries in which it operates, particularly the UK, the US and other countries in Europe and Asia. For example, the Group has a presence in countries where businesses could be exposed to the risk of business interruption and economic slowdown following the outbreak of a pandemic, or the risk of sovereign default following the assumption by governments of the obligations of private sector institutions. Similarly, the Group faces the heightened risk of trade barriers, exchange controls and other measures taken by sovereign governments which may impact a borrower's ability to repay. Terrorist acts and threats and the response to them of governments in any of these countries could also adversely affect levels of economic activity and have an adverse effect upon the Group's business.

Risk factors continued

The restructuring plan for RBS Holdings N.V. is complex and may not realise the anticipated benefits for the Group.

In 2007, the Group acquired an interest, through RFS Holdings B.V., in ABN AMRO Holding N.V. (which was renamed RBS Holdings N.V. on 1 April 2010). The restructuring plan in place for the integration and separation of ABN AMRO Holding N.V. into and among the businesses and operations of the Consortium Members (RBSG, the Dutch State and Santander) is complex, involving substantial reorganisation of RBS Holdings N.V.'s operations and legal structure. The restructuring plan is being implemented and significant elements have been completed within the planned timescales and the integration of the Group's businesses continues.

As part of this reorganisation, on 6 February 2010, the majority of the businesses of RBS Holdings N.V. acquired by the Dutch State were legally demerged from the RBS Holdings N.V. businesses acquired by the Group and were transferred into a newly established company, ABN AMRO Bank N.V. (formerly named ABN AMRO II N.V.). This company was transferred to ABN AMRO Group N.V., a company wholly owned by the Dutch State, on 1 April 2010. Certain assets and liabilities of RBS Holdings N.V. acquired by the Dutch State were not part of the transfer which occurred on 1 April 2010 and remain within ABN AMRO Bank N.V. (now The Royal Bank of Scotland N.V.). These will be transferred to the Dutch State as soon as possible. In addition, certain assets within RBS N.V. continue to be under shared ownership by the Consortium Members.

On 31 December 2010, the share capital of RFS Holdings B.V. was amended, such that approximately 98 per cent. of RFS Holdings B.V.'s issued share capital is now held by RBSG, with the remainder being held by Santander and the Dutch State. Ultimately it is expected that RFS Holdings B.V. will become a wholly-owned subsidiary of the company.

As the Group does not currently own 100 per cent. of RFS Holdings B.V. and as certain of the assets of RFS Holdings B.V. are owned indirectly by the Dutch State and Banco Santander S.A. ("Santander"), the Group may experience delays in implementing the planned integration of the businesses of RFS Holdings B.V. which are owned by the Group and such integration may place a strain on management, employee, operational and financial resources. Any such delays may also restrict the ability of the Group to realise the expected benefits of the acquisition. In addition, the Group may not realise the benefits of the acquisition or the restructuring when expected or to the extent projected. Any of these events may have an adverse impact on the Group's financial condition and results of operations.

The recoverability and regulatory capital treatment of certain deferred tax assets recognised by the Group depends on the Group's ability to generate sufficient future taxable profits and there being no adverse changes to tax legislation, regulatory requirements or accounting standards.

In accordance with IFRS, the Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent that it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and allowable losses. Failure to generate sufficient future taxable profits or changes in tax legislation or accounting standards may reduce the recoverable amount of the recognised deferred tax assets. In April 2011, the UK Government will commence a staged reduction in the rate of UK corporation tax from 28 per cent. to 24 per cent. over a four-year period. Such a change in the applicable tax rate would reduce the recoverable amount of the recognised deferred tax assets.

There is currently no restriction in respect of deferred tax assets recognised by the Group for regulatory purposes. Changes in regulatory capital rules may restrict the amount of deferred tax assets that can be recognised and such changes could lead to a reduction in the Group's Core Tier 1 capital ratio. In particular, on 16 December 2010, the Basel Committee published the Basel III rules setting out certain changes to capital requirements (see the risk factor above headed "The Group's business performance could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements"). Those rules include a requirement that deferred tax assets which rely on future profitability of the Group to be realised may only receive limited recognition when calculating the common equity component of Tier 1 which therefore limits the amount of deferred tax assets which can count towards that component of Tier 1 capital. The implementation of the Basel III reforms will begin on 1 January 2013, however the restrictions on recognition of deferred tax assets within the common equity component of Tier 1 are subject to a phased-in deduction starting on 1 January 2014, to be fully effective by 1 January 2018.

The Group's participation in the APS is costly and may not produce the benefits expected and the occurrence of associated risks may have a material adverse impact on the Group's business, capital position, financial condition and results of operations.

On 22 December 2009, the Group acceded to the APS with HM Treasury acting on behalf of the United Kingdom Government. Under the APS, the Group purchased credit protection over a portfolio of specified assets and exposures of RBS and certain members of the Group from HM Treasury in return for an annual fee. If losses on assets covered by the APS exceed £60 billion (net of recoveries), HM Treasury will bear 90 per cent. of further losses. In the event of a further severe or prolonged economic downturn, which could result in extreme credit losses on the Group's asset portfolio, the APS provides additional protection to the Group's capital ratios and financial position.

The APS is a unique form of credit protection over a complex range of diversified assets and exposures (the "Covered Assets") in a number of jurisdictions. Owing to the complexity, scale and unique nature of the APS and the uncertainty resulting from the recent economic recession, there may be unforeseen issues and risks that are relevant in the context of the Group's participation in the APS and in the impact of the APS on the Group's business, operations and financial condition. Such issues or risks may have a material adverse effect on the Group.

Moreover, the Group's choice of assets or exposures to be covered by the APS was based on certain predictions and assumptions at the time of its accession to the APS. There is therefore a risk that the Covered Assets will not be those with the greatest future losses or with the greatest need for protection and the Group's financial condition, income from operations and the value of any Securities may still suffer due to further impairments and credit write-downs.

Notwithstanding the Group's participation in the APS and the issue of the £25.5 billion of B Shares and, if required, the issue of the £8 billion of Contingent B Shares, the Group remains exposed to a substantial first loss amount of £60 billion (net of recoveries) in respect of the Covered Assets and for 10 per cent. of Covered Assets losses after the first loss amount. There is therefore no assurance that the Group's participation in the APS and the issue of B Shares and, if required, the Contingent B Shares will achieve the Group's goals of improving and maintaining the Group's capital ratios in the event of further losses and improving market confidence in the Group. Moreover, the Group continues to carry the risk of losses, impairments and write-downs with respect to assets not covered by the APS.

Therefore, there can be no assurance that any regulatory capital benefits and the additional Core Tier 1 capital will be sufficient to maintain the Group's capital ratios at the requisite levels in the event of further losses. If the Group is unable to improve its capital ratios sufficiently or to maintain its capital ratios in the event of further losses, its business, results of operations and financial condition will suffer, its credit ratings may fall, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. In that case, any compensation payable to holders of the Securities would be subject to the provisions of the Banking Act and investors may receive no value for their Securities.

If the Group is unable to issue the Contingent B Shares to HM Treasury, it may have a material adverse impact on the Group's capital position, liquidity, operating results and future prospects.

In the event that the Group's Core Tier 1 capital ratio declines to below 5 per cent., HM Treasury is committed to subscribe for up to an additional £8 billion of Contingent B Shares if certain conditions are met. If such conditions are not met and are not waived by HM Treasury, and RBSG is unable to issue the Contingent B Shares, the Group will be required to find alternative methods for achieving the requisite capital ratios. Such methods could include an accelerated reduction in risk-weighted assets, disposals of certain businesses, increased issuance of Tier 1 capital securities, increased reliance on alternative government-supported liquidity schemes and other forms of government assistance. There can be no assurance that any of these alternative methods will be available or would be successful in increasing the Group's capital ratios to the desired or requisite levels. If RBSG is unable to issue the Contingent B Shares, the Group's business, results of operations, financial condition and capital position and ratios will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities or other regulatory bodies in the other jurisdictions in which the Group operates, which could include full nationalisation, other resolution procedures under the Banking Act or revocation of permits and licences necessary to conduct the Group's businesses. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

There are limits on APS coverage and uncovered exposures and risks may have a material adverse impact on the Group's business, financial condition, capital position, liquidity and results of operations.

As a result of the significant volume, variety and complexity of assets and exposures and the resulting complexity of the APS documents, there is a risk that the Group may have included assets or exposures within the Covered Assets which are, or may later become, ineligible for protection under the APS, which would reduce the anticipated benefits to the Group of the APS. Further, there is no ability to nominate additional or alternative assets or exposures in place of any which may turn out not to be covered under the APS.

Protection under the APS may be limited or may cease to be available where (i) Covered Assets are not correctly or sufficiently logged or described, (ii) a Covered Asset is disposed of (in whole or in part) prior to a trigger event, (iii) the terms of the APS do not apply or are uncertain in their application, (iv) the terms of the protection itself potentially give rise to legal uncertainty, (v) certain criminal conduct has or may have occurred in respect of Covered Assets, (vi) a breach of bank secrecy, confidentiality, data protection or similar laws has occurred or may occur, (vii) certain of the extensive governance, asset management, audit and reporting obligations under the UK Asset Protection Scheme Terms and Conditions (the "Scheme Conditions") are not complied with, (viii) the Group does not comply with the instructions of a step-in manager appointed by HM Treasury or (ix) HM Treasury seeks to appoint a step-in manager in respect of Covered Assets held within the RBS Holdings N.V. group (or in certain other jurisdictions) and it is not possible to obtain consent from the Dutch Central Bank (if required) to such step-in.

Risk factors continued

The Group is subject to limitations on actions it can take in respect of the Covered Assets and certain related assets and to extensive governance, asset management, audit and reporting obligations under the Scheme Conditions. The Group's compliance with the Scheme Conditions is dependent on its ability to (i) implement efficiently and accurately approval processes and reporting, governance and management systems in accordance with the Scheme Conditions and (ii) comply with applicable laws and regulations where it does business. Since the Group's operational systems were not originally designed to facilitate compliance with these extensive continuing obligations, there is a risk that the Group will fail to comply with a number of these obligations. Where the Group is in breach of its continuing obligations under the Scheme Conditions or otherwise unable to provide or verify information as required under the APS, recovery of losses under the APS may be adversely impacted, may lead to an indemnity claim and HM Treasury may in addition have the right to exercise certain step-in rights, including the right to require the Group to appoint a step-in manager who may exercise oversight, direct management rights and certain other rights. The occurrence of the risks or circumstances referred to above may impact the enforceability and/or level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer, its credit ratings may drop, its ability to lend and access funding will be further limited and its cost of funding may increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act, and investors may receive no value for their Securities.

The extensive governance, asset management and information requirements under the Scheme Conditions and any changes or modifications to the Scheme Conditions may have a negative impact on the expected benefits of the Scheme and may have an adverse impact on the Group.

There are extensive governance, asset management and information requirements under the Scheme Conditions in relation to the Covered Assets, other assets and the operations of the Group and HM Treasury also has the right to require the appointment of one or more step-in managers to exercise certain step-in rights in certain circumstances. The step-in rights are extensive and include certain oversight, investigation, approval and other rights, the right to require the modification or replacement of any of the systems, controls, processes and practices of the Group and extensive rights in relation to the direct management and administration of the Covered Assets. Additionally pursuant to the Accession Agreement, HM Treasury has the right to require RBS to appoint one or more Special Advisers ("SOC Special Advisers") to exercise oversight functions over certain assets in the APS. On 18 June 2010, the Asset Protection Agency required that RBS appoint SOC Special Advisers in relation to certain assets and business areas in order to provide additional support to the Senior Oversight Committee of RBS and there have been four such appointments to date granting certain oversight rights in relation to certain specified assets. The obligations of the Group and the rights of HM Treasury may, individually or in the aggregate, impact the way the Group runs its business and may serve to limit the Group's operations with the result that the Group's business, results of operations and financial condition will suffer. In addition, the market's reaction to such controls and limitations may have an adverse impact on the price of the Securities.

HM Treasury may, following consultation with the Group, modify or replace certain of the Scheme Conditions in such a manner as it considers necessary (acting reasonably) in certain circumstances. Such modifications or replacements may be retrospective and may result in (i) a loss of or reduction in the protection expected by the Group under the APS, (ii) an increase in the risk weightings of the Covered Assets, (iii) a material increase in the continuing reporting obligations or asset management conditions applicable to the Group under the Scheme Conditions, (iv) a material increase in the costs of the APS and/or (v) restrictions or limitations on the Group's operations. The consequences of any such modifications by HM Treasury are impossible to quantify and are difficult to predict and may have a material adverse effect on the Group's financial condition and results of operations.

Any changes to the expected regulatory capital treatment of the APS, the B Shares and the Contingent B Shares may negatively impact the Group's capital position.

One of the key objectives of the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares was to improve capital ratios at a consolidated level for the Group and at an individual level for certain relevant Group members. The Group has entered and may in the future enter into further back-to-back arrangements with Group members holding assets or exposures to be covered by the APS in order to ensure the capital ratios of these entities are also improved by virtue of the APS. There is a risk that the interpretation of the relevant regulatory capital requirements by one or more of the relevant regulatory authorities may differ from that assumed by the Group, with the result that the anticipated improvement to the Group's capital ratios will not be fully achieved.

There is a further risk that, given that the current regulatory capital requirements and the regulatory bodies governing these requirements are subject to unprecedented levels of review and scrutiny both globally and locally, the regulatory capital treatment may differ from that assumed by the Group in respect of the APS, the treatment of the B Share issuance or the back-to-back arrangement may also occur. If participation in the APS and the issuance of £25.5 billion of B Shares and, if required, the £8 billion Contingent B Shares are not sufficient to maintain the Group's capital ratios, this could cause the Group's business, results of operations and financial condition to suffer, its credit ratings to drop, its ability to lend and access to funding to be further limited and its cost of funding to increase. The occurrence of any or all of such events may cause the price of the Securities to decline substantially and may result in intervention by the Authorities, which could include full nationalisation or other resolution procedures under the Banking Act. Any compensation payable to holders of Securities would be subject to the provisions of the Banking Act and investors may receive no value for their Securities.

The costs of the APS may be greater than the benefits received.

The costs of participating in the APS incurred by the Group to HM Treasury include, among others, a fee of £700 million per annum, payable in advance for each of the first three years of the APS and £500 million per annum thereafter until the earlier of (i) the date of termination of the APS and (ii) 31 December 2099.

The amounts that may be received under the APS (which amounts are difficult to quantify precisely) may be less than the costs of participation which are themselves also difficult to quantify. The aggregate effect of the joining, establishment, operational and exit costs and fees and expenses of, and associated with, the APS may significantly reduce or even eliminate the benefit to the Group of the APS.

Participation in the APS may result in greater tax liabilities for the Group and the loss of potential tax benefits.

The Group can opt (with the consent of HM Treasury) to satisfy the annual fee in respect of both the APS and the Contingent Subscription and any APS exit fee by waiving certain United Kingdom tax reliefs that are treated as deferred tax assets. The Group has not opted to do so to date, but if the Group so opts in the future, it is difficult to value accurately the cost to the Group, which depends on unascertainable factors including the extent of future losses, the extent to which the Group regains profitability and any changes in tax law.

In addition to suffering greater tax liabilities in future years as a result of the waiver of the right to certain United Kingdom tax reliefs that are treated as deferred tax assets (the "Tax Loss Waiver"), the Group may also be subject to further tax liabilities in the United Kingdom and overseas in connection with the APS and the associated intra-group arrangements which would not otherwise have arisen. The Tax Loss Waiver provides that the Group will not be permitted to enter into arrangements which have a main purpose of reducing the net cost of the Tax Loss Waiver. It is unclear precisely how these restrictions will apply, but it is possible that they may limit the operations and future post-tax profitability of the Group.

There are significant costs associated with termination of the Group's participation in the APS.

In order to terminate the Group's participation in the APS, the Group must have FSA approval and must pay an exit fee. The effect of the payment of the exit fee and potentially the refund of the net pay-outs it has received from HM Treasury under the APS may significantly reduce or even eliminate the anticipated further regulatory capital benefits to the Group of its participation in the APS and could have an adverse impact on the Group's results of operation or result in a loss of value in the Securities. Alternatively, if the Group is unable to repay to HM Treasury in full the exit fee and potentially the net pay-outs it has received under the APS and, therefore, is unable to terminate its participation in the APS, the Group will be required under the Scheme Conditions to continue to pay the annual fee to HM Treasury until 31 December 2099, which could have an adverse impact on the Group's results of operation or result in a loss of value in the Securities.

Under certain circumstances, the Group cannot be assured that assets of RBS Holdings N.V. (and certain other entities) will continue to be covered under the APS, either as a result of a withdrawal of such assets or as a result of a breach of the relevant obligations.

If HM Treasury seeks to exercise its right to appoint one or more step-in managers in relation to the management and administration of Covered Assets held by RBS Holdings N.V. or its wholly-owned subsidiaries, RBS Holdings N.V. will, in certain circumstances, need to seek consent from the Dutch Central Bank to allow it to comply with such step-in. If this consent is not obtained by the date (which will be no less than 10 business days after the notice from HM Treasury) on which the step-in rights must be effective, and other options to effect compliance are not possible (at all or because the costs involved prove prohibitive), those assets would need to be withdrawn by the Group from the APS where permissible under the Scheme Conditions or, otherwise, with HM Treasury consent. If the Group cannot withdraw such Covered Assets from the APS, it would be likely to lose protection in respect of these assets under the APS and/or may be liable under its indemnity to HM Treasury. If the Group loses cover under the APS in respect of any Covered Asset held by RBS Holdings N.V. or its wholly-owned subsidiaries, any losses incurred on such asset will continue to be borne fully by the Group and may have a material adverse impact on its financial condition, profitability and capital ratios. Similar issues apply in certain other jurisdictions but the relevant Covered Assets are of a lower quantum.

Risk factors continued

Any conversion of the B Shares, in combination with any future purchase by HM Treasury of ordinary shares, would increase HM Treasury's ownership interest in the company, and could result in the delisting of the company from the Official List.

On 22 December 2009, RBSG issued £25.5 billion of B Shares to HM Treasury. The B Shares are convertible, at the option of the holder at any time, into ordinary shares at an initial conversion price of £0.50 per ordinary share.

Although HM Treasury has agreed not to convert any B Shares it holds if, as a result of such conversion, it would hold more than 75 per cent. of the ordinary shares, if HM Treasury were to acquire additional ordinary shares otherwise than through the conversion of the B Shares, such additional acquisitions could significantly increase HM Treasury's ownership interest in the company to above 75 per cent. of the company's ordinary issued share capital, which would put the company in breach of the FSA's Listing Rules requirement that at least 25 per cent. of its issued ordinary share capital must be in public hands. Although the company may apply to the FSA in its capacity as the competent authority under the FSMA for a waiver in such circumstances, there is no guarantee that such a waiver would be granted, the result of which could be the delisting of the company from the Official List and potentially other exchanges where its Securities are currently listed and traded.

Participation in the APS may give rise to litigation and regulatory risk.

In order to fulfil (or as a consequence of fulfilling) its disclosure obligations under the APS by disclosing certain information to HM Treasury (and, as a result of notices issued by it, the FSA), the Group may incur the risk of civil suits, criminal liability or regulatory actions. Adverse regulatory action or adverse judgments in litigation could have a significant effect on the Group's reputation or results of operations or result in a loss of value in the Securities. Alternatively, in order to avoid the risk of such civil suits or regulatory actions or to avoid the risk of criminal liability, the Group may choose to or be required to remove Covered Assets from the APS so as not to be required to disclose such information to HM Treasury, with the result that such assets will not be protected by the APS. The effect of the removal of such Covered Assets will impact the level of protection available to the Group and may materially reduce the protection anticipated by the Group for its stressed losses, in which case its business, results of operations and financial condition will suffer.

Shareholder information

Shareholder information

Financial calendar

Annual General Meeting	19 April 2011 at 2pm RBS Gogarburn Conference Centre Edinburgh, EH12 1HQ
Interim results	5 August 2011

Shareholder enquiries

Shareholdings in the company may be checked by visiting the 'Shareholder Services' section of our website (www.rbs.com/shareholder). You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

You may also check your shareholding by contacting our Registrar:

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone: +44 (0)870 702 0135
Fax: +44 (0)870 703 6009
Web: www.investorcentre.co.uk/contactus

Shareholders may also download forms from the 'Shareholder Services' section of our website (www.rbs.com/shareholder)

Braille and audio Annual Review and Summary Financial Statement

Shareholders requiring a Braille or audio version of the Annual Review and Summary Financial Statement should contact the Registrar on +44 (0)870 702 0135.

ShareGift

The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift, the charity share donation scheme is a free service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate shares to charity.

Should you wish to donate your shares to charity in this way you should contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation
17 Carlton House Terrace, London SW1Y 5AH
Tel: +44 (0)20 7930 3737
www.sharegift.org

Donating your shares in this way will not give rise to either a gain or a loss for UK capital gains tax purposes and you may be able to reclaim UK income tax on gifted shares. Further information can be obtained from HM Revenue & Customs.

Dividends

Payment dates	
Cumulative preference shares	31 May and 30 December 2011
Non-cumulative preference shares	31 March, 30 June, 30 September and 30 December 2011
Ex-dividend date	
Cumulative preference shares	4 May 2011
Record date	
Cumulative preference shares	6 May 2011

For further information on the payment of dividends, see page 429.

Warning to shareholders - boiler room scams

In recent years, many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders, offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. These operations are commonly known as 'boiler rooms'. These 'brokers' can be very persistent and extremely persuasive, and a 2006 survey by the Financial Services Authority (FSA) has reported that the average amount lost by investors is around £20,000.

It is not just the novice investor that has been duped in this way; many of the victims had been successfully investing for several years. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports. If you receive any unsolicited investment advice:

- make sure you get the correct name of the person and organisation;
- check that they are properly authorised by the FSA before getting involved by visiting; www.fsa.gov.uk/pages/register;
- report the matter to the FSA either by calling +44 (0)845 606 1234 or visiting (www.fsa.gov.uk/pages/consumerinformation); and
- if the calls persist, hang up.

If you deal with an unauthorised firm, you will not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at (www.fsa.gov.uk/pages/doing/regulated/law/alerts/form.shtml)

Details of any share dealing facilities that the company endorses will be included in company mailings.

More detailed information on this or similar activity can be found on the FSA website (www.fsa.gov.uk/pages/consumerinformation)

Analyses of ordinary shareholders

At 31 December 2010	Shareholdings	Number of shares - millions	%
Individuals	214,556	1,232.5	2.1
Banks and nominee companies	17,045	56,131.1	96.0
Investment trusts	163	20.4	0.1
Insurance companies	187	3.9	—
Other companies	1,442	631.5	1.1
Pension trusts	40	9.0	—
Other corporate bodies	103	429.7	0.7
	233,536	58,458.1	100.0
Range of shareholdings:			
1 - 1,000	75,288	32.5	0.1
1,001 - 10,000	127,607	472.5	0.8
10,001 - 100,000	28,847	655.8	1.1
100,001 - 1,000,000	1,113	309.7	0.5
1,000,001 - 10,000,000	466	1,568.2	2.7
10,000,001 and over	215	55,419.4	94.8
	233,536	58,458.1	100.0

Trading market

Non-cumulative dollar preference shares

On 26 March 1997, 8 February 1999, 30 September 2004, 26 August 2004, 19 May 2005, 9 November 2005, 25 May 2006, 27 December 2006, 28 June 2007, 27 September 2007 and 4 October 2007, the company issued the following Series of American Depository Shares (ADSs) representing non-cumulative dollar preference shares of the company, in the United States, of which the following were outstanding at 31 December 2010:

6,255,408 Series F ("Series F ADSs") representing 6,255,408 non-cumulative dollar preference shares, Series F;

9,687,654 Series H ("Series H ADSs") representing 9,687,654 non-cumulative dollar preference shares, Series H;

30,027,877 Series L ("Series L ADSs") representing 30,027,877 non-cumulative dollar preference shares, Series L;

23,125,869 Series M ("Series M ADSs") representing 23,125,869 non-cumulative dollar preference shares, Series M;

22,113,160 Series N ("Series N ADSs") representing 22,113,160 non-cumulative dollar preference shares, Series N;

9,883,307 Series P ("Series P ADSs") representing 9,883,307 non-cumulative dollar preference shares, Series P;

20,646,938 Series Q ("Series Q ADSs") representing 20,646,938 non-cumulative dollar preference shares, Series Q;

10,163,932 Series R ("Series R ADSs") representing 10,163,932 non-cumulative dollar preference shares, Series R;

26,449,040 Series S ("Series S ADSs") representing 26,449,040 non-cumulative dollar preference shares, Series S;

51,245,839 Series T ("Series T ADSs") representing 51,245,839 non-cumulative dollar preference shares, Series T; and

10,130 Series U ("Series U ADSs") representing 10,130 non-cumulative dollar preference shares, Series U.

Each of the respective ADSs set out above represents the right to receive one corresponding preference share, and is evidenced by an American Depository Receipt (ADR) and is listed on the New York Stock Exchange, a subsidiary of NYSE Euronext (NYSE).

The ADRs evidencing the ADSs above were issued pursuant to Deposit Agreements, among the company, The Bank of New York, as depository, and all holders from time-to-time of ADRs issued thereunder. Currently, there is no non-United States trading market for any of the non-cumulative dollar preference shares. All of the non-cumulative dollar preference shares are held by the depository, as custodian, in bearer form.

In May 2010, the Group redeemed certain subordinated debt securities and equity preference shares in exchange for cash or senior debt, resulting in the number of securities in issue reducing to the amounts shown above.

At 31 December 2010, there were 74 registered shareholders of Series F ADSs, 42 registered shareholders of Series H ADSs, 27 registered shareholders of Series L ADSs, 7 registered shareholders of Series M ADSs, 22 registered shareholders of Series N ADSs, 28 registered shareholders of Series P ADSs, 14 registered shareholders of Series Q ADSs, 2 registered shareholders of Series R ADSs, 1 registered shareholder of Series S ADSs, 17 registered shareholders of Series T ADSs and 1 registered shareholder of Series U ADSs.

PROs

In August 2001, the company issued US$1.2 billion perpetual regulatory tier one securities (PROs) in connection with a public offering in the United States. The PROs are listed on the NYSE.

ADSs representing ordinary shares

In October 2007, the company listed ADSs, each representing one ordinary share nominal value 25p each (or a right to receive one ordinary share), and evidenced by an ADR or uncertificated securities, on the NYSE. With effect from 7 November 2008, the ratio of one ADS representing one ordinary share changed to one ADS representing 20 ordinary shares. As of 31 December 2010, 14.5 million ADSs were outstanding. The ADSs were issued in connection with the company's bid for the outstanding share capital of ABN AMRO Holding N.V..

The ADSs described in the above paragraph were issued pursuant to a Deposit Agreement, among the company, The Bank of New York Mellon, as depository, and all owners and holders from time to time of ADSs issued thereunder. The ordinary shares of the company are listed and traded on the London Stock Exchange. All ordinary shares are deposited with the principal London office of The Bank of New York Mellon, as custodian for the depository.

The following table shows, for the periods indicated, the high and low sales prices for each of the outstanding ADSs representing non-cumulative dollar preference shares and PROs, as reported on the NYSE or NASDAQ.

Figures in US$		Series F ADSs	Series H ADSs	Series L ADSs	Series M ADSs	Series N ADSs	Series P ADSs	Series Q ADSs	Series R ADSs	Series S ADSs	Series T ADSs	Series U ADSs	PROs[1]
By month													
Jan 2011	High	22.32	21.61	18.00	16.36	16.11	16.07	16.95	16.14	16.60	17.90	72.00	86.89
	Low	21.85	20.70	17.40	15.03	14.99	14.95	15.30	14.98	15.13	16.47	65.50	83.75
Dec 2010	High	23.15	22.72	18.24	15.98	16.01	16.01	16.20	16.00	16.01	17.06	67.50	89.09
	Low	21.19	20.35	16.60	14.70	14.55	14.57	15.03	14.56	14.84	16.16	66.52	86.13
Nov 2010	High	23.58	23.15	18.85	17.13	17.14	17.14	17.62	17.09	17.42	18.64	78.25	97.06
	Low	21.85	21.24	16.91	14.80	14.70	14.47	15.30	14.40	14.95	16.33	66.00	92.17
Oct 2010	High	23.97	23.71	19.47	17.75	17.73	17.77	17.91	17.75	17.73	18.48	77.75	96.99
	Low	23.44	23.16	18.81	15.65	15.72	15.61	16.42	15.60	16.02	17.19	74.00	94.69
Sep 2010	High	23.97	23.85	19.88	16.80	16.83	16.71	17.59	16.68	17.39	18.44	75.00	95.10
	Low	22.81	21.50	17.45	13.54	13.47	13.32	14.09	13.27	13.89	15.04	66.00	86.50
Aug 2010	High	23.10	22.16	17.99	14.33	14.26	14.31	14.70	14.18	14.46	15.38	66.75	86.69
	Low	21.16	20.25	16.50	13.21	13.14	13.07	13.78	12.96	13.57	14.73	62.00	84.21
By quarter													
2010: Q4	High	23.97	23.71	19.47	17.75	17.73	17.77	17.91	17.75	17.73	18.64	78.25	97.06
	Low	21.19	20.35	16.60	14.70	14.55	14.47	15.03	14.40	14.84	16.16	66.00	86.13
2010: Q3	High	23.97	23.85	19.88	16.80	16.83	16.71	17.59	16.68	17.39	18.44	75.00	95.10
	Low	20.73	17.14	14.12	10.95	10.91	10.75	11.24	10.80	10.99	11.90	56.50	75.25
2010: Q2	High	21.20	19.90	16.63	14.15	14.11	14.13	14.54	14.13	14.35	15.40	65.75	85.13
	Low	17.33	16.51	13.35	11.06	11.15	11.05	11.35	11.14	11.18	12.07	53.00	73.25
2010: Q1	High	20.51	19.58	16.61	14.23	13.95	14.07	14.21	13.92	14.12	14.94	66.00	84.75
	Low	16.57	15.10	13.67	11.35	11.23	11.15	11.68	11.02	11.65	12.56	54.00	67.13
2009: Q4	High	17.06	15.90	13.65	11.36	11.29	11.16	11.69	11.06	11.25	12.47	54.00	69.25
	Low	12.40	11.59	9.51	8.41	8.38	8.20	8.41	8.33	8.36	9.21	43.00	55.62
2009: Q3	High	18.30	16.46	13.14	14.07	14.11	13.91	15.15	13.63	14.45	16.48	57.50	55.63
	Low	12.50	10.79	9.00	9.26	9.14	9.10	9.69	8.94	9.50	10.66	39.00	50.25
2009: Q2	High	15.73	14.10	11.36	12.80	12.54	12.36	13.20	11.98	13.11	14.24	43.25	50.50
	Low	6.99	6.13	4.90	5.62	5.40	5.25	5.76	5.25	5.74	6.00	21.25	28.00
2009: Q1	High	14.19	12.99	10.89	12.25	11.75	11.50	12.18	11.30	11.84	13.51	43.96	56.03
	Low	3.00	2.77	2.21	2.63	2.55	2.43	2.64	2.37	2.58	2.78	8.98	20.00
By year													
2010	High	23.97	23.85	19.88	17.75	17.73	17.77	17.91	17.75	17.73	18.64	78.25	97.06
	Low	16.57	15.10	13.35	10.95	10.91	10.75	11.24	10.80	10.99	11.90	53.00	67.13
2009	High	18.30	16.46	13.65	14.07	14.11	13.91	15.15	13.63	14.45	16.48	57.50	69.25
	Low	3.00	2.77	2.21	2.63	2.55	2.43	2.64	2.37	2.58	2.78	8.98	20.00
2008	High	25.74	25.30	22.27	24.12	24.01	23.85	24.95	23.52	24.66	25.66	105.61	107.55
	Low	5.10	5.00	4.37	4.51	4.20	4.50	4.34	4.16	4.36	5.43	39.84	53.60
2007	High	26.50	25.85	24.75	25.99	25.75	25.83	26.91	25.50	25.20	25.48	107.98	122.07
	Low	23.60	22.70	17.90	19.68	19.50	19.25	20.71	18.96	20.26	22.61	98.34	100.49
2006	High	27.25	25.95	24.62	26.08	25.96	26.07	26.76	—	—	—	—	122.23
	Low	25.29	25.01	21.15	23.58	23.32	22.76	24.67	—	—	—	—	106.06

Note:
(1) Price quoted as a % of US$1,000 nominal.

Trading market continued

Ordinary shares

The following table shows, for the periods indicated, the high and low sales prices for the company's ordinary shares on the London Stock Exchange, as derived from the Daily Official List of the UK Listing Authority. Prices for 2008, 2007 and 2006 were restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

By month		£	By quarter		£	By year		£
January 2011	High	0.4494	2010: Q4	High	0.4949	2010	High	0.5804
	Low	0.3950		Low	0.3759		Low	0.3125
December 2010	High	0.4231	2010: Q3	High	0.5210	2009	High	0.5765
	Low	0.3782		Low	0.3896		Low	0.1030
November 2010	High	0.4714	2010: Q2	High	0.5804	2008	High	3.7054
	Low	0.3759		Low	0.4143		Low	0.4140
October 2010	High	0.4949	2010: Q1	High	0.4560	2007	High	6.0208
	Low	0.4455		Low	0.3125		Low	3.3265
September 2010	High	0.5015	2009: Q4	High	0.5055	2006	High	5.5770
	Low	0.4580		Low	0.2841		Low	4.6559
August 2010	High	0.5210	2009: Q3	High	0.5765			
	Low	0.4299		Low	0.3546			
			2009: Q2	High	0.4800			
				Low	0.2510			
			2009: Q1	High	0.5500			
				Low	0.1030			

On 22 February 2011, the closing price of the ordinary shares on the London Stock Exchange was £0.48, equivalent to $0.77 per share translated at the Noon Buying Rate of $1.6129 per £1.00 on 22 February 2011.

ADSs

The following table shows, for the periods indicated, the high and low sales prices for the company's ordinary ADSs, as reported on the NYSE composite tape. Prices for 2008 were restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

By month		US$	By quarter		US$	By year		US$
January 2011	High	14.31	2010: Q4	High	15.67	2010	High	17.30
	Low	12.40		Low	11.76		Low	9.89
December 2010	High	13.39	2010: Q3	High	16.68	2009	High	18.95
	Low	11.91		Low	12.14		Low	3.33
November 2010	High	15.42	2010: Q2	High	17.30	2008	High	149.05
	Low	11.76		Low	11.91		Low	12.20
October 2010	High	15.67	2010: Q1	High	13.61			
	Low	14.18		Low	9.89			
September 2010	High	15.61	2009: Q4	High	16.00			
	Low	14.03		Low	9.17			
August 2010	High	16.68	2009: Q3	High	18.95			
	Low	13.23		Low	11.45			
			2009: Q2	High	14.85			
				Low	7.35			
			2009: Q1	High	16.70			
				Low	3.33			

With effect from 7 November 2008, the ratio of one ADS representing one ordinary share changed to one ADS representing 20 ordinary shares. The prices in the table for 2008 were adjusted accordingly.

On 22 February 2011, the closing price of the ordinary ADSs on the New York Stock Exchange was $15.24.

Dividend history

Preference and other non-equity dividends

Amount per share	2010 $	2010 £	2009 £	2008 £	2007 £	2006 £
Non-cumulative preference shares of US$0.01						
- Series D (redeemed March 2006) (1)	—	—	—	—	—	0.21
- Series E (redeemed January 2007) (1)	—	—	—	—	0.04	1.10
- Series F (1)	1.91	1.06	1.22	1.04	0.96	1.03
- Series G (redeemed January 2007) (1)	—	—	—	—	0.04	1.00
- Series H (1)	1.81	1.03	1.15	0.99	0.91	0.98
- Series I (redeemed March 2006) (1)	—	—	—	—	—	0.20
- Series K (redeemed January 2007) (1)	—	—	—	—	0.04	1.06
- Series L (1)	1.44	0.86	0.92	0.78	0.72	0.78
- Series M (2)	0.40	0.26	1.02	0.89	0.80	0.87
- Series N (2)	0.40	0.26	1.01	0.88	0.79	0.86
- Series P (2)	0.39	0.25	0.99	0.87	0.78	0.85
- Series Q (2)	0.42	0.27	1.07	0.94	0.84	0.53
- Series R (2)	0.38	0.25	0.97	0.85	0.77	—
- Series S (2)	0.41	0.27	1.05	0.92	0.41	—
- Series T (2)	0.45	0.29	1.15	1.01	0.23	—
- Series U (2)	3,820	2,474	5,019	3,935	—	—
Non-cumulative convertible preference shares of US$0.01						
- Series 1 (1)	91.18	34.93	60.33	49.66	45.58	50.26
Non-cumulative preference shares of €0.01						
- Series 1 (2)	—	—	49.46	46.53	39.63	37.18
- Series 2 (2)	—	—	46.00	41.79	35.52	36.22
- Series 3 (2)	—	—	3,125	2,782	—	—
Non-cumulative convertible preference shares of £0.01						
- Series 1 (1)	114.68	73.87	73.87	73.87	73.87	73.87
Non-cumulative preference shares of £1						
- Series 1 (2)	—	—	81.62	80.73	—	—
- Series 2 (redeemed April 2009) (2)	—	—	54.71	—	—	—

Notes:
(1) Classified as subordinated liabilities.
(2) Classified as equity.

The Group has undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (other than companies in the RBS Holdings N.V. group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 for a period of two years thereafter ("the Deferral period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the deferral period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

For further information, see Note 7 on the accounts.

Ordinary dividends

Ordinary dividends per share in the table below were restated for the effect of the rights issue in June 2008 and the capitalisation issue in September 2008.

Amount per ordinary share and American Depository Share (1)	2010 pence	2009 pence	2008 pence	2007 pence	2006 pence
Interim (2)	—	—	—	8.5	6.8
Final (3)	—	—	—	19.3	18.5
Total dividends on equity shares	—	—	—	27.8	25.3

Notes:
(1) Each American Depository Share represents 20 ordinary shares. As discussed under Trading market, the American Depository Shares were issued in October 2007 and consequently did not receive any of the above dividends prior to the final dividend in respect of 2007.
(2) In 2008, the company issued new ordinary shares by way of a capitalisation issue rather than paying an interim dividend.
(3) Final dividends for each year were proposed in the indicated year and paid in the following year.

For further information, see Note 8 on the accounts.

Taxation for US Holders

The following discussion summarises certain US federal and UK tax consequences of the acquisition, ownership and disposition of ordinary shares, non-cumulative dollar preference shares, ADSs representing ordinary shares (ordinary ADSs), ADSs representing non-cumulative dollar preference shares (preference ADSs) or PROs by a beneficial owner that is a citizen or resident of the United States or that otherwise will be subject to US federal income tax on a net income basis in respect of the ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs (a US Holder). This summary assumes that a US Holder is holding ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs, as applicable, as capital assets. This summary does not address the tax consequences to a US Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the UK for UK tax purposes, (ii) that carries on a trade, profession or vocation through a branch, agency or permanent establishment in the UK in connection with which their ordinary shares, non-cumulative preference shares, ordinary ADSs, preference ADSs or PROs, are held, used or acquired, or (iii) generally, that is a corporation which alone or together with one or more associated companies, controls, directly or indirectly, 10% or more of the voting stock of the company, nor does this summary address the tax consequences to US Holders subject to special rules, such as certain financial institutions, dealers or traders in securities who use a mark-to-market method of tax accounting, persons holding ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to such securities, persons whose functional currency for US federal income tax purposes is not the US dollar, entities classified as partnerships for US federal income tax purposes, tax-exempt entities or persons that own or are deemed to own 10% or more of the voting stock of the company.

The statements and practices set forth below regarding US and UK tax laws, including the US/UK double taxation convention relating to income and capital gains which entered into force on 31 March 2003 (the Treaty), and the US/UK double taxation convention relating to estate and gift taxes (the Estate Taxation Treaty), are based on those laws and practices as in force and as applied in practice on the date of this report. This summary is not exhaustive of all possible tax considerations and holders are advised to satisfy themselves as to the overall tax consequences, including specifically the consequences under US federal, state, local and other laws, and possible changes in taxation law, of the acquisition, ownership and disposition of ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs by consulting their own tax advisers.

The following discussion assumes that the company is not, and will not become, a passive foreign investment company - see 'Passive Foreign Investment Company (PFIC) considerations' on page 433.

Ordinary shares, preference shares, ordinary ADSs and preference ADSs

Taxation of dividends

For the purposes of the Treaty, the Estate Taxation Treaty and the US Internal Revenue Code of 1986 as amended (the Code), US Holders of ordinary ADSs and preference ADSs should be treated as owners of the ordinary shares and the non-cumulative dollar preference shares underlying such ADSs.

The US Treasury has expressed concerns that parties to whom depositary receipts are released before shares are delivered to the depositary, or intermediaries, in the chain of ownership between US holders and the issuer of the security underlying the depositary receipts may be taking actions that are inconsistent with the claiming of foreign tax credits for US holders of depositary receipts. Such actions would also be inconsistent with the claiming of the reduced rate of US tax applicable to dividends received by certain non-corporate US holders. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate US holders of ordinary ADSs could be affected by actions taken by such parties or intermediaries.

The company is not required to withhold UK tax at source from dividend payments it makes or from any amount (including any amounts in respect of accrued dividends) distributed by the company. US Holders who are not resident or ordinarily resident in the UK and who do not carry on a trade, profession or vocation in the UK through a branch, agency or permanent establishment in connection with which their ordinary shares, non-cumulative preference shares, ordinary ADSs or preference ADSs are held, used or acquired will not be subject to UK tax in respect of any dividends received on the relevant shares or ADSs.

Distributions by the company (other than certain pro rata distributions of ordinary shares or rights to receive such shares) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Because the company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions will be reported to US Holders as dividends. Payments will not be eligible for the dividends-received deduction generally allowed to corporate US holders.

Subject to applicable limitations that may vary depending upon a holder's individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2013 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate.

Dividends will be included in a US Holder's income on the date of the US Holder's (or in the case of ADSs, the depositary's) receipt of the dividend. The amount of any dividend paid in pounds sterling or euros to be taken into income by a US Holder will be the US dollar amount calculated by reference to the relevant exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, the US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend income. If the amount of such dividend is not converted into US dollars on the date of receipt, the US Holder may have foreign currency gain or loss.

Taxation of capital gains

A US Holder that is not resident (or, in the case of an individual, ordinarily resident) in the UK will not normally be liable for UK tax on capital gains realised on the disposition of an ordinary share, a non-cumulative dollar preference share, an ordinary ADS or a preference ADS unless at the time of the disposal, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a permanent establishment or, in the case of any other US Holder, such US Holder carries on a trade, profession or vocation in the UK through a UK branch or agency and, in each case, such ordinary share, non-cumulative dollar preference share, ordinary ADS or preference ADS is or has been used, held or acquired by or for the purposes of such trade (or profession or vocation), carried on through such permanent establishment, branch or agency. Special rules apply to individuals who are temporarily not resident or ordinarily resident in the UK.

A US Holder will, upon the sale or other disposition of an ordinary share, a non-cumulative dollar preference share, an ordinary ADS or a preference ADS, or upon the redemption of a non-cumulative dollar preference share or preference ADS, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption of a non-cumulative dollar preference share or a preference ADS, such US Holder does not own, and is not deemed to own, any ordinary shares or ordinary ADSs of the company) in an amount equal to the difference between the amount realised (excluding in the case of a redemption any amount treated as a dividend for US federal income tax purposes, which will be taxed accordingly) and the US Holder's tax basis in such share or ADS. This capital gain or loss will be long-term capital gain or loss if the US Holder held the share or ADS so sold, disposed or redeemed for more than one year.

A US Holder who is liable for both UK and US tax on a gain recognised on the disposal of an ordinary share, a non-cumulative dollar preference share, an ordinary ADS or a preference ADS will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

Estate and gift tax

Subject to the discussion of the Estate Tax Treaty in the following paragraph, ordinary shares, non-cumulative dollar preference shares, ordinary ADSs or preference ADSs beneficially owned by an individual may be subject to UK inheritance tax (subject to exemptions and reliefs) on the death of the individual or in certain circumstances, if such shares or ADSs are the subject of a gift (including a transfer at less than market value) by such individual. Inheritance tax is not generally chargeable on gifts to individuals made more than seven years before the death of the donor. Ordinary shares, non-cumulative dollar preference shares, ordinary ADSs or preference ADSs held by the trustees of a settlement may also be subject to UK inheritance tax. Special rules apply to such settlements.

An ordinary share, a non-cumulative dollar preference share, an ordinary ADS or a preference ADS beneficially owned by an individual, whose domicile is determined to be the United States for purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of such share or ADS, except in certain cases where the share or ADS (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where the ordinary share, non-cumulative dollar preference share, ordinary ADS or preference ADS is subject to both UK inheritance tax and US federal estate or gift tax.

UK stamp duty and stamp duty reserve tax (SDRT)

The following is a summary of the UK stamp duty and SDRT consequences of transferring an ADS or ADR in registered form (otherwise than to the custodian on cancellation of the ADS) or of transferring an ordinary share or a non-cumulative dollar preference share. A transfer of a registered ADS or ADR executed and retained in the United States will not give rise to stamp duty and an agreement to transfer a registered ADS or ADR will not give rise to SDRT. Stamp duty or SDRT will normally be payable on or in respect of transfers of ordinary shares or non-cumulative dollar preference shares and accordingly any holder who acquires or intends to acquire ordinary shares or non-cumulative dollar preference shares is advised to consult its own tax advisers in relation to stamp duty and SDRT.

Taxation for US Holders continued

PROs

United States

Payments of interest on a PRO (including any UK withholding tax, as to which see below) will constitute foreign source dividend income for US federal income tax purposes to the extent paid out of the current or accumulated earnings and profits of the company, as determined for US federal income tax purposes. Because the company does not maintain calculations of its earnings and profits under US federal income tax principles, it is expected that distributions will be reported to US Holders as dividends. Payments will not be eligible for the dividends-received deduction generally allowed to corporate US holders. A US Holder who is entitled under the Treaty to a refund of UK tax, if any, withheld on a payment will not be entitled to claim a foreign tax credit with respect to such tax.

Subject to applicable limitations that may vary depending upon a holder's individual circumstances, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2013 will be taxable at a maximum tax rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate. A US Holder will, upon the sale, exchange or redemption of a PRO, generally recognise capital gain or loss for US federal income tax purposes (assuming that in the case of a redemption, such US Holder does not own, and is not deemed to own, any ordinary shares or ordinary ADSs of the company) in an amount equal to the difference between the amount realised (excluding any amount in respect of mandatory interest and any missed payments which are to be satisfied on a missed payment satisfaction date, which would be treated as ordinary income) and the US Holder's tax basis in the PRO.

A US Holder who is liable for both UK and US tax on gain recognised on the disposal of PROs will generally be entitled, subject to certain limitations, to credit the UK tax against its US federal income tax liability in respect of such gain.

United Kingdom

Taxation of payments on the PROs

Payments on the PROs will constitute interest rather than dividends for UK withholding tax purposes. However, the PROs will constitute 'quoted eurobonds' within the meaning of section 987 of the Income Tax Act 2007 and therefore payments of interest will not be subject to withholding or deduction for or on account of UK tax as long as the PROs remain at all times listed on a 'recognised stock exchange' within the meaning of section 1005 of the Income Tax Act 2007, such as the main market of the New York Stock Exchange. In all other cases, an amount must be withheld on account of UK income tax at the basic rate (currently 20%) subject to any direction to the contrary by HM Revenue & Customs under the Treaty and except that the withholding obligation does not apply to payments to persons who the company reasonably believes are within the charge to corporation tax or fall within various categories enjoying a special tax status (including charities and pension funds), or are partnerships consisting of such persons (unless HM Revenue & Customs directs otherwise). Where interest has been paid under deduction of UK withholding tax, US Holders may be able to recover the tax deducted under the Treaty.

Any paying agent or other person by or through whom interest is paid to, or by whom interest is received on behalf of an individual, may be required to provide information in relation to the payment and the individual concerned to HM Revenue & Customs. HM Revenue & Customs may communicate this information to the tax authorities of other jurisdictions.

HM Revenue & Customs confirmed at around the time of the issue of the PROs that interest payments would not be treated as distributions for UK tax purposes by reason of (i) the fact that interest may be deferred under the terms of issue; or (ii) the undated nature of the PROs, provided that at the time an interest payment is made, the PROs are not held by a company which is 'associated' with the company or by a 'funded company'. A company will be associated with the company if, broadly speaking, it is part of the same group as the company. A company will be a 'funded company' for these purposes if there are arrangements involving that company being put in funds (directly or indirectly) by the company, or an entity associated with the company. In this respect, HM Revenue & Customs has confirmed that a company holding an interest in the PROs which incidentally has banking facilities with any company associated with the company will not be a 'funded company' by virtue of such facilities.

Interest on the PROs constitutes UK source income for UK tax purposes and, as such, may be subject to income tax by direct assessment even where paid without withholding. However, interest with a UK source received without deduction or withholding on account of UK tax will not be chargeable to UK tax in the hands of a US Holder unless, in the case of a corporate US Holder, such US Holder carries on a trade in the UK through a UK permanent establishment or in the case of other US Holders, such persons carry on a trade, profession or vocation in the UK through a UK branch or agency in each case in connection with which the interest is received or to which the PROs are attributable. There are also exemptions for interest received by certain categories of agents (such as some brokers and investment managers).

EU Directive on taxation of savings income

The European Union has adopted a directive regarding the taxation of savings income. The Directive requires member states of the European Union to provide to the tax authorities of other member states details of payments of interest and other similar income paid by a person to an individual or certain other persons resident in another member state, except that Luxembourg and Austria may instead impose a withholding system for a transitional period unless during such period they elect otherwise.

Disposal (including redemption)

A disposal (including redemption) of PROs by a non-corporate US Holder will not give rise to any liability to UK tax on capital gains unless the US Holder carries on a trade (which for this purpose includes a profession or a vocation) in the UK through a branch or agency and the PROs are, or have been, held or acquired for the purposes of that trade, carried on through such branch or agency.

A transfer of PROs by a US Holder will not give rise to a charge to UK tax on accrued but unpaid interest payments, unless the US Holder is an individual or other non-corporate taxpayer and at any time in the relevant year of assessment or accounting period carries on a trade, profession or vocation in the UK through a branch or agency to which the PROs are attributable.

Annual tax charges

Corporate US Holders of PROs may be subject to annual UK tax charges (or relief) by reference to fluctuations in exchange rates and in respect of profits, gains and losses arising from the PROs, but only if such corporate US Holders carry on a trade in the UK through a UK permanent establishment to which the PROs are attributable.

Inheritance tax

In relation to PROs held through DTC (or any other clearing system), the UK inheritance tax position is not free from doubt in respect of a lifetime transfer, or death of, a US Holder who is not domiciled nor deemed to be domiciled in the UK for inheritance tax purposes; HM Revenue & Customs is known to consider that the situs of securities held in this manner is not necessarily determined by the place where the securities are registered. In appropriate circumstances, there may be a charge to UK inheritance tax as a result of a lifetime transfer at less than market value by, or on the death of, such US Holder. Inheritance tax is not generally chargeable on gifts to individuals made more than seven years before the death of the donor. However, exemption from, or a reduction of, any such UK tax liability may be available under the Estate Tax Treaty (see below). US Holders should consult their professional advisers in relation to such potential liability. PROs beneficially owned by an individual, whose domicile is determined to be the United States for the purposes of the Estate Tax Treaty and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the PRO, except in certain cases where the PRO (i) is comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the United States and was not a national of the UK); (ii) is part of the business property of a UK permanent establishment of an enterprise; or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. The Estate Tax Treaty generally provides a credit against US federal estate or gift tax liability for the amount of any tax paid in the UK in a case where the PRO is subject to both UK inheritance tax and US federal estate or gift tax.

Stamp duty and SDRT

No stamp duty, SDRT or similar tax is imposed in the UK on the issue, transfer or redemption of the PROs.

Passive Foreign Investment Company (PFIC) considerations

A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable 'look-through rules', either (i) at least 75% of its gross income is 'passive income' or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. The company does not believe that it was a PFIC for its 2010 taxable year. Although interest income is generally passive income, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities. The company believes that it currently meets these requirements. The company's possible status as a PFIC must be determined annually, however, and may be subject to change if the company fails to qualify under this special rule for any year in which a US Holder holds ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs. If the company were to be treated as a PFIC in any year during which a US Holder holds ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs, US Holders would generally be subject to adverse US federal income tax consequences. Holders should consult their own tax advisers as to the potential application of the PFIC rules to the ownership and disposition of the company's ordinary shares, non-cumulative dollar preference shares, ordinary ADSs, preference ADSs or PROs.

Exchange controls

The company has been advised that there are currently no UK laws, decrees or regulations which would prevent the import or export of capital, including the availability of cash or cash equivalents for use by the Group, or the remittance of dividends, interest or other payments to non-UK resident holders of the company's securities.

There are no restrictions under the Articles of Association of the company or under UK law, as currently in effect, which limit the right of non-UK resident owners to hold or, when entitled to vote, freely to vote the company's securities.

Memorandum and Articles of Association

The company's Memorandum and Articles of Association as in effect at the date of this annual report are registered with the Registrar of Companies of Scotland. The Articles of Association were last amended on 28 April 2010.

Incorporation and registration

The company was incorporated and registered in Scotland under the Companies Act 1948 as a limited company on 25 March 1968 under the name National and Commercial Banking Group Limited, and changed its name to The Royal Bank of Scotland Group Limited on 3 September 1979. On 10 March 1982 it was re-registered under the Companies Acts 1948 to 1980 as a public company with limited liability. The company is registered under Company No. SC45551.

Code of conduct

As discussed on page 231, the Group has adopted a code of conduct applicable to all Group employees, which will be provided to any person without charge, upon request, by contacting Group Secretariat at the telephone number listed on page 443.

Glossary of terms

Adjustable rate mortgage (ARM) - in the US a variable-rate mortgage. ARMs include: hybrid ARMs which typically have a fixed-rate period followed by an adjustable-rate period; interest-only ARMs where interest only is payable for a specified number of years, typically for three to ten years; and payment-option ARMs that allow the borrower to choose periodically between various payment options.

Alt-A (Alternative A-paper) are mortgage loans with a higher credit quality than sub-prime loans but with features that disqualify the borrower from a traditional prime loan. Alt-A lending characteristics include limited documentation; high loan-to-value ratio; secured on non-owner occupied properties; and debt-to-income ratio above normal limits.

Arrears are the aggregate of contractual payments due on a debt that have not been met by the borrower. A loan or other financial asset is said to be 'in arrears' when payments have not been made.

Asset-backed commercial paper (ABCP) - a form of asset-backed security generally issued by a commercial paper conduit.

Asset-backed securities (ABS) are securities that represent interests in specific portfolios of assets. They are issued by a special purpose entity following a securitisation. The underlying portfolios commonly comprise residential or commercial mortgages but can include any class of asset that yields predictable cash flows. Payments on the securities depend primarily on the cash flows generated by the assets in the underlying pool and other rights designed to assure timely payment, such as guarantees or other credit enhancements. Collateralised bond obligations, collateralised debt obligations, collateralised loan obligations, commercial mortgage backed securities and residential mortgage backed securities are all types of ABS.

Assets under management are assets managed by the Group on behalf of clients.

Collateralised bond obligations (CBOs) are asset-backed securities for which the underlying asset portfolios are bonds, some of which may be sub-investment grade.

Collateralised debt obligations (CDOs) are asset-backed securities for which the underlying asset portfolios are debt obligations: either bonds (collateralised bond obligations) or loans (collateralised loan obligations) or both. The credit exposure underlying synthetic CDOs derives from credit default swaps. The CDOs issued by an individual vehicle are usually divided in different tranches: senior tranches (rated AAA), mezzanine tranches (AA to BB), and equity tranches (unrated). Losses are borne first by the equity securities, next by the junior securities, and finally by the senior securities; junior tranches offer higher coupons (interest payments) to compensate for their increased risk.

Collateralised debt obligation squared (CDO-squared) is a type of collateralised debt obligation where the underlying asset portfolio includes tranches of other CDOs.

Collateralised loan obligations (CLOs) are asset-backed securities for which the underlying asset portfolios are loans, often leveraged loans.

Collectively assessed loan impairment provisions - impairment loss provisions in respect of impaired loans, such as credit cards or personal loans, that are below individual assessment thresholds. Such provisions are established on a portfolio basis, taking account of the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends.

Commercial mortgage backed securities (CMBS) are asset-backed securities for which the underlying asset portfolios are loans secured on commercial real estate.

Commercial paper (CP) comprises unsecured obligations issued by a corporate or a bank directly or secured obligations (asset-backed CP), often issued through a commercial paper conduit, to fund working capital. Maturities typically range from 2 to 270 days. However, the depth and reliability of some CP markets means that issuers can repeatedly roll over CP issuance and effectively achieve longer term funding. Commercial paper is issued in a wide range of denominations and can be either discounted or interest-bearing.

Commercial paper conduit is a special purpose entity that issues commercial paper and uses the proceeds to purchase or fund a pool of assets. The commercial paper is secured on the assets and is redeemed either by further commercial paper issuance, repayment of assets or liquidity drawings.

Commercial real estate - freehold and leasehold properties used for business activities. Commercial real estate includes office buildings, industrial property, medical centres, hotels, retail stores, shopping centres, agricultural land and buildings, warehouses, garages etc.

Constant proportion portfolio insurance notes (CPPI notes) - CPPI is the name given to a trading strategy that is designed to ensure that a fixed minimum return is achieved either at all times or more typically, at a set date in the future. Essentially the strategy involves continuously re-balancing the portfolio of investments during the term of the product between performance assets and safe assets using a pre-set formula. CPPI notes provide investors with a return linked to a CPPI portfolio.

Contractual maturity is the date in the terms of a financial instrument on which the last payment or receipt under the contract is due for settlement.

Core Tier 1 capital - called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and other regulatory deductions.

Core Tier 1 capital ratio - core Tier 1 capital as a percentage of risk-weighted assets.

Cost:income ratio - operating expenses as a percentage of total income.

Covered mortgage bonds are debt securities backed by a portfolio of mortgages that is segregated from the issuer's other assets solely for the benefit of the holders of the covered bonds

Credit default swap (CDS) is a contract where the protection seller receives premium or interest-related payments in return for contracting to make payments to the protection buyer upon a defined credit event in relation to a reference financial asset or portfolio of financial assets. Credit events usually include bankruptcy, payment default and rating downgrades.

Credit derivative product company (CDPC) is a special purpose entity that sells credit protection under credit default swaps or certain approved forms of insurance policies. Sometimes they can also buy credit protection. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

Credit derivatives are contractual agreements that provide protection against a credit event on one or more reference entities or financial assets. The nature of a credit event is established by the protection buyer and protection seller at the inception of a transaction, and such events include bankruptcy, insolvency or failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a payment by the protection seller upon the occurrence, if any, of a credit event. Credit derivatives include credit default swaps, total return swaps and credit swap options.

Credit enhancements - are techniques that improve the credit standing of financial obligations; generally those issued by an SPE in a securitisation. External credit enhancements include financial guarantees and letters of credit from third-party providers. Internal enhancements include excess spread - the difference between the interest rate received on the underlying portfolio and the coupon on the issued securities; and over-collateralisation - on securitisation, the value of the underlying portfolio is greater than the securities issued.

Credit risk assets - loans and advances (including overdraft facilities), instalment credit, finance lease receivables and other traded instruments across all customer types.

Credit risk spread - is the difference between the coupon on a debt instrument and the benchmark or the risk-free interest rate for the instrument's maturity structure. It is the premium over the risk-free rate required by the market for the credit quality of an individual debt instrument.

Credit valuation adjustments - are adjustments to the fair values of derivative assets to reflect the creditworthiness of the counterparty.

Currency swap - an arrangement in which two parties exchange specific principal amounts of different currencies at inception and subsequently interest payments on the principal amounts. Often, one party will pay a fixed interest rate, while the other will pay a floating exchange rate (though there are also fixed-fixed and floating-floating arrangements). At the maturity of the swap, the principal amounts are usually re-exchanged.

Customer accounts - comprise money deposited with the Group by counterparties other than banks and classified as liabilities. They include demand, savings and time deposits; securities sold under repurchase agreements; and other short term deposits. Deposits received from banks are classified as deposits by banks.

Debt restructuring - see Renegotiated loans.

Debt securities are transferable instruments creating or acknowledging indebtedness. They include debentures, bonds, certificates of deposit, notes and commercial paper. The holder of a debt security is typically entitled to the payment of principal and interest, together with other contractual rights under the terms of the issue, such as the right to receive certain information. Debt securities are generally issued for a fixed term and redeemable by the issuer at the end of that term. Debt securities can be secured or unsecured.

Debt securities in issue comprise unsubordinated debt securities issued by the Group. They include commercial paper, certificates of deposit, bonds and medium-term notes.

Deferred tax asset - income taxes recoverable in future periods as a result of deductible temporary differences - temporary differences between the accounting and tax base of an asset or liability that will result in tax deductible amounts in future periods - and the carry-forward of tax losses and unused tax credits.

Deferred tax liability - income taxes payable in future periods as a result of taxable temporary differences (temporary differences between the accounting and tax base of an asset or liability that will result in taxable amounts in future periods).

Defined benefit obligation - the present value of expected future payments required to settle the obligations of a defined benefit plan resulting from employee service.

Defined benefit plan - pension or other post-retirement benefit plan other than a defined contribution plan.

Defined contribution plan - pension or other post-retirement benefit plan where the employer's obligation is limited to its contributions to the fund.

Delinquency - a debt or other financial obligation is considered delinquent when one or more contractual payments are overdue. Delinquency is usually defined in terms of days past due. Delinquent and in arrears are synonymous.

Deposits by banks - comprise money deposited with the Group by banks and recorded as liabilities. They include money-market deposits, securities sold under repurchase agreements, federal funds purchased and other short term deposits. Deposits received from customers are recorded as customer accounts.

Derivative - a contract or agreement whose value changes with changes in an underlying index such as interest rates, foreign exchange rates, share prices or indices and which requires no initial investment or an initial investment that is smaller than would be required for other types of contracts with a similar response to market factors. The principal types of derivatives are: swaps, forwards, futures and options.

Glossary of terms continued

Discontinued operation - is a component of the Group that either has been disposed of or is classified as held for sale. A discontinued operation is either: a separate major line of business or geographical area of operations or part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or a subsidiary acquired exclusively with a view to resale.

Exposure at default (EAD) - an estimate of the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD may be higher than the current utilisation (e.g. in the case where further drawings may be made under a revolving credit facility prior to default) but will not typically exceed the total facility limit.

Fannie Mae (Federal National Mortgage Association) - is a US Government Sponsored Enterprise. It buys mortgages, principally issued by banks, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Federal Home Loan Mortgage Corporation - see Freddie Mac.

Federal National Mortgage Association - see Fannie Mae.

FICO score - a FICO score is calculated using proprietary software developed by the Fair Isaac Corporation in the US from a consumer's credit profile. The scores range between 300 and 850 and are used in credit decisions made by banks and other providers of credit.

First/second lien - a lien is a charge such as a mortgage held by one party, over property owned by a second party, as security for payment of some debt, obligation, or duty owed by that second party. The holder of a first lien takes precedence over all other encumbrances on that property i.e. second and subsequent liens.

Forbearance - is the term generally applied to an agreement, principally in relation to secured loans with retail customers experiencing temporary financial difficulty, to a payment moratorium, to reduced repayments or to roll up arrears. Forbearance loans are a subset of Renegotiated loans.

Forward contract - a contract to buy (or sell) a specified amount of a physical or financial commodity, at an agreed price, at an agreed future date.

Freddie Mac (Federal Home Loan Mortgage Corporation) - is a US Government Sponsored Enterprise. It buys mortgages, principally issued by thrifts, on the secondary market, pools them, and sells them as residential mortgage-backed securities to investors on the open market. Its obligations are not explicitly guaranteed by the full faith and credit of the US Government.

Futures contract - is a contract which provides for the future delivery (or acceptance of delivery) of some type of financial instrument or commodity under terms established at the outset. Futures differ from forward contracts in that they are traded on recognised exchanges and rarely result in actual delivery; most contracts are closed out prior to maturity by acquisition of an offsetting position.

G10 - the Group of Ten comprises the eleven industrial countries (Belgium, Canada, France, Germany, Italy, Japan, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States) that have agreed to participate in the IMF's General Arrangements to Borrow.

Ginnie Mae (Government National Mortgage Association) - is a US Government Agency that guarantees investors the timely payment of principal and interest on mortgage-backed securities for which the underlying asset portfolios comprise federally insured or guaranteed loans - mainly loans insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Ginnie Mae obligations are fully and explicitly guaranteed as to the timely payment of principal and interest by the full faith and credit of the US Government.

Government Sponsored Enterprises (GSEs) - are a group of financial services corporations created by the US Congress. Their function is to improve the efficiency of capital markets and to overcome statutory and other market imperfections which otherwise prevent funds from moving easily from suppliers of funds to areas of high loan demand. They include Fannie Mae and Freddie Mac.

Gross yield - is the interest rate earned on average interest-earning assets i.e. interest income divided by average interest-earning assets.

Guaranteed mortgages - are mortgages that are guaranteed by a government or government agency. In the US, government loan guarantee programmes are offered by the Federal Housing Administration, the Department of Veterans Affairs and the Department of Agriculture's Rural Housing Service. In the Netherlands, the Gemeentegarantie programme is run partly by the central government and partly by the municipalities.

Home equity loan - is a type of loan in which the borrower uses the equity in their home as collateral. A home equity loan creates a charge against the borrower's house.

Impaired loans - comprise all loans for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans.

Impairment allowance - see Loan impairment provisions.

Impairment losses - for impaired financial assets measured at amortised cost, impairment losses - the difference between carrying value and the present value of estimated future cash flows discounted at the asset's original effective interest rate - are recognised in profit or loss and the carrying amount of the financial asset reduced by establishing a provision (allowance). For impaired available-for-sale financial assets, the cumulative loss that had been recognised directly in equity is removed from equity and recognised in profit or loss as an impairment loss.

Individually assessed loan impairment provisions - impairment loss provisions for individually significant impaired loans assessed on a case-by-case basis, taking into account the financial condition of the counterparty and any guarantor and the realisable value of any collateral held.

International Accounting Standards Board (IASB) - is the independent standard-setting body of the IASC Foundation. Its members are responsible for the development and publication of International Financial Reporting Standards (IFRS) and for approving Interpretations of IFRS as developed by the International Financial Reporting Interpretations Committee (IFRIC).

Interest rate swap - a contract under which two counterparties agree to exchange periodic interest payments on a predetermined monetary principal, the notional amount.

Interest spread - is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities.

Investment grade - generally represents a risk profile similar to a rating of BBB-/Baa3 or better, as defined by independent rating agencies.

Latent loss provisions - loan impairment provisions held against impairments in the performing loan portfolio that have been incurred as a result of events occurring before the balance sheet date but which have not been identified as impaired at the balance sheet date. The Group has developed methodologies to estimate latent loss provisions that reflect historical loss experience (adjusted for current economic and credit conditions) and the period between an impairment occurring and a loan being identified and reported as impaired.

Leveraged loans - funding (leveraged finance) provided to a business resulting in an overall level of debt that exceeds that which would be considered usual for the business or for the industry in which it operates. Leveraged finance is commonly employed to achieve a specific, often temporary, objective: to make an acquisition, to effect a buy-out or to repurchase shares.

Liquidity enhancements - make funds available to ensure that the issuer of securities, usually a commercial paper conduit, can redeem the securities at maturity. They typically take the form of a committed facility from a third-party bank.

Loan impairment provisions - are established to recognise incurred impairment losses on a portfolio of loans classified as loans and receivables and carried at amortised cost. It has three components: individually assessed loan impairment provisions, collectively assessed loan impairment provisions and latent loss provisions.

Loan-to-value ratio - the amount of a secured loan as a percentage of the appraised value of the security e.g. the outstanding amount of a mortgage loan as a percentage of the property's value.

Loss given default (LGD) - the economic loss that may occur in the event of default i.e. the actual loss - that part of the exposure that is not expected to be recovered - plus any costs of recovery.

Master netting agreement - is an agreement between two counterparties that have multiple derivative contracts with each other that provides for the net settlement of all contracts through a single payment, in a single currency, in the event of default on, or termination of, any one contract.

Medium term notes (MTNs) - are debt securities usually with a maturity of five to ten years, but the term may be less than one year or as long as 50 years. They can be issued on a fixed or floating coupon basis or with an exotic coupon; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.

Monoline insurers - are entities that specialise in providing credit protection against the notional and interest cash flows due to the holders of debt instruments in the event of default. This protection is typically in the form of derivatives such as credit default swaps.

Mortgage-backed securities - are asset-backed securities for which the underlying asset portfolios are loans secured on property. See Residential mortgage backed securities and Commercial mortgage backed securities.

Mortgage servicing rights - are the rights of a mortgage servicer to collect mortgage payments and forward them, after deducting a fee, to the mortgage lender.

Mortgage vintage - the year in which a mortgage loan was made to the customer.

Negative equity mortgages - mortgages where the value of the property mortgaged is less than the outstanding balance on the loan.

Net interest income - is the difference between interest receivable on financial assets classified as loans and receivables or available-for-sale and interest payable on financial liabilities carried at amortised cost.

Net interest margin - is net interest income as a percentage of average interest-earning assets.

Net principal exposure - is the carrying value of a financial asset after taking account of credit protection purchased but excluding the effect of any counterparty credit valuation adjustment to that protection.

Glossary of terms continued

Non-conforming mortgages - mortgage loans that do not meet the requirements for sale to US Government agencies or US Government sponsored enterprises. These requirements include limits on loan-to-value ratios, loan terms, loan amounts, borrower creditworthiness and other requirements.

Option - an option is a contract that gives the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity, at a specific price, at an agreed date or over an agreed period. Options can be exchange-traded or traded over-the-counter.

Past due - a financial asset such as a loan is past due when the counterparty has failed to make a payment when contractually due.

Potential problem loans - are loans other than impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings where known information about possible credit problems of the borrower causes management to have serious doubts about the borrower's ability to meet the loan's repayment terms.

Prime - prime mortgage loans generally have low default risk and are made to borrowers with good credit records and a monthly income that is at least three to four times greater than their monthly housing expense (mortgage payments plus taxes and other debt payments). These borrowers provide full documentation and generally have reliable payment histories.

Private equity investments - are equity investments in operating companies not quoted on a public exchange. Capital for private equity investment is raised from retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.

Pro forma cost:income ratio - operating expenses excluding purchased intangibles amortisation, write-down of goodwill and other intangible assets, integration and restructuring costs and share of shared assets expressed as a percentage of total income excluding credit market write-downs and one-off items.

Probability of default (PD) - the likelihood that a customer will fail to make full and timely repayment of credit obligations over a one year time horizon.

Regular way purchase or sale - is a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

Renegotiated loans - loans are generally renegotiated either as part of the ongoing banking relationship with a creditworthy customer or in response to a borrower's financial difficulties. In the latter case, renegotiation encompasses not only revisions to the terms of a loan such as a maturity extension, a payment moratorium, a concessionary rate of interest but also the restructuring of all or part of the exposure including debt forgiveness or a debt for equity swap. Loans renegotiated as part of the ongoing banking relationship with a creditworthy customer, are treated as new loans.

Repurchase agreement (Repo) - see Sale and repurchase agreements.

Residential mortgage backed securities (RMBS) - are asset-backed securities for which the underlying asset portfolios are residential mortgages.

Restructured loans - see Renegotiated loans.

Retail loans - are loans made to individuals rather than institutions. The loans may be for car purchases, home purchases, medical care, home repair, holidays and other consumer uses.

Reverse repurchase agreement (Reverse repo) - see Sale and repurchase agreements.

Risk asset ratio (RAR) - total regulatory capital as a percentage of risk-weighted assets.

Risk elements in lending (REIL) - comprise impaired loans, accruing loans which are contractually overdue 90 days or more as to principal or interest and troubled debt restructurings.

Risk-weighted assets - assets adjusted for their associated risks using weightings established in accordance with the Basel Capital Accord as implemented by the FSA. Certain assets are not weighted but deducted from capital.

Sale and repurchase agreements - in a sale and repurchase agreement one party, the seller, sells a financial asset to another party, the buyer, at the same time the seller agrees to reacquire, and the buyer to resell, the asset at a later date. From the seller's perspective such agreements are repurchase agreements (repos) and from the buyer's reverse repurchase agreements (reverse repos).

Securitisation - is a process by which assets or cash flows are transformed into transferable securities. The underlying assets or cash flows are transferred by the originator or an intermediary, typically an investment bank, to a special purpose entity which issues securities to investors. Asset securitisations involve issuing debt securities (asset-backed securities) that are backed by the cash flows of income-generating assets (ranging from credit card receivables to residential mortgage loans). Liability securitisations typically involve issuing bonds that assume the risk of a potential insurance liability (ranging from a catastrophic natural event to an unexpected claims level on a certain product type).

Special purpose entity (SPE) - is an entity created by a sponsor, typically a major bank, finance company, investment bank or insurance company. An SPE can take the form of a corporation, trust, partnership, corporation or a limited liability company. Its operations are typically limited for example in a securitisation to the acquisition and financing of specific assets or liabilities.

Structured Investment Vehicle (SIV) - is a limited-purpose operating company that undertakes arbitrage activities by purchasing highly rated medium and long-term, fixed-income assets and funding itself with short-term, highly rated commercial paper and medium-term notes.

Structured notes - are securities that pay a return linked to the value or level of a specified asset or index. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Student loan related assets - are assets that are referenced to underlying student loans.

Subordinated liabilities - are liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-prime - sub-prime mortgage loans are designed for customers with one or more high risk characteristics, such as: unreliable or poor payment histories; loan-to-value ratio of greater than 80%; high debt-to-income ratio; the loan is not secured on the borrower's primary residence; or a history of delinquencies or late payments on the loan.

Super senior CDO - is the most senior class of instrument issued by a CDO vehicle. They benefit from the subordination of all other instruments, including AAA rated securities, issued by the CDO vehicle.

Tier 1 capital - core Tier 1 capital plus other Tier 1 securities in issue, less material holdings in financial companies.

Tier 1 capital ratio - Tier 1 capital as a percentage of risk-weighted assets.

Tier 2 capital - qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available-for-sale equity gains and revaluation reserves less certain regulatory deductions.

US Government National Mortgage Association - see Ginnie Mae.

Unaudited - unaudited financial information is information that has not been subjected to the audit procedures undertaken by the Group's auditors to enable them to express an opinion on the Group's financial statements.

VaR - is a technique that produces estimates of the potential change in the market value of a portfolio over a specified time horizon at given confidence levels.

Wrapped security - a wrapped security is a debt security where the holder benefits from credit protection provided by a third party, typically a financial guarantor or monoline insurer.

Write down - a reduction in the carrying value of an asset to record a decline in its fair value or value in use.

Index

Index continued

Important addresses

Shareholder enquiries
Registrar
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone: +44 (0)870 702 0135
Facsimile: +44 (0)870 703 6009
Website: www.investorcentre.co.uk/contactus

ADR Depositary Bank
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
Telephone: +1 888 269 2377 (US callers)
Telephone: +1 201 680 6825 (International)
Email: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner

Group Secretariat
The Royal Bank of Scotland Group plc
PO Box 1000
Gogarburn Edinburgh EH12 1HQ
Telephone: +44 (0)131 556 8555
Facsimile: +44 (0)131 626 3081

Investor Relations
280 Bishopsgate
London EC2M 4RB
Telephone: +44 (0)207 672 1758
Facsimile: +44 (0)207 672 1801
Email: investor.relations@rbs.com

Registered office
36 St Andrew Square
Edinburgh EH2 2YB
Telephone: +44 (0)131 556 8555
Registered in Scotland No. 45551

Website
www.rbs.com

Principal offices

The Royal Bank of Scotland Group plc
PO Box 1000 Gogarburn Edinburgh EH12 1HQ
Telephone: +44 (0)131 626 0000

The Royal Bank of Scotland plc
PO Box 1000 Gogarburn Edinburgh EH12 1HQ
280 Bishopsgate London EC2M 4RB

National Westminster Bank Plc
135 Bishopsgate London EC2M 3UR

Citizens
Citizens Financial Group, Inc.
One Citizens Plaza Providence Rhode Island 02903 USA

Ulster Bank
11-16 Donegall Square East Belfast BT1 5UB
George's Quay Dublin 2

RBS Insurance
Direct Line House 3 Edridge Road Croydon Surrey CR9 1AG
Churchill Court Westmoreland Road Bromley Kent BR1 1DP

RBS Holdings USA Inc.
600 Washington Blvd
Stamford CT
06901 USA

Coutts Group
440 Strand London WC2R 0QS

The Royal Bank of Scotland International Limited
Royal Bank House 71 Bath Street
St Helier Jersey Channel Islands JE4 8PJ

NatWest Offshore
23/25 Broad Street
St Helier Jersey Channel Islands JE4 OYX

RBS Holdings N.V.
Gustav Mahlerlaan 10
Amsterdam 1082 PP Netherlands

Item 2

RBS

The Royal Bank of Scotland Group

Annual Review and Summary Financial Statement 2010



rbs.com

What's inside

Why go online?
www.rbs.com/AnnualReport

If you haven't already tried it, visit our easy-to-use online Annual Report. Many shareholders are now benefiting from more accessible information and helping the environment too.

We have met, and in some cases exceeded, the targets for the second year of our Strategic Plan.

2010 business achievements

Good progress against Strategic Plan targets

Core bank becoming stronger

Non-Core run-off progressing well

Significant progress on EC disposals

2010 financial highlights

£1.9bn
Group operating profit [1]

13%
Core return on equity [2]

10.7%
Group Core Tier 1 ratio

33%
Impairment losses reduction

2.01%
Group net interest margin

56%
Core cost:income ratio

Notes:

(1) Group operating profit/(loss) before tax, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap – fair value changes, gains on pensions curtailment, write-down of goodwill and other intangible assets and RFS Holdings minority interest and excluding movement in the fair value of own debt (FVOD). Statutory operating loss before tax of £399 million for the year ended 31 December 2010.

(2) Indicative Core attributable profit, excluding fair value of own debt, taxed at 28% on Core average tangible equity (circa 70% of Group tangible equity based on risk-weighted assets).

Our 2013 vision

Enduring customer franchises

- A universal bank, anchored by retail and commercial activities with strong, complementary investment banking capability
- A top-tier competitor in our main markets

Safer and more focused

- Capital and liquidity strength meeting the highest international standards
- Gross reduction in funded assets of £500 billion

A valuable, private sector bank

- Consistently profitable, with sustainable shareholder returns targeted at 15% on our tangible equity capital
- The Government will have begun to sell its shares at a profit

Chairman's statement

Philip Hampton, Chairman

Watch or listen to
Philip Hampton at www.rbs.com/AnnualReport

For biographies
see pages 50-53



Rebuilding and Recovery

There was a step-change in our overall financial performance last year. The return to operating profit[1] reflects both the internal rebuilding process at RBS and the external recovery in market and economic conditions. We are still a good way from where we want to be in terms of our performance but 2010 represents another big stride towards that goal.

[1] As defined on page 1.

Business achievements

There are two dimensions to the internal rebuilding process at RBS: reducing our exposure to certain assets and risks, and strengthening our core businesses. On asset and risk reduction, we are ahead of schedule. Our programme of business disposals has attracted the most attention, with 20 agreements signed or completed in 2010. But our asset restructuring deals and run-off programme are also contributing to making RBS a stronger and safer bank, with a greatly improved capital position and lower funding needs.

This progress means we can increasingly focus on the core businesses that will drive our future. It has been pleasing to see the early results of our efforts to strengthen them. For example, we have increased our share of the mortgage and savings markets in the UK, with account numbers rising by 44,000 and 579,000, respectively. We are investing heavily in our core businesses, with a strong emphasis on serving customers better and improving our efficiency.

Economic backdrop – getting better

The global economy rebounded strongly in 2010, but the strength of the recovery was unevenly spread across countries, and over time. Among our core markets, the UK and the US both returned to fairly modest growth. Conditions in Ireland remained very challenging.

This general improvement must be viewed against a backdrop of financial market turbulence at various points in the year, especially in Europe. So while our expectation is that the return of economic growth in 2010 will be sustained in 2011, and that interest rates will gradually start to rise during the year, we are vigilant about the downside risks and the possibility of spill-over effects from political uncertainties in some countries and regions.

Public policy – lending and remuneration

In the public policy debate, two issues attracted controversy for UK banks in 2010: lending to companies, especially small and medium enterprises; and remuneration. In February 2011, the leading UK banks reached an agreement with the UK Government with the intention of reducing public controversy and improving constructive relationships.

The agreement involves a series of commitments by the larger banks, including on lending, remuneration and capital support, which are a positive reaction to issues of concern in our communities. We welcome the UK Government's recognition of the contribution of financial services to the economy, and its commitment to support the creation of a level international playing field to promote effective competition.

On lending, it is important that banks give customers confidence that requests for funds for viable businesses will be met. RBS has been active in support of our customers over the last two years of significant downturn. For example, we are on track to meet our current targets for UK lending availability, agreed in March 2010. In the UK, we lent £52 billion to businesses over the first eleven months of the March 2010 – February 2011 period, well ahead of our full year target of £50 billion. Over the same eleven month period we lent over £15 billion to mortgage customers, resulting in net balance growth of more than £8 billion, in excess of our full year mortgage net lending target of £8 billion.

Our lending goals to businesses will now continue in 2011, with additional capacity available to support further growth if demand is higher than expected. This time, we will be joined by the other large UK banks. We hope this initiative will help give confidence to stimulate economic growth. In addition, the banks have agreed to support a new major equity fund targeted at small businesses, and provide capital to the UK Government's "big society" bank.

Our support for business extends beyond lending. This is particularly true in tough economic times when it is even more important to preserve economic activity and jobs. A 500-strong team of our most experienced relationship managers provides intensive support to new and fast-growing companies, who may be experiencing a recession and its aftermath for the first time. We have also grown our team of restructuring specialists who help struggling businesses back to health. We helped around 950 UK businesses to restructure successfully in 2010. We work with companies of all shapes and sizes across the country – from a small road haulage business to higher-profile examples, such as Liverpool Football Club, and large multinationals.

On remuneration, we have been a leading advocate of international, industry-wide reform in the banking sector over the last two years, having focused early on the need for deferrals, clawback and strong alignment of rewards to shareholders' interests by using equity instead of cash.

Following an extensive consultation with both our institutional shareholders and UK Financial Investments, the Board has decided our approach on the key aspects of 2010 remuneration, including performance-related awards, and has balanced the need to attract and retain talented people to serve customers effectively with other key drivers, including regulatory compliance and the control of costs. It will again include a £2,000 cap on immediate cash bonuses.

On tax, the Government will introduce a levy on banks' balance sheets from 1 January 2011. This policy was announced by the Chancellor of the Exchequer in the June Budget, with the details finalised as part of the February 2011 agreement outlined above. If the levy had been applied to the balance sheet at 31 December 2010, the cost of the levy to RBS would be in the region of £350 to £400 million in 2011.

We made a gross contribution of £3.9 billion to the UK Government in 2010. The bulk of this was taxes, including £1.5 billion paid on behalf of employees, directly or indirectly. We also paid around £1.5 billion fees, including £700 million for the Asset Protection Scheme.

Governance – building on the changes we made last year

We made comprehensive changes to the Board and the Executive Management team in 2009, so last year was one of relative stability. I remain confident that the Board has the right blend of skills and experience to succeed. Our management team, under the experienced leadership of Stephen Hester, is doing an excellent job in moving RBS forward.

Penny Hughes joined the Board on 1 January, as a Non-executive Director, and took over as Chair of our Remuneration Committee from 1 June 2010. Brendan Nelson was appointed as a Non-executive Director with effect from 1 April, and took over as Chair of the Group Audit Committee following the 2010 AGM.

Archie Hunter left the Board at the 2010 AGM after six years and I would like to thank him for his work as a director and Chair of the Audit Committee. The commitment he provided during a time of major changes on the Board was very professional and valuable.

Finally, Colin Buchan will stand down from the Board in the summer, after nine years. Again, his commitment as a director and, last year, as chairman of the Remuneration Committee, has been greatly appreciated by the Board.

Sustainable Banking – serving local communities

Financial services provide important benefits to society when they are delivered responsibly and efficiently. Having learned the lessons from the past, the challenge for RBS is to deliver these services in a way that our communities value and that our people can be proud of. I am confident that the changes we are making at RBS in the way we do business, as well as the business we do, will help to achieve this. Much of this work is overseen by the Group's Sustainability Committee, which is chaired by our Senior Independent Director, Sir Sandy Crombie, and reports to our Board.

For example, NatWest and RBS introduced Customer Charters in 2010. These are based on the issues that customers have told us are important to them, such as making banking easy (we will extend our opening hours in our busiest branches). Similarly, Ulster Bank in Ireland and Citizens in the US launched their own commitments, which are already delivering tangible benefits to our customers.

We are also committed to investing in and developing our community programmes. Our long-running MoneySense programme continues to provide education on basic financial matters to thousands of schoolchildren in the UK, and is actively supported by employee volunteers. The Citizens 'Gear for Grades' programme in the US provides school supplies for children whose families are unable to afford them. Since the programme's inception in 2003, Citizens has served over 150,000 school children in the US. Our community activities also include business start-up support and microfinance programmes. Our annual Sustainability Report contains extensive information on our activities in this key area for us in the UK, USA, India and many other countries where we operate.

Value for our shareholders

It is vital that we make a proper financial return on the large amounts of new capital that RBS has raised in recent years, mainly from the UK Government. To make that return, we know that we have to run the businesses efficiently and support our customers effectively. An intrinsic part of our effectiveness comes from being a healthy and safe bank, with sufficient capital and liquidity to meet the demands of customers, markets and regulation. Many banks in the UK and elsewhere, including RBS, operated for a number of years with levels of capital and liquidity which, certainly in hindsight, left them weak and vulnerable. Our job is to make sure RBS remains strong and safe, but also to reward shareholders appropriately through improving financial results. I hope you will agree that the progress we have made is evident in our 2010 Results. Much remains to be done, but we are another important step closer to realising the potential in the businesses that make up the RBS Group.

Philip Hampton
Chairman

Stephen Hester, Group Chief Executive

Watch or listen to
Stephen Hester at www.rbs.com/AnnualReport

For biographies
see pages 50-53



Two years on from the global financial crisis, our recovery is ahead of schedule. In 2010 we made big strides in risk reduction and an early return to operating profits. We have much work still to do and there are significant obstacles still to overcome. We aim for continued progress this year.

Our goals

Our overriding focus is on achieving three things:

- to serve customers well;
- to restore the Bank to undoubted standalone strength; and
- to rebuild sustainable value for all shareholders, and in so doing to enable the UK Government to sell its holding profitably over time.

Strategy

RBS's strategy, announced in 2009, remains our best route to achieving these goals. It is serving us well in meeting the twin challenges of continuing change in our external environment and the need for radical internal restructuring at RBS.

The new RBS is built upon customer franchises with substantial competitive strengths in their respective markets, our "Core" businesses. Each is being reshaped to provide improved and enduring performance. The Core businesses all generate strong value in their own right, and a still stronger, balanced and more valuable mix together. The business shape and new management disciplines we are establishing can drive RBS to success as a leading bank in its markets for many years to come.

The weaknesses uncovered by the financial crisis – of leverage, risk concentration and business stretch – are being fixed. The successful and continuing run-down and sale of assets which weakened us, or businesses where we have no competitive advantage, illustrates this. These assets were placed in our Non-Core Division and give a focus to our risk reduction objectives. We are changing a balance sheet which could not withstand the crisis and, importantly, the culture that created it.

2010 Results against goals

2010 was a year of good progress and the Group is on or ahead of its published goals for this stage of our Plan. There have been and still are challenges to face into, whether economic, regulatory or political. Our resilience to such events is increasing steadily.

Customers: We are completely clear – success in serving customers is the key to our business future. Overdue investment in service, technology and a changing cultural approach is starting to roll out across RBS. Most of our Core franchises showed gains on a variety of customer measures during the year though we are conscious that much remains to be done. It will take time for our actions to have full effect, in particular where business restructuring has been most marked.

In each of our retail businesses we have re-energised and invested in our customer offering around the organising thought of 'helpful banking'. The proposition in each market is tailored to suit local customers: NatWest has 'Helpful Banking'; RBS has 'Here for You'; Citizens has 'Good Banking is Good Citizenship', and; Ulster Bank has 'Help For What Matters'. This is supporting improved customer attraction and retention and has resonated positively with staff, customers, and the broader communities we serve.

Risk: Excellent progress has been made on the journey towards bringing RBS's risk profile in line with the highest standards of our industry. Our funding and liquidity profile is much improved and no longer an outlier for our industry. Non-Core assets are down a further £63 billion, the loan-to-deposit ratio is 117%, down from 154% at peak and our Core businesses now take in over £1 of deposits for every £1 of loans made – the "gold standard" we are targeting. Improvements in risk are also evident through reductions in single name and sectoral credit concentrations.

RBS has strong capital ratios – with a Core Tier 1 ratio of 10.7%. The additional protection of the Asset Protection Scheme, as expected, is unlikely to be called upon and we target scheme exit by the end of 2012, subject to continued progress on risk reduction and to regulatory approvals.

Shareholder value: This vital part of our goals is on track but inevitably will take the most time to deliver fully. The potential is there and the performance of the Bank will increasingly speak for itself. 2010 results were a large improvement on 2009 and our budgets for the year. At Group level RBS posted £1.9 billion of operating profits, excluding fair value of own debt (from a £6.1 billion loss in 2009). It was only after the post tax effect of APS (£1.1 billion) that we reported a net attributable loss of £1.1 billion. We are taking significant steps toward repaying the support we have received.

The RBS Core business posted operating profits of £7.4 billion and return on equity of 13%, above its cost of capital. Importantly the quality of results also improved. While still significantly impacted by high credit costs, low interest rates and other economic challenges, our Retail and Commercial businesses increased operating profits by 66% to £3.8 billion with a 10% ROE. Our Irish bank and our Insurance business remained in loss as a result of prior risk exposures which we are working down. Our investment banking arm, despite tough markets, posted £3.4 billion operating profits and a 17% ROE – a competitive result when compared with peers, though down from the record prior year. Adding the related parts of our GTS business gives still stronger returns for our wholesale client activity as a whole.

2010 results were achieved with strong attention to efficiency – beating our cost targets and allowing vital investment right across the Group to enhance future growth and business quality.

In Non-Core progress was also pleasing, though losses will continue in this division during the remaining Plan period as assets are sold and run down. Non-Core assets reduced by £63 billion to £138 billion during 2010, beating our targets. Losses narrowed sharply though they are still significant.

People

Our people are doing a great job in producing the turnaround we have targeted despite great stresses and challenges. I thank all of my colleagues at RBS for this.

Our ability to attract, retain and motivate the best people is still not what we want it to be. Our business challenges and the external environment lead to management compromises that add risk to the achievement of our business goals. We are working hard to move forward and balance staff motivation with external acceptance that past mistakes have been addressed.

Regulation

We support the revolution in regulatory standards that, when complete, and coupled with the dramatic industry changes taking place, will make for a safer financial services industry for everyone. But a safer economy also needs global macro-economic imbalances to be successfully addressed.

The Basel-led process seems likely to get to the right place on bank safety and there is good progress in the design of bank resolution and recapitalisation ("bail-in") mechanisms, which should remove the need for future state capital support. The impact of these measures materially impacts bank costs and return prospects. These in turn impact cost and availability of customer service, including credit provision. There is an important balance to be struck by policy-makers.

2011 will be noteworthy in the UK for the conclusion of the Independent Commission on Banking (ICB). The ICB has the opportunity to reflect on all of the change under way and to determine if additional measures would be beneficial. There are traps to avoid in areas where UK reform, which is not followed elsewhere, might bring more cost than benefit, hamper banks and the economy and give the illusion of more safety without its reality. The Commission's work is continuing thoughtfully and we are co-operating fully to give insights wherever helpful.

Outlook

RBS is on track to meet its ambitious goals. These goals set out the path for our recovery period but also establish the foundations for the "new" RBS to enjoy strong and enduring prospects well into the future. For 2011, we target continued progress toward published targets. We continue to prioritise risk reduction, strengthening of customer service and building the quality and quantity of Core profits.

We are alert to the risks facing our businesses. In 2010, our results were accomplished despite eurozone market volatility, additional Irish impairments and higher than expected insurance provisioning. 2011 will doubtless have its own challenges as the global economic recovery seeks a firmer footing. Our plans might also face further substantial impacts from national and international regulatory changes.

And, as visible exemplars of the financial crisis, RBS remains vulnerable to "public mood". The journey from "problem" to "opportunity" is important and our progress will aid customer trust, staff stability and investor confidence. In that context we hope that the opportunity to sell part of the UK Government's shareholding becomes increasingly visible and appealing – a "win win" for the taxpayer and for RBS. That moment will be an emblem of our progress and, in some respects, of progress in the wider UK economy.

RBS in 2011

Our goals for 2011 are clear. External events can still blow us off course and caution is needed until these clarify. But for our part, the strategy is delivering. We are focussing on serving our customers well and better. We are stripping away excess risk inherited from the past. We are building enduring strength and value in the new RBS and supporting the economies we serve.

In conclusion, I would like to thank all of our staff, our shareholders and other stakeholders for their continued support as we build the new RBS.

Stephen Hester
Group Chief Executive

Q&As on progress

When we speak to our investors, some questions are asked more often than others. Below we provide a selection of those frequently asked questions – and answers.

Where are you in the impairment cycle?
The level of Group impairments fell by 33 per cent in 2010, reflecting improvements in the economic environment. Impairments fell in all core businesses, except Ulster Bank, where asset default levels and loss rates remained high in both the retail and corporate portfolios, reflecting difficult economic conditions in Ireland.

We currently expect impairments in Ulster Bank to stabilise in 2011, and to continue falling in our other businesses, assuming the global economic recovery is sustained.

When will the UK Government sell its shareholding?
The UK Government set up UK Financial Investments Ltd (UKFI) to manage its investments in financial institutions, including RBS. UKFI has been given a clear mandate by the Government, to protect and create value for the taxpayer as shareholder. As such, decisions around the timing of any sale are outside the remit of the RBS Group. We are acutely aware of our responsibility as part of this process. By successfully implementing our Strategic Plan, we will serve our customers well and achieve the business success needed to attract new investors.

Can you explain the treatment of the APS and fair value of own debt?
Our financial performance is affected by two items that do not reflect the day-to-day business of the Group – the Asset Protection Scheme and the fair value of own debt. Both can exhibit counter-cyclical behaviour, in that improving market conditions result in a charge, and vice versa.

The APS is a credit derivative and so must be accounted for at fair value; fluctuations in this value are reflected in the results. If market circumstances are getting better and credit spreads for the assets in the covered portfolio narrow, the value of the protection decreases and a loss is recognised. If spreads widen, the protection is more valuable, giving rise to a gain.

For accounting purposes, the Group values some of its issued debt (e.g. bond issues) at the current market price. Changes in this value are recorded in profit or loss. Part of this change results from market movements in the price of the Group's credit: when the Group's credit spreads tighten a loss is recorded, when they widen a gain is recorded.

What has been happening to margins, and why?
We need to rebuild net interest margins (NIMs) if we are to produce adequate profits to service the capital our shareholders have invested in RBS. Encouragingly, we made further progress in 2010: the Group NIM rose by 25 basis points to 2.01 per cent. This improvement was driven by the Retail & Commercial business, where asset margins recovered across a number of markets, primarily due to the run-off of older business written at unsustainably lower margins.

Progress on liability margins has been more difficult. This reflects strong competition for customer deposits, as the banking sector tries to narrow its funding gap, and the low interest rate environment.

What recommendations have you made to the Independent Commission on Banking (ICB)?
The Commission inquiry is a major event for our industry in the UK, and we have sought to engage thoughtfully. Our response was published on the ICB website.

In our view, the debate about banking size and structure can often generate more heat than light. The banks that failed during the crisis didn't fail because they were too big, or because they had an investment bank. They failed because they had some form of concentration risk: in funding, in lending to property, in geography or in proprietary trading.

We should aim for a financial system where the probability of future crises is substantially reduced and there is an effective resolution regime for those institutions that do still fail. If this can be achieved then the size and shape of banks can be driven by the choices of customers and shareholders, within the context of strong and effective regulation.

How much progress have you made towards the cost reduction target you set?
Our cost reduction programme continues to deliver material savings. Annualised savings are now just ahead of the £2.5 billion target for 2011 and are forecast to exceed £3 billion by 2013. This reflects better cost control in our day-to-day operations, as well as a number of business disposals.

These cost savings will help to finance the £6 billion of essential investments we have committed to make as part of our five-year recovery plan. These will strengthen our core businesses. Examples include the provision of an integrated Wealth IT platform and enhanced electronic trading facilities for GBM.

How much exposure do you have to the sovereign debt crisis?
Our exposure to sovereign bonds in the two countries most deeply embroiled in the crisis – Greece and Ireland – is relatively low (£895 million and £104 million, respectively at 31 December 2010). But we clearly have significant exposure to the Republic of Ireland economy through our Ulster Bank subsidiary (total lending was £43.2 billion at 31 December 2010). To help manage this exposure, we placed c.£15 billion of assets in our Non-Core Division, the vast majority of which relates to commercial property. We are managing this down over time and, where assets are currently non-performing, they are being heavily provisioned.

Our key targets

Essential reading
Q&As on progress
Our key targets

Key performance indicator	Why?	How are we doing?			2013 target
		worst point	2009	2010	
Return on equity [1]	We need to cover our cost of capital in the long-run, and justify our shareholders' support.	(31%)[2]	13%	13%	**Core >15%**
Cost:income ratio [3]	We cannot achieve a 15% RoE without cost control and margin re-pricing to ensure income is efficiently generated.	97%	53%	56%	**Core <50%**
Core Tier 1 ratio	We need a strong capital ratio to meet society's expectations of a safer banking system.	4%	11.0%	10.7%	**>8%**
Loan:deposit ratio	We want to put our balance sheet on a more secure footing by lending only as much as we have in deposits.	154%	135%	117%	**c.100%**
Short-term wholesale funding [7]	We want to reduce our reliance on short-term money market funding to make our balance sheet less volatile.	£343bn	£250bn	£157bn	**<£150bn**
Liquidity portfolio [9]	We want to hold strong liquidity buffers, to guard against unexpected funding difficulties.	£90bn	£171bn	£155bn	**c.£150bn**
Leverage ratio [10]	We target a much lower leverage ratio than before. A <20x ratio means that our assets are less than 20 times as large as our equity capital.	28.7x	17.0x	16.9x	**<20x**

Notes:

(1) Based on indicative Core attributable profit, excluding fair value of own debt, taxed at 28% and Core average tangible equity per the average balance sheet (c.70% of Group tangible equity based on RWAs). The 2009 return is based on Core tangible equity as at 31 December 2009 which included the full amount of the B Share investment by HM Treasury in December 2009.

(2) Group return on tangible equity for 2008.

(3) Cost:income ratio excluding fair value of own debt and net of insurance claims.

(4) 2008.

(5) As at 1 January 2008.

(6) As at October 2008.

(7) Amount of unsecured wholesale funding under 1 year (£157 billion) of which bank deposits are currently £63 billion, target £65 billion, other unsecured wholesale funding currently £94 billion, target £85 billion.

(8) As at December 2008.

(9) Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other eligible securities with central banks.

(10) Funded tangible assets divided by total Tier 1 capital.

(11) As at June 2008.

Operational Objectives	
Customer satisfaction scores	Serving our customers better must be the foundation of everything we do. We have favourable customer satisfaction scores, but our aspirations are higher still.
Market position metrics	We aim to have top five positions in the main customer markets we choose to be in. We will not compete where we cannot succeed for our customers and shareholders.
Employee satisfaction scores	We cannot succeed without a team of motivated employees working towards a common set of goals. Engagement has improved but further progress is required.


RBS

Our business and our strategy

Our approach to business

Our core businesses

Progress on our strategic plan

The economic environment



Our approach to risk management



Our over-riding focus is on achieving three things:

to serve customers well;

to restore the Bank to undoubted standalone strength; and

to rebuild sustainable value for all shareholders.

In the second year of our five-year plan, we made progress on all three counts.

Our approach to business

We have three over-riding goals:

- to serve customers well
- to restore the Bank to undoubted standalone strength
- to rebuild sustainable value for all shareholders

There are important inter-dependencies between these goals. We cannot serve customers well if the Bank is not safer and more resilient. We cannot achieve standalone strength without rebuilding shareholder value. And we cannot rebuild shareholder value if we do not serve customers well. So while each of these goals is important on its own, we will succeed only if we consistently achieve them together.

Customers

Serving our customers well is the cornerstone of the Group's strategy. It is embedded in our Operational Objectives, our Customer Charters and in our 'How we do business' framework, which we describe below. It is encouraging that most of our core franchises showed gains on a variety of customer measures during the year. But we are not complacent. Our customers' needs and preferences change over time, so good service today does not guarantee good service tomorrow. And financial services is a competitive, dynamic industry. So it is important that we work hard to streamline and enhance our customer service proposition.


Customers
We understand our customers
We know who we are dealing with
We treat our customers fairly
We treat all customer information as confidential
Reputation
We conduct ourselves in a way that protects our reputation
We work within all relevant laws and regulations
We are a responsible and engaged member of the community
We conduct our business in a sustainable manner
We deliver essential customer services and critical business processes at all times
People
We value our people
We recruit, develop and reward people based on their ability to do the job
We manage our people responsibly and fairly

Standalone strength

Restoring the Bank to standalone strength is crucial. The first part of the challenge is fixing the problems of the past. We took a large step towards this goal in 2009, with significant improvements on both capital and liquidity. We made further progress in 2010. The second part of the challenge is to make RBS safer for the future. To achieve this, we launched a new vision for RBS Risk Management in 2010. That vision is about adopting a more holistic approach towards risk – across the business, the risk function and audit – to create a safe, sustainable and valuable bank for our customers, staff and shareholders.

Sustainable value

Of our three goals, building the sustainable value for all shareholders will inevitably take the most time to deliver fully. We have a strong foundation in our core businesses, which generated a 13% return on equity in 2010, just short of our 2013 target of greater than 15%. We are confident that our core businesses will generate strong value both in their own right and as a cohesive whole, given cross-business synergies and the balance they bring. We outline how they are each performing against their own targets, and together to deliver our Strategic Plan, on pages 12-15.

Rebuilding sustainable value will enable the UK Government to sell its holding profitably over time. We are acutely aware of our responsibility to repay the support we've received from the UK taxpayer. By successfully implementing our Strategic Plan, we will achieve the business success needed to attract new investors.

How we do business

We deliver products and services to millions of customers around the world. So it is important that we are consistent in the way we do business – from how we manage our risks, to how we treat both our customers and our employees.

To achieve this, we have made six statements that describe how we do business. These relate to: our customers, our people, our reputation, the security of our environment, the risks we take, and our finances.

Security

We operate in a secure environment

We protect access to our premises, systems and data

We operate our processes, systems and controls to minimise loss from fraud or error

Finances

We manage our finances carefully

We use the Group's capital and resources efficiently

We account for and report our transactions properly

Risk

We understand and manage the risks we are taking

We identify and manage the level of risk we are prepared to take

Progress on our Strategic Plan

Strategy and business objectives	How are we going to do this?
RBS to generate a sustainable 15% return on equity, powered by market-leading businesses in large customer-driven markets	**Market-leading franchises** Target and measure market positions and customer satisfaction in all core businesses. **Income growth** Focus on businesses capable of delivering sustainable growth and achieve market-level growth in each. **Cost control** Deliver on the Group's cost programmes, whilst making essential investments in our businesses. Achieve a cost:income ratio that places RBS among the most efficient of its global peers. **Rigorous capital and cost allocation** Accurately deploy the Group's capital and allocate appropriate costs to focus the divisions on returns, as well as on profit growth.
RBS to deliver its strategy from a stable AA category risk profile and balance sheet	**Reduced balance sheet scale** Continue to de-risk and shrink the Group's balance sheet, including careful control of future asset growth. **Funding programme** Limit over-reliance on wholesale markets to meet the Group's funding requirements, while building up an appropriate liquidity reserve. **Stable and robust capital support** Focus on implementing state of the art risk controls, run-off of excess risk concentrations and maintenance of strong equity capital.
The chosen business mix to produce an attractive blend of profitability, stability and sustainable growth	**Strong retail and commercial banking** Activity focused on UK, US and Ireland and supported by significant business investment plans. **Sustain focused customer-driven wholesale banking** GBM's strategic plan is progressing well. Having refocused the business on its core franchises, disciplined deployment of capital, technology and human resources support our targeted global client base. **Exit Non-Core business lines** Expeditious run-off or sale of businesses and asset portfolios while maximising the value obtained for the Group.
RBS management hallmarks to include an open, investor-friendly approach, discipline and proven execution effectiveness, strong risk management and central focus on the customer	**Publish targets for risk/return balance** Demonstrate execution effectiveness by setting clear performance targets for risk and returns, and give regular updates on progress against them. **Improve levels of disclosure** Rebuild confidence and trust with investors by combining clear performance targets with improved disclosure. **Set customer franchise targets for every business** Maintain excellent customer service as a core objective of the Group, now defined with reference to a series of targets. **Management change** At the centre of its efforts to rebuild standalone strength, RBS is dedicated to building continually the strength of its Board and senior management teams. **Strong risk management** Embed the new set of management disciplines to ensure that the RBS of the future is adequately protected, notably by its risk management processes and frameworks.

Our progress so far	Targets by 2013
We maintained top five positions in the principal markets we compete in. For example: • Top two in UK retail and commercial banking • Top five in US retail and commercial banking in our chosen regional markets • Top five in most principal investment banking markets e.g. foreign exchange. We won't compete where we can't succeed for our customers and shareholders.	All our main Core businesses sustain positions amongst the leaders in their markets
The economic environment showed signs of improvement in 2010 but continued volatility and monetary policy interventions in some countries in which the Group operates meant 2010 was still far from a normal year. Our core businesses remain resilient, and, we believe, are strongly positioned to achieve targeted growth levels when the major economies in which they operate fully normalise.	Sustainable 5-10% organic growth in "normal" times
We have already reached our goal of delivering £2.5 billion of annualised cost savings from across the Group. Annual savings are now forecast to exceed £3 billion by 2013. The Core cost:income ratio was 56% for 2010, down from a peak of 97% in 2008, and on track to hit our 2013 target.	Core cost:income ratio <50%
In 2009, each business was made fully accountable for the costs it incurs and capital it requires through the implementation of divisional level targets for risk weighted assets, return on equity and cost:income ratios. In 2010, this enabled us to focus accurately on the individual performance of our divisions as well as capture the benefits of our universal banking model.	Implemented in 2009 and on going
In 2010, Non-Core run-off accelerated, reducing the division's funded assets to £138 billion, over £100 billion lower than the December 2008 portfolio of £258 billion. Our Tier 1 leverage ratio decreased slightly in 2010 to 16.9x, down from 17.0x in 2009.	Group leverage below 20x, in line with strongest global peers
We improved our Group loan-to-deposit ratio to 117% by the end of 2010, compared with 135% a year earlier, and, by December 2010, our Core businesses were taking in £1 of deposits for every £1 of loans made. We continued to reduce our reliance on wholesale funding, from £250 billion of short-term wholesale funding in 2009 to £157 billion in 2010. Our liquidity reserves were in line with our 2013 target at the end of 2010, at £155 billion.	Group loan:deposit ratio of c.100% Short-term wholesale funding <£150 billion Liquidity reserves of c.£150 billion
Our Core Tier 1 capital ratio was 10.7% at the end of 2010, which although marginally lower than a year earlier, is above our 2013 target and positions the Group well to deal with future regulatory changes in capital requirements.	Core Tier 1 capital ratio >8%
Retail and commercial businesses generated around 51% of the Core operating profit for 2010, moving towards the achievement of our 2013 target. In the UK, we exceeded our £8 billion mortgage net lending target and £50 billion gross business lending target for the 12 month period to February 2011.	Two-thirds of Group profit and revenue to come from retail and commercial banking
GBM reported 2010 performance that was down from a highly unusual 2009. The division sustained its core product and market strengths, supporting its target customer franchises whilst continuing to implement its substantial change programme and invest for future growth. GBM third party assets, excluding derivatives, were down £15.5 billion compared with 31 December 2009 and its proportion of our Core operating profit has reduced during 2010 to 45%.	GBM to account for approximately one-third of Group profit and revenue
We made substantial progress in our disposal programme over the course of 2010; 20 business disposals were signed or completed. The disposal programme reduced Non-Core funded assets by £33 billion over the course of 2010, with a further £12 billion of Non-Core disposals signed and due to complete in the course of 2011. By 31 December 2010 the Group had also completed the sales of GMS and substantially all of its interest in RBS Sempra Commodities, and had agreed the sale of RBS England and Wales and NatWest Scotland branch-based businesses to Santander. This demonstrates solid progress towards the achievement of our EC divestment commitments.	Run-down of the Non-Core Division
We have announced clearly defined financial targets, at both individual division and Group level which we report against on a quarterly basis. Performance against the Group's strategy, as announced in 2009, can be tracked at our "Changing the bank" website (https://changingthebank.rbs.com). We provide financial information to the market quarterly. We continue to track customer satisfaction scores and market position metrics, for each of our core businesses, to make sure we achieve our goal of serving customers well. We made comprehensive changes to the Board and Executive Management team in 2009, so 2010 was a year of relative stability. Brendan Nelson was appointed as a new Non-executive Director with effect from 1 April 2010, and is now Chair of the Group Audit Committee. Penny Hughes joined the Group Board on 1 January 2010, also as a Non-executive Director, and assumed the responsibility of Chair of our Remuneration Committee. RBS Risk Management is aligned to support the Group's stated objective of standalone strength by 2013, as measured by reaching, and retaining, a standalone credit rating in line with the strongest international peer group. For an overview of how this is working in practice, see pages 17 to 19.	All implemented in 2009 and continuing to 2013

Our Core businesses

The new RBS is built upon our Core businesses, which have substantial competitive strengths in their respective markets. Each is being reshaped to provide improved and enduring performance. They will generate attractive value in their own right, and a still stronger, balanced and more valuable mix together.

UK Retail

We offer a comprehensive range of banking products and related financial services to the personal market. We serve customers through the RBS and NatWest networks of branches and ATMs, and also through telephone and internet channels.

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2009	3	60	115
2010	18	52	110
2013	>15	c.50	<105

UK Corporate

We are the leading provider of banking, finance and risk management services to the corporate and SME sector. We offer a full range of banking products and related financial services.

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2009	9	43	126
2010	12	43	110
2013	>15	<35	<130


Business Services
Global Transaction Services
Target 2013
Leading global player, serving Group clients and with a central role in deposit gathering
UK Retail
Target 2013
Becoming the most helpful retail bank in the UK
Global Banking & Markets
Target 2013
Strong wholesale bank, built around clients in chosen markets, with much lower risk
Ulster Bank
Target 2013
Restructuring to sustainable profitability as the Irish economy recovers
US Retail & Commercial
Target 2013
A leading US super-regional bank
Wealth
Target 2013
Leading UK provider with global reach providing growth and substantial funding to the Group
UK Corporate
Target 2013
Leading provider focused on re-building sustainable value for customers and the bank.
RBS Insurance
Target 2013
Our 2009 settlement with the European Commission requires that we must divest, at least, the controlling interest in RBS Insurance by the end of 2013.
Non-Core

Wealth

We provide private banking and investment services in the UK through Coutts & Co and Adam & Company; offshore banking through RBS International, NatWest Offshore and Isle of Man Bank; and international private banking through RBS Coutts.

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2009	30	59	38
2010	19	70	44
2013	—	<50	<30

Global Transaction Services

We offer global payments, cash and liquidity management, trade finance, and commercial card products and services. We are able to support and connect customers across 128 countries.

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2009	42	59	21
2010	43	57	21
2013	—	<50	<20

Ulster Bank

We are a leading retail and commercial bank in Northern Ireland and the Republic of Ireland. We provide a comprehensive range of financial services through our Retail Markets and Corporate Markets divisions.

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2009	(12)	73	177
2010	(21)	59	152
2013	>15	c.50	<150

US Retail & Commercial

We provide financial services primarily in the North Eastern United States through the Citizens Bank, Charter One and RBS Citizens brands. We are engaged in retail and corporate banking activities. We rank among the top five banks in New England.

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2009	(1)	78	80
2010	4	72	81
2013	>15	<55	<90

Global Banking & Markets

We provide financing, risk management and advisory services to major corporations, financial institutions and public sector clients in 39 countries.

	Return on equity (%)	Cost:income ratio (%)
2009	30	42
2010	17	56
2013	>15	c.55

RBS Insurance

We sell and underwrite retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Our brands include Direct Line, Churchill, Privilege, Green Flag and NIG.

	Return on equity (%)	Cost:income ratio (%)
2009	2	92
2010	(8)	172
2013	>20	<60

Core revenue by division – 2010


GBM 32%
UK Retail 22%
UK Corporate 16%
Ulster Bank 4%
US R&C 12%
GTS 10%
Wealth 4%
Retail & Commercial 68%
Internationally operating R&C business 30%

Total revenue by geographic split – 2010


RoW 8%
EU 15%
US 23%
UK 54%

Note: Excluding Fair Value of Own Debt (FVOD), excluding RBS Insurance.

Keep up with our latest economic research and analysis at www.rbs.com/economics


Sterling exchange rates
$ to £1
€ to £1
1.75
1.60
1.45
1.30
1.15
1.00
Jan 2010
Dec 2010


GDP growth (%, real terms)
4
2
0
-2
-4
-6
-8
-10
UK
-4.9
1.3
UK
US
-2.6
2.8
US
2009
2010
Source: Datastream

Current position

- UK and US economies in recovery
- Outlook for gradual improvement
- Indebtedness still a headwind
- Emerging economics still outperforming

Possible risks

- Interest rates stay near zero bound, or rise too rapidly
- Economic growth falters
- Sovereign credit risks not controlled
- Wholesale funding conditions deteriorate

Our markets

In the UK, which is our largest market, economic conditions improved in 2010. Total economic activity, as measured by gross domestic product (GDP), grew by 1.3 per cent in 2010. This followed a contraction of 4.9 per cent in 2009. However, a fall in activity in the final quarter of 2010 served as a timely reminder that, while conditions are generally improving, the recovery is fragile.

The recovery has helped many of our customers. Company trading profits grew for the first time since 2008. The unemployment rate levelled off at around 8 per cent, which is much higher than at the start of the recession, but still relatively low compared with the peak in other recessions. These factors supported commercial property prices, which were 6 per cent higher in December 2010 than they were a year earlier, according to International Property Databank. Most of those gains came in the first half of the year. The residential market was less robust: house prices fell in the second half of the year, dragging the year-on-year growth rate to -1 per cent in December 2010, according to the Nationwide index.

The US economy registered the fastest growth among our main markets. GDP grew by 2.8 per cent, following a contraction of 2.6 per cent in 2009. Despite this, the unemployment rate remained stubbornly high, which prompted a further loosening of monetary and fiscal policy. In Ireland, GDP contracted by an estimated 0.5 per cent in 2010, following a 7.6 per cent reduction in 2009, though there were tentative signs of strengthening towards the end of the year.

The general improvement in economic conditions must be viewed against a backdrop of financial market turbulence at various points in the year, most notably the sovereign debt crisis that affected the Eurozone periphery. This led to a marked fall in risk appetite in Q2 and, again, in Q4. Equity prices fell in the banking sector and there was a 'flight to quality', which pushed down long-term interest rates on government debt in some countries. This included the UK, where the 10-year gilt rate fell from more than 4 per cent at the start of 2010, to less than 3 per cent in October. UK gilt yields subsequently rose in the final months of 2010, in anticipation of interest rate rises in 2011.

The increase in risk aversion also caused some sharp currency movements. At one point the pound was 11 per cent down against the dollar, but sterling rallied in the second half of 2010, to end the year just slightly lower than where it started ($1.57 from $1.61). Sterling rose by 10 per cent against the euro in the first half of the year, before giving up most of these gains, to end the year at €1.17 (from €1.13).

The economic outlook

We expect the global recovery to be maintained, but to remain uneven. The pace of growth in the major developed economies – including the UK and the US – is likely to remain sluggish by historic standards, and volatile. This reflects high levels of indebtedness and the expectation that interest rates will gradually rise. Emerging markets, especially Asia, will continue to outperform as they are less encumbered by balance sheet strains. Moreover, growth in countries like China and India will continue to be underpinned by the process of 'catch-up' with industrial nations.

N.B. All data are from Thomson Datastream unless otherwise indicated.

Our approach to risk management

A new vision for RBS Risk Management

At RBS, Risk Management plays an integral role in delivering the Strategic Plan by embedding appropriate frameworks. With the need for financial strength and resilience at the heart of this, RBS Risk Management is aligned to support the Group's stated objective of standalone strength by 2013, as measured by reaching and then retaining credit standing in line with the strongest international peer group. The Group Board agreed in 2009 four risk objectives which are aligned to the Plan. These are to:

- maintain capital adequacy;
- maintain market confidence;
- deliver stable earnings growth; and
- ensure stable and efficient access to funding and liquidity.

Strategy and policy

These strategic risk objectives are the bridge between the Group-level business strategy and the frameworks, measures and metrics we use to set appetite and manage risk in our business divisions. Our Risk Appetite Framework is aligned with business objectives, with underlying and cascading frameworks and limits.

Appropriate and effectively implemented policy standards are a pre-requisite to achieving a standalone credit rating in line with the strongest in our international peer group, and unless we maintain an upper quartile control framework we will not succeed in this objective. In 2010, we began work on a revised Group Policy Framework (GPF) and this will continue to be rolled out as a key component of Risk Appetite during 2011. It has two very specific but correlated objectives which will apply at the individual policy level as well as the aggregate policy standard level:

- to ensure that Risk Appetite is set in accordance with strong standalone credit ratings on a consistent basis; and
- to ensure an upper quartile control environment is maintained against relevant external benchmarks.

An enhanced approach to embedding policies will form an integral part of our communication and training with both our frontline staff and across RBS Risk Management. Our revised GPF is structured to require policy standard owners and policy sponsors to re-assess their policies on a regular basis and where shortfalls against industry practice are identified these are documented and addressed within an agreed timeframe.

Operating model

The risk and liquidity balance sheet management strategies are owned and set by the Group's Board of directors, and implemented by executive management led by the Group Chief Executive. A number of committees supports the execution of the business plan and strategy. Interaction between them helps to promote cross-risk linkages. The roles and responsibilities fulfilled by the key risk committees have been reviewed and more clearly defined during the course of 2010 and further enhancements are planned in 2011.

Equally important as improved governance is strengthening the capabilities of our people and rebuilding trust with our external stakeholders to convince them that the culture which allowed the old RBS to fail has changed and changed for good. Our people agenda is tackling this through our performance management process and the way we incentivise our people as well as our risk skills and capabilities programme. These are as important for our customer facing staff as they are for our risk and control functions.

Risk appetite

Risk appetite is an expression of the maximum level of risk that we are prepared to accept to deliver our business objectives. Risk and balance sheet management across the Group is based on the Risk Appetite approved by the Board, who ultimately will agree this for each division and regularly reviews the Group's performance in relation to risk. Risk appetite is defined in both quantitative and qualitative terms, which serve as a way of setting appetite and managing risk performance as we implement an agreed strategy.

- Quantitative: encompassing capital, funding and liquidity, credit, country, market, operational, regulatory and business risks underpinned by stress testing.
- Qualitative: ensuring that the Group applies the correct principles, policies and procedures, manages reputational risk with sound controls and a strong risk culture.

Risk architecture

A key deliverable on our journey to a standalone credit rating in line with our strongest international peer group by 2013 is the design and building of a risk architecture that will support this, and we are doing this as a partnership between the Risk, Finance and Treasury functions. When fully implemented this will provide RBS with consistent reference data and definitions across our three functions and significantly improve the quality of management information and analytical capability we have to manage our major risks.


Strategy and Policy
Risk Architecture
Deliver 5 year plan with strong risk and balance sheet management
Operating Model
Risk Appetite and Framework
Strategy and Policy
• Alignment – risk and business strategy
• Group policy framework
• Capital/risk adjusted performance
Risk Architecture
• Risk, finance and treasury architecture
• Risk data quality
• Analytics and modelling
• Risk information and reporting
Operating Model
• Governance
• Organisation, people and culture
• One risk community
• Regulatory and operational risk coverage
Risk Appetite and Framework
• Credit risk approval and control
• Market risk limits and controls
• Risk concentrations
• Asset and product class
• Country risk
• Treasury risk management
• Scenario testing

Our approach to risk management continued

The main risk types facing the Group, which are covered by the risk appetite framework are shown below:

Risk Type	Credit risk (including counterparty, country and political risks)	Funding and liquidity risk	Market risk	Insurance risk
Definition	The risk that the Group will incur losses owing to the failure of customers to meet their financial obligations to the Group.	The risk that the Group does not have sufficient financial resources to meet its commitments when they fall due, or can secure them only at excessive cost.	The risk that the value of an asset or liability may change as a result of a change in market factors.	The risk of financial loss through fluctuations in the timing, frequency and/or severity of insured events, relative to the expectations at the time of underwriting.
Features	**Loss characteristics vary materially across portfolios.** **Significant correlation between losses and the macroeconomic environment.** **Concentration risk – potential for large material losses.**	**Potential to disrupt the business model and stop normal functions of the Group.** **Potential to fail to meet the supervisory requirements of regulators.** **Significantly correlates with credit risk losses.**	**Potential for large material losses.** **Potential for losses due to stress events.**	**Frequent small losses which are material in aggregate.** **Infrequent large material losses.**

How we manage them

	Credit risk	Funding and liquidity risk	Market risk	Insurance risk
Key developments in 2010	Asset quality has broadly stabilised, resulting in aggregate loan impairments 33% lower than in 2009. However, weakness in the Irish economy and falling property values have resulted in the doubling of Ulster Bank Group impairments (Core and Non-Core) in 2010.	Against a backdrop of further market instability, we made progress in meeting our strategic objectives: reduced reliance on short-term wholesale funding; expanded customer deposit franchise; and increased maturity of term debt issuance.	Due to the extended period of market volatility since August 2007, the level of modelled market risk has increased, despite a reduction in trading book exposure.	There were significant losses as a result of bodily injury claims in the UK motor insurance business impacting RBS Insurance.
Risk mitigation	We made further enhancements to the Group's credit risk frameworks as well as the systems and tools that support credit risk management processes. We reduced the risk associated with legacy exposures through further reductions in Non-Core assets.	We strengthened the structural integrity of the balance sheet through active management of both asset and liability portfolios. Also, we have constructed a significant centrally-managed liquidity portfolio (£155 billion).	We have continued to enhance our market risk management framework. We have reduced trading and banking book exposures (with asset sales and write-downs within Non-Core and banking book available-for-sale assets in Core).	In our motor business, we increased pricing in response to bodily injury trends and we made significant progress in removing higher-risk business through targeted rating actions.

Operational risk	Regulatory risk	Compliance risk	Reputational risk	Pension risk
The risk of loss resulting from inadequate or failed processes, people, systems or from external events.	The risks arising from regulatory changes and enforcement.	Risks arising from non-compliance with laws, rules, regulations or other standards applicable to the Group.	The risks arising from the failure to meet stakeholders' perceptions and expectations.	The risk that the Group may have to make additional contributions to its defined benefit pension schemes.
Frequent small losses. **Infrequent material losses.**	**Adverse impacts on business/operating models, including increased complexity.** **Financial costs adapting to changes or from penalties.** **Reputational damage from enforcement action.**	**Breach or alleged breach could result in public or private censure or fine, could have an adverse impact on the Group's business model (including applicable authorisations and licenses), reputation, results of operations and/or financial condition.**	**Failure of the business to provide an experience which meets customers', regulators' and other stakeholders' expectations.**	**Volatile funding position caused by the uncertainty of future investment returns and the projected value of schemes' liabilities.**
The economic environment improved but continued to impact the level of operational risk in areas such as the scale of structural change occurring across the Group, increased external scrutiny and external threats (e.g. e-crime).	The scale and scope of regulatory change remains at unprecedented levels, particularly in the area of prudential regulation (capital, liquidity, governance and risk management). Increased attention was paid to the treatment of systemically important areas such as recovery and resolution plans, remuneration and capital.	The Group, other global financial institutions and the banking industry have faced increased legal, regulatory and public scrutiny. We have continued to engage in discussions with relevant stakeholders regarding our Group's efforts to satisfy all relevant standards and ensure compliance with applicable existing and prospective laws, rules and regulations.	Government support brings heightened public scrutiny of the way we manage our business including: staff remuneration, how we manage our customers, the levels of lending in the UK and our environmental impact.	The triennial funding valuation for the main scheme was undertaken in 2010 with a schedule of contributions to be agreed with the Trustees.
Our Group Policy Framework (GPF) supports the risk appetite setting process and underpins the control environment. The three lines of defence model gives assurance to the standards in GPF are being adhered to.	We manage regulatory change through active engagement with the FSA, other regulators and governments. The most material risks from new regulations, or changes to existing legislation, are assigned an executive sponsor.	We continue to review and enhance our regulatory policies, procedures and operations. During 2010, there has been specific, targeted focus on enhancing arrangements for handling customer complaints and managing the risks associated with Money Laundering and Sanctions and Terrorism Financing.	In 2010, we established the Group Sustainability Committee. We have also developed a framework for managing environmental, social and ethical risks to support our lending decisions. Businesses consider potential reputational risks and appropriate mitigants.	During 2010, we implemented an enhanced reporting and modelling framework to improve the identification and management of key pension risks. In early 2010 the main scheme increased its bond allocation to better match liabilities.



Divisional review

UK Retail
UK Corporate
Wealth
Global Transaction Services
Ulster Bank
US Retail & Commercial
Global Banking & Markets
RBS Insurance



Business Services
and Central Functions
Non-Core Division
Asset Protection Scheme (APS)



The balance of the Core business is an asset to our customers, shareholders and risk profile – even before cross-business synergies are taken into account.

The changes we are making to strengthen the Core business further can drive RBS to success as a leading bank in its markets for many years to come.

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through the RBS and NatWest networks of branches and ATMs, and also through telephone and internet channels.

Key business highlights

- Operating profit recovered strongly
- Net interest income increased by 18%
- Non-interest income decreased by 11%
- Expenses decreased by 5%
- Impairment losses decreased by 31%
- Risk-weighted assets decreased by 5%

Performance highlights	2010 £m	2009 £m
Net interest income	**4,078**	3,452
Non-interest income	**1,327**	1,495
Total income	**5,405**	4,947
Expenses	**(2,873)**	(3,039)
Operating profit before impairment losses	**2,532**	1,908
Impairment losses	**(1,160)**	(1,679)
Operating profit	**1,372**	229
Risk-weighted assets (£bn)	**48.8**	51.3
Return on equity	**18.0%**	3.0%
Net interest margin	**3.91%**	3.59%
Cost:income ratio	**52%**	60%
Loan:deposit ratio	**110%**	115%

10% growth in customer deposits

£1,372m operating profit

	Return on equity (%)	Cost:income (%)	Loan:deposit ratio (%)
2010	18	52	110
2013 target	>15	c.50	<105



Brian Hartzer
Chief Executive, UK Retail, Wealth and Ulster Bank

For biographies **see pages 50-53**

2010 was another challenging year for our customers and for UK Retail, against a backdrop of slow economic recovery, but our results reflect solid progress. We are open for business and we are here to help. Customer lending is up and we are on course to achieve our £8 billion mortgage net lending target for the period to February 2011. Mortgage balances increased by 9% during the year. At the same time, our impairments are down substantially because of our commitment to responsible lending. Customer deposits grew by 10%, faster than the market average, and savings balances grew by 13%. We have lowered our cost to serve by helping our customers understand and make better use of direct channels, as well as addressing inefficiencies through the roll-out of Lean techniques in our branches.

Changing how we work so that we serve our customers better

As part of our determination to become Britain's most helpful bank, in 2010 we changed the way we work:

- we created a single Consumer Distribution business, reflecting the importance we place on delivering a great multi-channel experience to our customers;
- we reorganised our Retail Centre so it's now better set up to support the people serving our customers; and
- we reshaped our Private Banking business so that we can meet better the needs of our affluent customers.

Listening to our customers and being clear about our commitments to them: our Customer Charter

Our customer satisfaction already compares well with our competitors' but we know we can do more. In June, we launched our Customer Charter setting out our commitment to delivering helpful banking. The views of more than 30,000 customers contributed to the Charter, consisting of 14 long-term customer promises. We are now working hard to deliver on the commitments we have made. This won't happen overnight but our Customer Charter is our pledge that we will be held to account against the progress we make, publishing an independently-assured report on our performance every six months.


RBS

We have trained over 10,000 designated complaints handlers to ensure we are resolving customer complaints fairly, consistently and promptly.

We launched our Community Fund, providing £1.6 million of financial support to local charities and community projects nominated by our customers.

Listening is what a helpful bank does and we now have a programme in place to ensure our staff, including our Executives, hear first hand about the needs and frustrations of our customers. Through our Customer Charter we will show clearly what we're doing as a result of what our customers tell us. In 2010, we opened early morning and late evening in our 200 busiest branches. In addition, we open 846 branches on a Saturday because customers told us that would make life easier. They also told us to keep things simple so this year we have rewritten all our banking hall literature and improved our customer review process, making it easier for customers to choose the right product for them. We have also simplified our overdraft charging structure for customers who go overdrawn without agreement and introduced 'Act Now' pre-emptive text and e-mail alerts.

While these are early days for the Charter, initial progress has been encouraging. We asked Deloitte LLP to track our progress in the first six months. They told us that we achieved 80% of the goals during that time.

Highlights of their findings include:

- answering 91.4% of calls in under 60 seconds in our UK telephone banking call centres against a target of 90%;
- meeting a commitment to maintain local banking services where we are 'last bank in town', keeping 146 'last bank' branches open across the country, against a target of 100; and
- sending replacement cards within 24 hours to 97% of customers whose debit cards were lost or stolen, against a target of next working day delivery.

Our goals are stretching and we still have work to do as we missed five of our 20 goals, including:

- against a goal of nine out of 10 customers being very satisfied with service, eight out of 10 were very satisfied; and
- against a target of simplifying and rewriting all our branch literature in line with customer feedback, we managed to make available the new literature from end of February 2011.

We will strive to do better, but these first results are a good start and demonstrate our commitment to be a better bank for our customers.

Resolving customer complaints fairly, consistently and promptly

The treatment of complaints was a big focus for the industry in 2010. We worked hard to get better at this. We have trained over 10,000 designated complaint handlers so that we can resolve customer complaints more fairly and consistently and address the root causes of complaints. Through our Customer Charter we are also going one step further by committing to be completely transparent about the top five customer complaints.

Playing an active role in the communities we serve

We know that playing an active role in supporting the communities where we live and work is an important part of rebuilding our reputation. We launched our Community Fund, providing £1.8 million worth of financial support to local charities and community projects nominated by our customers. In addition, all of our employees now have the option of a day's leave to get involved in local volunteering. Our commitment to financial education remains as important as ever. We delivered 30,653 lessons in schools right across the country through our independently accredited MoneySense programme.

Committing to maintaining local banking services

Many of our customers, particularly in Scotland, live in rural areas. Through our Customer Charter, we have made a firm commitment to maintain local banking services in the communities we serve, pledging to stay open if we are the last bank in town and continuing to run our mobile bank service. We have also extended access to our accounts through Post Office counters.

Addressing the legacy of the past

In August 2010, we reached an early agreement on the sale of 318 branches to Santander UK Plc. The sale was required as part of the State Aid agreement reached with the European Commission. It provides greater clarity for our staff and customers and represents another significant step forward in our restructuring for the future. We expect the process to be completed by the end of March 2012. RBS Group remains committed to the UK retail banking market and, even after the sale we will continue to operate the second largest retail branch network in the UK.

Striving to become Britain's Most Helpful and Sustainable Bank

We expect 2011 to be another challenging year but we know that we will succeed as a business by helping our customers through good times and bad. Our commitment to becoming Britain's most Helpful and Sustainable Bank is a long-term one and we are confident we are creating a new kind of retail bank.

UK Corporate is the leading provider of banking, finance and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship mangers, and also through telephony and online channels. The product range includes asset finance through the Lombard brand and invoice finance through RBS Invoice Finance.

Key business highlights

- Operating profit grew by 30%
- Net interest income increased by 12%
- Non-interest income increased by 3%
- Expenses increased by 9%
- Impairment losses were 18% lower
- Risk-weighted assets decreased by 10%

Performance highlights	2010 £m	2009 £m
Net interest income	2,572	2,292
Non-interest income	1,323	1,290
Total income	3,895	3,582
Expenses	(1,671)	(1,530)
Operating profit before impairment losses	2,224	2,052
Impairment losses	(761)	(927)
Operating profit	1,463	1,125
Risk-weighted assets (£bn)	81.4	90.2
Return on equity	12.1%	9.4%
Net interest margin	2.51%	2.22%
Cost:income ratio	43%	43%
Loan:deposit ratio	110%	126%

>5,000 loans to UK businesses each week

>4,000 hours spent listening to our customers and people designing Genesis

	Return on equity (%)	Cost:income (%)	Loan:deposit ratio (%)
2010	12	43	110
2013 target	>15	<35	<130



Chris Sullivan,
Chief Executive,
UK Corporate

For biographies **see pages 50-53**

Our success rests on how well we support our customers. We have a responsibility to help them through difficult and uncertain times. That's why our charter for SME customers, published in November 2009, sets out clear commitments on what customers can expect from us and on how we will behave. In 2010, we put it into practice.

We achieved that while boosting operating profit by 30% compared with 2009, a result that reflects strong income growth, as well as lower impairments, partially offset by higher costs.

Helping businesses to start-up and grow

We know that new businesses are vital to the recovering UK economy. In 2010, we opened on average more than 2,200 start-up accounts per week. Each one benefits from free transactional banking services in their first two years of operation.

We launched the Start-Up Hotline, which received nearly 1,700 calls by the end of 2010. It provides practical help and advice to budding entrepreneurs. Business experts can discuss with potential start-ups the factors that affect their market. Our Business Planning Software enables new firms to prepare a business plan, and our free business plan review service provides constructive feedback on its development.

Along with our partners, including the British Chambers of Commerce and Smarta, we launched the 'Fitness for Growth' campaign. It provides firms with information and advice that will be useful as they try to grow. In October, we launched the first of a series of training seminars in conjunction with the Federation of Small Businesses.

Our SME Business Knowledge Hub provides free access to a range of excellent business guides and support materials, including an Online Business Review tool. We recognise that financial management is important for our customers and have produced a practical guide with information on cashflow management. It also highlights the factors the Bank will look at when assessing credit requests.

In times of heightened financial pressures, we know we have to provide more intensive support for some customers. Our Specialised Relationship



We are currently opening more than 2,200 start-up accounts per week.

To date, we have led the field in taking applications for the Enterprise Finance Guarantee, accounting for over 40% of all loans drawn under the scheme.

Management team of over 500 experienced employees continued to provide locally based, hands-on support where needed. In 2010, over 5,600 customers were successfully managed back to financial health.

Giving customers access to finance

Getting access to finance is a key concern for many of our customers. We continue to be open for business. In 2010, we provided on average over 5,000 loans to UK businesses each week. Our approval rate remains high: we continue to accept over 85% of the credit applications we receive.

For the period from March 2010 to February 2011, RBS Group had agreed to make £50 billion of gross new lending facilities available to customers through its Business & Commercial, Corporate and Institutional Banking and GBM businesses. We launched a number of initiatives to ensure firms and their advisers know we are making lending available.

In January, we announced our Manufacturing Fund, pledging to make £1 billion of new loans available on competitive and flexible terms to UK manufacturing businesses.

The Manufacturing Fund won the 'Innovation in Product Design – Business Banking' category at the *Financial World* Financial Innovation Awards. We also created £2.15 billion of specific lending programmes to support infrastructure and public sector developments, including social housing, local authorities and renewable energies.

We supported the creation of the Enterprise Finance Guarantee (EFG) in 2008, which aims to improve the availability of working capital to SME firms. Initially available until March 2010, it was extended to March 2011. By December 2010, we led the field in taking applications for the EFG, accounting for over 40% of all loans drawn under the scheme.

In 2008, we agreed a £250 million funding agreement with the European Investment Bank, whereby funds were provided to eligible customers at preferential borrowing rates. The success of the scheme led to a second £300 million tranche being agreed in July 2010.

We remain a leader in helping UK corporate clients to raise funds from the stock market, as well as a range of debt products. In 2010, we led on the arrangements for two of the top three UK corporate equity deals.

Being fair and transparent in how we treat our customers

In our SME charter, we extended our committed overdraft and price promises to cover 2010. This ensured that a customer's overdraft facility remained in place for the duration of their agreement, unless they breached conditions or there was a significant deterioration in their risk profile. Our price promise ensures that we will not increase overdraft margins at renewal times, unless there is a significant change in the firm's risk profile. By October 2010, over nine out of 10 small businesses had benefited from overdraft renewals at the same or a lower rate.

Meeting our customer needs

Our customers like the steps we have taken and the support we provide. RBS Group is in the top three banks in the UK for business customer satisfaction. The percentage of our corporate customers describing themselves as 'very satisfied' has remained consistently high. In March, Lombard won Best Leasing and Asset Finance Provider at the Business Moneyfacts Awards for the second consecutive year. Our Invoice Finance business works closely with customers providing products to meet their changing needs. For example, in October, RBS Invoice Finance finalised its first asset backed lending deal for the retail sector, with a flexible £9 million facility to DM London Limited trading under the brand 'Time 2'.

However, we continue to look for ways to improve how we deliver services. A major contribution to that is our transformation programme, which we call Genesis. When we put it together, we spent over 4,000 hours listening to our customers and people in developing the programme's design. We believe that Genesis will make our customers' banking experience simpler, more responsive and better suited to their needs.

Contributing towards the new RBS

The progress we made in 2010 contributes to the wider objectives of making RBS a stronger and safer Bank. We increased our customer deposits by 14%, helping to reduce the gap between loans and deposits by 16%. We continued to enhance our risk control systems, including implementing specific new guidance for Real Estate Finance.

We also took steps to deal with the legacy of the past. In line with the EU's divestment requirements, in August 2010 we announced a sale agreement with Santander UK plc for 318 branches. This includes the SME accounts attached to these branches, as well as our Direct SME business and certain mid-sized corporate customers. Our plans for separating and segregating this business are well advanced and we expect the process to be completed by the end of March 2012. We will try to keep any disruption for customers and staff to a minimum.

2010 was a year of delivering the commitments we have made to support our customers. We are taking the necessary steps to restore the reputation of the Bank, brick by brick, and putting our customers at the heart of everything we do.

Wealth Management provides private banking and investment services in the UK through Coutts & Co and Adam & Company; offshore banking through RBS International, NatWest Offshore and Isle of Man Bank; and international private banking through RBS Coutts.

Key business highlights

- Total income fell by 5%
- Expenses increased by 12%, reflecting additional strategic investment
- Operating profit fell by 28%
- Assets under management grew by 5%

Performance highlights	2010 £m	2009 £m
Net interest income	**609**	663
Non-interest income	**447**	446
Total income	**1,056**	1,109
Expenses	**(734)**	(656)
Operating profit before impairment losses	**322**	453
Impairment losses	**(18)**	(33)
Operating profit	**304**	420
Risk-weighted assets (£bn)	**12.5**	11.2
Net interest margin	**3.37%**	4.38%
Cost:income ratio	**70%**	59%
Loan:deposit ratio	**44%**	38%

c.£1m donated to worthwhile causes by Coutts Charitable Trust

>£68bn of assets under management

	Cost:income (%)	Loan:deposit ratio (%)
2010	70	44
2013 target	<50	<30



Rory Tapner
Chief Executive, Wealth

Our Wealth Management business contains some of our most valuable brands, including Coutts, RBS Coutts and RBS International. The depth of relationship they have with our clients is at the heart of everything they do. These businesses have an international presence, offer a proven suite of products, and between them manage over £68 billion of assets for 290,000 clients in jurisdictions around the world.

Operating profit fell in 2010, driven by lower net interest income and higher expenses – as we invested in the future of the businesses – partly offset by lower impairments. Assets under management grew by 5% and deposits were up, too.

Investing to improve service to our clients

In 2010, we took a hugely important step to enhance the service we give clients by investing in a new IT platform. Although it is invisible to our clients, it will transform how we do business and free our private bankers to spend more time providing a high quality service. This significant investment reflects the Group's commitment to the division, something further demonstrated by support for our ambitious hiring strategy, which enabled us to recruit high quality people across all of our businesses.

Investing to communicate effectively with our clients

We try to communicate with our clients in the ways that best suit them. Demand for online access has been growing. In response to client feedback, our Coutts & Co and Adam & Company websites were completely rebuilt, enabling clients to navigate our products and services in a smarter, simpler way.

2010 also saw Coutts embrace social media. A Twitter service was launched in January and the Coutts YouTube channel went live in December. These steps on the social media ladder enable us to share our knowledge around investments and financial markets faster then ever before.

Many clients like to keep in touch by phone and our specialist service, Coutts24, which provides round-the-clock support, handled over one million calls in 2010. Client feedback on the service is extremely positive



Our sponsorship of London Fashion Week is part of a programme designed to build our profile with young entrepreneurs.

Our investment in new systems is designed to improve the service we give our clients.

and the Coutts24 team pride themselves in 'going the extra mile' when responding to enquiries. This was evident during the volcanic ash cloud restrictions. Stranded clients experienced a range of financial and travel issues but received support from Coutts24 with payments, short-term credit sanctioning, booking new journeys and reserving hotels.

Supporting entrepreneurs

In 2010, we hosted our 5th annual Coutts Prize for Family Businesses, with MI Dickson and Shepherd Neame winning the top awards in their turnover category.

Our launch of the Coutts Social Enterprise Advisory service demonstrated our commitment to entrepreneurs. It aims to match clients with social entrepreneurs looking for funding and/or mentoring. The Entrepreneurs' magazine and Coutts Entrepreneur's video were launched – the former reached 1,500 clients, the latter showcased the breadth of industries across which our entrepreneurs work. In RBS Coutts, our businesses on the Isle of Man and Jersey continued to focus on entrepreneurs, sponsoring awards and events to raise our profile. And our sponsorship of London Fashion Week was part of a programme designed to build our profile with entrepreneurs from the creative industries, which play such a vital role in their contribution to our economy.

Focusing on women clients

We ran more than 60 events solely for women, which were attended by around 1,900 clients and prospects. The continuing success of the Coutts Woman website has led to plans for a global roll-out in 2011. The RBS Coutts FT "Women in Asia" awards helped us to build on the launch of the RBS Coutts Woman initiative and lay the foundations for a global approach to targeting this valuable segment. The year also saw the creation of the Coutts Women Network (CWN), a series of tailored events. Using mentoring and professional development programmes, it aims to create an inclusive and supportive environment for women.

Being recognised for the quality of our service

RBS International launched its three customer promises in 2010, a campaign which saw the business achieve world class levels of Net Promoter Scores. It was also shortlisted in five categories at the National Customer Service awards, with a Jersey employee winning 'Frontline Professional of the Year'. In addition, two RBS International products, Autopilot and Navigator, won the Innovation Award in the 2010 Investment Life and Pensions Moneyfacts awards.

Supporting good causes

In 2010, the Coutts Charitable Trust donated around £1 million to worthwhile causes and Wealth Management staff in the UK have raised around £300,000 for charities like the NSPCC, Maggie's Cancer Centres and the Prince's Trust. The Coutts Senior Client Partners chose ChildLine as their nominated charity in 2010, raising over £215,000, which would fund a ChildLine supervisor for three years.

The team at RBS International led an active sustainability programme in their business and raised more than £160,000 for Macmillan Cancer Support.

The MoneySense for Schools programme is an online, interactive financial education programme to help 11–18 year olds prepare to manage their finances in the future. Specially trained RBS International employees helped to deliver over 100 lessons in schools and colleges during the year.

Our tradition of supporting the performing arts goes back over 150 years and continued in 2010. This included Coutts' principal sponsorship of the Almeida Theatre in London (for the eighth successive year) and Adam & Company's sponsorship of the Scottish Ballet's Autumn Season, Geometry and Grace, for which it received a Commendation in the Arts & Business Scotland Awards. These sponsorships are an important element of our client centric service. It's an approach that has helped us to acquire new clients across Wealth Management. In Coutts for example, there were 4,833 new clients in 2010. And of these, over 1,000 were referred to us from other divisions within RBS, demonstrating the breadth of relationships we have across the Group.

Looking ahead

In 2011, we have a strategy for growth and a desire to develop further a well-balanced business across all of our jurisdictions. The second phase of our IT project will also see us roll out the platform in Coutts. It promises to be a busy and exciting year.

Global Transaction Services (GTS) ranks among the top tier of global transaction banks, offering payments, cash and liquidity management, trade finance, and commercial card products and services. Through our network and our extensive partner bank agreements we are able to support and connect customers across 128 countries and we offer Merchant Acquiring Services via our association with WorldPay.

Key business highlights

- Income increased by 3%
- Expenses broadly in line with 2009
- Operating profit increased by 12%
- Risk-weighted assets fell by 4%

Performance highlights	2010 £m	2009 £m
Net interest income	974	912
Non-interest income	1,587	1,575
Total income	2,561	2,487
Expenses	(1,464)	(1,475)
Operating profit before impairment losses	1,097	1,012
Impairment losses	(9)	(39)
Operating profit	1,088	973
Risk-weighted assets (£bn)	18.3	19.1
Net interest margin	6.73%	9.22%
Cost:income ratio	57%	59%
Loan:deposit ratio	21%	21%

>4.6bn
worldwide payments per year

16
product innovations in the year

	Cost:income ratio (%)	Loan:deposit ratio (%)
2010	57	21
2013 target	<50	<20



Brian Stevenson, Chairman, Global Transaction Services

GTS helps our customers manage their cash and liquidity, make and receive payments and support their trade requirements across the world. Our vision is to be the leading transaction bank of choice for the Group's clients. We have laid the foundations to achieve this, by strengthening our close working relationships with other divisions and offering innovative products based on our customers needs, now and in the future.

Healthy income growth, combined with lower impairments and good cost control led to an increase in operating profit of 12%. With a 21% loan-to-deposit ratio, GTS remains an important source of liquidity for the wider Group.

Leveraging our global network

GTS processes over 4.6 billion worldwide payments per year in 43 different currencies and we administer 4,600 global trade transactions each day. We use our international branch network to help customers do more business in more countries.

We established a new UK exporter initiative which recognises the key role that exports can have in the UK economic recovery. This provides a package of business support for potential exporters, including online training, help and advice, and telephone hotlines.

We partnered with the Government's UK Trade & Investment initiative, through their Asia Task Force, to present a series of events entitled Doing Business in Asia: Meet the Experts. The events helped British businesses explore opportunities in Asia, and our Global Trade Advisory and Asia experts provided advice. We expect over 1,500 firms to have attended these events by the time they conclude in early 2011, of which around half will be considering doing business in Asia for the first time.

We worked closely with colleagues in Global Banking & Markets (GBM), Citizens, Ulster Bank and UK Corporate to develop and fine-tune our products and services. Following its 2009 launch, our Global Network Banking (GNB) business, a joint initiative with GBM, has concentrated on fast-growing markets, such as China and India, and set up an international network advisory team. It also introduced a joint programme with UK Corporate to showcase our business capabilities in China.


NatWest
1234
RBS

We partnered with the Government's UK Trade & Investment initiative, through their Asia Task Force, to present a series of events entitled Doing Business in Asia: Meet the Experts.

We administer 4,600 global trade transactions each day.

Innovating to enhance customer service

In 2010, we embarked on a significant investment programme, designed to drive innovation and deliver new technologies to our customers. Our new products and services provide customers with greater flexibility and transparency, and in many cases help to improve risk management and lower costs.

We were one of the first global banks to facilitate cross-border trade settlement in Chinese Renminbi (RMB) and to offer RMB accounts, currency exchange and trade finance services. For financial institutions, we unveiled the new Euro Trade Deduct product that maximises the benefits available from our cash and trade services.

The launch of the RBS SWIFT Service Bureau throughout our Global Payments network enables us to offer comprehensive, global solutions to large corporate customers. Users can become quickly established on the universal banking platform and with less capital investment than before.

Other innovations included:

- *PayAway-IP Direct*, a remote access web-based payment service for RBS and NatWest customers.
- *GTS Salesline*, which since its launch in May 2010 has helped more than 1,000 customers to arrange and complete transactions.
- accessMOBILE, introduced by Citizens as an easy-to-use smartphone application enabling clients to manage commercial banking transactions on a convenient and portable basis.
- Our Netherlands investment product, the Yield Call Demand Account, rewards longer-term deposits while also ensuring funds are accessible if needed. It has also been successfully rolled out in Singapore.
- MaxTrad Digisuite provides a secure online service for firms with global supply chains and reduces the need for expensive documentation and courier services.

Being recognised for the quality of our service

Our awards in 2010 reflect the quality and international coverage of our businesses. Global Finance magazine awarded us:

- Best Bank for Liquidity Management (Western Europe)
- Best Continuous Linked Settlement Bank (Western Europe and North America)
- Best Trade Finance Bank (Netherlands)
- Best Supply Chain Finance Provider

Positioning for the future

We continued to build upon the foundation of the Group's 2009 Strategic Plan. Our risk management programmes have been enhanced, with the first phase of a new model for credit risk and portfolio management. This provides a more streamlined credit approval process for customers and strengthens accountability across business divisions.

Our people agenda seeks to align employees with customer needs and our business strategy. In 2010, we identified a set of values for GTS based upon empowered leaders, customer focus, the drive to succeed, connectivity, and risk awareness. Our employees are encouraged to engage fully through discussion forums, focus groups and roadshows. Fostering teamwork throughout our business creates an inclusive workplace and we are active in creating a trusted adviser role with our clients.

In April, we completed the legal separation and integration of the former ABN AMRO NV businesses. The parts acquired by RBS now operate under a unified brand which gives us greater opportunities for our business and our clients. Our new banking platform in the Netherlands successfully migrated more than 40,000 corporate accounts to RBS.

In line with the settlement agreed with the EC in 2009, we announced and completed the divestment of our Global Merchant Services ('WorldPay') business to Advent International and Bain Capital. Under the terms of the sale, RBS will retain a 19.99% stake in the business, and will refer our customers to WorldPay for merchant acquiring products and services.

Going onto the front foot

The launch of our new customer proposition highlights the strengths of our business, enhances our market profile and helps to differentiate us from the competition. The combined strengths of our business include our global reach, product expertise, customer service, technology platforms and most importantly our people. These are underpinned by our continuing commitment to customers and our ability to generate new ideas and products.

In 2011, we will continue to build on the momentum of 2010 and to position GTS as a stable and powerful transaction bank for our customers and our shareholders. GTS will move forward under new leadership, with Scott Barton taking over as CEO in January 2011. Brian Stevenson will work with Scott in his new capacity as Chairman, GTS.

Ulster Bank is a leading bank in Northern Ireland and the Republic of Ireland. It provides a comprehensive range of financial services through both its Retail Markets division, which has a network of branches and operates in the personal and bancassurance sectors, and its Corporate Markets division which provides services to business customers, corporates and institutional markets.

Key business highlights

- Net interest income decreased by 1%
- Non-interest income decreased by 14%
- Expenses decreased by 24%
- Impairment losses increased by £512 million

Performance highlights	2010 £m	2009 £m
Net interest income	761	780
Non-interest income	214	254
Total income	975	1,034
Expenses	(575)	(753)
Operating profit before impairment losses	400	281
Impairment losses	(1,161)	(649)
Operating loss	(761)	(368)
Risk-weighted assets (£bn)	31.6	29.9
Return on equity	(21.0%)	(11.7%)
Net interest margin	1.84%	1.87%
Cost:income ratio	59%	73%
Loan:deposit ratio	152%	177%

8%
increase in customer deposit balances in constant currencies

45
branches opened on Saturday for the first time

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2010	(21)	59	152
2013 target	>15	c.50	<150



Cormac McCarthy, Chief Executive, Ulster Bank

Conditions in Ireland's economy remained very challenging indeed throughout 2010 and our results reflect that. Continuing stresses in property markets, together with pressure on borrowers who depend on consumer spending resulted in increased losses on corporate lending. Higher unemployment and lower disposable incomes contributed to higher mortgage impairments. In Northern Ireland too, the economy was weak and unemployment increased over the year.

These factors lie behind the increase in our impairment losses to £1.2 billion and our operating loss of £761 million. Despite lower income, an impressive 24% reduction in costs contributed to a pre-impairment operating profit of £400 million.

Lower costs was one objective of the five-year strategy we published in 2009. We will continue to make changes inside our business to help us achieve those aims. But we recognise that if 2010 was tough for us, it was just as difficult for our customers and we have tried hard to support them. In 2010, we said that we wanted to become Ireland's most helpful bank, across the whole island. Helping our customers helps our business too, making it stronger and more resilient for the future.

Listening to customers and providing 'Help For What Matters'
In September, we launched the 'Help For What Matters' programme. We listened to what our customers need and developed commitments that focus on the issues that matter to them.

For personal customers this means:
- making banking easy, including extended branch opening hours, Saturday openings, less queuing and helpful service;
- treating our customers fairly, including text alerts to avoid unnecessary charges and assistance with debt problems; and
- local support, including no branch closures, a community fund and a 'Give a Day' volunteering programme.



We became the first bank in the Republic of Ireland to launch an iPhone mobile banking application.

Our online business resource initiative www.smallbusinesscan.com attracts over 15,000 SME visitors each month.

For SME business customers this means:

- access to credit and working capital. We will continue to make credit available to viable businesses and maintain overdrafts for their full term, unless there is a breach of terms. An appeals process is available for unsuccessful applications;
- clarity about what customers can expect concerning the costs, terms and conditions of credit and the factors that influence the price of a loan; and
- understanding and support for businesses, including two-year free transactional banking for start-ups and an on-line business support programme.

We are still at an early stage in the programme, but we are already delivering on these commitments. For example, in 2010 we opened 45 branches on Saturdays for the first time. We now have more branches open on Saturdays across Ireland than any other bank. By opening on Saturdays and extending our weekly opening hours, we are giving our customers an extra 30,000 hours each year to visit our branches.

Focusing on customers and service

We are working with our personal and business customers every day to support them in dealing with any financial difficulties they may be experiencing. Initiatives such as Flex and Breathing Space in retail banking demonstrate to our customers that we are committed to them over the long-term. Our *smallbusinesscan* online community in business banking is well received and continues to grow. It now attracts over 15,000 small and medium enterprise visitors each month, allowing them to access knowledge and share insights, ideas and experiences with like-minded peers to assist the survival and growth of their businesses.

In 2010, we increased the numbers of new retail customers to Ulster Bank and made strong progress in growing our deposit franchise. We also extended our Private Banking business into the Republic of Ireland, with new relationship managers based in Dublin and Cork.

We became the first bank in the Republic of Ireland to launch an iPhone mobile banking application. In October, we extended our mobile phone banking services to a wider range of mobile phones, enabling our customers to manage their money on the move and helping them reduce avoidable current account charges.

In business banking, over the course of 2010 we achieved an average Customer Satisfaction Index of 89% for all our business banking touchpoints. We continued to forge strong links with key small business support and lobbying bodies island-wide through our business engagement programme.

In September, we launched a new campaign to support early-stage businesses, including access to a Start Up Knowledge Centre and Start Up Live events in 14 different locations.

Investing in our people

Our employees are central to our ambition of becoming Ireland's most helpful bank. Through the Ulster Bank People Plan, we are taking steps to ensure our people feel engaged, motivated and that we give them opportunities to develop to their full potential. In January, we launched the Ulster Bank Academy, with over 3,500 of our people attending learning and development courses throughout the year.

Getting fit for the future

The 'Lean' programme is part of our strategy to transform the way we do business so that we can serve customers better. It will also help us to become more efficient. Behind every interaction with a customer is a process and it is important to get this process right from start to finish. If we do that, it will help us to be Ireland's most helpful bank.

We're using the experience of our people in making these changes, for example in designing new procedures for call-handling, feeding back on call quality and coaching the telephony agents. As a result, we've reduced the Average Handling Time of a call by 23% since January 2010. This means we are able to speak to more customers each day. It has also provided stronger links between our businesses, with our telephony agents able to hand over more customer leads to the Retail Direct Sales Centre.

Significant economic and business challenges remain. However, over the last two years we have proven our ability to adapt to change and support our customers. This, combined with the continued strong support of RBS, leaves us very well positioned for the future.

US Retail & Commercial provides financial services primarily through the Citizens Bank, Charter One and RBS Citizens brands. It is engaged in retail and corporate banking activities through its 1,500 branch network in 12 states in the northeastern quadrant of the United States and through non-branch offices in other states. It ranks among the top five banks in New England (based on deposit market share).

Key business highlights

- Net interest income increased by 8%
- Non-interest income increased by 8%
- Expenses decreased by 1%
- Impairment losses decreased by 26%
- Operating profit increased by £419 million

Performance highlights	2010 £m	2009 £m
Net interest income	1,917	1,775
Non-interest income	1,029	949
Total income	2,946	2,724
Expenses	(2,123)	(2,135)
Operating profit before impairment losses	823	589
Impairment losses	(517)	(702)
Operating profit/(loss)	306	(113)
Risk-weighted assets (£bn)	57.0	59.7
Return on equity	3.6%	(1.3%)
Net interest margin	2.85%	2.37%
Cost:income ratio	72%	78%
Loan:deposit ratio	81%	80%

50%
reduction in average time to answer a customer call over the last two years

81%
loan to deposit ratio

	Return on equity (%)	Cost:income ratio (%)	Loan:deposit ratio (%)
2010	4	72	81
2013 target	>15	<55	<90



Ellen Alemany
Chief Executive, Citizens and Head of Americas

For biographies **see pages 50-53**

In 2009, we set out our five-year plan to create a stronger, more resilient business. 2010 saw us take significant steps along this path, with investments in products, customer service, infrastructure and people.

We have seen a return to operating profitability and a substantial increase in new accounts opened. We are better placed to respond to external factors, such as regulatory changes and a subdued and uncertain US economic recovery. Though we are still at the early stages of our plan, momentum is building towards our aim of being a leading super-regional bank.

Strengthening customer relationships

In May, Citizens Bank and Charter One launched the "Good Banking is Good Citizenship" brand platform. The initiative underscores our long-standing heritage and helps to restore trust in the banking industry, and has received a positive response from new and existing customers. It brings to life our central and long-standing belief that a bank should contribute to the growth and vibrancy of its communities, operating through all of the channels in which the bank interacts with its customers and the community.

US Retail & Commercial added more than 52,500 new customer accounts and 12,500 small business accounts in the year to 30 September 2010. Commercial Banking has expanded its reach into niche markets with significant growth opportunities, including Commercial Enterprise Banking, Health-Care Banking, Capital Markets/Debt Syndication and Franchise Finance.

Our Home Lending Solutions first mortgage business is ranked nationally among the top 20 retail originators by Inside Mortgage Finance, having moved up the rankings in the past two years. In addition, we see well-managed home-equity lending as a strategic product, attracting new customers and serving as an anchor for stronger customer relationships. Nearly 90% of home-equity customers also have deposit relationships with us.

Good customer service is at the heart of our ability to attract and retain customers. Citizens' Contact Centers have made significant improvements in the customer experience, reducing the average time to answer a customer call by 50% over the last two years.

In September, we launched a new Mobile Banking application for the iPhone. It allows retail customers to check account balances, transfer funds, find ATM and branch locations, and make payments. We also



New client acquisition in the Commercial Enterprise Banking segment tripled from the prior year.

Citizens was named second in the US in delivering the best experience for small business customers, moving up from No.10 in 2009.

launched the Student Money Bundle, a new packaged account offering a range of services and incentives for students. GoalTrack Savings is a programme that allows customers to set their own savings goals and earn a bonus for achieving them. Since it was introduced in December 2009 it has seen over 26,000 new enrolments, with more than $42 million in committed savings goals.

Re-investing in the core franchise

We are committed to upgrading our infrastructure, with a 41% increase in capital investment in 2010 compared with the previous year. Key initiatives include new commercial loan and mortgage systems, a new teller system with image capture at our branches, and online banking enhancements, as well as the iPhone mobile banking.

Restructuring for the future

In line with the settlement agreed with the EC in 2009, we announced and completed the divestment of our Global Merchant Services (GMS) business, including RBS WorldPay in Atlanta. Under the terms of the sale to Advent International and Bain Capital, RBS will retain a 19.9% stake in the business, and can refer its customers to them for global merchant products and services. In May 2010, we also completed the exit of our joint arrangement with Kroger Personal Finance.

Strengthening risk management

Enhancing our risk-management capabilities is a critical business objective within our Strategic Plan. We have created two new Risk Management groups and made several appointments to our risk leadership team, including a Chief Risk Officer for Citizens Financial Group. We're being swift and strategic as we respond to the changing environment we face.

Leveraging commercial capabilities

Through Global Transaction Services (GTS), we introduced accessMOBILE, an easy-to-use smart phone application that enables clients to manage commercial banking transactions on a convenient and portable basis. We were the first bank in our footprint area to offer such a service. We also worked closely with GTS on a fall sales campaign, strengthening our partnership for the benefit of serving our customers.

Commercial Banking has partnered with Business Services to implement AFS, our new loan origination and servicing platform. This will enhance our relationship managers' ability to respond quickly to their customers' needs. We also invested in over 150 days of training programmes aimed at enhancing sales management skills across different products and areas. More than 700 staff from Commercial Banking, GTS and Foreign Exchange desks participated in the training.

The Commercial teams are capitalizing on market disruption, as three in five mid-sized companies ($10 million to $500 million in annual sales) are actively seeking a new provider or would consider it if presented with a compelling offer. We are also leveraging strong client loyalty, with 86% of the $5 million to $25 million client segment and 75% of the $25 million to $500 million client segment saying they would continue using Citizens for future banking needs.

Our new Commercial Enterprise Banking division addresses the needs of companies with $5 million to $25 million in annual revenues. CEB's $10 million in technology and people investments included Citizens' first shared, uniform credit delivery and portfolio management business model, as well as a larger sales force to improve market coverage and better serve existing clients.

Community response

Often we experience events outside our control. A profound example is the historic flooding that occurred in New England in late March and early April. Citizens responded with special financing and grants for local businesses, non-profit agencies and individual customers.
We supported our colleagues who suffered damages of their own through the company's Emergency Assistance Fund. This event was more than a disaster recovery exercise – it was leadership at its finest.

Recognition

We received a range of awards that recognised our industry leadership and commitment to staff, customers and the communities where we do business:

- Citizens was named second in the US in delivering the best experience for small-business customers by the ath Power 2010 Small Business Banking Study™, moving up from No.10 in 2009.
- In New Hampshire, Citizens Bank was named the Business of the Decade in the financial services category by Business NH Magazine.
- In Connecticut, we received a Green Business Award from Business New Haven for our Green$ense programme. The RBS Americas Headquarters building in Stamford also received a Climate Change Leadership Award from Connecticut's Governor.
- Citizens Financial Group was recognised by Conceive magazine, for the third consecutive year, as the top company nationwide for offering family-building benefits to its staff, including fertility treatment and adoption assistance. For the fourth consecutive year, we were also recognised by the Dave Thomas Foundation as the Best Adoption-Friendly workplace in financial services.

Global Banking & Markets

Global Banking & Markets (GBM) provides financing, risk management and advisory services to major corporations, financial institutions and public sector clients in 39 countries.

Key business highlights

- Operating profit excluding fair value of own debt fell by 42%, reflecting sharply reduced revenue, partially offset by lower costs and a significant improvement in impairment losses
- Expenses fell by 6%
- Impairment losses were £489 million lower than in 2009

Performance highlights	2010 £m	2009 £m
Net interest income	1,276	2,243
Non-interest income	6,636	8,815
Total income	7,912	11,058
Expenses	(4,397)	(4,660)
Operating profit before impairment losses and fair value of own debt	3,515	6,398
Impairment losses	(151)	(640)
Operating profit before fair value of own debt	3,364	5,758
Fair value of own debt	139	(49)
Operating profit	3,503	5,709
Risk-weighted assets (£bn)	146.9	123.7
Return on equity	16.6%	29.8%
Net interest margin	1.05%	1.38%
Cost:income ratio	56%	42%
Loan:deposit ratio	193%	194%

39

GBM is present in 39 countries

16.6%

return on equity

	Return on equity (%)	Cost:income ratio (%)
2010	17	56
2013 target	>15	c.55



John Hourican
Chief Executive,
Global Banking & Markets

For biographies **see pages 50-53**

"Only by truly understanding our clients' needs can we apply our expertise to its best effect. That is why long-term customer relationships are so important at RBS."

In 2010, we made good progress implementing the GBM strategy and achieving our ambitions. Our people found ways to work more intelligently to help clients rebuild from the financial downturn at a time when competition was fierce, the regulatory landscape changed and market conditions were subdued.

GBM had a reasonable set of financial results. Even as the make-up of our business made the revenue environment challenging, we reduced costs and impairments to post an above-target return on equity of 16.6 per cent. We invested in reinforcing our core platforms and contributed to the restructure of the RBS Group, working with the Non-Core Division on the sale of a GBP1.4 billion portfolio of primarily senior leveraged loans and of GBP3.9 billion of project finance assets.

Focusing on clients

We continued to focus on improving our client offering. We refined how we interact with clients to make it more customer focused and efficient, including aligning operations in our core Fixed Income, Currencies & Commodities business. We deployed our expertise to support our customer's ambitions, leading to notable transactions including:

- The World Bank: Joint bookrunner for the first US dollar global benchmark bond launched by The World Bank in 2010, a USD3.5 billion, three-year deal.
- Cheung Kong Infrastructure and Power Assets Holdings: Sole financial advisor and lead mandated arranger in the GBP5.8 billion purchase of EDF's UK electricity distribution networks.
- SAS AB: Joint lead manager and joint bookrunner on a SEK5 billion fully underwritten rights issue.
- RWE: Joint bookrunner on the largest ever euro corporate hybrid bond sale.
- CIBC: Inaugural USD2 billion three-year and USD1.85 billion five-year covered bonds, which re-opened the US market after a three-year hiatus.
- Scottish and Southern Energy: Structuring advisor and joint lead manager on the GBP750 million and EUR500 million corporate hybrid for SSE. It was the first ever hybrid in sterling from a UK-listed company and reopened the global market.



Our clients voted us in the global top five for foreign exchange and one of the top five dealers for derivatives.

Our debt and capital markets business was voted Euromoney Best Debt House in the UK and the Netherlands.

Our clients valued the work we did for them in 2010 and rewarded us accordingly. They voted us in the global top five for foreign exchange (2010 Euromoney FX Survey) and one of the top five dealers for derivatives (2010 Risk Interdealer Poll). Our debt capital markets business was voted Euromoney Best Debt House in the UK and the Netherlands. The Banker magazine gave us the Deal of the Year award for equities and sovereign bonds in Europe, financial institutions in the Middle East and loans in Asia.

GBM engaged with regulators to help our clients, and our own people, fully understand the various changes proposed to banking supervision. We invited expert regulatory speakers to client meetings in cities in Europe, Asia Pacific and the US, giving our customers the rare opportunity to ask technical questions on how changes will affect their businesses. We also acted as bookrunner on the first Solvency II-compliant issue in the market.

Making global connections

We maximised our 39-country network to help customers manage risks between regions and access funding around the world, cementing our position in the world's biggest economies and increasing our presence in high-growth markets.

In Europe, we delivered some of the largest transactions of the year. These included Switzerland-based Glencore's USD2.5 billion repurchase of the Prodeco coal mine in Colombia and the EUR3.6 billion sale of German drugs producer Ratiopharm. Improvements in the equities business led to Greenwich Associates ranking us number one in Overall Service Quality for retail structured products in Europe.

In the US, GBM cemented our place as a leader in the bond market. We were ranked the Number Two Manager by Asset-Backed Alert after the US ABS team closed 73 deals worth USD58 billion and we executed covered bonds that re-opened the US market after a three-year gap. In September alone, GBM was active bookrunner on about USD11 billion of investment grade debt offerings.

In India, we completed one out of every three foreign-currency bond issues in 2010, including the country's biggest corporate and financial institutions bond sales. In November, we became the first UK bank given preliminary permission to form a joint venture securities company in China, which will allow us to underwrite equity and bond sales in the domestic market.

Investing in risk management

We continued to improve how we manage risk, introducing systems and processes that optimised capital and made us more efficient. We improved the way in which we manage our exposure to derivatives and introduced an Operational Data Cache, which consolidated all sources of data into a single real-time database. A global investment programme, launched in 2009, is nearly complete and on target to deliver its objective of establishing front-to-back systems that improve client transactions and support business growth. We envisage further investment.

Investing in our people and communities

Our achievements in 2010 were made possible by our people. We focused on attracting the best talent – welcoming more than 200 new graduates globally. We nurtured almost 300 new joiners through our revamped induction programme and hired experienced leaders. We combined these efforts with activities that embedded our GBM Values of accountability, connectivity, thoughtful decisions and success among employees.

We helped GBM reach out in our local communities and make a difference to young people from disadvantaged backgrounds. The GBM in the Community programme, launched in September, provided an avenue through which employees volunteered their time and donated money. Together we gave GBP1.7 million to communities in which we operate and donated more than 16,000 hours of employee time.

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Its brands include Direct Line, Churchill and Privilege, which sell general insurance products direct to the customer, as well as Green Flag and NIG. Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy.

Key business highlights

- Performance was adversely affected by significant weather events in Q1 and Q4 and the impact of bodily injury claims
- Net claims were 9% higher than in 2009
- International own brands in-force policies grew by 15%
- Expenses were reduced by 7%

Performance highlights	2010 £m	2009 £m
Insurance net premium income	4,311	4,354
Total income	4,092	4,155
Expenses	(703)	(759)
Net claims	(3,961)	(3,635)
Impairment losses	—	(8)
Investment income	277	305
Operating (loss)/profit	(295)	58
Return on equity	(7.9%)	1.7%
Expense ratio	13%	14%
Combined operating ratio	115%	106%

250,000

Direct Line for Business Customer policies

220,000

times that Green Flag was called to reach and help stranded customers in January and February 2010

	Return on equity (%)	Cost:income ratio less claims (%)
2010	(8)	172
2013 target	>20	<60



Paul Geddes
Chief Executive,
RBS Insurance

For biographies see pages 50-53

2010 was a disappointing year financially. A 2% fall in income and increased claims, offset partly by a 7% reduction in expenses led to a loss of £295 million. However, the actions we took to deal with the challenging environment contributed to a clear improvement in our underlying financial performance in the final quarter.

In addition, the fundamental strengths of our business enabled us to build on market leading positions, while setting out plans to transform and enhance how we do business in the future.

Working hard for customers

2010 saw some of the worst weather conditions in the UK for over 20 years. Drivers got stuck in the snow, cars failed to start and the treacherous conditions led to traffic collisions. Our accident repair centres concentrated on getting customers back on the road, repairing nearly 60,000 vehicles in January and February alone. Green Flag was called out over 220,000 times in January and February, battling through difficult conditions to reach and help stranded customers.

It was a challenging year for air travellers, too. The volcanic ash cloud brought air travel to a temporary standstill in Europe, while several holiday companies and airlines went out of business. Our travel insurance brands assisted over 12,000 customers by taking a flexible approach to their policies' terms and conditions.

The increase in bodily injury claims continued to affect our financial results. We took steps to meet genuine claims more efficiently and ensure that suspect cases can be highlighted at an earlier stage. We also implemented changes to mitigate any future impact of bodily injury claims. This included NIG exiting its personal lines broker business to focus on its expanding commercial business.

Restoring profitability

We remained the largest personal lines insurer in the UK, built around strong brands such as Direct Line, Churchill and Privilege. We are now the UK's largest home insurer, adding to the position that we already held as the UK's largest motor insurer. We continue to provide support and reassurance to millions of UK motorists through our Green Flag breakdown recovery service.



Our travel insurance brands assisted over 12,000 customers during the Icelandic volcanic ash cloud episode.

We are now the UK's largest home insurer, adding to the position that we already held as the UK's largest motor insurer.

Gross written premiums in our international business grew 25% in Euro terms compared to 2009, with the Italian business reporting 35% growth. Combined, the Italian and German businesses surpassed the landmark 1 million insured vehicles at 1.1 million. Direct Line for Business also accomplished a new landmark, growing rapidly from its launch in 2007 to reach over 250,000 customer policies. It offers insurance products direct to small business customers, providing them with a straightforward way to insure their firm.

We implemented pricing changes that reflect the increased risk and frequency of bodily injury claims. To reduce this risk further, a new 'rating engine' was implemented in the own brands motor business. It dramatically increases the flexibility in pricing risk, reducing the time required to deliver new risk and pricing strategies. It will continue to be rolled out among other products.

A pro-active programme of investment in people, processes and technology ensured that we were ready for the introduction in April of the Ministry of Justice's new insurance claims handling procedure. The reforms enable genuine personal injury claimants to receive fair compensation more quickly and provides greater control over costs for insurers.

In October, we sponsored an event at the Houses of Parliament to discuss the challenging environment the UK's 'compensation culture' has created for the insurance industry. We continue to work alongside the Association of British Insurers in support of Lord Justice Jackson's recommendations for reforming personal injury compensation claims.

Putting customers first

Our customer satisfaction ratings remain strong. We scored 85.8% for Sales and Service and received the same result for Claims. In October, our commitment to the highest standards of service and behaviour was affirmed as we signed the Aldermanbury Declaration. It sets out the professional standards we will meet in areas including: Commitment to Excellence; Training and Development; and standards for broking, underwriting, claims and management procedures.

We are committed to protecting customers from the scourge of uninsured drivers. In November, Direct Line hosted a seminar with the industry, politicians and police to promote wider discussion about the impact of uninsured drivers and potential measures to stop it.

Direct Line celebrated its 25th birthday in 2010. Its spirit of innovation continued as it launched its free "On the Road" application for the iPhone. This provides a route planner and live traffic updates to help plan journeys. Should an accident happen, it also features an easy-to-use tool to record and store key information and to send the details straight through to the Direct Line claims team.

NIG extended its free Risk Aware risk management service to new customer areas. It provides a tailored assessment of risk management procedures and assists with the implementation of any recommended improvements. NIG also rolled out a new mapping tool, covering the whole of the UK, which provides underwriters with specific geographical data on issues such as the risks of flood.

Our dedication to customers, innovative products and hard working employees was recognised through a variety of awards in 2010. We received three 'Your Money' awards, with Direct Line winning for the Best Online Travel Insurance, Churchill for Best Pet Insurance and Green Flag for Best Breakdown Cover. For the second consecutive year, Green Flag received the Institute of Transport Management's award for UK Roadside Assistance Company of the Year. RBS Insurance's investment in the learning and development of its people was honoured with a prestigious National Training Award. Our vocational training programme supports employees in their jobs and provides the opportunity to gain qualifications and strengthen key skills.

Refocusing for the future

We announced plans to restructure our UK office network to create new Centres of Excellence. This will help to make better use of our properties, lower costs and promote best practice across our functions. Fewer sites will enhance our ability to serve customers by allowing new technology and telephony systems to be introduced at a faster pace in the future.

The settlement agreed with the European Commission in 2009 means that RBS must divest, at least, the controlling interest in RBS Insurance by the end of 2013. We continue to explore the available options for meeting this commitment in the most effective way for customers, staff and investors. 2010 has been an important year for RBS Insurance in refocusing the business for an independent future and we will continue to be managed in a way that meets customer and shareholder needs.

Business Services and Central Functions

Business Services provides specialist services and expertise for the divisions, helping to provide greater value to our customers and to deliver our Strategic Plan objectives. In 2010, we focused on innovating, managing change, managing operational risk and becoming more efficient.

Central Functions comprises group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group's capital resources and Group-wide regulatory projects and provides services to the operating divisions.

389,000m²
reduction in property footprint since 2009

94%
of GBM calls handled at first point of contact by our Corporate Services Centre



Ron Teerlink, Chief Administrative Officer

For biographies **see pages 50-53**

Business Services

Becoming more efficient

We work closely with the other divisions to identify efficiencies and opportunities to create value through innovation. We've played a key role in delivering on the Group's target of more than £2.5 billion of cost savings by 2011.

In 2010, several programmes helped to improve the service we provide to customers. 'Intelligent Working' is designed to improve how we use property and to give our staff flexible working opportunities. Since its 2009 launch, it has allowed us to reduce our property footprint by 389,000m², more than Heathrow Airport's Terminal 5. An upgrade to our Building Management Systems enabled us to reduce energy use in our buildings by £2.3 million, which would power 1,584 average UK households for a year.

Our 'Lean' programme is designed to become embedded in how people work, looking for ways to improve customer experience and staff engagement, whilst eliminating activities that don't add value. It has achieved significant results, including an increase in the volume of GBM customer calls handled at first point of contact by our Corporate Service Centres from 55% to 94%.

Managing change

RBS is undertaking one of the largest ever corporate restructurings, so we face a huge and varied change agenda. Helping divisions to plan, implement and adapt to change is hugely important. In 2010, Business Services provided specialist support for the processes involved with the EU mandated divestments, including the sale of 318 UK branches and associated infrastructure.

The level of restructuring that is required unfortunately involves some difficult decisions. As part of our own strategic review, we announced plans in 2010 for a further 3,500 potential redundancies in the UK, to be implemented over the next two years. We have committed to be open and transparent, communicating upfront with our staff. We have engaged with UNITE in the UK and other partners globally to explain the rationale for the change and to gain their co-operation in how it is implemented.

To minimise the need for compulsory redundancies, we try hard to redeploy affected staff within the Group.

Innovating

We focus on innovation in our operations. We use leading edge technologies in service innovation. New consumer devices and networking technologies enhance the connections between our customers and employees. Since its launch in 2009, our 'Mobile Money' application has attracted over 600,000 users and we have helped to launch similar products across other areas of the Group.

Technology Services runs a programme to deliver innovative solutions, which includes building its own RBS 'App Store' to develop new business applications that boost productivity and enhance customer value.

Managing operational risks

Our Security & Risk team aims to protect our customers, our information and our people against security and fraud threats. We help the business and our customers to understand the operational threats and to take action to minimise risks. For example, our 'Trusteer Rapport' free software has been downloaded by over four million customers, helping to protect their online banking details and reduce the risk of identity theft and fraud.



Bruce Van Saun, Group Finance Director

For biographies **see pages 50-53**



Elaine Arden, Group Human Resources Director

We provide business continuity support, enabling the Group to continue to deliver key products and services in the event of disruption.

Investing for the future

Business Services offers a range of scale benefits, including purchasing, and specialist knowledge for the Group. Our focus is on improving on these services, whilst managing risk. Together, the actions we took in 2010, and will continue to implement in future years, are designed to make the Group more efficient and enable it to provide a better service to our customers.

Central Functions

RBS Risk Management

RBS Risk Management is responsible for developing and embedding risk policy, measurement and frameworks to ensure that risk is identified, managed and controlled across the Group. The management of risk is a fundamental activity performed throughout all the Group's Businesses. It underpins the Group's performance and future success. It is critically important that the adequacy and effectiveness of our risk management processes are of the highest standard and subject to continuous review and enhancement.

Finance

Finance is responsible for the external reporting of the Group's performance and financial position, including regulatory and central bank reporting. As part of our mission to rebuild investor confidence and trust, we have greatly improved the quality and transparency of RBS's external reporting, and we provide financial information to the market quarterly. Finance has a critical role in partnering with our divisions to monitor performance against the Group Strategic Plan, and is helping the business achieve our strategic aims using enhanced forecasting tools and thoughtful analytics.

The Treasury function has focused on driving improvements to the Group's liquidity, funding and capital position. In 2010, Finance has played a central role in the initiative to dispose of EU-mandated divestments as well as assessing the implications of changes in the regulatory environment.

Finance's key objectives include a transformation programme to improve the efficiency of the function over the next three years. The programme envisages the creation of a world class finance function through a number of initiatives including substantial investment in finance and risk systems infrastructure.

Human Resources

A new leadership capability framework has been launched to ensure our leaders are assessed and developed against behaviours that support the delivery of our strategic plans and our emerging culture. The behaviours are assessed in a 360-degree feedback tool which is an integral part of how we review our Executives' performance. The behaviours we focus on include: Strategic Progress, Business Delivery & Financial Performance, Customers' Expectations, Risk, Efficiency and Control, People Management, and Personal Skills. The outputs of 360-degree feedback help to prepare personal development plans and inform leadership development priorities.

Group Strategy and Group Corporate Finance

Our Group Strategy and Corporate Finance team supports the Chief Executive, Chief Financial Officer and the Executive Committee in the development of the Group's strategy. Its objective is to ensure that the Group has the right portfolio of businesses, active in the right markets, supported by the appropriate allocation of capital and other resources. The team plays a key role in the Group's disposal activity.

Group Legal, Secretariat and Regulatory Affairs & Compliance

Our Group Legal, Secretariat and Regulatory Affairs & Compliance functions play a vital role in setting a framework within which the Group can deliver long term sustainable returns. The team works in partnership with the businesses it supports. It adopts a commercial approach but retains its independence and professional judgement in order to drive a culture of compliance and good governance designed to protect the Group's franchise.

RBS Communications

RBS Communications manages our relationships with external stakeholders and makes sure we keep our employees informed about developments in the business. RBS wants to be open to stakeholders and during the year RBS Communications helped elected officials, commentators and others gain a better understanding of our business and our plans.

Non-Core Division

The Non-Core Division separately manages assets that the Group intends to exit from by 2013. The division contains a range of businesses and asset portfolios, primarily originating from GBM, linked to proprietary trading, higher risk profile asset portfolios (including excess risk concentrations) and other illiquid portfolios. It also includes a number of portfolios and businesses that the Group has concluded are no longer part of its core strategy.

Performance highlights	2010 £m	2009 £m
Net interest income	**1,959**	1,534
Non-interest income	**1,074**	(3,835)
Total income	**3,033**	(2,301)
Expenses	**(2,325)**	(2,447)
Operating profit/(loss) before other operating charges and impairment losses	**708**	(4,748)
Insurance net claims	**(737)**	(588)
Impairment losses	**(5,476)**	(9,221)
Operating loss	**(5,505)**	(14,557)
Risk-weighted assets (£bn)	**153.7**	171.3
Net interest margin	**1.16%**	0.69%
Cost:income ratio	**77%**	(106%)

62%

fall in operating losses

4

wholesale country exits in the year

Helping to deliver the Strategic Plan

The Non-Core Division is a central pillar of the Group's Strategic Plan, helping to make RBS stronger and safer. We help to lower the Group's risk exposure, strengthen its funding position and allow management to focus on the Core Bank. As we approach the mid-point of our five-year journey, we have achieved significant progress and are on-track to meet our targets.

But we don't take further progress for granted. Our Definition to Delivery programme ensured we moved from defining and structuring the division in 2009 to delivering huge strides in reducing assets and managing risk in 2010. Moving into the next stage, we are exploring options for exiting from our assets. The division's leadership team



Nathan Bostock
Head of Restructuring & Risk

For biographies **see pages 50-53**

has been strengthened. We are in a good position to continue the momentum of progress into 2011.

Exiting from Non-Core assets

In 2010, we passed the £100 billion milestone in our journey, reducing third party assets ("TPAs") to £138 billion at year-end, down from the initial December 2008 portfolio of £258 billion. We also reduced our portfolio of derivatives from an initial £85 billion to £16 billion. Despite sometimes challenging market conditions, careful preparation and asset management enabled us to take, and sometimes accelerate, exit opportunities.

While our disposal programme has attracted the most attention, the run-off programme and asset restructuring deals have also been important.

- International Businesses & Portfolios made huge progress in the disposal of non-core country or whole businesses. Sale agreements were reached for our Non-Core businesses in Latin America, India, Kazakhstan, Pakistan and the United Arab Emirates, as well as for part of our Asset Management business and for our Invoice Finance businesses in Germany and France. We completed the transfer of assets in six Asian countries to ANZ Group.
- Portfolio & Banking agreed deals to dispose of non-core portfolio assets. Examples included the sale of a portfolio of US and European private equity fund interests, the sale of Leveraged Finance assets through a Collateralised Loan Obligation and the sale of property assets, such as the Cumberland and five other hotels.
- Non-Core Markets achieved significant progress in reducing assets through sales and the unwinding of facilities and risk exposures. Markets TPAs fell from £24.4 billion at the start of the year to £13.6 billion at the end of 2010.
- Across all areas, our run-off programme has helped to deliver significant reductions through holding assets to maturity, exploring ways to achieve earlier repayment and identifying options for assets to be refinanced elsewhere.
- In line with the settlement agreed with the EC in 2009, we completed the sale of substantially all of RBS's interest in RBS Sempra Commodities.

Though the Non-Core Division was established to separately manage and exit from the portfolio of non-core assets, we work closely with other parts of RBS Group in achieving these aims. For example, colleagues in GBM have provided invaluable assistance in structuring and delivering several deals.



Rory Cullinan
Head of Non-Core Division

We passed the £100 billion milestone in our journey, reducing third party assets to £138 billion at year-end.

We continue to target an exit from the APS within the last two years of the Strategic Plan (2012-13), subject to regulatory approval.

Maximising shareholder value
We achieved a significant reduction in the division's operating loss from £14.6 billion in 2009 to £5.5 billion, largely due to improvements in income from trading activities and lower impairments.

The active management of our market risk exposures helped to achieve a significant improvement in income from trading activities, turning a £5.2 billion loss in 2009 into a £31 million loss in 2010. Our exposure to monoline insurers has been managed down, while hedging and credit protection helped to reduce day-to-day swings even when market volatility was high.

Impairments continued to fall, reflecting the reduction in assets and improvements in the underlying quality of the remaining portfolio. Impairments totalled £5.5 billion in 2010, down from £9.2 billion in 2009.

Taking risk 'off the table'
We also concentrated on strengthening risk management, through reducing risk exposures and responding to risks that emerge. In the markets area, risk management has reduced the daily income volatility of traded assets, helping to protect the Bank against sudden market changes.

However, there was upward pressure on Risk Weighted Assets from pro-cyclical increases in risk weights and from regulatory changes. Offsetting this has been the progress achieved in asset disposals, run-offs and strengthened risk management. As a result, RWAs have reduced from £171 billion at the start of the year to £154 billion at year-end.

Looking ahead
The Non-Core Division is central to the strategy that will return RBS to stand-alone strength. The encouraging progress made so far provides a solid foundation for meeting the challenges ahead.

We are ahead of our plan and gathering momentum for the further work ahead. We are confident that we have the team in place to continue to deliver one of the largest corporate restructurings ever undertaken.

Asset Protection Scheme (APS)

The APS is a key part of the UK government's measures to restore stability and confidence in the banking sector. It provides RBS with credit protection in the unlikely, though still possible, event of a severe downturn in the economy. RBS Group's participation in the APS is managed centrally within the Restructuring & Risk area.

Following the agreement of the terms of the Scheme in December 2009, we have enhanced and widened our training programme for staff and have restructured our operating procedures to accommodate the Scheme's requirements. We continue to work closely with the Asset Protection Agency (APA) with regard to the day-to-day stewardship of assets covered by the Scheme.

It is our opinion that the APS continues to provide valuable support during our restructuring, providing additional confidence to the market against the backdrop of economic uncertainty. But we continue to target an exit from the APS within the last two years of the Strategic Plan (2012-13), subject to regulatory approval.

The amount of assets covered by the scheme has fallen from an initial £282 billion to £195 billion at the end of 2010. We estimate, on the basis of expected future recoveries, the expected loss on triggered assets at 31 December 2010 to be approximately £25 billion, equivalent to 42% of the £60 billion first loss threshold under the APS. RBS does not currently expect that losses on covered assets will exceed the first loss provision over the lifetime of its participation in the Scheme.





Building a sustainable RBS

'Sustainability is fundamental to how RBS is changing the way we operate. It is a core part of our thinking and we have made improvements in this area over the last year. However, we are mindful that there is still a long way to go.'

Philip Hampton, Chairman

At RBS, sustainability means two things. First, we consider the environmental, social and ethical consequences of our activities and then we manage our business appropriately. Secondly, we look to capitalise on the opportunities for our businesses that sustainable technologies present.

Our sustainability activities focus on five themes that we chose because our stakeholders have told us that they are the topics that matter most to them.
The themes are:

- **Fair banking**
- **Supporting enterprise**
- **Employee engagement**
- **Safety and security**
- **Citizenship and environmental sustainability**

In addition, we have a number of targeted community programmes that enable us to enhance our contribution to society. We aim to invest Group resources to maximise our impact, creating real and sustainable benefits in the communities in which we operate.

Taking sustainability seriously

One of the ways we show the world that we take sustainability seriously is by embedding it in the way we run the business, from the highest levels to the responsibilities of individual employees. Our Senior Independent Director, Sir Sandy Crombie chairs the Group Sustainability Committee (GSC). Other members of the GSC include the Chief Executive Officers of a number of our divisions. The GSC reviews the Group's overall sustainability strategy, values and policies.

The Group Sustainability Forum is a network of senior managers from each division that makes sure we put into practice the priorities the GSC sets. The executive-led Environment Working Group monitors environmental developments, commercial opportunities, operational impacts, and communications and engagement. The Retail Sustainability Taskforce focuses on the sustainability issues that most affect our Retail division. The Microfinance Advisory Board comprises senior members from a range of stakeholder groups and provides external oversight and support for microfinance and supporting enterprise programmes across the Group's international business.


Group Board
Group Sustainability Committee
Group Sustainability Team
Environment Working Group
Group Sustainability Forum
Retail Sustainability Taskforce
Microfinance Advisory Board

"To ensure that we are operating as a sustainable business in every sense of the word, we will have to develop and work to a set of principles which guide our management on social and ethical issues."

Sir Sandy Crombie, Senior Independent Director



Sustainability in practice

Stakeholder feedback

We work actively with stakeholders to find out what they think about us and how we do business. The table below outlines some of the ways we consulted stakeholders in 2010.

Stakeholder group	Types of consultation
Customers	We started to change how we gather our customers' opinions. We launched a new Public Opinion Survey and we spoke to over 21,000 people through surveys. This work, along with the regular feedback we receive from our customers is a key component in how we shape our business.
Employees	Our Employee Opinion Survey gathered the views of over 119,000 employees, a response rate of 81%.
Investors	Last year the Group engaged with over 1,200 institutional investors. Socially responsible investment continues to grow in importance and last year we took part in regular meetings with analysts on this issue, including meetings with our Chairman and senior executives focused exclusively upon sustainable investment.
Industry Forums	The Group is involved in a number of industry forums including both the Equator Principles (EPs) and UN Global Compact (UNGC) which have a specific focus on sustainability issues. Last year we took the lead in one of the EPs working groups and became Chair of the UK Network of the UNGC.
Consumer Groups	In 2010, we substantially increased our dialogue with consumers groups. We met a wide variety of groups to discuss a range of issues from debt advice to our Group Customer Charter.
Non-Governmental Organisations (NGOs)	We regularly consult with NGOs, which in 2010 included direct engagement with both our Chairman and the Group Sustainability Committee.


MoneySense for Lone Parents
Ulster Bank

Ulster Bank extends MoneySense

Building on its commitment to widen access to financial education, Ulster Bank launched its own MoneySense for Single Parents Guide in 2010. This was produced with OPEN in the Republic of Ireland and Gingerbread in Northern Ireland. This is the first in a set of financial 'life guides' designed to give more practical support based on people's specific circumstances.

Our five key themes

Fair banking
We are committed to treating our customers to the highest of standards, and being transparent about the products and services they can expect from us. This theme covers: responsible lending practices, customer service (including dealing with customer complaints), access to financial services, and financial education.

Supporting enterprise
One of our main responsibilities is to provide tailored support to a broad range of businesses. There are a number of ways that we demonstrate our commitment to enterprises: from lending to small and medium enterprises (SMEs), to funding microfinance institutions in India, to making finance available to social enterprises and facilitating youth enterprise through working with partners

Employee engagement
Our employees are the core of our organisation and it is very important that we treat them fairly and responsibly. It has been a difficult year for some of them as we continue to restructure the Group. So it's vital that as we build the new RBS we support our people throughout these changes by involving and listening to them as much as possible.

Safety and security
Protecting the security of our customers' money and data is a fundamental responsibility of the Group. We have continued to invest heavily in the prevention of financial crime. This theme also includes how we safeguard the safety, health and wellbeing of our employees.

Citizenship and environmental sustainability
As a global organisation we have to manage our broader economic, social and environmental impacts. This includes wider citizenship issues such as business and human rights and bribery and corruption as well as environmental concerns. We fully support the transition to the more sustainable use of natural resources.

How others have judged us
Every year independent, external bodies judge our performance and compare us with our peers.

We received the AA1000 (2008) reporting and assurance accreditation for our 2008 and 2009 annual Sustainability Reports. We were also short-listed for the ICSA/Hermes award for best sustainability and stakeholder disclosure for the Sustainability Report 2009.

We have participated in the Carbon Disclosure Project since its inception and in 2010 received the joint highest score for financial services globally, scoring 93 and an 'A' rating for performance, a significant improvement since 2009. We were also included in the Dow Jones Sustainability Index for the third year running, scoring 75%, and in the FTSE4Good index.

Newsweek magazine placed us 27th in their recent 'Green Rankings' where three environmental research organisations ranked the world's 100 biggest listed companies across a number of environmental issues.

Our community programmes

We recognise our responsibility to play an active role in the communities we serve. This begins with providing the services our customers want, and operating in a sustainable way. We then go further through our community programmes, which allow us to make more of a difference in areas that we can have an impact. Our efforts centre on our MoneySense, Supporting Enterprise, and Employee and Community Engagement programmes.

MoneySense
The aim of our MoneySense programme is to increase financial education, capability and inclusion, which is part of our wider commitment to Fair Banking.

We continued to invest in our Group MoneySense programmes in 2010. We improved and expanded our MoneySense for Schools programmes by developing new online resources, holding teacher training days and completing the 3rd annual MoneySense Panel Research. This research revealed the attitudes towards money of over 10,000 12-19 year olds. The 2nd annual RBS Personal Finance Education Awards for Schools recognised the 2010 achievements of primary and secondary schools.

We introduced a new magazine called Pocket Money for families, reaching an audience of over 600,000 people in the UK. New Business Start-Up Guides were launched on NatWest.com, and our MoneySense booklets for adults were revised and written in plain English as part of the UK Customer Charter commitment to make banking easier.

Over the last three years our funding to Macmillan cancer support helped them to expand their benefits helpline by 50%. In 2010, three new face to face Macmillan advice services were launched. Together this helped 9,500 people unlock over £20 million of funds to help with the impact of their cancer diagnosis. At the end of 2010, the RBS Group agreed to fund Macmillan for a further three years to increase delivery of face-to-face money guidance for people living with cancer across the UK.

The Group continued to assist our key partners. We remain to be one of the largest corporate sponsors of the Money Advice Trust and in 2010 provided funding for key projects or areas of research to Mind, RNIB, Gingerbread, Transact, Toynbee Hall, and Citizen's Advice. We will continue to work with the charities in 2011 to fund projects which will improve access to information, increase the number of quality financial education and training resources available, and meet the specific needs for the members of each charity organisation.

Our Ulster Bank MoneySense for Schools programme was launched in 2007 and is already the largest financial education programme for secondary schools in Northern Ireland and Ireland, with 380 volunteers from Ulster Bank. The Youthbank programme run by Ulster Bank also helps to develop a range of skills in young people by distributing grants for youth-led projects in their communities.

The Community Reinvestment Act in the US encourages banks to lend to low and moderate income communities. In 2010, Citizens and Charter One provided more than 275 financial literacy programmes, educating over 13,000 people. Citizens has also partnered with the Federal Deposit Insurance Corporation to provide Money Smart Training, helping people outside the financial mainstream enhance their money skills and create positive banking relationships. Citizens' 'Gear for Grades' programme provides school supplies for children whose families cannot afford them. Since its inception in 2003, 'Gear for Grades' has served over 150,000 school children.

Supporting enterprise

Our Supporting enterprise programme works with partners to support potential business start-ups and helps to build the capability of alternative means of finance and support for would-be entrepreneurs who would not normally qualify for direct support from banks.

We have a long standing relationship with The Prince's Trust. We are the largest corporate sponsor of The Prince's Trust Enterprise Programme, which helped nearly 5,000 young people in 2010. We are proud sponsors of their new practical guide to starting up your own business. This book condenses the years of expertise The Prince's Trust has gained when helping young people in business and includes real life stories of success and advice from business leaders. This is just one of the ways we have supported them through our corporate partnership. We also provide support for The Prince's Scottish Youth Business Trust.

smallbusinesscan provides guidance and support to help small businesses in the UK and Ireland and is supported by Ulster Bank. This programme provides simple and practical tools to help small businesses gain insights and build a network of trusted contacts, enabling start ups to progress and promote growth.

In 2010, we launched a partnership with the British Academy of Film and Television Arts (BAFTA) and its Youth Mentoring Programme, delivered in conjunction with Media Trust. In this programme, BAFTA members, award-winners and leading practitioners volunteer as mentors to disadvantaged young people on media projects, enhancing their knowledge, skills and personal development to give them new opportunities in life.

We also sponsor Youth Business International projects in Russia, Hong Kong and France that provide opportunities for would-be young entrepreneurs in those countries.

Our microfinance programme in India goes further than simply lending to Microfinance Institutions (MFIs). We have also invested in 'technical assistance' to create and sustain robust, creditworthy MFIs in underserved regions. This programme has supported 37 MFIs, facilitating access to finance for over 200,000 households. Also in India, our Livelihood projects improve communities' income generating abilities through a range of interventions including training, investment and market linkages. We currently have 17 Livelihood projects across 14 states, reaching over 63,000 households.

2010 also saw the launch of the RBS SE100 Index, a unique report that provides information on the growth and impact of the top 100 social enterprises in the UK. This will play a vital role in promoting the success and diversity of this sector.

Employee and community engagement

Our Employee and community engagement programme supports the great work that our employees already do in their communities and encourages further involvement to strengthen our support for the communities we live in.

As part of our UK Customer Charter we launched the Community Fund in 2010, a way of putting real benefit back into the communities, at the choice of our customers. To date £1.8 million has been given to charities chosen by our customers and employees from their local branch and 7,547 days off have been given to branch staff to help support the causes important to them.

Our volunteering programme provides a range of team activities that our employees can take part in during work time. We run the activities through nine charities so that our employees can deliver the skills, services or fundraising that they need. This year 4,100 employees engaged in 225 activities.

Our Global Banking and Markets division launched a new, bespoke volunteering programme across all of its businesses, targeting four areas where it hopes to have a lasting impact on the lives of children and young people: education, health, social welfare and enterprise and employability. In 2010, over 1,000 employees volunteered their time in support of this programme.

In 2010, the Citizens Charitable Foundation invested more than $14 million in charitable grants to more than 1,000 non-profit organisations across 12 states.


MAKE IT HAPPEN
THE PRINCE'S TRUST GUIDE TO STARTING YOUR OWN BUSINESS

The Prince's Trust

We sponsored the launch of The Prince's Trust's first start-up guide book – Make It Happen. Years of expertise and knowledge have been distilled into this highly practical book, designed to get young entrepreneurs started. Our sponsorship will ensure that The Trust will be able to give a free copy to every young person they start up in business for the next three years, around 6,000 copies in total.

The Group Community Cashback scheme allows employees to claim cash for the charities they support by volunteering or fundraising in their own time. In 2010, 4,300 awards totalling £1.2 million were given to over 2,500 charities. We continue to match donations our employees make to charity via their salary, and this year we supported over 3,000 charities directly in this way.

We also launched a new recognition scheme in 2010 for our employees – Community Stars. We give £65,500 per year to support the fantastic work employees do for the causes they are passionate about and to recognise that they are great ambassadors for the Group. Citizens' Colleagues in Action also recognises community involvement and provides the opportunity for colleagues to take a three month sabbatical to serve as a volunteer on a longer-term project.

Overall, more than 39,500 employees gave their skills, time and money to make a difference in the communities that we operate in. The Group supported those efforts financially and by giving employees almost 170,000 hours off work to volunteer.

Highlights of how we focus action across our businesses

	Fair banking	Supporting enterprise	Employee engagement	Safety and security	Citizenship and environmental sustainability
Products and services	The Group Customer Charter set out 14 clear commitments to our UK retail customers in 2010. Within these, we set ourselves 25 specific and stretching goals and we achieved 20 of these outright in the first 6 months.	RBS supports the Business Finance Taskforce and its measures to increase investment, provide more business mentors and introduce new lending principles for SMEs.	We provide a suite of competitive employment policies, training and development opportunities and a bespoke benefits package and provide support when it is needed through our Employee Assistance programme.	Our free online data protection software, Rapport, currently protects 4.6 million online customers from fraud.	Since 2006, we have provided more finance to wind power projects than any other type of energy project.
	The Citizens CollegeSaver account rewards customers who save money for a child with a $1,000 bonus plus the accrued interest when the child turns 18. The enrolment age was extended from 6 to 12 years in 2010.	Our Technical Assistance programme in India facilitated work with 37 MFIs across 13 states in India, increasing the reach of microfinance to more than 100,000 additional poor families.	We measure engagement through our employee opinion survey and take action in response to employee feedback.	Customers have access to services such as SMS text alerts to inform them of any activity on their accounts, or when there has been fraudulent activity.	Our Business Mentor Environmental scheme continues to provide expert environmental advice to customers who need it, 24/7.
Corporate partnerships	We work with a range of Community Development Finance Institutions and Credit Unions as part of the Trusted Partner programme.	In order to be able to support a wide selection of different business clients, we work with partners to bridge the gap in funding for organisations such as social enterprises and charities.	We have nine charity partners: BTCV, Prince's Trust, Oxfam, Barnardo's, Fairbridge, Marie Curie, Macmillan, Help the Hospices and Cancer Research in the UK.	The Security and Risk team work closely with authorities to share information and help prevent financial crime. This includes a focused intelligence sharing partnership with Greater Manchester Police, UK.	BTCV is an environmental charity and one of our nine charity partners that provides volunteering opportunities for employees to get involved in.
	We worked with the National Housing Federation to launch a new affordable credit provider pilot, My Home Finance (MHF) in 2010. MHF provides loans to the financially excluded.	We support youth enterprise through sponsoring the Prince's Trust Enterprise Programme, the Prince's Scottish Youth Business Trust and Youth Business International in Hong Kong, France and Russia.	We work with partners that support our Diversity & Inclusion programme including Stonewall, Employers Forums on Belief; Age; and Disability, Opportunity Now, Working Families and Race for Opportunity in the UK and Asia Network (DIAN).	During 2010 we developed a global occupation health programme in partnership with International SOS to review the occupational health service provision across our international business.	We are actively involved in the management of the United Nations Global Compact and Equator Principles initiatives. We are sponsoring Climate week in the UK, a national awareness raising campaign.
Employee contribution	In 2010, 774 employees helped to deliver our MoneySense programme throughout the UK by devoting their time to give lessons in schools.	In 2010, 380 employees volunteered for The Prince's Trust, raising a total of over £250,000.	Our Group Employee Volunteering programme engaged 39,500 employees in 2010 who were given over 24,000 days off to make a contribution to the causes supported by our nine charity partners.	A number of employees get involved in Safety, Health and Wellbeing programmes.	We have over 600 environmental champions in the Group helping to engage colleagues and make a difference to our carbon footprint at a local level.
Operations and supply chain	We use a number of third-party organisations to assist with credit checking, helping to ensure that we lend responsibly.	Through our supply chain we spend nearly £8.5 billion each year on goods and services, of which £6.2 billion is spent in the UK.	We aim to extend our employee engagement activities as far as possible to temporary employees and contractors working in our organisation.	Every year we review our suppliers to ensure that the appropriate controls are in place to ensure customer information is protected.	Our ethical code for suppliers sets out our commitments to working with openness and integrity, which we also expect from out suppliers.


Directors' report and summary financial statement



Directors' report and summary financial statement

Contents

Board of directors and secretary



Chairman

Philip Hampton (age 57)
N (Chairman)
Appointed to the Board on 19 January 2009 and to the position of Chairman on 3 February 2009. Philip Hampton was previously chairman of J Sainsbury plc and group finance director of Lloyds TSB Group plc, BT Group plc, BG Group plc, British Gas and British Steel plc, an executive director of Lazards and a non-executive director of RMC Group plc. He is also former chairman of UK Financial Investments Limited which manages the UK Government's shareholding in banks. He is currently a non-executive director of Anglo American plc.

1	2	3	7	8	9
4	5	6	10	11	12

Key to pictures
1. Philip Hampton, Chairman
2. Stephen Hester, Group Chief Executive
3. Bruce Van Saun, Group Finance Director
4. Colin Buchan
5. Sandy Crombie
6. Penny Hughes
7. Joe MacHale
8. John McFarlane
9. Brendan Nelson
10. Arthur 'Art' Ryan
11. Philip Scott
12. Aileen Taylor

Abbreviations
A Member of the Audit Committee
N Member of the Nominations Committee
R Member of the Remuneration Committee
Ri Member of the Board Risk Committee
* Independent non-executive director

Executive directors

Stephen Hester (age 50)
Group Chief Executive
Appointed to the Board on 1 October 2008 and to the position of Group Chief Executive on 21 November 2008, Stephen Hester was chief executive of The British Land Company PLC. He was previously chief operating officer of Abbey National plc and prior to that he held positions with Credit Suisse First Boston including Chief Financial Officer, Head of Fixed Income and co-Head of European Investment Banking. From February 2008 to October 2008 he served as a non-executive deputy chairman of Northern Rock plc. He is also a trustee of The Foundation and Friends of the Royal Botanical Gardens, Kew.

Bruce Van Saun (age 53)
Group Finance Director
Appointed to the Board on 1 October 2009, Bruce Van Saun has more than 25 years financial services experience. From 1997 to 2008 he held a number of senior positions with Bank of New York and later Bank of New York Mellon, most recently as vice chairman and chief financial officer and before that he was responsible for the Asset Management and Market Related businesses. Prior to that, he held senior positions with Deutsche Bank, Wasserstein Perella Group and Kidder Peabody & Co. He has served on several corporate boards as a non-executive director and has been active in numerous community organisations.

Group Secretary

Aileen Taylor (age 38)
Aileen Taylor assumed the role of Group Secretary in May 2010 and provides secretariat and corporate governance advice and support to the Group Board and its senior Committees. Aileen was appointed Deputy Group Secretary and Head of Group Secretariat in 2007, and prior to that held various legal, secretariat and risk roles at divisional and business level. Aileen is a Fellow of the Chartered Institute of Bankers in Scotland and a Fellow of the Industry and Parliament Trust.








Non-executive directors

Colin Buchan* (age 56) A, N, Ri
Appointed to the Board in June 2002, Colin Buchan was educated in South Africa and spent the early part of his career in South Africa and the Far East. He has considerable international investment banking experience, as well as experience in very large risk management in the equities business. He was formerly a member of the group management board of UBS AG and head of equities of UBS Warburg, and was the former chairman of UBS Securities Canada Inc. He is chairman of Standard Life Investments Limited and a director of Standard Life plc and Black Rock World Mining Trust Plc. Colin is a fellow of the Chartered Institute of Bankers of Scotland.

Sandy Crombie* (age 62) Senior Independent Director, N, R, Ri
Appointed to the Board in June 2009, Sandy Crombie was previously Group Chief Executive of Standard Life Plc. He was also previously a director of the Association of British Insurers and a member of the Chancellor of the Exchequer's High Level Group. In 2007, he was the Prince of Wales' Ambassador for Corporate Social Responsibility in Scotland. He currently serves as Chairman of the Edinburgh UNESCO City of Literature Trust and Creative Scotland, as Vice Chairman of the Board of Governors of the Royal Scottish Academy of Music and Drama, and President of The Cockburn Association.

Penny Hughes* (age 51) N, R (Chair)
Penny Hughes joined the Board on 1 January 2010 and is currently a non-executive director of Home Retail Group plc, Cable & Wireless Worldwide plc and Wm Morrison Supermarkets plc. She is a former non-executive director of Gap Inc, Vodafone PLC and Reuters PLC. Penny chairs the Remuneration Committee of Home Retail Group. Penny was a director and chairman of the Remuneration Committee of Skandinaviska Enskilda Banken AB until she stepped down on 20 October 2009. Penny spent the majority of her executive career at Coca-Cola where she held a number of leadership positions. In 1992, she was appointed as President, Coca-Cola Great Britain and Ireland. She is also a Trustee of the British Museum and President of the Advertising Association.

Joe MacHale* (age 59) N, Ri
Appointed to the Board in September 2004, Joe MacHale is currently a non-executive director and chairman of the remuneration committee of Brit Insurance Holdings plc, and a trustee and treasurer of MacMillan Cancer Support. He held a number of senior executive positions with J P Morgan between 1979 and 2001 and was latterly chief executive of J P Morgan Europe, Middle East and Africa Region. He is a fellow of the Institute of Chartered Accountants and the Chairman of Prytania Group.

John McFarlane* (age 63) N, R
Appointed to the Board on 1 October 2008, John McFarlane is former chief executive officer of Australia and New Zealand Banking Group Limited. Previously he was a group executive director of Standard Chartered and was head of Citicorp/Citibank in the UK and Ireland. He is currently a non-executive director of Westfield Holdings Limited and a director of Old Oak Holdings Limited. He is a former president of the International Monetary Conference and a former chairman of the Australian Bankers Association. He has previously served as a director of the London Stock Exchange and a member of the Auditing Practices Board.

Brendan Nelson* (age 61) A (Chairman), N, Ri
Appointed to the Board on 1 April 2010, Brendan Nelson is the former global chairman, Financial Services for KPMG. Previously, he held a range of senior leadership roles within KPMG including as a member of the KPMG UK board from 1999 until 2006 and as vice chairman from 2006. He has been a board member of the Financial Services Skills Council since 2008 and was chairman of the Audit Committee of the Institute of Chartered Accountants of Scotland from 2005 until 2008. He joined the Board of BP plc in November 2010.

Arthur 'Art' Ryan* (age 68) N
Appointed to the Board on 1 October 2008, Art Ryan is the former chairman, chief executive officer and president of Prudential Financial Inc. Previously he held senior positions with Chase Manhattan Bank NA. He is currently a non-executive director of Regeneron Pharmaceuticals Inc. and an active member of numerous community boards. He was a founding member of the Financial Services Forum.

Philip Scott* (age 56) A, N, Ri (Chairman)
Appointed to the Board on 1 November 2009, Philip Scott has wide-ranging experience of financial services and risk management, including previous responsibility for Aviva's continental European and international life and long-term savings businesses. He held a number of senior executive positions during his career at Aviva, including his role as Group Finance Director until January 2010. Philip is also an experienced non-executive director and is currently on the board of Diageo plc. He is a Fellow of the Institute of Actuaries and The Association of Certified Public Accountants.

Executive Committee



The Executive Committee provides executive input to the Group Board, and monitors and reports to the Group Board on all operational and day to day activities in relation to the Group's businesses.

It is responsible for managing Group wide issues and those operational issues material to the broader Group.

1	2	3
4	5	6
7	8	9

Key to pictures

1 Stephen Hester, Group Chief Executive
2 Bruce Van Saun, Group Finance Director
3 Ellen Alemany, Chief Executive, Citizens and Head of Americas
4 Nathan Bostock, Head of Restructuring & Risk
5 Paul Geddes, Chief Executive, RBS Insurance
6 Brian Hartzer, Chief Executive, UK Retail, Wealth and Ulster Bank
7 John Hourican, Chief Executive, Global Banking & Markets
8 Chris Sullivan, Chief Executive, UK Corporate
9 Ron Teerlink, Chief Administrative Officer

Executive Committee

Stephen Hester, Group Chief Executive
Bruce Van Saun, Group Finance Director
For biographies **see page 50**

Ellen Alemany (age 55)
Chief Executive, Citizens and Head of Americas
Ellen Alemany joined the RBS Group in June 2007 as Chief Executive Officer of Citizens Financial Group, Inc. and Head of RBS Americas. She became Chairman of Citizens Financial Group, Inc. in March 2009. Prior to this appointment, Ellen was the CEO for Global Transaction Services at Citigroup, one of Citi's 12 publicity reported product lines. Ellen joined Citibank in 1987 and has held various positions including EVP for Commercial Business Group, Chairman and CEO for Citibank International plc and Citibank's European Bank.

Nathan Bostock (age 50)
Head of Restructuring & Risk
Nathan Bostock joined the RBS Group in June 2009 as Head of Restructuring and Risk with responsibility for the Non-Core Division & APS, the Global Restructuring Group and the control functions of Group Legal & Secretariat and Risk Management. Before joining RBS, Nathan spent eight years with Abbey National plc in several roles and was latterly the CFO and main Board Director responsible for Products & Marketing, HR, Insurance and Cards. Before joining Abbey in 2001, Nathan spent ten years with RBS in a number of roles, including Chief Operating Officer of Treasury and Capital Markets and Group Risk Director. A Chartered Accountant, Nathan worked with Coopers & Lybrand, before starting his career in banking. He spent seven years in Chase Manhattan Bank in a variety of areas and functions. He also holds a BSc (Hons) in Mathematics.

Paul Geddes (age 41)
Chief Executive, RBS Insurance
Paul Geddes graduated from Oxford in 1990, where he read Politics, Philosophy and Economics. His career started at Procter & Gamble, in the UK and Europe. He entered retailing in 1997, holding senior roles in Kingfisher and GUS Groups before joining the RBS Group in 2004 as Managing Director, Products and Marketing, Retail Banking. He was appointed CEO, Retail Banking in December 2006 and CEO, UK Retail in February 2009, before taking overall responsibility for some of the UK's best-known insurance brands, including Direct Line, Churchill, Privilege and Green Flag as CEO, RBS Insurance in August 2009. Paul is a Fellow of the Chartered Institute of Bankers in Scotland.

Brian Hartzer (age 44)
Chief Executive, UK Retail, Wealth and Ulster Bank
Brian Hartzer has been the Chief Executive Officer for Retail, Wealth and Ulster Bank since August 2009. He joined RBS from ANZ in Australia, where he was Chief Executive Officer – Australia, as well as Global Segment Lead for Retail and Wealth. Brian joined ANZ in 1999 as Managing Director, Consumer Finance, and later ran ANZ's Personal Banking division. Prior to joining ANZ, Brian spent ten years as a financial services consultant in New York, San Francisco, and Melbourne. Brian is a graduate of Princeton University and holds joint US and Australian citizenship.

John Hourican (age 40)
Chief Executive, Global Banking & Markets
John Hourican was appointed Chief Executive of Global Banking & Markets in October 2008. Prior to this John held a variety of positions across the RBS Group, including CFO of ABN AMRO Group, Head of Leveraged Finance and Chief Operating Officer of Global Banking & Markets. John was educated at the National University of Ireland and received his Postgraduate Diploma from Dublin City University before starting his career at Price Waterhouse, where he worked in Dublin, London and Hong Kong. He is a fellow of the Institute of Chartered Accountants in Ireland.

Chris Sullivan (age 53)
Chief Executive, UK Corporate
Chris Sullivan was appointed Chief Executive of the UK Corporate Banking Division and the GTS Division in August 2009. His previous role was Chief Executive of RBS Insurance, the second largest general insurance provider in the UK. Prior to this, Chris was Chief Executive of Retail and Deputy Chief Executive of Retail Markets. Chris is Vice Chairman of the Association of British Insurers, Chairman of the General Insurance Council and a member of the CBI President's Committee. He spent five years as Chief Executive of Lombard Asset Finance and under his leadership it attained a leading position in the UK and Europe. Chris Sullivan earned his Fellowship of Chartered Institute of Bankers Scotland for his services to Scottish Banking.

Ron Teerlink (age 50)
Chief Administrative Officer
In April 2008, Ron Teerlink joined the RBS Group as Chief Executive of Business Services, becoming the Group Chief Administrative Officer in February 2009. At the same time he was re-appointed to the Managing Board of ABN AMRO to oversee the integration programme. Ron started his career with ABN Bank in 1986 as an IT/Systems analyst and held various functional positions before becoming Chief Operating Officer of the Wholesale Clients Business in 2002. He was appointed Chief Executive Officer of Group Shared Services in 2004 and joined ABN AMRO's Managing Board in January 2006, where he was responsible for Services and Market Infrastructure. Ron holds a Masters degree in Economics from Amsterdam's Vrije Universiteit.

Management Committee

The Management Committee, comprising our major business and functional leaders, meets three to four times annually as a vehicle for strategy and business performance review.

It comprises members of the Executive Committee plus:

Elaine Arden, Group Human Resources Director
Scott Barton, Chief Executive, Global Transaction Services
Chris Campbell, Group General Counsel
Mark Catton, Chief Executive, UK Corporate & Institutional Banking
Rory Cullinan, Head of Non-Core Division
John Cummins, Group Treasurer
Jennifer Hill, Group Director – Strategy & Corporate Finance
Suneel Kamlani, President of Global Banking & Markets
Marco Mazzucchelli, Global Head of Banking & Deputy CEO, GBM
Cormac McCarthy, Chief Executive, Ulster Bank
John McCormick, Chief Executive, GBM Asia Pacific
Andrew McLaughlin, Head of Communications and Group Chief Economist
Peter Nielsen, Global Head of Markets
David Stephen, Deputy Group Chief Risk Officer
Brian Stevenson, Chairman, Global Transaction Services
Rory Tapner, Chief Executive, Wealth Management

Our approach to Governance

> "We strive to achieve high standards of corporate governance and the principles of good governance are embedded throughout our culture, the people and the systems we employ."
>
> Philip Hampton, Chairman

How does RBS comply with key corporate governance standards?

The company is committed to high standards of corporate governance, business integrity and professionalism in all its activities.

Throughout the year ended 31 December 2010, the company has complied with all of the provisions of the Combined Code issued by the Financial Reporting Council in June 2008 (the "Code") except in relation to the provision that the Remuneration Committee should have delegated responsibility for setting remuneration for the Chairman and executive directors. The company considers that this is a matter which should rightly be reserved for the Board. No director is involved in decisions regarding his or her own remuneration.

Although not applicable to the current accounting period, the company has also complied with the main provisions of the UK Corporate Governance Code issued by the Financial Reporting Council in May 2010 (the "new Code") except as noted above. The company has also taken steps to implement the recommendations arising from the review of governance in banks and financial institutions undertaken by Sir David Walker (the "Walker Review").

The company has also complied in all material respects with the Financial Reporting Council Guidance on Audit Committees issued in December 2010.

Under the US Sarbanes-Oxley Act of 2002 (the "Act"), specific standards of corporate governance and business and financial disclosures apply to companies with securities registered in the US. The company complies with all applicable sections of the Act.

How has the structure and composition of the Board changed?

The Board currently comprises the Chairman, two executive directors and eight independent non-executive directors, one of whom is the Senior Independent Director. The Board functions effectively and efficiently and is considered to be of an appropriate size.

Gordon Pell retired as an executive director on 31 March 2010 and Archie Hunter retired as a non-executive director on 28 April 2010.

Penny Hughes and Brendan Nelson joined the Board as non-executive directors on 1 January 2010 and 1 April 2010 respectively.

Brendan Nelson took over as Chairman of the Audit Committee following Archie Hunter's retirement. Penny Hughes took over from Colin Buchan as Chair of the Remuneration Committee on 1 June 2010, when Colin stepped down from the Committee.

Successful governance starts at the top

The Board is the main decision-making forum for the company. It has overall responsibility for management of the business and affairs of the Group, the establishment of Group strategy and the allocation and raising of capital, and is accountable to shareholders for financial and operational performance. The Board considers strategic issues and ensures the Group manages risk effectively through approving and monitoring risk appetite, considering Group stress scenarios and agreed mitigants and identifying longer term strategic threats to the Group's business operations. The Board has a formal schedule of matters detailing key aspects of the company's affairs reserved to it for its decision. This schedule is reviewed bi-annually.

All directors participate in discussing strategy, performance and the financial and risk management of the company. Meetings of the Board are structured to allow sufficient time for consideration of all items and the Chairman encourages constructive challenge and debate.

The roles of Chairman and Group Chief Executive are distinct and separate, with a clear division of responsibilities. The Chairman leads the Board and ensures the effective engagement and contribution of all executive and non-executive directors. The Group Chief Executive has responsibility for all Group businesses and acts in accordance with the authority delegated by the Board. Responsibility for the development of policy and strategy and operational management is delegated to the Group Chief Executive and the Group Finance Director.

The directors provide the Group Board with the knowledge, mix of skills and experience required. The Board Committees comprise of directors with a variety of relevant skills and experience so that no undue reliance is placed on any individual.

The non-executive directors combine broad business and commercial experience with independent and objective judgement. The balance between non-executive and executive directors enables the Board to provide clear and effective leadership and maintain the highest standards of integrity across the business activities.

How often are directors re-elected?

With effect from the 2011 Annual General Meeting, all directors will stand for annual re-election. Colin Buchan will stand down as a non-executive director on 5 August 2011 following the announcement of the Group's interim results, having served just over nine years on the Board.

How often does the Board meet?

There were eleven scheduled Board meetings during 2010. The directors were supplied with comprehensive papers in advance of each meeting. The Group Chief Executive provides a written report on business activities at each Board meeting. In addition to the scheduled meetings, there were fifteen ad-hoc meetings of the Board and Committees of the Board, indicating the commitment of the directors to making time available to fulfil their duties.

What is the role of the Board Committees?

The Audit Committee is comprised of at least three independent non-executive directors. It is responsible for assisting the Board in discharging its responsibilities in relation to the disclosure of the financial affairs of the Group. The Audit Committee reviews the accounting policies, financial reporting and regulatory compliance practices of the Group, the Group's system and standards of internal controls, monitors the Group's processes for internal audit and external audit and reviews the practices of the Divisional Risk and Audit Committees.

The Board Risk Committee is comprised of at least three independent non-executive directors. It is responsible for providing oversight and advice to the Board in relation to current and potential future risk exposures of the Group and future risk strategy, including determination of risk appetite and tolerance.

The Remuneration Committee is comprised of at least three independent non-executive directors. It is responsible for the overview of the Group's remuneration policy and remuneration governance framework, ensuring that remuneration arrangements are consistent with and promote effective risk management. The committee also makes recommendations to the Board in respect of remuneration arrangements for executive directors.

The Nominations Committee comprises all of the non-executive directors, and is chaired by the Chairman of the Group. It is responsible for assisting the Board in the formal selection and appointment of directors, having regard to the overall balance of skills, knowledge, experience and diversity on the Board as well as considering succession planning and reviewing the structure, size and composition of the Board, Audit Committee, Board Risk Committee and Remuneration Committee.

The Group Sustainability Committee is chaired by the Senior Independent Director and is attended by the Chairman and members of the Group executive and senior management. It reports to the Board and is responsible for reviewing the Group's overall sustainability strategy, values and policies.

How do the Committees interact?

The Chair of each Committee reports back to the Group Board on matters raised at Committee meetings to ensure that other Board members are kept appraised of the areas considered by each Committee. Additionally, agendas for Committee meetings are circulated to all directors for information.

The members of the Audit Committee are also members of the Board Risk Committee. This common membership ensures effective governance across all finance and risk issues, and that agendas are aligned and overlap is avoided. The Audit Committee and Board Risk Committees also have strong links with the Remuneration Committee, with particular regard to ensuring that relevant finance and risk matters are factored in remuneration decisions.

How do the directors get the information they need to fulfil their roles properly?

All directors receive accurate, timely and clear information on all relevant matters, and have access to the advice and services of the Group Secretary who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. In addition, all directors are able, if necessary, to obtain independent professional advice at the company's expense.

To give directors a better understanding of the Group, members of executive management attend and make regular presentations at meetings of the Board. Additionally, the Audit Committee and Board Risk Committee undertake an annual programme of visits to the Group's business and control functions. An invitation to attend is extended to all non-executive directors.

Board induction and continuing professional development

In line with the recommendations of the Walker Review and the new Code, the company has reviewed the induction programme for new directors. Each new director receives a formal induction on joining the Board, including visits to the Group's major businesses and meetings with directors, senior management and key stakeholders. The induction is tailored to the director's specific requirements.

The company has undertaken a comprehensive review of the ongoing professional development programme for directors. Directors are advised of appropriate training and professional development opportunities and undertake the training and professional development they consider necessary in assisting them to carry out their duties as a director.

How does the Board review its performance?

The Board reviews its performance annually. Following the external Board evaluation carried out in 2009, a number of initiatives were implemented aimed at improving the overall performance and effectiveness of the Board, including greater advance planning in relation to Board agendas to allow more in-depth discussion of businesses and enhancement of Board engagement in risk management and setting risk appetite.

Formal and rigorous internal evaluations of the performance of the Board, Board Committees and individual directors during 2010 have been carried out. A detailed framework of questions was used to structure individual meetings held with each director. Amongst the areas reviewed were the role and organisation of Board and Board Committees, Board and Committee composition, Board processes, the structure and frequency of meetings, Board and Committee reporting, and external relationships including those with shareholders and regulators. Separate evaluations were carried out for each of the Audit Committee, Board Risk Committee and Remuneration Committee.

The Board has considered and discussed reports on the outcomes of the evaluations and is satisfied with the way in which the evaluations have been conducted.

Letter from the Chair of the Remuneration Committee

Dear Shareholder,
I am pleased to be presenting the Group's Remuneration Report for 2010.

During the year, the Remuneration Committee has built on the progress made during 2009 when significant changes were made to the structure of rewards to staff following a thorough review of remuneration policy. We have continued to embed these practices throughout the organisation to ensure that they are aligned with good corporate governance and robust risk management.

Our focus is to ensure that our remuneration policy continues to support delivery of the Group's Strategic Plan. We are working hard to complete a hugely challenging and complex turnaround and are on track to deliver across a range of measures. The Group plays an important economic role, both as an employer and a lender. If we are going to achieve our strategic objectives and deliver a return to our shareholders including the UK taxpayer, we need talented and motivated management and employees. This requires us to pay them fairly within the context of the markets in which they operate. In setting pay policy, we take account of our duties to shareholders and our strategic objectives and seek to ensure that shareholder interests are not damaged as a result of staff retention, recruitment or motivation issues. Our commitment is to reward success not failure, and we are also very conscious of the need to demonstrate restraint.

Across the Group we operate a range of incentive structures which are designed to reinforce messages about what employees are being asked to achieve, and deliver pay for performance. Our key objective in determining bonus awards is not to pay more than is warranted given business performance. In this context performance includes financial and non financial measures, risk performance and any other relevant factors. Our aggregate bonus awards for 2010 are lower than prior year as a result of lower profits and bonuses in the investment banking division and our recognition of the need for moderation. There is clear focus on differentiation, so that individually and by business, the best performers and the best performance will continue to be rewarded. There is strong central governance and oversight of both bonus pools and individual awards, and each year a significant proportion of staff will receive zero bonus.

The key elements of our remuneration policy are:

Pay for performance

Performance related pay is designed to reflect success or failure against the range of targets which we set for our people, taking into account the context in which results were achieved. By way of example, the pay arrangements for executive directors are aligned to the performance of the Group and performance related pay is paid entirely in shares over several years. Executive directors have "no reward for failure" provisions in their service contracts.

Performance management

We operate a structured process to ensure that all employees have clear objectives that are linked to long-term plans designed to drive business objectives including financial performance, risk, people and customer measures. Assessment of individuals' performance is subject to a rigorous review of achievements against their objectives.

Risk adjustment

Focus on risk is achieved through clear risk input into incentive plan design and target setting, as well as a thorough risk review of performance, bonus pools and clawback. The Remuneration Committee has been supported in this by the Board Risk Committee and the RBS Risk Management function.

Deferral

The Remuneration Committee is acutely aware of the external focus on the role of incentive payments in the financial sector. The reality is that these remain a key part of the structure of pay across the industry. However, we have radically reformed our incentive plans. For our more senior employees annual awards are deferred over three years and a portion of the awards are paid in shares which increases alignment with the interests of shareholders. There will be a £2,000 cap on cash bonuses paid in March 2011, as was the case last year.

Clawback

We have had clawback provisions in place since 2009, which means that, in certain circumstances, the Group can reduce deferred annual incentives and long-term incentive awards up to the point they are released. Clawback allows us to respond appropriately if the performance factors on which reward decisions were based turn out not to reflect the corresponding performance in the longer term.

Shareholder consultation

In early 2011, we consulted extensively with institutional shareholders and other stakeholders on our remuneration approach. The consultation process involved one to one meetings and a roundtable session hosted by the Association of British Insurers and National Association of Pension Funds. Our presentation covered our wider remuneration policy as well as executive directors' remuneration and we have been pleased with both the level of engagement with investors and the positive feedback we have received.

Topics discussed with investors included pay positioning, scale and design of incentive structures, risk alignment of remuneration, deferral, clawback and remuneration disclosures. We have listened to the feedback from investors and have made a number of enhancements to disclosures in the Remuneration Report as a result.

Investors recognised the difficult challenge faced by the Remuneration Committee in positioning pay competitively to support business goals, while being mindful of the wider economic environment and the need to show restraint. The Remuneration Committee and the Board have considered carefully their responsibilities and have applied judgement to achieve a balance whereby remuneration policy supports business goals without causing unacceptably high people risks.

The retention and motivation of our executive directors is crucial over the next three years and whilst most aspects of our remuneration policy remain unchanged, we are making some changes to enhance the overall effectiveness of executive director remuneration. These include replacing the annual bonus plan with a long-term Share Bank and changes to the performance measures for the Long Term Incentive Plan ("LTIP"). We have introduced a scorecard of measures relating to risk and strategic goals to sit alongside the existing measures of total shareholder return and economic profit. These measures ensure that rewards for executive directors are aligned with achieving a sustainable long-term platform for the future success of the Group across a range of areas including risk, profitability, franchise strength and people. Details of these changes are set out in the Remuneration Report in the Group's 2010 Report & Accounts.

While the primary focus of the remuneration policy clearly has to be to support the business to deliver the Strategic Plan, some shareholders asked for reassurance that the Remuneration Committee had in place sufficient tools to be able to adjust remuneration appropriately should another financial crisis occur. I am pleased to confirm that a huge amount of progress has been made in this respect.

The starting point is making sure we set the right objectives in the first place. Risk is a key factor when setting annual and long term objectives and an independent review of risk objectives is undertaken by the RBS Risk Management function and the Board Risk Committee. At the end of each performance period, performance outcomes and bonus pool proposals are subject to rigorous review by the control functions, independent of the businesses/divisions. Our LTIP also has a risk underpin whereby awards will not vest unless the Remuneration Committee is satisfied on risk performance. Both annual and long term awards are subject to clawback and, accordingly, the Remuneration Committee has discretion to reduce the number of shares under award or determine that no shares will vest

Changes to approach

In addition to the changes made to executive directors' remuneration arrangements, the Remuneration Committee reached decisions on the following key areas during 2010:

- establishing a governance framework for incentive plans and bonus funding across the Group, involving the Finance, Risk and Human Resources functions at all key decision points;
- a structure of deferment for incentives for up to three years, with the ability to clawback if appropriate; and
- the introduction of a new Long Term Incentive Plan following consultation with a number of institutional shareholders.

The new LTIP received the approval of over 99% of shareholders at the Annual General Meeting in 2010, and at the same meeting the Remuneration Report received overwhelming shareholder support.

External developments

A number of external developments have impacted remuneration and remuneration policy in 2010, including the publication of the FSA's revised Remuneration Code (the "FSA Code"). In light of the FSA Code, a review was undertaken of the remuneration policy and governance arrangements. I am pleased to report that the Group has been fully compliant with all aspects of the FSA Code from 1 January 2011.

The Remuneration Committee supports the UK Government's position that an international approach is required in relation to regulation on remuneration and disclosure. To rebuild the value of the company, an international level playing field that allows the Group and other UK banks to compete fairly with international competitors is essential.

On 9 February 2011, the UK Government issued a statement in connection with Project Merlin, which represents commitments by the UK's four largest banks, including the RBS Group, on matters including lending, shareholder engagement and pay disclosures. The banks have agreed that aggregate UK bonus pools will be lower than last year reflecting consideration of the public mood and engagement with key stakeholders. Furthermore, as a result of the Project Merlin agreement, we are disclosing in this year's Remuneration Report the pay of our two executive directors and the pay of the five highest paid senior executive officers. The Remuneration Committee has also reviewed the remuneration of the ten highest paid staff in each of the Group's divisions.

Throughout 2010 we continued to work through a period of unprecedented restructuring. The Group has delivered remuneration arrangements that are FSA compliant, take proper account of the public mood and call for restraint and support the overarching objective of maximising shareholder returns and delivering a profit for the taxpayer. Importantly, these arrangements are consistent with the Project Merlin agreement.

On behalf of the Remuneration Committee I would like to place on record our sincere appreciation for our people who have continued to focus on service to our customers, managing risk and driving the performance of our core and non-core businesses. Our people are working hard to help return the Group to financial strength and the Remuneration Committee is committed to creating an environment in which they can meet their ambitions.

Penny Hughes
Chair of the Remuneration Committee
23 February 2011

Summary remuneration report

Executive remuneration policy

Components of executive directors' remuneration

Salary

Base salaries of executive directors are reviewed annually. It has been agreed that the Group Chief Executive will receive no increase in base salary in 2011. The annual salary for the Group Finance Director will be increased from £725,000 to £750,000 with effect from 1 April 2011.

Benefits

Executive directors are eligible to receive various employee benefits or a cash equivalent from a flexible benefits account, on a similar basis to other employees.

Gordon Pell retired from the Group and the Board on 31 March 2010, shortly after his normal pension age of 60. Following Gordon Pell's retirement, no current director is a member of the Group's defined benefit pension plans.

For all executive directors joining on or after 1 October 2006, pension provision is in the form of a pension allowance which may be used to participate in The Royal Bank of Scotland Group Retirement Savings Plan which is open to all employees, or to invest in alternative pension arrangements, or to take all or some of the allowance in cash. In addition, as employees, executive directors are eligible to participate in Sharesave and Buy As You Earn Plans. These plans are not subject to performance conditions since they are operated on an all-employee basis. Executive directors also receive death-in-service cover.

In addition to salary and benefits, executive directors receive variable remuneration in the form of annual and long-term incentives.

Annual incentives

Following consultation with UKFI and other institutional shareholders, a Share Bank arrangement has been put in place for the executive directors' annual incentive awards for 2010 and 2011. The Share Bank arrangement replaces the previous annual incentive arrangement and means that the executive directors will receive no cash bonus.

2010

The 2010 targets covered progress against the Strategic Plan, financial performance, risk efficiency and control measures as well as stakeholder and people management. Executive directors have a normal maximum incentive opportunity of 200% of salary (with an exceptional maximum of 250% of salary).

The Remuneration Committee has reviewed the annual incentive awards for the executive directors for 2010 performance, taking into account performance against targets set at the beginning of 2010. Performance was assessed across a broad range of quantitative and qualitative measures and was supported by a robust performance management framework including a formal half year review.

During 2010, performance has been strong and all the Group's main performance indicators are ahead of the Strategic Plan both in terms of timing and outcomes. More information on the Group's performance can be found on pages 12 and 13. There are, however, a small number of areas where the Group is not performing well ahead of the targets which have been set. Accordingly, the Remuneration Committee has recommended, and the Board (excluding executive directors) has agreed, that the Group Chief Executive and Group Finance Director should receive annual incentive awards of 170% and 186% of salary respectively.

For 2010 performance, the executive directors' annual incentive will be delivered entirely as an allocation into Share Bank. The allocated shares will vest in two equal tranches in March 2012 and 2013, and must then be held for a further six months. The Group Chief Executive has voluntarily agreed to a total holding period of twelve months after vesting. Clawback provisions will again apply prior to vesting of the shares.

2011

The maximum potential allocation of shares in respect of the 2011 financial year under Share Bank will be 6.0 million shares for the Group Chief Executive and 3.75 million shares for the Group Finance Director. These allocations were agreed following consultation with shareholders at the beginning of 2011. The potential allocations represent normal maximum annual incentive levels for executive directors based on the share price prevailing at the start of the consultation period and will be assessed for final allocation in 2012 on that basis. Depending on share price movement during the performance period, the value of the final allocation could further increase or decrease.

Between 0% and 100% of the maximum potential allocation will be formally allocated into Share Bank in March 2012 based on 2011 performance across five performance categories: strategic direction; business delivery and financial performance; stakeholders including delivery against UK government lending commitments; risk and control; and capability and development. Fixing the number of shares in this way avoids unintended consequences arising from share price volatility around award dates and provides a clear alignment with shareholder interests through the year

The Remuneration Committee will determine the actual allocation to Share Bank by reference to the extent to which executive directors have met the performance targets. Shares allocated in respect of 2011 performance will vest in two equal tranches in March 2013 and 2014 respectively. Clawback provisions will apply to shares allocated to Share Bank for the period prior to their vesting.

Share awards made as part of Share Bank will be delivered under the rules of the Deferral Plan approved by shareholders in 2009.

An illustration of Share Bank for the 2011 performance year is set out below:


Maximum potential allocation determined
Performance
(0% to 100%)
Allocation to bank
50%
50%
Year
2011
2012
2013
2014
Subject to clawback prior to vesting

To comply with the FSA Code, shares will be subject to a holding period of six months after vesting.

Long-term incentives
The Group provides long-term incentives which are designed to link reward with the long-term success of the Group and recognise the responsibility participants have in driving its future success and delivering value for shareholders.

Long-Term Incentive Plan (LTIP)
The LTIP was approved by shareholders in April 2010. It replaces both the Executive Share Option Plan and the Medium-Term Performance Plan. Employees in senior roles (executive level and selected senior management) are eligible to receive annual awards of long-term incentives. The awards will be structured as performance-vesting deferred shares.

The performance conditions for the LTIP awards focus on shareholder value, while factoring in the growing regulatory emphasis on risk-adjusted financial metrics.

As in 2010, awards in 2011 will be granted under the LTIP, and will be entirely in the form of shares (rather than share options).

Awards to executive directors have a normal maximum limit of 400% of salary. Whilst the award policy for executive directors may be increased in exceptional circumstances, prior shareholder consultation would be undertaken. For 2011, awards made to executive directors' will be capped at 375% of agreed salary.

Performance criteria for awards granted to executive directors under the LTIP in 2011 and 2010 and ESOP and MPP in 2009
Awards made to executive directors under the ESOP and MPP in 2009 are subject to relative and absolute TSR measures, both weighted equally.

Awards to executive directors under the LTIP in 2010 are subject to improvement in Economic Profit (50%) as well as relative TSR (25%) and absolute TSR (25%).

Performance conditions for the 2011 LTIP awards have been chosen to align executive directors directly with outcomes for shareholders but also with those key actions required to deliver shareholder value over the long term. Vesting of these awards is based on the following performance conditions:

- Relative Total Shareholder Return ("TSR") (25%);
- Core Bank Economic Profit (25%);
- Balance Sheet & Risk (25%); and
- Strategic Scorecard (25%).

Relative TSR provides a direct link between the rewards received by executives and the returns achieved for our shareholders. For this reason this metric has been retained unaltered from previous years.

For 2011 LTIP awards, the Economic Profit measure will focus on the Core bank. Economic Profit, being a risk-adjusted financial measure, is consistent with adherence to the FSA Code, and also provides a balance between measuring growth, and the cost of capital employed in delivering that growth. At the end of the performance period for these awards, the value of the Group will be largely determined by the ability of the Core bank to generate enduring value for shareholders. For this reason, Economic Profit is based on the core bank.

Resolution of Non-Core and development of the Group's risk profile consistent with being a highly rated standalone bank are fundamental to our strategy. These are therefore measured under a separate Balance Sheet and Risk measure under the LTIP.

To ensure that the Group is positioned to deliver sustainable value for shareholders beyond the initial turnaround timeframe, the balanced scorecard rewards management for delivering a robust basis for future growth in terms of the strength of our franchise, efficiency, reputation, and the strength and engagement of our employees.

Finally, there is an underpin whereby awards will only vest if the Committee is satisfied that risk management during the performance period has been effective and that financial and non-financial performance has been satisfactory in line with the Group's Strategic Plan. In assessing this, the Committee will be advised independently by the Board Risk Committee.

Shareholding guidelines
The Group operates shareholding guidelines for executive directors. The target shareholding level is 200% of gross annual salary for the Group Chief Executive and 100% of gross annual salary for executive directors. Executive directors have a period of five years in which to build up their shareholdings to meet the guideline levels.

Non-executive directors
The level of remuneration for non-executive directors reflects their responsibility and time commitment and the level of fees paid to non-executive directors of comparable major UK companies. Non-executive directors do not participate in any incentive or performance plan. Non-executive director fees are reviewed regularly.

Total shareholder return performance
The performance graph below illustrates the performance of the company over the past five years in terms of total shareholder return compared with that of the companies comprising the FTSE 100 Index. This Index has been selected because it represents a cross-section of leading UK companies. The total shareholder return for FTSE banks for the same period has been added for comparison. The total shareholder return for the company and the indices have been rebased to 100 for 2005. The second graph below illustrates the same performance of the company during 2010.


140
120
100
80
60
40
20
0
2005
2006
2007
2008
2009
2010
FTSE 100
FTSE Banks
RBS

Total shareholder return – one year


250
200
150
100
50
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
FTSE 100
FTSE Banks
RBS

Service contracts
The company's policy in relation to the duration of contracts with directors is that executive directors' contracts generally continue until termination by either party, subject to the required notice, or until retirement. The notice period under the service contracts of executive directors will not normally exceed twelve months. In relation to newly recruited executive directors, subject to the prior approval of the Remuneration Committee, the notice period may be extended beyond twelve months if there is a clear case for this. Where a longer period of notice is initially approved on appointment, it will normally be structured such that it will automatically reduce to twelve months in due course.

All new service contracts for executive directors are subject to approval by the Remuneration Committee. Those contracts normally include standard clauses covering the performance review process, the company's normal disciplinary procedure, and terms for dismissal in the event of failure to perform or in situations involving actions in breach of the Group's policies and standards.

Any compensation payment made in connection with the departure of an executive director will be subject to approval by the Remuneration Committee, having regard to the terms of the service contract and the reasons for termination.

No compensation was paid to Gordon Pell on his retirement from employment of the Group on 31 March 2010.

Directors' remuneration

	Salary/ fees £000	Performance bonus £000	Benefits £000	2010 Total £000	2009 Total £000
Chairman					
Philip Hampton (1)	750	—	—	750	700
Executive directors					
Stephen Hester	1,219	2,040	8	3,267	1,227
Bruce Van Saun (2,3)	725	1,349	224	2,298	700
Former executive director					
Gordon Pell (4)	233	—	1	234	933

Notes:

(1) Remuneration for 2009 reflects Philip Hampton's appointment as Deputy Chairman and Chairman-designate on 19 January 2009 and his appointment as Chairman on 3 February 2009.

(2) Remuneration for 2009 reflects Bruce Van Saun's appointment to the Board on 1 October 2009.

(3) Benefits include costs for Bruce Van Saun's relocation to the UK during 2010.

(4) Retired with effect from 31 March 2010.

As disclosed in the 2009 remuneration report, no payment for loss of office was made to Guy Whittaker (who ceased to be a director on 30 September 2009). After leaving the Group, Mr Whittaker was paid a total of £729,381, representing salary and benefits due under his contract of employment for the balance of his notice period.

Gordon Pell is currently Deputy Chairman of Coutts & Co and a non-executive director of RBS Coutts Bank Limited. He receives a combined annual fee of £100,000 in respect of these roles.

The table below sets out the remuneration paid to non-executive directors for the year ended 31 December 2010. No changes were made in relation to non-executive director fees during 2010 except to standardise the Board Risk Committee, Audit Committee and Remuneration Committee membership fee at £25,000 with effect from 1 January 2010. Fees paid to the Chairs of the Board Risk, Audit and Remuneration Committees have also been standardised at £150,000. This constitutes an increase in the fee payable to the Chair of the Remuneration Committee, reflecting the increased workload of that Committee and the time commitment required from the Committee Chair. For individual directors, differences in remuneration between 2009 and 2010 reflect any change in Committee responsibilities and, where applicable, the date they were appointed to the Board during 2009 or 2010, as set out in the notes below.

	Board fees £000	Board committee fees £000	2010 Total £000	2009 Total £000
Non-executive directors				
Colin Buchan (1)	73	77	150	152
Sandy Crombie (2)	150	—	150	88
Penny Hughes (3)	130	—	130	—
Joe MacHale (4)	73	68	141	111
John McFarlane	73	30	103	93
Brendan Nelson (5)	111	—	111	—
Art Ryan	73	30	103	92
Philip Scott (6)	150	—	150	25
Former non-executive director				
Archie Hunter (7)	24	31	55	166

Notes:

(1) Stepped down as a member and Chairman of the Remuneration Committee on 1 June 2010.

(2) Appointed as Senior Independent Director on 1 June 2009. Fee is inclusive and covers all Board and Board Committee work.

(3) Appointed 1 January 2010 and became Chair of the Remuneration Committee on 1 June 2010. From 1 June 2010 fee is inclusive and covers all Board and Board Committee work.

(4) Stepped down from the Audit Committee on 30 April 2010. Member of the Asset Protection Scheme Senior Oversight Committee since January 2010.

(5) Appointed on 1 April 2010 and became Chairman of the Audit Committee on 28 April 2010. Fee is inclusive and covers all Board and Board Committee work.

(6) Fee is inclusive and covers all Board and Board Committee work.

(7) Retired with effect from 28 April 2010.

No director received any expense allowances chargeable to UK income tax or compensation for loss of office/termination payment. The non-executive directors did not receive any bonus payments or benefits.

Financial results

Summary financial statement

Important note

This summary financial statement is a summary of information in the 2010 Report and Accounts (the "R&A"). It does not contain sufficient information to allow for a full understanding of the results of the Group or of the state of affairs of the company and of its policies and arrangements concerning directors' remuneration. The Group's results and financial condition could be adversely affected by certain risks and uncertainties, including the outcome of litigation and investigations. For further information, the 2010 R&A, the Auditor's report on those accounts and the Report of the directors should be consulted.

You can obtain a copy of the R&A and may also elect to receive all future R&As, free of charge, by contacting our Registrar, details of which can be found on page 71. A copy can be viewed at www.rbs.com

Summary directors' report

Activities and business review

A review of the activities and business of the Group for the year ended 31 December 2010, of recent events and of likely future developments is contained on pages 2 to 47.

Going concern

Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group and the company will continue in operational existence for the foreseeable future. Accordingly, the financial statements of the Group and of the company have been prepared on a going concern basis.

Directors

Photographs and brief biographical details of the directors are shown on pages 50 and 51.

Report of the auditors

The auditor's report on the full accounts and the auditable part of the Directors' remuneration report for the year ended 31 December 2010 was unqualified and did not include an emphasis of matter or a statement under sections 498(2) (inadequate accounting records or returns or accounts or Directors' remuneration report not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006. The auditor's statement under section 496 (whether the information in the Report of the directors' was consistent with the accounts) was unqualified.

Additional information

Where not provided elsewhere, the following additional information is required to be disclosed by Part 14 of Schedule 7 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

Share capital

Details of the ordinary and preference share capital as at 31 December 2010 are provided below.

Allotted, called up and fully paid	£m	Number of shares – thousands
Ordinary shares of 25p	14,614	58,458,131
B shares of £0.01	510	51,000,000
Dividend access share of £0.01 (1)	—	—
Non-cumulative preference shares of US$0.01	1	209,609
Non-cumulative convertible preference shares of US$0.01	—	65
Non-cumulative preference shares of €0.01	—	2,044
Non-cumulative convertible preference shares of £0.01	—	15
Non-cumulative preference shares of £1	—	54
Cumulative preference shares of £1	1	900

Note:
(1) One dividend access share in issue.

The rights and obligations attaching to the company's ordinary shares and preference shares are set out in the company's Articles of Association, copies of which can be obtained from Companies House in the UK or at www.rbs.com.

On a show of hands at a general meeting of the company every holder of ordinary shares and cumulative preference shares present in person or by proxy and entitled to vote shall have one vote. On a poll, every holder of ordinary shares present in person or by proxy and entitled to vote shall have one vote for every share held. On a poll, holders of cumulative preference shares present in person or by proxy and entitled to vote shall have four votes for every share held. The voting rights of holders of non-cumulative preference shares are set out in Note 29 of the 2010 R&A. The notices of Annual General Meetings and General Meetings specify the deadlines for exercising voting rights and appointing a proxy or proxies to vote in relation to resolutions to be passed at the meeting.

The cumulative preference shares represent less than 0.01% and the non-cumulative preference shares represent less than 0.73% of the total voting rights of the company respectively, the remainder being represented by the ordinary shares.

There are no restrictions on the transfer of ordinary shares in the company other than certain restrictions which may from time to time be imposed by laws and regulations (for example, insider trading laws). Pursuant to the Listing Rules of the Financial Services Authority, certain employees of the company require the approval of the company to deal in the company's shares.

The rules governing the appointment of directors are set out in the company's Articles of Association. The company's Articles of Association may only be amended by a special resolution at a general meeting of shareholders.

A number of the company's share plans include restrictions on transfers of shares while shares are subject to the plans or the terms under which the shares were awarded.

Except in relation to the Dividend Access Share, the company is not aware of any agreements between shareholders that may result in restrictions on the transfer of securities and/or voting rights. There are no persons holding securities carrying special rights with regard to control of the company.

Under the rules of certain employee share plans, eligible employees are entitled to acquire shares in the company and shares are held in trust for participants by The Royal Bank and Ulster Bank Dublin Trust Company as Trustees. Voting rights are exercised by the Trustees on receipt of participants' instructions. If a participant does not submit an instruction to the Trustee, no vote is registered.

The Royal Bank of Scotland plc 1992 Employee Share Trust, The Royal Bank of Scotland Group plc 2001 Employee Share Trust and The Royal Bank of Scotland Group plc 2007 US Employee Share Trust hold shares on behalf of the Group's employee share plans. The voting rights are exercisable by the Trustees, however, in accordance with investor protection guidelines, the Trustees abstain from voting. The Trustees would take independent advice before accepting any offer in respect of their shareholdings for the company in a takeover bid situation.

Awards granted under the company's employee share plans may be met through a combination of newly issued shares and shares acquired in the market by the company's employee benefits trust.

A change of control of the company following a takeover bid may cause a number of agreements to which the company is party to take effect, alter or terminate. All of the company's employee share plans contain provisions relating to a change of control. Outstanding awards and options may vest and become exercisable on change of control, subject where appropriate to the satisfaction of any performance conditions at that time and pro-rating of awards. In the context of the company as a whole, these agreements are not considered to be significant.

Non-cumulative preference shares

Non-cumulative preference shares entitle the holders thereof (subject to the terms of issue) to receive periodic non-cumulative cash dividends at specified fixed rates for each Series payable out of distributable profits of the company.

The non-cumulative preference shares are redeemable at the option of the company, in whole or in part from time to time at the rates detailed below plus dividends otherwise payable for the then current dividend period accrued to the date of redemption.

Class of preference share	Number of shares in issue	Interest rate	Redemption date on or after	Redemption price per share	Debt or equity(1)
Non-cumulative preference shares of US$0.01					
Series F	6.3 million	7.65%	31 March 2007	US$25	Debt
Series H	9.7 million	7.25%	31 March 2004	US$25	Debt
Series L	30.0 million	5.75%	30 September 2009	US$25	Debt
Series M	23.1 million	6.4%	30 September 2009	US$25	Equity
Series N	22.1 million	6.35%	30 June 2010	US$25	Equity
Series P	9.9 million	6.25%	31 December 2010	US$25	Equity
Series Q	20.6 million	6.75%	30 June 2011	US$25	Equity
Series R	10.2 million	6.125%	30 December 2011	US$25	Equity
Series S	26.4 million	6.6%	30 June 2012	US$25	Equity
Series T	51.2 million	7.25%	31 December 2012	US$25	Equity
Series U	10,130	7.64%	29 September 2017	US$100,000	Equity
Non-cumulative convertible preference shares of US$0.01					
Series 1	64,772	9.118%	31 March 2010	US$1,000	Debt
Non-cumulative preference shares of €0.01					
Series 1	1.25 million	5.5%	31 December 2009	€1,000	Equity
Series 2	784,989	5.25%	30 June 2010	€1,000	Equity
Series 3	9,429	7.0916%	29 September 2017	€50,000	Equity
Non-cumulative convertible preference shares of £0.01					
Series 1	14,866	7.387%	31 December 2010	£1,000	Debt
Non-cumulative preference shares of £1					
Series 1	54,442	8.162%	5 October 2012	£1,000	Equity

Note:
(1) Those preference shares where the Group has an obligation to pay dividends are classified as debt; those where distributions are discretionary are classified as equity. The conversion rights attaching to the convertible preference shares may result in the Group delivering a variable number of equity shares to preference shareholders; these convertible preference shares are treated as debt.

In the event that the non-cumulative convertible preference shares are not redeemed on or before the redemption date, the holder may convert them into ordinary shares in the company at the prevailing market price.

Under existing arrangements, no redemption or purchase of any non-cumulative preference shares may be made by the company without the prior consent of the UK Financial Services Authority.

On a winding-up or liquidation of the company, the holders of the non-cumulative preference shares will be entitled to receive out of any surplus assets available for distribution to the company's shareholders (after payment of arrears of dividends on the cumulative preference shares up to the date of repayment) pari passu with the cumulative preference shares and all other shares of the company ranking pari passu with the non-cumulative preference shares as regards participation in the surplus assets of the company, a liquidation distribution per share equal to the applicable redemption price detailed in the table above, together with an amount equal to dividends for the then current dividend period accrued to the date of payment, before any distribution or payment may be made to holders of the ordinary shares as regards participation in the surplus assets of the company.

Except as described above, the holders of the non-cumulative preference shares have no right to participate in the surplus assets of the company.

Holders of the non-cumulative preference shares are not entitled to receive notice of or attend general meetings of the company except if any resolution is proposed for adoption by the shareholders of the company to vary or abrogate any of the rights attaching to the non-cumulative preference shares or proposing the winding-up or liquidation of the company. In any such case, they are entitled to receive notice of and to attend the general meeting of shareholders at which such resolution is to be proposed and are entitled to speak and vote on such resolution (but not on any other resolution). In addition, in the event that, prior to any general meeting of shareholders, the company has failed to pay in full the three most recent quarterly dividend payments due on the non-cumulative dollar preference shares (other than Series U), the two most recent semi-annual dividend payments due on the non-cumulative convertible dollar preference shares and the most recent dividend payments due on the non-cumulative euro preference shares, the non-cumulative sterling preference shares, the Series U non-cumulative dollar preference shares and the non-cumulative convertible sterling preference shares, the holders shall be entitled to receive notice of, attend, speak and vote at such meeting on all matters together with the holders of the ordinary shares. In these circumstances only, the rights of the holders of the non-cumulative preference shares so to vote shall continue until the company shall have resumed the payment in full of the dividends in arrears.

The Group has undertaken that, unless otherwise agreed with the European Commission, neither the company nor any of its direct or indirect subsidiaries (excluding companies in the RBS Holdings N.V. Group, which are subject to different restrictions) will pay external investors any dividends or coupons on existing hybrid capital instruments (including preference shares, B shares and upper and lower tier 2 instruments) from 30 April 2010 for a period of two years thereafter ("the Deferral Period"), or exercise any call rights in relation to these capital instruments between 24 November 2009 and the end of the Deferral Period, unless there is a legal obligation to do so. Hybrid capital instruments issued after 24 November 2009 will generally not be subject to the restriction on dividend or coupon payments or call options.

Shareholdings

The table below shows shareholders that have notified the Group that they hold more than 3% of the total voting rights of the company at 31 December 2010.

Solicitor For The Affairs of Her Majesty's Treasury as Nominee for Her Majesty's Treasury	Number of shares	% held
Ordinary shares	39,644,835,194	67.8
B shares (non-voting)	51,000,000,000	100.0

Independent auditor's statement to the members of The Royal Bank of Scotland Group plc

We have examined the summary financial statement for the year ended 31 December 2010 which comprises the summary consolidated income statement, the summary consolidated statement of comprehensive income, the summary consolidated balance sheet, the summary directors' report and the summary remuneration report.

This report is made solely to the company's members, as a body, in accordance with section 428 of the Companies Act 2006. Our work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with United Kingdom law.

Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review and Summary Financial Statement with the full annual accounts, the Report of the directors and the Directors' remuneration report, and its compliance with the relevant requirements of section 428 of the Companies Act 2006 and the regulations made thereunder.

We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our work in accordance with Bulletin 2008/3 issued by the Auditing Practices Board. Our report on the Group's full annual accounts describes the basis of our audit opinion on those accounts, the Directors' remuneration report and the Report of the directors.

Opinion

In our opinion, the summary financial statement is consistent with the full annual accounts, the Report of the directors and the Directors' remuneration report of The Royal Bank of Scotland Group plc for the year ended 31 December 2010 and complies with the applicable requirements of section 428 of the Companies Act 2006, and the regulations made thereunder.

Deloitte LLP
Chartered Accountants and Statutory Auditor
London, United Kingdom
23 February 2011

Summary consolidated income statement for the year ended 31 December 2010

	2010 £m	2009(1) £m
Net interest income	14,209	13,388
Non-interest income (excluding insurance premium income)	12,531	14,372
Insurance net premium income	5,128	5,266
Non-interest income	17,659	19,638
Total income	31,868	33,026
Administrative expenses	(16,078)	(15,251)
Depreciation and amortisation	(2,150)	(2,166)
Operating expenses*	(18,228)	(17,417)
Profit before other operating charges and impairment losses	13,640	15,609
Insurance net claims	(4,783)	(4,357)
Impairment losses	(9,256)	(13,899)
Operating loss before tax	(399)	(2,647)
Tax (charge)/credit	(634)	429
Loss from discontinued operations, net of tax	(633)	(105)
Loss for the year	(1,666)	(2,323)
Loss attributable to:		
Non-controlling interests	(665)	349
Preference shareholders	105	878
Paid-in equity holders	19	57
Ordinary and B shareholders	(1,125)	(3,607)
	(1,666)	(2,323)
Basic loss per ordinary and B share (2)	(0.5p)	(6.4p)
Diluted loss per ordinary and B share (2)	(0.5p)	(6.4p)

*Integration and restructuring costs included in operating expenses comprise:

	2010 £m	2009 £m
Administrative expenses	1,012	1,268
Depreciation and amortisation	20	18
	1,032	1,286

Notes:

(1) Re-presented for the reclassification of the results attributable to other Consortium Members as discontinued operations.

(2) B shares rank pari-passu with ordinary shares.

Summary consolidated statement of comprehensive income for the year ended 31 December 2010

	2010 £m	2009 £m
Loss for the year	(1,666)	(2,323)
Other comprehensive income/(loss)		
Available-for-sale financial assets	(389)	2,016
Cash flow hedges	1,454	684
Currency translation	81	(3,300)
Actuarial gains/(losses) on defined benefit plans	158	(3,665)
Other comprehensive income/(loss) before tax	1,304	(4,265)
Tax (charge)/credit	(309)	430
Other comprehensive income/(loss) after tax	995	(3,835)
Total comprehensive loss for the year	(671)	(6,158)
Total comprehensive loss recognised in the statement of changes in equity is attributable as follows:		
Non-controlling interests	(197)	(1,346)
Preference shareholders	105	878
Paid-in equity holders	19	57
Ordinary and B shareholders	(598)	(5,747)
	(671)	(6,158)

Directors' remuneration	2010 £000	2009 £000
Non-executive directors – emoluments	1,093	823
Chairman and executive directors		
– emoluments	5,243	4,971
– contributions and allowances in respect of defined contribution pension schemes	321	—
	6,657	5,794
– amounts receivable under long-term incentive plans	1,097	1,103
	7,754	6,897

No directors are accruing benefits under defined benefit schemes (2009 – one), one director is accruing benefits under defined contribution schemes (2009 – nil).

Summary consolidated balance sheet as at 31 December 2010

	2010 £m	2009 £m
Assets		
Cash and balances at central banks	57,014	52,261
Loans and advances to banks	100,518	91,753
Loans and advances to customers	555,260	728,393
Debt securities	217,480	267,254
Equity shares	22,198	19,528
Settlement balances	11,605	12,033
Derivatives	427,077	441,454
Intangible assets	14,448	17,847
Property, plant and equipment	16,543	19,397
Deferred tax	6,373	7,039
Prepayments, accrued income and other assets	12,576	20,985
Assets of disposal groups	12,484	18,542
Total assets	1,453,576	1,696,486
Liabilities		
Deposits by banks	98,790	142,144
Customer accounts	510,693	614,202
Debt securities in issue	218,372	267,568
Settlement balances	10,991	10,413
Short positions	43,118	40,463
Derivatives	423,967	424,141
Accruals, deferred income and other liabilities	23,089	30,327
Retirement benefit liabilities	2,288	2,963
Deferred tax	2,142	2,811
Insurance liabilities	6,794	10,281
Subordinated liabilities	27,053	37,652
Liabilities of disposal groups	9,428	18,890
Total liabilities	1,376,725	1,601,855
Non-controlling interests	1,719	16,895
Owners' equity	75,132	77,736
Total equity	76,851	94,631
Total liabilities and equity	1,453,576	1,696,486
Memorandum items		
Contingent liabilities and commitments	314,331	351,661

At 31 December 2010, provisions for loan impairment amounted to £18,182 million (2009 - £17,283 million).

The summary financial statement on pages 62 to 68 was approved by the Board of directors on 23 February 2011.

Philip Hampton
Chairman

Stephen Hester
Group Chief Executive

Bruce Van Saun
Group Finance Director

Shareholder information

Analyses of ordinary shareholders

at 31 December 2010	Shareholdings	Number of shares – millions	%
Individuals	214,556	1,232.5	2.1
Banks and nominee companies	17,045	56,131.1	96.0
Investment trusts	163	20.4	0.1
Insurance companies	187	3.9	—
Other companies	1,442	631.5	1.1
Pension trusts	40	9.0	—
Other corporate bodies	103	429.7	0.7
	233,536	58,458.1	100.0
Range of shareholdings:			
1-1,000	75,288	32.5	0.1
1,001-10,000	127,607	472.5	0.8
10,001 - 100,000	28,847	655.8	1.1
100,001 - 1,000,000	1,113	309.7	0.5
1,000,001 - 10,000,000	466	1,568.2	2.7
10,000,001 and over	215	55,419.4	94.8
	233,536	58,458.1	100.0

Financial calendar

Annual General Meeting	19 April 2011 at 2pm RBS Gogarburn Conference Centre Edinburgh, EH12 1HQ
Interim results	5 August 2011

Dividends

Payment dates	
Cumulative preference shares	31 May and 30 December 2011
Non-cumulative preference shares	31 March, 30 June, 30 September and 30 December 2011
Ex-dividend date	
Cumulative preference shares	4 May 2011
Record date	
Cumulative preference shares	6 May 2011

For further information on the payment of dividends, see page 64.

Shareholder information continued

Shareholder enquiries
Shareholdings in the company may be checked by visiting the 'shareholder services' section of our website (www.rbs.com/shareholder). You will need the shareholder reference number printed on your share certificate or tax voucher to gain access to this information.

Investor Relations
Shareholders can access updated information on RBS via our website www.rbs.com/ir

Annual Sustainability Report
If you wish to obtain a copy please contact:

Group Sustainability
The Royal Bank of Scotland Group plc
PO Box 1000
Gogarburn
Edinburgh EH12 1HQ

It is also available on our website at www.rbs.com/sustainability

Braille and audio Annual Review and Summary Financial Statement
Shareholders requiring a Braille or audio version of the Annual Review and Summary Financial Statement should contact the Registrar on +44 (0)870 702 0135.

ShareGift
The company is aware that shareholders who hold a small number of shares may be retaining these shares because dealing costs make it uneconomical to dispose of them. ShareGift, the charity share donation scheme, is a free service operated by The Orr Mackintosh Foundation (registered charity 1052686) to enable shareholders to donate shares to charity.

Should you wish to donate your shares to charity in this way you should contact ShareGift for further information:

ShareGift, The Orr Mackintosh Foundation
17 Carlton House Terrace, London SW1Y 5AH
Telephone:+44 (0) 20 7930 3737
www.sharegift.org

Donating your shares in this way will not give rise to either a gain or a loss for UK capital gains tax purposes and you may be able to reclaim UK income tax on gifted shares. Further information can be obtained from HM Revenue & Customs.

Warning to shareholders - boiler room scams
In recent years, many companies have become aware that their shareholders have received unsolicited phone calls or correspondence concerning investment matters. These are typically from overseas based 'brokers' who target UK shareholders, offering to sell them what often turn out to be worthless or high risk shares in US or UK investments. These operations are commonly known as 'boiler rooms'. These 'brokers' can be very persistent and extremely persuasive, and a 2006 survey by the Financial Services Authority (FSA) has reported that the average amount lost by investors is around £20,000.

It is not just the novice investor that has been duped in this way; many of the victims had been successfully investing for several years. Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports. If you receive any unsolicited investment advice:

- make sure you get the correct name of the person and organisation;
- check that they are properly authorised by the FSA before getting involved by visiting www.fsa.gov.uk/pages/register;
- report the matter to the FSA either by calling +44 (0)845 606 1234 or visiting www.fsa.gov.uk/pages/consumerinformation; and
- if the calls persist, hang up.

If you deal with an unauthorised firm, you will not be eligible to receive payment under the Financial Services Compensation Scheme. The FSA can be contacted by completing an online form at www.fsa.gov.uk/pages/doing/regulated/law/alerts/form.shtml

Details of any share dealing facilities that the company endorses will be included in company mailings.

More detailed information on this or similar activity can be found on the FSA website www.fsa.gov.uk/pages/consumerinformation

Important addresses

Shareholder enquiries
Registrar
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone: +44 (0)870 702 0135
Facsimile: +44 (0)870 703 6009
Website: www.investorcentre.co.uk/contactus

ADR Depositary Bank
BNY Mellon Shareowner Services
PO Box 358516
Pittsburgh, PA 15252-8516
Telephone: +1 888 269 2377 (US callers)
Telephone: +1 201 680 6825 (International)
Email: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner

Group Secretariat
The Royal Bank of Scotland Group plc
PO Box 1000
Gogarburn Edinburgh EH12 1HQ
Telephone: +44 (0)131 556 8555
Facsimile: +44 (0)131 626 3081

Investor Relations
280 Bishopsgate
London EC2M 4RB
Telephone: +44 (0)207 672 1758
Facsimile: +44 (0)207 672 1801
Email: investor.relations@rbs.com

Registered office
36 St Andrew Square
Edinburgh EH2 2YB
Telephone: +44 (0)131 556 8555
Registered in Scotland No. 45551

Website
www.rbs.com